UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Société Anonyme (French Public Limited Company) with a share capital of 10,595,434,424 euros

Registered office: 6, place d’Alleray, Paris (15 th arrondissement)

Paris Trade Register 380 129 866

2010 registration document

ANNUAL FINANCIAL REPORT

This registration document includes
all the items of the annual financial report

AMF

This registration document was filed with the Autorité des Marchés Financiers on April 20, 2011 pursuant to Article 212-13 of the AMF General Regulation. It may be used in support of a financial transaction if supplemented by a transaction note that has received approval from the Autorité des Marchés Financiers.

This document was prepared by the issuer and is binding on its signatories.

Copies of this registration document are available from France Telecom at its registered office (postal address: 75505 Paris cedex 15).
This document is also available on France Telecom’s website: www.orange.com, on the website of the Autorité des Marchés Financiers: www.amf-france.org and on the official website for regulated information : www.info-financiere.fr

2010 REGISTRATION DOCUMENT / FRANCE TELECOM 1

2010 REGISTRATION DOCUMENT / FRANCE TELECOM 2

table of contents

nota

6

1   person responsible

9

1.1   PERSON RESPONSIBLE FOR THE INFORMATION CONTAINED IN THE REGISTRATION DOCUMENT

9

1.2   DECLARATION BY THE PERSON RESPONSIBLE

9

2   statutory auditors

11

2.1   STATUTORY AUDITORS

11

2.2   ALTERNATE STATUTORY AUDITORS

11

3   selected financial information

13

3.1   CONSOLIDATED INCOME STATEMENT

13

3.2   CONSOLIDATED STATEMENT OF FINANCIAL POSITION

14

3.3   CONSOLIDATED STATEMENT OF CASH FLOW

14

3.4   ORGANIC CASH FLOW

14

4   risk factors

15

4.1   OPERATIONAL RISKS

17

4.2   LEGAL RISKS

21

4.3   FINANCIAL RISKS

22

5   information about the issuer

27

5.1   HISTORY AND EVOLUTION OF THE COMPANY

27

5.2   INVESTMENTS

28

6   overview of the group’s business

29

6.1   THE TELECOMMUNICATION SERVICES MARKET

30

6.2   FRANCE TELECOM'S STRATEGY

33

6.3   OVERVIEW OF BUSINESS

35

6.4   ENVIRONMENTAL INFORMATION

157

6.5   EXCEPTIONAL EVENTS

162

6.6   DEPENDENCY ON PATENTS

162

6.7   REGULATIONS

162

6.8   SUPPLIERS

168

6.9   INSURANCE

169

7   organizational chart

171

8   property, plant and equipment

173

8.1   NETWORKS AND SERVICE PLATFORMS

174

8.2   REAL ESTATE

192

2010 REGISTRATION DOCUMENT / FRANCE TELECOM 3

9   analysis of the financial position and earnings

193

9.1   ANALYSIS OF THE GROUP’S FINANCIAL POSITION AND EARNINGS

194

9.2   ANALYSIS OF FRANCE TELECOM S.A.’S FINANCIAL POSITION AND EARNINGS (FRENCH ACCOUNTING STANDARDS)

275

10  cash flow and equity

283

11  innovation, research and development, patents, and licenses

285

12  information on trends

289

13  profit forecasts or estimates

291

14  administrative and management bodies and senior management

293

14.1   BOARD OF DIRECTORS – ORGANIZATION AND FUNCTIONING

294

14.2   STRUCTURE AND PERFORMANCE OF THE GENERAL MANAGEMENT

310

14.3   INTERNAL CONTROL AND RISK MANAGEMENT

314

14.4   STATUTORY AUDITORS’ REPORT

322

15  compensation and benefits paid to executives, directors and corporate officers

323

15.1   RULES FOR DETERMINING THE COMPENSATION OF DIRECTORS AND OFFICERS

324

15.2   COMPENSATION PAID TO DIRECTORS AND OFFICERS

327

15.3  COMPENSATION FOR THE GENERAL MANAGEMENT COMMITTEE AND THE EXECUTIVE COMMITTEE IN 2010

330

15.4   PROVISIONS FOR PENSIONS, RETIREMENTS, AND OTHER BENEFITS

331

16  board practices

333

17  employees

335

17.1   WORKFORCE TRENDS

336

17.2   ORGANIZATION OF WORKING HOURS

340

17.3   COMPENSATION

341

17.4   LABOR RELATIONS

346

17.5   HEALTH AND SAFETY CONDITIONS

347

17.6   TRAINING

348

17.7   EMPLOYMENT AND INTEGRATION OF PEOPLE WITH DISABILITIES

349

17.8   SOCIAL AND CULTURAL ACTIVITIES

350

17.9   OUTSOURCING

350

17.10   IMPACT ON NATIONAL EMPLOYMENT AND REGIONAL DEVELOPMENT

351

2010 REGISTRATION DOCUMENT / FRANCE TELECOM 4

18  major shareholders

353

18.1   DISTRIBUTION OF SHARE CAPITAL AND VOTING RIGHTS

354

18.2   DIRECT AND INDIRECT CONTROL OF FRANCE TELECOM

356

19  operations with parent companies

357

20  financial information concerning the company’s assets and liabilities, financial position and profits and losses

359

20.1   CONSOLIDATED STATEMENTS

360

20.2   NON CONSOLIDATED STATEMENTS

501

20.3   DIVIDEND DISTRIBUTION POLICY

549

20.4   LITIGATION AND ARBITRATION PROCEEDINGS

549

20.5   SIGNIFICANT CHANGE IN FINANCIAL OR TRADING POSITION

550

21   additional information

551

21.1   SHARE CAPITAL

552

21.2   CORPORATE BYLAWS

554

21.3   FACTORS THAT MAY HAVE AN EFFECT IN THE EVENT OF A PUBLIC OFFERING

557

22  material contracts

559

23  third party information and statements by experts and declarations of any interest

561

24  documents on display

563

25  information on holdings

565

26  2011 shareholders’ meeting

567

26.1  DRAFT RESOLUTIONS TO BE SUBMITTED TO THE COMBINED ORDINARY
AND EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON JUNE 7, 2011

568

26.2  REPORT OF THE BOARD OF DIRECTORS OF FRANCE TELECOM ON RESOLUTIONS SUBMITTED
TO THE ANNUAL SHAREHOLDERS’ MEETING - FINANCIAL YEAR 2010

577

26.3   STATUTORY AUDITORS’ REPORTS

590

A   appendices

601

TECHNICAL GLOSSARY

602

FINANCIAL GLOSSARY

608

ANNUAL DOCUMENT PREPARED PURSUANT TO ARTICLE 222-7 OF THE AMF GENERAL REGULATION

610

CORRESPONDENCE TABLES

613

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nota

The present Registration Document serves as:

•

the annual financial report prepared pursuant to Articles L. 451-1-2 of the French Monetary and Financial Code and 222-3 of the AMF General Regulation;

•

the management report prepared pursuant to Articles L. 225-100, L. 225-100-2, L. 225-100-3, L. 225-102, L. 225-102-1, L. 225-211, L. 232-1, L. 232-6, L. 233-6, L. 233-13, L. 233-26, R. 225-104 and R. 225-105 of the French Commercial Code, L. 621-18-2 of the French Monetary and Financial Code, 243 B of the French General Tax Code and 223-26 of the AMF General Regulation;

•

the Chairman’s report on corporate governance and internal control prepared pursuant to Article L. 225-37 of the French Commercial Code.

Correspondence tables between the information legally required in these reports and this Registration Document are displayed on pages 613 to 615.

Information Incorporated by Reference

Pursuant to Article 28 of Commission Regulation (EC) n°. 809/2004, the following information is incorporated by reference into this document:

•

the consolidated financial statements and the corresponding audit report displayed on pages 344 to 471 of Registration Document D. 10-0345 as well as the Group’s Management Report displayed on pages 198 to 265 of the same document;

•

the consolidated financial statements and the corresponding audit report displayed on pages 251 to 354 of Registration Document D. 09-0227, as well as the Group’s Management Report displayed on pages 138 to 184 of the same document;

•

the non-consolidated financial statements and the corresponding audit report displayed on pages 472 to 517 of Registration Document D. 10-0345, as well as the France Telecom S.A. Management Report displayed on pages 265 to 272;

•

the non-consolidated financial statements and the corresponding audit report displayed on pages 355 to 398 of Registration Document D. 09-0227, as well as the France Telecom S.A. Management Report displayed on pages 185 to 190.

The references to websites contained in this document are provided for reference purposes only; the information contained on these websites is not incorporated by reference in this document.

Definition

In this Registration Document, unless otherwise indicated, the terms “the Company” and “France Telecom S.A.” refer to France Telecom S.A. and the terms “France Telecom”, “the Group” and “the France Telecom Group” refer to France Telecom S.A. together with its consolidated subsidiaries.

Forward-looking Information

This document contains forward-looking statements about France Telecom’s business, notably in Section 6.2 France Telecom’s Strategy, and Chapter 12 Information on Trends. These statements are sometimes identified by the use of the future and conditional verb tenses and words such as “should” or “could”, or are introduced by conjugated or unconjugated forms of expressions such as “to expect”, “to estimate”, or “to believe”.

Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including risks not yet known to us or not currently considered significant by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Important factors that could cause actual results to differ significantly from the results anticipated in the forward-looking statements include, notably:

•

fluctuations in general economic activity levels such as the level of activity in each of the markets in which France Telecom operates;

•

the efficiency of the strategy incorporated in the “Conquests 2015” industrial plan as well as of the other strategic, operational, and financial plans of France Telecom;

•

France Telecom’s ability to face strong competition within its sector and to adapt to the ongoing transformation of the telecommunications industry;

•

changes in regulatory constraints and results of current litigations;

2010 REGISTRATION DOCUMENT / FRANCE TELECOM 6

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•

risks and uncertainties specifically related to international operations;

•

exchange rate fluctuations;

•

capital market access conditions.

Except to the extent required by law (in particular pursuant to Article 223-1 et seq. of the AMF General Regulation), France Telecom does not undertake any obligation to update forward-looking statements.

The most significant risks are described in Chapter 4, Risk factors.

Glossaries

A glossary of technical and financial terms is provided on pages 602 to 609 of the present document.

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2010 REGISTRATION DOCUMENT / FRANCE TELECOM 8

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1  person responsible

1.1   PERSON RESPONSIBLE FOR THE INFORMATION CONTAINED IN THE REGISTRATION DOCUMENT

The Chairman and Chief Executive Officer

Stéphane Richard

1.2   DECLARATION BY THE PERSON RESPONSIBLE

After having taken all reasonable measures in this regard, I hereby certify that the information in this Registration Document is, to the best of my knowledge, in accordance with the facts, with no omissions likely to affect its import.

I hereby certify that, to the best of my knowledge, the financial statements have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets and liabilities, financial position, and results of the Company and of all consolidated companies, and that the Management Report set out on pages 194 to 281 of this Registration Document presents a true image of the business performance, results, and financial position of the Company and of all consolidated companies as well as a description of the major risks and uncertainties facing them.

I have received a work completion letter from the statutory auditors, in which they state that they have verified the information regarding the financial position and financial statements presented in this document and have read the entire document.

The statutory auditors have issued reports on the historical financial information presented in this document. These reports contain the following observations:

Without qualifying their opinion on the financial statements, in their report on the consolidated financial statements for the year ending December 31, 2010 set out on page 495 of the present document, the statutory auditors drew the reader’s attention to the matter set out in Notes 1.2 and 1.5 to the consolidated financial statements regarding changes in accounting options occurring on or after January 1, 2010, particularly with regard to the accounting treatment of interests in jointly controlled entities and the recognition of actuarial gains and losses related to defined benefit plans.

Without qualifying their opinion on the financial statements, in their report on the consolidated financial statements for the year ending December 31, 2009 set out on page 471 of Registration Document D.10-0345, the statutory auditors drew the reader’s attention to Note 1.2, which sets out the changes in accounting methods resulting from the application, as of January 1, 2009, of new standards and interpretations, specifically IFRS 8, “Operating Sectors”, IAS 36, “Depreciation of Assets”, as amended by IFRS 8, and IAS 1, “Presentation of financial statements”, revised in 2007.

Without qualifying their opinion on the financial statements, in their report on the consolidated financial statements for the year ending December 31, 2008 set out on page 354 of Registration Document D.09-0227, the statutory auditors drew the reader’s attention to the European Commission’s ruling in relation to the French business tax regime as described in Note 30 on litigation, and to the change in accounting method following the first-time application of IFRIC 13 “Customer Loyalty Programs” from January 1, 2008 discussed in Note 1.2.

Without qualifying their opinion on the financial statements, in their report on the separate financial statements for the year ending December 31, 2008 set out on page 397 of Registration Document D.09-0227, the statutory auditors drew the reader’s attention to the European Commission’s ruling in relation to the French business tax regime as described in Note 9.1 on litigation.

Paris, April 4, 2011

The Chairman and Chief Executive Officer

Stéphane Richard

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2  statutory auditors

2.1   STATUTORY AUDITORS

Ernst & Young Audit

Represented by Vincent de La Bachelerie

11, allée de l’Arche

92037 Paris-La Défense Cedex

Ernst & Young Audit was appointed by Government decree dated September 18, 1991, and this appointment was renewed by Government decrees dated May 14, 1997 and May 27, 2003, then by a decision of the Ordinary Shareholders’ Meeting of May 26, 2009 for a period of six years.

Deloitte & Associés

Represented by Frédéric Moulin

185, avenue Charles de Gaulle

92524 Neuilly-sur-Seine Cedex

Deloitte Touche Tohmatsu (now Deloitte & Associés) was appointed by Government decree of dated May 27, 2003, and this appointment was renewed by a decision of the Ordinary Shareholders’ Meeting of May 26, 2009, for a period of six years.

2.2   ALTERNATE STATUTORY AUDITORS

Auditex

Tour Ernst & Young

Faubourg de l’Arche

11, allée de l’Arche

92037 Paris-La Défense Cedex

BEAS

7-9, villa Houssay

92524 Neuilly-sur-Seine Cedex

Auditex and BEAS were appointed by Government decree of May 27, 2003, and this appointment was renewed by a decision of the Ordinary Shareholders’ Meeting of May 26, 2009, for a period of six years.

The terms of office of all Statutory Auditors will expire at the end of the Ordinary Shareholders’ Meeting convened to approve the financial statements for the year ended December 31, 2014.

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3  selected financial information

The selected financial information presented below relating to the years ending December 31, 2006, 2007, 2008, 2009, and 2010 is extracted from the consolidated financial statements audited by Ernst & Young Audit and Deloitte & Associates.

The selected financial information relating to the years ending December 31, 2010, 2009, and 2008 must be read together with the consolidated financial statements and the Group’s management report covering these financial years (see Section 9.1 Analysis of the group’s financial position and earnings).

3.1   CONSOLIDATED INCOME STATEMENT

Amounts in accordance with IFRS (in millions of euros except for per share and dividend data)	2010		2009		2008		2007		2006
Revenues	45,503	100.0%	44,845	100.0%	46,712	100.0%	46,568	100.0%	51,702	100.0%
Operating income	7,562	16.6%	7,650	17.1%	9,754	20.9%	10,540	22.6%	6,988	13.5%
Finance costs, net,	(2,000)	(4.4)%	(2,206)	(4.9)%	(2,884)	(6.2)%	(2,647)	(5.7)%	(3,251)	(6.3)%
Consolidated net income of continuing operations	3,807	8.4%	3,202	7.1%	4,014	8.6%	6,648	14.3%	1,557	3.0%
Consolidated net income of discontinued operations	1,070	2.4%	200	0.4%	404	0.9%	171	0.4%	3,211	6.2%
Consolidated Net income (attributable to owners of the parent company)	4,880	10.7%	3,018	6.7%	4,073	8.7%	6,300	13.5%	4,139	8.0%
Net earnings per share - basic (1)	1.84		1.14		1.56		2.42		1.59
Net earnings per share - diluted (1)	1.82		1.14		1.54		2.36		1.57
Dividend per share for the year	1.40 (2)		1.40		1.40		1.30		1.20
(1) Earnings per share on a comparable basis. (2) Subject to approval by the General Shareholders’ Meeting.

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3.2   CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in accordance with IFRS (in millions of euros)	2010	2009	2008	2007	2006
Intangible fixed assets, net (1)	40,335	37,750	43,923	47,465	49,675
Property, plant and equipment, net	24,756	23,547	25,826	27,849	28,222
Total assets	94,276	90,910	93,652	100,601	102,616
Net financial debt	31,840	32,534	35,424	37,980	42,017
Equity attributable to the owners of the parent company	29,101	26,864	27,032	29,471	26,437
(1) Includes goodwill and other intangible assets.

3.3   CONSOLIDATED STATEMENT OF CASH FLOW

(in millions of euros)	2010	2009	2008	2007	2006
Net cash provided by operating activities	12,588	14,003	14,743	14,644	13,863
Net cash used in investing activities	(5,951)	(5,397)	(7,167)	(6,881)	(4,691)
Purchase of tangible and intangible assets	(6,102)	(5,454)	(6,657)	(7,064)	(7,039)
Net cash used in financing activities	(6,117)	(9,554)	(6,706)	(7,654)	(9,271)
Cash and cash equivalents at year-end	4,428	3,805	4,694	4,025	3,970

3.4   ORGANIC CASH FLOW

(in millions of euros)	2010	2009	2008	2007	2006
Net cash provided by operating activities	12,588	14,003	14,743	14,644	13,863
Purchase of tangible and intangible assets	(6,102)	(5,454)	(6,657)	(7,064)	(7,039)
Increase (decrease) in amounts due to fixed asset suppliers	150	(423)	(228)	125	228
Proceeds from tangible and intangible assets	64	92	232	113	105
Organic cash flow	6,700	8,218	8,090	7,818	7,157

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4  risk factors

4.1   OPERATIONAL RISKS

17

Risks Related to the Sector, the Economic Environment and Strategy

17

Risks Relating to Human Resources

18

Other Operational Risks

19

4.2   LEGAL RISKS

21

4.3   FINANCIAL RISKS

22

Liquidity Risk

22

Credit Risk and/or Counterparty Risk on Financial Transactions

23

Interest Rate Risk

23

Risks to Credit Rating

23

Foreign Exchange Risk

24

Risk of Asset Impairment

24

Equity Risk

25

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In addition to the information contained in this registration document, investors should carefully consider the risks described below before deciding whether to invest. Any or all of these risks could have a negative impact on France Telecom’s business, financial position or profits. In addition, other risks that are not yet identified or currently considered to be immaterial by France Telecom could have a similarly negative impact and investors could lose all or part of their investment.

The risks described in this chapter concern:

•

risks relating to France Telecom’s business activities (see Section 4.1);

•

risks of a legal nature (see Section 4.2);

•

financial risks (see Section 4.3).

In each section, risk factors are presented in diminishing order of importance, as determined by the Company at the registration date of the current registration document. France Telecom may change its view of their relative importance at any time, particularly if new external or internal facts come to light.

Several other chapters also discuss risks in some detail:

•

for a discussion of regulatory risks and pressures see Sections 6.7 Regulations and Note 31 Litigation to the consolidated financial statements;

•

for risks arising from the vulnerability of technical infrastructure and environmental risks see Section 6.4 Environmental Information;

•

for financial risks see:

•

Note 27 to the consolidated financial statements Other Information on Exposure to Market Risks for a discussion of interest rate risk, currency risk, liquidity risk, covenants, credit risk, counterparty risk and equity market risk;

•

Note 22 to the consolidated financial statements on derivative instruments.

•

for risks arising from litigation involving the Group see Notes 31 Litigation and 33 Subsequent events to the consolidated financial statements, as well as Section 20.4 Litigation and Arbitration Proceedings.

•

policy for managing interest rate, currency and liquidity risks is set by the Treasury and Financing Committee. See Section 14.2.5 Group Governance Committees:

•

for insurance strategy see Section 6.9 Insurance;

•

more generally, policy for managing risk throughout the France Telecom group is discussed in the Chairman’s report on governance and internal control. See Section 14.3 Internal Control and Risk Management;

•

for risks related to France Telecom’s general strategy see Section 6.2 France Telecom’s Strategy.

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4.1   OPERATIONAL RISKS

Risks Related to the Sector, the Economic Environment and Strategy

1.      France Telecom generates much of its revenues from mature countries and business activities where intense competition in the telecommunications sector may erode its market share or profitability.

At constant exchange rates and scope of consolidation, the increase in France Telecom’s revenues in recent years has been primarily due to the rapid growth in its mobile communications and Internet businesses, driven in Europe by the upswing in the corresponding markets. These markets are now nearing maturity and in some cases showing signs of saturation and France Telecom now faces fierce competition. In light of this competition and with a view to increasing or maintaining its market shares, the Group was forced to increase its customer-retention spending, cut its rates (initially in the fixed-line telephony market and more recently in the mobile market), trim its sales margins, and carry out major capital expenditure programs. These developments could intensify, notably on the mobile market in France, where competition is expected to increase yet further following the award of a fourth 3G license in December 2009.

Heightened competition in the core services (fixed-line and mobile telephony, Internet access) could result in France Telecom losing market share or seeing its margins tighten significantly, and its revenues and profitability could then be adversely affected.

For further information on the competition faced by the France Telecom Group in the business segments in which it operates, see Section 6 Overview of the Group’s Business.

2.      France Telecom’s strategy is now to seek out fresh growth drivers in new business activities and new countries, a search that could, however, prove difficult, unsuccessful or expensive and also raises the risk of overpaying for acquisitions. In addition, investments already made may fail to bring the expected returns, may become unforeseen liabilities, or may translate into increased country risk. In all cases, the Group’s results and outlook could be impaired.

The Group’s growth depends heavily on its activities in fast-growing regions of the world. France Telecom has invested in telecommunications operators in Eastern Europe, the Middle East, Asia and Africa and could make further investments in these or in other fast-growing regions. The political, economic, legal or social environment in certain of these countries may change for the worse. Furthermore, the growth outlook projected when making these investments may fail to materialize, notably in view of the unfavorable evolution of certain key economic factors (price of oil, prices of commodities).

France Telecom also carries out some of its businesses through companies that it does not control (or where, despite being majority shareholder, some aspects of the business are outside its control). Articles of incorporation or agreements for some of these activities require that some major decisions, such as the approval of business plans or timing and size of dividends, need approval from France Telecom’s partners. Should France Telecom and its partners disagree regarding these decisions, the contribution of these companies to France Telecom’s results and the strategy pursued by France Telecom in the countries in which these companies are located could be adversely affected. These risks could in particular affect the joint venture between France Telecom and Deutsche Telekom in the United Kingdom as well as Mauritius Telecom, the operator in Mauritius, 40% consolidated, in which France Telecom shares control with another shareholder. The Group could fail to control, sustain or make profitable newly created or acquired businesses, thereby affecting the forecast returns for these investments and the Group’s results.

Group growth also depends on a strategy of developing new businesses to cope with the deep and rapid transformation now enveloping the telecommunications sector. This means developing convergent services and new businesses such as content, audience or e-health offerings, under the single Orange Brand . The pursuit of these goals requires substantial resources, in particular for service integration and content development, with no guarantee that usage of these services and content will grow and provide a return on the investment. Furthermore, the development of these new services could be hampered by regulatory changes or the economic environment. The growth in revenue expected from new business activities could thus be hampered and France Telecom’s growth outlook, financial position and results adversely affected.

3.     The economic environment could deteriorate further in a way that significantly impacts France Telecom’s business, notably by its impact on Group revenue or the development of new services.

Following the economic downturn announced in 2008 and confirmed in 2009, the world economy improved significantly in 2010. However, the risk of a new downturn remains high while public finances in certain States have been seriously harmed. This situation could have a direct impact, or indirect as a result of increased fiscal pressure, on household and business consumption, and have a significant effect on the Group’s business, revenues and income.

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4.     The rapid growth in the popularity of audiovisual content streamed through the telecommunications network could lead to telecoms operators being supplanted by other content or customer-relations providers and to a saturation of the network, stripping operators like France Telecom of part of their revenues and margins while simultaneously requiring higher investment. This could affect the Group’s financial position and outlook.

Competition to control the customer relationship between the different players in the industry, newcomers such as content and service providers, aggregators, search engines, handset makers, etc., and incumbent operators like France Telecom, is already happening, intensifying and could erode the operators’ market position. It is the direct relationship with customers that is the source of value for the operators and to lose all or part of it to new entrants could affect the revenue, margins, financial position and outlook of telecoms operators including France Telecom.

Also, as with the competition in voice traffic from VoIP, suppliers are competing with telecoms operators to offer integrated communications packages, notably by developing new applications compatible with fixed or mobile handsets (Smartphone applications, etc.). This situation poses a risk that could affect the revenue, margins, financial position and outlook of telecoms operators such as France Telecom.

Lastly, the current expansion in permanent connections to the Internet via smartphones and broadband usages such as TV as part of triple-play offerings or fixed-line and mobile Internet streaming has already, on occasion, resulted in the saturation of existing collection and transfer networks, for France Telecom and other operators. This forced the imposition of short-term speed limits on some services prompting customer dissatisfaction.

In response, France Telecom has adopted a medium-term strategy of investing heavily to boost capacity on its collection and transport networks. There is, however, no guarantee that such investments will be enough to handle the rising volumes of content being piped through the telecommunications networks or that they will be profitable in the face of pressure from new entrants or regulators in the countries concerned. If it is not possible to assure returns on such capital expenditure, France Telecom’s financial position and outlook could be adversely affected as a result.

Debates between new entrants and operators have already led the authorities and regulators to step in. For further information on the regulatory environment and the legal risks, see Section 4.2 Legal Risks. See too, reports on the debates held under the auspices of the regulator on the issue of net neutrality, available on the regulator’s website (www.arcep.fr).

5.      In order to remain competitive, France Telecom must master complex technologies via systems and processes in a constant state of flux and capable of delivering the services that customers expect. If France Telecom fails to maintain or implement the right systems or processes, it could lose customers and market share and its revenue and results may be negatively affected.

The services France Telecom provides require a huge number of systems and processes that rely on complex technologies. In addition, systems must be continually upgraded to keep pace with advancing technology and customer demand. Should France Telecom not manage to control the complexity of the networks, technologies (including technologies acquired from third parties under patents, licenses and partnerships) and processes necessary to meet the expectations of its customers as regards quality and ease-of-use, it might lose (or not gain) market share or be required to cut margins in its core market, and its financial position and results could be adversely affected.

For further information on France Telecom’s revenue performance in 2010 and a breakdown thereof, see Section 9.1.2.1.1 Revenues.

6.     Given its heavy fixed costs, France Telecom will have to continue streamlining its organization and infrastructure, updating its IT systems and bearing down on overheads. If France Telecom does not successfully complete this transformation, its operating margins, financial position and results could be adversely affected as a result.

France Telecom’s capacity to confront these competitors and to take advantage of new technologies or new business models continues to rely on the transformation of its structures, operating procedures, IT systems and cost base, notably by reducing purchasing and network costs. This transformation requires a continued pooling of the various networks, service platforms, shared service centers and call centers, upgrading of IT systems and strengthening of the Group’s integration across the board.

If France Telecom does not complete these transformations, its operating margins, financial position and results could be adversely affected.

Risks Relating to Human Resources

7.      In 2009, France Telecom went through a significant labour crisis that generated widespread media coverage in France and internationally. France Telecom put in place an ambitious project to respond to this crisis but this might not deliver the expected results, something that could have a significant impact on the Group’s image, operations and results.

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During 2009, the Group went through a significant crisis in relation with psycho-social risks and anxiety at work and the effects persisted in 2010. This crisis, which generated widespread coverage in the French and international media after a number of employee suicides, had a big impact on the Group’s image. In response, at the start of the third quarter of 2009, the Group launched an  ambitious project with shared aims to clarify the Company’s professional practice and management culture and to provide long-term solutions to the risk factors identified. This plan notably gave rise to an evaluation of stress and working conditions and the organization of a vast program of collective discussions within the Group. Furthermore, France Telecom entered into negotiations with labour unions on a certain number of issues. These negotiations led to a number of agreements being signed in 2010 on work stress and organization.

Putting people back at the heart of the Group’s development in this way and creating a new social contract illustrates how social considerations are fully integrated into France Telecom’s strategy. Although the Group believes that the cost, evaluated at 900 million euros, of implementing such a project should be more than offset by the benefits flowing to the Company and its employees, this project may nevertheless delay certain cost-cutting programs. Moreover, in the event that the project does not achieve the expected results, this crisis may persist, affecting the Group’s brand image, its running and its results for a long time.

8.     Should France Telecom not be sufficiently attractive compared to its competitors, in terms of recruiting or rehiring, when needed, the skilled personnel necessary across all countries to develop its business and ensure the Group retains expertise and maintains sufficient continuity with regard to the management of ongoing projects, its commercial activities and operating income could be adversely affected.

Wherever it operates, France Telecom is exposed to risks relating to its ability to attract and retain skilled personnel in its strategic professions, and to replace expertise in key fields by taking advantage, in France, of the increased pace of retirements, in particular as a result of the implementation of part-time schemes for older employees. For instance, France Telecom plans to recruit 10,000 employees in France in 2010-2012.

France Telecom’s success depends in part on its ability to attract highly-skilled personnel in all the countries in which it operates, and in particular in France in recent times, and to retain and motivate its best employees.

Other Operational Risks

9.     Technical failures or saturation of the telecoms networks, technical infrastructure or IT system may reduce traffic, lower revenues and harm the reputation of operators or the sector as a whole.

Damage or interruptions to services provided to customers may occur following outages (hardware or software), human error or sabotage to critical hardware or software, or a failure or refusal to provide services by a key supplier or a lack of capacity on the network in question. As a result of the rationalization of the network based on the implementation of all-IP technologies, the increase in the size of the service platforms and the relocation of equipment into fewer buildings, such service interruptions may in the future affect a greater number of customers and more than one country simultaneously. While impossible to quantify, the impact of such events occurring in one or more countries could result in customer dissatisfaction, a decrease in France Telecom’s traffic and revenues and government intervention in the country or countries affected.

Finally, during the current period, the risk of failure of the internal France Telecom IT system has increased due to the accelerated implementation of new services and applications relating to billing and customer relationship management. More specifically, incidents (including the possible loss of control over personal data) could occur during the implementation of new applications or software.

10    The technical infrastructure of telecommunications operators is vulnerable to damage or interruptions caused by floods, storms, fires, war, acts of terrorism, intentional damage, malicious acts and other similar events.

A natural disaster, such as the storms Klaus and Xynthia which struck in early 2009 and late February 2010, Hurricane Dean in Martinique in August 2007 and the storms in December 1999, which disrupted service in France in early 2000, and other unexpected occurrences affecting France Telecom’s facilities or any other incident or failure of its networks may result in serious damage with a high repair cost. In most cases, France Telecom has no insurance for damage to its aerial lines and must assume the full cost of the repairs itself. Furthermore, the damage caused by such major disasters may have more long-term consequences resulting in significant expense for France Telecom and which would harm its image. Moreover, international, community and national laws now recognize the existence of climate change. Weather phenomena associated with this climate change may increase the seriousness of disasters and of the damage caused.

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11.    The scope of France Telecom’s activities and the openness of networks mean that the Group is at all times exposed to the danger of falling victim to a range of frauds, which could impact its revenues and margin and damage its image.

Like any telecommunications operator, France Telecom runs the risk of falling victim to frauds designed, by the fraudsters, either to use the operator’s services without paying (possibly with subsequent resale), or to defraud the operator’s customers via the communications services offered by the operator. By virtue notably of the current weakened economic climate, the frauds to which the Group is exposed could increase. With the increased complexity of technologies and networks, new types of fraud that are more difficult to detect or combat may also develop. In any event, France Telecom’s revenues, margin, service quality and reputation could be adversely affected.

12.    Exposure to the electromagnetic fields of telecommunications equipment raises concerns regarding possible health risks. This situation could result in a decrease in the usage of mobile telecommunications services, additional difficulties rolling out cell phone masts and wireless networks or an increased number of lawsuits, which could negatively impact France Telecom’s results.

In certain countries in which France Telecom carries out its mobile telephony business, concerns have been raised regarding the possible health risks to humans of exposure to electromagnetic fields emitted by telecommunications equipment (such as mobile telephones, cell phone masts, WiFi etc.). These concerns have been taken up by public opinion campaigns. In the absence of complete scientific certainty, some health or public authorities have issued various usage precautions designed to cut user exposure to electromagnetic fields from mobile phones or recommended limited mobile usage by children. Certain countries have adopted regulations which limit public exposure to base stations and wireless networks to levels below the limits recommended by the International Commission on Non-Ionizing Radiation Protection (ICNIRP), and other countries may consider taking similar measures. In certain cases, jurisdictions have ordered telephone operators to take down cell phone masts and to compensate local residents, and similar decisions may well be handed down in the future.

These regulatory and case law developments could result in a reduction in geographic coverage, a deterioration in service quality and customer dissatisfaction as well as a slowdown in the roll-out of transmitter sites and an increase in network roll-out costs, which could seriously tarnish the Orange Brand  image and significantly impact France Telecom’s results and financial position.

The potential risks or perception of risks by the public or employees could also result in a decrease in the number of customers and lower usage per customer, as well as an increase in lawsuits or other consequences including the vandalism of transmitter sites.

Moreover, France Telecom cannot be certain that future scientific research publications will rule out any link between radio-frequency emissions and health risks. In 2011 the International Agency for Research on Cancer (IARC), a specialist arm of the World Health Organisation, will investigate whether the radio frequency emissions from mobile phones pose carcinogenic risks. A new classification by the IARC or actual evidence for such a link could have a significant adverse impact on France Telecom’s business activities and results.

For further information, see Section 6.4 Environmental Information.

13.   The activities conducted by a telecommunications network operator require the use of certain facilities, products or substances that may represent an environmental hazard or nuisance.

France Telecom believes that its telecommunications operator activities present no major environmental risks. Indeed, these activities do not employ any production processes that seriously threaten rare or non-renewable resources, natural resources (water, air) or biodiversity (see Section 6.4 Environmental Information which contains information on regulations governing waste, classified facilities and hazardous substances).

France Telecom does, however, use certain facilities, products or substances that could represent environmental hazards or nuisances, such as wooden telephone poles. Prevention and appropriate remediation programs have been adopted in respect of the corresponding risks.

In general, France Telecom follows the rules governing the recognition of environmental liabilities, and in particular the rules concerning provisions for site remediation and dismantling, in accordance with applicable legislation and regulations (see Note 24 Provisions to the consolidated financial statements). France Telecom cannot, however, rule out the possibility of a legislative or regulatory change that would require it to incur additional expense and to record larger provisions in this respect.

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4.2   LEGAL RISKS

14.    France Telecom continues to operate in highly regulated markets, where its flexibility to manage its business is limited and where it is subject to constant regulatory pressures.

In most countries in which it operates, France Telecom must comply with various regulatory obligations governing the provision of its products and services, primarily relating to the obtaining of licenses, as well as oversight by authorities seeking to maintain effective competition in the electronic communications markets. Furthermore, in certain countries France Telecom faces a number of regulatory constraints as a result of its historically dominant position in the fixed-line telecommunications market, in particular in France and Poland.

France Telecom believes that, in general and in all countries, it complies with all specifically applicable regulations as well as the terms of its operator licenses, but it cannot predict how oversight authorities or courts that may be asked or have already been asked to resolve a certain number of claims will decide on the issues. Also, France Telecom has little leeway.

For further information on regulations, see Section 6.7 Regulatory Environment and the parts regarding regulatory environment in Sections 6.3.1 to 6.3.6.

15.    France Telecom is continually involved in legal proceedings and disputes with regulatory authorities, competitors or other parties. The outcome of such proceedings is generally uncertain and could have a material impact on its results or financial position.

France Telecom’s position as the main operator and provider of network and telecommunications services, particularly in France and Poland, and one of the leading telecommunications operators worldwide, attracts the attention of competitors and competition authorities. Accordingly, France Telecom is involved in lawsuits or European Commission investigations regarding state aid France Telecom is alleged to have received in France and involving some very large amounts. In early 2010 France Telecom appealed to the European Court of Justice seeking to overturn the ruling made at the end of 2009 by the General Court of the European Union upholding the European Commission’s finding that the special business tax regime enjoyed by France Telecom up to 2003 represented State aid of around 1 billion euros. In a separate case, the Commission is maintaining that the reform of how the pensions of French civil servants seconded to France Telecom were financed, following the Law of July 26, 1996 which turned France Telecom into a société anonyme, also represented state aid. In addition, France Telecom - in particular in France and Poland - is frequently involved in legal proceedings with its competitors and with the regulatory authorities due to its preeminent position in certain markets, and the complaints filed against France Telecom may be very substantial. Finally, the Group may be the object of substantial commercial lawsuits, such as that giving rise to a ruling on September 3, 2010 by the Arbitral Tribunal in Vienna sentencing Telekomunikacja Polska (TP) to pay the equivalent of 396 million euros (including interest) to Danish company DPTG.

The outcome of lawsuits is by definition unpredictable.

In the case of proceedings involving the European Commission, particularly, the maximum fine provided for by law is 10% of the consolidated revenues of the company at fault (or the group to which it belongs, as the case may be).

The main proceedings in which France Telecom is involved are described in Notes 31 Litigation and 33 Subsequent events to the consolidated financial statements, as well as Section 20.4 Litigation and Arbitration Proceedings. Developments in or the results of some or all of the ongoing proceedings could have a material impact on its results or financial position.

16.    France Telecom’s business activities and results could be materially adversely affected by legislative, regulatory or government policy changes.

France Telecom’s business activities and operating income may be materially adversely affected by legislative, regulatory or government policy changes, and in particular by decisions taken by regulatory or competition authorities in connection with:

•

amendment or renewal on unfavorable conditions, or even withdrawal, of licenses to use broadcasting frequencies which are essential to the mobile business;

•

opening up of France Telecom’s networks and civil engineering infrastructure to rivals;

•

service rates. For example, the European Commission regulation of June 18, 2009 has extended to June 2012 the cut in international roaming rates decided in 2007 and established maximum levels for SMS and data roaming.

•

the introduction of new taxes or increases to existing taxes. In France, for instance, the 2011 budget makes the whole of triple-play subscriptions subject to standard-rate VAT.

Such decisions could materially adversely affect the Group’s revenues and results.

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17.    France Telecom’s Internet access and hosting services may involve it in civil liability suits and it will also need to invest to meet its recently expanded obligations as part of the struggle against illegal or illicit uses of the Internet. In addition, like all telecommunications service providers, France Telecom may be held liable for the loss, release or inappropriate modification of customer data stored on its servers or carried by its networks.

In most of the countries in which France Telecom operates, the provision of its Internet access and hosting services (including the operation of websites with self-generated content) is regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in France, Spain and the UK. Furthermore, the implementation in France of the Law of June 12, 2009 establishing HADOPI (Haute Autorité pour la Diffusion des Oeuvres et la Protection des Droits sur Internet - High Authority for the Dissemination of Works and the Protection of Rights on the Internet) results in additional costs for France Telecom and increases its exposure to liability.

France Telecom may also be held liable for the loss, release or inappropriate modification of the data of its customers or the wider general public which is stored on its servers or carried by its networks. Such an event could involve many people and have a considerable impact on the Company’s reputation, as well as give rise to heavy liabilities that are hard to quantify ahead of time (in particular, since the transposition of European Directives 2009/136 and 2009/140, France Telecom’s French business is subject to stricter rules on the protection of data belonging to its customers and the disclosure of security lapses to the authorities).

18.   The French Public Sector, directly or indirectly, owns nearly 27% of France Telecom’s share capital, which could, in practice, allow it to determine the outcome of votes at Annual Shareholders’ Meetings.

At December 31, 2010 the French Government owned, together with Fonds Stratégique d’Investissement (a société anonyme that is directly and indirectly wholly owned by Caisse des Dépôts et Consignations, itself wholly owned by the French Government), 26.97% of the shares and of the voting rights in France Telecom (see Section 18 Major Shareholders) and had the right to appoint three of the 15 board members (see Section 14.1.1 Composition of the Board of Directors). The interests of the French Public Sector may differ from those of the other shareholders and the French Public Sector could, in practice, given the absence of other major shareholder blocks, determine the outcome of votes on issues requiring a simple majority at Shareholders’ Meetings. Nevertheless, the French Government does not have a golden share or any other special advantage other than the right to have representatives on the Board of Directors in proportion to its shareholding (see Section 18.2 Direct and Indirect Control of France Telecom).

4.3   FINANCIAL RISKS

Liquidity Risk

19.      France Telecom’s results and outlook may be adversely affected if access to capital markets remains difficult or worsens.

France Telecom raises most of its finance from the capital markets (particularly the bond market). For three years, financial markets have been extremely volatile and have shown signs of malfunctioning, materially reducing their liquidity. In the final quarter of 2008, the liquidity crisis reached unprecedented levels, considerably restricting the access of borrowers or issuers to the financial markets, except at times, at rates considered high. To save the financial sector and mitigate the impact of the economic crisis, most States in the developed world had to drastically increase their spending. In some countries, the burden was so great that a crisis of confidence enveloped their sovereign debt. Although the situation in corporate bond markets seems to have been stabilized for the moment, as matters stand, it is impossible to rule out contamination by a sovereign debt crisis or other major market event.

As a result, and in these circumstances, companies having recourse to the bond market or to bank loans can have no assurance that they will obtain the financing or refinancing necessary to their businesses at prices and on terms considered reasonable, even for first-rate borrowers or issuers that have strong balance sheets and good ratings, such as France Telecom.

Any inability to access the markets and/or obtain financing on reasonable terms could have a material adverse effect on France Telecom. The Company could, in particular, be required to allocate a significant portion of its available cash to pay off debt, in particular for the purposes of repaying loans that cannot be refinanced. In any event, France Telecom’s results, cash flows and, more generally, financial position and flexibility could be adversely affected.

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See Note 27.3 Liquidity Risk Management to the consolidated financial statements, which notably sets out the various sources of financing enjoyed by France Telecom, the maturity on its debt and changes to its rating, as well as Note 27.4 Management of Covenants which contains information on the limited commitments of the France Telecom Group as regards financial ratios and in the event of bankruptcy or a material adverse development.

Credit Risk and/or Counterparty Risk on Financial Transactions

20.   The insolvency or deterioration in the financial position of a bank or other institution with which France Telecom has contractual relations may have a material adverse effect on the Company.

In the course of its business activities, France Telecom engages in relations with financial institutions, particularly in order to manage currency and interest rate risks. Although cash collateral accounts are in place with most banking derivative counterparties, the failure of these counterparties to meet a ny of these commitments could have adverse consequences on France Telecom. In this regard, the Group is exposed to counterparty risk with respect to these transactions.

Also, France Telecom’s position as a result of its financing agreements (and in particular with regard to the 8 billion euros undrawn syndicated loan facility, even if the facility includes a large number of lenders) could be compromised if one or more of the financial institutions with which the Company has contractual relations experiences liquidity problems or is no longer able to meet its obligations.

Investments can also expose France Telecom to counterparty risk since the Company is exposed to the collapse of the financial entities with which it has made investments. See Note 27.5 Credit Risk and Counterparty Risk Management.

The international banking system is such that financial institutions are interdependent. As a result, the collapse of a single institution (or even rumors regarding the financial position of one of them) may increase the risk for the other institutions, which would increase the counterparty risk for France Telecom.

For customer-related credit risk and counterparty risk see Note 27.5 Credit Risk and Counterparty Risk Management and Note 17 Loans and Receivables.

Interest Rate Risk

21.     France Telecom’s business activities could be adversely affected by interest rate fluctuations.

In the normal course of its business, France Telecom draws most of its funding from capital markets (particularly the bond market) and to a lesser extent to bank loans. Part of France Telecom’s debt is at floating rates but the great majority is fixed rate. As a result, France Telecom is exposed to interest rate increases, first on the variable component of its debt, and second, when refinancing. The consequences of entering into a financing arrangement during a period when the available rates are high may be long-lasting, depending on the maturity of the loan or bonds.

To limit exposure to interest rate fluctuations, France Telecom from time to time makes use of financial instruments (derivatives) but cannot guarantee that these transactions will effectively or completely limit its exposure or that suitable financial instruments will be available at reasonable prices. In addition, hedging costs stemming from interest rate fluctuations could increase, generally, in line with market liquidity and banks’ circumstances.

In the event that France Telecom cannot use financial instruments or if its financial instrument strategy proves ineffective, cash flow and earnings may be adversely affected.

The management of interest rate risks and an analysis of the sensitivity of the Group’s position to changes in interest rates are set out in Note 27.1 Other Information on Exposure to Market Risks: Interest Rate Risk Management to the consolidated financial statements.

Risks to Credit Rating

22.   The downgrading of France Telecom’s debt rating by the rating agencies could increase borrowing costs and in certain circumstances limit the Company’s access to the capital it needs (and thus have a material adverse effect on its results and financial position).

France Telecom’s financial rating is partly based on factors over which it has no control, namely conditions affecting the telecommunications industry in general or conditions affecting certain countries or regions in which it operates, and can be changed at any time by the rating agencies.

The Company’s rating has already been downgraded in the past (in 2001 and 2002) as a result of concerns raised by the agencies regarding the Company’s ability to implement its debt reduction policy. Even though its debt has fallen considerably since 2001 and 2002, and even though the Company’s rating has improved, it could be reviewed at any time, in light of changing economic conditions, or following a deterioration in the Company’s results or performance.

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Foreign Exchange Risk

23.     France Telecom’s results and cash position are exposed to exchange rate fluctuations.

In general, foreign exchange markets have recently experienced heightened volatility as a result of the global economic and financial crisis, which could increase the currency risks and hedging costs for France Telecom, as a result of unfavorable exchange rate movements.

A significant portion of France Telecom’s revenues and expenses is recognized in currencies other than the euro. The main currencies for which France Telecom is exposed to a material foreign exchange risk are the pound sterling, the Polish zloty, the Swiss franc and the Egyptian pound. Fluctuations from one period to the next in the average exchange rate for a given currency could have a material effect on the revenues and expenses in this currency, which would in turn have a material effect on France Telecom’s results. For example, in regard to 2010 data, the theoretical impact of a 10% fall against the euro in the main currencies in which the Group’s subsidiaries operate would have cut consolidated revenues by 1.7% and EBITDA by 1.3%. In addition to the main currencies, France Telecom carries on its business in other monetary zones, including in certain countries in the CFA franc zone, which are incidentally considered to be drivers of future growth for France Telecom. A fall in the CFA franc would adversely affect France Telecom’s revenues and gross operating margin as well as its growth potential.

Finally, as a result of focusing its development strategy on emerging markets the share of Group business exposed to currency risk is likely to rise in the future.

When preparing the Group’s consolidated financial statements, the assets and liabilities of foreign subsidiaries are translated into euros at the closing rate. This translation, which does not affect the income statement, could have an adverse effect on the assets and liabilities in the consolidated balance sheet, with a corresponding translation adjustment in equity, for potentially significant amounts. See Note 27.2 Foreign  Exchange Risk Management, Note 12 Other Intangible Assets and Note 20 Equity to the consolidated financial statements.

France Telecom manages the foreign exchange risk on commercial transactions (stemming from operations) and financial transactions (stemming from financial debt) in the manner set out in Note 27.2 to the consolidated financial statements Other Information on Exposure to Market Risks: Foreign Exchange Risk Management.

Notably, France Telecom makes use of derivatives to hedge its exposure to exchange rate risk but cannot guarantee that these hedging transactions will effectively or completely limit its exposure or that suitable hedging instruments will be available at reasonable prices In addition, hedging costs stemming from exchange rate fluctuations could increase generally depending on market liquidity and banks’ financial positions.

To the extent that France Telecom had not used any hedging instruments to hedge part of this risk, or if its strategy for using such instruments is ineffective, France Telecom’s cash flows and results could be adversely affected.

See Note 22 to the consolidated financial statements Derivative Instruments.

Risk of Asset Impairment

24.    France Telecom has recognized substantial amounts of goodwill as a result of acquisitions made since 1999. Impairment losses on this goodwill, likely to have a material adverse effect on France Telecom’s balance sheet and results, could be recognized in compliance with IFRS as a result of internal group restructuring.

France Telecom has recognized substantial amounts of goodwill in connection with its acquisitions since 1999, in particular the acquisitions of Orange, Equant, Amena and the equity interest in TP SA. As of December 31, 2009, goodwill amounted to approximately 28.2 billion euros.

Pursuant to IFRS, the present value of goodwill is reviewed annually and, when events or circumstances indicate that an impairment loss may occur, France Telecom recognizes an impairment loss on this goodwill, particularly in the case of events or circumstances that involve material adverse changes of a permanent nature affecting the economic climate or the assumptions and targets used at the time of the acquisition. In particular, France Telecom recognized impairment losses in respect of its interests in Equant, the TP Group and some Orange and Wanadoo subsidiaries in 2002, 2003, 2004 and 2006 and new events or adverse circumstances could occur that would cause France Telecom to review the present value of this goodwill and to recognize further substantial impairment losses that could have a material adverse effect on its results.

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In addition, when reviewing the present value of goodwill, France Telecom carries out impairment tests at the level at which the Group assesses the return on investment on the goodwill. This level may be a cash generating unit or a group of cash generating units within the same business or geographic region. The scope of these groups of cash generating units may be reviewed as a result of changes in the Group’s structure, as was the case in 2007 (see Note 8 Impairment to the consolidated financial statements). Moreover, the possible adoption of new rules regarding the definition of business segments could require the Group to review the groups currently defined. Such changes could have an impact on the outcome of impairment tests and, accordingly, on the impairment losses recognized.

For further information on the impairment of goodwill, see Section 9.1.2.2. From Group EBITDA Presented to Operating Income.

Equity Risk

25.      France Telecom’s results and financial position could be adversely affected by a downturn in the equity markets.

Volatility in the equity markets, and especially a downward trend in such markets, could have an adverse impact on France Telecom’s results, in the event of a fall in the stock prices of France Telecom’s listed subsidiaries, in particular TP S.A. (Poland), Mobistar (Belgium) and ECMS (Egypt), if it subsequently becomes necessary to recognize impairment losses on the corresponding assets.

In addition, the Group is exposed to equity market risks via the hedging assets of some of its pension plans, including defined benefit plans, and via free share award plans and similar compensation programs.

See Note 27.6 Equity Market Risk and Note 23.2 Pensions and Other Long-Term Employee Benefit Obligations to the consolidated financial statements.

26.      Future sales by the Public Sector of shares in France Telecom may negatively impact France Telecom’s share price.

At December 31, 2010, the French Government owned, together with Fonds Stratégique d’Investissement (a société anonyme that is directly and indirectly wholly owned by Caisse des Dépôts et Consignations, itself wholly owned by the French Government), 26.97% of the shares and of the voting rights in France Telecom (see Section 18 Major Shareholders). Should the Public Sector decide to reduce their interest in France Telecom, such a sale, or even the belief that such a sale is imminent, could have an adverse effect on France Telecom’s share price.

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5  information about the issuer

5.1   HISTORY AND EVOLUTION OF THE COMPANY

5.1.1   Company Name

France Telecom

5.1.2   Place of Registration and Registration Number

Paris trade and companies register (Registre du commerce et des sociétés – RCS)

RCS number: 380 129 866

APE (Activité Principale Exercée - principal activity) code: 642C

5.1.3   Date of Incorporation and Term

France Telecom was incorporated as a French société anonyme on December 31, 1996 for a 99 year term. Barring early liquidation or extension, the Company will expire on December 31, 2095.

5.1.4   Registered Office, Legal Form and Governing Law

6, place d’Alleray in Paris (15th arrondissement), France.

Telephone: +33 (0)1 44 44 22 22

France Telecom S.A. is governed by French corporate law, subject to specific laws governing the Company, notably Act 90-568 of July 2, 1990 on the organization of public postal and telecommunications services, as amended by Act 96-660 of July 26, 1996 and Act 2003-1365 of December 31, 2003.

The regulations applicable to France Telecom S.A. as an operator are described in Section 6.7 Regulation.

5.1.5   Important Events in the Development of the Company’s Business

Since the 1990s, France Telecom’s area of activity and its regulatory and competitive environment have undergone significant changes which have affected the composition of its revenues, its activities and its internal organization. In France, all telecommunications services have been open to competition since January 1, 1998 (apart from local communications, which became open to competition on January 1, 2002).

In a context or increased deregulation and competition, France Telecom, between 1999 and 2002, pursued a strategy of developing new services and accelerated its international development by making many strategic investments (acquisitions, equity investments, UMTS licenses). During that period it acquired, in particular, Orange Plc, Global One and Equant, and made equity investments in Polish operator TP S.A., NTL in the United Kingdom (which has since been sold) and MobilCom in Germany (now called Freenet, of which France Telecom holds less than 1%). Mostly, these strategic investments could not be financed by issuing shares, which has led to a significant increase in the Group’s debt.

At the end of 2002, France Telecom started a large-scale refinancing plan for its debt to reinforce its balance sheet, as well as an operational improvements program, the success of which has allowed the Group to develop its global integrated-operator strategy by anticipating changes in the telecommunications industry.

This strategy was consolidated at the end of 2003 through the acquisition of the minority interests in Orange S.A., Wanadoo and Equant, the implementation of a new Group organization consistent with this strategy and the launch of new offers at a sustained pace.

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In 2005, France Telecom acquired 80% of the capital of Spanish mobile operator Amena, whose activities were then regrouped with the fixed and Internet activities of France Telecom in Spain into a single entity operating under the Orange Brand. In 2008 and 2009, France Telecom acquired almost all of the remaining capital of France Telecom España.

In parallel, France Telecom has streamlined its asset portfolio by selling non-strategic subsidiaries or holdings such as Casema, Eutelsat, Wind, Compañia de Telecomunicaciones de El Salvador, Telecom Argentina, Noos, Bitco (Thailand), Orange Denmark, ST Microelectronics, Télédiffusion de France (TDF), Intelsat, as well as its mobile and Internet activities in the Netherlands.

Furthermore, PagesJaunes, the Group’s directories subsidiary, was floated on the Paris stock exchange in 2004, and the balance of the France Telecom stake was sold in 2006.

In 2006, “Orange” became the single brand of the Group for Internet, television and mobile services in most countries where the Group operates, and “Orange Business Services” the brand for services offered to businesses throughout the world.

As of 2007, France Telecom has pursued a selective acquisition policy mainly focused on emerging markets (in particular Africa and the Middle East), while also attempting to grasp opportunities for consolidation in markets where the Group was already present. This strategy was reflected in the acquisition in December 2010 of a 40% stake in the Moroccan operator Méditel and in the signature of agreements with Deutsche Telekom which led to the establishment on April 1, 2010 of the joint venture Everything Everywhere in the United Kingdom. However, the Swiss authorities opposed a merger with TDC Sunrise.

In July 2010, the Group launched a new industrial plan, “Conquests 2015”, oriented simultaneously toward its staff, customers and shareholders, as well as, more broadly, toward the society in which the Company operates: for more information on France Telecom’s strategy, see section 6.2 France Telecom’s strategy.

The introduction to section 6.3 Overview of business provides information on France Telecom’s competitive positioning in its various markets.

The Company’s stock has been listed since October 1997 on both Euronext Paris and the New York Stock Exchange. The listing was part of the French State’s disposal of 25% of its shares to the general public and France Telecom employees. The French State’s interest was subsequently reduced in steps to 53.1% prior to the Act of December 31, 2003 on telecommunications public service obligations and on France Telecom, which authorized the Company’s privatization, eventually taking place on September 7, 2004 when the French State sold an additional 10.85%. As of December 31, 2010, the French State held, directly or together with the FSI (Fonds Stratégique d’Investissement), 26.97% of France Telecom’s share capital.

5.2   INVESTMENTS

See section 9.1.2.5 Group capital expenditures.

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6  overview of the group’s business

6.1   THE TELECOMMUNICATION SERVICES MARKET

30

6.2   FRANCE TELECOM'S STRATEGY

33

6.3   OVERVIEW OF BUSINESS

35

6.3.1   France

36

6.3.2   Poland

59

6.3.3   Spain

74

6.3.4   Rest of the world

87

6.3.5   Enterprise Communications Services

140

6.3.6   International Carriers and Shared Services

151

6.4   ENVIRONMENTAL INFORMATION

157

6.4.1   Environmental policy and commitments

158

6.4.2   Fight against climate change

158

6.4.3   Optimization of waste management

159

6.4.4   Proactive risk management

160

6.4.5   Environmental management system

161

6.4.6   Awareness-raising and training for people involved

161

6.4.7   Provisions for environmental risk

161

6.5   EXCEPTIONAL EVENTS

162

6.6   DEPENDENCY ON PATENTS

162

6.7   REGULATIONS

162

6.8   SUPPLIERS

168

6.9   INSURANCE

169

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6.1   THE TELECOMMUNICATION SERVICES MARKET

Overall background of the Digital Market

FIGURE 1: GEOGRAPHICAL BREAKDOWN OF THE GLOBAL REVENUES OF THE TELECOMMUNICATIONS MARKET, IN BILLIONS OF EUROS

North America
249 249 251
Telecom GDP
Canada +2.2% +2.5%
USA +0.6% +2.8%
2008 2009 2010
Europe
306 299 298
Telecom GDP
Other -1.7% +1.9%
Russia +7.3% +4.0%
Spain -1.7% -0.3%
Italy -1.6% +1.0%
France +0.6% +1.6%
United Kingdom -0.5% +1.7%
Germany -1.9% +3.3%
2008 2009 2010
Rest of the World
2009 2010 Telecom GDP
€987bn €1,009bn +2.2% +3.9%
Asia Pacific
274 278 287
Telecom GDP
Other +4.9% +6.1%
India +4.2% +9.7%
China +8.1% +10.5%
Japan -1.9% +2.8%
2008 2009 2010
Africa and the Middle East
61 66 72
Telecom GDP
+8.0% +5.1%
2008 2009 2010
Latin America
87 94 102
Telecom GDP
Other +10.8% +4.4%
Brazil +3.5% +7.5%
2008 2009 2010

Sources: Idate - FMI.

In 2010, the telecommunications sector sustained its growth, continuing the trends observed over the last ten years. Fundamental changes were already evident, and these have been confirmed and amplified. Demand for both traditional and new services has remained strong, and equipment has been a major factor in driving forward the distribution of the new services. Customer demands are increasingly related to speed, but also to the quality and simplicity of use, the benefit of assistance and a relationship of trust with operators.

2010 was marked in particular by:

•

a strong demand for tablets, which represent a new gateway to the Internet at home or in new, “on the move” contexts and meet new modes of use;

•

economic uncertainty, which, despite a recovery in business and continued growth in the sector, was not without an impact on the telecommunications industry and market in developed countries.

Sector Developments

The global telecom services market grew faster in 2010 than 2009 (up by 2.2% in 2010 compared to 1.1% according to IDATE), but at a slower pace than global GDP growth, which was actually 5.0% as estimated by the IMF over the same period, after a 0.6% contraction in 2009. The sector, which had thus resisted the deteriorating economic environment moderately well in 2009, has resumed a path to growth, albeit without returning to its pre-crisis levels given the challenging economic climate and the maturity of a number of markets:

•

mobile services, which have been driving sector growth, are beginning to ease, with rates of roughly +4% (Source: Idate). Mobile services revenues now account for 56% of total volumes in the telecommunications sector. Growth in the customer base nevertheless remained robust, with the number of mobile subscribers topping 5 billion at the end of 2010 (+13.9%; source: IDATE), especially as a result of the massive influx of low-income customers in emerging countries;

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•

fixed-line telephony now accounts for only 24% of total telecommunications services, compared to 50% in 2001, mostly attributed to the migration from fixed line to mobile telephony and a move to IP based telephony;

•

other services continue to grow reaching 20% of total telecommunications services, driven by strong performance in Internet services, but which have not fully offset the decline in fixed services.

While the sector has generally held up fairly well over recent years, the recession still had an impact: the sharp deterioration in the global economic environment in 2009 significantly changed consumer behavior and the ways people use telecom services. It forced operators to adapt in their search for ways to better serve customers and satisfy their needs in a difficult economic climate.

The reaction of telecoms markets to these changes differed greatly depending on their maturity. Europe, for instance, the largest telecom market in the world, with revenues of 297 billion euros in 2010, was down 0.7% compared with 2009 and is expected to be overtaken by Asia in 2011. Asia recorded growth of 3.4%, and still has huge growth potential. Emerging countries in Africa, the Middle East and Latin America maintained high rates of growth compared with 2009 (Figure 1). In 2011, Europe is also expected to continue its growth, albeit at a more modest pace, whereas Asia and other regions of the world are expected to see sustained growth in the telecommunications sector.

As for changes in the mobile telephone market, with its 3.8 billion customers (representing over 5 billion mobile lines), for a global penetration rate of 55%, market dynamics are driven mainly by the demographic effect, and are expected to vary according to penetration rates in the different markets. Western Europe has the highest penetration rate (83.5% of Europeans own a mobile phone; source: Strategy Analytics), ahead of Eastern Europe, Latin America and North America (with a market penetration rate slightly over 70%), considerably ahead of Africa, the Middle East and Asia (46.8%), which, however, is expected to see average annual growth of 7% in the next five years.

The total number of subscriptions (number of SIM cards reported by operators) indicates that the mobile phone penetration rate is substantially higher, especially in countries where the presence of pre-paid subscriptions is significant (Figure 2). This is the case in Italy, which has a penetration rate of 154%, the United Kingdom, where it is 129%, and Spain, with 122% (Source: Idate). By contrast, emerging economies in Asia, Africa and Latin America, where the SIM card penetration rate is still very low (e.g. 65% in China and 63% in India in 2010; Source: Idate), offer significant potential for growth.

FIGURE 2: PENETRATION OF MOBILE PHONES (NUMBER OF SIM CARDS) AND BROADBAND IN 2010 (AS A % OF THE POPULATION)

Source: Idate.

In terms of revenues, growth in the mobile phone market has slowed considerably (Figure 3), especially in Europe (+0.2%) and North America (+2.0%). This can be partially attributed to cuts in voice call termination rates imposed by regulators. This is the case in France, where operators recorded falls of 30% and 33% in voice call termination revenues in 2009 and 2010 respectively.

The slowdown can also be ascribed to changes in user behavior, with people trying out new forms of communication, particularly social networks such as Facebook and Twitter. Although these new methods of communication have led to an increased use of mobile data, this has only partly offset the fall in revenues from voice services.

Changes in the Internet services sector are not very different from those in mobile services. While broadband Internet is a newer service and its growth potential is far from exhausted, the penetration rate is already very high in Europe: 57% of Western European households already have a broadband Internet connection, compared with a mere 22% in Asia (Source: Yankee Group).

In terms of revenues, migration to the Internet has sparked a substantial decline in traditional fixed-line telephony (Figure 3), especially in Europe and North America, where the penetration of traditional telephony is higher and the migration to broadband more advanced. The sustained growth of the Internet, which accounts for more than half the growth of the global telecommunications market, nevertheless goes some way to making up for the fall in revenues from traditional telephony. The migration to the Internet is driven essentially by the growth in services such as VoIP, which saw a 24% increase in user numbers worldwide in 2010 (Source: Yankee Group), and TVoIP (+35% increase in users worldwide in 2010 according to Yankee Group).

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FIGURE 3: ANNUAL GROWTH IN TELECOM REVENUES IN 2010

Source: Idate.

Dynamics of the ICT sector and new Uses

The telecoms industry, a very new sector compared to the car, finance and property sectors, is undergoing major changes with the constant development of new uses and new technologies.

The major “information and communication technologies” (ICT) players are moving away from their traditional core businesses and diversifying into related sectors such as information technology and broadcasting. The addition of these new areas is creating an “ecosystem” in which several sub-sectors and different players interact, both in partnership and in competition. These players can be placed into four categories: network equipment and handset manufacturers (Nokia, Cisco and Ericsson); network operators (Orange and Vodafone); suppliers of services via the Internet (Google and eBay); and content producers (Canal+ and Sky).

This movement increases competition among the players because it challenges the classic service provider model. However, the reorganization of the ecosystem also generates synergies, because the innovations brought to the market by a player circulate and benefit all layers of the ecosystem. A prime example of this trend is the success of the iPhone, marketed by Apple since 2007, with more than 47.5 million sold in 2010 (Source: www.apple.com/investor). Apple’s entry into the telecommunications market, after initially causing apprehension among telecom operators, has radically changed the way in which mobile phones are used, and led to considerable development in the use of the mobile Internet.

2010 was a boom year for mobile Internet. The wide range of services offered and a lowering of prices saw it come into everyday use. Mobile handsets are now being used for much more than simply making calls and sending messages. They are used to read emails, access information, watch television and take photos and videos and share them on the Internet. Mobile handsets have thus become veritable multimedia platforms able to provide access to a multitude of services.

Over the next few years, the handsets market should continue to grow rapidly and gain more ground in the ITC sector. Handset manufacturers will continue to gain momentum and, in doing so, will forge a special relationship with the consumer. Projected figures for Smartphones point to a significant increase in sales of this type of handset. In 2010, 23.8% of purchasers preferred a Smartphone to a traditional handset (Source: Screen Digest), and they accounted for 24.8% of the mobile subscriber base in Western Europe (Source: IDC, October 2010).

The trend towards Smartphones, which favors the penetration of new uses such as 3G, Wifi and GPS, is not without consequences for operators. According to a study by Cisco, IP traffic worldwide is poised to grow at an annual rate of 34% until 2014. Moreover, in some countries, mobile Internet will actually become a complete substitute for fixed Internet. This growth will need to be backed by a network capable of providing good, reliable access, increasingly powerful mobile handsets and 3G keys providing users with mobile Internet access from their computer. This will require operators to invest heavily, particularly in technologies such as HSPA++ (High Speed Packet Access), and fairly quickly in the new generation of LTE (Long Term Evolution) mobile networks.

FIGURE 4: ESTIMATED GROWTH IN IP TRAFFIC BETWEEN 2009 AND 2014

Source: Cisco.

Mobile Internet has also sparked a surge in tablet sales, with booming sales of 19.5 million units in 2010. 3G USB keys, which are becoming the connection method of choice for mobile Internet, experienced a parallel boom in sales.

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Fixed Internet services also shared in this rapid expansion. Pay TV, Video On Demand, Internet content and catch-up TV are driving the market forward in the developed countries. Sales of television sets in 2010, particularly flat screens and TVs with Internet connection, bear witness to the important place TV now has in the family home. In France, 11 million people watched catch-up TV, 4.2 million people used video-on-demand services via their television (2.3 million) computer (2 million) mobile handset, games console or multimedia walkman.

These new uses, and the growing number of users, is leading to an explosion of traffic which requires increased network capacity and which tends to increase costs for telecommunications operators. Service quality and network management accordingly remain a priority and a strategic driver for these operators.

6.2   FRANCE TELECOM'S STRATEGY

On July 1, 2010, the France Telecom-Orange Group launched a new corporate project, known as Conquests 2015. It is an ambitious plan for the Group: to become the preferred operator of its main stakeholders (customers, employees, shareholders, society as a whole), and to acquire a new dimension without compromising its values.

The new project focuses on four axes of conquest:

•

the conquest of Orange’s men and women;

•

the conquest of networks;

•

the conquest of customers;

•

the conquest of international markets.

To ensure that this project mobilizes the forces of the entire company, it was developed using an innovative “co-construction” approach involving the various entities in the different countries where the Group operates. Following this first phase, the action plans were defined and implemented across the Group.

Conquest 1: Orange’s men and women, at the heart of our priorities

True to its history, its culture and its values, France Telecom-Orange has put its social ambition at the heart of its growth strategy. Creating everyday contact and mutually enriching exchanges are at the center of our priorities. The Group continues its efforts to become a model in its sector in terms of corporate social responsibility.

An active and responsible employment policy

To ensure its growth and prepare for the future, the Group has set out to hire 4,500 young people in work-related training programs, with a minimum of 1,200 to be taken on as permanent employees on completion of their programs. Particular attention will be paid to their workplace integration, as well as to respect of equality and diversity. Furthermore, the France Telecom-Orange Group has integrated its social criteria into the variable remuneration conditions of its top 1,000 managers. Lastly, the Group aims to see more women become members of its Management Committees, so that they make up 35% of their composition by 2015.

Putting people back at the heart of the business and creating pride in belonging, via:

•

an adapted workplace with IT tools that encourage collaboration and exchange between employees;

•

a clear vision of the roles, tasks and responsibilities of each employee, regular updates on strategic guidelines to give each employee a sense of how their work contributes to the Group’s business;

•

training adapted to specific country, cultural and business line contexts to build each employee’s professional skills alongside the growth of the business;

•

career paths that motivate employees through personalized guidance, helping them to better manage their own career development, as well as recognizing their skills and offering opportunities for international growth.

A new management culture: Managers who are responsible and recognized, whose role is based on relationships of trust and an ability to listen to employees, and who have the necessary support and authority to make decisions. A Management Charter formalizes and structures this new management culture across the Group as a whole. To create this new culture and promote exchanges, three networks of managers have been created: a community of all Group managers with specific training programs, known as Orange Campus, a group of 1,000 leaders and a club of 300 directors.

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A responsible presence in all markets

The France Telecom-Orange Group is also committed to focused actions in corporate social responsibility and the support of major causes. The Group can thus foster developments for the environment (such as mobile phone recycling) or safety (protection of personal data), which form part of the work of the Orange Foundation.

Conquest 2: networks, the foundations of growth

Conquests 2015 aims to restore carrying communication and the operating of fixed and mobile network infrastructure to their central place as Orange’s core business, and as the foundations of its growth.

Reinforce coverage and increase speeds in anticipation of a surge in uses

•

in France, the fiber optic program, La Fibre, is aimed at investing 2 billion euros to guarantee coverage of the most densely populated regions of France by 2015;

•

the rollout of 2G or 3G mobile networks is to continue in Europe and the emerging markets;

•

tests on LTE (Long Term Evolution) networks, paving the way for fourth-generation mobile networks, are being conducted in France to quickly offer LTE services to our customers. In Belgium, the first LTE network tests were completed in 2011;

•

“green” networks and the coverage of rural areas will be expanded into emerging markets as a new source of growth.

Continually improve the quality of network service

The Group aims to be number one in quality of service wherever it operates, giving more intelligence, power and reliability to its networks, thanks in large part to the modernization of the mobile network and the migration of all networks to an “all IP” architecture. Orange Espagne has already moved forward along these lines through its commitment at the end of 2010 to modernizing all network access to 2G and 3G.

Conquest 3: customers

The France Telecom-Orange Group aims to position itself as the preferred “universal” people’s operator, and to inspire confidence in customers so that they reap the full benefits of “digital” life. In every country where the Group operates, it aims to satisfy its customers with new services and an ability to meet their expectations.

Supporting customers in their digital lives

This commitment covers four aspects:

•

facilitate customers’ digital lives through to the adaptability and simplification of its offers, the ease of use of its services and support for new customers;

•

protect customers, through the protection of personal data and access to it, as well as through the ability to monitor and control their usage;

•

provide customers with the complete wealth of digital media, through an innovative capacity to respond to new needs and new uses;

•

maintain an ongoing relationship with customers through excellence in the relationship at all points of contact, and rewards for loyalty.

Enhance existing offerings through content partnerships

Orange is positioning itself as a content aggregator in a strategic partnership approach extended to players across all media: press, television, games, music, films and online betting. The Group will focus on innovation to provide its customers the best of existing digital content (MyTF1, M6replay, Deezer platforms, for example), and its partners will in return be able to enrich their content by providing the interactivity of Orange’s networks and the new Livebox capabilities.

Developing new services

The development of new services as part of the Conquests 2015 plan will build on the Group’s various capacities for innovation through the structure of its Orange Labs network, with a focus on customer expectations (for more information, see Chapter 11, Innovation, research and development, patents and licenses). A commitment to enriching voice telephony and traditional services has been made in response to the changes in the consumer and business markets. To develop services closer to its core business, the Group will explore six areas: entertainment, Internet audience, health, digital life skills, targeted services for the emerging markets and business services (cloud computing, machine to machine, video conferencing).

Conquest 4: international expansion

Orange aims to achieve a new dimension internationally with a target of having 300 million customers by 2015, which means winning 100 million new customers.

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Conquering growth markets

•

the Conquests 2015 plan provides for a substantial expansion of the Group’s presence in emerging markets, particularly in Africa and the Middle East. In this zone, the Group aims to double its revenues to 7 billion euros in three to five years;

•

Orange will use leverage in four areas to achieve this objective: organic growth; the acquisition of new licenses; the acquisition of stakes in existing operators; and the acquisition of additional shareholdings in existing asset portfolios.

For more information on the Group’s financial ambitions in the Conquests 2015 plan, see Chapter 12, Information on trends.

6.3   OVERVIEW OF BUSINESS

(1)  The Everything Everywhere customer base is 50% consolidated in the France Telecom-Orange customer base.

At the end of 2010, the France Telecom Group had 209 million customers in the world, a 6% increase on 2009, of which 150 million were mobile phone customers (9.1% increase) and 13.7 million were broadband Internet customers (3.4% increase). As well, the MVNO customer base for the Group in Europe has expanded by 28.5% (4.6 million customers at December 31, 2010). From this customer base, more than 66% of the Internet, mobile phone and television customers in most of the countries where the Group operates are under the Orange brand, the flagship brand of France Telecom.

2010 was marked by the continuing expansion of broadband Internet uses such as digital television, which included 4.1 million subscribers at year-end, a 28% increase from the previous year, VoIP (Voice over IP), which grew by 10.5% on 2009, to reach a total of 8.3 million users at year-end, and Livebox, which had a 7.9% increase in subscriptions (9.2 million Liveboxes in Europe at year-end).

The Group is the third largest European mobile operator, the second largest ADSL Internet access provider in Europe, and a global leader in telecommunications services for multinational businesses under the Orange Business Services brand.

In 2010, the Group generated 45.5 billion euros in revenue (excluding the United Kingdom).

The Group’s activities are detailed in the Registration Document by operating sector according to the segmentation used in 2010: France, Poland, Spain, Rest of the World, Business Communication Services, International Carriers and Shared Services. The financial indicators mentioned in this chapter, such as EBITDA and CAPEX, are financial aggregates that are not defined by IFRS. For more information, see Chapter 9, Section 9.1.5.4 and the Financial glossary appendix. Unless otherwise indicated, the market shares indicated in this chapter correspond to market shares in terms of volume.

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6.3.1   France

6.3.1.1   The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2010	2009	2008
Population (in millions) (1)	64.9	64.5	64.1
Households (in millions) (1)	27.7	27.7	27.5
Growth in GDP (%) (1)	+1.5%	-2.5%	+0.1%
GDP per capita (in dollars PPP) (2)	34,092	33,434	34,178
Change in household consumption (%) (1)	1.6%	0.6%	0.5%
Sources: (1) INSEE. (2) IMF.

TELECOM SERVICES RETAIL MARKET REVENUES (IN BILLIONS OF EUROS)

Source: Arcep (aggregate data over a rolling 12-month period at Q3 2010).

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Arcep (aggregate data over a rolling 12-month period at Q3 2010).

After a 2.5% contraction in GDP in France in 2009, growth resumed in 2010, with GDP up 1.5% (Source: INSEE, October 2010). There were also signs of an upturn in the telecommunications market: the total market of electronic communications services rose 0.8% (compared with +0.5% in 2009) (Source: Arcep, September 30, 2010).

According to a Credoc study released in November 2010, there was a pause in the growth of the penetration of fixed and mobile telephony, which, however, was accompanied by an intensification and transformation of uses related to the ongoing development of the Internet.

The mobile penetration rate gained 3.7 points in 2010, reaching 99.7% at December 31, 2010, compared with 96% a year earlier (Source: Arcep), while uses continued to grow and diversify – for example, a year-on-year increase of more than 62% in SMS traffic in the third quarter of 2010, and a broad increase in data traffic.

Three-quarters of people in France who own a computer now have Internet access at home (Source: Credoc, December 2010). However, the penetration rate of 90% seen in some OECD countries suggests that growth potential remains strong. The Internet, accessed via a computer or a mobile device, has become a dominant medium, with a wide variety of uses.

At end-September 2010, revenue growth generated by mobile telephony services on the retail market had slowed (+2.4% year-on-year at end-September, compared with +2.6% in 2009), due to slower growth in the customer base (+1.7%, compared with +6.2% in 2009). As in 2009, mobiles accounted for nearly half of all telecommunications services revenues. Revenues growth in the mobile market also slowed across the market as a result of price cuts applied in the wholesale market in July 2010 (mobile call terminations between operators), as well as on consumer roaming rates and text messaging.

Revenues from fixed services (fixed telephony and the Internet) edged up (+0.3% year-on-year at end-September 2010), with growth in subscriptions to Internet services continuing to offset the continued erosion of subscriptions to fixed telephony services.

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Fixed-line telephony market

NARROWBAND

	2010	2009	2008
Revenues (in millions of euros)	7,655	8,483	9,505
o/w PSTN access	4,559	5,097	5,400
o/w PSTN calls	2,842	3,115	3,750
o/w narrowband Internet	52	72	119
o/w other (Phone cards and public phones)	202	199	236
Number of subscriptions (in millions)	40.3	41.2	40.7
PSTN access	22.1	24.1	26.3
VoIP access	18.2	17.0	14.4
o/w VoIP-only	11.9	10.5	8.0
Traffic	111,448	109,482	107,075
PSTN traffic (in millions of minutes)	48,749	53,446	60,028
VoIP traffic (in millions of minutes)	62,699	56,036	47,047
Source: Arcep (aggregate data over a rolling 12-month period at Q3 2010).

As at end-September 2010, the fixed-line telephony market was down 2.2% in volume, due to the decline in the switched telephone network, which was only partially offset by the growth of 7.2% in Internet telephony or VoIP offered under dual-, triple- or quadruple-play offers. Growth in voice over IP (VoIP) was also illustrated by the proportion of fixed communications made via VoIP, which amounted to 56.2% at end-September 2010, compared with 51.2% at end-December 2009.

In terms of revenues, fixed-line telephony continued its decline on the back of falls in subscription volumes and narrowband communications in favor of VoIP services, recognized under broadband revenues.

BROADBAND AND HIGH CAPACITY BROADBAND

	2010	2009	2008
Revenues (in millions of euros)	8,275	7,398	6,515
o/w Internet access and VoIP service	7,030	6,234	5,451
o/w billed VoIP calls	747	691	598
o/w other Internet access revenues	498	473	466
Number of subscriptions (in millions)	20.9	19.8	17.9
Broadband	20.4	19.5	17.7
o/w ADSL	19.5	18.6	16.8
o/w other broadband subscriptions	1.0	1.0	0.9
Very high broadband	0.4	0.3	0.2
Average bill by broadband and very high broadband access (euros per month)	32.2	30.6	30.4
Number of IPTV subscriptions (in millions)	10.1	8.8	6.2
% of lPTV in ADSL access	51.9%	47.5%	36.9%
Source: Arcep (aggregate data over a rolling 12-month period at Q3 2010).

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The rate of growth in broadband and high broadband Internet access remained robust in the nine months to end-September 2010 (+5.18%), although it marked a deceleration compared with the previous two years (10.8% in 2009). ADSL accounted for 93.4% of this access. Very high broadband access, although still marginal, with 421,000 lines as at end-September 2010, grew by 46.2% over the first nine months.

Revenue growth of broadband and very high broadband Internet access slowed in 2010, and stood at 11.8% at end-September (compared with +13.6% in 2009). This growth was driven by Internet access revenues, including revenues from multiplay packages and subscriptions and communications on VoIP services, which accounted for 85% of total broadband and very high broadband revenues, which were up 12.8%.

The widespread use of the Internet has led to a development of the uses associated with it, which has been stimulated by the abundance of content and personal services:

•

social and professional networks (e.g. Facebook, Viadeo, and Linkedin);

•

access to administrative and fiscal procedures;

•

downloads of music and videos; and

•

Internet TV (IPTV on ADSL). The proportion of broadband subscribers accessing a television service via the Internet stood at 51.9% at end-September 2010, compared with 47.5% and 36.9% at end-2009 and end-2008 respectively. The consumption of video over the Internet grew from the success of catch-up TV services and interest for television series included in VOD catalogs.

Mobile telephony market

	2010	2009	2008
Revenues (in millions of euros - excluding revenues from incoming calls)	19,486	19,031	18,556
o/w voice	15,209	15,249	15,472
o/w messaging (SMS, MMS)	2,346	2,213	1,889
o/w access to data	1,931	1,571	1,194
Number of clients (in millions)	62.6	61.5	58.0
o/w subscriptions	45.2	42.7	39.2
o/w pre-payed	17.4	18.8	18.7
o/w active 3G customer base	21.0	17.4	11.4
o/w Internet data subscribers only	2.6	2.1	1.0
Average bill (euros per month - year-on-year)	26.7	26.6	27.3
Traffic (in millions)
minutes from mobile phones	101,742	101,204	101,819
number of SMS	91,488	63,351	34,396
AUPU (minutes per month)	137	141	150
Source: Arcep (aggregate data over a rolling 12-month period at Q3 2010).

France had nearly 62.6 million mobile subscribers (SIM cards in service) in the third quarter of 2010, an increase of 4.9% compared with the third quarter of 2009 (Source: Arcep). Growth in the mobile telephony market has been driven largely by the increase of dual equipment (3G keys for PCs and handsets) and the development of mobile multimedia applications.

The mobile penetration rate in the French population was 99.7% at end-December 2010 (Source: Arcep), an increase of 4 points. Growth in SIM cards for the Internet and/or communicating material was a particularly big contributor to growth. Mobile networks are increasingly being used to exchange data, while volumes of mobile phone communications are stagnating. These new uses are linked to the development of new mobile devices (Smartphones), the availability of unlimited mobile Internet access and SMS offers, and ongoing improvements in flow rates and the coverage of the 3G network.

Mobile telephony revenues were up 2.4% year-on-year at end-September 2010. Growth was driven by data transmission (+23% year-on-year), linked both to text messaging and mobile Internet usage. By contrast, voice revenues stagnated, due to slow growth in the volume of voice communications and cuts to mobile rates applied by the various players in 2010.

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6.3.1.2   The Competitive Environment

Fixed-Line telephony and Internet

BROADBAND MARKET SHARE

Source: Orange (data at end September for 2010).

In 2010, France Telecom’s main competitors in the consumer fixed-line telephone market were SFR-Neuf Cegetel, Free, Bouygues and Numericable.

2010 was an occasion for Broadband offers and tariffs to be reviewed. Consequently, triple play contracts, particularly in the unbundled zones, are now priced at over 30 euros a month reflecting the technological evolutions of the Box and additional services (inclusion of fixed-to-mobile communication).

During the same period, the success of Bouygues Telecom’s Idéo and Orange’s recently launched Open has confirmed the breakthrough of Quadruple Play which adds mobile telephony to the already existing Internet, television and fixed-line offer. SFR has responded with the launch of a pack that combines its Unlimited mobile flat-rate contract with its neufbox offer, but at a price above 100 euros, clearly targeting wealthier clients.

High Capacity Broadband

The rise in the price of our Internet contracts during 2010 is partly related to the introduction of very high broadband that will require major investments on the part of operators. While Numericable has remained over recent years the only operator to possess a substantial very high broadband network (more than 4 million outlets equipped), SFR and Bouygues (also a “tenant” of Numericable’s infrastructure for its broadband and very high broadband offer) have announced their intention to pool their investments. Orange has confirmed its intention to inject 2 billion euros into very high broadband by 2015, and Free has also confirmed its intention to invest one billion euros in fiber.

The number of very high bandwidth subscriptions was estimated at 421,000 at end September 2010, of which 103,000 were fiber-to-the-home (FTTH) or bottom-floor connections, and 317,000 fiber optic connections with coaxial termination (Source: Arcep).

At the same date, the total number of buildings with fiber to the home and connected to at least one operator was more than 44,000 – an increase of 50% compared to December 2009.

In December 2008, the major operators rolling out fiber optic (Orange, SFR, Free and Numericable) had undertaken to work together to standardize technical solutions for pooling the terminating segment of fiber optic networks. The decisions and recommendations of the Arcep on the terminating segment of fiber optic networks were published in the official journal on January 17, 2010 (see Section 6.3.1.3 - Regulatory Environment). From now on, operators rolling out very high bandwidth networks must use multi-fiber technology and place one fiber per competitor operator.

Mobile Telephony

MOBILE MARKET SHARE

>

Source: Orange (data at end September for 2010).

Despite the increase in mobile customers, growth in revenues is slowing, reflecting intensifying competition. Moreover, mobile operators are now facing a decline in average revenues per user (ARPU) and a drop in the average price of SMS, due to the widespread availability of offers including unlimited SMS. More than ever, mobile broadband (Edge or 3G/3G+) is the new growth engine in mobile services, and all of the market’s players are turning toward offers that combine voice and data.

In 2010, the primary operators competing with Orange in France were still SFR and Bouygues Telecom, both owner-operators of their mobile networks and 3G licensees:

•

SFR, partly owned by Vodafone and controlled by Vivendi, is leading an aggressive marketing strategy, marked by investment in customer acquisition and customer loyalty initiatives. SFR is focusing its efforts on the sale of high-added-value plans involving strategic partnerships with equipment suppliers;

•

in 2010, Bouygues Telecom, the number-three mobile operator in France, pursued its strategy based on developing “unlimited” offers for voice and data communication. It has asserted itself as a major player in the market with a Quadruple Play offer that combines a mobile plan with a standard Triple Play Internet offer.

Lastly, further to the call for applications for assigning a fourth 3G license, Free (Iliad) obtained a license on December 21, 2009 (see Section 6.3.1.3 below - Regulatory Environment). The arrival of a fourth operator – Free Mobile – on the French market, likely as of 2012, will intensify the competition on this market.

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The market also includes virtual operators (MVNOs) such as Virgin Mobile, NRJ Mobile, Carrefour Mobile, and Auchan Telecom, who use the networks of mobile network owner-operators. These virtual operators are gaining a higher profile in the telephony market in France, with a growing market share.

6.3.1.3   The Regulatory Environment

French Legal and Regulatory Framework

The electronic communications sector is primarily governed by the French Postal and Electronic Communications Code (Code des Postes et des Communications Electroniques: CPCE) as well as by laws relating to e-commerce, the information society, consumer protection and data protection. The audiovisual communication services produced or distributed by the France Telecom Group come under the specific regulations governing this sector and are managed by the law of September 30, 1986.

For information concerning risks linked to regulation, see Section 4.2 Legal Risks.

Regulatory Authorities

The Arcep (Autorité de Régulation des Communications Electroniques et des Postes) is the body responsible for regulating the electronic communications sector in France.

The French Competition Authority, established in January 2009 following the restructuring of the French Competition Council, is an independent government authority responsible for ensuring open market competition and compliance with government economic policy. It has jurisdiction over all business sectors, including the electronic communications sector. This Authority has its own investigations department and sanction powers for anti-competitive practices.

The ANFR (Agence Nationale des Fréquences - French national agency for frequencies) is responsible for planning, managing and controlling the usage of radio frequencies and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is split between 11 controlling authorities: government ministries, the Arcep and the CSA (Conseil Supérieur de l’Audiovisuel - French Broadcasting Authority). The Arcep and the CSA are in turn responsible for allotting to users the frequencies they control.

The CSA is an independent government authority established by the law of January 17, 1989 responsible for ensuring the freedom of audiovisual communication in France, i.e., radio and television, by any electronic communication process, under the terms and conditions defined by the law of September 30, 1986.

Key Events

The tax on telecom operators’ revenue

The Public Audiovisual Reform law of March 5, 2009 introduced a 0.9% tax on the taxable revenues of telecommunications operators. This tax was implemented from March 2009.

In November 2009, the FFT (Fédération Française des Télécoms - French Telecommunications Federation) asked the European Commission to review the legality of this tax on the basis of a 2002 Directive that exhaustively lists the taxes that can be imposed on telecommunications operators.

On January 28, 2010, the European Commission began infringement proceedings against France with respect to this tax. The French Government replied within the two-month deadline to the European Commission’s formal notice of complaint. At the end of September, the Commission initiated the second phase of the infringement procedure by issuing a reasoned opinion and decided to refer the matter to the European Court of Justice on March 14, 2011.

The Hadopi laws 1 and 2

The Hadopi laws 1 and 2 establish a framework for countering illegal downloading on the Internet, primarily consisting of empowering an independent government authority, the HADOPI (Haute Autorité pour la Diffusion des Œuvres et la Protection des droits sur Internet - High authority for the dissemination of works and the protection of rights on the Internet) to send out notices and recommendations to Internet subscribers who download works without the permission of the rights holders. The High Authority has investigative powers in order to establish whether or not acts of piracy have taken place. In the event of criminal prosecution, this legal framework allows courts to order the suspension of Internet access for up to one year as an additional penalty of the offense of piracy or of the future level 5 offense that will be introduced to enforce obligatory monitoring of Internet access. Where Internet access is provided as part of a bundled offer comprising a number of electronic communications services, suspension of Internet access shall not affect access to messaging services or, as the case may be, the television or telephony services; nor will it affect the payment of the subscription price to the access provider, with any contract termination charges being borne by the subscriber.

The framework also provides for Internet access filters approved by the High Authority which subscribers may use to control their Internet access.

The High Authority has progressively implemented, as of September 2010, the sending of warning mails to Internet users who download files protected by copyright laws.

The “National Commitment for the Environment” law, popularly known as “Grenelle 2” (July 12, 2010)

This law includes a certain number of provisions relating to mobile telephony and electromagnetic fields:

•

a ban on any advertising whose direct objective is to promote the sale, provision, utilization or use of mobile phones by children under 14;

•

a possible ban on any pay-for or free distribution of devices containing radio-electrical equipment specifically designed to be used by children under the age of six;

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•

a ban on the utilization of mobile phones by children in schools up to “collège” level (age 14) during all pedagogical activities;

•

an obligation to sell all handsets with an accessory limiting cerebral exposure to electromagnetic fields;

•

an obligation of handset sales outlets to clearly display the SARs (specific absorption rates) for mobile telephones as well as reminders of the user recommendations;

•

provisions allowing the public authorities to take measures to ensure a high level of protection of the environment and the health of the population;

•

the identification of zones within the France national territory with a significantly higher electromagnetic exposure rate than the national average (target publication date December 31, 2012);

•

the publication of a Council of State Decree relating to the rules for the prevention of risks to the health and safety of workers exposed to electromagnetic fields.

Law destined to mitigate the “digital divide” (Pintat law)

See below the Digital Dividend section and the FTTH section of this chapter.

The finance law of 2011 (elimination of the low-rate VAT for combined electronic communication service offers, amendment to the reform of the professional tax voted in 2010, tax on radio transmission facilities)

Article 26 of the 2011 finance law, promulgated on December 28, 2010, eliminates the low-rate VAT advantage (5.5% for 50% of the pre-tax price) on bundled offers, at a fixed price, that provide access to an electronic communications network and a television service. The Group has relayed this VAT increase onto the targeted retail Internet and mobile offers as of February 1, 2011, limiting the tariff increases to a maximum of three euros per offer with the price-rounding rules in the customers’ favor. The net impact for the Group is approximately 70 million euros on a full year basis, of which roughly half is related to the postponement to February 1 of the retail tariff increases. This delay was imposed by the French Consumer Code which requires at least one month’s notice to consumers before the introduction of any tariff increases.

The professional tax reform, approved as part of the 2010 draft finance law passed by Parliament in December 2009, replaces the professional tax by:

•

a “regional financial contribution” (CET) paid by all companies, calculated on the basis of professionnal property value and added value of these businesses;

•

a “flat rate tax on network companies” (IFER) which, for telecommunications operators, represents a tax on the principal copper local loop distribution frames and a tax on radio transmission facilities.

This change in the French taxation framework in respect of professional tax came into force on January 1, 2010. During 2010 the impact on France Telecom’s results was marginal.

Following the publication of a report by the French Inspectorate General of Finance, commissioned by the government, the Draft finance law for 2011 has introduced a reform of the IFER (flat rate tax on network companies) concerning copper wires. For 2011, the finance law provides for the taxation of copper pairs at 20% of the initial amount and an additional tax on subscriber access nodes and subscriber cards in order to reach a total target IFER equal to the amount raised in 2010.

In view of this new system of taxation, the impact on France Telecom’s EBITDA should be essentially neutral in 2011.

Concerning the tax on radio transmission facilities, the finance law provides for a 50% reduction during 3 years for new facilities, but a 5% increase in the rate at which these facilities are taxed. The government’s objective, in application of the Grenelle 1 law (see above), is to finance a) the measurement of electromagnetic fields and b) scientific research into any possible health hazards related to exposure to electromagnetic fields. For the Group, the negative impact from this additional taxation is approximately 1.5 million euros.

2011 Outlook

Debate over cell phone masts

A round table on “Radio frequency radiation, health and the environment” held in May 2009 by the government confirmed the view of the WHO and of health authorities that cell phone masts do not pose a health risk.

In October 2009, after two years of research, the Afsset (Agence française de sécurité sanitaire de l’environnement et du travail - French Agency for Environmental and Occupational Health and Safety) reached the same conclusion in its expert report on radio frequency radiation. Nevertheless, on the principle that “once it is possible to reduce an environmental exposure, then such a reduction must be considered”, the Afsset recommends reviewing available options both with respect to masts and to handsets. In July 2009, following this recommendation, the Government set up an Operational Committee (Comop) tasked with carrying out a rigorous scientific assessment of the possibility of reducing human exposure to radiowaves, bringing together all stakeholders. This technical work, the complexity of which was greatly underestimated at the outset, will continue into 2011. An initial assessment of the level of exposure to radiowaves from cell phone masts indicates that it is very weak. This assessment is being conducted in nine volunteer towns and concerns, in particular, atypical points. Modeling regarding reductions in transmitter power is also taking place in three of these towns. Simultaneously, work will be carried out on the procedures for informing and consulting with local residents about plans to install new antennae.

Telecommunications bill

The bill, which was changed significantly at its first reading at the Senate on December 8, 2010 and has no specific timetable in place for its first reading at France’s National Assembly, incorporates the following measures:

•

obligation for operators to have their network data available in geolocalized vector format by December 31, 2012;

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•

obligation for at least one operator to offer communities in “2G gray zones” (zones with no 2G coverage) a roaming service to other operators to ensure these communities are covered by all operators within three years of the zone being identified;

•

free cell phone unlocking three months after its purchase from an operator and immediately for contract renewals.

Public consultation

On November 26, 2010 the Arcep launched a public consultation on 30 proposals to improve the service offered to consumers by Internet service providers, fixed-line and mobile operators and postal operators. Twenty-three of these proposals related to electronic communications services and covered aspects such as offer transparency, market fluidity, service quality and availability, value added services (VAS) and disabled access to electronic communications services.

Transposition of the new EU regulatory framework for electronic communications known as the “telecoms package”

On November 24, 2009 the European Commission adopted the “Telecoms Reform Package” aimed at increasing competition and consumers’ rights on the basis of two Directives, 2009/140/EC and 2009/136/EC. This new telecoms package aims to increase the autonomy of national regulators whilst ensuring improved regulatory consistency. For this purpose, a new Body of European Regulators for Electronic Communications has been formed (BEREC). This framework considers functionnal separation as a possible remedy to any competition issue.Information provision to customers is improved with a view to supporting and developing competition, and the aim is to reduce the fixed-line and mobile number portability time to one day.

Public access to the Internet and Internet neutrality must be guaranteed. The European Commission did however recognize the operators’ right to set different quality levels for different services. The regulators can set a minimum guaranteed quality level and operators must provide customers with clear information about possible limitations. Customers must also be given personal data protection guarantees. The Commission also hopes that the new framework will encourage the investment needed to develop new access networks and hence increase access speeds.

Member States have 18 months to transpose these provisions into their domestic law (June 2011 at the latest). The French Government has decided to issue ordinances for this purpose and on September 15, 2010 lodged a bill with the National Assembly, which contained several proposals for adapting legislation to comply with EU laws on health, employment and electronic communications. The enabling legislation was adopted by Parliament on March 9, 2011 and the government will adopt the implementation legislation during the second quarter 2011.

Regulation of Mobile Telephony

Frequency management

The French Postal and Electronic Communications Code gives the Arcep responsibility for assigning the frequencies used for electronic communications. It establishes, in the event of a scarcity of resources, the principles to be applied to select applicants via a competitive bidding process on the basis of criteria related to the conditions of use.

The frequency management required for personal mobile television (PMT) comes under the responsibility of the CSA as does the whole spectrum allocated to broadcasting (DTTV, TDR, FM radio).

Granting of the fourth 3G license and the remaining 2.1 GHz channels

On January 12, 2010 Arcep granted Free Mobile a fourth 3G license with a UMTS channel in the 2.1 GHz band and one channel in the 900 MHz band.This new entrant is scheduled to launch its services commercially in the first half of 2012.

The procedure for granting the two remaining channels in the 2.1 GHz band was launched on February 23, 2010. It took the form of a single-round auction and one of its selection criteria related to hosting Mobile Virtual Network Operators (MVNO). The results were published on May 18, 2010: SFR was awarded the 5 MHz channel for 300 million euros and Orange France the 4.8 MHz channel for a sum in the region of 280 million euros.

The final stage of the strategic plan presented by the French Prime Minister in January 2009 related to the awarding of new frequencies in the 800 MHz bands (digital dividend, see below) and the 2.6 GHz band for very high speed mobile. The Arcep launched the public consultation on July 27, 2010 and the new frequency award procedure will be launched in the second quarter of 2011.

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The table below summaries the main frequency management stages in 2010 and 2011 for each frequency band:

800 MHz Digital Dividend (790-862 MHz)	• launch of award procedure planned for second quarter of 2011; • award planned for fall of 2011.
900 MHz

•

2G/3G operators authorized to refarm the 900 MHz band for 3G since February 2008;

•

planned reallocation of 2x5 MHz to the fourth entrant, Free Mobile, by Orange France and SFR in very high density areas and by Bouygues Telecom for the rest of the country.

2.1 GHz	• Free Mobile awarded the fourth 3G license with a 2.1 GHz channel; • two other channels awarded to SFR and Orange France in May 2010.
2.6 GHz	• launch of award procedure planned for the second quarter of 2011; • award planned for summer of 2011.

Digital Dividend

The digital dividend is the 790-862 MHz frequency band, in other words the section of frequencies which will be freed up after the analogue television switch-off which must, by law, happen by November 30, 2011 at the latest. These frequencies will be reassigned for exclusive use by electronic communications. The December 17, 2009 anti-digital divide law (the “Pintat Law”) provides that the top criteria for allocating digital dividend frequencies shall be regional digital coverage requirements.

3G coverage commitments

The commitments made when the UMTS licenses were awarded in 2001 were not achieved by the initially anticipated deadline as a result of the initial 28-month postponement due to the delay in developing UMTS equipment. This roll-out delay led to the Arcep revising Orange’s coverage commitments during the review of interim commitments. The Arcep thus announced on March 9, 2004 that the commercial launch of the Orange France 3G network was being postponed from June 2002 to December 2004, with an obligation to cover 58% of the population by end-2005. On June 29, 2006 Orange France subsequently undertook to cover 70% of the population by end-2006.

The commitments made in 2001 provide for coverage of 98% of the population by August 2009. The Arcep’s review of these commitments led to it serving Orange with a notice to perform in December 2009, demanding it meet its coverage commitment of 98% of the population by the end of 2011 with an interim milestone of 91% by end-2010.

On February 12, 2010 the three mobile operators, Bouygues Telecom, Orange France and SFR, signed a 3G network infrastructure sharing agreement providing for coverage of around 2,500 sites in the least populated areas of the country by the end of 2013. This agreement was supplemented on July 23, 2010 by the signature of an agreement between the four national operators setting down the terms governing Free Mobile’s late arrival into the system.

3G COVERAGE OBLIGATIONS AND ACTUAL COVERAGE OF THE THREE OPERATORS

France	Orange	SFR	Bouygues Telecom	Free Mobile
3G coverage obligations (initial authorizations or following the Arcep’s formal notices to perform in December 2009)	91% end-2010 and 98% end-2011	88% end-2010, 98% end-2011 and 99.3% end-2013	75% as of end 2010	90% as of 01/2018
3G coverage of the population at end-2010 (source: operators’ publications)	95%	92%	82%	Launch planned for first half of 2012

REGULATION OF MOBILE CALL TERMINATION BY THE ARCEP

MTR euro cents/min	1st market review cycle			2nd market review cycle			3rd market review cycle
	2005	2006	2007	1st price cap	2nd price cap (Dec. 2008 decision)*
				Jan. 2008 - June 2009	July 2009 - June 2010	July 2010 – Dec. 2010	Jan. 2011 – June 2011
Orange France	12.50	9.50	7.50	6.50	4.50	3.00	3.00
SFR	12.50	9.50	7.50	6.50	4.50	3.00	3.00
Bouygues Telecom	14.79	11.24	9.24	8.50	6.00	3.40	3.40
Asymmetry	18%	18%	23%	31%	33%	13%	13%

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Mobile call termination rates (MTRs) in mainland France

In February 2010, the Arcep took a decision cutting the level of asymmetry of Bouygues Telecom call termination compared to that of Orange France and SFR to 13% for the second half of 2010 (compared to 33% previously).

In November 2010, the Arcep adopted a decision bearing on the 3rd review cycle of the wholesale market for mobile voice call termination. This decision extends, for the period lasting from January 1, to June 30, 2011, the effective price caps in mainland France, and sets new caps for the 2011-2012 period for the overseas departments that continue the progressive rate cuts to align them closer to underlying costs.

On March 23, 2011, Arcep notified the European Commission and published its draft decision for public consultation concerning a mobile voice call termination services pricing framework for Orange France, SFR and Bouygues Telecom from July 1, 2011 to December 31, 2013. In particular, concerning the results of the revised network cost model of a generic operator in mainland France, Arcep imposed a ceiling as of January 1, 2013 of 0.8 euro cents per minute for mobile voice call termination rates. This ceiling should be reached after three reduction phases: a reduction of 2 euro cents per minute as of July 1, 2011 for a period of six months, a reduction of 1.5 euro cents per minute as of January 1, 2012 for a period of six months, and a reduction of 1 euro cent per minute as of July 1, 2012 for a period of six months. Lastly, Arcep set symmetric mobile termination rates for the three operators as of July 1, 2011.

Even if the impact on wholesale revenues is negative, a uniform drop in MTRs is largely neutral on the wholesale business profitability of an operator such as the France Telecom Group which has both fixed-line and mobile operations. In the retail market, the low levels of MTRs generally lead to the development of abundance offers.

Mobile call termination rates (MTRs) in the French overseas departments

The Arcep decision to cap MTRs in the French overseas departments and territories will bring about a sharp reduction (from 8.7 euro cents per minute in 2009 to 2.5 euro cents per minute in 2012 for Orange Caraïbes) with a reduction in asymmetry. Asymmetry generally benefits Orange’s competitor operators in the French overseas departments and territories, whereas a reduction in asymmetry is rather positive for Orange.

CARIBBEAN – FRENCH GUYANA

MTR in euro cents/min	2008	2009	2010	2011	2012
Orange Caraïbes	11.0	8.7	5.5	4.0	2.5
Digicel	16.0	12.2	6.5	4.0	2.5
OMT Antilles	22.9	15.7	9.0	5.5	2.8
OMT Guyane	19.2	13.7
Specialized operators in St Martin/St Barthélémy (Northern Islands)
Dauphin	24.9	16.7	12.0	8.0	5.0
UTS Caraïbes	25.9	17.7	12.0	8.0	5.0

REUNION – MAYOTTE

MTR in euro cents/min	2008	2009	2010	2011	2012
SRR	10.5	8.5	5.5	4.0	2.5
Orange Réunion	13.0	11.0	7.0	4.5	2.8
OMT Réunion, Mayotte				5.5	2.8

SMS termination rates in mainland France and in the overseas departments

On July 22, 2010, the Arcep took a decision based on the review of the wholesale market for SMS terminations on mobile networks in France. It sets the maximum rates for SMS terminations invoiced between mobile operators that will later reach one euro cent per SMS.

Euro cents/SMS	2009	February 2010	October 2010	July 2011	July 2012
Orange France	3.00	2.00	2.00	1.50	1.00
SFR	3.00	2.00	2.00	1.50	1.00
Bouygues	3.50	2.17	2.17	1.50	1.00

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Regulation of fixed telephony and broadband Internet

Since July 2008, excluding retail offerings for fixed telephony under Universal Service, all of France Telecom’s regulatory obligations concerning fixed telephony retail (access and communication) on the consumer and business markets have been lifted.

There is no ex ante regulation over France Telecom retail broadband offers in the residential and business markets. Nevertheless, as with all the Group’s other businesses, broadband retail offers must comply with common competition law.

Accordingly, the regulation of fixed-line services in France involves retail offers falling within the scope of the universal service and wholesale offers so as to ensure effective competition in the retail markets (call origination, call termination, wholesale line rental, unbundling, bitstream).

Universal Service

The Universal Service rate is the default France Telecom fixed-line telephony rate. At end-2009, around 7 million customers paid this rate.

For the new allocation period (2009-2012), France Telecom only applied for two components (telephony and public payphones, the directory business having been sold), and was selected as the Universal Service operator for public payphones on November 18 and telephony on December 1, 2009.

Principles governing the price capping of Universal Service fixed-line communications:

•

For the 2005-2009 period

Universal Service rates were subject to price caps for the duration of the allocation for two rate service batches, one representing subscribers located in mainland France and the other subscribers in French overseas departments. The average annual price of each batch was set so as to reflect changes in the consumer price index (excluding tobacco products), less reductions in mobile and fixed-line call termination rates, and less 3% productivity gains representing the minimum level that France Telecom is expected to pass on to its customers.

As regards telephone line rental, which was not included in this batch, a multi-annual increase of 1 euro (including VAT) per annum for three years had been agreed when awarding the Universal Service in 2005.

•

For the 2009-2012 period

The new price-cap that should have been defined in 2010 for communications sent under Universal Service was only set on January 20, 2011. The previous mechanism for applying a global batch of communications, allowing all France Telecom customers to benefit from price cuts for all usages was renewed. While waiting for the January 20, 2011 decision from the Arcep:

•

the impact of mobile call termination cuts was incorporated on fixed to mobile rates in January 2010 concerning the “overseas” batch,

•

on October 21, 2010, France Telecom effected a conclusive rate cut for national communications and toward IP numbers on the “mainland” batch by aligning their rates with those of local communications.

In addition, the rates services batches shall incorporate communications toward non-geographic IP numbers (i.e. 09 7x xx xx xx numbers).

Finally, there has been no change in rates for telephone line rental since July 2007.

Low income plans under Universal Service

As part of the Universal Service, France Telecom currently offers a low income plan for PSTN access at a price of 5.43 euros (ex-VAT) (representing a reduction of 60% of the regular price). This price is achieved by means of a 3.74 euro (ex-VAT) contribution to the 4.21 euro (ex-VAT) rate cut decreed by ministerial order.

Following the speech by the French Prime Minister on January 18, 2010 asking operators to “develop a social needs scheme that would enable even the lowest income households to access the Internet on attractive terms”, the French Minister for the Economy undertook a public consultation on the possible development of the social needs component of the electronic communications universal service to include VoIP. France Telecom responded to the Minister’s consultation on February 5, 2010 and is now awaiting government clarification regarding the regulatory framework.

Regulation of fixed-line services wholesale offers

Cut in fixed-line call termination rates (FTRs)

In July 2008, the Arcep established a price cap for fixed-line call termination services provided by France Telecom and alternative operators, designed to bring all these rates down towards the costs of an “efficient” benchmark operator.

On October 1, 2010, France Telecom’s fixed-line call termination rate was cut -5.9%, compared to -28.6% for alternative operators, in line with the price cap set by the Authority.

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Caps in euro cents per minute	France Telecom FTR	Alternative operators’ FTR	Asymmetry index
Year 2007	0.5486	1.088	98%
Q1 - Q2 - Q3 2008 change	0.4935 -10.0%	1.088 0.0%	120%
Oct. 1, 2008 change	0.45 -8.8%	0.9 -17.3%	100%
Oct. 1, 2009 change	0.425 -5.6%	0.7 -22.2%	65%
Oct. 1, 2010 change	0.4 -5.9%	0.5 -28.6%	25%

Rate changes for wholesale offerings subject to cost orientation (unbundling, analog and digital wholesale line rental, and call origination)

No rate change occurred in this area in 2010. On January 24, 2011, France Telecom published new lower rates for the regulated wholesale offers (mainly partial unbundling, services related to unbundling, and wholesale line rental). These new rates were cut on average by 3.8% over those of 2010. It should be noted that France Telecom is still ranked below the European average for wholesale rates related to fixed-line service offers.

Rate changes on the bitstream offers

France Telecom is required to provide third-party operators with a DSL access and aggregation service (called bitstream) enabling them to offer their own broadband service throughout France. This wholesale offer is purchased from France Telecom by third-party operators in areas in which they generally don’t use an unbundling offer, and represented just under 20% of broadband lines purchased by third-party operators in September 2010.

The Arcep requires that the rate of this wholesale offer be cost-oriented, except where the application of this principle means that extending unbundling would no longer be financially attractive. The current rate is determined on the basis of a model published by the Arcep that factors in a range of parameters that are periodically reviewed. This process resulted in several rate revisions in 2010.

France Telecom’s obligations regarding cost accounting and accounting separation in the fixed-line business

Arcep decision no. 06-1007 of December 7, 2006 sets out the obligations on France Telecom S.A. as regards cost accounting and accounting separation in the wholesale and retail businesses. Where the retail businesses use network resources corresponding to wholesale services subject to an accounting separation obligation, these resources are valued in the separate accounts at wholesale rates and not at cost.

These obligations were first implemented in 2007 in respect of FY2006. The Arcep stated that the exercise complied with their requirements and it has been repeated annually.

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Regulation of very high broadband Internet (FTTH) and increased speed on copper (FTTC)

Key Events

January, 2010

Prime Minister approves the decision and recommendation of the Arcep on regulation of the terminating segment of networks.

Speech by the Prime Minister announcing a national program to roll-out very high broadband services.

February 2010	Publication by the Arcep of its guidelines on higher speeds: its implementation of sub-local loop unbundling and its inter-functioning with the development of FTTH networks.
June to December, 2010

Arcep holds public consultations then on December 15, 2010 publishes its decision on the conditions for the sharing of the terminal segment of networks in least dense areas, pending ministerial approval.

End-July to end-November, 2010

Forwarding for opinion to the Adlc (French Competition Authority) and subsequently to the European Commission (EC) of draft Arcep regulations on the specific conditions for sharing the terminating segment of FTTH networks outside of very dense areas.

Favorable opinion of the French Competition Authority on September 27, 2010.

Observations of the European Commission on November 26, 2010.

September 2010	Recommendation of the European Commission on next generation access (NGA) networks.
July to September, 2010	Public consultation held by the Arcep on the revision of the analysis of relevant markets 4 and 5.
August 2010	National very high broadband program: show of interest in deployment and for pilot programs for experimentation in the least dense areas.
October 2010	Government’s public consultation for part C of the very high broadband program.
November 2010	The Arcep decision on the method of determining costs and rates for access to the FTTx civil works.
November 2010	The Arcep decision regarding the settlement of the dispute with Bouygues Telecom on the conditions for sharing of the terminal segment of fiber-networks in high-density areas.
December 2010	The Arcep adoption of decision no. 2010-1312 for access to lines outside high-density areas.
December 2010	The Arcep decision on the regional digital roll-out fund (FANT).

Regulatory framework governing very high broadband offers at end-2010

Summary of principles defined since 2008 applicable at national level:

•

no ex ante regulation on retail prices;

•

no obligation of asymmetric access to fiber;

•

symmetric regulation for access to the terminating segment of FTTH networks: same obligations regarding access applying to all operators equipping buildings with optical fiber;

•

non-discriminatory access to France Telecom underground civil works systems, at a rate that reflects the costs. Decision no. 2010-1211 of November 9, 2010 specifying the rule for allocation of costs between copper and fiber and the method of determining rates. A new rate schedule appears in the France Telecom offer published on December 29, 2010.

Regulatory framework for sharing in high-density areas

On January 17, 2010, the Arcep published a decision and a recommendation on the sharing of the terminating segment of FTTH networks that bears on:

•

the definition of high-density areas including 148 communes representing 5.5 million households;

•

the option to place the sharing point at street level for buildings with 12 or more apartments or hooked up to walk-through sewer ducts;

•

the obligation to agree to requests from operators made prior to the fitting out of the building to have one dedicated fiber per apartment;

•

the principles governing cost sharing enabling in-building operators having elected to go with a single fiber not to have to bear any additional cost incurred by the laying of additional fibers;

•

publication by operators of an offer for access to the terminating segment of their network. France Telecom thus published its offer on February 17, 2010 and slightly amended it on March 31, 2010, at the launch of a consultation of operators for a certain number of communes in the high-density areas.

Regulatory framework for sharing outside of high-density areas

A decision adopted by the Arcep on December 14, 2010 and approved by the Minister in charge of electronic communications on January 18, 2011 specifies the provisions applying outside of high-density areas:

•

the size of sharing points (1,000 apartments in general with the possibility of going down to 300 apartments subject to an offer to connect these network points to the networks of upstream operators);

•

consultation, before the roll-out, of other operators and local authorities concerned;

•

co-financing from the beginning and afterwards, and the requirement of a per-line offer from the sharing point.

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National very high broadband program

This program aims for, outside high-density areas, a system for labeling and co-financing by the major borrowing of private operator projects for the densest segments within these areas, completed by public initiative projects beyond these sectors.

The national program is organized into three parts:

•

one part provisioned at 1 billion euros (window A) consists of support for development of FTTH networks from investors (public and private) via the granting of long-term loans or capital contributions;

•

one part provisioned at 750 million euros (window B) consists of additional government grants for public initiative FTTH network projects outside of areas for which investors have communicated their intention to roll out under part A. Pilot projects are implemented until the summer of 2011. Their results will determine the use of the amount assigned for part B;

•

one part provisioned at 250 million euros (window C) consists of supporting additional projects to cover the least dense areas (modernization of existing networks, roll out of terrestrial or satellite wireless networks).

Finally, on December 14, 2010 the Arcep adopted a decision on the terms and conditions for the use of the regional digital roll-out fund (FANT) provided for by the Pintat Law and destined to finance very high broadband in the least dense areas.

Higher speed on copper

The objective of higher speed on copper is to offer greater ease of use and access to a larger range of services to subscribers already eligible for ADSL but whose line is located far from the switch. The conditions for technical, legal and financial implementation are covered in the guidelines published by the Arcep. A recommendation on the subject is expected to be published in 2011. In addition, in the first phase of the new market review cycle 4, the Arcep initiated an examination of the obligations that could be used in this area as part of asymmetrical regulation.

Regulation of Audiovisual and Contents

Key Events

February, 2009 – December 2010	Exclusive links between the ISP and content delivery businesses: • January 2010: recommendations of the Hagelsteen working group, • July 13, 2010 ruling of the French Supreme Court.
April 2010	Personal mobile television: the television channel Orange Sport Info was authorized by the CSA to broadcast on the personal mobile television (PMT) network.
November 2010	Decree no. 2010-1379 on on-demand audiovisual media services (SMAD).
December 2010	CSA deliberation on on-demand audiovisual media services (SMAD) (compulsory application).

Exclusive links between the ISP and content and services delivery businesses

Following the claim filed by Free on June 25, 2008, which was joined by SFR (Neuf Cegetel), the Paris Commercial Court, in a ruling on February 23, 2009, ordered France Telecom to stop requiring that Orange Foot subscribers have an Orange broadband Internet subscription. In an appeal filed by France Telecom, the Paris Court of Appeals had overturned the decision of the Commercial Court and the marketing of Orange Sport restarted on May 15, 2009, but SFR and Free appealed the ruling. The French Supreme Court finally rejected the appeal of SFR and Free on July 13, 2010.

The conclusions and recommendations of the Hagelsteen working group on the exclusive relationships between electronic communications operators and distributors of content and services were published in January 2010. They recommend ex post monitoring of the effects, on broadband and very high broadband retail markets, of the transfer exclusivity enjoyed by certain access operators and do not support the French Competition Authority’s proposal for a restrictive framework. In the pay-TV wholesale market, the working group suggests giving the CSA new powers so that it can regulate this market and impose “must offer” type remedies on powerful players.

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In February 2010, the government indicated that it favored strengthening regulation in the audiovisual and telecommunications sector. It announced that it would begin work with the regulatory authorities (French Competition Authority, the CSA, and the Arcep) with a view to implementing any measures that may be required to maintain or re-establish adequate competition. The government lastly indicated that it did not feel there was currently any need for a legislative change in the pay-TV regulatory set-up.

Personal Mobile Television (PMT)

On April 8, 2010, the CSA delivered broadcasting authorizations to Personal Mobile Television (PMT) channels. On June 8, 2010, all channel providers proposed TDF’s MobMux subsidiary to the CSA as multiplex operator. The difficulties encountered by the DVB-H standard that was initially planned for PMT in France and many other countries led TDF to launch, in the final quarter of 2010, a process to examine the standards envisioned for the supply of television on mobile handsets. The results of this study, to which France Telecom contributed, were published on January 18, 2011 and on the one hand show the relevance of broadcast distribution for content that is not only limited to linear television, and on the other hand the current unavailability of a technology capable of immediately providing a satisfactory service.

At the same time, in the first quarter of 2011, France Telecom Orange experimented on the IMB standard in the United Kingdom along with other mobile operators and conducted several one-off demonstrations in France following the experimental authorizations granted by the Arcep, with information from the CSA. The IMB standard uses 3G frequencies that have generally already been assigned to mobile operators but are currently unused and presents the economic advantage of allowing existing sites to be reused.

On-demand audiovisual media services (SMAD)

Transposition of the Directive of December 11, 2007 in the Law of March 5, 2009 was completed by:

•

the Decree of November 12, 2010 that specifies the obligations for providers of these services (principle of contribution to the development of production with a progressive increase in obligations and a “rendez-vous” clause). The decree also sets the provisions making it possible to guarantee the offer and ensuring that European and French cinematic and audiovisual works are showcased. Lastly, the law stipulates that a substantial portion of the works exposed on the home page is reserved for European works;

•

the Decree of the Law of December 7, 2010 relating to SMAD under the governance of another Member State of the European Union that mentions the applicable provisions in the case of evasion of the audiovisual law;

•

the CSA authorization (compulsory) of December 14, 2010 on protection of young people, ethics and accessibility of on-demand media programming.

6.3.1.4   Orange’s activities in France

FINANCIAL INDICATORS

in billions of euros	2010	2009	2008
Revenues	23.3	23.7	23.7
Fixed-line and Internet	13.5	14.1	14.4
Mobile	10.8	10.8	10.5
EBITDA	8.8	9.3	9.9
as a % of revenues	37.8%	39.1%	41.5%
CAPEX	2.6	2.2	2.3
as a % of revenues	11.0%	9.1%	9.7%
Source: Orange.

France Telecom provides the following additional financial indicators for its Internet and fixed-line and mobile telephony activities in order to compare them with the domestic data of its peers. These additional indicators do not replace the indicators in Chapter 9.1 Analysis of the financial position and earnings, which reflect the monitoring per operation which took place at Group level.

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in billions of euros	2010	2009	2008
Fixed-line and Internet EBITDA	4.9	5.2	6.0
Mobile EBITDA	3.9	4.0	3.9
Fixed-line and Internet CAPEX	1.9	1.5	1.6
Mobile CAPEX	0.7	0.6	0,7
Source: Orange.

Fixed Telephony and Internet Activities

KEY INDICATORS

	2010	2009	2008
Revenues (in billions of euros)	13.5	14.1	14.4
Consumer Services	8.4	8.7	8.8
Wholesale Services	4.5	4.6	4.7
Other services	0.6	0.7	0.9
Number of telephone lines (in millions)	29.8	29.3	28.9
o/w Consumer lines	19.6	20.6	21.8
o/w Wholesale lines	10.2	8.7	7.1
Number of Internet customers (in millions)	9.4	9.3	8.8
o/w narrowband	0.2	0.3	0.5
o/w broadband	9.2	8.9	8.4
Voice over IP subscribers	7.5	6.8	5.8
ADSL TV or satellite subscribers	3.5	2.8	1.9
Pay-TV subscribers	2.0	1.5	0.9
ARPU (in euros per month)
Fixed telephone lines	34.9	34.2	33.0
Broadband Internet	37.0	36.2	33.9
Source: Orange.

The range of services in the Home segment in France is made up of:

•

traditional fixed-line telephony services;

•

other consumer services;

•

on-line, Internet access, and multimedia services;

•

advertising-management and Internet portal business;

•

content-related business;

•

Carrier services.

Traditional Fixed-Line Telephony Services and Other Consumer Services

France Telecom’s traditional fixed-line telephony services provide access to the network, local and long-distance telephone communication services throughout France, and international calls. In addition, France Telecom offers its fixed-line telephony subscribers a broad range of value-added services.

The price of telephone communications services is subject to regulation.

Further to the rapid growth in full unbundling, wholesale subscriptions, and wholesale naked ADSL access to third-party Internet service providers, traditional telephone service business is on the decline. Other consumer services (public phones, cards, information services) have also been in decline for several years. France Telecom, while gradually reducing the number of public telephones, does maintain existing public telephones under Universal Service. Competition for phone cards is very strong, particularly for international destinations. In the context of information market deregulation, France Telecom, backed by its experience, offers a full range of telephone information services, organized into multi-channel voice and Web formats (118712.fr and orange.fr, “directories” section).

On-line Internet access, and Multimedia Services

France Telecom was a pioneer in on-line services with the Télétel network (Minitel). Access by Minitel is now completely marginal, with the widespread use of the Internet. The Télétel kiosk model, which enabled the growth of on-line services, will be extended to the Internet with the Internet+ kiosk.

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Since June 1, 2006, France Telecom has grouped the Orange, Wanadoo and MaLigne TV brands under the single Orange brand in France. Along with mobile, Internet and Multimedia is one of the Group’s growth engines. At the end of December 2010, the total number of Internet customers was 9.4 million, an annual increase of 1.9%. IP telephony is particularly developed in France, and Orange, with 7.5 million customers, is the leading European supplier of VoIP (Source: Orange). The market for TV through ADSL and satellite is also booming and Orange, with 3.5 million subscribers, is in the leading position among European incumbent operators (Source: Orange). Also, the development of uses related to broadband (social networks, web 2.0, viewing of streaming videos) is reflected by a significant and continuing improvement in broadband ARPU which totaled 37 euros at the end of December 2010 (an increase of 2.2% for one year).

Internet and on-line service revenues were up 6.8% on a comparable basis for 2010, and now account for 29.4% of total Consumer revenues.

The offers are accessible from the Livebox, a gateway connected to the fixed telephone socket allowing broadband connection for various types of domestic terminals, via several communication interfaces: Wifi, Ethernet, and Bluetooth. It allows ADSL access to be shared between several domestic terminals connected wirelessly or by cable: computers, telephones, televisions, and game consoles. It is offered on a rental basis for 3 euros per month VAT included. There were 7.9 million Liveboxes rented at end 2010, up 8% in one year.

The Internet market is beginning to arrive at maturity, which results in very significant volatility of customers who are increasingly moving from one operator to another. To develop customer loyalty, Orange has therefore improved its quality of service and in June 2010 simplified its Internet range while enhancing value added services (fixed-line calls to mobiles for example). With the Formule plus and Net plus offers, Orange thus offers unlimited calls to fixed lines in mainland France and to more than 100 countries and one hour of calls to mobiles. The Open offers combine Internet, TV, fixed and mobile telephony access with unlimited fixed calls to mobiles since February 2011. Improvements in the service offer have also been made for very high broadband with La fibre série limitée and La Fibre Premium which includes Internet access over 100 Mbit/s together with TV access, calls to international destinations and mobile phones.

For Professional customers, the Internet offer is built around a package including installation of a Livebox Pro, ADSL access, and IP telephony to fixed-line telephones in mainland France. This plan is also enhanced with email addresses that can be customized with the name of the customer and are secured by using anti-virus and anti-spam software. The Livebox Pro allows for sharing of the broadband connection. It has express terms for exchange in the event of a malfunction. It is offered on a rental basis for 5 euros per month ex VAT and has an enlarged bandwidth and a Wifi access function that is compatible with the roaming offers.

Since August 2008, Orange has been offering a range of laptop computers available with an optional broadband subscription or the Internet Everywhere package.

Internet Portals and Advertising Management Business

The France Telecom Group has several portals:

•

Orange.fr, which is either web- or mobile-accessible, is the third largest website in terms of audience in France, behind the Google search engine and Microsoft with its MSN/Windows Live instant messaging (Source: Nielsen/NetRatings, France panel, December 2010). In December 2010, its audience reached 22.5 million unique visitors and 54.4% of Internet users have consulted the portal at least once (Source: Nielsen/NetRatings, France panel, December 2010);

•

Voila.fr (9.3 million unique visitors in December 2010) and Cityvox (entertainment and leisure listing site in France) in its different formats: Cityvox.fr, Cinefil.com, Spectacles.fr, Concert.fr and WebCity.fr;

•

In the mobile market, the Orange Group is in third place in terms of audience with 9.1 million unique visitors, after Google/YouTube and Facebook, but ahead of SFR and Bouygues Telecom. Orange thus occupies first place in the classification of portal operators (Source: official panel of Médiamétrie/Nielsen for Q4 2010).

The primary revenue source is on-line advertising sold by the Orange Advertising Network. This advertising management department sells advertising space for about twenty third-party sites, both web and mobile. After a decline in 2009, in line with the economic crisis, revenue growth resumed in 2010 in line with developments in the French e-advertising market. On the other hand, due to the intense competition from Google, Voila search engine revenues declined in 2010.

Content-Related Activities

The development of the Group’s range of content services on all of its networks (fixed-line, mobile, Internet), in France and abroad, relies on partnership agreements and rights acquisition relating to cinema, music, games, sports and information. France Telecom works to offer the most attractive and richest content possible as a result of its association with diverse partners such as Arte, France Télévisions, Warner and Sony.

To deliver its content services, the Group has implemented a set of service platforms that include technical protection measures as well as tools for digital rights management, which ensure the integrity of the works and compensation for the copyright holders. France Telecom also participates actively in content security through its subsidiary, Viaccess.

For more information on the content offer, see the Contents Section of Chapter 6.3.7.3 Shared services.

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Services to Operators

Carrier services include interconnection services for competing operators, regulated by Arcep, and unbundling and wholesale market services. The growth in business on the wholesale market partially offsets the decline in interconnection service revenues.

The first wholesale offers available to alternative operators (national IP offer, regional bitstream offer, and partial unbundling offer) required that the end customer also have a telephone subscription with France Telecom. In 2004, with the growth in full unbundling, operators were able to start offering broadband access with no subscription for traditional telephone services. Since the introduction by France Telecom in 2006 of a wholesale sales offer for subscriptions to telephone service and a wholesale offer for naked ADSL, the other operators have been able to propose offers which include line subscriptions. Nonetheless, the full unbundling offer remained France Telecom’s most-subscribed offer in 2010.

Since 2006, naked bitstream has been added to full unbundling outside unbundled areas to allow alternative operators to extend their non-subscription broadband offers to the entire territory. Since then, these accesses have steadily increased.

Mobile Telephony Activities

KEY INDICATORS

	2010	2009	2008
Revenue (in billions of euros)	10.8	10.8	10.5
Number of customers (in millions)	26.9	26.3	25.2
o/w contracts	19.0	17.9	17.0
o/w prepaid	7.9	8.4	8.2
o/w broadband (3G)	9.4	7.6	5.2
o/w broadband only (3G dongles)	1.4	1.1	0.6
Number of MVNO customers	2.8	2.4	1.8
Total ARPU (in euros per month)	387	394	398
ARPU subscriptions	494	501	517
ARPU prepaid	145	159	163
ARPU voice	266	292	316
ARPU data	120	102	83
Total AUPU (in minutes per month)	188	192	198
Churn rate (%)	25.8%	23.2%	21.7%
Source: Orange.

Orange’s mobile customer base continued its growth, thus offsetting the impact on revenues of the decrease in interconnection rates (voice and data) that occurred in 2010 as well as the fall in roaming rates in the Europe area.

Even though the Orange customer base remained stable between 2009 and 2010, the improvement in the customer mix continued with the proportion of subscription contracts reaching 71% of total customers at the end of 2010 compared to 68% a year earlier.

Average revenue per user (ARPU) is lower compared to 2009, strongly impacted by the decrease of 30%, on average, of voice interconnection charges between French mobile operators. Excluding inter-operator revenues, the ARPU actually rose, sustained by the rapid growth in revenues related to data transfer favored by the development of mobile multimedia usage and by the commercialization of Smartphones and 3G USBs.

In 2010, Orange continued to develop the range of multimedia content offers in order to promote the growth of non-voice uses and mobile Internet access. These offers draw on the fundamentals of the brand, present in France since June 2001, distinguishing it from its competitors by being close to and in touch with its customer, so that it can better develop loyalty, and based on a reassuring image. In the mobile market, the difference between operators is based decreasingly on price, and increasingly on the richness of content and the quality of service.

Orange France’s Offers

Orange’s offers are built around three product lines that can be adapted to customers’ needs and expectations: postpaid, prepaid and convergent offers.

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Subscription Offers

The line of subscription offers is geared toward unlimited plans and the inclusion of multimedia uses (Internet, television, and messaging). It is structured around:

•

Smart offers and M6 mobile offers, particularly targeted at young people with all-inclusive plans, with top-up or account options, allowing for control of consumption while including unlimited SMS and MMS (avantage ZAP) to all operators;

•

Origami plan offers with account option. Orange reviewed its Origami offers in 2010 to respond to the sales development of Smartphones, the growth in multimedia usage and the growing demand by customers for unlimited voice and SMS offers. These latest offers, simpler and more generous, include unlimited sharing between four persons for all plans in the range, access to a premium music service and plans tailored to young people. With Origami style, Orange includes mobile Internet use for Smartphones starting at the 1 hour subscription level.

Prepaid Offers

Orange proposes two categories of prepaid offer, to which calls are charged by the second from the first second:

•

The Mobicarte, includes a range of recharges from 5 to 100 euros, and allows customers to benefit from monthly bonuses in the form of calls, SMS/MMS or Internet navigation by mobile telephone;

•

Orange Initial, which has the simplest mobile telephony access, enables the customer to be billed monthly depending on his or her actual consumption, at a preferential rate.

Finally, responding to a government directive, in May 2009 Orange launched a blocked plan without commitment, reserved for people benefiting from the RSA (Revenu de Solidarité Active) low-income allowance, which provides 40 minutes’ worth of calls and 40 SMS for 10 euros per month.

Convergence Offers

Orange also has various offers that pair mobile use and mobile Internet access with all-in-one offers including both the hardware (3G+ USB key) and an Internet access plan. The USB 3G+ plans enable connection to the Internet via the mobile broadband network or the Orange public Wifi network from a laptop computer, multimedia mobile phone or a tablet PC. To respond to different modes of consumption, Orange sells passes for occasional users or 3G+ contracts for regular or intensive use.

In September 2010, Orange launched a quadruple play offer called Open that has been a great success with customers. This offer has a single contract and a single invoice that includes:

•

Internet access (up to 20 Mbit/s);

•

Orange TV (with 120 channels);

•

unlimited telephone by Internet to mobile phones (all operators in metropolitan France) since February 2011 and to all fixed telephones (in metropolitan France and to more than 100 destinations);

•

mobile telephone with the opportunity to choose between four types of mobile contracts including unlimited calls, SMSs, MMSs, e-mails, and unlimited 24-hour Internet and TV (20 channels) access.

All updated offers and rates are available on the Orange site at http://www.orange.fr.

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FIXED TELEPHONY AND INTERNET OFFERS

Type	Name/Price	Main Features
Broadband Internet over ADSL	Internet discovery, €19.90/month	• no minimum period or cancellation fee • broadband Internet access from 1 to 8 Mbit/s
Plus plan/Plus 3G+ USB plan €29.90 and €34.90/month

•

12-month commitment

•

requires a fixed-line telephone subscription

•

broadband Internet access up to 20 Mbit/s

•

unlimited calls to fixed lines (100 countries)

•

digital TV access (up to 120 channels)

•

1 hour/month of calls to mobiles in France

•

convergence: 2 hours adjustable mobile Internet
(Plus 3G+ USB plan)

•

music: unlimited, high definition audio (Plus Musique plan)
(Plus 3G+ USB plan)

Net plus/Net Plus 3G+ USB, €34.90 and €39.90/month

•

12-month commitment

•

no telephone rental

•

broadband Internet access 20 Mbit/s

•

unlimited telephone by Internet to fixed lines (100 countries)

•

1 hour/month calls to mobiles in France

•

digital quality TV (up to 120 channels)

•

2 hours/month adjustable mobile Internet (Net Plus 3G+ USB)

•

music: Unlimited, high definition audio (Net Plus Music)

Surf/Surf 3G+USB, €29.90 and €34.90/month

•

12-month commitment

•

telephone subscription included

•

broadband Internet access up to 20 Mbit/s

•

unlimited telephone on PC
(calls limited to fixed lines in metropolitan France)

•

digital quality TV on PC (web TV up to 30 channels)

•

2 hours adjustable mobile Internet (Surf 3G+ USB) (30 channels)

•

music: unlimited

Fiber-Optic Broadband	Fibre and Fibre Prémium €34.90 and €44.90/month

•

12-month commitment

•

superfast broadband Internet access up to 100 Mbit/s
(upload and download speeds for Prémium)

•

unlimited fixed telephone calls

•

1 hour/month calls to mobiles in France

•

digital quality TV (up to 20 channels including 13 HD),
160 Gbit/s TV recorder (Prémium)

•

music: unlimited.

TV Offers		• various thematic bundles proposed (Orange Cinéma Séries, Orange Sport, etc.)
Narrowband Internet	Postpaid or prepaid €10 for 30 hours, €20 for unlimited
Fixed-line telephony	Optimale from 2 hours to unlimited, from €19 to €39/month

•

a choice of 2 hours up to unlimited calls to fixed lines or mobile phones from selected geographical regions

•

telephone subscription included

•

enriched range of services included
(caller ID, call signal, call signal, etc.)

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MOBILE TELEPHONY OFFERS

Type	Name/Price	Main Features
Top-up Packages	Orange Smart, from €15/month

•

offer targeted at teenagers

•

12-month or 24-month commitment

•

In top-up or account versions

•

4 plans from 40 minutes to 2 hours (excluding special offers) SMS and MMS deducted from credit each month

•

avantage ZAP (under 18): 1 hour/month of calls offered to 2 Orange numbers; unlimited SMS and MMS 24 hours a day or from 4p.m. to 8 p.m. to all operators and unlimited Orange Messenger by Windows Live in metropolitan France, 2G-3G network parental control)

M6 Mobile by Orange from €19.99/month for a 24-month subscription (1hr)

•

offer intended for 18-25 year-olds

•

12-month or 24-month commitment

•

3 all-inclusive plans

•

unlimited voice calls to all M6 mobile numbers for the 1:30 and 2-hour plans

•

unlimited SMS to all operators

•

unlimited online access to M6, W9, Music, Téva channels)

Origami Plans

Origami zen (simplicity),

(between €29 and €49/month)

Origami style (for youths),

(between €29 and €49/month)

Origami star (unlimited Internet)

(between €39 and €84/month)

Origami jet (unlimited in France or internationally),

(between €99 and €159/month)

In SIM version without handset (Zen & Style):

€5/month reduction

•

offers intended for users of mobile broadband

•

12-month or 24-month commitment

•

4 ranges of plans for adjustable durations according to needs
(from 1 hour to unlimited for Origami jet in France or internationally)

•

extension of unlimited hours/shared (3 people) and access to multimedia use on mobile phones

•

doubling of time from 8pm to 8am and all weekend for fixed-line and metropolitan France operators

•

unlimited SMSs in metropolitan France 24/7 (for Zen 30 SMS)

•

premium music service (€5/month except Origami style: included)

•

Internet access, 20 TV channels and unlimited e-mails available 24/7 (except Zen)

•

iPhone version possible: Origami style, star and jet)

Prepaid	La Mobicarte €0.5/minute

•

a range of recharges (eight offers from €5 to €100)

•

a bonus of up to €30 offered

•

options enabling cheaper calling (unlimited weekends, unlimited evenings, unlimited days)

•

3G and videophony access

Mobile and iPad broadband	3G+ mobile Internet offers (from €8 to €39/month)

•

with or without commitment for 3G+ Internet on mobile

•

4 offers selected according to needs between 200 Mbit/s and 2 Gbit/s, with or without unlimited e-mails

•

2 specific plans for tablets between 500 Mbit/s and 1 Gbit/s with unlimited SMS, MMS and e-mails, TV access (between 20 and 60 channels), premium music service

•

unlimited Wifi access at Orange Wifi hotspots in mainland France

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Distribution

BREAKDOWN OF DISTRIBUTION CHANNELS (AS A % OF SALES)

Source: Orange.

The Retail Sales and Services department of the Orange France Division is responsible for customer relations for all Group products and services intended for the general public. The Operators division in France distributes France Telecom products and services to other telecommunication service providers and operators.

Consumer products are sold through a variety of channels:

•

a physical distribution network spread across the whole of France and consisting of: 630 Orange stores at the end of 2010 (641 at the end of 2009, 660 at the end of 2008), 550 exclusive partners (of which 226 are Orange franchisees) and 4,100 points of sale in the competitive network. At the end of 2010, 99% of the points of sale had been rebranded (compared to 68% at the end of 2009);

•

customer telephone contact centers, specialized in distance selling and customer relationship, and in charge of customer accounts management;

•

a unified customer service around the call number 3900, which provides after-sales service and remote assistance for fixed-line, Internet, fiber and mobile products since December 2010. Call number 1014 is used to access all sales services and 1013 is the number reserved for calls relating to universal service. Customers can also benefit from on site technical services and an offer to assist them in their use of France Telecom products and services (installation, assistance);

•

self-service channels via a voice portal (the 3000 call number) and the Orange.fr Internet portal. This portal allows customers to discover the Internet, broadband multimedia and mobile offers provided by France Telecom, to order them directly on-line and to track their Internet and mobile bills.

The Network

Fixed network

FIXED-LINE UNBUNDLING IN FRANCE (IN MILLIONS)

Source: Arcep Q3 2010.

FIXED-LINE BROADBAND COVERAGE

(as a % of the population)	2010	2009	2008
< 512 Kbit/s	1.2%	1.5%	1.8%
>=512 Kbit/s <= 2 Mbit/s	10.8%	11.1%	11.2%
> 2 Mbit/s	88.0%	87.4%	87.0%
Number of copper lines (in thousands)	30,501	30,176	29,834
Number of FTTH-connectible households (in thousands)	597.1	540.9	346.3
Number of NRAs (in thousands)	14.3	13.5	13.4
Number of Cross-Connection Points (in thousands)	93.4	93.1	92.9
Source: Orange (data at end November for 2010).

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2010 was marked by:

•

the start of an aggressive program of ADSL access migration to the more economic Gigabit Ethernet (GE) technology and enabling the development of television offers and GE offers intended for businesses;

•

the continuation of coverage of ADSL shadow zones by forming partnerships with public authorities;

•

the resumption of the FTTH roll-out and the increase in customer connection capacity;

•

the growth in the VoIP network, with the continuation of the H323 migration to SIP and preparation for the opening of the VoIP interconnection between operators;

•

a modernization program of the copper local loop and technical environment in order to improve network quality.

Orange anticipates the continuation of these programs in 2011, with notably an acceleration of the FTTH rollout and a resumption of copper wire connections. Orange has launched a rationalization program of television and Video On Demand (VOD) broadcast infrastructure with a new convergent architecture between TV, ADSL and FTTH.

Mobile Network

Coverage (as a % of the population)	2010	2009	2008
GSM Voice/Edge	99.7%	99.0%	99.0%
3G (UMTS)/ HSDPA	95.0%	87.9%	74.0%
Number of 2G radio sites (in thousands)	19.2	18.9	18.3
Number of 3G radio sites (in thousands)	14.0	11.9	10.1
Source: Orange.

2010 was marked by:

•

the extension of 3G coverage, notably with the rollout of UMTS900 in rural areas to attain 95% 3G coverage of the population at the end of 2010;

•

the extension of the coverage of 14.4 Mbit/s bandwidth to 53% of the population at the end of 2010;

•

the increase of capacities in the core network to support the growth in data traffic;

•

the generalization of new generation HLR equipment.

In 2011 Orange forecasts:

•

continuation of the 3G rollout in rural areas to reach a prescribed coverage of 98% of the population;

•

the start of 3G coverage in no coverage areas by using shared infrastructure with other operators (RAN sharing);

•

an intensification of 2G and 3G networks to improve the quality of service, and the beginning of the program for 3G coverage of TGV train lines;

•

the continuation of the extension of 14.4 Mbit/s bandwidth coverage to all the most populated areas (representing 75% of the population) and the start of the rollout of bandwidths enabled by HSPA+ developments (21 Mbit/s initially);

•

the start of a multi-year program of rationalization of the 2G and 3G access networks in the Northeast and Southwest.

Cluster, Transmission, and Transport Network

Orange continued the gradual migration of data collection on the ATM network to Gigabit Ethernet technology, and has started a program of simplification of the data collection network as well as gradual migration to the IP V6 protocol.

Finally, Orange has continued to increase the capacity of the transport network, both at the network backbone for data gathering as well as at the network transmission level (fiber optic and WDM equipment).

2010 was marked by an increase in competition in line with the mature Internet and mobile markets. In this context, Orange has put the customer at the core of its strategy by simplifying its offers, enriching its value-added services by improving its quality of service.

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January 2010	Orange doubled speeds of its 3G+ network and launched a new range of Business Everywhere offers to benefit from the performance improvements in the network
February 2010	Orange launches two new low-cost offers: Smart for mobile phones and Découverte for Internet
March 2010	Launch of the Orange Kit Fibre, the leading connection solution for the entire domestic network (Livebox, TV decoder, computer, game consoles)
May 2010	Partnership with TF1: subscribers to Orange TV have access to TF1’s rich universe of programs and content
June 2010

Orange upgrades some of its Internet offers: superfast broadband via fiber (Série Limitée La Fibre and La Fibre Plus offers), and new functionalities (unlimited to fixed lines) and lower plan rates with the Net Plus and Formule Plus offers

Home 3D-TV: Orange launches the first 3D channel for home TV

July 2010	New Orange.fr home page that can be customized by the Internet user Marketing of the first mobile and Internet offers including the Deezer Premium (music on demand) service
August 2010	Launch of Orange Open, a range of five plans including a triple play, a mobile package and several fixed/mobile convergent services
October 2010

Orange simplifies and enriches the Origami range by including unlimited sharing between all packages and multimedia features

France Telecom lowers the cost of national calls and ends regional call zones in the general call rate

Orange mobile: largest mobile Internet portal operator (Source: Médiamétrie, October 2010)

November 2010	Orange launches Fibre Premium with a bandwidth of 100 Mbit/s and a digital TV recorder with 160 Gbit/s of storage

2011 Outlook

2010 was marked by the regaining of customers, as a result of the launch of offers to meet customers’ new requirements. In this way, Open, the new triple-play offers and the new version of Origami mobile offers have met with great success.

In 2011, Orange will:

•

strengthen its loyalty building actions as well as the customer experience by developing new help services and TV/VOD uses;

•

segment broadband offers by customer type (senior citizens, families, the “connected”) in order to better meet their expectations;

•

favoring innovation both at the technical and marketing level by;

•

enriching its Open offers,

•

develop the monetization of data offers,

•

favor the penetration rates of Smartphones;

•

enrich the content offers through a policy of strategic partnerships with publishers as was previously undertaken in 2010, with Deezer and Dailymotion;

•

continue the transformation of its infrastructures with the objective of “ever larger bandwidth”.

Orange will make the fiber optic rollout a major thrust of the network in 2011, with an investment of two billion euros between now and 2015 which will enable new uses to be developed and to entice customers to move upmarket.

Moreover, with 3G coverage of 95% at the end of 2010 (best mobile network according to Arcep), Orange foresees:

•

intensifying coverage and capacity of the mobile network (98% of the population between now and the end of 2011),

•

improving the HSPA (High Speed Packet Access) technology by taking bandwidth to 42 Mbit/s to satisfy users of multimedia applications on portable PCs or Smartphones;

•

Finally, on the business side, Orange is going to continue its development in the integration market with, among other targets, cloud computing, enabling data to be stored on a virtual network.

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6.3.2   Poland

6.3.2.1   The Telecom Services Market

KEY MACRO-ECONOMIC INDICATORS

	2010	2009	2008
Population (in millions) (1)	38.1	38.1	38.1
Households (in millions) (2)	NC	13.3	13.1
GDP growth (%) (2)	+3.8%	+1.7%	+5.0%
GDP per capita (PPP,$) (1)	18,837	18,050	17,581
Change in household consumption (%) (2)	+3.1%	+2.4%	+5.3%
Sources: (1) IMF. (2) Eurostat.

REVENUES FROM TELECOM SERVICES (IN BILLIONS OF ZLOTYS)

Source: TP Group.

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: TP Group.

The Polish economy showed first signs of recovery in 2010:

•

after very good performance in Q2 and Q3 Polish economy real growth in 2010 based on the first estimation of the Central Statistical Office achieved 3.8%;

•

inflation was 3.1% y/y in December 2010;

•

unemployment rate was estimated at 12.3% at the end of December, which is a much lower figure than in February 2010 (13.2%), when unemployment reached its peak during the economic slowdown.

In this context, the value of Poland’s telecommunication services market declined by 2.6% in 2010 compared with a 3.1% decrease in 2009 (Source: TP Group). The main factors negatively affecting the market value in 2010 were related to the mobile telephony market developments: (i) MTR cuts in Q1 and Q3 2009, and (ii) F2M retail price reductions, introduced by TP in April and November 2009 in the wake of MTR cuts. Intensive price competition continued in the mobile market. The resulting price erosion was only partially offset by increased usage, leading to a further decrease in ARPU and hindering mobile operators’ performance. The fixed broadband market showed also a significant slowdown in 2010.

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Fixed Telephony Market

Fixed line penetration rate fell in 2010, reaching 26.2% of the population at the end of December 2010 (compared to 27.1% at the end of 2009).

Increasing penetration rate and popularity of mobile technologies have lead to fixed customer and traffic migration to mobile networks. In the CEE region, including Poland, where the fixed line penetration was low at the time of introduction of mobile technology, mobile telephony is rather a direct substitute to fixed line telephony than a complementary service.

Throughout 2010 cable television operators further expanded the range of fixed line voice and Internet access services, while mobile operators developed and promoted Home Zone offers and reduced their voice tariffs in an attempt to attract fixed line customers. The number of WLR lines had increased and was accompanied by growth in services based on local loop unbundling (LLU).

Regulatory decisions had a negative impact on top line, mainly as a result of reductions in interconnection rates, both mobile termination rates, which force TP to reduce retail F2M prices, and F2F termination rates (under RIO).

Internet on the Fixed Network Market

	2010	2009	2008
Broadband revenues (in millions of zlotys)	3,435	3,232	2,916
Number of broadband subscriptions (in millions)	6.5	6.1	5.6
ARPU (in zlotys per month)	45.5	46.3	43.7
Source: TP Group estimates.

In 2010, fixed-access broadband lines in Poland increased by 7% compared with 2009 (Source: TP Group), which is a significant slowdown compared with the 9% growth seen in 2009 and 14% in 2008.

The broadband market increased in value by approximately 6.3% against 10.8% in 2009. Growth in the broadband market is largely dependent on the availability of personal computers, whose household penetration is estimated at approximately 64.6% at the end of 2010.

Mobile Telephony Market

	2010	2009	2008
Revenues (in millions of zlotys)	24,546	24,789	25,940
Number of customers (in millions)	47.2	45.0	44.1
ARPU total (in zlotys per month)	44.4	46.4	50.5
Source: TP Group estimates.

The mobile voice market is in the saturation phase. The number of mobile users increased in 2010 by 5% and reached 47.2 million at the end of December 2010. As a result, the mobile penetration rate (among population) reached 123.7% (up from 117.8% at the end of December 2009).

Mobile broadband, which is the fastest moving telecommunication market in Poland, continued its dynamic development in 2010. Market players offer access services for increasingly lower prices and at higher speeds, building on the success of portable computers or Smartphones both for business and consumer markets.

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6.3.2.2   The Competitive Environment

Fixed-Line Telephony and Internet

FIXED LINES SEGMENTATION

	2010	2009	2008
Total fixed lines (in millions)	10.0	10.3	10.7
o/w retail-billed lines	8.5	9.1	9.8
o/w wholesale-billed lines	1.4	1.2	0.9
Source: TP Group estimates.

BROADBAND INTERNET MARKET SHARE

Source: TP Group estimates.

In the broadband market, the Telekomunikacja Polska group (TP Group) is still under strong competitive pressure from cable television operators in terms of both offering and infrastructure investments. CATV operators’ total market share grew systematically. As of the end of 2010, it was estimated at 28% by volume or 24% by value. Gradually strengthening of CATV market position results from a growing popularity of bundled offers, which may be effectively sold by them due to CATV operators’ strong position on the television market, as well as by increasing Internet speeds offered for the same, or even slightly lower, price.

New technologies, including radio access, contribute to the development of small local Internet providers, which, though very fragmented, represent together a marked force in the broadband market.

Market consolidation processes intensified in 2010: a few smaller Internet providers were acquired by larger players, such as Netia, Multimedia Polska, Aster and Hyperion. In H1 2011, upon acceptance by UOKiK, UPC is to complete the acquisition of Aster. Asset exchange is being prepared between Vectra and Multimedia Polska.

Significant increase in Internet access rates is a trend for the near future. CATV operators have been very active in this area, investing in the DOCSIS 3.0 standard, which enhances network capacity and Internet service parameters and facilitates implementation of new applications and value-added services. Towards the end of the year, Netia launched pilot service of very high transfer rate in two selected cities. TP Group announced it would too introduce fast Internet access based on the VDSL technology.

Alternative telecommunication operators, including Netia, continued to compete with the use of the wholesale BSA and LLU based services, as well as based on a limited development of own networks. BSA-based access was surpassed by LLU-based access in terms of net additions. In 2010, BSA-based operators attracted fewer new customers: 69,000 (compared to 108,000 in 2009), while LLU-based lines reached 130,000 at the end of December 2010 (compared to 52,000 at the end of 2009).

TP Group has also been offering broadband services based on the CDMA radio technology. The broadband market share of this offer was estimated at 2% at the end of 2010. TP Group’s market share dropped from 37.4% in 2009 to 35.2% in 2010.

Mobile Telephony

MOBILE MARKET SHARE

Source: TP Group.

Poland has four main mobile operators: PTK Centertel (owned by TP Group and which operates under the Orange brand), PTC (wholly owned by Deutsche Telekom), Polkomtel (part owned by Vodafone and which operates under the Plus brand) and P4 (owned by two investment funds, Tollerton Investments Ltd. and Iceland, which operates under the Play brand). In 2010, the shareholders of Polkomtel (Plaus mobile network operator) declared their intention to sell a 100% stake in the company.

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The three leading mobile operators have been losing their aggregate market share to PLAY and virtual operators; it decreased from 91.7% to 87.8% between the end of 2009 and the end of 2010. PTK Centertel’s estimated market share by volume was 30.4% at December 2010 and 31.4% by value.

In an increasingly saturated mobile market, PLAY’s main objective was to win customers over from other operators. As a result of aggressive marketing and pricing policy and intensive advertising campaigns, PLAY became the leader in the mobile number portability market. The operator has enjoyed revenue growth, resulting from an increase in its customer base and MTR asymmetry to the benefit of P4.

In 2010 new players on mobile market (but existing on telco market) like Cyfrowy Polsat, Vectra or Dialog started provide to its customers services like mobile broadband. The main competition is placed around the rapid transition toward broadband through operators investments in HSDPA, HSPA+ or LTE which enables them to compete by their offers.

First virtual operators entered the Polish market in 2007. The main competitive advantage of MVNOs has been low price of services, though it is expected that MVNOs will modify their business strategy and focus more on linking the mobile service with their core business. The situation of MVNOs is still very difficult, mainly as a result of the high saturation of the market with mobile telephone services and strong competition. MVNO’s are categorized into 3 main groups: operating on telecommunication market (Dialog, Aster), outside of telecommunication sector (Carrefour, mBank) and core activity (wRodzinie, Mobilking). According to TP Group’s internal estimates, 16 MVNOs had the total base of approximately 616 thousand SIM cards at the end of 2010, which corresponded to 1.3% of Poland’s mobile market. The exact customer base is difficult to estimate due to the fact that MVNOs are not required to publish such data.

6.3.2.2   The Regulatory Environment

Polish Legal and Regulatory Framework

Legal framework

The TP Group’s businesses are governed by the framework of the law of July 16, 2004 on telecommunications, which serves to transpose the 2002 European “telecom package” concerning electronic communications into Polish law, as well as the law of February 16, 2007 concerning competition and consumer protection.

In December 2010, an amendment to telecommunications law came into force providing a legal framework for detailed implementation of regulatory obligations concerning operators that have a dominant market position. It imposes penalties in cases of non-compliance that can reach a maximum of 3% of the annual revenue of the operator.

The law of July 18, 2002 that governs provision of electronic services transposes European Directive 2000/31/EC concerning electronic commerce and it defines electronic service supplier obligations. The applicable framework concerning personal data protection is defined by the law of August 29, 1997 concerning personal data protection, amended in 2002. The 2004 telecommunications law also defines certain rules applicable to data protection and storage.

A law concerning broadband network development came into effect in July 2010. This law provides a framework for intervention on the part of local authorities concerning investment in telecommunications infrastructures and civil works.

For information concerning risks linked to regulation, see Section 4.2 Legal Risks.

Regulatory Authorities

The Polish Infrastructure Ministry is the government entity responsible for telecommunications, and proposes laws in this domain.

The Office of Electronic Communications (UKE) is specifically responsible for telecommunications regulation and frequency management, as well as certain functions of the National Broadcasting Council (KRRiT).

The Office of Competition and Consumer Protection (UOKiK) is responsible for the application of competition law, merger controls and consumer protection.

Universal Service

The UKE’s decision on November 7, 2006 confirmed the TP Group as the operator responsible for Universal Service until May 2011. The TP Group is required to offer specific plans for low-income consumers that offer basic access to telephone services. The group is also required to work with the President of the UKE to determine additional services to offer. The UKE also defined, in a separate decision, the TP Group’s Universal Service obligations concerning public telephones.

In January 2010, the Infrastructure Ministry began a consultation on Universal Service provision and its eventual extension to broadband Internet, as well as the role of mobile telephony in this context.

The UKE also consulted with stakeholders on the subject. In August 2010, it specifically proposed to not include broadband Internet as part of Universal Service, and to designate Universal Service operators individually for each branch of telecommunications services.

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Regulation of Mobile Telephony

Key Events

July 2010	SMS: The UKE published its draft decisions concerning the SMS call termination market for consultation.
August 2010	SMS: The UKE withdrew its draft decisions notified to the European Commission.
August 2010	SMS: The UKE published its modified draft decisions concerning the SMS call termination market.
October 2010	Mobile call termination rates: The UKE drafted a new calendar for lowering mobile call termination rates, in exchange for investment commitments.
November 2010	SMS: Following market research and public consultation, the UKE published new modified draft decisions on the SMS market for PTK Centertel, PTC, Polkomtel, P4 and Cyfrowy Polsat.
November 2010	Mobile call termination rates: The UKE published its observations concerning new operators entering the market.
November 2010	Mobile access and call origination: The UKE took the view that this market remained competitive.
November 2010

Mobile call termination rates: The UKE published individual draft decisions for Centernet, Cyfrowy Polsat, Mobiland and Sferia for consultation. The proposed solutions include barring excessive mobile call termination rates.

December 2010	SMS: The UKE published its final decisions concerning the SMS call termination market.

SMS

In July 2010, the UKE published its draft decisions on SMS call termination rates for consultation. Following the questions and observations of the European Commission and the French and Danish regulatory agencies, the UKE withdrew its draft decisions in August 2010.

In November 2010, the UKE published new draft decisions concerning the SMS call termination market. Based on these drafts, the wholesale rate should be cost-oriented and should not exceed 0.05 zloty/SMS (€0.0129), compared to 0.15 zloty (€0.0386) previously. In December, the UKE adopted its decisions on the SMS call termination market for the different mobile operators and notably requires that these rates be cost-oriented, specifying that the rate is subject to change based on recalculation of costs.

Moreover, the Office of Competition and Consumer Protection began an inquiry in October 2010 into any eventual anti-competitive practices on the part of mobile operators on the wholesale SMS call termination market.

Mobile call termination rates

Since July 1, 2009, the mobile call termination rate, applicable to the three largest mobile operators (PTK Centertel/Orange, Polkomtel and PTC) is 0.1667 zloty (€0.0431). In March 2010, the UKE announced that the rates of the three leading mobile operators would remain in effect until January 2011.

In October 2010, the UKE drafted a new calendar for lowering mobile call termination rates, including the portion of the mobile operators’ commitments concerning areas without coverage, as well as 80% of 3G coverage of the entire country.

Date	July 1, 2011	January 1, 2012	July 1, 2012
Zloty/minute	0.1520	0.1370	0.1223
Euro cents/minute	3.91	3.52	3.14

However, in January 2011, the court of appeal rejected the UKE’s decision to lower mobile call termination rates, applicable from July 2009. In March 2011, the UKE proposed new rate decreases for mobile call termination rates for the three largest mobile operators.

In November 2010, the UKE offered a new approach concerning mobile call termination rates for new operators on the market:

•

it suggested shortening the period of asymmetry by one year in the case of P4, considering the asymmetry unjustified due to the operator not having its own network;

•

it proposed that operators who have been on the market for at least four years as of 2013 will be authorized to have four years of asymmetry for mobile call termination rates, and will then be subject to the same mobile call termination rates as other mobile network operators;

•

it also announced that the changes in these rates will be set twice a year for all operators.

In January 2011, the UKE published its draft decisions concerning ex ante obligations for new mobile operators on the market (Cyfrowy Polsat, Centernet, Mobyland and Sferia). The European Commission asked the UKE to require cost-oriented call termination rates. The final decisions have not yet been adopted.

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Access and call origination on public mobile telephone networks (wholesale market)

In November 2010, following a consultation of the access and call origination market on public telephone networks, the UKE published a draft decision on this market, considering it competitive. The final decision has not yet been adopted.

Spectrum

Allotment of the 2.6 GHz FDD frequency bands

On June 21, 2010, the UKE announced that the 2.6 GHz FDD (Frequency Division Duplex mode) and 800 MHz frequency bands will be allotted through a simultaneous auction procedure. The frequencies in the 2.6 GHz band will be immediately available upon allotment. The 800 MHz band will be available at a later date in coordination with the switch from analog to digital broadcasting.

Licenses in the 3,600 – 3,800 MHz range

In March 2010, a public tender bid was announced for the allocation of a general exclusive frequency license covering four duplex radio channels, each with a bandwidth of 3.5 MHz, in the 3,600 to 3,800 MHz range. The license will be used for point-to-multipoint networks until December 31, 2022.

Mobile network sharing between Orange and Era

Polish regulatory authorities were notified of the mobile network sharing project between Orange and Era (RAN sharing): The two operators notified the UKE and the Office of Competition and Consumer Protection (UOKiK) on December 10, 2010. On the same date, the European Commission was also notified. This project was approved in March 2011 by the Competition Authority.

Regulation of fixed-line telephony and broadband Internet

Key events

January 2010	Regulatory costs: The UKE adopts a decision on the accounting separation of TP Group and confirms its position regarding long-term incremental cost methodology (pure LRIC).
March 2010	IP transit and peering: the European Commission asks the UKE to remove its regulation of these markets.
March 2010	Wholesale broadband offer: The European Commission sends TP Group a claims objection for alleged abuse of dominant position.
March 2010	Regulatory costs: The European Commission sends Poland a formal request for information regarding wholesale rate determination.
May 2010	Regulation of TP Group’s Neostrada offer: The European Court of Justice believes that, in the absence of any legal provisions to the contrary, the UKE regulations are not applicable to this offer.
June 2010	Reference offer on bitstream: the European Commission sends Poland a letter stating reasons and alleging that the UKE did not notify it of the proposed changes.
July 2010	Reference offer on infrastructure: the UKE adopts a decision confirming the specific requirements imposed on TP.
September 2010	Integrated reference offer: the UKE adopts a decision changing some important parts of TP’s reference offers.
October 2010	Leased lines reference offer (markets 13 and 14/2003): the UKE approves TP’s proposed reference offer.
November 2010	Call origination on the fixed-line telephony network: the UKE announces the draft decision outlining TP’s ex ante obligations on this market.
December 2010	Wholesale access offers to physical local loop infrastructures (market 4/2007): the UKE adopts the decision.

Regulatory costs:

In January 2010 the UKE adopted a decision detailing the accounting separation for TP Group in 2009 and defining the method to be used for calculating costs for 2011. At this time the UKE confirmed the cost calculation method set out in a May 2009 decision, in which the standard LRIC method (long-term incremental cost) was replaced by the purely incremental long-term cost method (in line with that used for call termination). In June 2010, TP Group appealed to the administrative court against this decision.

In addition, in March 2010, the European Commission sent Poland a formal request for information on the method of determining wholesale rates, followed, in October 2010, by a letter of formal notice requesting that the national legislation be brought into line with community regulations. With this intent, a draft law is under discussion.

IP transit and peering

In November 2009, the UKE proposed that TP Group should be considered as an operator with significant market power (SMP operator) on the IP transit and peering markets, and that the following measures would apply: network access obligation upon reasonable demand, non discrimination, publication of relevant technical information, and accounting separation.

In January 2010, the European Commission informed the UKE that it had serious doubts regarding the basis of the market definitions for IP traffic exchange (IP transit and peering) on the TP network. In March 2010, the European Commission finally requested that the UKE remove its draft regulations from these two markets. The UKE appealed to the European Court of Justice to veto the European Commission’s ruling.

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European Commission inquiry into the wholesale broadband offer

In March 2010, the European Commission sent TP a claims objection alleging abuse of dominant position, for having refused access to its wholesale broadband services. TP Group made proposals to the European Commission in April with the aim of responding to its concerns, and in June replied to the claims objections.

TP’s Neostrada retail broadband offer

In May 2010, the European Court of Justice gave its verdict on the compatibility with European law of rules applying to the Neostrada retail broadband offer. According to this decision, the UKE may not regulate on this retail offer since the telecommunications law does not authorize it and no provision has been made for this in the context of market analyses.

Reference offer on infrastructures

In July 2010, the UKE published a decision on the infrastructures reference offer, changing the offer proposed by TP. In the framework of this reference offer, TP Group is required to accept requests from alternative operators for co-location of additional equipment in civil works ducts and to respond to requests regarding technical availability within a shorter period (six days). TP Group asked the UKE to reconsider this decision.

Integrated reference offer for interconnection, wholesale subscriptions and wholesale broadband offers

In April, 2010, the UKE published a decision changing the bitstream reference offer and, in particular, its rates, in accordance with the TP-UKE memorandum of understanding dated October 2001. The regulator’s decision required more changes than expected and TP Group appealed against this decision. In June 2010, the European Commission sent Poland a letter stating reasons and alleging that the UKE had not submitted these changes for national consultation and has not notified the European Commission in accordance with community regulations.

In September 2010, the UKE adopted a decision regrouping existing reference offers (wholesale line rental, interconnection, local loop unbundling as well as the bitstream offer) in one offer called “Super reference offer” and changing TP’s IP DSLAM offer. In October, TP Group asked the UKE to reconsider several points of its decision, but proceeded with its implementation.

Leased lines reference offer

The leased lines reference offer (markets 13/2003 and 14/2003), approved by the UKE in December 2009, includes the supply of leased lines (from 64 kbit/s to 10 Gbit/s), analogue lines and the requirement to supply wholesale offers corresponding to retail offers, to carry out price squeeze tests and to allow leased line co-localization. The UKE also introduced the requirement to offer volume discounts. Following the appeal by TP Group and KIGEIT against this decision, in October 2010, the UKE adopted a new decision modifying certain parts of the reference offer.

Wholesale access offers to physical local loop infrastructures (market 4/2007)

In December, the UKE adopted its decision on wholesale access offers to physical infrastructures, including fiber optics in relevant markets. This decision provides for fiber optic access whenever civil works, dark fiber or backhaul services are not available. Corresponding rates should be cost-driven and certain obligations from the memorandum of understanding on equality and transparency (public indicators) are included.

In February 2011, the UKE published a consultation report on wholesale broadband market (market 5/2007) in the context of geographic markets. Ex ante obligations are proposed in areas where TP has a dominant position. A final decision has not yet been made.

Call origination on the fixed-line telephony network (market 8/2003)

In April 2010, the UKE launched a consultation on call origination on the fixed-line telephony network market, in which the regulator proposed to classify TP Group as having a dominant position on this market, as well as to determine the applicable regulatory requirements. In November 2010, the UKE published a consultation on the draft decision in which the regulator set out TP Group’s obligations: to provide network access and a reference offer, cost-driven rates, and to comply with certain requirements laid out in the memorandum of understanding on equality and transparency. A decision is expected from the UKE during 2011.

Memorandum of understanding between TP Group and the UKE

The memorandum of understanding signed between TP Group and the UKE on October 22, 2009, notably includes the following:

•

the UKE will suspend the functional separation process until its final decision, which will be taken in 2011 following market analysis and review of TP’s performance. This performance is the subject of quarterly audit reports on the fulfillment of commitments undertaken with regard to equivalence of access;

•

in accordance with the principle of non discrimination, TP Group is committed to provide its services in accordance with regulations and at the same tariffs and technical specifications to alternative operators and to TP Group services. A separation (Chinese wall) is created between TP Group services providing wholesale offers and those providing retail offers;

•

TP Group is committed to make substantial investment in extending broadband (increase of 1.2 million new lines capable of broadband);

•

wholesale rates (unbundling of the local loop, wholesale line rental) are to be frozen until end-2012. The retail minus method for determining Bitstream access rates is to be replaced by the cost+ method.

The UKE is satisfied with the way in which TP Group has implemented the agreement, which is confirmed by the regular external audit reports on the subject.

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6.3.2.4   TP Group’s Activities

FINANCIAL INDICATORS

(in millions of zlotys)	2010	2009	2008
Revenues	15,715	16,560	18,165
Fixed-line and Internet	9,028	9,863	10,414
Mobile	7,711	7,745	8,620
EBITDA	4,711	6,279	7,521
As a % of revenues	30%	37.9%	41.4%
CAPEX (1)	2,716	2,207	2,579
As a % of revenues	17%	13.3%	14.2%
Source: TP Group. (1) Including Capex financed by leasing for 2009.

TP Group also publishes the following financial indicators for its Internet and fixed-line and mobile telephony activities. These indicators do not replace the indicators in Chapter 9.1 Analysis of the financial position and earnings, which reflect the monitoring per operation which took place at Group level.

(in millions of zlotys)	2010	2009	2008
Fixed-line and Internet EBITDA	2,451	4,062	4,282
Mobile EBITDA	2,260	2,217	3,239
Fixed-line and Internet CAPEX (1)	2,007	1,419	1,571
Mobile CAPEX (1)	709	788	1,008
Source: TP Group. (1) Including Capex financed by leasing for 2009.

Fixed Telephony and Internet Activities

KEY INDICATORS

	2010	2009	2008
Revenues (in millions of zlotys)	9,028	9,863	10,414
Number of telephone lines (copper + FTTH - in millions) (1)	7.7	8.3	8.9
o/w retail lines	6.3	7.1	8.0
o/w wholesale lines	1.4	1.2	0.9
Number of Internet customers (in millions)	2.3	2.3	2.3
o/w low-speed	0.0	0.0	0.1
o/w broadband	2.3	2.3	2.2
"Voice over IP" Subscribers	0.1	0.1	0.2
ADSL or satellite TV offer subscribers	0.5	0.4	0.1
ARPU (in zlotys per month)
Fixed telephone lines	49.7	53.1	56.6
Broadband Internet	59.7	59.8	56.5
Source: TP Group. (1) Excluding PTK wireless local loop technology.

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The number of total lines served by TP Group decreased in 2010 by 591,000, a -7.1% decline compared with 2009. This erosion was a result of a fall of 730,000 in retail lines (-10.3% year-on-year), partially offset by an increase in wholesale line rental and unbundled lines (+11.5%).

TP Group is trying to limit further erosion of its retail subscriber base through active sales of new tariff plans, sales of value added services and increasing sales of broadband Internet. Such initiatives, especially the new tariff plans, aim to increase the customer loyalty by means of 12-month or 24-month loyalty agreements. Furthermore, in Q1 2010 TP Group launched fixed telephony service provided by PTK Centertel using the Wireless Local Loop (WLL) mobile technology, thus offering price-sensitive customers an alternative to similar solution offered by competitors.

In the area of voice services for the business market, TP continues to develop a service portfolio based on pools of minutes and other benefits included in subscription fee. These offers are addressed mainly to SME companies. Customized offers are often prepared for upper-end customers. Sales of new access lines were supported with the ‘Connection at a Fair Price’ promotion and a permanent offer called ‘Package for New Companies’.

Broadband Access

The broadband segment was in a stagnation phase, mainly due to intensive price competition and past regulatory framework (BSA), which had made TP Group’s retail service non-competitive in terms of prices throughout the majority of 2010. Due to growing competition from both CATV operators and small micro Internet providers, the number of TP Group’s retail broadband lines (including CDMA and BSA PTK Centertel) increased by just 0.6% year-on-year. Broadband average revenue per customer (ARPU) in the consumer market decreased from PLN 57.7 in the fourth quarter of 2009 to PLN 56.0 in the fourth quarter of 2010.

The most important development for TP’s broadband offer in 2010 was the Neostrada price reductions made in October. This was possible due to a change of model, made by UKE in the broadband wholesale pricing from the “retail minus” to the “cost plus” model, as a consequence of the Memorandum of Understanding signed by TP and UKE. In the former pricing structure, alternative operators used to buy TP’s broadband services with a wholesale discount of almost 52%. As a result, Neostrada was more expensive than services offered by TP’s competitors.

The price reduction brought concrete results, reflected in 18,000 broadband net additions in 4Q, which enabled TP Group to report a slight year-on-year growth of the number of its broadband subscribers.

The TV offering has continued its growth path and was up by 46% since 2009, exceeding 544,000 by the year’s end.

In 2010 the trend was still for increased bandwidth in broadband lines subscribed to by customers, supported by TP Group’s marketing initiatives which lowered the price of higher bandwidth. Owing to a promotional offer for the high-end options of Neostrada introduced in October 2010, the 6 Mbit/s/s or higher options accounted for approximately 40%, of new additions, compared to 4% in 2009.

Facing a very competitive environment, TP Group remained the innovative leader. TP Group continued to promote very popular bundle offers of broadband service plus digital TV, offered in both xDSL and DTH (satellite digital TV) technologies, which were accompanied by an extensive content offer.

Business Market

To meet the expectations of both small to medium enterprises and large, complex corporations, TP Group’s business portfolio includes providing, installing, configuring, management, and monitoring of equipment, providing software applications and consulting.

In 2010, TP Group still expanded its data transmission portfolio, particularly In respect of network administration outsourcing services which are increasingly being customized. TP Group continued in 2010 to focus on the security of its services in order to guarantee high level data protection to its customers.

Rapid growth of the business-dedicated IP VPN solutions continued in 2010. The service take-up was particularly high among large corporations and was also increasingly popular among medium-sized enterprises from various industries.

As in previous years, TP Group’s digital data transmission and Internet access (DSL) offers continued to be very popular in the SME segment and 2010 saw a substantial increase in subscriptions.

The development of Information and Communication Technology (ICT) services continued throughout 2010. The laptop portfolio was enhanced. A portfolio of LAN development services for business customers was extended to include LAN management service and an offer of development or expansion of a cable network on customer’s site, which was introduced in September 2010.

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Mobile Telephony Activities

KEY INDICATORS

	2010	2009	2008
Chiffre d’affaires (in millions of zlotys)	7,711	7,745	8,620
Total customers (excl. MVNO - in millions)	14.3	13.7	14.2
o/w contract	7.0	6.6	6.2
o/w prepaid	7.4	7.1	8.0
o/w broadband (3G)	7.4	5.5	4.6
o/w broadband only (3G dongles)	0.5	0.4	0.4
Number of MVNO customers	0.1	0.1	0.0
ARPU (in zlotys per month)	42.5	44.0	49.3
Postpaid ARPU	66.9	71.2	87.2
Prepaid ARPU	19.6	20.4	22.2
Voice ARPU	31.5	33.0	38.1
Data ARPU	11.0	11.1	11.2
Total AUPU (in minutes per month)	159.0	135.8	112.6
Churn (%)	38%	43%	42%
Source: TP Group.

Orange (the brand under which the TP Group subsidiary, PTK Centertel trades) had a total of 14.3 million customers at the end of 2010, up 4.5% year-on-year after a 3.3% decrease in 2009 due to the rationalization of the pre-paid base compared with an average market growth estimated at 5%. The number of postpaid customers rose by 5% and the ratio of postpaid maintained at 48.5% of customers at the end of 2010. Although PTK Centertel significantly increased its post-paid subscriber base, this contributed to only a slight increase in subscriber acquisition costs, benefiting from the savings and optimization efforts. Blended ARPU was at PLN 43 in 2010, down 3.4% year-on-year. The decrease in ARPU resulted mostly from a decrease in the average price per minute and regulatory MTR cuts made in 2009.

In April 2010, PTK Centertel introduced innovative segmented postpaid offers for residential customers. Depending on the usage profile, customers can choose from three types of tariff plans: Dolphin tariffs for frequent users of voice services, Pelican for customers focused on text and community web-services, and Panther for users of mobile data services (Internet, email, etc.).

In February 2010, a new offer of voice tariff plans for business customers, ‘Optimum Plans’, was introduced. Its key differentiators are: unlimited Internet access over phone; lower rate per minute within the pool embedded in the subscription, different rates within and out of the embedded pool; pooling of voice calls to all, SMSs, MMSs and Video Calls; flexible pools of minutes for the account or the contract and additional cost-saving services.

Mobile Data Services

The mobile broadband Internet customer base (Edge and 3G data services) reached 547,000 customers at the end of 2010 (from 388,000 at the end of 2009), an increase of 41.0%. Currently, the data portfolio includes Business Everywhere services for business customers as well as Orange Free (prepaid or postpaid) for residential customers.

In 2010, Orange introduced an attractive SIM-only mobile Internet offer and extended a portfolio of terminals dedicated to the Orange Free offer.

Other Developments in the Mobile Segment

Roaming

The number of roaming agreements continued to increase in 2010. As of the end of 2010, Orange offered roaming services on 452 networks in 198 countries, including GPRS roaming on 231 networks in 93 countries and 3G roaming on 62 networks in 36 countries. Roaming regulation initiated in June 2007 by the European Commission significantly reduced prices for voice roaming, SMS and wholesale data transmission rates within the EU. However, increased usage contributed to a slight increase in roaming revenue compared to 2009.

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Hosting

As at December 31, 2010, PTK Centertel’s infrastructure was used by three virtual operators, operating as a Mobile Virtual Network Operator (MVNO) and/or a Mobile Virtual Network Enabler (MVNE):

•

MNI Telecom Sp. z o.o., offering mobile services (MVNO and MVNE) under its own brands, including Simfonia and Ezo, or for third parties (Hyperfonia, Crowley and Toya);

•

Aster Sp. z o.o. acting as an MVNO with a mobile offer addressed to its own customer base; and

•

Telogic Polska Sp. z o.o., acting as an MVNE and providing services to virtual operators.

On June 21, 2010, PTK Centertel and Avon Mobile Sp. z o.o. terminated the relevant MVNO agreement.

TP Group offers

FIXED TELEPHONY AND INTERNET OFFERS

Type	Name/Price per month	Description
Fixed TP services	doMowy 60 TP plan	Fixed plan with call package: LC & DLD: 60 min (24 h) or 120 off peak, zł50 monthly fee.
	doMowy 300 TP plan	Fixed plan with call package LC & DLD: 300 min (24 h) or 600 off peak, zł70 monthly fee.
	doMowy 1200 TP plan	Fixed plan with call package LC & DLD: 1200 min (24 h) or unlimited off peak, zł90 monthly fee.
	Fixed loyalty offers	A selection of promotions offering various bonuses (such as discounts, free call packs, cheap terminals etc.) in exchange for a loyalty contract 12 to 36 months long.
TP Broadband Internet	Lekki Internet	Low-end Neostrada offer (512 Kbit/s and 1 Mbit/s speeds at equal price).
Wymarzony Internet

Main Neostrada offer (2 – 20Mb/s) with pricing especially competitive for high speed options. Accompanied by gadget (GPS, pendrive) promotion for retention and Try&Buy option (for 1 month) for acquisition. Incentives (low installation fee) provided for customers using e-invoice.

Internet z telewizja Premium

Bundled offer – Neostrada with TV (IPTV and DTH). Full speed range. Prices only slightly higher than for pure Neostrada. Selection of TV Packages with additional channels (including HD channels) available with prices to make the offer competitive vs. CATV.

	Promocja pakietowa Premium	3P bundled offer – Neostrada with TV (IPTV and DTH) and VoIP (unlimited calls to Fixed). Full speed range. TV Packages available as in 2P offer.
	neoRozmowy na okrgło	Neostrada bundled with VoIP (unlimited calls to Fixed).
Fixed Orange services	Orange Stacjonarny

Orange Fixed offer based on WLR. zł35, zł49 and zł85 options available, with call pack depending on contract length and monthly fee (75–3,000 minutes range). 24 and 36 month long contracts. Additional call pack for customers of Orange mobile.

	Orange Strefa	GSM-based “Fixed” offer (works only within a designated zone close to home) with 24 and 36 month long contracts. Additional call pack for customers of Orange mobile.
Orange Broadband Internet	Orange Freedom	Orange broadband offer based on BSA. Speed range 256 Kbit/s – 20 Mbit/s, competitive pricing depending on contract length (12 and 24 months contracts available).
Orange Freedom Pro

Orange broadband in CDMA technology; speed max 1 Mb/s; 3 Gbit/s transfer limit. 12, 24 and 36 month long contracts (influencing price of modem), zł49 monthly fee (same as Orange Freedom 1 Mbit/s for 12 months). Offer targeted at customers without technical possibility of normal broadband access.

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MOBILE TELEPHONY OFFERS

Type	Name / Price	Description
Subscription and Mix	Dolphin tariff subscription/mix zł29 per month	• 40 minutes all-in • 1,200 minutes on-net or fixed with 1# • 49 gr/min for all-net outside contract • Minutes within monthly commitment are exchangeable for SMS (1 minute = 2 SMS)
	Dolphin tariff subscription/mix zł39 per month	• 60 minutes all-in • 2,400 minutes on-net or fixed with 2# • 49 gr/min for all-net outside contract • Minutes within monthly commitment are exchangeable for SMS (1 minute = 2 SMS)
	Dolphin tariff subscription/mix zł59 per month	• 150 minutes all-in • 6,000 minutes on-net or fixed with 5# • 29 gr/min for all-net outside contract • Minutes within monthly commitment are exchangeable for SMS (1 minute = 2 SMS)
	Dolphin tariff subscription/mix zł79 per month	• 225 minutes all-in • 6,000 minutes on-net or fixed with 5# • 29 gr/min for all-net outside contract • Minutes within monthly commitment are exchangeable for SMS (1 minute = 2 SMS)
	Dolphin tariff subscription/mix zł99 per month	• 300 minutes all-in • 6,000 minutes on-net or fixed with 5# • 29 gr/min for all-net outside contract • Minutes within monthly commitment are exchangeable for SMS (1 minute = 2 SMS)
	Pelican tariff subscription/mix zł29 per month	• 40 minutes all-in • 100 SMS on-net • 49 gr/min for all-net outside contract • Minutes within monthly commitment are exchangeable for SMS (1 minute = 2 SMS)
Pelican tariff subscription/mix zł39 per month

•

60 minutes all-in

•

300 SMS on-net

•

free access to social networks e.g. mobile Facebook via phone

•

49 gr/min for all-net outside contract

•

Minutes within monthly commitment are exchangeable for SMS (1 minute = 2 SMS)

Pelican tariff subscription/mix zł59 per month

•

150 minutes all-in

•

1,000 SMS on-net

•

free access to social networks e.g. mobile Facebook via phone

•

29 gr/min for all-net outside contract

•

Minutes within monthly commitment are exchangeable for SMS (1 minute = 2 SMS)

Pelican tariff subscription/mix zł79 per month

•

225 minutes all-in

•

5,000 SMS on-net

•

free access to social networks e.g. mobile Facebook via phone

•

29 gr/min for all-net outside contract

•

Minutes within monthly commitment are exchangeable for SMS (1 minute = 2 SMS)

	Panthera tariff subscription/mix zł59 per month	• 150 minutes all-in • 1 Gbit/s • free HOTSPOT • 29 gr/min for all-net outside contract • Minutes within monthly commitment are exchangeable for SMS (1 minute = 2 SMS)
	Panthera tariff subscription/mix zł99 per month	• 300 minutes all-in • 1 Gbit/s • free HOTSPOT • 29 gr/min for all-net outside contract • Minutes within monthly commitment are exchangeable for SMS (1 minute = 2 SMS)
	Panthera tariff subscription/mix zł199 per month	• 500 minutes all-in • 1 Gbit/s • free HOTSPOT • 29 gr/min for all-net outside contract • Minutes within monthly commitment are exchangeable for SMS (1 minute = 2 SMS)
	Panthera iPhone 500 tariff subscription/mix zł149 per month	• 500 minutes all-in • 1 Gbit/s • free HOTSPOT • 29 gr/min for all-net outside contract • Minutes within monthly commitment are exchangeable for SMS (1 minute = 2 SMS)

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Type	Name / Price	Description
Subscription and Mix / Only SIM – without a handset	Dolphin tariff subscription/mix zł29 per month	Extra add service for free till the end of contract – 1200 minutes for calls with on-net or fixed numbers every evening (6 pm – 8 am) and all the weekends.
Dolphin tariff subscription/mix zł39 per month
Dolphin tariff subscription/mix zł59 per month
Dolphin tariff subscription/mix zł79 per month
Dolphin tariff subscription/mix zł99 per month
Pelican tariff subscription/mix zł29 per month
Pelican tariff subscription/mix zł39 per month
Pelican tariff subscription/mix zł59 per month
Pelican tariff subscription/mix zł79 per month
Panthera tariff subscription/mix zł59 per month
Panthera tariff subscription/mix zł99 per month
Panthera tariff subscription/mix zł199 per month
Panthera iPhone 500 tariff subscription/mix zł149 per month
Prepaid	Orange GO	• Decreasing rate plan with a per minute rate discount which increases according to the top-up value. • The 29 gr off-net option available after 50 zl top-up
	Orange POP	• Flat rate 29 gr per minute allnet and 20gr per SMS allnet • Additional cost reducing options available: mostly voice/SMS and MMS packages
	Orange Free	• Data rate plan • 0.01zl per 100kB • 0.29 zł per minute allnet • 0.20 zł per SMS allnet • Data bonuses for top-ups depending on top-up value (152 Mbit/s – 6 Gbit/s)
	Orange One	• New tariff plan with two profiles (SMS or Voice) and bonuses after top-ups (125 – 1000 onnet minutes or SMS) • 0.29 zl per minute allnet • 0.15 zl per SMS allnet
	Zetafon	• Every above prepaid offer (except Orange Free) is additionally available in special model called Zetafon with 24, 30 or 36 months contract in exchange of subsidized handset

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Distribution

TP Group uses different types of distribution channels to address its various customer needs and delivers the right offer for the individual SOHO, business, and strategic customer.

•

direct distribution to individual customers and SOHO is performed by the PTK and TP stores. These distribution channels are the main points of contact with customers and provide a full range of products and after-sales services. The Group’s investments in these types of channel are a priority because they generate the highest margins and are located in areas with high customer traffic intensity. The Direct selling centers also address these types of customers. The Distance selling centers offers mobile products to both residential and business customers, fixed/mobile Internet subscriptions, television services (Orange, TV), fixed-line voice services and value-added services (new tariff plans and TV packages). In the business market, the distribution network provides assistance to key account managers with respect to SIM card sales;

•

indirect sales network operated by the TP Group’s partners include business customer advisors and technology partners M2M (only in the B2B market), dealers and franchisee partners, D2D sales partners, direct sales to residential customers as well as retail chains and distributors. Business partners have access to basic sales applications. Franchise agreements signed with Orange or PTK Centertel are based on special cooperation and provide access to the Orange or PTK Centertel system; telesales is a separate distribution channel aiming at supporting other consumer channels and the business market.

•

on-line sales channel used to sell mobile, fixed, broadband and TV products for both individual and business customers.

The Network

Fixed Network

UNBUNDLING

(in 000s)	2010	2009	2008
Total number of fixed lines	7,671	8,300	8,898
Total unbundling	130	51.6	1.6
Partial unbundling	40	19	0.09
Bitstream	527	456	348
Source: TP Group.

In 2010, TP Group continued to enhance the infrastructure of its data networks, in particular IP VPN and broadband networks. This involved an increase in the capacity of global Internet links, IP backbone network expansion, enhancement of a network for aggregation of data traffic to and from customers, and an increase in the capacity of DSLAM (Digital Subscriber Line Access Multiplexer) access equipment. A significant portion of investment in backbone, aggregate and access networks has been carried out pursuant to the Memorandum of Understanding with UKE dated October 22, 2009.

As part of its efforts to increase the availability of very high speed Internet access services and the geographical coverage of the Videostrada service, TP implemented new-generation DSL access switches. These are compatible with the VDSL2 access technology, which enables operation of 40Mb/s subscriber lines.

In addition, the infrastructure supporting multimedia services, (Videostrada tp, Video-on-Demand and Digital-to-Home satellite television), was expanded to increase the range of services and geographical coverage. This will enable the number of TV channels to be increased and more films to be available on a Video On Demand (VOD) basis. In particular several high-definition (HD) channels were added to the DTH TV offer in 2010.

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Mobile Network

Coverage	2010	2009	2008
GSM Voice/Edge	99.6%	99.5%	99.5%
HSDPA/HSDPA	58.5%	55.3%	51.8%
Source: TP Group.

In 2010, Orange continued to cover its network with HSUPA 2.0 (High Speed Uplink Packet Access) and HSDPA 7.2 (High Speed Downlink Packet Access), with a maximum speed of 7.2 Mbit/s. These technologies are already available in Poland’s major cities. A total of 378 new UMTS stations were installed in 2010 and, by the end of the year, 58.5% of Poland’s population was covered by UMTS/HSDPA technology.

PTK Centertel, mobile division of the TP Group operating under the Orange brand, has been carrying out a project aimed at increasing its network capacity in order to meet the growing demand for voice and data services on both 2G (GSM) and 3G (UMTS) networks. This project is part of the implementation of a new generation of network infrastructure based on (3GPP) 3rd Generation Partnership Project (3GPP) standards. As at the end of 2010, over 50% of GSM and UMTS/HSPA network users were handled using the new-generation core network.

In parallel, PTK Centertel also continued investments in 2009 in the CDMA network, which was launched commercially in December 2008. By the end of 2010, CDMA already covered 85.9% of the country and this technology is expected to cover the majority of Poland. The use of this technology will considerably raise the broadband Internet availability in rural on poorly urbanized areas, contributing to their economic development. In addition, the company started the implementation of the HSDPA+ Dual Carrier mobile technology.

Key Events

April

New mobile offer

PTK Centertel introduced innovative segmented offers for residential customers. Depending on the usage profile, customers can choose from three groups of tariff plans. The new offer is tailored to the needs of different customers, in order to increases their satisfaction, enhances perception of Orange as an innovative and user-friendly brand, and increases ARPU.

September

Partial decision issued in arbitration proceedings between TP S.A. and DPTG

The partial decision issued in arbitration proceedings between TP S.A. and DPTG, granting an equivalent of PLN 1,568mn zlotys to Danish Polish Telecommunications Group. The Company’s Management has adjusted the level of provision for this matter. Nevertheless, it strongly disputes both the contractual basis of the claim and the amounts awarded. Therefore, the amount of the provision should in no way be viewed as an indication by TP S.A. of the proper outcome of the dispute.

October

Significant reduction of broadband prices following implementation of cost-plus formula in BSA

On October 1, TP Group completed the broadband re-pricing, which was started with price decrease for top speeds made in April. The latest price modification has decreased the broadband fees by an average of 25%. Considering reductions made both in October and in April, the price for 2 megabytes was cut by 25%, whereas the price of a 20 megabyte option was reduced by 56%.

October

Agreement between TP and TVN

TP Group and TVN Group, the two leading Polish telecommunications and media groups, have signed a long-term framework cooperation agreement for a reciprocal exchange of their respective offerings and services and for the joint creation of new offerings and services. In particular, the Parties have agreed to co-operate in the areas of content supply, post-paid DTH Pay-TV and prepaid satellite TV, Video-On-Demand, Broadband distribution, as well as in the fields of TV-technology and marketing.

December

Letter of Intent to Share Network Infrastructure and Radio Frequencies

PTK Centertel and Polska Telefonia Cyfrowa (“PTC”) signed a Letter of Intent (“LoI”) to co-operate in reciprocal use of their network infrastructures and radio frequencies in Poland. In accordance with the LoI, the parties have filed an application with the Office for Competition and Consumer Protection (“UOKiK”) for a permission to establish a joint-venture entity (“the new entity”), with 50% shareholding by each, that will manage, operate and maintain (but not own) parts of their respective radio access mobile networks (“RAN”), operating in currently owned frequencies (900, 1800 and 2100 MHz) and frequencies that may be obtained by both companies in the future.

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Perspectives

The impact of the global financial crisis on the telecom sector results in Poland has been moderate. Both residential and business customers, facing economic slowdown, have not been reducing the usage of telecommunication services, but rather seeking cost optimization within the possibilities offered by the industry. Internet access services and e-commerce and web advertising services (in line with their growing popularity), have remained relatively insensitive to the economic slowdown.

After introducing segmented offers in April 2010 mobile customer base is back to growth. However, another MTR reduction and the continuation of the price war in the mobile market may be expected in 2011. Another anticipated market development is growing popularity and availability of Smartphones as well as tablets and other units that use mobile Internet access. A major increase in mobile data revenues is expected as a result.

Broadband re-pricing strategy implemented in October 2010, as well as securization of top-quality multi-play content for TP Group customers through the co-operation with TVN Group will constitute a strong foundation for sustainable growth in Broadband.

Medium-Term Action Plan

TP Group’s objective for the next few years is to take full advantage of the opportunities brought by the Memorandum of Understanding with UKE. The Group will still focus on its core activity, where it will strengthen its position as leader and ensure healthy revenues and a solid financial position. Finally, the Group will respond to changing customer needs, developing an attractive range of services.

TP Group’s main priorities in the different markets are:

•

fixed-line activities: to maintain and defend TP Group’s position. The priority is maintaining customer loyalty through the introduction of attractive tariff plans which will slow customer contract termination and the fall in the segment revenues;

•

mobile activities: to regain market leadership by strengthening the Orange brand through an attractive range of both prepaid and postpaid services. In addition, TP Group is targeting the position of innovation leader in the mobile Internet market;

•

Internet access: to improve the offer by increasing speeds, extending the portfolio and including services based on innovative technologies. TP Group will expand the geographic coverage by investing in the fixed network and offering CDMA-based Internet access;

•

data services: to retain market leadership by providing a complete service portfolio, offering both traditional (ATM, frame relay) and innovative (IP VPN, Metroethernet) technologies;

•

television: to reach a critical customer mass and improve service quality through the use of cutting-edge technology and content development;

•

convergence: to combine the full TP Group and Orange product portfolio to offer integrated and attractive solutions that will address customer expectations.

6.3.3   Spain

6.3.3.1   The telecom services market

KEY MACROECONOMIC INDICATORS

	2010	2009	2008
Population (in millions)	46.2	45.8	45.3
Households (in millions)	17.3	17.1	16.7
GPD growth (%)	-0.1%	-3.7%	+0.9%
GPD per capita (PPA, €)	29,652	29,625	30,858
Change in consumption per household (%)	+0.9%	-4.2%	-0.6%
Sources: INE/Eurostat/CAIXA.

Spain GDP growth remains slightly negative in 2010 but seems to be on the way to recovery after a 3.7% decline in 2009. A recovery in 2011 will depend on more sustained household consumption that remains uncertain in the context of unemployment that remains at high levels of around 20% in 2010.

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TELECOM SERVICES REVENUES (IN BILLIONS OF EUROS)

Source: CMT.

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: CMT.

In terms of revenues, the telecom sector was also still affected in 2010 by the economic crisis (-2.2% overall revenues against -3.7% in 2009). Fixed Internet revenue remained stable at €3.9 billion (-0.3% compared to 2009) thanks to the increase in the number of customers (+7.4%) while fixed telephony revenue continued its decline (-6.5% compared to 2009). Mobile revenue decreased by 3.4% despite a 3.2% increase in subscriber base, due to lower usage and competitive pressure on prices. Revenues from other services, notably wholesale services, rose by 5.6%.

The customer bases of fixed Internet and mobile services continued to increase in 2010 (+7.4% and +3.2% respectively), though at a lower pace than in previous years due to the economic downturn and increasing market maturity. Fixed Internet penetration rate reached 22.6% of total population, up by 1.5 point. The number of fixed telephone lines slightly decreased (-0.6% compared to 2009) and the corresponding penetration rate remained stable.

Fixed telephony

	2010	2009	2008
Revenues (in millions of euros)	5,790	6,195	7,013
o/w PSTN access	2,762	2,987	3,160
o/w PSTN communications	2,843	2,988	3,587
Number of lines (in millions)	19,7	20,1	20,2
PSTN	18,9	19,3	19,4
VoIP	0,9	0,8	0,8
Traffic (in millions of minutes)	65,561	67,186	73,762
AUPU (in minutes per month)	274	292	317
Source: CMT.

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The number of fixed lines in 2010 was 19.7 million, down by -0.6% compared to 2009, which corresponds to a population penetration rate of 42.2% (-0.8 basis point compared to 2009).

Fixed telephony revenues decreased by 6.5% in 2010 after a 11.7% decline in 2009, due to the fall in both PSTN voice services revenues (-4.9% after a 16.7% fall in 2009). The decline in revenue is mainly explained by the drop in the customer base due to the combined impact of the economic crisis, the fall in real estate activity, fixed-to-mobile substitution and the migration from PSTN to VoIP.

Customer monthly usage was down by 6.6% in 2010 after a 7.9% decline in 2009.

Internet on the fixed network

	2010	2009	2008
Revenues (in millions of euros)	3,867	3,877	3,815
o/w narrowband	5	7	13
o/w broadband	3,409	3,363	3,253
o/w other Internet services	453	506	549
Number of subscribers (in millions)	10,6	9,9	9,3
Narrowband	0,1	0,2	0,3
Broadband	10,6	9,7	9,0
o/w ADSL	8,6	7,7	7,2
o/w cable	2,0	1,9	1,8
ARPU (in euros per month)	31,4	33,7	35,8
IPTV subscribers (in millions)	0,9	0,8	0,7
% of lPTV over ADSL access	10,4%	8,1%	7,9%
Source: CMT.

The fixed Internet market continued to experience significant growth in broadband customers (+8.4%), mostly in ADSL (+9.2%). The FFTx (fiber) market is still very limited (40,000 accesses estimated in 2010).

The Internet market is characterized by intense competition which leads to a reduction of the monthly ARPU (-6.9%). Despite an 8.2% growth in the number of customers, total revenues declined slightly (-0.3% compared to 2009).

Bundled dual play offers (telephony and Internet) continue to be the standard in the Spanish market (80% of subscribers) and experienced a strong growth. Triple play offers including IPTV have grown by 9.1% in 2010 (10.7% of total broadband subscribers) whilst the total number of Pay TV subscribers stagnated at 4.7 million (of which 38.1% via satellite, 27.8% by cable, 18.1% by IPTV, 6% digital TV and 10% by mobile TV).

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Mobile Services

	2010	2009	2008
Revenue (in millions of euros)	14,037	14,527	15,075
o/w postpaid	11,833	12,119	12,392
o/w prepaid	2,084	2,328	2,553
o/w voice	9,324	10,359	11,289
o/w messaging (SMS, MMS)	1,240	1,572	1,745
o/w data access	1,995	1,443	1,108
Number of customers (in millions)	56,4	54,8	52,3
o/w postpaid	36,2	33,8	32,0
o/w prepaid	20,1	21,0	20,3
o/w data subscribers only	5,6	3,8	2,6
ARPU total (in euros per month)	21,0	22,6	24,5
ARPU postpaid	28,2	30,7	33,6
ARPU prepaid	8,4	9,4	10,4
ARPU data (excl. SMS, MMS)	3,0	2,2	1,8
Traffic (in millions)
mobile outgoing minutes	71,202	70,876	71,108
number of SMS	8,685	10,577	11,726
AUPU (in minutes per month)	107	110	116
Source: CMT.

In spite of a high penetration rate (116.3 lines for 100 inhabitants), mobile telephony remained a dynamic market during 2010, ending the year with 56.5 million customers, up by 3.2%. However, despite this growth in the customer base, mobile telephony services revenue declined by 3.4% in 2010. This decline in revenue is due to a 7.0% fall in ARPU, which is as a result of an increase in price sensitivity and the resulting change in customer behavior, notably through tariff optimization and significant reduction in usage (-2.7% in AUPU).

The other main market trends in 2010 were the launch of new “niche” MVNOs, the generalization of abundance offers (notably off-net) which have become standard in the market, and the expansion in broadband access and browser services.

6.3.3.2   Competitive environment

Fixed telephony and Internet

FIXED-LINES SEGMENTATION

	2010	2009	2008
Total fixed lines	19,7	20,1	20,2
o/w consumer	13,3	13,1	13,0
o/w wholesale	6,5	7,0	7,1
Source: CMT.

The fixed communications market is dominated by bundled dual play offers (IP telephony and broadband Internet access). Telefónica is the only major actor to keep on offering telephony-only services

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BROADBAND INTERNET MARKET SHARE

Source: CMT.

The Internet services market is dominated by five main players (Telefónica, ONO, Orange, Vodafone and Jazztel) which cover more than 90% of the market. Services through ADSL access concern more than 80% of customers and the remaining 20% are served by cable (of which 57% are covered by ONO).

The competitive landscape remained unchanged in 2010, the three main players still being Telefónica, ONO and Orange. Jazztel and Vodafone have significantly increased their market shares as a result of offers focusing on simplicity and quality, supported by advertising campaigns. Among the market players, only Orange and Telefónica offer a full range of services, including Internet access, VoIP and Pay TV/VOD offers.

Regarding marketing strategies implemented in 2010, Telefónica both continued to defend its market share and launched very significant promotional campaigns supported by massive advertising. ONO focused on improving its margins, reshaping its distribution network and increasing the portfolio of services offered to its customer base. Jazztel continued its commercial offensive supported by advertisements focused on quality of service and the price difference compared to its competitors. Vodafone consolidated its commercial offer to the market.

Mobile services

MOBILE MARKET SHARE

Source: CMT.

Mobile operators’ market shares are still strongly influenced by their market entry date and the top three operators cover almost 93% of the market. Telefónica, which started GSM operations in 1995 under the Movistar brand, had a 42.4% market share at the end of 2010, Vodafone (formerly Airtel) followed Telefónica in 1996 and now has a 30.1% market share. Amena, which was launched in 1999 and later incorporated under the Orange brand, has a 20.4% market share. Yoigo (owned by Telia Sonera) which obtained a UMTS license in 2000, and only started operations in December 2006 has a 3.7% market share.

MVNO operators launched operations in October 2006 and now have a market share of 3.3%. Carrefour, through the Orange mobile network, and Euskaltel, through Vodafone, were the first mobile virtual network operators. At the end of 2010 around 30 MVNO agreements with Telefónica, Vodafone and Orange were in force, operating in the Spanish market. Telefónica launched its own MVNO called “Tu” addressed to subscribers of the social network “Tuenti” bought at the end of 2010. Orange is the leading MVNO network provider with nearly 55% of the subscribers in the MVNO market.

Yoigo and MVNOs gained 1.5 percentage points in market share in 2010, to attain 7.0%, mainly in the prepaid offer segment based on segmented approaches (e.g. immigrants) and low tariffs.

6.3.3.3   The regulatory environment

Spanish legislative and regulatory system

The 2002 European “telecom package” was transposed into Spanish law by the general telecommunications law (law 32/2003 of November 3, 2003), as well as by royal decree 2296/2004 of December 10, 2004 on electronic communications markets, network access and numbering, and royal decree 424/2005 of April 15, 2005 on the supply of electronic communications services, universal service obligations and the rights of users. The telecommunications sector is also subject to law 15/2007 of July 3, 2007 on the application of competition rules.

Law 34/2002 of July 11, 2002 relating to the information society and electronic commerce specifies the obligations and limits of responsibility applicable to service providers in the information society. The regulatory framework applicable to data protection in Spain is based around law 15/1999 relating to personal data protection and order 999/1999 relating to security measures. In the field of intellectual property rights protection, law 23/2006 of July 7, 2006 amending law 1/1996 of April 12, 1996 and transposes the European directive 2001/29 relating to the harmonization of certain aspects of copyright and related rights in the information society.

For a presentation of risks related to regulation, refer to Section 4.2 Legal risks.

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Authorities

•

The Ministry for Telecommunications and the information society (Secretaría de Estado de Telecomunicaciones y para la Sociedad de la Información - SETSI) that is part of the Ministry of Industry, Tourism and Commerce, is responsible for activities relating to telecommunications and the information society.

•

The Telecommunications Market Commission (Comisión del Mercado de las Telecomunicaciones - CMT) is regulatory authority responsible for the telecommunication and audiovisual sectors (excluding content).

•

The National Competition Commission (Comisión nacional de la Competencia - CNC) is responsible for the application of competition law in coordination with industry authorities.

Regulation of mobile telephony

Key events

June 2010	The Industry Minister launches a consultation on the allocation frequencies in the 800 MHz, 900 MHz, 1,800 MHz and 2.6 GHz bands.
July 2010	The CMT set the allocation of the universal service cost for 2007, with Orange contributing 11% (€7.5 million).
December 2010	The CMT adopted a resolution setting the net cost of the universal service for 2008 at €74.85 million.

Mobile call termination rates

The timetable for reductions in mobile call termination rates, adopted by the CMT in July 2009, applies until April 2012:

Euro cents/minute	Sep 09	10/16/2009 - 04/15/2010	04/16/2010 - 10/15/2010	10/16/2010 - 04/15/2011	04/16/2011 - 10/15/2011	10/16/2011 - 04/15/2012
Vodafone, Movistar, Orange	7.00	6.13	5.51	4.95	4.45	4.00
Yoigo (Xfera)	10.42	9.12	7.84	6.74	5.79	4.98
Annual change: Vodafone, Movistar, Orange		-12.47%	-10.11%	-10.11%	-10.11%	-10.11%
Yoigo (Xfera)		-12.47%	-14.05%	-14.05%	-14.05%	-14.05%
Asymmetry Yoigo	48.82%	48.82%	42.30%	36.07%	30.11%	24.41%

Spectrum

As part of the next allocations of mobile broadband frequencies, the Spanish ministry in charge of communications has submitted a package of proposals for public consultation in June 2010 that include the main points:

•

the redistribution of blocks of frequencies between operators in the 900 MHz band, before the opening of this frequency band to UMTS in 2011. With this operation, Orange could acquire the frequencies that would enable it to deploy GSM and UMTS in this frequency band;

•

the redistribution of blocks of frequencies between operators in the 1,800 MHz band, before the opening of this frequency band to UMTS in 2011;

•

the allocation of frequencies in the 2.6 GHz band in 2011;

•

the allocation of frequencies in the 800 MHz band in 2012.

Universal service

The net cost of the universal service for 2007 was set at 71.09 million euros in December 2009 by the CMT. In July 2010, contributions by operators were allocated as follows:

	in millions of euros	as a %
Telefónica	27.1	38%
Movistar (Telefónica Moviles España)	21.6	30%
Vodafone	14.9	21%
Orange	7.5	11%

In December 2010, the CMT adopted a ruling setting the net cost amount for the universal service in 2008 at 74.85 million euros. A ruling setting operator contributions is expected in the first half of 2011.

Considering the amount of the universal service cost, in October 2010, Orange España notified the European Commission of the impact of the methodology used by the CMT for the calculation of the cost of the universal service.

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Fixed telephony and broadband Internet regulation

Key events

September 2010	Telecom taxes: the European Commission demands that Spain puts an end to telecom taxes.
November 2010	Ethernet bitstream offer: the CMT adopted a resolution for the wholesale Ethernet bitstream offer.
November 2010	Reference offer relating to interconnection: the CMT lowers fixed interconnection rates.
December 2010	Reference offer relating to leased lines: the CMT adopted a ruling on the wholesale leased line offer, imposing rate reductions of -15 to -40%.

Telecom taxes

A tax of 0.9% on telecom operators’ revenues (in the retail market) was introduced in 2009 in Spain for the benefit of the audiovisual industry. The European Commission indicated in September 2010 that this tax was incompatible with European legislation and in particular with Article 12 of the Authorization directive. As a result the Commission has requested that Spain comply with European rules. The Commission may lodge an appeal with the European Court of Justice in the case of non-compliance.

Wholesale broadband access

In November 2010, the CMT approved a resolution for the Ethernet bitstream wholesale offer, whose commercial offer is expected in 2012. This service will enable alternative operators to offer VoIP and Internet broadband up 30 Mbit/s services, and is based on a different tariff model to other wholesale services (a charge is anticipated for network access complemented by a volume charge). Telefónica should make tariff proposals before the end of the 2011 first quarter.

Reference offer relating to interconnection

In November 2010, the CMT approved the Telefónica interconnection offer. Interconnection tariffs fell significantly (both for duration and capacity):

Rates	by duration euro cents/minute	by capacity 2Mb/euro/month
Local	0.56	1,363.46
Metropolitan	0.65	1,820.18
Simple Transit	0.67	2,013.63
Double Transit	0.95	2,372.89

Change	By duration	By capacity
Local	-0.4%	+2.8%
Metropolitan	-14.0%	-2.7%
Simple Transit	-20.2%	-9.0%
Double Transit	-18.8%	-25.5%

Reference offer relating to leased lines

In December 2010, the CMT adopted a final ruling concerning wholesale leased lines that imposes rate reductions of around -10% to -40%. Ethernet lines over 35 km are included in this ruling.

Services	Reductions
Ethernet	-24%
Fast Ethernet	-16%
<= 2 Mbit/s	-15%
34 Mbit/s	-10%
155 Mbit/s	-40%
Canaries zone	-29%

Gigabit Ethernet	Reductions
Zone 1 (0-2 km)	-27%
Zone 2 (2-12 km)	-21%
Zone 3 (12-35 km)	-18%
Zone 4 (> 35 km)	€3,666.05/month

Promotional offers by Telefónica in the retail market

Telefónica continued its promotional policy in the retail market in 2010: sale of broadband offers (25 and 30 Mbit/s) at the same rates as the 6 Mbit/s and 10 Mbit/s offers, free calls to mobiles, discounts on mobile broadband services. In December 2008, Orange España lodged a complaint against Telefónica for failing to comply with its regulatory obligations, but the CMT has not yet given its ruling.

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6.3.3.4   Orange España’s activities

FINANCIAL INDICATORS

(in millions of euros)	2010	2009	2008
Revenues	3,821	3,887	4,067
EBITDA	765	729	614
as a % of revenues	20.0%	18.8%	15.1%
CAPEX w/o licenses	397	440	569
as a % of revenues	10.4%	11.3%	14.0%
Source: Orange.

Orange España, operating under Orange, Ya.com and OBS (Enterprise) brands offers fixed and mobile telecommunication services to more than 13 million customers in the residential, professional, business and wholesale segments.

The activity in 2010 was still impacted by macroeconomic environment, competitive pressure and negative regulatory impact on interconnection prices. Under these circumstances, Orange España total revenues in 2010 decreased by 1.7% to attain 3,821 million euros. Fixed telephony and Internet services revenues declined by 1.1% and that of mobile telephony by 1.8%. Despite this unfavorable environment, Orange España is able to increase its revenues by +2.8% compared to 2009, excluding regulation. In 2010, Orange España successfully implemented a package of transformation programs and strict cost control policies, in order to improve operations efficiency and to reduce costs. Cost savings from these programs have enabled Orange España to compensate for the decline in revenues and to improve its EBITDA by 4.9%, compared to 2009, to total 765 million euros in 2010.

As a result of its optimization policy for infrastructure and networks, and IT systems, as well as savings arising from favorable terms and conditions for purchases negotiated at the Group level, Orange España was able to reduce its capital investment by 9.7% compared to 2009. The company favored investment that focused on growth and improving the quality of service. In Q4 2010 Orange España launched a program to totally upgrade its mobile access network that will enable it to respond to the growth in new uses for communication of data, to reduce sites costs and energy consumption whilst improving coverage and the quality of services.

Fixed telephony and Internet activities

KEY INDICATORS

	2010	2009	2008
Revenues (in euro millions)	663	671	705
Number of Internet customers (in millions)	1,11	1,17	1,30
o/w narrowband	0,00	0,08	0,14
o/w broadband	1,11	1,09	1,16
ARPU (in euros per month)	31,8	28,1	26,2
Broadband Internet	31,8	30,4	29,2
Source: Orange.

Orange España’s strategy in fixed telecommunication services in 2010 focused on improving customer satisfaction and loyalty, the improvement of margins, optimizing mixed broadband access offers and the offer of value added services such as VoIP.

The priority given to value and reducing the churn rate resulted in an increase in the overall broadband customer base, up by 1.8%, accompanied by an increase in ARPU of +4.6% to reach an average value of 31.8 euros per month in 2010.

The share of totally or partially unbundled customers is 81% of all broadband customers, with the number of total unbundled customers increasing by 37% (+165,000) to attain 611,000 customers at end-2010.

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Mobile services activities

MAIN INDICATORS

	2010	2009	2008
Revenues (in euro millions)	3,158	3,216	3,362
Total number of customers (in millions)	11,9	11,9	11,4
o/w contract	7,1	6,7	6,4
o/w prepaid	4,8	5,2	4,9
o/w 3G broadband	6,3	5,1	3,3
o/w broadband only (3G dongles)	0,64	0,35	0,19
Number of MVNO customers	1,20	0,75	0,53
ARPU total (in euros per year)	21,5	22,3	24,4
contract ARPU	31,8	34,2	37,2
prepaid ARPU	6,7	7,0	8,4
voice ARPU	17,6	18,8	21,0
data ARPU	3,8	3,5	3,4
AUPU total (in minutes per month)	159,0	149,6	148,4
Churn rate (%)	26.9%	32.2%	32.4%
Source: Orange.

In 2010 Orange España launched a series of segmented subscription offers, identified by animal names (the squirrel, panda, dolphin, lion and penguin). This new range brings a simplification in a market characterized by a flood of different and often confusing tariffs. Therefore the rates under the Delfin (Dolphin) name target mobile broadband Internet users, Leon (Lion), high volume users of voice services, Panda, for games and off-peak hours usage, and Ardilla (Squirrel) and Pinguino (Penguin) for users who only have limited usage and wish to control their consumption.

The launch of the “animal” tariff offers, bolstered by the success of smart phones as well as improvements in customers’ satisfaction and brand loyalty has enabled Orange to show the best results in the mobile market in the second half of 2010.

In the prepaid market, Orange España launched in 2010 a nomadic Internet connection offer, Internet Everywhere, with an unlimited connection for 3.50 euros per day or 35 euros per month. In the business segment Orange España remains the leader in the abundance offer category with services such as Planes Profesionales offering differentiated traffic amounts at fixed tariffs according to customer requirements. In addition, Orange has positioned itself in the fixed to mobile substitution market for voice services by offering fixed number portability and PBX-type functionalities.

Thanks to its offer portfolio, Orange España increased its customer base in 2010 by 4.4% compared to 2009, to attain 11.9 million subscribers in 2010. The number of customers using 3G services increased by 57.3% to attain 5.1 million and the number of Internet Everywhere, Business Everywhere and Mobile Browsing mobile broadband service users doubled (1.4 million customers in 2010). Overall ARPU declined by 3.9% mainly due to regulatory impact and to competitive price pressures.

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Orange España’s offers

FIXED TELEPHONY AND INTERNET OFFERS

ADSL (consumer)	ADSL Máxima velocidad €34.95/month

Includes ADSL at maximum speed, free calls to domestic fixed lines and to one selected Orange mobile line, free Livebox (advanced Wifi router) and monthly line rental.

Convergence offer option: €7/month rebate if the customer has an Orange Mobile contract offer.

ADSL Máxima velocidad + Pay TV Orange €49.95/month

Includes ADSL at maximum speed, free calls to domestic fixed lines and to one selected Orange mobile line, free Livebox (advanced Wifi router), Orange TV bouquet and monthly line rental.

Convergence offer option: €7/month rebate if the customer has an Orange Mobile contract offer.

ADSL 6Mb+calls+line rental €39.95/month

Includes ADSL up to 6 Mbit/s, free calls to domestic fixed lines, free Wifi router and monthly line rental.

Convergence offer option: 10% ADSL rebate if the customer has an Orange Mobile contract offer.

	ADSL Ya.com Total 10Mb €33.95/month	Includes ADSL up to 10 Mbit/s, free calls to domestic fixed lines, monthly line rental and free Wifi router.
Internet ADSL Dual Play (business)	+Empresa indirecto €40/month	Targets SOHOs and small SMEs: Includes PSTN ADSL at 10 Mbit/s and flat rate for calls to national fixed lines.
Fixed to mobile substitution (business)	Mi Fijo €15/month

Targets SOHOs and small SMEs customers: offers voice fixed line portability based on mobile technologies. Includes free calls to fixed domestic numbers and €0.10 per call to mobiles.

Virtual PBX solutions are also available.

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MOBILE TELEPHONY OFFERS

León: 24h Abundance offer (consumer)	León 30 €30/month

Includes 300 minutes per month to fixed domestic lines, 300 minutes to mobile lines (out of bundle traffic is billed at €0.18/minute) and free domestic SMS every day from 6pm to 8am (out of bundle traffic billed at €0.15/SMS).

Delfín 24h voice & Internet Abundance offer and unlimited Internet access (consumer)	Delfín 79 €79/month

Voice and Mobile browsing tariff: Includes 1,200 minutes per month (out of bundle traffic is billed at €0.18/minute), 100 free SMS and maximum speed up to 500 Mbit/s traffic per month (128 Kbit/s beyond this limit).

Delfín 42 €42/month

Includes 300 minutes per month to fixed domestic lines, 300 minutes to mobile lines (out of bundle traffic is billed at €0.18/minute) and maximum speed up to 500 Mbit/s traffic per month (128 Kbit/s beyond this limit).

	Delfín 20 €20/month	Includes 300 minutes per month (out of bundle traffic is billed at €0.18/minute) and maximum speed up to 100 Mbit/s traffic per month (128 Kbit/s beyond this limit).
Panda: Leisure (consumer)	Panda 26 €26/month	Includes 1,200 minutes per month (out of bundle traffic is billed at €0.18/minute).
	Panda 15 €15/month	Includes 300 minutes per month (out of bundle traffic is billed at €0.18/minute).
Ardilla: Low cost (consumer)	Ardilla 12 Minimum of €12/month	Free calls to Orange lines from the 2nd call up to 1,000 minutes per month; traffic over 1,000 minutes is billed at €0.09/minute. Traffic to other operators is billed at €0.17/minute.
	Ardilla 8 Minimum of €8/month	Traffic billed at €0.08/minute for all national calls.
Pingüino Control of expenditure (consumer)	Pingüin, automatic recharge of €10 or €20 per month	Free calls to Orange lines from 6pm to 8am from Monday to Friday and weekends; Traffic to other operators is billed at €0.14/minute.
Fixed-rate data contract (consumer)	Internet Everywhere Unlimited data access, €29/month	Unlimited data traffic. Maximum speed up to 5 Gbit/s traffic per month and 128 Kbit/s beyond this limit.
	Internet Everywhere Para todos €19/month	Unlimited data traffic. Maximum speed up to 1 Gbit/s traffic per month and 64 Kbit/s beyond this limit.
Prepaid SIM Only	Básica de Orange	Traffic billed at €0.09/minute if customer top-ups at least €5/month. Otherwise, traffic billed at €0.35/minute.
Fixed-rate data contract (consumer)	Bono diario Internet Everywhere Daily rate €3.5	Unlimited data traffic. Maximum speed up to 250 Mbit/s traffic per day and 64 Kbit/s beyond this limit.
Postpaid abundance offer (business)	Planes Profesionales From €29/month to €79/month	Free calls 24 hours x 7 days, or during work hours (8am to 8pm) from Monday to Friday. Different minute bundle packaging depending on the customer needs. Out of bundle traffic billed at €0.15/minute.
Postpaid save offer (business)	Plan Oficina €15/month	Free calls during working hours, from 8am to 8pm from Monday to Friday. Set up fee of €0.15 per call. Out of bundle traffic billed at €0.15/minute.
Postpaid (business)	IEW pro Multiple options available from €19/month to €39/month

Single monthly fee per user including mobile broadband access, and value added services (delivery on customer’s premises, set up, training, and advanced 24/7 support). The offer includes a range of PCs and Tablets to be chosen by our customers.

Orange Care	Handset insurance	Four options according to handset range and insurance coverage: Minimum (€3/month), Optimal (€4.5/month), Plus (€7.5/month) and Premium (€9.9/month).

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Distribution

SEGMENTATION OF DISTRIBUTION CHANNELS (AS A % OF CUSTOMER ACQUISITIONS)

Source: Orange Spain.

Orange España’s physical distribution network consists in 2,922 points of presence, including:

•

Orange own shops;

•

franchises;

•

specialized shops under the Orange brand;

•

non exclusive specialized shops;

•

and a network of retailers.

Orange España also distributes its services through distance selling channels, and its own on-line portal.

During 2009 the exclusive channel distribution network was rationalized with the closure of the least attractive points of sales in order to improve control and efficiency. Orange España’s distribution is evolving towards an increasing presence of direct (exclusive) channels, now representing 74% of total sales. Within the direct channel, Orange focuses on own shops, franchises and its on-line portal. In 2010, 77 franchises and three own shops were opened while the share of on-line sales increased and accounted for 6.8% of total sales.

The Network

Fixed network

UNBUNDLING (IN MILLIONS)

Source: Orange.

FIXED BROADBAND COVERAGE

	2010	2009	2008
Number of accessible copper lines (in millions)	12,81	12,79	12,75
Number of households which can be connected by FTTH	3,882	2,334	160
Number of NRA (in thousands)	589	585	579
Source: Orange.

Orange España fixed access infrastructure, based on its own optic fiber network and extensive ADSL roll-out, enables delivery of advanced telecommunication services, including broadband Internet access, VoIP, IPTV, TV streaming, VOD and advanced business services.

In 2010, Orange España continued the integration of Orange and Ya.com fixed networks by unifying both ADSL physical networks, optimizing geographical roll-out and investments in Telefónica’s MDFs. The integration enabled network maintenance to be consolidated, improved customer service (provision of after-sales service) and to reduce operating costs by putting in place a single service platform. Regarding FTTH, Orange España continued the roll out of pilot operations, in Madrid and Catalonia, in order to prepare for future development of services.

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Mobile network

	2010	2009	2008
GSM Voice/Edge	99.2%	99.2%	99.2%
3G (UMTS)/HSDPA	89.7%	84.8%	83.3%
Number of 2G radio sites (in thousands)	16,160	15,846	15,376
Number of 3G radio sites (in thousands)	9,630	8,965	7,621
Source: Orange.

In 2010 Orange España continued to focus on selective HSDPA/HSUPA roll-out and indoor coverage for homes in cities with more than 25,000 inhabitants, strategic locations with a strong presence of enterprise, and along high-speed rail lines. For cities below 25,000 inhabitants, the RAN Sharing project with Vodafone has reached 3,800 sites in 2010.

Jointly with this 3G technology program focused in providing new data services to Orange customers, selective 2G deployment was done on coast and tourist zones and in regions with an historical coverage gap.

Along with roll-out efforts, new cost optimization have been implemented, such as site rental renegotiations, internalization of leased lines, infrastructure-sharing with other operators and several energy savings programs as the Free Cooling project.

Over the next two years, strategic projects have been defined to completely renew the Orange España Mobile Network highlighting the RAN Renewal project with the swap of more than 15,000 mobile access sites to a multi-technology equipment (2G, 3G), more energy efficient and prepared for the future deployment of LTE. Along with this project is the Mobile Backhaul Refresh, that will upgrade the backhaul of Orange Network to prepare it to provide peak throughputs of 42 Mbit/s thanks to the deployment of Fiber to the Node (FTTN) technology.

Core and transport networks

Orange España is shifting its transport and core networks to a unique and convergent model based on IP architecture, Mobile IP protocols, WDM and PSTN renewal, to adapt network structure to future challenges, covering current & future customer needs, while ensuring a high level of security and quality of service.

Key events

January	Orange Spain receives a €200 million new long term loan from European Investment Bank (EIB), to extend, update and integrate its mobile (3G) and fixed (DSL) networks.
February

Orange announces the enabling of the first high definition mobile service (HD Voice) in the metropolitan area of Barcelona. Later, in September 2010, Orange extends this service to whole Catalonia territory.

May	Orange launches its new Animal contract tariffs (lion, dolphin, panda and squirrel) introducing a simple and innovative way of offering comprehensible and friendly tariffs for each type of customers.
June	Orange opens its one hundredth store as part of the plan to open 300 Orange shops in Spain.
July	Orange launches iPhone 4 in Spain and embeds this innovative device in its price plan.
August	Orange TV is the first national ADSL television platform in Spain which includes Canal+ in its offer.
September

Orange announces an investment of €500 million over the next two years to modernize its network in order to respond effectively to the extraordinary growth in the use of Internet services, especially mobile broadband services.

September

Orange launches its “More Advantages Orange” Program, offering exclusive benefits for Orange mobile and fixed line. Customers with an Orange mobile phone who contract an ADSL service will get a €7/month discount on their ADSL bill forever.

October

Orange signs the project “Viladecans, Digital City”. As a result of this agreement, Orange will offer to 2,600 homes of this Catalonian city, the possibility of contracting advanced communication services on fiber network.

November

Orange increases its Internet connection offer to 100Mb symmetrical (both upload and download) in all its fiber projects in Madrid and Catalonia. This offer is not only available for new customers of Orange fiber, but also for those who are already customers, which would be migrated to 100Mb for free gradually.

November	Orange launches its fifth Animal offer (Penguin), which allows customers to establish their monthly expenditure in advance.
December	Orange reaches 100,000 units sold of iPhones four months after its launch.
December	Orange extends its high definition mobile voice service to 300,000 customers.

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Outlook

The Spanish telecom market is facing challenges relating to the increase in competition, the degree of maturity of traditional activities and a worse economic recession than in other European Union countries. Nevertheless, there are still significant growth opportunities, notably in broadband (both mobile and fixed) and the development of new services. In this regard, Orange holds a privilege position to emerge as the main alternative telecommunications operator in Spain.

To achieve this objective, Orange España will continue to implement its transformation program and in coming years will concentrate on strengthening its sales leadership, the improvement of customer satisfaction, its operational effectiveness, while positioning employees at the core of projects.

Main priorities to strengthen commercial performance:

•

further innovations in tariffs and products, maintaining the leadership in flat rates and voice & data bundles and developing new convergent offers and products;

•

complete distribution channel transformation (size and productivity);

•

evaluation of new generation services, focusing in simplicity and segmentation;

•

use FT Group resources to accelerate time-to-market.

Main priorities to improve customer experience/satisfaction:

•

unique customer experience along all contact line (PoS, call centers, sales forces);

•

segmented customer operational services and support;

•

further enhance & develop of loyalty programs;

•

developing networks to lead quality of broadband services;

•

launching of innovative customer value propositions.

Main priorities to optimize quality and efficiency:

•

modernization of access and core networks to boost scalability and cost efficiency;

•

develop top class IT architecture focused on flexibility, agility and scalability;

•

use of synergies within the fixed and mobile business;

•

expenditures optimization and expense reduction thanks to the strengthening of network sharing and the streamlining of purchases.

6.3.4   Rest of the world

6.3.4.1   Other European Countries

Belgium

Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2010	2009	2008
Population (in millions) (1)	10.8	10.8	10.7
Households (in millions) (3)	4.7	4.6	4.5
GDP growth (%) (1)	+2.0%	-2.7%	+0.8%
Per-capita GDP (PPP, $) (2)	32,408	32,009	31,421
Change in consumption per household (%) (1)	2.7%	-0.2%	1.4%
Sources: (1) Eurostat. (2) IMF. (3) STATBEL.

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TELECOM SERVICES REVENUES (IN BILLIONS OF EUROS)

Source: Idate.

NUMBER OF CUSTOMERS (IN MILLIONS)

Sources:

(1)  Idate.

(2)  Mobistar.

Belgium’s telecommunications market saw an increase in the number of Internet lines and mobile customers in 2010. The mobile penetration rate is now above 100%. The fixed broadband market is still strong, with double-digit growth over the year.

Triple-play and convergence offers are becoming the rule in the Belgian market. Pricing pressure stemming from both regulations and the fierce competition between the three main players has compounded these trends.

The fixed broadband market is dominated by incumbent operator Belgacom and cable operators, as the level of full unbundling of the local loop is fairly low and prices are relatively high. Fixed broadband offers have evolved towards the provision of broad television services, and the incumbent operator has built up its position in this field thanks to heavy promotion of its triple-play offers.

Mobile telephony

	2010	2009	2008
Revenue (in millions of euros)	3,828	3,826	3,846
of which subscriptions	2,785	2,787	2,820
of which prepaid	1,039	1,054	1,219
Number of customers (in millions)	12.1	11.6	11.3
of which subscriptions	6.0	5.3	5.2
of which prepaid	6.0	6.3	6.2
Total ARPU (in euros per month)	25.0	27.4	28.8
Source: Mobistar.

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The mobile market is split more evenly between the three main players: Proximus (Belgacom’s mobile telephony brand), Mobistar, and Base.

The Smartphone market continued to grow significantly in 2010 thanks to the launch of equipment and appropriate offers. Consequently, the proportion of data revenues in total mobile revenues rose and data revenues increased substantially over one year. This trend partially offset the decline in ARPU linked to price pressure (stemming from regulations and competition).

The mobile broadband market also started growing thanks to the launch of numerous offers by the three operators.

In the Enterprise market, 2010 saw a slight economic recovery, though not sufficient to offset the negative impact of regulations.

The 9% decline in ARPU stemmed from the combined impact of regulations, competition in the consumer and enterprise markets and growth in mobile data revenues. The drop in mobile call termination and roaming rates negatively impacted ARPU, despite an improvement in the use of mobile data and the subscriptions/prepaid ratio.

Competitive environment

MOBILE MARKET SHARE

Source: Mobistar.

Competition continued to heat up in 2010 due to the saturation of the market. According to Mobistar estimates, the number of active SIM cards in the Belgian market represented 109% of the population at the end of 2010. The proportion of post-paid subscription and prepaid services in the Belgian market improved in 2010, with major prepaid users tending to switch to subscriptions.

Belgacom subsidiary Proximus maintained its market leadership thanks to increasingly convergent offers. Mobistar slightly increased its market share on the back of its solid positioning in the very buoyant Smartphones segment and attractive subscription offers. Mobistar launched a quadruple-play offer in October 2010. Base (the brand of KPN Group Belgium) maintained a very aggressive customer acquisition strategy, particularly in the prepaid market. Lastly, cable company Telenet maintained its policy of handset subsidy in the mobile consumer market.

MVNOs (Mobile Virtual Network Operators) also consolidated their market share in niche segments (mainly ethnic), although their overall share of the Belgian market remained stable in 2010, and the three main players, Proximus, Mobistar and Base, strengthened their positions.

The Regulatory Environment

Legal and Regulatory Framework

The 2002 European telecom package framework for electronic communications networks and services was transposed into the law on electronic communications of June 13, 2005, amended the last time by the law of December 30, 2009. The law on the protection of economic competition of September 2006 was completed in 2009.

Authorities

The Ministry for Simplification & Enterprises is in charge of electronic communications and information society.

The Institut belge des services postaux et des télécommunications (IBPT) is the regulatory authority for the telecommunication sector.

The three media regulators in charge of broadcast issues in each Belgian Community also have to be consulted by the IBPT on some decisions that could impact on broadcast services.

The Competition Council is in charge of the promotion and the effectiveness of competition.

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Regulation of Mobile Telephony

KEY EVENTS

March 2010	Frequencies: the law on compensation for spectrum use comes into force.
June 2010	Mobile call termination: the IBPT issues a definitive ruling setting mobile call termination rates at €0.0108/minute from January 2013 for all operators.
August 2010	Mobile call termination: the IBPT issues a ruling on market 16/2003 confirming the rates set in its 2006 decision, which was cancelled by the Court of Appeal in June 2009.
September 2010	Frequencies: the IBPT publishes a call for tender for rights to use the 3,410 - 3,500/3,510 - 3,600 MHz frequency bands.
December 2010	Competition: a second expert report is finalized as part of the claim for damages after Belgacom was found guilty of abusing its dominant position during the 1999-2004 period.
January 2011	Royal decrees set the conditions of entry for a new mobile operator in the 2.1 GHz bands and the procedures for auctioning the 4G licenses.

Spectrum - Licenses

In December 2009, the IBPT launched consultations on a draft law that would define the methodology for calculating the fee for spectrum use and on draft royal decrees on 2G renewal, licensing conditions for a fourth mobile operator and 2.6 GHz spectrum allocation. The allocation of these frequencies in the 2.1 GHz (4th UMTS license) and 2.6 GHz bands should take place in 2011, although the availability of the 800 MHz band is still uncertain.

The law on compensation for spectrum use came into force on March 25, 2010 and imposes a fee for renewing 2G licenses. The three mobile operators are contesting these provisions and filed an appeal against the law with the Constitutional Court in September 2010.

A royal decree published on January 25, 2011 sets the conditions for the entry in 2011 of a fourth mobile operator on the Belgian market in the 2.1 GHz frequency bands. The new entrant will have access to national roaming and may acquire additional bandwidth in the 900 MHz frequency bands in November 2015. Another royal decree published on the same day provides for an auction of 4G licenses, open to all operators, in the fall of 2011. The licenses will be granted for 15 years, and will not involve any coverage commitments.

Mobile call termination

In February 2010, the IBPT began a consultation on a glide path plan, which should lead to annual reductions in mobile call termination rates. This consultation resulted in the adoption of a decision applicable from August 1, 2010, which sets termination rates at €1.08 cents/minute for all operators from January 2013. The decision is currently undergoing an appeal for suspension and another appeal for its withdrawal filed with the Brussels Court of Appeal.

“GLIDE PATH” PLAN FOR MOBILE CALL TERMINATION

€ cents per minute	2009 rate	08/01/2010	01/01/2011	01/01/2012	01/01/2013
Belgacom Mobile/Proximus	7.20	4.52	3.83	2.46	1.08
Mobistar	9.02	4.94	4.17	2.62	1.08
KPN Group Belgium/Base	11.43	5.68	4.76	2.92	1.08

Annual variations	01/08/2010	01/01/2011	01/01/2012	01/01/2013
Belgacom Mobile/Proximus	-37.22%	-15.27%	-35.77%	-56.10%
Mobistar	-45.23%	-15.59%	-37.17%	-58.78%
KPN Group Belgium/Base	-50.31%	-16.2%	-38.66%	-63.01%

Asymmetry Base/Proximus	58.75%	25.66%	24.28%	18.70%	0.00%

Competition

With regard to the claim for damages launched by Mobistar and KPN Belgium against Belgacom Mobile concerning price squeezing practices in the period 1999-2004, the legal experts designated by the commercial court issued a draft report in October 2009. This draft report confirmed Belgacom Mobile’s abuse of dominant position in 1999-2004, and evaluated the loss suffered by KPN and Mobistar at more than 1.18 billion euros. Once the parties involved had provided their comments on the draft report in 2010, the legal experts issued a second interim report in December 2010, which revised the amount of damages up, to 1.86 billion euros.

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Regulation of Fixed-Line Telephony and Broadband Internet

KEY EVENTS

February 2010	Unbundling rates: the IBPT issues a draft ruling on the application of new tariffs.
March 2010	Competition: Mobistar’s complaint against Belgacom for abuse of dominant position is transferred to the Belgian competition authority.
April 2010	Ethernet transport: the IBPT publishes a consultation on bitstream and WBA VDSL2 tariffs and on the migration to Ethernet services.
June 2010

Market for access to the telephone network: the IBPT begins a consultation on a plan to establish a bitstream offer for the telephone service, in the context of the migration of Belgacom’s network to a new-generation network.

August 2010	Unbundling and bitstream tariffs: the IBPT issues a ruling on unbundling and Ethernet transport tariffs relating to the bitstream service.
November 2010

Review of Belgacom’s Reference offers: the IBPT begins a consultation on the draft ruling reviewing the operating processes recently implemented in the reference offers relating to unbundling, bitstream, and leased lines, which envisages new obligations for Belgacom.

December 2010

Market for wholesale broadband offers: the IBPT proposes significant changes for these markets (withdrawal of the obligation of access to the sub-local loop; a new obligation of a multicast bitstream offer; offers for resale, and access to the platforms of cable operators).

Unbundling rates

In February 2010, the IBPT began a consultation on a draft ruling proposing to reduce the full unbundling and shared access tariffs, and to establish rates for access to the sub-local loop. The IBPT made its definitive ruling in August 2010. Currently applicable tariffs are as follows:

In euros/access/month	Previous tariffs	Applicable tariffs
Full unbundling	9.29	7.78
Shared access	0.85	0.87
Access to the sub-local loop	-	5.75
Shared access	-	0.85

The regulator also issued a ruling in August 2010 on:

•

the transport costs for the Ethernet transport service (access cost per month of €0.62 for the shared VLAN and €0.78 per month for the dedicated VLAN, in addition to a cost for capacity);

•

the monthly access rates for the VDSL2 bitstream offer (€8.71 with voice services and €13.94 without voice services).

Competition

In April 2009, Mobistar, together with KPN, filed a complaint against Belgacom for abuse of dominant position with the European Commission. This complaint concerns the conditions of the technical and operational implementation of wholesale broadband access. The complaint was transferred by the European Commission to the Belgian competition authority in March 2010.

Market analysis

In June 2010, the IBPT published a consultation on a supplementary market analysis on the market for access to the public telephone network (market 1/2007) with the aim of introducing a bitstream offer obligation for access to voice frequencies, in the context of the migration of Belgacom’s network to a new-generation network.

In December 2010, the IBPT also published a consultation on the wholesale market for offers for access to physical local loop infrastructure and the broadband wholesale markets (markets 4 and 5/2007), notably foreseeing the withdrawal of access to the sub-local loop and a new obligation to provide access to a multicast bitstream offer. In addition, a further consultation on the market for distribution of audiovisual services is aimed at requiring cable operators, in their coverage areas, to provide access to their platforms to resell wholesale services, so that alternative operators can offer retail broadcasting services, especially services like “triple-play”.

Review of reference offers

The IBPT issued a consultation in November 2010 that included proposals to improve the operational aspects of key offers relating to wholesale broadband markets. This consultation is the result of an investigation of Belgacom’s processes carried out in 2009.

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Mobistar’s activities

FINANCIAL AND OPERATIONAL INDICATORS

	2010	2009	2008
Revenues (in millions of euros)	1,621	1,529	1,497
Number of subscribers (in millions)
Fixed lines	0.65	0.66	0.63
o/w Internet lines	0.06	0.04	0.02
Mobile customers	3.5	3.4	3.4
o/w broadband	NA	1.9	1.5
Total mobile ARPU (in euros per month)	31	31.4	32.3
Source: Mobistar.

Mobistar had 3.5 million active mobile customers at the end of 2010, a 2% increase year on year. This meant that Mobistar maintained its 32.5% market share in Belgium. These figures do not include MVNO or Machine-to-Machine cards, which increased from about 130,000 at end 2009 to roughly 193,000 at end 2010.

As in 2009, intense competition and market saturation had a negative impact on the churn rate, which averaged 22.1% in 2010, in line with 2009.

Subscription fees accounted for 63.6% of the total subscriber base (excluding MVNOs) at end 2010, compared with 60.6% in 2009.

The number of MVNO customers increased from 321,543 as of the end of December 2009 to 456,114 a year later, representing an increase of 41.8%. The total customer base (Mobistar S.A. + MVNO) increased by 5.4% year-on-year, from 3,747,000 as of the end of December 2009, to 3,951,000 one year later.

Average revenue per user (ARPU) edged down due to the impact of regulations, which was not fully offset by increased usage. 2010 was notable for the takeoff of mobile data traffic (revenues advanced by 13.2% compared to 2009). This was the combined result of abundance SMS offers, the big increase in mobile broadband customers, the use of Smartphones (in both the consumer and business segments) and strong performances in Machine-to-Machine traffic.

Offers

Mobistar pressed ahead with its convergence strategy by launching offers combining mobile and fixed-line telephony, Internet (mobile and fixed), and high-definition television (mobile and fixed). This strategy is built around the concept of mobility, backed up by the company’s brand.

In the consumer market, Mobistar’s offer portfolio aims to meet customers’ expectations by offering them plenty of choices and long-term advantages. Customers can get their advantages at any time during the year, even outside promotional periods, and keep them throughout the life of their contract.

Type	Name	Main features
Prepaid card	Tempo Music	Plan aimed at a younger target. Each 10 euro recharge includes 5,000 free SMS and 300 sessions on social networking sites (Netlog, Facebook).
Subscription	My XX

Plans priced from €5 to €99 per month, including a volume of minutes and SMS depending on the amount of the subscription, and the choice of an advantage. Example for the My 25 plan: 119 minutes on all networks or 208 SMS per month and a monthly advantage among the three on offer (50% of calls on all networks free, 10,000 SMS on all networks at any time, or 40 hours of communications on the Mobistar network).

Internet (fixed and mobile)	Internet Relax + Mobile Internet	Seamless Internet solution providing access from a computer at home or away, 24/7, for €30 per month and €1 per day of navigation on a mobile network.
Prepaid mobile Internet	Internet Everywhere Ticket	USB key modem priced at €79 including a €25 traffic credit. Refills of €5 to €50 allowing the use of between 25 and 500 Mbit/s.
Convergence offers in the consumer market	Starpack	Package including digital TV, unlimited Internet, unlimited fixed-line calls and free GSM calls to family, for €55/month.
Convergence offers in the small offices and home offices market	One Office Voice Pack	Offer aimed at SMEs, combining fixed and mobile telephony. This offer accounts for 50% of sales in the medium-sized enterprise market.

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Distribution

BREAKDOWN OF DISTRIBUTION CHANNELS (AS A % OF ACQUISITIONS OF CONSUMER CUSTOMERS)

Source: Mobistar.

Mobistar’s distribution strategy has four main strands:

•

very dense distribution, thanks to the development of complementary distribution channels and regional partnerships;

•

an emphasis on exclusive distribution (Mobistar Centers, telesales), with particular efforts going to on-line sales;

•

the protection of Mobistar’s share of sales in open distribution channels;

•

segmentation of each outlet depending on its specific sales potential.

In 2010, Mobistar expanded its Mobistar Center network to 165 stores, thereby confirming its status as the biggest retail chain in Belgium. Mobistar owns 47 of these outlets (compared with 41 at the end of 2009). Mobistar is also the exclusive telecommunications supplier of Euphony, a door-to-door distribution company.

On-line sales were stable. Electronic billing is also growing (364,000 customers as of the end of 2010).

In the small offices and home offices market, a new customer contact plan has been put in place. Professional customers are contacted in a proactive way by the company’s sales staff, including 15 employees responsible for Mobistar Enterprise Services accounts, or by one of the 21 certified Business agents.

The Network

COVERAGE (IN % OF POPULATION)

	2010	2009	2008
GSM Voice/Edge	99%	99%	99%
3G (UMTS)/ HSDPA	90%	87%	77%
Number of sites – 2G radio (in thousands)	4.8	4.6	4.3
Number of sites – 3G radio (in thousands)	1.8	1.5	1.2
Source: Mobistar.

In 2010, Mobistar pursued its deep indoor roll-out strategy aimed at reinforcing its interior coverage of customers’ homes, allowing swift and inexpensive extension of 3G (mainly in HSDPA), and introducing an improved version of UMTS allowing speeds up to three times faster. HSDPA technology is available throughout Mobistar’s 3G network.

At the end of December 2010, 3G/HSPDA coverage reached 90% of the population. The Mobistar network had 5,123 sites at the end of December 2010, including 695 shared with other operators. These correspond to a total of 15,369 cells. Mobistar also deployed 669 microwave links.

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Key Events

March

The acquisition of KPN Belgium Business by Mobistar is finalized after authorization is received from the Competition Council. The acquisition price for 100% of KPN Belgium Business S.A. was 65 million euros, and the payment was made on March 31, 2010. The legal entity was renamed Mobistar Enterprise Services S.A. and all the telecommunications solutions for the small offices and home offices market of Mobistar and Mobistar Enterprise Services S.A. carry the brand name Mobistar.

April	Mobistar successfully completes the first tests of its experimental LTE network in Belgium. The first tests of download speeds of more than 60 Mbits are carried out using specific 4G equipment.
June	Tellink, a Belgian company that offers telecommunications services to companies operating in the SME segment signs an MVNO agreement with Mobistar. The agreement is valid for three years.
July	Mobistar launches the new iPhone 4 in Belgium. With the new phone and Mobistar’s broadband network, Mobistar customers can make optimum use of mobile Internet.
October

Mobistar develops a complete TV application combining several technologies: satellite television signals (via DVB-S), terrestrial signals (DVB-T) and IPTV signals. The satellite aspect includes more than 500 television and radio channels. Via the Internet, customers can access interactive services (EPG) and content on demand (VOD). Thanks to Mobistar TV’s intelligent platform, customers can watch, record and manage their favorite programs on their TV set or cell phone.

Outlook

In 2011, Mobistar will continue to invest in growth and customer satisfaction, and will reinforce its position as a convergent player on the telecommunications market.

During the year, Mobistar will expand its TV offer. The launch of new functions and services will give customers an improved television experience. If the regulator’s plans to open up cable and the VDSL network are confirmed, they will have a positive influence on the future development of Mobistar TV’s offer as well as broadband offers, and increase competition in this segment of the Belgian market. Mobistar will actively support this proposal.

The full integration of Mobistar Enterprise Services S.A. will enable Mobistar to develop new convergent products for the small offices and home offices market and to optimize its network using the fiber optics acquired.

The implementation of the Odyssey 2011 transformation programs for the renewal of IT and network infrastructure, as well as subscriber base services, will continue in 2011.

Luxembourg

The France Telecom Group is present in Luxembourg via Orange S.A. (formerly VOXmobile), a wholly owned subsidiary of Mobistar acquired in July 2007. The Luxembourg subsidiary, VOXmobile, was renamed Orange S.A. in October 2009. The rebranding was accompanied by a complete overhaul of the product offering, making it better suited to customer needs, a reorganization of the distribution network, and a major media campaign.

At the end of 2010, Orange S.A. had 88,900 active mobile telephony customers, up from 80,700 a year earlier, an increase of 10%. Luxembourg customer ARPU increased by 9.5% in 2010. Orange S.A.’s total revenue in Luxembourg was 55.4 million euros, a 21.8% increase attributable to robust sales of mobile handsets and the growth of mobile telephony.

Romania

The Telecom Services Market

	2010	2009	2008
Population (in millions) (1)	21.5	21.5	21.5
Households (in millions) (1)	7.5	7.4	7.4
GDP growth (%) (1)	-1.9%	-7.1%	+7.2%
GDP per capita (PPP, $) (2)	5,743	5,463	6,492
Change in consumption per household (%) (1)	-3.8%	-12.8%	7.2%
Sources: (1) Eurostat. (2) IMF.

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REVENUES FROM TELECOMMUNICATIONS SERVICES (IN MILLIONS OF EUROS

Sources:

(1)  Idate.

(2)  Orange for 2010, ANCOM for 2009.

NUMBER OF CUSTOMERS (IN MILLIONS)

>

Sources:

(1)  Idate.

(2)  Orange.

After recording a fall of 1.9% in GDP in 2010, Romania’s economy appears to be one of the most affected in Europe by the crisis that began at the end of 2008, along with Greece.

Inflation was almost 8% at the end of 2010, an increase of 3.3 percentage points on the previous year, due to the combined effect of a fall in GDP, a 5 percentage point increase in VAT (from 19% to 24% in July), and a 25% reduction in public sector salaries.

Romania’s currency, the leu (RON), continues to fluctuate between 4.03 and 4.30 RON to the euro, with the currency sliding after the decision was made to increase VAT and reduce salaries.

In 2010, the telecommunications market was hard hit by the effects of the economic crisis and the draconian austerity measures implemented by the government. The sector’s fall in value is estimated at 10.4%, due to the continued decline in mobile services revenue, which fell by 12.4% compared with the previous year, and to a contraction in the mobile subscriber base, the first time this has happened in Romania. This was mainly due to a drop in the number of SIM cards on the prepaid market. Business customers also reduced their mobile fleets and optimized their telecom spending. Fixed telephony remains in a downward spiral, and only fixed Internet is growing, driven by the success of the broadband services provided by RCS&RDS and Romtelecom. Constant pressure on prices is the main driver of this market.

Mobile Telephony

	2010(1)	2009(2)	2008(2)
Revenue (in millions of euros)	2,123	2,423	2,816
Number of customers (in millions)	28.5	29.3	27.8
o/w subscribers	10.4	10.3	10.3
o/w prepaid	18.1	19.0	17.5
Sources: (1) Orange. (2) ANCOM for revenues, Orange for customer numbers.

The number of mobile customers is declining, mainly due to a drop in the number of SIM cards on the prepaid market, while the number of subscribers is growing moderately (+70,000). The number of subscribers as a percentage of the total increased by 1.2 points to 36.5% in 2010, but this figure is artificially low, for the reasons mentioned above.

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Competitive Environment

MOBILE MARKET SHARE

Source: Orange.

Orange Romania (ex-Mobilrom) is mainly in competition with Vodafone Romania (ex-Mobifon), with which it has been vying for first place in the market for many years. Despite a challenging first quarter, Orange Romania managed to consolidate its leadership. Since rebranding at the end of 2005, Cosmote (ex-Cosmorom a subsidiary of T-Mobile) has taken third place. Cosmote is continuing to seek greater market share, initially focusing on the prepaid segment, but the company is now targeting subscribers who are under contract more aggressively. With regard to the mobile market, it is worth noting that market share is significantly affected by the emphasis placed by the various operators on cleaning up their inactive customer bases, making their prepaid customer numbers difficult to compare.

In 2010, Orange Romania made its mark as leader in terms of net new subscribers thanks to the success of the Animals offers, with 78,000 new customers, versus 34,000 for Vodafone and a loss of 32,000 customers for Cosmote, which has been dealing with the integration of Zapp (Source: Orange).

The Regulatory Environment

Regulatory Framework and Authorities

Romania’s regulatory framework is based on:

•

Government Emergency Ordinance no. 79/2002 on the general regulatory framework for communications, which came into effect in September 2002;

•

Government Ordinance no. 34/2002 on access to the electronic communications network and associated facilities, which entered into effect in February 2002;

•

Law no. 304/2003 on universal service obligations and the rights of users of electronic communications services, which came into effect in August 2003;

•

Competition Law no. 21/1996, which entered into force in February 2007.

The National Authority for Communications (ANCOM) is the regulatory authority for the communications market.

The Competition Council is in charge of the protection and promotion of competition in Romania.

Changes in the Regulatory Environment

In December 2010, ANCOM published a consultation on changes in the regulatory framework for communications (Government Emergency Ordinance no. 79/2002 and Government Ordinance no. 34/2002), mainly with a view to transposing the EU directives adopted in 2009.

Regulation of Mobile Telephony

KEY EVENTS

March 2010	Harmonization of frequencies: ANCOM issues a ruling for the 880-915 MHz, 925-960 MHz, 1710-1747.5 MHz et 1805-1842.5 MHz bands.
June 2010	900 MHz: the license of Orange Romania is changed to enable the roll-out of UMTS systems.
September 2010	Internet access services: ANCOM proposes a draft ruling on quality indicators for Internet access services.
November 2010	Mobile call termination: ANCOM publishes a plan relating to the principles and methodology for calculating costs.

Spectrum – frequencies

In March 2010, ANCOM issued a ruling for the roll-out of UMTS systems in the 880-915 MHz, 925-960 MHz, 1710-1747.5 MHz and 1805-1842.5 MHz frequency bands. This ruling includes the technical conditions for the coexistence of the GSM and UMTS systems.

Orange Romania’s license was updated on June 15, 2010, and Orange then began a series of tests in the 900 MHz band before rolling out the system commercially. The conditions for the extension of the 900 MHz license that expires at the end of 2011 are yet to be decided.

The allocation of frequencies in the 2.6 GHz band may take place in 2011. For the 800 MHz band, the frequencies will only be available in 2015 (when analogue television is switched off), but the allocation may take place in 2012. The type of procedure to be used for selecting the candidates has yet to be decided by the government.

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Internet Access Services

In September 2010, ANCOM proposed a draft ruling intended to establish a set of statistical and technical parameters for Internet access services. The aim of this draft ruling is to force operators to include quality indicators in their user contracts, to publish the results on their websites and to give customers the means to verify them.

Mobile call termination rates

In application of the recommendation of the European Commission on fixed and mobile call termination rates, in November 2010, ANCOM published for consultation a draft methodology and procedures for calculating the cost of call termination services, in order to define the principles applicable to the future model. The mobile call termination rates will be set during the second half of 2011.

Regulation of Fixed-Line Telephony and Broadband Internet

KEY EVENTS

September 2010	Wholesale market for physical local loop infrastructure offers (market 4/2007): ANCOM issues its definitive ruling.
November 2010	Independence of the regulator: the European Commission sends a reasoned opinion to Romania for an infringement of European Union rules.
November 2010

Wholesale market for leased lines: ANCOM notifies the European Commission of its draft ruling relating to the obligations on operators with a dominant position in last mile access segments up to 2 Mbit/s.

January 2011	Universal Service: ANCOM issues a ruling redefining the universal service.

Wholesale market for physical local loop infrastructure access offers (market 4/2007)

In September 2010, ANCOM issued its definitive ruling on the wholesale market for physical local loop infrastructure access offers. Following a market analysis, ANCOM ruled that the operator Romtelecom had a significant influence on this market and imposed whole ex ante obligations on the company. Wholesale tariffs were lowered to €6.02 per month for full unbundling and €3.17 per month for partial unbundling. Tariff for the latter service was then lowered again to €2.14 in January 2011, and then to €1.11 in July 2011.

As the regulator deemed the wholesale market for broadband access (market 5/2007) to be competitive, no ex ante obligations were imposed on this market.

Independence of the regulator

In November 2010, the European Commission sent a reasoned opinion to Romania for non-compliance with European Union rules on the separation of the entities responsible for regulating telecommunications and those providing telecommunications services.

Market for leased line last mile access segments

In November 2010, ANCOM notified the European Commission of a draft ruling relating to the market for leased lines last mile access segments, in which the regulator proposed to designate Romtelecom as an operator exerting significant influence over the market for last mile access segments up to 2 Mbit/s and to impose standard ex ante obligations on it (network access, transparency, non-discrimination). Above 2 Mbit/s, the regulator is proposing to lift the obligations imposed in 2003. The definitive ruling was issued in January 2011.

Universal Service

Following the consultation on the universal service in October 2010, ANCOM issued a new ruling in January 2011 whereby access to fixed telephony services included access to Internet services with a speed of at least 144 kbit/s. In 2011, ANCOM will designate a universal service operator in the areas where the reasonable requirements of users are not being met.

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Orange Romania’s Activities

FINANCIAL AND OPERATIONAL INDICATORS

	2010	2009	2008
Revenue (in millions of euros)	973	1,055	1,310
Number of subscribers (in millions)
Mobile customers	10.5	11.0	10.4
o/w broadband	3.2	2.7	1.7
ARPU total (in euros per month)	6.9	7.7	9.9
Source: Orange.

In 2010, Orange Romania’s customer base contracted, due to a drop in the number of prepaid customers attributable to the consequences of the austerity measures implemented by the government halfway through the year, which reduced household consumption budgets by around 1.8 billion euros. As a result, almost half of the disposable income of Romanian households is now spent on food.

However, the number of subscribers increased by 78,000, broadly in line with 2009, mainly in the consumer segment. The increase was mainly due to the introduction in October 2009 of the Animals offers, which proved very popular throughout 2010. These offers reinforced customer loyalty, as demonstrated by a 5 percentage point fall in the churn rate, and the steady migration of prepaid customers to subscriber contracts.

The number of businesses on subscribers increased slightly compared with 2009 (+7,000), despite the reduction in mobile fleets and a fierce competitive environment.

Mobile broadband Internet grew by 11.2%, principally in the business segment (+14.1%). The launch of the new Colibri offer in the last quarter of the year boosted sales, and data traffic increased substantially due to the growing market share of Smartphones and the initial sales of tablet computers.

In usage terms, growth continued in 2010, with diverging trends depending on the type of offer. The usage of home subscribers increased by 44% thanks to the Animals offers, which include a large number of minutes to any destination. The launch of new options in the prepaid segment also led to a 28% increase in usage. However, traffic for business subscribers only grew by 9%, mainly due to the economic crisis, which led them to restrict their usage.

Distribution

DISTRIBUTION CHANNELS (AS A % OF CUSTOMER ACQUISITIONS)

Source: Orange.

Orange Romania is pursuing an active policy of expanding its distribution network, comprising its own stores (numbering 99, including 6 kiosks as of the end of 2010), by creating a vast network of franchised stores under the Orange brand (170 franchised stores as of the end of 2010, representing 4.9% of the total number of acquisitions in 2010). Orange Romania also increased the proportion of its on-line sales on a month by month basis, through its website www.orange.ro; these represented nearly 6.0% of total sales.

The Network

COVERAGE (AS A % OF POPULATION)

	2010	2009	2008
GSM Voice/Edge	99.5%	98.9%	98.8%
3G (UMTS)/ HSDPA	52.3%	47.4%	47.4%
Number of sites - 2G radio (000s)	3,522	3,273	3,122
Number of sites - 3G radio (000s)	1,376	1,162	1,104
Source: Orange.

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In 2010, Orange Romania focused its capital expenditure on improving the customer experience, by adapting the 2G and 3G access networks for the ongoing increase in traffic (notably data traffic).

The roll-out of new 2G sites was aimed at both the extension of coverage in rural areas and the densification of urban areas. The site co-localization program was stepped up considerably (92 new sites co-localized in 2010).

Densification was also carried out in the 3G network in order to improve deep indoor coverage in towns, and to extend coverage in suburban areas, where data traffic generated by new Internet usages and services has increased significantly. New 3G sites were rolled out in an additional 15 small towns, in order to improve coverage. Lastly, Orange improved its HSDPA network by launching services at speeds of up to 14.4 Mbit/s.

With a view to increasing speeds and improving network reliability, and to support the increasing growth in traffic, Orange Romania has continued to invest in modernizing its transmission network and increasing capacity and security. Two major projects have been carried out: the Mobile Backhaul Refresh programme, and the renewal of the microwave links to Bucharest, providing the necessary capacity for broadband data transport.

Key Events

February	AVON plan: offers designed for the Avon community.
April	Orange offers two new services under the Orange Care program: Bill Insurance and Smartphone Expert. Increase in mobile Internet speed to 14.4 Mbit/s in 11 towns.
June

Exclusive partnership with Metrorex to develop a solution for buying metro tickets by sending an SMS.

Automatic activation of data traffic control (introduction of a consumption limit for roaming data).

August	Launch of Smart Services (support for any type of Smartphone in Orange stores) and the “Care Center” (support for any mobile phone and repair service). Launch of prepaid Internet card.
September	Launch of the iPhone 4 on September, 24 with special offers. Creation of a new Animal, Colibri, for seven mobile Internet subscription offers.
December	Initial sales of tablet PCs under the Orange brand. Orange and the World Wide Fund for Nature launch an ecological labeling system to evaluate the environmental performance of telephones.

Outlook

In 2011, Orange Romania will focus on quality and simplicity (churn rate reduction and end-to-end customer experience improvement: technical aspects, sales and customer service), launch of an acquisition program in the business segment targeting five geographic areas, and with a focus on increasing mobile data traffic.

Orange Romania is aiming to:

•

maintain its market share in value terms;

•

remain the leading operator in terms of contract subscriber conquest;

•

boost revenues in the prepaid and business segments, which have been hit hard by the economic slowdown.

Orange will remain on the lookout for new areas of growth, and will continue its efforts in mobile data, while prioritizing the customer experience and innovation as differentiating factors. It will continue to rely on the quality of its customer service, the extensive nature of its distribution network, its loyalty programs, and the strength of the Orange brand. Moreover, Orange Romania will increase its investments in coverage and network capacity, in order to improve quality. Lastly, Orange will continue its existing transformation programs, and will roll out new ones in order to limit the erosion of its profitability and bring about a return to revenue growth.

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Slovakia

The Telecom Services Market

PRINCIPAL MACROECONOMIC INDICATORS

	2010	2009	2008
Population (in millions) (2)	5.4	5.4	5.4
Households (in millions) (1)	1.76	1.76	1.71
GDP growth (%) (1)	4.1%	-4.8%	5.8%
GDP per capita (PPP, $) (2)	22,267	21,245	22,044
Change in consumption per household (%) (1)	-0.1%	0.3%	6.2%
Sources: (1) Eurostat. (2) IMF.

REVENUES FROM TELECOM SERVICES (IN MILLIONS OF EUROS)

Sources:

(1)  Idate.

(2)  Orange.

NUMBER OF CUSTOMERS (IN MILLIONS)

>

Sources:

(1)  Idate.

(2)  Orange.

The market for telecommunications services contracted by 4.5% in 2010, despite an economic recovery estimated at 4.1%, though this was mainly driven by exports (from the automotive and electronics sectors). At the same time, household consumption declined by 0.2% and the unemployment rate, which stands at above 14%, is likely to fall very slowly. Aside from the economic environment, other factors contributed to the contraction of the telecommunications services market, such as the reduction in mobile call termination costs and the pressure on retail prices from more intense competition in mobile telephony and the fixed Internet market.

The fixed telephony market (including VoIP) further declined in 2010 (-6.9% in value terms, and -2.7% in subscriber numbers), although VoIP helped limit the drop in volume terms. New customers were mostly attracted by mobile offers, without necessarily having a fixed line or VoIP.

The market for fixed Internet services grew by 0.3% in 2010 in value terms, and by 10.5% in volume terms, to 904,000 customers at end 2010. A certain number of households are continuing to use mobile broadband offers to access the Internet, thanks to offers such as Orange’s Flybox or T-Mobile’s Flash-OFDM technology.

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Mobile Telephony

	2010	2009	2008
Revenues (millions of euros)	1,240	1,303	1,235
o/w postpaid	1,066	1,099	1,086
o/w prepaid	174	204	149
Number of customers (in billions)	5,662	5,574	5,599
o/w postpaid	3,742	3,595	3,292
o/w prepaid	1,919	1,979	2,307
Source: Orange.

The market for mobile telecommunications continued to decline in 2010, by 4.8% (Source: Orange Slovensko). In particular, the voice market contracted due to a drop in the volume of calls made, and above all, the impact of the fall in call terminations for incoming calls. The market for mobile data continued to grow, however, thanks to the proliferation of data offers linked to the sale of Smartphones and 3G modems, as well as the sale of laptops, netbooks and tablet PCs.

Mobile services revenues in Slovakia are still derived mostly from subscribers on contracts, with prepaid offers accounting for just 14% of the market (Source: Orange Slovensko).

The number of users of mobile telephony in Slovakia was 5.7 million at end 2010, with postpaid customers representing two-thirds and prepaid users one-third (Source: Orange Slovensko).

The mobile penetration rate is still above 100%, despite a slight drop in the number of prepaid voice customers.

Competitive Environment

BROADBAND INTERNET MARKET SHARE

Source: Orange.

MOBILE MARKET SHARE

Source: Orange.

Slovakia is an increasingly complex and competitive market, with a variety of offers available to consumers and businesses, including ADSL, fiber-to-the-home (FTTH), cable and mobile broadband Internet.

Orange Slovensko competes against two other operators, Telefonica O2 and T-Mobile (Eurotel), wholly owned by Slovak Telekom, which is itself wholly owned by Deutsche Telekom. O2’s entry into the market in 2007 increased competition. In 2010, O2 continued its strategy of increasing its market share by lowering its prices in the higher value segments (offers for the business segment with a price ceiling). This strategy translated into a decline in average revenue per mobile customer (ARPU) and a redistribution of market share between operators. However, Orange Slovensko maintained its number-one position in mobile telephony, with just under 50% of the market.

Regulatory Environment

Regulatory Framework and Authorities

•

The regulatory framework in Slovakia is based on Law no. 610 on electronic communications of December 2003, which entered into force in January 2004. This law is currently being amended, with a view to transposing the EU directives issued in 2009.

•

The Ministry for Transport, Construction and Regional Development took over responsibility for electronic communications on November 1, 2010.

•

The Telecommunications Office (TÚSR) is the Regulatory Authority responsible for the communications market and for enforcing rules.

•

The Antimonopoly Office (PMÚSR) is in charge of the protection and promotion of competition.

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Mobile Communications

KEY EVENTS 2010

January 2010	Market for mobile call termination: the TÚ SR issues a definitive ruling on this market (2nd cycle), authorizing asymmetric termination.
September 2010	Price control: the TÚ SR publishes a consultation proposing symmetric call terminations in 2011.

Mobile call termination rates

In application of the ruling of the TÚSR on the call termination market in January 2010, a 1.3 euro cent asymmetry was authorized for O2 until the end of the first year of regulation (February 2010-January 2011).

In September 2010, the TÚSR published a consultation on price regulation, proposing the introduction of symmetric tariffs (5.51 euro cents) for the three mobile operators. This tariff will be based on a benchmarking method that uses the last simple average calculated by BEREC for the European Union, after implementing the LRIC (long-run incremental cost) method in the absence of availability of these costs. Termination rates will remain in place until the ruling is handed down.

Number Portability

Wholesale portability tariffs have fallen substantially since 2009, following negotiations between mobile operators (5 euros in 2010, 2.5 euros in 2011).

Spectrum

•

Reuse (refarming) of the 900 and 1800 MHz bands: in February 2011, the Slovak regulator published a consultation on the use of the frequencies on the 450, 900 and 1800 MHz bands in the specific context of the expiration of mobile licenses. No decision has been reported to date.

•

Reuse of the 790-862 MHz band (digital dividend): this band has been allocated for temporary use to digital broadcasting until May 2015.

•

Frequency blocks in the 2.6 GHz band have been provisionally allocated to MMDS (Microwave Multipoint Distribution System) providers until December 2011. The TÚSR has announced its intention to proceed with a re-allocation of this band through a public tender.

Fixed/Broadband Communications

KEY EVENTS 2010

April 2010	Independence of the regulator: amendment proposing that grounds must be provided for any decision to replace the Chairman and Vice-Chairman enters into force.
April 2010	Universal Service: the TÚSR decides that an in-depth analysis of cost for the universal service should be carried out.
October 2010	Universal Service: the Public Prosecutor contests the audit of the net cost of the universal service, stating that it does not take into account all the obligations of the universal service.
November 2010	Oversight authorities: the Ministry of Transport, Post and Telecommunications becomes the Ministry for Transport, Construction and Regional Development.
November 2010	Wholesale market for local loop unbundling (2nd cycle): the TÚSR publishes a consultation on this market, including fiber.
December 2010	Squeeze: the European Commission extends the investigation into the conduct of Slovak Telekom on the broadband market to Deutsche Telekom.

Independence of the regulator

Following the removal of the Chairman of the TÚSR by the Slovak parliament in December 2008, the Commission began an infringement procedure against Slovakia in May 2009. Slovak legislation was subsequently modified in order to ensure the independence of its national telecommunications regulatory authority, and the European Commission closed the infringement procedure, as the amended legislation complies with EU rules.

Universal Service

The net cost of universal service for 2005 and 2006 has been under discussion in Slovakia since 2007. In light of the Analysys Mason report, which concluded in December 2009 that the net cost of the universal service did not constitute an unfair burden for Slovak Telekom, the Chairman of the TÚSR decided in April 2010 that an in-depth analysis of the cost of the universal service should be carried out.

In October 2010, the Public Prosecutor decided that the audit of the net cost of the universal service was incomplete. All obligations related to universal services should have been examined, and not only those provided for in the decree issued by the Ministry of Transport, Post and Telecommunications in 2004. The TÚSR agreed to take this reasoning into account in December 2010.

A definitive ruling on the net cost of the universal service for 2005 and 2006 is expected in 2011.

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Wholesale Unbundled Access

In June 2009, the TÚSR notified the European Commission of its analysis of the wholesale unbundled access market (2nd cycle). In July 2009, TÚSR withdrew its notification with a view to including information on fiber roll-out in its market analysis.

In November 2010, a modified market analysis, including fiber, was published for consultation. All remedies were proposed for access to the copper local loop network, but a cost-orientation obligation has not been suggested for access to fiber.

Competition Investigation

Since January 2009, the European Commission has been investigating the conduct of Slovak Telekom on the broadband Internet access market, in order to determine whether the operator’s practices prevented or impeded competition on this market.

In the course of the investigation, the European Commission gathered evidence of the relationship between Slovak Telekom and its parent company Deutsche Telekom. It then decided, in December 2010, to extend its investigation to Deutsche Telekom.

Orange Slovensko’s Activities

	2010	2009	2008
Revenues (in millions of euros)	755	813	833
Number of subscribers (in millions)
Internet lines FTTH	47	37	20
Mobile Customers	2,806	2,891	2,927
O/W Broadband	2,130	1,379	833
Total ARPU (in euros per month)	20.2	21.3	22.2
Source: Orange.

Orange provides mobile services in Slovakia via its wholly-owned subsidiary Orange Slovensko (OSK).

Orange Slovensko was formed in 1996 and obtained its GSM900 license the same year. In August 2001, Orange Slovensko’s license was extended to GSM 1800 technology. Orange Slovensko was subsequently granted a UMTS license in June 2002 for a 20-year period starting on the award date.

In 2006, Orange Slovensko entered the mobile broadband Internet market, with the launch of HSDPA technology on its 3G UMTS network. The following year, Orange Slovensko introduced “triple play” offers (fixed telephony, Internet access and TVoIP) by using fiber-to-the-home (FTTH) technology; at end 2010, coverage reached 305,000 homes, with speeds of up to 70 Mb/s. In 2010, Orange Slovensko succeeded in maintaining a good level of ARPU, at 242 euros per year, compared with a market average of 228 euros (Source: Orange) thanks to the segmentation of its offers and the launch of a new range of abundance offers for on-net calls. In addition, Orange Slovensko launched a program in 2010 called Orange Garancia mobile (Orange Guarantee) with a promise of getting the best offer available on the market according to the profile of the customer.

In October 2010, Orange Slovensko, in conjunction with Fun Radio, the second most popular radio station in Slovakia, launched a virtual operator under the brand name FunFon, targeting the youth market.

Lastly, the fixed-line business (FTTH) continued to grow, by 26.4% in 2010, after a very strong year in 2009 (+87.5%).

Distribution

BREAKDOWN BY DISTRIBUTION CHANNEL (IN % OF SALES)

Source: Orange.

Orange Slovensko sells its products and services in Slovakia through various distribution channels:

•

Orange Slovensko retail stores, which only sell Orange products. In 2010, there were 155 stores (five of which were directly operated and 150 of which were under franchise contracts);

•

sales teams attached to Orange stores (responsible for information and sales for VIP and business customers), and specialized in door-to-door sales of FTTH products and services;

•

specialized distributors and retailers selling prepaid cards;

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•

a specialized sales team under Orange Slovensko’s responsibility, dedicated to the acquisition and retention of business customers;

•

a customer service platform under Orange Slovensko’s direct management;

•

an on-line sales website (www.orange.sk/eshop/) where customers can obtain Orange products and services and purchase accessories.

The Network

COVERAGE (IN % OF POPULATION)

	2010	2009	2008
GSM Voice / Edge	99.6%	99.6%	99.6%
3G (UMTS) / HSDPA	69.2%	67.8%	61.1%

Number of 2G radio sites (000s)	0.78	1.90	1.80
Number of 3G radio sites (000s)	1.24	1.20	0.10
Source: Orange.

The investments made by Orange Slovensko in 2010 focused on improving the quality of 3G coverage in urban areas (densification, indoor coverage) and on modernizing the transmission network to cope with the growth in traffic and to continue improving bandwidth and reliability.

KEY EVENTS

February	Launch of data offer for roaming customers (Ahoj Data) and fixed voice offer over the GSM network (Tornado)
March	Launch of nPVR service for customers to download video stored on the network
April	Launch of optional Internet on a daily basis (Denny Internet)
May	Launch of the Orange Garanica offer which promises the best mobile offer available on the market according to the customer’s profile
October	Launch of the FunFon virtual operator, in partnership with the radio station, Funradio
2011 Outlook

Orange Slovensko’s goal in 2011 is to maintain and reinforce its leadership position, building on strong Orange brand recognition. Its main priorities make up part of the Conquests 2015 plan, emphasizing the customer retention policy, continual improvement in service quality, and increasing the attractiveness and efficiency of the distribution network. Orange Slovensko also aims to develop its content and convergence offers over a more long-term basis.

Switzerland

The Telecom Services Market

MACROECONOMIC DATA

	2010	2009	2008
Population (in millions) (1)	7.8	7.7	7.6
Household (in millions) (1)	3.4	3.4	3.3
GDP Growth (%) (1)	2.6%	-1.9%	1.9%
GDP per person (in dollars PPA) (2)	43,109	40,484	41,405
Consumption change per household (%) (1)	1.5%	1.0%	1.3%
Sources: (1) Federal Office of Swiss Statistics. (2) IMF.

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TELECOM SERVICES REVENUES (IN BILLIONS OF SWISS FRANCS)

Sources:

(1)  Idate.

(2)  Yankee Group.

(3)  Orange.

NUMBER OF CUSTOMERS (IN MILLIONS)

Sources:

(1)  Federal Communications Commission (ComCom).

(2)  Yankee Group.

(3)   Orange.

Switzerland’s economic situation improved slightly in 2010 with GDP growth of 1.5% compared to 1% in 2009. The increase in fixed-line Internet services brought by bundled offers was not matched by telecommunications services revenue, which remained stable at 16.6 billion Swiss Francs as a result of market pressure on fixed and mobile prices.

The 2.6% decrease in revenue from fixed-line telephones in 2010 was linked to the erosion of average revenue per user (ARPU) stemming from pressure on prices. Substituting mobile phones for landlines is the main cause of the decline in landline telephones. The launch of unbundled offers by Sunrise and Cablecom also caused Swisscom to lose market share.

Mobile Telephones

	2010	2009	2008
Revenue (in millions of Swiss Francs)	5,641	5,646	5,695
subscribers	4,890	4,887	4,972
pre-paid	751	752	732
Number of customers (in millions)	9.8	9.4	8.9
subscribers	5.5	5.3	5.0
pre-paid	4.3	4.1	3.9
Total ARPU (in Swiss Francs/month)	49	52	56
Source: Orange.

The mobile telephone market remained stable, as the 126% increase in penetration rate at the end of 2010 was offset by a fall in voice ARPU.

The rise in data traffic usage was not enough to offset the decrease in voice traffic, which was due to the growth of unlimited offers on all networks and pressure from MVNOs (Mobile Virtual Network Operators). Revenue from mobile data was increased by Smartphone sales, and particularly the iPhone, accounting for nearly 30% of handset sales in 2010.

The slow economic recovery increased roaming revenue compared to 2009, notably in the consumer market.

Internet subscriptions grew by 6%, helped by improved ADSL penetration, together with the increasing popularity of IPTV and triple play offers.

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The Competitive Environment

BROADBAND INTERNET MARKET SHARE

Source: Orange.

MOBILE MARKET SHARE

Source: Orange.

In 2010, competition was tough in the Swiss market for the following segments: mobile, fixed-line, and broadband Internet. The market’s maturity led operators to launch more unlimited and convergence offers.

The Swiss market has three main operators; Swisscom, Sunrise, and Orange. Swisscom, the incumbent operator, offers a wide range of services for consumer and business customers, and remains by far the largest player in the Swiss telecommunications market. In 2010, Swisscom focused its efforts on expanding its IPTV presence via its flagship Swisscom TV product and its bundled triple-play offers (Casa Vivo).

Sunrise, which offers fixed-line services, broadband, and mobile Internet, is continuing its strategy of unbundling access to compete with the former monopoly. Sunrise sells convergent mobile, fixed-line, and broadband Internet access (ADSL free for life). In September 2010, CVC Capital Partner bought Sunrise from TDC and confirmed that its strategy remained unchanged.

The most important events in the 2010 Swiss MVNO market were the launch of MTV Mobile and 20minutes Mobile on the Sunrise network as well as that of OK Mobile on the Orange network. Niche players continue to dominate the MVNO market, mainly the so-called “ethnic” (Lyca, Lebara, and Yallo) and low-cost (Aldi) segments.

Cablecom, Switzerland’s leading cable operator, which is not present in the mobile segment, continued to enrich its propositions with higher broadband access quality and TV content. It also continued to push its triple-play offers putting it in direct competition with Swisscom.

The regulatory environment

Regulatory Framework and Authorities

The telecommunications law of April 30, 2007, governs the telecommunications regulatory framework in Switzerland.

The Federal Office of Communications (OFCOM) handles questions relating to telecommunications and broadcasting and prepares the decisions of the Swiss government, the Federal Department of the Environment, Transport, Energy and Communications (DETEC), and the Federal Communications Commission (ComCom).

The Federal Communications Commission (ComCom) is the regulatory authority for the telecommunications market.

The Swiss Competition Authority (COMCO) handles competition issues.

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Mobile Telephone Regulations

KEY EVENTS

January 2010

Price transparency and consumer protection: adoption of new obligations in terms of price transparency and consumer protection, in order to better inform customers about international roaming tariffs and the existence of a conciliation body.

April 2010	Spectrum: In accordance with the new terms of its GSM concession (technological neutrality), Orange may now use the 900MHz frequencies allocated in the re-farming to roll out the UMTS network.
April 2010

Orange/Sunrise Merger: The Competition Authority prohibited the acquisition of Sunrise AG by France Telecom S.A. due to the supposed creation of a dominant collective position which could hinder effective competition. Following this decision, the two operators ended their merger project in June 2010.

September 2010

Mobile termination rates: Orange, Swisscom, and Sunrise signed new mobile termination rate agreements which anticipated an initial reduction on October 1, 2010 (Orange/Sunrise: CHF 10 cts, Swisscom: CHF 8 cts) and a further reduction on January 1, 2011 (Orange/Sunrise: CHF 8.75 cts, Swisscom: CHF 7 cts).

September 2010

Revision of Telecommunications Law: The Federal Committee published its report on the Swiss telecommunications market. Different chapters of the report recommend that the regulatory guidelines be revised. However, the Federal Committee renounced any revision of the telecommunications law in the immediate future. Nevertheless, in November 2010, ComCom announced that it was in favor of certain points of the law being revised. Also Parliament could, in the next few months, reopen the debate on a possible revision of the law.

September 2010

MobileComCo investigation on mobile termination rates: The Competition Authority decided to suspend the ongoing investigation of Orange, Sunrise, and Swisscom concerning mobile termination rates until the Federal Tribunal has pronounced its decision on the appeal made by the Competition Authority against the Federal Administrative Tribunal to cancel the fine given to Swisscom for abuse of a dominant position regarding mobile termination rates (phase I of the investigation covering the period up to June 1, 2005).

September 2010

Fixed-line termination rates: Following an appeal made by Orange in 2008 to the Berne Commercial Court and an agreement concluded with Swisscom in August 2010, Swisscom paid Orange 2,233,446 CHF for abusive fixed-line termination rate billing over the period 2000-2006.

November 2010

Spectrum: ComCom launched a public tender bid for the allocation of mobile telephone frequencies (800, 900, 1800, 2100, and 2600 MHz bands), including for frequencies currently allocated to GSM and UMTS mobile phone operators whose licenses are due to expire in the near future. The bidding is planned for the 2nd quarter of 2011 and the deadline for applications is March 18, 2011.

Mobile call termination rates

New agreements regarding mobile termination rates were signed by Orange, Swisscom, and Sunrise in September 2010. These agreements extend the 2007 glide path and anticipated rate reductions in October 2010 and January 2011 (see table below), keeping an asymmetry favorable to Orange.

in euro cents/minute	October 2010	January 2011 (1)
Orange/Sunrise	10	8.75
Swisscom	8	7
Absolute asymmetry	2	1.75
Relative asymmetry	25.00%	25.00%
(1) 2011 rates are applicable until June 30, 2012.

Fixed-Line Telephone and Broadband Internet Regulations

KEY EVENTS

February 2010	Fiber optics: fifth round table on the deployment of fiber optic networks was organized by ComCom.
March 2010

Leased lines: ComCom announced that Swisscom is dominating the leased lines market. These leased lines should now be priced based on costs according to the LRIC methodology. However, this decision was not entered into force due to Swisscom’s appeal to the Federal Administrative Tribunal against this decision.

August 2010	Fiber optics: sixth round table organized by ComCom.

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Leased lines

On March 10, 2010, ComCom decided that Swisscom held a dominant position on the leased lines market. With this decision, it required Swisscom to supply leased lines at cost-based prices. This significantly reduced monthly rates (by 15-30%) for 2007, 2008, and 2009. Swisscom was also required to publish a regulated base offer for leased lines of between 2 Mbit/s and 10 Gbit/s within 3 months. Until then, Swisscom considered that only leased lines with less than 2 Mbit/s should be regulated by cost-based pricing according to LRIC methodology. ComCom’s decision did not however come into force because Swisscom appealed to the Federal Administrative Tribunal. A final decision on this is unlikely before 2011.

Fiber optics

In February and August 2010, ComCom organized the fifth and sixth round tables devoted to the deployment of fiber optic networks. The purpose of these round tables and their different working groups was to coordinate and accelerate the deployment of fiber optics. They enable market players to agree on collaboration models and to negotiate network access conditions outside of all regulations. The principles adopted avoid duplicating network infrastructures and guarantee competition. Technical specifications have been defined and a common platform for connecting customers is expected to be launched soon, based on early trials.

Orange Switzerland’s Business

FINANCIAL AND OPERATIONAL INDICATORS

	2010	2009	2008
Revenue (in millions of Swiss Francs)	1,295	1,296	1,310
Number of subscribers (in millions)
Fixed-lines	10	11	12
Mobile Customers	1,571	1,565	1,543
Mobile Broadband customers	642	475	314
Total mobile ARPU (Swiss Francs/month)	59.4	59.5	63.4
Source: Orange.

Orange Communication S.A. entered the Swiss telecommunications market in June 1999 as the third mobile operator. Orange’s mobile network covers 99% of the Swiss population and offers broadband Internet and fixed-line and mobile voice services.

The customer base was stable in 2010. The number of corporate customers continues to grow, while the consumer sector’s performance dropped in the first half of the year as a result of the aborted Sunrise merger project. This was offset by a solid performance in the second half, led by a new flagship mobile subscription offer.

Average revenue per user (ARPU) fell due to the increase in unlimited offers and a higher proportion of data communication offers. Nevertheless, Orange continues to have the highest ARPU of the Swiss market, thanks to the success of the iPhone and Sunrise’s rate reductions.

Offers

In 2010, Orange focused on its mobile operator strategy. Its new flagship subscription offer, Orange Me, was launched in August to adapt its service portfolio to changes in its customers’ consumption habits. The Orange Me concept is to offer customers an “à la carte” service, where the user can customize the subscription according to his or her requirements for voice, SMS, and mobile data consumption. This new offer strengthens Orange’s position and commercial performance in the market. The success of Orange Me confirms the change in Swiss customers’ consumption habits, moving towards bundled “all inclusive” offers, and strengthens the leadership image of Orange being close to customers. The launch of Orange Me was accompanied by a new communication campaign which made Orange stand out from other telecommunications operators.

In addition to this product change, Orange prioritized its portfolio of CARE offers, which provide a range of complementary services to help high-value customers use the services to which they have subscribed and to encourage their use.

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Distribution

DISTRIBUTION CHANNELS (IN % OF CUSTOMER ACQUISITIONS)

(1)  Source: Orange.

Orange Communication S.A. sells its products and services through various distribution channels in Switzerland:

•

78 Orange Centers, exclusively selling Orange products;

•

an indirect distribution network that continues to generate a significant proportion of new customers;

•

a specialized sales force dedicated to the acquisition and retention of business customers;

•

a dedicated on-line store on the Orange website (www.orange.ch), where customers can obtain Orange products and services as well as purchase accessories.

The Network

COVERAGE (IN % OF POPULATION)

	2010	2009	2008
GSM Voice / Edge	99%	99%	99%
3G (UMTS)	90%	90%	88%
HSDPA	84%	77%	77%
Number of 2G radio sites (000s)	3.4	3.4	3.4
Number of 3G radio sites (000s)	2.1	1.9	1.7
Source: Orange.

In 2010, Orange Switzerland focused on improving mobile broadband customer satisfaction.

New sites were opened, with the goal of improving deep-indoor coverage in cities. Approximately 1,500 sites were updated, in order to bring HSDPA coverage up to 84% of the population by year-end. All Orange Switzerland’s mobile 3G network sites are HSDPA compatible and offer customers 7.2 Mb/s high quality data transfer.

The increase in data traffic led to the undertaking of a major program to update the network, started in 2009. This is to ensure that speeds offered to our customers do not deteriorate and to improve the reliability of our network. New site connection solutions were implemented in this way in 2010 and more are planned in the future. These solutions include fiber optic links and IPMPLS technology. The priority was optimizing of “end-to-end” data services with the implementation of IP solutions.

KEY EVENTS

February	Orange opens 12 new points of sale in Globus stores throughout Switzerland.
March	Orange launches CineDay, offering subscriber customers the chance to take a friend to the movies for free.
April	Orange enhances its prepaid offer with its famous three favorite numbers.
May	Orange launches a service for downloading PC games, called “Orange PC Games”.
August	Orange launches Orange Me, its new flagship mobile subscription offer.
September	Orange is rated best mobile operator for 2010 in Suisse Bilanz magazine’s annual telecom operator awards, beating Swisscom and Sunrise, who remains third.
October	Orange launches a new mobile offer called “Orange Comfort”, with a low call rates.
December

In partnership with Valora (kiosk retailer), Orange launches a prepaid service called Ok-mobile. Prepaid recharges are available in all large K kiosks and Presse&Buch stores and are part of Valora’s ok product line.

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Outlook

In 2011, the France Telecom group’s main objective in Switzerland will be to continue developing a major, high-quality alternative operator. Priority will be given to the customer experience, loyalty, and quality. In order to reach its objectives and to simplify the business process in the eyes of its customers, Orange Switzerland will invest heavily in information technology in 2011. At the same time, Orange Switzerland will continue to focus on simplifying its portfolio of value offers for its Smartphone customers, extending its activities in the SoHo business market sector and rolling out new MVNOs, while remaining selective.

Additionally, Orange Switzerland will continue to invest in the network and new access technologies with the goal of improving coverage, quality, and bandwidth.

Moldova

Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2010	2009	2008
Population (in millions)	3.6	3.6	3.6
GDP growth (%)	3.2%	-6.5%	7.8%
GDP per person (in dollars PPP)	2,959	2,839	3,004
Source: IMF.

TELECOM SERVICES REVENUE (IN BILLIONS OF LEI)

Source: ANRCETI.

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: ANRCETI.

The telecommunications market in Moldova improved following the crisis in 2008-2009, seeing 9.3% growth by value, mainly from mobile and Internet. The fixed-line telephone sector remained stable. The mobile market represents 58.4% of the total market, up 2.3 points, while fixed-line telephony was down 3.2 points, at 32.4%. Internet activity rose 0.9 points, to 9.2%.

The number of new fiber customers (FTTx) doubled in 2010 to reach 49,400 subscribers, representing 61% of net acquisitions in broadband Internet. 2010 thus marks a disruption in the market, with “fiber” customers overtaking ADSL, whose broadband market share fell 10 points. Strong competition between the incumbent operator, Moldtelecom, and Starnet, the leader of the alternative operators, brought the price of fiber offers down to that of ADSL.

The Competitive Environment

MOBILE MARKET SHARE

Source: ANRCETI.

Orange Moldova is the market leader, with 63.2% market share by volume in 2010.

Moldcell, the number two operator behind Orange, pursued an aggressive pricing policy in order to win market share(+2.3 points).

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Competition intensified in the mobile broadband sector in 2010, following Unite’s (the number three mobile player and mobile subsidiary of the incumbent operator) launch of its 3G/HSPA network during the second quarter of 2010 and national 3G coverage by the end of the year. Unite’s broadband Internet and voice offers now compete directly with those of Orange, which had previously been the only operator with such coverage. Unite accompanied this deployment with a significant expansion of its point of sale network.

The regulatory environment

Regulatory Framework and Authorities

The telecommunications regulatory framework in Moldova is governed by the law of November 15, 2007, on electronic communications. Additionally, the law adopted on January 26, 2010, regarding cyber crime control, imposes requirements to store Internet traffic data. The regulatory agency for electronic communications and information technology (ANRCETI) is responsible for regulating the telecommunications sector. The national agency for the protection of competition, created in 2007, is responsible for protecting and promoting competition.

Mobile Communication

KEY EVENTS

February 2010	GSM Services: ANRCETI suspends Eventis’ license.
April 2010	Mobile call termination ANRCETI approved methodological principles relating to cost models for interconnection services.
July 2010	Mobile call termination ANRCETI approved the definition of relevant market.
November 2010	Market liberalization ANRCETI lifts the restriction on mobile operators to immediately terminate national and international calls on their GSM and UMTS networks.
November 2010	Mobile call termination ANRCETI announces the mobile operators holding a dominant position and launches a survey on the ex-ante requirements to be put into place in this market.
November 2010	Number portability: ANRCETI published a survey regarding implementing a number portability program over the period 2011/2013.
December 2010	Mobile call termination: ANRCETI adopted its decision on ex-ante obligations in the market 7/2007.

GSM Services

At the end of 2009, the regulator decided that the operator Eventis had not fulfilled its coverage and network deployment obligations, as required in its GSM license, which had been temporarily suspended in February 2010. Eventis is currently for sale.

Mobile Call Termination Market

In April 2010, ANRCETI approved the methodological principles relating to interconnection service cost models, on the basis of the European Commission May 7, 2009 recommendations on fixed and mobile terminations. The decision gave a list of models which may be used, but postpones the choice of model to a later date. As regards mobile telephony, only 2G network costs will be taken into account. Interconnection costs will be calculated according to forward-looking long run average incremental cost (FL-LRAIC) over a three year period, then according to the long-term incremental cost method.

In July 2010, ANRCETI approved the decision relating to the identification of the mobile call termination market. These markets include mobile call termination on each of the mobile networks, regardless of the call’s origin and the operator requesting the service.

In November 2010, ANRCETI designated the mobile network operators in a dominant position in the mobile call termination markets (market 7/2007) and launched a survey on the ex-ante obligations to be imposed on these markets. This decision was adopted in December 2010. As regards price controls, the mobile call termination rate glide path is as follows:

Rates per minute (in USD)	Orange	Moldcell	Unite
January 2011	0.0560	0.0602	0.0665
July 2011	0.0476	0.0518	0.0599
January 2012	0.0414	0.0414	0.0527
July 2012	0.0360	0.0360	0.0461

Starting from January 2013, rates will be calculated using a cost model which is currently under development, and from January 2014, rates will be based on the so-called pure LRIC cost method.

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Mobile number portability

In November 2010, ANRCETI launched a survey on the implementation of number portability over the period 2011 to 2013. A working group was formed to study the implementation of number portability, in order to define the applicable framework. The implementation of mobile number portability is expected in January 2013.

Fixed-line and broadband communications

KEY EVENTS

March 2010	Wholesale unbundled access market and wholesale broadband access market (markets 4 and 5): ANRCETI identifies the relevant markets for these markets, including xDSL access.
April 2010	Fixed-line call termination: ANRCETI approves methodological principles relating to cost models for interconnection services.
July 2010	Wholesale fixed-line call termination market (market 3): ANRCETI approves the decision regarding identifying market 3.
August 2010	Wholesale fixed-line telephone markets (markets 2/2007 and 10/2003): ANRCETI adopts a decision on the identification of these markets.
August 2010	Wholesale unbundled access market and wholesale broadband access market (markets 4 and 5): ANRCETI launched a consultation on ex ante obligations to be put in place in these markets.
September 2010	Wholesale unbundled access market and wholesale broadband access market (markets 4 and 5): ANRCETI determines that Moldtelecom has a significant position over these markets.
November 2010

Wholesale fixed-line call termination market (market 3): ANRCETI determines that all the fixed-line operators have a significant influence on their market and launches a survey on the ex ante obligations to be put in place.

November 2010	Broadband: a program to develop broadband access is approved for 2010/2013.
December 2010	Wholesale fixed-line call termination market (market 3): ANRCETI adopts applicable regulatory obligations in this market.

Wholesale markets for unbundled access and wholesale broadband access

In March 2010, ANRCETI adopted a decision on the identification of the wholesale markets for physical infrastructure access offers and activated broadband offers (bitstream), including broadband offers based on xDSL technologies. In September 2010, it adopted a further decision on the dominant position of Moldtelecom on these markets. Applicable remedies are currently under study.

In November 2010, the Minister for Information and Communication Technologies adopted a program to develop broadband Internet access for 2010-2013. This program covers the allocation of broadband frequencies (2.5-2.69 GHz and 3.4-3.8 GHz).

Wholesale fixed-line call termination market (market 3):

In July 2010, ANRCETI approved the decision relating to the identification of the wholesale fixed-line call termination market. These markets concern call termination on each of the fixed-line networks, regardless of the call’s origin and the operator requesting the service.

In November 2010, ANRCETI considered that all the fixed-line operators had a significant influence on the fixed-line call market terminating on their networks (market 3) and adopted ex ante regulations on this market. In terms of rate control, the glide path is as follows:

Moldtelecom’s fixed-line call terminations:

Tariffs per minute	F2F (local), in MDL	F2F (national), in MDL	M2F (local), in USD	M2F (national), in USD
January 2011	0.062	0.142	0.0265	0.0265
July 2011	0.062	0.142	0.0222	0.0222
January 2012	0.062	0.142	0.0174	0.0189
July 2012	0.062	0.142	0.0139	0.0164

Alternate operators’ fixed-line call terminations:

Rates per minute	F2F (local), in MDL	F2F (national), in MDL	M2F (local), in USD	M2F (national), in USD
January 2011	0.074	0.171	0.0265	0.0265
July 2011	0.074	0.171	0.0222	0.0222
January 2012	0.070	0.160	0.0174	0.0189
July 2012	0.070	0.160	0.0139	0.0164

From January 2013, rates will be calculated according to a cost model that is currently being developed.

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Orange Moldova’s Business

FINANCIAL AND OPERATIONAL INDICATORS

	2010	2009	2008
Revenues (in millions of euros)	157	150	137
Number of subscribers (in millions)	1,724	1,586	1,457
Total mobile ARPU (euros per month)	7.8	8.1	8.6
Source: Orange.

In 2010, Orange Moldova saw significant growth in both revenues and customer base, despite the still fragile macro-economic context, increasing competition and resulting price pressure.

Orange Moldova’s mobile broadband offer, Internet Acum, attracted over 70,000 customers in 2010 due to its wide 3G/HSPA coverage nationwide, the excellent network quality, and speeds of up to 21 Mbit/s.

The launch, in May, of new, segmented subscription offers (Animals) supported Orange Moldova’s sales, at a time when its main competitor, Moldcell, was rolling out its new brand identity. These offers also strongly contributed to the retention of its contract customer base and limited revenue erosion per subscriber to a significant extent, despite heavy competitive pressure.

The integration of the alternative operator, Telemedia, acquired in early 2009, contributed to Orange Moldova’s success in the business sector, broadening its array of fixed-line services.

Distribution

During 2010, Orange Moldova strengthened and extended its distribution network, composed of various channels. In particular, Orange improved the quality of its retail network and increased its control through the opening of 25 franchised stores. To a large extent, Orange owes its leadership in the prepaid sector, to its strong marketing presence and the capillarity of its prepaid distribution network, which has more than 4,400 points of sale nationwide, a 60% increase in 2010.

KEY EVENTS

May	Orange Moldova launches Animals contract offers
July, September	Orange Moldova carries out the first LTE tests in Moldova

Outlook

In 2011, Orange Moldova expects to continue its transformation into a diversified and integrated operator. To achieve this, Orange Moldova will focus on:

•

improving the quality of communications, its distribution network, and its customer service;

•

diversifying its products and services portfolio;

•

stimulating usage and revenue per customer while retaining market share;

•

integrating new activities, while maintaining the efficiency of its organization.

The success of these actions will enable Orange Moldova to mitigate the negative effects of new regulatory measures announced at the end of the year, particularly a significant reduction in call terminations as of January 1, 2011, which will have a considerable impact on revenues and margin (introduction of an asymmetry in favor of the competition).

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6.3.4.2   Africa and the Middle East

Egypt

The telecom services market

MAIN MACRO-ECONOMIC INDICATORS

	2010	2009	2008
Population (in millions) (1)	84.6	83.0	81.5
Growth of GDP (%) (2)	+5.3%	+4.7%	+7.2%
GDP per person (in dollars PPP) (1)	5,920	5,660	5,440
Sources: (1) Pyramid Research. (2) IMF.

TELECOM SERVICES REVENUE (IN BILLIONS OF EGYPTIAN POUNDS)

Source: Pyramid Research.

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Pyramid Research.

The growth rate of Egypt’s Gross Domestic Product at the end of 2010 was estimated at 5.3%, a 0.6 point increase over 2009.

Mobile Telephone

	2010	2009	2008
Number of Customers (in millions)*	62.1	54.1	40.4
Subscriptions	59.7	52.4	38.8
Pre-paid	2.3	1.8	1.5
Source: Pyramid Research.

While the penetration rate of fixed-line telephones continues to fall and the development of broadband Internet remains very limited, the mobile penetration rate continues to increase, offering the possibility of growing data and mobile Internet activities.

Mobile penetration rates reached 73% at the end of 2010, with 62.1 million customers, an increase of 15% from 2009.

The Egyptian market is comprised of 97% pre-paid customers. Operators are increasingly extending their offers towards the lower end of the market, reducing connection charges, offering low cost mobile telephones, and allowing customers to recharge small amounts. Operators are expanding their geographic coverage into rural areas, but this results in a drop in average revenue (ARPU), and they are also continuing their development amongst middle class customers.

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The Competitive Environment

MOBILE MARKET SHARE

Source: Pyramid Research.

The Egyptian market is characterized by an increasingly competitive environment and a shortage of available telephone numbers. However, alliances and integrations are changing the shape of the telecommunications market and leading different players to move towards a convergence strategy. Competition between mobile operators is moving increasingly towards the Internet market, business solutions, and potentially, to fixed-lines.

ECMS was the first operator to launch mobile services in Egypt under the Mobinil brand. Vodafone Egypt is the second operator to enter the market, under the name ClickGSM, and has positioned itself in the high value-added customer sector, thanks to its 3G network. Etisalat, a subsidiary of Etisalat U.A.E., is the third operator in the market.

In 2010, Mobinil retained its strong position in the market and saw a significant increase in subscriber numbers in a mature market.

The regulatory environment

Regulatory Framework and Authorities

The Egyptian telecommunications sector is governed by Law no. 10/2003 of February 2003. The Minister of Communication and Information Technology defines telecommunications policy.

The National Telecommunications Regulation Authority (NTRA) is responsible for telecommunications regulation.

Mobile Communication

KEY EVENTS 2010

March 2010

Network traffic and interference management: the NTRA, the Libyan regulatory authority, and the two countries’ operators sign a coordination agreement to prevent network traffic overload and interference between the two countries.

March 2010	VoIP: The NTRA reminds the mobile operators concerned of their obligation to use the Egypt Telecom gateway for international traffic.
March 2010

Network traffic and interference management: the Egyptian, Saudi-Arabian, and Jordanian regulatory authorities, as well as their respective mobile operators, sign a coordination agreement to prevent network traffic overload and interference between their countries.

April 2010	Termination rates for mobile calls: negotiations begin between Mobinil and the NTRA in preparation for setting national call termination rates based on costs.
April 2010	Blocking stolen mobile handsets: the NTRA proposes a solution for blocking mobile handsets that are either stolen or have an erroneous or duplicated IMEI code.
April 2010	Internet Development: the NTRA holds a conference on Internet development and its expansion to the entire population.
June 2010	Termination rates for international calls: the Administrative Court suspends the NTRA’s decision imposing a rate decrease that would be unfavorable to Mobinil.
June 2010	Emergency Numbers: the NTRA requests that the operators block prank calls to emergency numbers.
December 2010	Number Portability: new conditions applicable to mobile operators enter into force.

Network traffic and interference management

In March 2010, the NTRA signed coordination agreement to prevent network traffic overload and interference around the borders of their countries with the Libyan, Saudi-Arabian, and Jordanian regulatory authorities, as well as their respective operators.

VoIP

In March 2010, the NTRA reminded mobile operators that they must, in accordance with national regulations, use the Telecom Egypt gateway for international traffic, and must therefore block applications using VoIP, including Skype, on their networks.

Call termination rates

In April 2010, the NTRA and mobile operators began negotiations in preparation for the implementation of cost-based rates for national call termination rates.

For international traffic, Mobinil uses the Telecom Egypt technical gateway to send and receive. Following an appeal by Telecom Egypte, the NTRA decided to reduce the rate implemented by Mobinil for its entering traffic vis-à-vis Telecom Egypte. This decision was suspended by the Administrative Court on June 5, 2010, pending a decision on its grounds.

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Blocking stolen mobile handsets

In April 2010, the NTRA proposed that a database be implemented to block mobile handsets that are either stolen or have an erroneous or duplicated IMEI code. On November 28, 2010, the NTRA decided that non-certified mobile handsets would be disconnected in several stages:

•

starting from January 8, 2011, all handsets with non-certified IMEI codes would be disconnected;

•

starting from February 28, 2011, all phones containing void IMEI codes or codes with only zeros will be disconnected.

Internet Development

In April 2010, the NTRA held a conference on developing Internet access to the entire population, while underlining the operators’ roles in this area.

Number Portability

In December 2010, the NTRA announced the implementation of new conditions concerning the portability of telephone numbers applicable for the three mobile operators, terms mainly applicable to business professionals. The portability rate was reduced from 75 Egyptian pounds to 25 Egyptian pounds. On December 27, Mobinil commercialized its new portability service for mobile telephone numbers.

Mobinil Activities

FINANCIAL AND OPERATING INDICATORS

	2010	2009	2008
Revenue (in millions of Egyptian pounds)	10,576	10,807	10,015
Number of subscriptions (in millions) (1)
Mobile customers	30.2	25.4	20.1
Packages	0.8	0.7	0.6
Prepaid offers	29.4	24.7	19.5
Total ARPU (in Egyptian pounds per month)	30.8	38.5	46
Source: Mobinil.

Orange holds 71.25% of Mobinil (Mobinil Telecom–munications S.A.E.), which holds 51.0% of Egyptian Company for Mobile Services (ECMS), operational company that carries out its business under the Mobinil name. The remaining 28.75% of Mobinil is held by the Egyptian Orascom Telecom group, which also directly holds 20% of ECMS, whose shares are listed on the Cairo and Alexandria Stock Exchanges.

On July 13, 2010, France Telecom and Orascom signed agreements that put an end to their disagreements pertaining to their investment in Mobinil.

ECMS was founded in 1998 and its GSM 900 license was granted to them the same year. In 2007, a 15-year UMTS license was granted to ECMS for 3.7 billion Egyptian pounds (on a structured settlement) and an annual percentage of 2.4% of total revenue. After 2022, this license is renewable without extra charges for periods of five consecutive years. The 2G license already held will automatically renew for a nine and a half-year period and will expire at the same time as the 3G license. A coverage plan detailed over five years accompanies the grant of the license, and the regulations authority (NTRA) guaranteed to Mobinil the grant of other frequency bands, a special rate applicable to its customers for communications within its network (“on net” mode), and a new reserved network code.

Mobinil signed a share buyback agreement with InTouch Communications, a subsidiary 100% owned by Orascom Telecom Holding, concerning the 100% acquisition of LINKdotNET and Link Egypt (LINK). The sale concerns solely Link’s Internet services and Egyptian operations.

Mobinil’s customer base reached 30.2 million at the end of 2010, a 19.2% increase compared to 2009 (+4.2 million customers), and is comprised of 97% of customers with prepaid plans. The annual revenue reached 10.6 million Egyptian pounds in 2010, a 2.2% decrease from 2009. The average revenue per subscriber continued to decrease in 2010 (-20%) to reach 31 pounds, mainly from an increase in competition between operators, the acquisition of new clients with less buying power, and lack of telephone numbers to allocate.

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Offers

Contract type	Name/Price (in Egyptian pounds)	Main characteristics
Monthly Packages	STAR from 25 to 500 pounds/month

A range of offers with monthly payment, unlimited calling to mobiles or landlines and free services (free number, conference calling): Star Favorite Number-Light, Star Favorite Number- Premium, Star Unlimited Mobinil- Light and Star Max (new rate plan launched this year that includes all expectations in terms of mobile communication)

Prepaid cards	ALO

Range of user-friendly and personalized offers with different prices per minute and per SMS (Alohat for young people, Region for older people, Tourist for tourists, El Masry, Alo Bedoon Shoroot, and Alo Kalam Aktar launched in October)

Monthly packages for business clients	New Business Package from 25 to 500 pounds/month	Range of personalized offers meeting business customers’ needs, which offer more flexibility and benefits to business customers
Mobile broadband	Monthly Packages Prepaid card with optional Internet from 5 to 150 pounds/month Unlimited mobile Internet

Monthly packages including a volume of traffic and allowing Internet access anywhere, without additional charges or commitment thanks to a prepaid Internet line.

Mobile packages with unlimited Internet access that allows the customer to surf and benefit from unlimited Internet access. The user policy limits access to 110 Mbit/s, after which the customer continues to benefit from Internet access, but with lower speed.

Distribution

Mobinil sells products and services in Egypt through different distribution channels:

•

stores wholly owned by Mobinil, which increased from 42 in 2009 to 44 in 2010;

•

a network of 60 franchises in 2010;

•

Mobinil kiosks, stationed in universities and which provide products and services to students;

•

outsourced kiosks, which offer products such as recharge cards and Alo lines in the subway, train stations, and ports;

•

specialized distributors and retailers. In 2010, approximately 9,032 of these points-of-sale offered Mobinil products and services.

The Network

The Mobinil 2G network covers 99.7% of the Egyptian population in December 2010 Additionally, Mobinil installed more than 500 radio sites in 2010 to service the majority of the major cities in Egypt.

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Key Events

January

The launch of Mobinil’s unlimited mobile Internet offer which allows customers to surf and benefit from unlimited Internet access. The user policy limits access to 110 Mbit/s, after which the customer continues to benefit from Internet access, but with lower speed.

March

Mobinil’s launch of Baladna, a new regional offer where Mobinil customers that live outside of the Cairo region can take advantage of the lowest call rates per minute (0.08 pound) when calling Mobinil numbers.

Mobinil’s launch of New Business Packages which offer more flexibility and corporate customer benefits.

April	Mobinil’s launch of the first electronic payment services network in Egypt, thanks to Fawry services.
June

New area code 0150: Mobinil introduced the new calling code, the first 11-digit number in Egypt. This followed the first phase of migrating the already existing Mobinil calling codes [012, 017 and 018] towards 10 and 11 digit numbers, following the National Telecommunications Regulation Agency’s (NTRA) plan to redefine the calling codes of all Egyptian operators.

August

Mobinil launches its Ahsan Nas rate plan. From now on, all current and new prepaid customers can call four Mobinil numbers of their choice from 12pm to 6pm and they can make calls the rest of the day for only 0.05 Egyptian pound per minute. To take advantage of these benefits, customers must recharge minutes three times on any mobile phone or fixed line in Egypt.

September	Mobinil’s launch of Star Max offering unlimited calls and texts to any operator in Egypt, free Blackberry service, unlimited mobile Internet and a USB modem and free data plan.
October	Mobinil’s launch of ALOKalam Aktar et Bedoon Shoroot (offering one price of 0.14 EGP/minute for Mobinil-network calls from the first minute with no conditions or additional charges).
November	Mobinil’s launch of Call Charge & Credit Balance SMS.
December	Mobinil’s launch of the “Recharge and Win” offer Mobinil, in partnership with the Egyptian Postal Service, launched a stamp to celebrate its 30 millionth customer.

Outlook

ECMS anticipates a future market rationalization with stabilization of the competitive situation. In this context, ECMS will try to find a new dynamic thanks to new service innovations, notably those coming from the integration of LIN dotNet).

ECMS’s priorities for 2011 will consist of:

•

maintaining a strong hold on the mature mobile market in Egypt;

•

profiting from the integration of LINKdotNET to ensure revenue and profit margin growth thanks to broadband innovations;

•

placing customers at the heart of the strategy in different areas such as service quality, network quality, and innovation.

Ivory Coast

The telecom services market

MAIN MACRO-ECONOMIC INDICATORS

	2010	2009	2008
Population (in millions) (1)	21.6	21.1	20.6
Growth of GDP (%) (2)	+3.0%	+3.8%	+2.3%
GDP per person (in dollars PPP) (1)	1,750	1,700	1,660
Sources: (1) Pyramid Research. (2) IMF.

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NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Pyramid Research.

At the end of 2010, the Ivory Coast had 43,418 Internet subscribers (ADSL) and Côte d’Ivoire Telecom is the leader of this market with 89.6% of the market (Source: Côte d’Ivoire Telecom).

The mobile market has gone from 11.8 million to approximately 13.9 million SIM cards from 2009-2010, a 17.8% increase. During the same time period, the mobile market penetration rate has risen from 56% to 64%. This increase in penetration rate is driven by the decrease in handset costs, the decrease in communication costs, and the operators’ expanding coverage.

The Competitive Environment

MOBILE MARKET SHARE

Source: Côte d’Ivoire Telecommunications Agency (ATCI).

The market is characterized by a high level of competition linked to the presence of five operators, three of which have decisively adopted a low-cost strategy through an aggressive bonus policy. Orange has the strongest market share and maintains its competitive advantage due to coverage and network quality.

Competition was particularly tough in 2010 in the mobile phone market in a regulatory environment marked by a continued decrease in interconnection rates (0.069€ to 0.066€ on January 1, 2010) under the pressure of new players in the market (Moov, Koz, and Green). Additionally, in 2010, the operators continued to develop very aggressive promotional in-network rates with pass options. These two developments increased in-network traffic. Promotions also favored multi-equipment in SIM cards, which increased from 37% of users in 2009 to 39% in 2010 (Source: Orange Côte d’Ivoire).

In order to preserve value and retain customers, the operators resorted to animated campaigns and actions targeting young customers by launching dedicated offers or targeting high-revenue customers with the release of Smartphone and Blackberry offers.

Lastly, thanks to the Africa Nations Cup and the football World Cup, the operators, essentially Orange and MTN, focused on outreach.

The regulatory environment

The Ivory Coast has two public bodies in charge of Telecommunication regulations, both of which were created by Law 95-526 of July 7, 1995 which defines the legal telecommunications framework.

The ATCI, Ivory Coast’s Telecommunications Agency, responsible for the operators’ licenses and operating regulations, serves two functions: as technical agency and as the telecommunications regulator. It prepares complaints and arbitrates as first recourse. The CTCI, Ivory Coast’s Telecommunications Council, jurisdictional recourse, conciliates and arbitrates disputes either between operators or with the ATCI.

Key Events

January 1, 2010

Interconnection cost is fixed at 43 CFA francs HT per the ATCI decision on landlines and mobiles. The rate cap for calls in transit is fixed at 15 CFA francs HT per minute for all networks. The rate for sending an SMS and MMS is fixed at 20 CFA francs HT.

January 1, 2010	Subscriber Identification Beginning on July 1, 2009, for eighteen months, the subscriber identification project was relatively successful. The operation has been extended.
December 22, 2010	The interconnection rate caps for the years 2011-2013 were fixed in decision number 10-055 of t 10–TCI.

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Mobile Interconnection

In accordance with the principle of rate orientation towards costs (medium to long-term incremental cost method), the ACTI hired a consulting firm to lead a project to establish a cost model to determine the interconnection rate for 2011. On November 10, 2010, the definitive presentation of this study proposed interconnection rates from 18.6 CFA francs for Côte d’Ivoire Telecom, and 19 CFA Francs for Orange Côte d’Ivoire.

On December 22, 2010, ATCI decision number 10–055 set the interconnection rate cap for terminating voice traffic at 35 CFA francs HT starting on January 1, 2011.

Mobile subscriber identification program launched by the ACTI.

This operation, which began on July 1, 2009, is still in progress in 2010. It involves the census and identification of all subscribers possessing a SIM card by the operators. The subscriptions of those not identified by the end of this operation will be terminated.

Opening up to rural areas

A call to tender open to all operators was launched during 2010 to implement a project to open up rural areas (10 locations to service in partnership with CIT) and to extend mobile coverage (10 sites for each one of the four mobile operators). CIT was retained to accompany the project but the intervention terms of the National Telecommunications Fund and the implementation of the project (financing, management, operation and equipment maintenance) still need to be defined.

Côte d’Ivoire Telecom and Orange Côte d’Ivoire Activities

FINANCIAL AND OPERATIONAL INDICATORS

	2010	2009	2008
Revenue (in millions of euros)	501	458	444
Number of Customers (in millions)	5,861	4,148	4,465
Landlines	284	284	279
Internet Lines	47	47	44
Mobile Customers	5,529	3,817	4,143
Mobile ARPU (in euros per month)	7.1	8.1	9.1
Source: Orange.

France Telecom holds an 85% interest in Orange Côte d’Ivoire (OCI), which started operating its network in 1996 under the name Ivoiris, and a 45.9% interest in Côte d’Ivoire Telecom (CIT), the incumbent operator in the Ivory Coast, who provides landline telephone services as well as broadband and wholesale services. Since May 2002, Orange Côte d’Ivoire carries out its Ivory Coast business under the name Orange. Its strategy includes proposing convergent offers and services, based on innovative projects and expanding the technical and sales network.

Côte d’Ivoire Telecom operated 284,140 fixed lines at the end of 2010, remaining stagnant due to strong competition from mobile development. The number of Côte d’Ivoire Telecom Internet customers was 47,386 at the end of 2010.

The number of mobile customers increased significantly from 2009 to 2010, notably in the rural areas where Orange Côte d’Ivoire pursued its development in 2010 thanks to an ambitious coverage expansion program. The network comprised of 1,146 sites at the end of 2010. In correlation, the ARPU continued to decrease in 2010 due to the increase in lower-revenue rural clients.

Offers

In continuation of the segmented range launched in May 2009, Orange launched new offers in 2010, such as:

•

Funmax, geared towards young customers, unlimited offers on SMS and voice calls to preferred numbers;

•

Stop the clock jour ZEN, unlimited offer for first-time customers;

•

Fiftieth anniversary kit, which allowed OCI to regain the lead over its competitors in terms of recruitment.

Additionally, OCI has carried out several animation campaigns aiming to increase the value of existing customers with bonus offers and loyalty programs. Lastly, the Mobile payment solution, Orange Money, launched at the end of 2008, saw strong growth in the number of subscribers, despite a lower than anticipated user fee.

Distribution

With the operational merger of the Orange Côte d’Ivoire and Côte d’Ivoire Telecom businesses in January 2010, Orange possesses the largest network of retail stores with 113 stores, 53 of which are wholly-owned and 60 of which are franchises. 18 new franchises were opened in 2010. Orange also distributes its services through a network of 14 exclusive partners. In 2010, Orange focused its efforts on the professionalism of its partners through training and management tools, and the commercialization of Orange Money by these partners. Lastly, more than 56,000 retailers offer Orange products.

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Jordan

The telecom services market

KEY MACROECONOMIC INDICATORS

	2010	2009	2008
Population (in millions)	6.1	6.0	5.9
GDP growth (%)	+3.4	+2.3%	+7.6%
Per capita GDP (PPP, $)	5,659	5,548	5,492
Source: IMF.

With a population of 6.1 million, Jordan is an emerging market. The growth of its GDP, which has ranged from 6% to 8% between 2004 and 2007, dropped to 2.3% in 2009 and climbed back up to 3.4% in 2010.

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Pyramid Research.

Orange Jordan is the country’s biggest operator, with a total of 3 million fixed, mobile and Internet customers. At the end of 2010 Jordan had 1.9 million Internet customers, an increase of 5.3% compared with 2009, including 300,000 broadband customers. The Internet penetration rate is continuing to increase, moving from 29.8% in 2009 to 31% in 2010. This trend is underpinned by the drop in prices of ADSL offers, the development of Wimax and 3G offers and the growth in the proportion of households equipped with IT equipment.

The market for mobiles has gone from 6 to 6.6 million SIM cards between 2009 and 2010, a growth of 10%. The mobile penetration rate is close to 108%. This growth is being buoyed by the falling cost of communications. It has, nevertheless, been slightly restricted by the impact of the economic recession, increased fiscal pressure on mobile telecommunication services and an increase in terminations.

Competitive environment

MOBILE MARKET SHARE

Source: Orange.

Jordan has four mobile operators, three of which shared more than 99% of the market in 2010. Orange ranks second in the mobile market with a market share which stabilized at 31% in 2010. The market share of Umniah, the third biggest operator on the market, has grown to the detriment of Zain which has dropped by 2.3 points.

The Jordanian telecommunications sector has been marked by the launch of 3G by Orange as an exclusive provider in the first quarter of 2010, and by increased competition. Operators have developed offers centered on pricing promotions and abundance offers for specific or regional communities.

The regulatory environment

Regulatory framework and authorities

The telecommunications law no. 13 of 1995 and the subsequent amending law no. 8 of 2002 establish the Telecommunications Regulatory Commission (TRC), which reports to the Prime Minister.

The Competition Directorate of the Ministry of Industry and Trade, created in December 2002, is responsible for the implementation of competition law no. 33 of 2004 of September 1, 2004.

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Significant events of 2010

April 2010	International call termination rates: decision by the TRC to temporarily fix a minimum price for international call terminations for six months from May 1, 2010.
April 2010	MVNO Friendi: beginning 2010, Zain Jordan and the Friendi group signed a strategic agreement to found MVNO Friendi mobile. In August 2010, the TRC ordered MVNO to suspend this operation.
June 2010	New 3G license: the TRC awarded a 3G license to Zain with the beginning of the service concurrent with the date the Orange Jordan’s exclusivity expires in February 2011.
July 2010	Decision on the fixed broadband market: following the analysis of this market, the TRC published a decision introducing ex ante regulation and designated Orange as the dominant operator.
August 2010	Decision on taxes in the telecommunications sector.
October 2010	Decision on rates for fixed calls to mobile phonescalls.
October 2010	ADSL line access rate: the TRC decided to fix the price for accessing ADSL lines at 7.5 JDs/month.
December 2010	Documentation of “undocumented” mobile lines: rulings for documentation of mobile lines that have been activated but for which the client’s details are “non-documented”.
December 2010

Analysis of the capacity services market: the TRC published its decision for analyzing the capacity services market, a market that is likely to be subject to ex ante regulation and the designation of dominant operators.

December 2010	Analysis of the mobile market: the TRC published its decision on mobile markets. These markets are likely to be subject to ex ante regulation and the designation of dominant operators.
December 2010	Implementation by the TRC of the incremental cost methodology and publication of provisional rates for mobile call terminations.

MVNO Friendi

At the beginning of 2010, Zain Jordan and the Friendi group signed a strategic agreement to create a new MVNO, Friendi mobile. Following an appeal by Orange Mobile and Umniah, the TRC ordered the suspension of this operation. Friendi did not have a license allowing it to offer a mobile service to the public. The TRC and the Telecommunications Minister announced that new rulings would be published to allow Friendi to launch its MVNO services in the near future.

New 3G license

The TRC awarded Zain a 3G license in February 2011, immediately after the end of Orange’s exclusivity period for its 3G services. This award was under the same terms as that of the Orange 3G license. Orange contested the procedure used by the TRC for awarding this license.

Fixed broadband market

The TRC designated Orange as the dominant operator on the wholesale market for access to the physical infrastructure of the network (unbundling) and on the wholesale market for bitstream offers. In these markets, Orange is required to comply with a number of obligations: comply with any reasonable request to access its network, ensure the transparency and non-discriminatory nature of its offers, draw up and publish separate accounts for its wholesale and retail offers (accounting separation), offer cost-oriented pricing for its wholesale offers.

Taxes in the telecommunications sector

In August 2010 the Jordanian government approved measures for fiscal incentives for Internet service providers, reducing tax on revenues and standardizing it for Internet services whatever the technology used. Furthermore, the government has reduced tax on profits from 25% to 24% for the main telecommunications companies. Lastly, it raised the special tax on mobile calls from 8% to 12%.

Rates for fixed calls to mobiles

On October 21, 2009 the TRC decided to set the price of fixed-line calls to mobiles at 4.91 piastres/minute. Following this decision being disputed by Orange and not being implemented, on October 28, 2010 the TRC decided to fine Orange 200,000 Jordanian dinars, with Orange appealing this decision.

Breakdown of ADSL line pricing

In order to stimulate the penetration of broadband in Jordan, the TRC decided to fix the retail price of access to an ADSL line at a maximum of 7.5 Jordanian dinars per month (with the retail prices of Internet providers remaining free). When this decision was not implemented by Orange, the TRC decided to fine it 200,000 Jordanian dinars. On November 14, 2010, Orange lodged an appeal against this decision and secured a favorable provisional ruling.

“Undocumented” mobile lines

In December 2010, the TRC issued a ruling on the documentation of activated mobile lines. Operators must suspend the lines for which they have no documentation. New lines marketed by operators cannot be activated until complete information on the customer has been provided.

Analysis of the capacity services market

The TRC has declared that the following markets are subject to ex ante regulation:

•

the wholesale market for capacity services under and over 2 Mbit/s;

•

the wholesale market for intercity capacity segments;

•

the retail market for (local and national) capacity services of 2 Mbit/s or less;

•

and the international market for capacity services of 2 Mbit/s or less.

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The TRC designated Orange as the dominant operator in these markets and proposed to impose on it the following obligations: grant all reasonable requests for access to its network, ensure transparency and non-discrimination in its offers, prepare and separate accounts for its wholesale and retail offers (segregated accounting), base its wholesale rates on costs.

Analysif the mobile market

In December 2010, the TRC declared that wholesale markets for mobile call termination, access and call origination are subject to ex ante regulation and designated Zain, Orange Mobile, Xpress and Umniah as the dominant operators on the market for voice calls terminating on their own mobile networks. TRC also designated Zain as the dominant operator on the wholesale market for mobile access and call origination.

Termination of mobile calls

In March 2011, the TRC issued a ruling on the mobile call termination charges based on long-term incremental costs (TSLRIC) for operators:

Operators	2010	2011	2012	2013	2014
Zain	0.02240	0.02005	0.01769	0.01534	0.01299
Orange Mobile	0.02260	0.02020	0.01779	0.01539	0.01299
Umniah	0.02770	0.02402	0.02034	0.01667	0.01299

Rates in Jordanian dinars resulting from the TRC’s TSLRIC methodology.

Orange Jordan’s activities

FIXED-LINE TELEPHONY AND THE INTERNET

	2010	2009	2008
Revenue (in millions of euros)	428	407	387
Number of customers (in thousands)
Fixed lines	498	501	520
Internet lines	161	135	102
Mobile customers	2,153	1,939	1,608
ARPU mobile (in euros per month)	8.1	8.5	8.7
Source: Orange.

Orange is present in Jordan through its Jordan Telecommunications Company subsidiary, 51% owned by France Telecom. Jordan Telecommunications Company (network and fixed-line services) and its subsidiaries Petra Jordanian Communications Company (network and mobile services), Jordan Data Company (Internet services) and Lightspeed (Internet services in Bahrain) are regrouped under the Jordan Telecom Group and have offered all their services under the Orange Jordan brand since September 2007.

Orange had an overall customer base of 3 million subscribers at the end of 2010, a growth of 9.6% compared with 2009.

The growth of the mobile customer base has been accompanied by a 10% fall in ARPU due to the drop in prices in force, generally through the launch of abundance offers. Promotional offers were made throughout 2010 to limit the impact of the economic downturn. The exclusive launch of 3G by Orange in the first quarter allowed the emergence of prepaid and postpaid mobile Internet offers and the recruitment of more than 150,000 subscribers to the 3G services launched in 2010.

The number of Orange’s fixed Internet customers continued to increase sharply in 2010 by +20% compared to 2009. Orange’s market share for broadband is 57% (Source: Orange Jordan). It is continuing to roll out a full range of Internet services using ADSL and Wifi technologies, and is targeting a wide variety of customers.

The number of fixed telephone lines stopped falling in 2010 due to the development of bundle offers.

The fall in revenues from fixed-line activities has now slowed thanks to growth in revenues from broadband Internet. The sharp growth in carrier activities in 2010 is also noteworthy.

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Offers

Orange Jordan offers a diversified range of fixed, mobile and Internet services in the consumer and business markets. Innovation is at the heart of Orange’s offers and marketing strategy in Jordan, which has been benefiting since March 2008 from the skill of a France Telecom Group Technocentre in Amman.

Type	Name/Price	Main characteristics
Prepaid mobiles	Prepaid offers with abundance rates of 5 euros/month or per-minute rates of 0.01 to 0.06 euros (excluding international)

Range segmented by usage and/or customer type: army (Alpha), students (Unizone), groups of Egyptian origin (Um el dunya), unlimited to five numbers (Friends), regional packages (Amman, Zarqa), data-focused offers (Net@mobily)

Postpaid Mobiles	Postpaid residential offers, three business packages with per-minute rates of 0.01 to 0.06 euros	Residential range including a range of iPhone offers Business range including Blackberry offers
Mobile (3G+) Internet	Postpaid Internet Everywhere offers with rates of 9 to 40 euros/month or prepaid rates (0.01 euros/Mb)	Full-mobility Internet access via 3G dongle, which can be used with a netbook or laptop.
Fixed line and convergent offers	Orange fixed line for 4.7 euros monthly subscription and per-minute rates of 0.015 to 0.07 euros (excluding international). Surf & Talk Bundles from 34.9 to 69.9 euros per month.	Traditional fixed line or Surf & Talk bundles including voice, ADSL access, and a Livebox. IP TV bundles also available
ADSL	“ADSL in one bill” from 9.9 to 67 euros/month.	ADSL access (bitstream) offering bandwidth of 128 Kbit/s to 8 Mbit/s. Residential and professional ranges. Livebox modems offered.
Business offers	IPVPN, Frame Relay, Business Internet Voice, Business Everywhere, leased lines (customized rates)	Full connectivity range aimed at businesses (ADSL, leased lines, IPVPN, Business Everywhere, Business Internet Voice)

The network

Orange has an integrated network based on 2G/3G (HSPA+) technology for mobiles and ADSL 2+ for the Internet allowing innovative offers and services to be rolled out in the fixed, mobile and Internet areas.

Key events

The development of Orange in Jordan in 2010 was marked by a commercial strategy aimed at rolling out a full range of Internet services and developing innovative mobile offers around 3G exclusivity in particular. Moreover Orange Jordan recorded significant growth of its carrier activities mainly buoyed by the rise in international call terminations.

Outlook

In 2011, Orange will aim to strengthen its market position in an increasingly intense competitive environment and a shifting regulatory framework. Orange will draw on its 3G network to launch new services and develop usages. 2011 will be the launch year for two initiatives for regional cables in partnership with other operators (JADI and RCN).

Senegal

The telecom services market

KEY MACROECONOMIC INDICATORS

	2010	2009	2008
Population (in millions) (1)	13.1	12.8	12.5
GDP growth (%) (2)	+4.0%	+2.2%	+3.2%
Per capita GDP (PPP, $) (1)	1,814	1,770	1,758
Source: IMF

With a population of 12.9 million, Senegal is West Africa’s third-biggest economy.

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NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Pyramid Research.

The mobile market achieved 8.0 million SIM cards in 2010 compared with 6.9 in 2009, so growth of 15.9%. Over this period, the penetration rate for mobiles went from 55% to 62%. This growth in the penetration rate is underpinned by multiple ownership of SIM cards as well as by the extension of operators’ coverage and the reduction in the price of handsets.

Competitive Environment

MOBILE MARKET SHARE

Source: Pyramid Research.

There are three operators on the mobile market: Orange, Sentel (subsidiary of the Millicom International group), and Sudatel. Competition intensified in 2010 with the multiplication of unlimited offers. Orange’s market share went from 67% to 60% in favor of the third operator Sudatel, aided by the launch of its 3G+ network in June 2010, with Sudatel now holding 10.5% of the market, a 7.5 point increase. In 2010, Sentel lost 0.5% of market share (from 30% to 29.5%) (Source: Orange Senegal).

The Regulatory Environment

The ARTP (Agency for the Regulation of Telecommunications and the Postal service) is the regulatory authority in Senegal. It is a public body that is a legal entity with financial independence, under the authority of the President of the Republic.

Key Events

May 2010	Decree no. 2010-632 introducing a surcharge on incoming international calls.
May 2010	ARTP signs a privately-negotiated contract with GVG under the framework of decree 2010-632.
June 2010	Award of a license to Globacom to land submarine cables in Senegal.
August 2010	Increase in the Rutel tax rate from 2% to 5% of revenue.
August 2010	Implementation of decree no. 2010-632.
October 2010	Cancellation of the ARTP-GVG privately-negotiated contract by ARMP (organization in charge of overseeing procurement) following a complaint by Sonatel. No call to tender was made for this contract.
November 2010	Suspension of decree no. 2010-632.
November 2010	Sonatel’s appeal to the Supreme Court to cancel decree no. 2010-632 of May 28, 2010 introducing a new tax.

Rutel Tax

Law 2008-46 of September 3, 2008 created a telecommunications user fee from February 1, 2009. Originally it amounted to 2% of the invoice amount exclusive of tax. This tax is subject to VAT. Sonatel’s prices have therefore increased by 2%, while those of Expresso remain unchanged because they were established taking this tax into account. On August 1, 2010 this tax changed to 5% of the invoice amount exclusive of tax.

3G License

Sonatel has developed and tested a 3G mobile network in the context of the provisional granting of frequencies. The decree relating to the definitive granting of the 3G license should be in place in 2011.

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Orange Senegal’s Activities

FIXED-LINE TELEPHONY AND INTERNET ACTIVITIES

	2010	2009	2008
Revenues (in millions of euros)	660	636	634
Number of customers (in thousands)
Fixed lines	283	258	240
Internet lines	83	57	54
Mobile customers	5,090	4,608	3,537
ARPU mobile (in euros per month)	7.5	8.7	11.7
Source: Orange.

In 2010, Orange Senegal’s mobile customer base reached 5.1 million active customers, an increase of 10.5% (compared to 30.3% in 2009). Prepaid customers make up 99% of the customer base. The downward trend of ARPU, with the arrival of new low-consumption customers and the unlimited offers imposed on the market, continued in 2010 (-13%) although at a slower rate than in 2009. Moreover, in 2010, Sonatel continued its activities to promote customer loyalty and extend its network.

The number of Internet subscribers reached 82,000 in 2010, a 44% increase after the slowdown noted in 2009 (5.6% growth). This sharp increase is linked to a stimulus plan which was launched halfway through the year. The fixed-line customer base continues to grow despite the competition of mobiles, thanks to the attractively priced prepaid offers available.

Revenue from the Carrier business (routing of third-party operators’ traffic) grew by 8.4% in 2010. This growth was buoyed by the routing of international traffic (+8.7%) encouraged by the price rise in November 2009, the 60% increase in rerouting traffic (hubbing), and the impact of fraud reduction. On the other hand, national Carrier traffic dropped by 4% following the July 2009 fall in interconnection prices.

Offers

•

Orange Senegal’s mobile offering consists mostly of prepaid packages. Besides the traditional offers, Orange Senegal launched new ones such as the Kirène, Bonus Zone and Orange Money deals:

•

Kirène is an unlimited offer launched in 2009 and aimed at low-income customers, which continued its development in 2010 with a customer base of 0.8 million subscribers at the end of the year (compared to 0.2 million in 2009);

•

Bonus Zone is an offer which allows prepaid customers to benefit from price reductions when they make calls to Orange numbers from zones where the network usage rate is low;

•

Orange Money is a service enabling users to carry out financial transactions from their mobile which had 294,000 customers at the end of 2010.

In the area of fixed Internet, a stimulus plan put in place in 2010 drawing on new ADSL offers led to the recruitment of nearly 20,000 customers. In the area of mobile Internet, the Pass Internet Everywhere offer was launched in November 2010 and led to the sale of over 10,000 dongles in under two months.

Distribution

The distribution network is made up of:

•

39 directly owned stores (Sonatel outlets);

•

125 Orange stores;

•

49 wholesalers;

•

a network of more than 500 Orange sales outlets and special points of sale supplementing the network of Orange stores for the sale of SIM cards and ensuring customer care for mobiles in rural areas or areas with low commercial potential.

Key events

2010 was characterized by:

•

the reduction in Orange’s market share due to the launch of Expresso’s 3 G+ network;

•

the intensification of unlimited offers;

•

the introduction and then the cancellation of the surcharge on incoming international traffic.

2011 Outlook

Orange Senegal’s priorities in 2011 will focus on maintaining its leadership in the mobile market, development of the Internet activity and the continuation of efforts to improve service quality and customer experience.

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Mali

With an area of 1.2 million km², Mali has a population of 13 million inhabitants (Source: Pyramid Research, October, 2010).

Orange operates on the telecommunications market via Orange Mali, a subsidiary that is 70.2% owned by Sonatel SA. Orange Mali began trading in 2003 with a license awarded by the Malian government for fixed, mobile and Internet activities. Since November, 2006 Ikatel, now Orange Mali, has operated under the Orange brand.

The mobile market is developing with a growing penetration rate (from 27% at the end of 2008 to 46% at the end of 2010) (Source: Pyramid Research). Orange, the second company to join the mobile market, is the leader in the mobile and Internet sectors with market share of 69% and 53% respectively (Source: Orange Mali). Orange’s main competitor is SOTELMA, the incumbent operator, 51% of which was acquired by Maroc Telecom in 2009. In 2011, a third global license will be awarded, which will lead to increased competition.

Orange Mali has a customer base of 4.7 million active, mainly prepaid, customers. The main mobile uses are voice and SMS but data and value-added services are developing rapidly.

Orange Mali’s network covers 40% of the population. Orange Mali’s efforts in terms of quality of service were rewarded with the ISO 9001 V2008 certificate in 2009. Moreover, the company obtained a 3G license at the end of 2009.

Orange Mali launched its Internet services in 2005, with an offer aimed at professionals, and then offered packages for the general public in 2006. At the end of 2010, the broadband Internet customer base amounted to more than 9,600 subscribers, an increase of 28% compared to 2009.

3G was launched in May 2010 and allowed the usages of mobile data and mobile broadband to be developed.

In June 2010, Orange Mali launched the Orange Money service which allows users to carry out financial transactions from their mobile and had over 168,000 customers at the end of 2010.

Orange Mali’s main objectives are remaining close to its customers, promoting customer loyalty, improving service quality, and innovation. It relies on a network of six agencies (including three in Bamako), twenty distributors, and 40 franchises across the country.

In 2011, Orange Mali will attempt to secure its growth and maintain its market share particularly through:

•

continued investment in the extension of rural coverage, 3G and the Internet, in order to promote customer satisfaction and loyalty and improve service quality;

•

the improvement of existing services and the offer of new Orange Money and 3G packages and services;

•

the strengthening of corporate social responsibility.

Cameroon

Cameroon has a population of 20 million inhabitants (Source: Pyramid Research), 75% of whom are Francophone and 25% Anglophone.

France Telecom Group holds 94.4% of the capital of Orange Cameroun, which launched its GSM900 service in January 2000 under the Mobilis name. Since June 2002, Orange Cameroun has operated under the “Orange” brand.

The steady growth of the mobile market over the last few years is noteworthy and the penetration rate went from 30 to 44% between 2008 and 2010 (Source: Pyramid Research). There was still a wide divergence in the penetration rate in urban and rural areas. The market is also characterized by a high rate of multiple ownership of SIM cards.

The main mobile uses in Cameroon are voice and SMS, with a significant development of data usage.

Orange ranks second on the mobile market with 42% market share, behind MTN, its main competitor (Source: Orange).

At the end of 2010, Orange’s mobile customer base had reached 3.6 million active customers, 98% of whom are prepaid (Source: Orange). Orange’s activities in 2010 were characterized by high growth, the result of an aggressive commercial and pricing strategy which led to reinforced commercial presence, attractive pricing, a network offering the broadest coverage and the best service quality.

At the end of 2010, Orange’s distribution network in Cameroon was made up of eight agencies, 140 Orange stores, 8,000 approved outlets, and sixty distributors and partners.

The network covers 85% of the population and the program to extend and secure it is continuing.

Launched in 2008, Internet activity has also developed significantly, both for Wimax and mobile Internet, with over 26,000 customers at the end of 2010 (Source: Orange). Orange was named “best Internet service provider in Central Africa” in 2009 by African Telecom People.

Further sustained growth of the market is to be expected in 2011, but the appearance of new actors is forecast and will make the competition tougher.

Madagascar

Madagascar has a population of 20.2 million inhabitants (Source: Pyramid Research). In addition to the global economic and financial crisis, the country has been experiencing a political crisis since January 2009. According to the United Nations Development Program, after significant growth recorded over the 2007-2008 period, the development index has dropped to the 1997 level. Sales of Madagascar’s 100 biggest companies have fallen by 25% over the last 12 months according to the World Bank.

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Orange Madagascar, a mobile operator 71.79% owned by the France Telecom group, was founded in 1997. Orange Madagascar is active on the mobile (2G and 3G) and Internet markets for the general public and companies.

The mobile market grew significantly until 2008. Having stabilized in 2009, the market shrank by 5% in 2010 (Source: IPSOS). The penetration rate was 28% in 2010 compared with 12% in 2007 (Source: Pyramid Research). Orange is the leader in the mobile market which is made up of four operators. With a market share of 56.7% at the end of 2010 (Source: Orange), Orange is ahead of Airtel (product of the buyback of Zain, formerly Ceptel), Telma mobile (subsidiary of the incumbent operator Telecom Madagascar), and Life (the newest operator, obtaining a license in October 2008). The launch of Life was repeatedly delayed as the validity of the license was disputed by the incumbent operator and reconsidered by the government.

Orange’s customer base reached 2.2 million active customers at the end of 2010 (Source: Orange), almost exclusively made up of prepaid customers since very few people in the country have bank accounts. Orange Madagascar has the broadest coverage of all the operators with 64% of the population covered at the end of 2010 against 34% in 2007, primarily close to Orange’s national backbone network which is currently being extended. Orange Madagascar is the only network offering 3G in the big cities.

The first operator to offer low-cost handsets, Orange initiated the democratization of mobile usage. Its strategy is focused on low rates and a strict quality policy. Orange is also developing specific packages for businesses (fleet management and high quality Internet solutions). Mobile uses are developing beyond voice and SMS use thanks to the success of iPhones and Smartphones, with added-value services such as radio, television or the mobile Internet offered by Orange through its 3G network. Finally, the launch of Orange Money (100,000 customers at the end of December 2010) has been extremely promising and provides an additional activity as well as promoting loyalty from the mobile base.

Orange’s Internet activity increased threefold in 2010 thanks to investments in the 3G coverage of big cities, the roll-out of a national backbone and the connection of its networks to the international Safe and Sat3 cables via the LION1 submarine cable (connection to the LION2 cable is also planned).

Finally, to ensure the distribution of its services, Orange has a network of 141 stores plus 23 distributors and 25,000 retailers.

Botswana

Botswana has a population of 2 million (Source: Pyramid research, October 2010).

Orange increased its stake in Orange Botswana to 73.68% through its buyback of 20% of outstanding shares in January 2010. Orange Botswana launched its GSM900/1,800 network in June 1998 under the name of Vista Cellular. Since March 2003 Orange Botswana has operated under the Orange brand. It launched GPRS/Edge in December 2007 and the first Wimax Fixed Internet network in June 2008. Orange set up a 3G mobile network in July 2009.

The mobile market is still under development despite a 98% penetration rate (Source: Orange) because of the development in the broadband mobile market. Orange is one of three operators that hold multiservice licenses with Mascom (an MTN subsidiary) and BTC, the incumbent operator.

Orange consolidated its number two position on the mobile market with 41% market share and 792,000 active customers (Source: Orange). Mobile voice and SMS use make up the majority of earnings. ARPU is being boosted by the development of new data services. In 2010, Orange consolidated its breakthrough into the market with the innovative launch of 3G Mobile and broadband Internet offers, and has thus positioned itself as the primary operator since launching BlackBerry and iPhone in 2008, followed up in 2009 with the Bonus Zone offer, which offers discounts on Orange to Orange calls calculated dynamically by demand, time, and location of the caller, and low cost handsets. In addition, Orange is continuing to integrate and develop its voice and broadband businesses with convergence offers, all of which have surged since initial launching, and which use France Telecom group products such as LiveBox, Flybox and Internet Everywhere using GPRS/Edge/3G USB keys.

Orange’s network covers the majority of the population in Botswana. 3G coverage is concentrated in the country’s two largest cities, Gaborone and Francistown, and Wimax coverage extends along the Eastern corridor (Gaborone, Francistown and Palapye).

Orange has a network of 14 retail stores around the country. In addition, it has an indirect distribution network made up of mass retailers and wholesalers.

Guinea-Conakry

Guinea-Conakry has a population of 10.3 million (Source: Pyramid Research). The country has gone through a period of political instability since the end of 2008 and underwent a political transition at the end of 2010 following the first free presidential elections.

Orange Guinée, a mobile operator 90%-owned by the Sonatel group, opened its GSM service at the end of 2007 and provides mobile telephony and Internet services.

Mobile use primarily involves voice in a highly-competitive market with five operators. Orange was the fourth operator to enter the mobile market in Guinea-Conakry, yet at the end of 2010 it was the number two operator in terms of market share with 28% (Source: Orange), behind Areeba (MTN group) and ahead of Cellcom, the incumbent operator, Sotelgui and Intercel. Orange’s mobile market, which is almost exclusively prepaid, had 907,000 active customers at the end of 2010.

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At the end of 2010, Orange Guinée’s network covered over 80 districts. Orange also operates a long-distance transmission network between Conakry and Labé, and is currently building two new transmission routes (Conakry/Mali and Labé/Kédougou). Orange will continue to implement its mobile network roll-out strategy in 2011. Orange Guinée, which launched its broadband Internet offer at the end of 2009, is the only operator with access to optical fiber technology.

Orange’s indirect distribution network is based on wholesalers who are supported by intermediaries. Orange also maintains a direct distribution network comprising two agencies at Conakry, which will be expanding in 2011 with new agencies opening up in outlying regions.

Kenya

In December 2007, France Telecom acquired a 51% stake in the incumbent operator, Telkom Kenya, through its holding company Orange East Africa (OrEA). OrEA is 78.5% owned by Orange Participations and 21.5% owned by the Alcazar financial group. In September 2008 Telkom Kenya launched its mobile service and it is now a fixed, mobile and Internet operator that provides services to business customers and consumers. Orange is the commercial brand used for all services.

2010 was an extremely important year in that the changes instituted by the Communications Commission of Kenya (CCK), designed to bring consistency to the regulatory framework, began to take effect. In 2010, the Commission adopted new rules in the areas of interconnections, anti-competition practices and abuse of dominant position on the market. After interconnection costs were cut by 50% in August 2010, a price war broke out resulting in very significant price cuts of between 70-90% in the mobile business.

At the end of 2010, the penetration rate in the mobile market was around 55%, corresponding to 22 million SIM cards (Source: Pyramid Research).

In 2010, Telkom Kenya launched unprecedented new mobile products and services, including bundled offers (voice + SMS/data), and the Orange Money service which enables users to carry out financial transactions via their mobile. These initiatives resulted in Orange significantly bolstering its share in the mobile market and bypassing the one million mark for customers by the end of 2010.

In 2010, Telkom Kenya also maintained its position as regional leader by providing Internet and data transmission access at a reasonable price, particularly through EASSy (Eastern Africa Submarine System) and Team (The East African Marine System) undersea cables, as well as through its ground network of nearly 6,000 kilometers of optical fiber.

In 2010, Telkom Kenya also signed a strategic partnership with Mobicom, one of the country’s largest distributors. This agreement with Mobicom, which has 43 of its own sales outlets and a distribution network of 1,200 sales outlets, gives Orange the capability of extending distribution coverage to more than 85% of the country’s population.

In 2011, Telkom Kenya’s priorities will be improving service quality and the customer experience, optimizing infrastructure and developing innovative products and services. Priority items for 2011 will also include deploying a progressive 3G network, implementing a solid customer relations management system and improving the distribution network by opening Orange stores.

The lack of electricity within the country has caused difficulties for Telkom Kenya, which it is dealing with by setting up green energy stations, especially in sparsely populated rural areas.

Mauritius

Mauritius has a population of around 1.3 million.

Mauritius Telecom, which is 40% owned by France Telecom, is active on the mobile, fixed and Internet markets through its subsidiaries CellPlus Mobile Communications Ltd and Telecom Plus Ltd. As of April 2008, Orange has been the only brand used in the mobile and Internet markets.

In 2010, over 95% of households in Mauritius were connected to the fixed line network, 25% of which had broadband, while the mobile penetration rate reached 91%.

As the second operator to join the mobile telephony market in Mauritius, after Emtel (a company combining Millicom and a local company), CellPlus Mobile Communications Ltd opened for business in October 1996 and develops its services on GSM 900 MHz and 1,800 MHz bandwidths. It has also provided a GPRS service since December 2004 and implemented a 3G network that became operational in November 2005.

Orange is now the mobile telephony leader with a market share of 53.8%. In 2010, the Mauritius Telecom group launched innovative television and mobile services and offered added value services such as ring tones, premium SMS services and ZMS.

Mauritius Telecom is also the market leader in fixed telephony and Internet. It offers various voice and data services both locally and internationally, ADSL broadband (from 128 Kbit/s to 2 Mbit/s) and a multi-play TV over Internet offer (My.T) with a base package of 15 channels and a premium Bollywoodoffer. The Video On Demand offer has been significantly improved following distribution agreements concluded with Sony Pictures and Gaumont Production.

Mauritius Telecom has been connected to international networks through the SAFE cable since 2002. At the end of 2009, a second connection point came on stream via the LION cable. With the LION and EASSy cables becoming operational as of 2010, connectivity was opened up with East Africa and voice and data traffic became secure by offering an alternative route.

In 2011, broadband roll-out will be accelerated throughout the island so as to achieve the objective of providing Internet access to 75% of the population by 2015. This will also meet the data-roaming requirements of tourists whose numbers, according to estimates, will increase by 10%.

Orange has a network of 19 stores and over 5,000 retailers.

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Niger

Niger has a population of 15.9 million (Source: Pyramid Research, October 2010).

In November 2007, France Telecom, which owns 89.60% of Orange Niger, acquired a comprehensive license in Niger (fixed, mobile and Internet).

Orange started its commercial activities in June 2008 on a booming telecommunications market, where the penetration rate increased from 13% to 28% between 2008 and 2010 (Source: Pyramid Research). Although the last player to enter this mobile market with three operators, Orange has become the second operator, with 25% market share (Source: Orange). At the end of 2010, Orange Niger’s mobile market had 916,000 active customers. Orange Niger is currently the number-two operator in terms of coverage, with 53% of the total population covered at the end of 2010.

Orange launched its Orange Money service in 2010. Orange Niger markets its products through a direct distribution network made up of six agencies, supplemented by 30 distributors and 17,000 sales outlets located throughout the country.

In 2011, Orange Niger hopes to become the leading Internet Service Provider with new Wimax sites in the country’s major cities. It will also continue to improve service quality and the coverage rate of the population.

Central African Republic

The Central African Republic has a population of 4.5 million (Source: Pyramid Research).

Orange Centrafrique, a mobile operator wholly-owned by France Telecom, launched its GSM service in early December 2007, and it also works on the Internet services market. Its mobile technology is exclusively 2G.

Orange was the last of four operators to enter the market. At the end of 2010, with a 36.4% market share (Source: Orange), Orange moved ahead of Telecel, the first operator to set up in the Central African Republic. Telecel’s strategy is mainly based on building customer loyalty. The two other operators are Moov and Nationlink.

Orange’s mobile market amounted to 268,000 almost exclusively prepaid active customers at the end of 2010, since very few people in this country have bank accounts.

Orange Centrafrique is continuing to make investments to shore up its position in terms of coverage and service quality, primarily along the Bangui-Berbérati corridor, the country’s main economic hub.

Orange Centrafrique has a network of two agencies (Bangui and Berbérati) and two franchises (in Bangui), plus 17 distributors and a team of around one hundred traveling salespeople in Bangui who exclusively sell Orange handsets and top-ups.

Equatorial Guinea

The Central African nation of Equatorial Guinea is geographically split into two parts, one continental region that borders Cameroon and Gabon, and a set of islands, including Bioko (home to the capital Malabo) and Annobón. The country has an estimated population of 0.7 million (Source: Pyramid Research).

GETESA, Equatorial Guinea’s incumbent operator, is 40%-owned by France Telecom and 60%-owned by the State. It is active on the mobile, fixed and Internet markets.

The mobile market is developing briskly, and the competition is concentrated in the two largest cities, Malabo and Bata (continental region). A second operator, Hits, joined the market in November 2009.

At the end of 2010, GETESA’s mobile market had 403,000 active customers, up by more than 20% compared with 2009 (Source: Orange). Orange-GETESA has 17 agencies and an indirect distribution network of three wholesalers.

In 2010, GETESA began offering GPRS services on its mobile network and implemented a new dialing plan involving nine numbers instead of six. In addition, the capacity for Internet access via satellite quadrupled. In 2011, GETESA will implement Edge, Wifi Mesh, and 3G services.

Guinea Bissau

Guinea Bissau has a population of 1.6 million (Source: Pyramid Research, October 2010).

Orange Bissau, a mobile operator 90%-owned by the Sonatel group, opened its GSM service in May 2007 and provides 2G mobile telephony, Internet, and fixed voice services using voice over IP technology.

The mobile market, which is mainly concentrated on voice use, has seen continual growth, with a penetration rate of 54% at the end of 2010 (Source: Pyramid Research, October 2010). Orange was the last to arrive on this market, which has three operators. With a mobile market of 192,000 active customers (+63% compared with 2009) and 31% market share (Source: Orange), Orange is still behind its competitor MTN. Orange’s strategy is based on attractive call charges, brand preference, developing innovative products and offers specifically targeting businesses, notably fleets and mobile accounts. Orange Bissau is the number-two operator in terms of 2G coverage, which extends to Bissau-Ziguinchor and Bissau-Conakry, the country’s main economic centers.

Orange is the leader on the Internet market, with 75% market share (Source: Orange). The development of Internet services is still limited by the country’s lack of electricity. Orange launched broadband Internet in 2009 and had garnered 928 customers by the end of 2010. The distribution network is made up of distributers that use interconnected intermediaries in the regions.

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Orange intends to increase its mobile market share in 2011, retain its leadership position in the Internet arena, continue to roll out innovative offers and improve service quality.

Uganda

Uganda has a population of 33.8 million (Source: Pyramid Research, October 2010).

In October 2008, France Telecom and Hits Telecom Uganda formed Orange Uganda Ltd to provide telecommunication services under the Orange brand. Orange Uganda Ltd (OUL), 65.93% controlled by France Telecom at the end of 2010, benefited from the license acquired by Hits Telecom Uganda as well as its GSM network and its main telecommunications equipment. Orange Uganda launched its mobile telecommunications services in March 2009 with 2G and 3G technologies.

The mobile market has surged upward, with a constantly rising penetration rate that increased from 25% at end 2008 to 37% at the end of 2010 (Source: Pyramid Research, October 2010). Mobile use primarily includes voice, SMS, data and broadband for mobiles. Competition is very high, with six operators in the market with an estimated 12.6 million SIM cards (Source: Orange).

Orange’s mobile market, which is almost exclusively prepaid, had 609,000 active customers at the end of 2010. At the end of 2010, Orange’s network covered the Center, East, West and North of the country.

Orange launched its mobile Internet services during the final quarter of 2009 and became the leader in this segment (Source: Orange) with around 42,000 customers at the end of December.

Orange’s distribution network includes nine exclusive stores across the country, and an indirect distribution network (retail stores and traveling salespeople).

In 2011, Orange intends to offer new products such as Orange Money, Fleet Live for vehicle fleet management, video conferencing using mobile communications and high definition voice products.

Vanuatu

Vanuatu has a population of 0.2 million (Source: IMF). Telecom Vanuatu Limited (TVL), a fixed, mobile and Internet operator, is equally- and jointly-owned by France Telecom (FCR) and the Cable & Wireless group.

Mobile use primarily includes voice and SMS. Fixed and mobile voice services are offered to most of the inhabited islands in the archipelago. ADSL Internet and Wimax services are available on the two most populated islands. Mobile data services are currently being rolled out.

The mobile market is shared by TVL and Digicel, which entered the market in June 2008, and whose license was also extended to fixed telephony. TVL extended its mobile network in 2010, greatly increasing its active customer base from 39,000 at the end of 2009 to 64,000 at the end of 2010. In 2011, TVL will continue to expand the network and develop its services, such as electronic recharging of prepaid cards.

The distribution network is centered on cities, where TVL is active in most businesses. TVL uses traveling sales teams to cover rural areas.

6.3.4.3   Other participations

United Kingdom

The Telecom Services Market

Since February 2010, the UK economy has become pessimistic again, with consumer confidence akin to levels experienced during the recession. However, 2010 has seen a number of thresholds surpassed with 71% of the UK population having access to Broadband Internet, 92% with Digital Television and 26% having a Smartphone.

Despite the 1% decline in PSTN lines, the 3% total growth of the fixed line market was driven by an increase of 18% in the number of VoIP users. Traffic has remained broadly flat following declines of 6% and 10% for 2009 and 2008 respectively.

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The UK mobile telephony market has become more saturated through 2010 with the penetration rate reaching 133% compared to 132% of the UK population in 2009 and 127% in 2008 (Source: Yankee Group). The number of users of the 3G network has more than doubled in the last 3 years growing by around 30% each year, driven primarily by the sale of Smartphones. The UK mobile market grew by 1.1% in terms of revenues for 2010, after absorbing regulatory impacts on mobile termination rates. The level of postpaid ARPUs has continued to decline due to strong competition on the UK market, richer bundles and regulatory impact on Mobile Termination Rates (MTR). Growth in the number of SMS sent in 2010 has slowed considerably to 6% from 25% and 33% in 2009 and 2008 respectively.

Competitive Environment

Fixed-Line Telephony and Internet

BROADBAND INTERNET MARKET SHARE

Broadband Market Share	2010	2009	2008
BT Retail	27.8%	27,.2%	26.8%
Virgin Media	22.1%	22.3%	22.8%
Talk Talk Group (TTG)	22.1%	22.8%	16.4%
BSkyB	14.6%	12.7%	10.7%
Tiscali (acquired by TTG Jul-09)	-	-	10.4%
Everything Everywhere	3.9%	5.0%	6.0%
O2/Be	3.5%	2.9%	1.6%
Other	6.1%	7.1%	5.4%
Source: Enders Analysis, December,.2010 (pro-forma for 2008 and 2009 Everything Everywhere figure).

The combined market share of the six largest providers in the retail broadband market (BT Retail, TalkTalk Group, Virgin Media, BSkyB, Orange and O2) remained over 90% in 2010.

BT has started wholesaling its new fibre-based services to broadband providers and BT Retail is actively promoting them under the Infinity brand. BT Retail (including the Plusnet brand) remained the largest provider of business and residential broadband connections. BSkyB (the largest Pay-TV provider in the UK) continued to gain broadband market share in 2010. Virgin Media is still the leader in multi-play bundles. The cable operator is able to differentiate its offers on the cable network, thanks to the fastest broadband speeds available on the market and its advanced Video On Demand platform. Virgin Media launched a 100 Mbit/s service based on Virgin Media’s next-generation fiber optic network (EuroDOCSIS3 standard) in December 2010, initially with very limited coverage. In 2010, O2 continued to promote fixed broadband services to its mobile telephony subscribers at discounted prices and launched bundles of fixed voice and broadband packages.

Mobile Services

MOBILE MARKET SHARE

Mobile Market Share	2010	2009	2008
Everything Everywhere	34.9%	N/A	N/A
O2	26.7%	27.0%	26.4%
Vodafone	21.5%	21.0%	22.4%
Orange	N/A	21.0%	21.7%
T Mobile	N/A	14.5%	14.6%
3 (Three)	7.8%	7.1%	6.6%
Virgin	4.6%	4.8%	4.5%
Others	4.5%	4.6%	3.8%
Sources: Ofcom for 2008 and 2009, Everything Everywhere estimate for 2010.

With Everything Everywhere (EE), there are currently three other network operators in the UK mobile telecommunications market: O2 UK, (subsidiary of Telefonica), Vodafone UK (subsidiary of Vodafone Plc) and 3 (owned by Hutchison Whampoa). Through an existing joint venture T-Mobile and Three UK are combining their 3G networks.

Following the successful joint venture between Orange UK and T-Mobile UK in April 2010, EE became the market leading mobile telephony operator in the UK. O2 (Telefonica) have broadly maintained their market share by focusing Smartphones and on customer loyalty.

Vodafone made strides in gaining market share in 2010 on the back of renewed deals with indirect distributors, strong performance in the postpaid sector and increasing presence in Mobile broadband sales.

MVNOs operating in the UK market are: Virgin Mobile (owned by Virgin Media) and Fresh (owned by the Carphone Warehouse), which both use the T-Mobile network. There is also Tesco Mobile, a joint venture in which Telefonica O2 UK holds a 50% stake, and which uses the Telefonica O2 UK network.

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Regulatory Environment

Digital Economy Act 2010

The Digital Economy Act came into force on April 8, 2010, giving Ofcom two new duties to promote investment in infrastructure and content alongside its duties to promote competition, and to carry out a full assessment of the UK’s communications infrastructure every two year.

Spectrum

The Statutory Instrument which came into force on December 30, 2010 directed the liberalization of mobile licenses and the introduction of spectrum trading for such licenses. It also directed the holding of an auction of both 800 MHz and 2.6 GHz spectrum expected for the first quarter of 2012, as well as transferring the responsibility back to Ofcom for setting the rules for the forthcoming spectrum auction, including resolving any competitive distortion arising from the sale of 800 MHz and 2.6 GHz spectrum. In addition, as part of the commitments given on the merger of Orange UK and T-Mobile (UK) Limited (now Everything Everywhere Limited), a further package of 2x15 MHz of 1800 MHz spectrum needs to be sold either prior to the auction, or in the auction.

In parallel, Ofcom published a consultation on October 28, 2010 on the means of giving effect to liberalization of 900 MHz and 1800 MHz spectrum. All relevant spectrum licenses were re-issued on January 6, 2011, allowing the relevant spectrum to be used for 3G services.

Broadband Delivery UK: Next Generation Access

Broadband Delivery UK (BDUK) has been created to facilitate the delivery of broadband universal service to the “Final Third” (33% of the U.K. population in less densely populated areas) and stimulating private sector investment to deliver the best super-fast broadband network in Europe by 2015.

Copyrights/unlawful file-sharing on P2P (Peer to Peer)

Ofcom published a draft Initial Obligations Code which outlines the infringement notification process, minimum threshold, infringement report format, quality assurance process and appeal mechanisms. The Government has tabled an initial statutory Instrument on Costs providing for the payment of the qualifying costs of Ofcom and ISPs for processing each infringement report and the cost of appeals. Ofcom proposed that the six biggest ISPs comply with the notification process in the first phase (January 2012).

Mobile Termination Rates (MTRs)

In April 2010, Ofcom proposed a four-year glide path of MTRs, running from April 1, 2011 to March 31, 2015 for public consultation. The proposed MTRs are given in the following table, and will be adjusted for inflation:

(pence per minute)	2010/11	2011/12	2012/13	2013/14	2014/15
Vodafone/O2/Orange/T-Mobile	4.3	2.5	1.5	0.9	0.5
H3G	4.6	2.5	1.5	0.9	0.5

Wholesale Local Access Market review

Ofcom reviewed the competitiveness of the wholesale market for local access and found (in October 2010) that BT continues to be dominant and it is expected that dominance will continue during the forward look period. The existing remedies in relation to local loop and sub-local loop unbundling (LLU and SLU) were re-imposed for current generation access services. New remedies of passive infrastructure access (PIA) and virtual unbundled local access (VULA) were imposed in respect of next generation fiber access.

Wholesale Broadband Access Market review

Ofcom reviewed the competitiveness of the wholesale market for broadband access and found (in December 2010) that BT continues to be dominant in exchange areas. Ofcom re-imposed the access and basis of charges obligation in respect of services supplied in exchange areas where there are only 1 or 2 principal operators present or where there are 3 principal operators present and BT’s market share is greater than 50%. Ofcom introduced a new charge control remedy for services supplied in exchange areas in which only BT is present.

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Everything Everywhere Activities

FINANCIAL INDICATORS

Financial indicators (in millions of pounds sterling)	2010	2009 (9 months)
Revenue	5,298	5,406
EBITDA	837	1,070
as a % of revenue	15.8	19.8
CAPEX	321	390
Source: Everything Everywhere.

Fixed Telephony and Internet Activities

KEY INDICATORS

Key indicators (in millions)	2010	2009 (9 months)
Home Customers	0.8	0.9
Source: Everything Everywhere.

Mobile Telephony Activities

KEY INDICATORS

Key indicators	2010	2009 (9 months)
Mobile service revenues (in millions of pounds)	4,748	4,816
Total customers (in millions)	27.2	27.3
o/w postpaid	11.9	11.0
o/w prepaid	15.3	16.3
ARPU total (per month)	19.7	19.6
Postpaid ARPU	35.2	36.5
Prepaid ARPU	7.6	8.2
Voice ARPU	14.4	14.3
Source: Everything Everywhere.

For more information on Everything Everywhere performance and results, see the Chapter 9, Analysis of the financial position and earnings, Section 9.1.3.7.

Everything Everywhere’s offers

While Orange and T-Mobile both provide their customers with the means to keep in touch with the people they care about, they occupy different places within the marketplace. T-Mobile offers a straightforward value-led approach by offering free texts for life and offers, as well as technology for the masses, including Smartphones that are affordable for everyone. Orange is more a mass premium brand with high-end handsets offers, laptops, iPad multimedia bundles, Orange Wednesdays and Phone Fund. Through their differentiated positioning, the company expects to grow the contract customer base across both brands.

Distribution

In 2010, Everything Everywhere focused on the increase in volume of direct sales compared with indirect distribution channels sales due to the increasing number of its own retail stores. Everything Everywhere continues to utilize the stores within stores strategy where Orange shops have been located in HMV UK Limited stores in order to enhance the effectiveness of direct sales.

Within the indirect distribution channel there are two main store chains, The Carphone Warehouse (CPW) and Phones 4u (P4U). This channel also comprises a number of mass merchandisers which allow Everything Everywhere to offer their products and services to a significantly larger audience, and to satisfy those consumers who prefer to choose from a host of operators in one location.

Everything Everywhere is also trialing a number of dual-branded stores providing consumers with even more choice than you would get in an Orange or a T-Mobile store.

The Network

Fixed Network

During 2010, Everything Everywhere signed an agreement with BT to outsource the Orange fixed line network. In return Everything Everywhere can use the BT infrastructure to sell its services, which will provide a more reliable and faster network for the customer.

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Mobile Network

In the UK, Everything Everywhere operates both 1800 MHz GSM and 3G mobile networks. The GSM license is indefinite with a one year notice of revocation, while the 3G license expires in December 2021. 2G national roaming across both brands’ networks was introduced in October 2010 and 4.3 million customers opted in before year-end. Early 2011 started the process of automatically giving all customers access to the two networks and the company will offer national roaming over 3G in 2011. Prior to the formation of Everything Everywhere, T-Mobile and Three UK were in the process of merging their 3G networks under the umbrella of a joint venture, Mobile Broadband Networks Ltd (MBNL). This process continued after the formation of Everything Everywhere.

Key Events

Q1 2010	The European Commission gives approval for Orange and T-Mobile to join forces creating the largest mobile operator in the UK, named Everything Everywhere.
Q2 2010	Legal formation of Everything Everywhere with effect from April 1, 2010.
Q3 2010	Everything Everywhere integrates the networks of Orange and T-Mobile allowing respective customers to use the other network when its own has no signal.
Everything Everywhere appoint the full Management Team managed by Tom Alexander.
Q4 2010	Everything Everywhere opens six dual-branded sites to trial selling Orange & T-Mobile products under one roof.
Over 4.3 million customers signed up to receive both Orange and T-Mobile networks.

Outlook

In 2011, Everything Everywhere will focus on:

•

providing the two brands Orange and T-Mobile with a shared platform of strength supporting propositions, marketing and brand identity;

•

creating a Super-Network that will offer the biggest network in the UK, provide better coverage whilst reducing signaling site numbers benefitting the environment;

•

cementing it’s number one position in the UK by continuing to improve its distribution network as well as by offering excellent customer service by employing the best trained and motivated staff;

•

accelerating in new markets by focusing on how customers use their device, such as mobile advertising, mobile commerce and by ramping up its enterprise segment with the best propositions and value for businesses across the UK.

Austria

Telecom Services Market

The trend observed over recent years of substituting mobile traffic for fixed voice continued in 2010. Austria has one of the lowest fixed penetration rates in Europe and has one of the highest proportions of households with a single mobile telephone line. The same phenomenon exists with broadband Internet, where 51% of households have fixed connections, while the penetration rate for broadband mobile Internet stands at 46%. Mobile penetration was 147% at the end of 2010, rising from 136% in 2009, primarily due to mobile Internet.

In 2010, revenues in the telecommunications market continued to fall, due to the double impact of a continued reduction in call termination rates and sustained competition. Slowing of revenue growth from data transmissions was particularly noticeable.

Competitive Environment

Orange Austria was the third operator to enter the Austrian market. At the end of 2010, Orange Austria was ranked third in the country with 18% of the market (down one point with respect to 2009), behind A1 Mobilkom (subsidiary of the incumbent operator Telekom Austria, with 42% of the market compared to 43% in 2009), and T-Mobile (31% of the market compared to 30% at the end of 2009). Orange is also ranked third in terms of value on the market. The market’s fourth operator, Hutchison, has a 9% share of the market in volume, up 1 point compared with 2009 as a result of an extremely aggressive pricing policy.

Orange Austria’s Activities

Orange has a 35% stake in the share capital of Orange Austria Telecommunication GmbH (formerly ONE GmbH), in a consortium with the Mid Europa Partners investment fund, which bought the company in October 2007. Orange Austria obtained the third GSM 1800 mobile license in Austria in 1997 and a 20-year UMTS license on November 20, 2000. The brand name ONE was replaced by Orange on September 22, 2008. By December 31, 2010, the Orange Austria 2G network reached 98.8% of the population, compared to 98.3% in 2009, and the 3G network covered 70%, up from 68% in 2009.

At the end of 2010, Orange Austria had 2.2 million active customers, 260,000 of whom were data services customers.

In 2010, Orange Austria outsourced its mobile payment service to paybox austria GmbH. The company’s wholly owned subsidiary O-E Bank GmbH was thus brought back into Orange Austria in a cost-cutting move.

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Lastly, TKK, the Austrian telecommunications regulator, put the 2.6 GHz frequency band out to auction on September 20, 2010. Through this auction Orange Austria acquired two 5 MHz paired frequency blocks for a total price of 4 million euros.

Offers

Orange Austria offers a wide range of communications services to its customers, such as telephony plans including calls and SMS (Hallo 100 and several Team rate plans, mobile Internet contracts, bundled offers for business customers (professional offers for individual entrepreneurs and small companies, custom offers for large companies) and prepaid offers, particularly through the Yesss brand. With its new Hallo Deutschland offers, Orange Austria is targeting the requirements of the largest immigrant group in Austria by offering single-rate mobile telephony products in Austria and Germany. A similar rate was set up for Turkish immigrants (called Hallo Türkei, or Merhaba Turkiye).

Distribution

Orange Austria markets its products and services through diverse distribution channels, including:

•

54 Orange Austria stores that only sell Orange Austria products and services;

•

42 exclusive partner stores;

•

approximately 1,700 indirect sales outlets, including several that only sell mobile telephony products and services;

•

a website, www.orange.at, where customers can obtain information about Orange Austria products and services and acquire them.

Outlook

In 2011, the focus will be on increasing subscribers in an intensively competitive market, as well as on achieving customer loyalty and cross-selling product and service offers. Furthermore, Orange Austria has set a priority objective of becoming “number 1 in customer loyalty”.

Portugal

France Telecom is active on the Portuguese market through its 20% stake in Sonaecom, which has two major divisions: Optimus, an integrated telecommunications operator, and the IT services company Software and System Information Services. Since 2009, Optimus has been implementing a conversion plan to create a lighter organizational structure and it now has integrated teams to cover all the fixed, mobile and Internet offers.

At the end of the third quarter of 2010, the mobile penetration rate in Portugal was 151.7% of the population, (Source: ANACOM), one of the highest rates in Europe. The market is primarily comprised of customers with prepaid packages (72%). Optimus had 3.6 million mobile customers at the end of 2010, which represented a market share of 20.9% at the end of the third quarter 2010, compared to 43.2% for Portugal Telecom and 35.8% for Vodafone Portugal.

The Internet access penetration rate was 19.5% of the population (Source: ANACOM), which is low compared to the European average. This is comprised of 51.5% ADSL access and 41.1% cable access (Source: ANACOM). Other access types account for 7.4% and involve primarily FTTH, which shot up by over 200% in 2010. With a 6.4% market share, Sonaecom ranks fourth in the market.

Sonaecom distributes its services through 47 stores as well as over the Internet and through retailers.

In 2010, Optimus continued to invest in telecommunications infrastructure to improve coverage. At the end of 2010, 3G coverage reached 90% of the population, with more than 85% on HSDPA. In 2010, Optimus connected 200,000 homes using FTTH. At the end of 2010, Optimus and Vodafone signed an agreement that will allow Optimus to double its FTTH coverage without additional investment.

In 2011, Sonaecom will continue to pursue its integrated telecoms operator strategy and will continue to invest in its network to keep up with the expansion in its customers’ uses.

Morocco

Morocco has a population of 32 million (Source: Pyramid Research). The mobile penetration rate is 101% of the population (Source: Agence Nationale de Réglementation des Télécommunications du Maroc).

On December 2, 2010, France Telecom finalized its acquisition from Fipar-Holding (Caisse de Dépôt et de Gestion group) and Medium Finance (FinanceCom group) of 40% of the share capital and voting rights of Médi Télécom. Through this partnership, France Telecom intends to use its marketing, commercial, and technical know-how to contribute to Médi Télécom’s strategic development in the areas of mobile voice and data applications, content, and within the business market.

Médi Télécom, with its operation of three fixed telephony and 2G and 3G mobile telephony licenses, has been present in the market since 1999 and is the second overall telecommunications operator in Morocco. It had a 33.7% share of the mobile market at the end of 2010, with 10.8 million subscribers, and can reach 99% of the population.

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Tunisia

Tunisia has a population of 10.4 million (Source: Pyramid Research). The mobile penetration rate is 97% (Source: Pyramid Research). In June 2009, the Tunisian government granted a third fixed and mobile telephony license (2G and 3G) to the consortium made up of France Telecom and the Tunisian operator Divona Télécom. In July 2009, France Telecom subscribed to a capital increase of Divona Télécom and acquired 49% of the capital of this company, which became Orange Tunisie. The new operator began commercial operations on May 5, 2010. Orange Tunisie covered 74% of the population and had 750,000 active mobile customers at the end of 2010. As the leading convergent operator in the country, its development in 2010 was based on the launch of new offers, such as: the Play offer (intended for young customers), packaged offers, custom offers for the general public and companies, and mobile Internet offers (3G key and Flybox). In 2011, Orange Tunisie’s priorities will be to continue the roll-out of its network, its customer base, and uses.

Armenia

The Economic Environment and the Telecommunications Market

Armenia has a population of 3.2 million, including 1.2 million in the capital, Yerevan.

Apart from Orange Armenia, the country’s mobile telecommunications market is split by two players: Beeline (a subsidiary of the Russian player Vimpelcom, and shareholder of Armentel, the incumbent, which has a virtual monopoly on fixed-line businesses), and Vivacell (a subsidiary of the Russian operator MTS). Since 2006, Vivacell has managed to achieve market leadership and dominate the mobile market. At the end of 2010, Vivacell had an estimated market share of 66%, compared to 17.5% for Beeline and 16.5% for Orange.

The Internet market in Armenia, which has historically been relatively disjointed, is developing rapidly to the benefit of the three operators, with Beeline holding the monopoly on the ADSL offer.

The mobile penetration rate at the end of 2010 was near 100% of the population, while broadband Internet penetration was around 18% of households. The broadband subscriber base more than doubled in 2010.

Armenia’s total telecommunications market was worth about 320 million euros in 2010.

Orange’s Activities in Armenia

Orange Armenia was granted a license to operate mobile communication services in the 900, 1,800, and 2,100 MHz bands on November 19, 2008, for a period of 15 years. After beginning operations in November 2008, the company, which is a wholly-owned subsidiary of the France Telecom group, pursued a generalist mobile operator strategy with a range of services comprising voice and mobile broadband Internet, using an extensive 2G/3G HSPA network, a fully integrated and convergent solution (intelligent network and value-added services) and a broad distribution structure.

In 2010, Orange Armenia also continued to roll out its infrastructure and to focus on quality of services and providing a local presence for its customers. Numerous innovations were introduced onto the market (HD voice, Internet with 14.4 Mbit/s, mobile TV, iPhone, Blackberry, online shopping, web self-care, etc.)

At the end of 2010, Orange Armenia had around 508 thousand active voice customers, mainly prepaid, and 56 thousand broadband mobile subscribers, a market in line with expectations in terms of acquisitions.

Revenue for 2010 amounted to 18 million euros, reflecting a mix of weak turnover per customer for voice offers contrasted with significant income for data offers.

The Network

A major effort was made in 2010 to develop geographic coverage in the country, resulting in coverage increasing from 83% of the population at the end of 2009 to 94% at the end of 2010 through 453 sites in service providing excellent radio broadband quality.

Capacity was also increased to accommodate the upsurge in mobile data traffic.

Distribution

Orange Armenia has an extensive distribution network comprising 74 stores under its brand (of which 65 under franchise), with 1,500 indirect sales outlets. More than 6,000 sales outlets for prepaid top-ups are available to customers.

Outlook

In 2011, Orange Armenia will continue with its generalist operator strategy, focusing on quality of services, proximity to customers and innovation.

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Dominican Republic

The Economic Environment and the Telecommunications Market

MAIN MACROECONOMIC DATA

	2010	2009	2008
Population (in millions)	9.9	9.0	8.9
GDP growth (%)	7.8%	3.5%	5.3%
GDP per person (in dollars, PPP)	8,819	8,672	8,619
Source: Central Bank of the Dominican Republic.

The telecommunications sector continued to experience strong growth up to 11.9% in 2010 (Source: Indotel); this was due to an increase in mobile customers (+3%) and the rapid expansion of the Internet market (users up by 42.6%). The prepaid market represents 84% of the mobile market (Source: Orange), while average revenue per user (ARPU) continues to fall (Source: Orange) because of increased competition and the arrival on the market of new customers with lower consumption habits.

The fixed-line telephony market represents 1 million lines. The market has been in decline since 2008, both in terms of volume and value, while the Internet market grew by 45.22% in 2010 (customer accounts) to reach 0.6 million lines. These two markets are largely dominated by Claro, whose share of the fixed-line market is 79%, with a 75% share of the Internet market, but are nonetheless in decline due to heightened competition from new providers such as Orange Dominicana.

Competitive Environment

Orange is the second largest mobile operator, with a market share of 33% in terms of volume, trailing the country’s incumbent operator Claro, which had 54% in 2010 (Source: Orange). In terms of value, Orange holds a higher market share of 42.1% against 46.3% for Claro (Source: Orange) – because it has a lower percentage of prepaid customers. Claro operates on the mobile, Internet and television markets, adopting a multiplay strategy (4P contracts) and targeting both private and business customers.

Viva is the country’s third operator, with a market share of 7% and a strategy that is mainly based on prices.

Tricom is the fourth largest mobile operator, with a 5.6% market share in 2010, and owns a network that is entirely CDMA-based. It is second on the fixed-line, Internet and television markets and positions itself as a multiplay operator.

Orange Dominicana Operations

	2010	2009	2008
Revenue (in millions of euros)	445	417	414
Number of mobile customers (in millions)	2.9	2.8	2.4
o/w mobile Internet users	0.5	0.24	0.20
Prepaid customers	2.4	2.4	1.9
Contract customers	0.5	0.4	0.5
ARPU (in Dominican pesos)	557.3	563.0	721.2
Source: Orange.

France Telecom owns 100% of Orange Dominicana, which rolled out its GSM900 network in November 2000 using the Orange brand.

2010 was marked by a return in revenue growth (+6.7%). This was the result of operations carried out in order to keep up with developments on the market in terms of voice and data usage. In particular, Orange launched new contracts for customers with Smartphones. It also introduced a range of Animals offers (referred to as Mascotas) in the last quarter of 2010 in an effort to combat a decline in ARPU. Finally, despite intense competition on the prepaid market, Orange Dominicana managed to increase its subscriber base by 0.8% via operations such as the end-of-year “2011 free minutes” offer.

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Offers

Type	Name of offer	Main Features
Contract	MAX/FLEX ANIMALS • Delfin • Leopardo • Canario • Ardilla	Minutes contract, access to social networks, SMS Minutes contract, unlimited Internet, SMS Minutes contract, additional minutes on all networks Low minutes contract, SMS
Prepaid	Canario	Minutes contract, bonus minutes based on top ups
3G data	Orangenet (USB)	Internet with daily or monthly contract
	Flybox (Home)	Internet with daily or monthly contract

Distribution

Orange Dominicana sells its products through the following distribution channels:

•

direct: 22 stores managed by and belonging to Orange offering all products and services, especially service activation, customer care, handset repairs and business services;

•

indirect: 26 franchises and 565 sales outlets across the country;

•

8 independent distributors of prepaid cards and 2 offering top ups.

The Network

In February 2010, Orange Dominicana launched the 7.2 Mbit/s HSPA version of its 3G network, which covered 59% of the population by the end of the year. The 3G technology allows it to ensure the development of its mobile broadband services. According to two external studies carried out in 2010, Orange has the highest quality GSM network (Source: INTEC), as well as the 3G network that offers the highest Internet speeds (Source: Santo Domingo Institute of Technology).

Key Events

•

January: Orange Dominicana mobilizes in support of Haiti;

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April: Orange Dominicana recognized by the Santo Domingo Institute of Technology as having the fastest mobile Internet network in the country;

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May: opening of new Orange stores;

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July: launch of “Orange es verde” program for the protection of the environment;

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September: launch of Orange music store;

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November: launch of Animals offers;

•

November: opening of an Orange R&D center.

Outlook

In 2011, Orange Dominicana aims to establish itself as the preferred telecom operator for Dominicans. The customers’ experience will be improved by a higher quality of service, a wider distribution network, offers that are adapted to suit all needs, and an attractive policy to build customer loyalty.

Orange Dominicana will also pursue certain initiatives to develop the future prospects and training of its employees, as well as a program of changes to improve efficiency at all levels.

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6.3.5   Enterprise Communications Services

The Orange Business Services brand covers both:

•

the Enterprise Communication Services (ECS) unit, which supplies communications services to multinational companies and corporate accounts and SMEs in France (1);

•

and Orange subsidiaries’ Business-to-Business (B2B) activities.

Orange Business Services covers all the Group’s business customers in more than 160 countries and regions where it provides local technical and commercial assistance.

By the end of December 2010, ECS had generated 7.2 billion euros in revenue before intra-Group eliminations. In addition to France Telecom S.A.’s and Equant’s business activity, this business segment includes several subsidiaries, each with its own specific expertise, including: Etrali (trading solutions), Almerys (health), Orange Consulting (project management, telecom consulting), Multimedia Business Services (multimedia contact centers), Neocles (virtualization solutions), IT&Labs (design and development of embedded Machine-to-Machine applications, vehicle fleet management), Obiane and Telecom System (secure network integration), Alsy (integration services), EGT (equipment and services for video conferences), and GlobeCast (multimedia broadcast systems).

6.3.5.1   The Market

France Telecom Group operates under the brand name Orange Business Services, both in France and internationally, in the Business communication and IT services markets. This market is part of the Information and Communications Technologies (ICT) sector, which brings together technologies used to process and send information (primarily IT and communication technologies). Worldwide this market represents nearly 1,000 billion euros, of which more than 45% relates to telecommunications.

FIG. 1: POSITIONING OF ORANGE BUSINESS SERVICES ON THE ICT VALUE CHAIN

FIG. 2: GLOBAL ICT MARKET, IN VALUE (IN BILLIONS OF EUROS, 2010)

Source: Gartner, IDC, PAC and Orange estimate

(1) Excluding mobile services sold to companies under the responsibility of France (See Chapter 6.3.1). This market is estimated to be worth approximately 5 billion euros.

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Markets targeted by ECS:

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in France, the markets for fixed voice (RTC, VoIP), data (X.25, ATM, Frame Relay, Leased lines, Internet, IP VPN, Ethernet) and IT services (consulting, integration, outsourcing) for corporate accounts, local authoritieand SMEs (1);

•

abroad, the voice, data and network services markets for multinationals.

These markets, which are worth around 60 to 65 billion euros, are experiencing overall growth due to the dynamic nature of IT services. After last year’s slowdown, the IT services market progressively recovered in 2010, although it failed to reach pre-crisis growth levels.

The economic situation nonetheless remained difficult and uncertain in 2010. Companies have learned lessons from the crisis and have continued to optimize expenses. This has meant that the structural adjustments linked to the maturity of this sector have not allowed the markets targeted by ECS to progress in any meaningful way.

The French connectivity market, which includes traditional fixed-line telephony (worth around 2 billion euros) and classic data services including X.25, Frame Relay and ATM (around 300 to 400 million euros), continues to decline. This market, which is highly competitive and regulated, is seeing per-unit prices and volumes continuously fall. Companies are now readily abandoning their traditional telephone or data connections in favor of IP.

This switch to IP, or IP transformation, allows them to optimize their network and increase productivity by adopting new technologies and applications, often at lower rates.

In France, nearly all traditional data services have been replaced by enhanced network services (IP VPN, Ethernet). Additionally, the roll-out of IP VPN is slowing and it is possible that the market is becoming saturated. Worth nearly 2 billion euros, this is a relatively stable market. However, the switch from traditional voice services to VoIP is continuing at a high rate (growth of around 20% in 2010), making this market worth slightly less than 500 million euros.

Internationally, multinationals are continuing to develop, particularly in emerging countries. They are condensing and developing their networks worldwide, while at the same time managing and optimizing their budgets.

On top of these telecommunications operator services, ECS offers network services such as business-oriented communication applications and services (real-time business), integration and outsourcing services, support services and consulting.

In France, after the decline associated with the crisis of 2009, 2010 appeared to be a transition year in which the IT services market returned to growth: +1.4% according to Gartner. The same trend could be observed internationally: Gartner announced growth of 3% for 2010 on the IT services market in Western Europe.

6.3.5.2   Competitive Environment

Fluctuations in the current economic climate and changes in the way companies use ICTs have encouraged those operating on the corporate telecom market (operators, IT service providers and web-based companies) to adapt their strategy:

•

Telecommunications operators are looking for new vectors for growth by developing their services to offset the drop in traditional voice communication revenue. This trend is intensified by the difficult economic situation and increasing customer demand for integrated end-to-end solutions at lower prices. These two elements combine to increase the competitive pressure among operators and impact their results.

•

Moreover, the borders that existed between telecommunications operators and IT service companies are disappearing, firstly because of the commoditization of traditional connectivity, which is occurring under strong competitive pressure and secondly because of the convergence towards IP. Telecom operators are continuing to bring their economic models in line with IP services, a change that was initiated several months ago during restructuring and M&A operations such as the acquisition of the South African integrator Dimension Data by NTT in July 2010.

•

This means that the operators can offer advanced communication solutions that are increasingly integrated with the company’s information system. By doing this, they come up against more direct competition from IT services companies, IP integrators and Internet players.

•

By contrast, IT service providers are now entering the telecommunications sector by offering their customers IT solutions that include the telecom component. This is illustrated by the increasing number of cloud computing offers coming from companies like IBM, HP, Microsoft and Cisco.

The main competitors of France Telecom on the market are as follows:

•

telecommunications operators:

(1) The small offices and home offices market, estimated to be worth 6 billion euros and half of which comes from the mobile sector, is not included in the ECS customer target group (it is under the responsibility of France see Section 6.3.1).

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•

SFR Business Team, which offers companies a range of fixed, mobile and Internet solutions,

•

alternative local loop operators, such as COLT Telecom and Numericable-Completel. These network operators work in the voice services and data transmission market in France, serving multinational corporations and SMEs. They can provide their customers with network access, either through local loop unbundling or through alternative local loops,

•

global telecommunications service operators, such as BT Global Services, AT&T Business Services, Verizon Business, and T-Systems offer multinational customers services with a strong network and data component. These operators offer a comprehensive range of data transmission services to supplement their more traditional voice services. In France, where their subscriber base is highly targeted, they are able to carry local, national and international long-distance calls by using the France Telecom network interconnection services,

•

operators from emerging countries, such as Reliance Globalcom and Tata Communications, which mainly target MNCs in Asia but also more widely located MNCs with large IP network needs. For these companies, they set up hybrid solutions based on their own networks and combined with third-party operators’ solutions that they manage themselves,

•

national voice and data transmission operators: in some countries, France Telecom is also in competition with the incumbent operators. Some of these operators still have a special regulatory status and enjoy exclusive rights to supply specific services. Most of them have historically dominated their local telecommunications market,

•

network integrators and managed service providers which are present in the network related services market, which is close to that of telecommunications and IT. In this area, France Telecom faces “co-opetition” (a combination of cooperation and competition) from companies developing a multi-provider approach such as Telindus (Belgacom Group), NextiraOne, Spie Communication and Dimension Data (NTT Group);

•

companies specializing in the roll-out and supply of managed services and systems integrators, which meet businesses’ needs for simplicity in the face of increasingly complex technologies. France Telecom, which is focusing on assisting its customers in moving their communications systems toward IP, competes with companies such as IBM Global Services, HP Enterprise Services and Atos Origin. The principal service categories in which these companies are positioned include network integration, outsourcing, third-party application maintenance (TPAM), consulting and engineering, and infrastructure management;

•

finally, players from the Internet world are working with business customers to offer VoIP services or cloud computing solutions, as in the case of Salesforce and Amazon. Cloud computing, which stores data applications in remote data centers, is having significant impact on the way different players are presenting their knowledge. Top Internet players such as Google, Amazon and Salesforce are developing online services available at low cost on the Internet. In the same way, major software suppliers are offering their applications online as services. Finally, top IT integrators are also offering their infrastructure services as services through virtual servers and storage. Faced with these changes, Orange Business Services is continuing to invest in its own network to support all these applications, and it is also providing infrastructure services, virtualization services and ‘real-time’ applications as services.

In this highly competitive context, Orange Business Services is setting itself apart by its international presence and the development of its IP services network. Furthermore, Orange Business Services continues to expand its capacity to offer innovative services in emerging countries and also sets itself apart through its willingness to offer the best quality of service and customer experience. This approach earned it a victory in the “Best Managed Services” category at the World Communications Awards in November 2010.

6.3.5.3   The Regulatory Environment

Orange Business Services’ operation is mainly subject to regulation in France. The French regulator (Arcep), which places special emphasis on the reproducibility of retail offers to businesses, checks that wholesale offers proposed by Orange Business Services are technically and economically appropriate, to ensure effective competition in the French retail markets. Therefore, average regulated access prices in France are among the lowest in Europe, which is also due to France’s lead in terms of technological migration.

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KEY REGULATION EVENTS IN FRANCE IN 2010

April 2010	Publication of Decision no. 2010-0402, which relates to analysis of the capacity services markets and the obligations imposed on operators with significant influence on these markets.
June 2010

Offer of access to France Telecom’s civil works facilities for all operators having expressed an interest in a standardized contract to connect business customers via a point-to-point dedicated fiber optic line.

September 2010	Public consultation of Arcep on the analysis of broadband and high capacity broadband markets.
December 2010	Marketing of business Ethernet aggregation bitstream offer.

In 2010, the regulatory environment for the Business market in France was marked by the following:

•

Arcep’s publication of a decision relating to its analysis of the capacity services markets and the obligations resulting from it;

•

developments in the specific wholesale offers available on the Business market, especially the standardized offer of access to France Telecom’s civil works facilities in order to provide business customers with point-to-point dedicated fiber optic lines, the marketing of the business Ethernet aggregation bitstream offer, and especially the introduction of innovative technologies such as VPLS (Virtual Private LAN Service), SDSL.bis or Ethernet in the first mile (EFM) to cope with the increase in copper speeds up to 16 Mbit/s.

•

Arcep’s latest analysis of the broadband and high capacity broadband markets.

Decision no. 2010-0402 by Arcep (on the capacity services markets) aims to define the new regulatory framework that will apply to these markets for a maximum period of three years. The decision relates to the retail market, the wholesale market for the last mile segment, wholesale market for inter-urban service segment.

Removal of regulation on the retail market, and transmission of protocols for accounting separation with regard to customized offers

Arcep’s decision eases regulation on the retail market but at the same time imposes an accounting separation obligation on the wholesale market.

This obligation will require France Telecom to provide Arcep with an annual list of its generic offers, and each quarter provide an accounting separation protocol for each customized offer made downstream of the wholesale market for service provision in the terminating segment, as soon as the value of a contract exceeds 100,000 euros after end-of-year consolidation.

Wholesale Terminating Segment Offers

Concerning wholesale terminating segment service offers, France Telecom has committed to ensuring that the CE2O offer (Operator Optical Ethernet Aggregation) for alternative interface capacity services via optical ﬁber, and the DSLE offer (DSL Entreprise) for broadband Internet access and alternative interface capacity services via copper wires, will remain available for the duration of the market analysis (three years).

On December 1, 2010, France Telecom also began to market the Business Ethernet Aggregation offer, a wholesale, all-Ethernet access and aggregation offer for transporting IP traffic, and announced that at the end of 2011, it would begin to market its Wholesale Business LAN offer. This is a wholesale access and aggregation offer to support LAN interconnection services for companies.

Finally, the offer of access to France Telecom’s civil works facilities in order to offer business customers point-to-point dedicated fiber optic lines was standardized on July 1, 2010.

Regulation of submarine cables linking Reunion Island with mainland France and mainland France with French Guiana

France Telecom is considered to exert significant influence on the “mainland France – Reunion Island”, “mainland France – French Guiana” and “Martinique – French Guiana” segments on the basis of the additional terrestrial services that it alone is able to provide.

The competition is recognized as being based in particular on submarine capacities between all of the French overseas departments (DOMs), as well as on the line between mainland France and the DOMs:

•

in the Reunion metropolis: until the beginning of 2008, France Telecom enjoyed commercial exclusivity, but since then other members from the consortium have been able to offer similar capacities, and the vast majority of Reunion operators have now made IRU deals on the cable with them.

•

in the French Guiana and Martinique – French Guiana metropolises: other operators from the Americas 2 consortium are offering capacity services to alternative operators, and a majority of these have taken them up in practice, since France Telecom has only limited cable capacities.

•

since 2007, Martinique and Guadeloupe have also been serviced by competing cables provided by Middle Caribbean and Global Caribbean Network, which offer hosting services in their landing station.

France Telecom is therefore forced to offer additional cost-oriented terrestrial services, especially in terms of optical transmission: for the landing of the SAFE cable on Reunion Island and the Americas 2 cable in French Guiana and Martinique.

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Analysis of broadband and high capacity broadband markets

The latest analysis of the broadband and high capacity broadband markets carried out by Arcep aims to define the new regulatory framework that will apply to these markets. It relates to the market for access to the physical infrastructure that makes up the copper wire local loop and the wholesale market for broadband and high capacity broadband access that is activated and delivered at an infra-national level. After several public consultations during 2011, the final ruling should be adopted during the first half-year 2011.

For copper-wire bitstream offers, the analysis carried out by Arcep suggests a mandatory tariff system that reflects costs and the abandonment of the non-eviction principle in terms of unbundling, a principle that had maintained an economic incentive for alternative operators to extend unbundling.

In response, France Telecom disputed the obligation to make a wholesale offer that would apply across the territory, instead seeking a geographical remedy by referring to the analysis made by the European Commission. In its recommendation on “regulated access to next generation networks”, published on September 20, 2010, the Commission argued that it would be appropriate to “respond to diverging competitive conditions between different areas within a geographically defined market by imposing differentiated remedies and access obligations”.

Arcep’s analysis also has an impact on the retail market by proposing the imposition of an accounting separation obligation for the wholesale market for active offers of broadband and high capacity broadband access.

This obligation will compel France Telecom to provide Arcep with an annual list of the generic offers it makes on the broadband and high capacity broadband markets, and each quarter provide an accounting separation protocol for each customized offer made downstream of the wholesale market for broadband and high capacity broadband, as soon as the value of a contract exceeds 100,000 euros after end-of-year consolidation.

6.3.5.4   Orange Business Services operations

FINANCIAL INDICATORS

(in millions of euros)	2010	2009	2008
Revenue	7,216	7,559	7,785
fixed-line telephony and traditional data services	2,588	3,167	3,444
enhanced network services	2,334	2,166	2,054
integration and outsourcing services	1,402	1,371	1,338
other Business services	892	856	949
EBITDA	1,317	1,501	1,508
In % of revenue	18.3%	19.9%	19.4%
CAPEX	318	299	356
In % of revenue	4.4%	4.0%	4.6%
Source: Orange.

OPERATIONAL INDICATORS

	December 2010	December 2009	December 2008
France + International (number of accesses in thousands)
Number of IP-VPN accesses	319	323	321
France (number of accesses in thousands)
Business telephone lines (PSTN)	4,368	5,145	5,461
permanent accesses to data networks	336	335	328
including IP-VPN accesses	271	273	270
XoIP	49	32	19
Business Everywhere	795	750	683
Source: Orange.

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KEY OPERATING INDICATORS RELATED TO ENTERPRISE COMMUNICATION SERVICES

Name	Definitions	Product lines
IPVPN access (France + International)

Number of IPVPN (IP virtual private network) access marketed by Orange Business Services in France and Internationally. These accesses allow companies to pool their applications and introduce new ways of using them (VoIP/IP Telephony).

IPVPN France, IPVPN International
Business telephone lines (PSTN)	Access to the Switched Telephone Network (STN), from analog lines or digital lines.	Analog lines, basic access, primary accesses
Permanent access to data networks

This indicator essentially covers IPVPN and some of the XoIP offer in France:

•

broadband Internet accesses combined with a set of ready-to-use services (Business Internet Office and Business Internet), mainly for SMEs;

broadband Internet and Vo IP accesses (with or without Centrex, which exempts customers of telephone switchboard maintenance and management constraints) for businesses with independent sites; accesses to businesses’ virtual private IP network in France.

Business Internet, Business Internet Office, Business Internet Voice, Business Internet Centrex, IPVPN France, Ethernet
XoIP Offers

This indicator covers:

•

broadband accesses offering IP service, with or without Centrex, for companies developing on independent sites;

•

managed telephony over IP solutions that use existing IPVPN (IP virtual private network) access. These solutions are used for work station networking, voice transfer and IP-VPN connectivity.

Business Internet Voice, Business Internet Centrex, Business Talk IP, Business Talk IP Centrex

Offers

Orange Business Services offers more than 400 products and services on the French market, from the market for professionals to business accounts, as well as around 100 offers for multinationals.

The solutions provided by Orange Business Services, whether packaged or customized, are divided into five main categories for the daily needs of companies in an effort to simplify the customer experience:

•

connecting people, sites and machines using a robust and secure network;

•

encouraging collaboration between company employees through advanced communications services;

•

contributing to more dynamic company operations and processes via innovative solutions;

•

offering free-flowing exchanges with business customers to ensure an exemplary customer experience;

•

working with an operator that is able to accompany the business in its development plans and objectives.

To meet these needs, Orange Business Services has structured its portfolio of offers around eight main types of products and services:

•

network offers, including certain levels of service guarantees (mobile and fixed-line connectivity, and voice and data transfers);

•

mobility offers (telephony, mobile messaging, and wireless data access);

•

advanced communications services and collaboration (interoperability between telephony, messaging and video conference solutions, and joint fixed-line and mobile offers, in triple or quadruple-play);

•

customer relations solutions (multimedia contact centers, voice and mobile portals, and payment services);

•

IT solutions (virtualization, systems integration, APIs, and Machine to Machine building blocks);

•

Business Line solutions (healthcare, finance, transport, cross-cutting fleet management offers, and electronic exchange applications);

•

security solutions (infrastructure, communications applications, and user terminals);

•

consulting and customer services (needs analysis, installation, and user training) in various areas: switching to “all IP”, virtualization, adopting Machine to Machine, supervising and managing service quality.

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TRADITIONAL COMMUNICATIONS SERVICES

Branch	Type	Name	Main Features
Network offers	PSTN access	Analog	Fixed switched telephone network access offers, with preferential rates and a certain number of à la carte services for optimized business telephony.
ISDN

Telephone connection services with end-to end digital quality, also for operating electronic payment applications, remote monitoring, machine to machine, continuous back-up link and videoconferencing applications.

	Outgoing PSTN traffic	PSTN voice traffic

Offers that give businesses special rates for communication from fixed lines in mainland France or in French overseas departments, whether the call is local, nearby, national or international and to fixed lines as well as mobiles; a certain number of à la carte telephony and management services are also available.

Virtual private network (VPN) traffic and fixed/mobile convergence

Offers that simplify businesses’ management of fixed and mobile communications, by grouping fixed and mobile communications under a single package or by giving users the option of being reached at any time on their fixed or mobile line with a single number and voicemail.

	Incoming traffic	Special numbers	Range of services for professional telephone reception, using single numbers with different rates, and incoming traffic management services.
Audiotel

Kiosk service that gives the company’s customers quick, simple, and targeted access to its telephone services, à la carte rates, with an income for the company from its customers’ paid use of its content.

	Infrastructure data services	Leased lines

Permanent dedicated connection services used to manage all information flows; these services are accessible in France on a turnkey basis and offer a wide range of guaranteed bandwidth; these connections are gradually being replaced by DSL and Ethernet technologies or other fiber optic technologies.

Ethernet and other types of fiber optic access

Very high-speed broadband connection services that allow companies to manage a set of communication flows safely and with improved performance; these services are primarily used for local networks on the company’s sites and to connect its main sites to one another.

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ENHANCED NETWORK SERVICES

Branch	Type	Name	Main Features
Network offers	Infrastructure data	DSL services	Business services offers on DSL, for fast and simple communication between the business’s sites or outside lines, with high performance and bandwidth.
Fiber optic services

Fiber optic service offers that let the business interconnect local networks on its sites at the required speed, up to high capacity broadband; these services foster the development of new communication and cooperation habits within the company or with partners.

Services over satellite

Business services offers of satellite services that allow for quick and easy implementation of both satellite-based and terrestrial communications solutions for primary or secondary connectivity needs on terrestrial company sites, oil platforms and vessel fleets.

	Managed data over IP	Vo IP and IP telephony services

IP telephony solutions based on DSL or fiber optic infrastructure services to help the company control its telephony costs and providing it with new telephony and collaborative services; management of the solution may be handed over to Orange Business Services in full.

		Joint fixed-line and mobile services	Joint fixed-line and mobile solutions that allow users to remain contactable at all times at a single number and benefit from all fixed-line services while mobile.
		Managed Internet services	Powerful, secure Internet access solutions for businesses, which optimize online actions (instant browsing, protected data exchange, collaborative work, etc.).
Managed Intranet services

Multi-site business Intranet network solutions managed by Orange Business Services for the business, giving access to a broad range of communication and collaborative user services; these solutions are modular and adaptable, and come with custom support services for each business.

Managed video services

Videoconference management services compatible with all types of equipment and networks; simple, fast and powerful; managed by Orange Business Services and enabling companies to overcome all types of technical and logistic constraints.

Mobility offers	Roaming	Roaming solutions	Solutions that give companies’ roaming employees secure remote access to their company’s applications and messaging services from a PC or PDA.

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INTEGRATION SERVICES AND OUTSOURCING FOR CRITICAL COMMUNICATIONS APPLICATIONS

Branch	Type	Name	Main Features
Advanced communications and collaboration services	Advanced communications and collaboration services	Services for networks managed over IP:

A set of services available for all companies with managed Intranet services, to optimize the business’s network performance, secure data, ensure service continuity, and support customers with network management.

LAN and telephony business solutions

design, supply or rental, installation and management of PABX, IPBX and LAN equipment. Different levels of service are available: on-site or remote work, contractual commitment levels with or without material investments.

Collaborative Work Solutions

Availability of collaborative spaces, online document sharing, telephone or web-based meetings, audio or video conference services such as telepresence that can bring teams together remotely from anywhere in the world, with high quality sound and images.

Unified messaging and communications solutions

Access to unified professional messaging and communications tools (fixed-line telephones, mobiles, Internet, instant messaging) from different work stations and communication terminals, thereby facilitating communication within the company.

Customer relations solutions	Customer relations services	Contact centers and voice portals

Design, roll-out and integration of contact centers to process and oversee company communication via different media (telephone, SMS, Internet, e-mail), either on company sites or managed from a distance.

Design, development and hosting of interactive voice servers with high added value, using voice recognition and voice synthesis technologies.

Content distribution

Services for the distribution of multimedia information and videos to suit the message and habits of those concerned. Companies can simultaneously send messages on several different media: SMS/MMS, fixed-line or mobile telephones, e-mail or fax, online or Intranet-based video.

		Web portals and e-commerce	Design, development and hosting of transactional and e-commerce sites, mobile contactless solutions to facilitate the company’s website or mobile access.
		Payment and contact-free solutions	Payment solutions for supermarkets and superstores, with IP electronic systems for POS payment, online payment and invoice payment; the use of pre-paid cards or virtual cards.
IT solutions	IT solutions	System integration and applications	Design, development and integration of specific applications, mobile and online portals, Machine to Machine (M2M) application platforms, and dematerialization solutions.
IT infrastructure management and virtualization services

Design and managed or on-site development of secure solutions for hosting and virtualizing data centers, work stations and servers using different methods such as cloud computing.

Integration and operation of services platforms, and coordination of large-scale projects.

Business Line solutions	Business Line solutions	Specific application-based and machine-to-machine solutions

Solutions adapted to our customers’ sector-specific problems, particularly in healthcare (third-party payers, hospitals, etc.), market trading (trading room equipment) and transport (GPS technology for vehicle fleets).

Machine-to-machine solutions for the exchange and processing of data between communicating objects.

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Branch	Type	Name	Main Features
Security solutions	Security Services	Services for the protection and security of data and company networks	Services to protect and safeguard data and networks, end-user services including secure mobile connections, and back-up and recovery solutions to secure exchanged data and ensure service continuity.
Consulting and customer services	Consulting and support	Consulting, project and service management, roll-out services, operational support, and end-user services

Providing businesses with upstream advice to define, design and implement their Telecommunications and IT strategies;

Customer support services for the design phase, roll-out installation and infrastructure and project management services;

Tools and services to ensure smooth running and improved efficiency of IT services for both administrators and end-users.

Distribution and Partnerships

In France, offers designed for companies (excluding large accounts) are marketed by the Orange France division’s Business Marketing management through a network of 13 national Business agencies. These agencies have sales personnel dedicated to a portfolio of customers and a network of telephone advisors ready to provide customers with information on offers, order status, service quality and incident resolution.

The France and international large accounts subscriber base is advised and assisted by five sales departments: Americas, Asia Pacific, Europe, Emerging markets & Indirect Sales, and Large Accounts Management France. Each of these departments is responsible for the revenue generated locally by their region for all services. In particular, a single interface ensures that sales to its customers outside that department’s region develop on an equivalent basis across all of the regions.

Each of the five large accounts sales departments has a sales force organized by country or sub-region, a sales administration team working closely with the sales teams, and a team in charge of marketing and promotion of offers to the local market. These large accounts sales departments also have central support for their sales strategies, the development of solutions, the delivery and execution of customer orders, the preparation of replies to calls for tenders and analysis of the profitability of customer offers. The purpose of this support is to adapt the product strategy to specific local requirements, as well as to improve understanding of local market expectations.

Lastly, the France Telecom website allows companies to manage their contracts and to place orders in real time.

The Group’s commitment to working with businesses also means that it wants to offer its customers high-quality, exemplary service in the comprehensive solutions it provides: managed data, telephony, integration services.

Orange Business Services is a privileged contact for its customers throughout their contracts, and it forms lasting relationships with them based on creating value together and making its industrial solutions faster and more reliable, with better invoicing and customer service.

The “Customer Service & Operations” (CS&O) Division has a staff of around 7,000 employees who work in more than 160 countries, sometimes with the help of local correspondents.

This team focuses on two main issues:

•

the first of its tasks is roll-out, during which CS&O advises and supports customers as they roll out their solutions while optimizing processes and performance. Several targeted initiatives were launched to constantly improve its services, such as the Quote to Bill initiative, in which it undertakes to improve its operational model along the entire delivery chain (from listing request to invoicing) in order to reduce costs and lead times;

•

the second of these is a support phase in which CS&O uses its global geographic organization to follow customers wherever they work, guaranteeing user assistance and support anywhere and anytime.

To achieve this, CS&O has three Customer Service Units (CSU) in France, four Major Service Centers (MSC) in India, Egypt, Brazil and Mauritius operating 24/7, and a field presence in all the world’s regions where its customers are located (Europe, Middle East and Africa, Asia-Pacific, North and South America).

In addition to direct sales channels, Orange Business Services uses indirect sales channels run by domestic or regional telecommunications operators that want to meet their domestic customers’ international needs outside of their own region. Orange Business Services provides them with connectivity services through network interconnection or service integration, in the form of unbranded services (services resold by the distributor under its own brand name) or managed services.

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Orange Business Services is working to build this type of partnership in the most developed markets, preferably with the leading operator or its direct competitor. This approach enables Orange Business Services to penetrate the small and medium sized companies market by controlling the sales costs (resale to domestic operator) and by building complete offers to cover the domestic and international requirements of certain large accounts (partnership with the domestic operator). Orange Business Services has also developed partnerships with the main systems integrators such as Accenture, Cap Gemini, IBM or HP, in order to detect opportunities for contracts, especially large transformation projects, where the teams’ skills are complimentary.

Finally, Orange Business Services is working in close cooperation with dominant technology players including Cisco, Microsoft, Alcatel-Lucent, Avaya, and Juniper. This cooperation is developed through marketing relationships with our main business customers, to implement the customized solutions that best fit their needs. It is also working on any kind of innovation that could add to our portfolio.

Key Events

The main events in the Enterprise segment in 2010 were:

January

•

the award of triple ISO certifications is announced.

•

the X25 offer is withdrawn.

February

•

Orange Business Services is named as one of Microsoft’s three worldwide partners for distributing Microsoft Online Services.

March

•

The French National Olympic and Sports Committee choose Orange Business Services to provide online medical support for athletes.

April

•

Orange Business Services upgrades its broadband Internet solution, Business Internet.

May

•

Orange Business Services and SWIFT agree strategic partnership in France to launch Hub Finance, a communication offer between businesses and banks.

•

Launch of France’s first centralized medical imaging services platform.

June

•

Launch of Fleet Voyageurs, a fleet management solution for public transport companies.

•

The Managed Service solution for BlackBerry Smartphones is launched.

July

•

Orange Business Services acquires Alsy, a leading integrator of Microsoft communication solutions.

•

Orange confirms its leadership in the “sustainable” telecoms market (“green” services), appearing in the 2010 Leaders’ Quadrant by Verdantix, an independent research firm.

•

Orange Business Services and Cisco sign an Interoperability Agreement to strengthen the telepresence offer.

September

•

Worldwide commercial alliance between Orange Business Services, Cisco, EMC and VMware, supplier of virtualization platforms to simplify cloud computing adoption.

•

Orange Business Services confirms its leadership ambitions for the communications solutions market, where telecoms and IT meet, in its Conquest 2015 strategy.

•

Launch of Unified Business Telephony, the first IP fixed/mobile convergence solution for SMEs.

November

•

Partnership between Orange Business Services and Plastic Omnium for a M2M waste management solution.

•

World Communication Awards 2010: Orange Business Services wins the Best Managed Service and Best Project Management prize.

December

•

Orange Business Services confirms its ambitions in cloud computing: Launch of Flexible Computing Premium, Back up as a service (Infrastructure as a service or IaaS), Business VPN Galerie (cloud ready network solution), Desktop as a service, and Private Application Store (software as a service).

•

Approval as a host for healthcare data, and announcement of a dedicated healthcare cloud computing solution: Flexible Computing Santé.

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Outlook

Orange Business Services will focus on the following areas in 2011:

•

developing staff members inside the company;

•

supplying an exemplary customer experience;

•

prioritizing new growth vectors (especially cloud computing and imaging) and improving how innovative offers are marketed;

•

defining and developing regional strategies on an international scale tailored to capturing growth, especially in emerging countries;

•

optimizating performance.

6.3.6   International Carriers and Shared Services

The International Carriers and Shared Services segment incorporates:

•

the sales activities and services to international carriers, the roll-out, laying and maintenance of the international and long-distance network;

•

the shared services which include the Group’s support and cross-divisional services and the new growth vectors (content, health, on-line advertising). The majority of the shared services are re-invoiced to the other operating segments (brand license fees, Group services, specific items re-invoiced on a case-by-case basis).

FINANCIAL INDICATORS

(in millions of euros)	2010	2009	2008
Revenue	1,600	1,387	1,348
International carriers activity	1,369	1,207	1,171
Shared Services	231	180	177
EBITDA	(661)	(1,427)	(281)
In % of revenue	-41.3%	-102.8%	-21.0%
CAPEX	312	500	868
In % of revenue	19.5%	36.0%	64.4%
Source: Orange.

6.3.6.1   International Carriers

The Market

The international carriers’ activity targets the wholesale voice and data traffic market (or free-floating traffic). It represents the portion of international traffic purchased from operators to be transferred to end customers.

The global international voice market was estimated to be 446 billion minutes in 2010 and its growth is being driven by the economic development of areas with high geographical density (principally South-East Asia, China and India), developments in mobile telephony (in particular Africa), and the development of VoIP.

Wholesale traffic accounts for around 52% of the total international voice market in 2010 and is estimated at 231 billion minutes. (Source: Ovum, 2010, Telegeography, 2009).

Competitive Environment

There are three categories of wholesale carriers: wholesalers, multinational retail carriers and specialized players.

Wholesalers are specialized in wholesale. They search for large quantities to obtain the most competitive costs. There is also a trend towards consolidation of markets: BT outsourcing traffic to TATA and MTN’s traffic to BICS.

The retail carriers’ goal is to generate additional revenue to optimize their traffic. France Telecom, Telefonica, Deutsche Telekom, Telia Sonera, and AT&T figure among the main players.

Lastly, specialized players intervene on a regional perimeter or on specialized voice or data products by generally proposing a single offer at very competitive prices. The main actors include: Primus, Global Crossing, Interoute, Level 3 and Calltrade.

Aside from international carriers, the wholesale market’s subscriber base comprises voice market specialists (call-shop, pre-paid cards), domestic retail carriers (including MVNO) with or without a wholesale activity, wholesalers, Internet Service Providers.

Three main factors influence the market:

•

access, capacity, outsourcing: simplifying or even outsourcing the traffic handling allows for fewer routing changes, limiting the number of suppliers and stabilizing rates and service quality;

•

the price: the carriers seek to optimize the traffic routing cost for a standard quality service, with frequent price fluctuations;

•

the quality: superior quality leads to greater call frequency and duration and customer loyalty and satisfaction.

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The activity of Orange’s International Carriers entity

Orange’s International Carriers activity is based on a major long-distance network infrastructure and offers a broad range of solutions on the international market.

Orange’s presence in both the retail and wholesale markets means it can develop wholesale solutions that are particularly well adapted to the needs of the retail operators. Orange has more than one thousand customers, which include fixed-line and mobile operators and Internet access and content providers.

The Group is unique in that it is very involved in the design, construction and operation of submarine cables. With its ownership or co-ownership of several submarine cable systems, the Group ranks among the world’s largest owners of submarine lines. The Group uses over half the worldwide capacity for fiber optic submarine cables today. This has enabled it to satisfy the increase in transatlantic traffic.

The Group’s wholesale activity counts:

•

a worldwide network with over 120 presence points and 130,000 km of fiber optic cable;

•

a dedicated worldwide network of IP routes with end users in over 220 countries. Connections to over 250 Internet service providers and a hit rate of over 85% for all European net surfers. FT’s international backbone is accessible from over 250 cities worldwide. France Telecom Orange’s IP backbone covers 80% of the requirements of net surfers’ needs in Asia, Europe and the United States in a single IP network jump hop (Autonomous System);

•

99.99% network availability, 24/7 centralized network supervision.

The volume of Voice in the International Carriers business grew 8.4% in 2010, and there was also sustained increase in data traffic.

Offers

Voice Services

France Telecom’s network has over 330 direct routes and interconnections with over 359 operators, and coverage in over 900 destinations with 24/7 technical support.

Services to Mobile Operators

The International Carriers activity helps over 130 mobile operators meet the needs of their own customers. Its range of solutions includes:

•

interconnection, interoperability and signaling solutions (one of the world’s leaders) for quality messaging, voice and video telephony services;

•

a dedicated 3GRX service for access to more than 578 mobile operators in over 187 countries;

•

the Orange Roaming Hub (Global eXchange) solution for moving from a bilateral model to a multilateral roaming system.

Internet and Transmission Services

The Group’s IP (OTI) network architecture is built on dedicated IP routes and connections to more than 250 Internet service providers. It includes agreements with other major network operators and direct connections to content providers and end users in over 220 countries. The commissioning of new cables such as Eassy, IMEWE, LION 2 and ACE will expand its offering.

Orange API (Telco 2.0)

Orange API combines Internet applications and solutions with enhanced communication options to improve customer service and the selling process, e.g. the Click-to-call offer to be directly connected to the customer service department of a website. The first contracts for this business activity were signed in 2010.

France Telecom Marine

France Telecom Marine’s 150 years of experience and over 130,000 km of cables laid in all of the world’s oceans makes it a major player for laying and maintaining fiber optic submarine cables, using its four cable laying vessels. The France Telecom Orange Group has strengthened and consolidated its position as one of the leading cable laying operators with its 100% acquisition of Ellettra. France Telecom Marine is able to supply all laying, landing end, and maintenance services for cables.

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THE OFFERS

Type	Name	Description
Voice	IDD (International Direct Dial)

A call termination service in France for international fixed-line and mobile voice operators. This involves a bilateral agreement between Orange and its international partners concerning:

•

several interconnection supports: land, submarine, satellite, or IP;

•

a seamless network based on approved TDM and VoIP technologies;

•

an expertise derived from the management of more than 250 direct interconnections;

•

a 24/7 customer support center, backed by centralized network monitoring;

•

This solution offers high capacity on the main routes with good efficiency ratios: ASR (Answer Seizure Ratio) and NER (Network Efficiency Ratio).

Hubbing

A termination service for international voice traffic offering different service levels: Hubbing Optimum, Hubbing Premium, etc.

Orange also offers value added solutions through the Hubbing solution
(Video-telephony, etc.).

Transmission	CITY to CITY	A permanent bandwidth linking two sites (PoP and/or customer site) which operate different technologies (SDH, SONET, wavelength) with capacities ranging from 2.5 to 10 Gbit/sits.
	LDE (Long Distance Giga-Ethernet)	A City to City option which provides a point-to-point link between two eligible European cities. Ethernet interfaces are used to limit costs and offer better bandwidth granularity and flexibility.
OSS (One-Stop Shopping)

A simplified procedure which extends coverage beyond the On-net network to provide end-to-end services in any country. This package offers a single point of contact for invoicing, order-taking, delivery and maintenance.

IPL+

Dedicated, permanent capacity between two international cities, either from a Group PoP to the head of a submarine cable (full circuit) or from the PoP to the international half-circuit (half-circuit).

	BACKHAUL	The landline termination of the submarine cable which links the cable head to one of the Group’s PoPs or to the cable head at the customer’s site.
DEDICATED TRANSIT

Enables a dedicated transmission between two international access points. The circuit transits across a country but does not end there, like the other transmission offers. This service is available and billable as a half or a full circuit.

	HOUSING	The housing of IP and transmission equipment in premises of the Group or of a partner.
Value-added transmission services

MSP 1+1

•

A card redundancy service in access equipment and House cabling which reduces the risk of power cuts and offers enhanced security and quality.

Restoration:

•

A back-up for the submerged section of the City-to-City package or OTI which secures customer traffic, avoids the need for an emergency rescue plan and allows the company to budget for reasonable insurance costs.

Internet	OTI

An Internet connectivity package with the option of an access link for transmission between the customer’s equipment and the point of presence of Orange’s OTI service.

The package comprises two services:

•

OTI Pure Speed provides carriers, Internet service providers and content providers with access to the Group’s IP backbone. This gives them global coverage, local services and a quality guarantee;

•

OTI Content, an offer dedicated to content suppliers.

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Type	Name	Description
Mobile	SS7

This solution is the most comprehensive signaling package combining the SS7 standard offering with the ITU/ANSI conversion services and value-added service options (Alliage-Short Code, SMS Control, Optimum Roaming, Anti-spoofing, SS7 MoRe etc.).

3GRX

GRX is an IP-based network used for the exchange of data roaming traffic between mobile operators directly connected to the Group’s 3GRX network or other GRX networks. This package offers UMTS, HSPDA and GPRS roaming worldwide by providing IP connectivity between mobile operators.

	SMS Global Exchange	An SMS Hub service which allows mobile operators connected to the Hub or other Hubs (via peering agreements) to exchange SMS messages.
	MMS Global Exchange	This package permits the simple, flexible exchange of MMS between mobile operators in more than 250 destinations without the operators having to enter into lengthy bilateral MMS exchange negotiations.
Roaming Global Exchange

This solution is a One stop shopping (one contract, one invoice and a single point of contact) comprehensive offer providing:

•

the full set of capabilities required to manage roaming relationships (signaling connectivity, clearing, financial settlement, fraud protection, technical testing, roaming agreement management, operation and maintenance);

•

access to all technologies (2G, 3G, Camel, Data).

Mobile Content Solutions

This is a turnkey package offering mobile operators access to a comprehensive catalogue of local and international content. management of copyright licenses and partnerships with the content suppliers etc.

API	Web and mobile solutions

The API SMS, geo localization, authentication and click-to- call allow developers, integrators and all sizes of businesses to integrate a telephony connection function into their services: permitting them to create or improve their Web services and to benefit from ready to use solutions.
www.api.orange.com

The Group’s wholesale offering can be found at www.orange.com/wholesalesolutions

Worldwide Coverage – Mobile

THE FRANCE TELECOM GROUP’S MAIN SUBMARINE CABLES

Seamless network				Submarine cables
Cable name	Start-end	Number of landing stations	Number of countries	Kms	Capacity	Commissioned	Last upgrade
TAT-14	United States - Denmark	7	6	15 464	640 Gbit/sps	Jul., 01	2010
SAT 3-WASC-SAFE	Portugal - Malaysia	17	15	27 850	155 Gbit/sps	Apr., 02
SEA-ME-WE 3	Germany - Japan	39	33	39 000	40 Gbit/sps	2000*	2009
SEA-ME-WE 4	France – Singapore	17	14	19 000	640 Gbit/sps	Dec., 05	2009
Japan-US	United States - US	6	2	21 000	641 Gbit/sps	Aug., 01
Americas 2	Brazil - Porto Rico	9	9	8 330	40 Gbit/sps	Jul., 01	2010
ECFS	Tortola - Trinidad & Tobago	13	13	1 625	160 Gbit/sps	Jul., 95	2009
LION	Mauritius - Madagascar	3	3	1 060	20 Gbit/sps*2	Nov., 09
CBUS	United States - United Kingdom	3	2	3 200	480 Gbit/sps	2009*
IMEWE	India - France	10	8	12 018	3 840 Gbit/sps	Dec., 10
ACE	France – South Africa	24	24	17 000	1 920 Gbit/sps	1S2012
UAE Kenya (TEAMS)	United Arab Emirates - Kenya	2	2	5 053	120 Gbit/sps	Dec., 09
Atlantis 2	Portugal - Argentina	9	6	12 981	8*2,5 Gbit/sps	Jun., 99
EASSy	South Africa - Sudan	8	8	10 600	3*10 Gbit/sps	Jul., 10
LION 2	Reunion - Kenya	3	2	3 000	40 Gbit/sps	1S2012

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European Express Network (EEN)

For further information see Section 8.1.5 Networks.

6.3.6.2   Shared Services

The New Growth Activities

France Telecom has developed new growth activities related to its core business line, such as content broadcasting, audience and advertising, and also healthcare activities.

Content rights

Orange offers free and paying content on its own channels, paid program packages, Video On Demand, music and game offers. These offers aim to make the services more attractive by providing customers with an interactive and delinearized content.

Orange distributes content provided by third parties (television, games, music) on fixed-line and mobile networks both inside and outside France. Orange also produces its own exclusive channels: Orange Sport and Orange Cinéma’s five different channels.

Orange focused on its role as an aggregator of content in 2010, in line with its new strategy based on developing partnerships and finalized its search for television partners.

Orange is developing new services for its customers with a focus on multi-screen, interactivity and on-demand programs.

This strategy is also deployed in other countries where the Orange brand is present, such as Poland, Spain, the UK, Romania, Belgium, Switzerland, Slovakia, Mauritius and Senegal.

Studio 37, established in 2007, is a subsidiary devoted to investing in cinematographic rights, through both co-production and the acquisition of catalogue rights. Its mission is to select projects in France and Europe which it can co-fund. In return, it acquires rights which it markets, allowing it to build its own catalogue of film productions. Studio 37 also enhances the diversity of the Orange’s various cinema content offerings. In 2010 Studio 37 helped launch 15 films including the highly successful Gainsbourg and Fatal which was seen by over one million cinema-goers.

The Viaccess group, a France Telecom subsidiary, is market leader in terms of secure access solutions to TV, or IPTV, content.

Orange is present in the games market through the games it sells on the orange.fr portal (Casual Games dedicated to family type games such as breakout clones or riddles). The goa.com activity was closed down in August 2010: Middle Range Games for playing network games without a subscription and Massively Multiplayer Games (network games with a subscription: Warhammer, Dark Age of Camelot).

Audience and Advertising

The Internet has now become a mass media, with time spent on-line increasing and gradually catching up with that spent listening to the radio or watching television. As a result, the share of web and mobile advertising will follow suit, to the detriment of traditional media. This expenditure will be bolstered by:

•

non-media advertisers and advertisers on traditional media transferring their budgets to the web;

•

rebalancing between consumption and Internet communication expenses;

•

mobile, which is becoming a strong contender with the explosion of Internet mobile consumption and applications.

As a result of these changes, the market will have a tendency to polarize, creating two types of major players:

•

highly branded media which will capitalize on their large audience and content quality to offer advertisers top quality, high revenue solutions (traditional offers and branded content) with high levels of compensation;

•

and global players (Google, Yahoo! Microsoft) with their multi-country presence, wide reach and comprehensive catalogues of advertising solutions, which will inevitably be used by agencies and advertisers alike.

Orange, backed by high audience figures in the web and mobile markets, its telecommunications operator position, its customer knowledge and network management and its ability to forge and implement industrial alliances, is working towards becoming an essential European player in the media value chain by adopting a twofold approach:

•

direct monetization of the agencies and advertisers – essentially within the web and mobile audiences (either via its own audience or by monetizing the audience of the Orange Advertising Network publishers);

•

indirect monetization by marketing technology services and solutions to players in the media where digitalization is expected (e.g. television, outdoor, cinema).

To pursue its growth strategy in this market, in August 2009 -{}-Orange took over Unanimis, the UK’s largest exclusive independent digital advertising network.

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Health

An ageing population, an increase in the number of people losing their independence, and the number of patients suffering from chronic illnesses make it all the more necessary for health professionals to turn to information and communication technologies to facilitate their daily practices, reduce their costs, improve illness management and strengthen the relationship between doctor and patient.

Backed by more than 10 years’ experience in the health sector, Orange is positioning itself as a market leader in the e-health sector, by combining new healthcare technologies with information and communication technologies.

Orange Healthcare, the Group’s healthcare division, is drawing on its know-how, innovation and technology to develop service packages for the whole sector within a partnership approach. Orange is working in collaboration with numerous health professionals and also with mutual insurance companies, retirement homes, care establishments, software publishers, county and regional councils, and clubs and associations.

The solutions proposed, developed in association with partners who are leaders in their sectors and the expertise of Orange Labs, in France and other European countries, focus on three areas:

•

hospitals, increasing patient comfort and access to information and simplifying the work of the medical team;

•

doctors’ practices, with the remote monitoring of chronic illnesses and on-line appointment systems;

•

at home, with hospitalization and stay-at-home solutions.

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6.4   ENVIRONMENTAL INFORMATION

For nearly fifteen years, the France Telecom Group has been firmly committed to a policy of responsible growth.

This policy was reinforced in 2003 by the formalization of the Group’s code of ethics.

In 2010, the critical strategic role of Corporate Social Responsibility (CSR) translated into the preparation of a new corporate project, known as “Conquests 2015”.

Beyond the ethical dimension, the aim of CSR policy is to achieve balanced growth that creates value for all stakeholders at the same time: offering a return to shareholders, satisfaction to customers, fulfillment and motivation to employees, and confidence to civil society, allowing it to see the Group’s activities in a benevolent light.

The strategy is aimed at providing better control of the risks inherent to the Group’s operations and at promoting innovation with a view to enabling the Group to seize opportunities to grow and differentiate itself, in line with emerging expectations within society.

It helps us to optimize our processes and our internal organization, in order to reduce our environmental footprint, and to cut costs by means of more efficient and productive organization, thereby improving our overall performance.

It also backs up our values, reinforces the support and dedication of employees and helps attract and retain talent, today as well as tomorrow.

Our corporate social responsibility is embodied in four basic commitments:

•

recognize and support our employees, the veritable building blocks of the social bond;

•

ensure transparency, quality and safety for our customers;

•

share the benefits of the digital world with to the greatest number;

•

innovate to build a new form of eco-citizenship.

In line with the three areas defined in 2008 (“care”, “include”, and “preserve”), these four commitments illustrate our will to strengthening the social component of our CSR approach.

Our analysis of the sustainable-development issues facing the Group in the period 2010-2012 has led us to identify eight strategic priorities. For each of these priorities, specific targets and key performance indicators have been set.

4 Commitments	8 Priorities
Recognize and support our employees	• Put a person at the heart of the company to support employees in their development and respond to company issues, particularly workplace equality, thanks to a new social contract.
Ensure transparency, quality, and security for our customers.

•

To be the leader in terms of quality of service for our European operations;

•

Promote and watch for sound and responsible usage of our products and services, particularly in terms of child protection, respect for privacy, and data security.

Make as many benefits from the digital world available as possible.

•

Promote economic and social development in the countries where we operate through our services;

•

Reinforce and extend the Group’s leadership on accessibility offers and their specialized distribution.

Development dedicated to eco-citizenship

•

Put eco-friendly products and services on the market and help reduce our clients’ environmental footprint thanks to our offers;

•

Take a bold stance on collecting and recycling mobile handsets;

•

Harness our energy consumption in order to lower our CO2 emissions 20% by 2020.

More detailed information on commitments, performance and the Group’s social, societal and environmental impact policy is available in the 2010 Corporate Social Responsibility report. All definitive quantitative indicators are also presented in that report.

In accordance with the provisions of France’s law on new economic regulations (NRE), this chapter looks solely at environmental impacts.

In terms of radio waves, as part of its responsible approach, Orange listens to its stakeholders and takes into account the concerns of its customers, the general public, public authorities, residents and consumer associations, and its staff.

Faced with concerns about the potential effects of radio waves emitted by mobile phones and new communication technologies, the France Telecom Group has built a policy around four main commitments:

•

ensure that Group radio sites comply with local regulations (where they exist) or the international guidelines of the ICNIRP (International Commission on Non-Ionizing Radiation Protection: international commission linked to the World Health Organization (http://www.icnirp.de) which has set exposure limits to protect individuals from the damaging health effects of radio waves) and IEEE (Institute of Electrical and Electronics Engineers) on exposure limits;

•

respond with complete transparency to questions from various stakeholders on radio waves and communication technologies via the appropriate information and dialogue tools;

•

contribute to research efforts on radio waves;

•

promote responsible use of mobile phones by informing customers of the best way to limit exposure to radio waves.

The deployment of this policy relies on a network of dedicated correspondents in the main countries in which the Group operates.

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6.4.1   Environmental policy and commitments

France Telecom’s environmental policy is based on a program of continuous improvement, aiming firstly to reduce the impact of its activities and the products and services it sells, and secondly to contribute to the development of telecommunications solutions that promote the appropriation of sustainable-development concerns by civil society, local authorities and the world of industry, commerce and services.

Action plans are developed when environmental issues of significant importance for the Group’s business have been identified. Such plans are reviewed annually and provide a response to the requirements laid down in France’s NRE and environment laws (Grenelle 2).

France Telecom’s policy is underpinned by the signing in 1996 of the European Telecommunication Network Operators (ETNO) Environmental Charter, which is the Charter of the Association of European Telecommunications Operators, and its adherence to the United Nations Global Compact in 2000. Under the Global Compact, France Telecom has also ratified the “Caring for Climate” operation.

France Telecom signed the Codes of Conduct on Broadband Equipment and Data Centers on September 28, 2010, under the auspices of the European Commission.

The Group is also a member of the Global e-Sustainability Initiative (GeSI), GSMA, and the Mobile Phone Partnership Initiative, and takes an active part in the work of these organizations. Environmental achievements are also published annually as part of the Carbon Disclosure Project.

In France, the Group takes part in the work of the MEDEF, the Telecoms Federation, and the French Association of Mobile Operators, among others. The Group has contributed to the debates organized as part of the French Environment Summit (Grenelle de l’Environnement) and the work of the operational steering committees via the MEDEF.

Environmental policy is applied in accordance with the Group’s geographical split, by country and geographic area: Spain, France, Poland, EME, AMEA and OBS. The Group CSR team organizes and manages these countries through dedicated correspondents.

Environmental policy is based on the following main themes:

•

to take part in the fight against climate change by reducing the environmental impact of the Group’s activities and the products and services it sells;

•

to optimize waste management;

•

throughout the Group, to implement a system of environmental management for compliance with the above objectives.

6.4.2   Fight against climate change

In 2008, the France Telecom Group committed to reducing its greenhouse gas emissions by 20% by 2020, based on 2006 figures:

•

by reducing energy consumption in its networks and its buildings;

•

by reducing CO2 emissions related to its vehicle fleet and to business travel;

•

by increasing the share of renewable energy.

This commitment has resulted in the implementation of highly proactive action plans for making large savings designed to offset the increase in the number of customers and the impact of new services offered on the Group networks’ energy consumption.

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Ongoing efforts to reduce power consumption of networks and buildings

A large-scale energy action plan was undertaken in 2008 to reduce energy consumption related to the operation of networks and information systems, which account for almost 70% of the Group’s total consumption. By the end of 2010, this action plan had been rolled out in 22 countries, including 9 in Africa. The Group hopes to save 170 GWh by 2012 thanks to this project. To date, estimates bearing on seven countries (including France, Spain and Poland, which account for 86% of reported savings) put savings at more than 145 GWh.

The most effective measures relate to the optimization of air conditioning. Optimized ventilation has been rolled out on nearly 8,000 Group sites. This Orange Labs innovation allows energy consumption to be cut by up to 80% compared with standard air-conditioning systems. Increasing the temperature ranges in equipment rooms also provides significant energy savings.

Another roll-out focus is server virtualization. At the end of September, 2010, 15,000 virtualized servers had been deployed within the Group, including more than 13,000 in France. Since 2007, this has translated into a 35% reduction in the number of physical servers and a saving of over 65 GWh of electricity consumption. The “Green Datacenters” program covering the optimization of data processing centers has been rolled out in the major European countries.

Regarding renewable energy, at the end of 2010, more than 1,500 solar stations, including 920 on radio sites, were in service in 14 countries in Africa and the Middle East, as well as the Dominican Republic and Armenia. The 920 solar radio sites in service represent an annual production of 6.6 GWh of solar power every year, thereby enabling the saving of 11 million liters of fuel and preventing the emission of 30,000 metric tons of CO2.

Another action plan focuses on optimizing the energy consumption of technical and tertiary buildings via the integration of HEQ (High Environmental Quality) thermal criteria in construction and renovations.

Reducing transport emissions

The Group has a worldwide fleet of over 31,000 company vehicles, accounting for nearly 10% of its total CO2 emissions. The overall objective is to move towards average emissions of 130 g of CO2 per kilometer. In France, new vehicles brought into service in 2010 emitted an average of 126 g of CO2 per kilometer.

Efforts to streamline the fleet of vehicles have helped reduce its size by more than 8% since 2006 (and by more than 16% for the fleet in France).

Several Group companies have introduced schemes to limit the use of private cars (company travel plans, car pooling, etc.).

Employees have solutions allowing them to reduce business travel (videoconferencing, teleconferencing, collaborative remote working tools, etc.). Numerous telepresence rooms are available to staff in several countries.

The Group also offers its customers, including businesses and local governments, various options for limiting greenhouse gas emissions.

Developing eco product design and customer information

Aside from efforts to reduce energy consumption, the Group encourages the development of more energy-efficient telephone handsets via partnerships with Group suppliers.

The group also aims to give all customers more precise information on the consumption of their handsets. As such, since 2008, with the support of WWF-France, Orange has introduced the eco-rating of fixed and mobile phones in France and Spain. This operation is to be extended to other European countries.

A label provides five key indicators that represent a product’s environmental impact. It sets out information on the product’s environmental performance.

Eco-labeling has two aims:

•

provide clear information to consumers about the environmental impact of products they use, educate them and provide them with selection criteria;

•

raise awareness among manufacturers and foster progress by highlighting the environmental performance of goods they make.

6.4.3   Optimization of waste management

The key objectives and issues have led to a focus on two major priorities:

•

optimize the management of internally generated waste;

•

contribute to managing the waste generated by the products and services sold, with particular attention paid to the collection and recycling of mobile handsets.

Optimize waste management

Guidelines for managing waste were defined at the Group level in 2007 to standardize practices for the three categories of waste generated by the Group’s activities: waste related to networks; tertiary waste related to offices and call centers; used equipment returned by customers.

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Encourage the processing of electronic and electrical equipment at end-of-life

Waste from Electrical and Electronic Equipment (WEEE) regulations are in place in all European countries where the Group is present. In all these countries, customers may return their telephone equipment to stores. The appliances collected are then redistributed to authorized collection agencies. In France, the France Telecom group belongs to the Eco-Système organization for “household WEEE” and has opted for an individual system for “business WEEE.”

All products placed on the European market comply with the European RoHS Directive (Restriction of Hazardous Substances).

The Group has implemented the relevant processes to inform its customers of the compliance of its products and services with the European REACH Regulation (on the presence of hazardous substances in equipment) across its entire European footprint.

6.4.4   Proactive risk management

Facilities at risk

The France Telecom Group believes that its activities as a telecommunications operator do not pose a serious threat to the environment. The Group’s activities do not entail production processes with a severe impact on scarce or non-renewable resources, natural resources (water, air) or to biodiversity and, generally, do not pose lethal risks.

In Europe, France Telecom does not require authorization for its activities under the IPPC Directive (2001/78). However, the France Telecom Group does use certain equipment, products and substances that may be hazardous to the environment (even slightly), some of which are subject to specific regulations. In France, this is the case for facilities classified for the protection of the environment (ICPE, 643 sites out of about 15,000 fixed and tertiary sites and 20,617 mobile sites).

These facilities are the subject of ongoing in-depth analyses by the France Telecom Group and have led to the adoption of action plans and prevention programs, as well as periodic inspections as required under French regulations.

In order to prevent health-related risks (legionellosis) and reduce water consumption, a major program to replace cooling towers with dry cooler systems has been ongoing since 2006.

The main France Telecom facilities posing a risk are provided in the table below:

Indicator	2010 (1)	2009	2008
Number of sites including Classified Facilities (ICPE A or D) in France	643	753	816
Number of water cooling towers in France	28	31	56
(1) 2010 data are provisional.

A regional committee meets periodically to study the impacts related to ICPE. They are recorded as priority issues and are the subject of appropriate action plans. The process of dialogue with stakeholders also helps identify emerging risks.

Hazardous substances

Some facilities use regulated products or substances. These are chlorofluorocarbon or CFC gases or other refrigerants (more specifically HCFCs or HFCs) contained in air-conditioning installations.

Programs to eliminate the use of halon and replace it with less environmentally damaging FM 200 or FE 13 fire extinguishing gases or even inert Nitrogen or INERGEN gases in sprinkler systems have been in place since the end of 2003, in accordance with regulations.

Some of the Group’s electrical transformers also contain polychlorinated biphenyls (or PCBs), the gradual elimination of which is continuing and will be completed in 2010, in accordance with legislation in force in France and Europe.

Under the European REACH Regulation (Registration – Measurement – Authorization and Restriction of Chemicals), we must inform our customers of the presence of hazardous substances as defined by regulations. Appropriate procedures are being rolled out.

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6.4.5   Environmental management system

To reach the policy objectives set for reducing its environmental impact, the France Telecom Group is implementing an Environmental Management System (EMS).

To structure the Environmental Management System, France Telecom has chosen the ISO 14001 reference framework, an acknowledged and tested international standard. Implementation within the Group is based on a reference framework comprising:

•

a methodology for managing such projects;

•

Group processes and tools in key areas, such as risk and impact analysis or managing regulatory compliance;

•

guides and checklists to support a detailed audit of the EMS and its key components.

To capitalize on the experience acquired by countries that are more advanced in this area, the reference framework was enhanced in 2008 by a dedicated section defining the activities with the most significant impacts and the preventive actions to be carried out. This section allows entities that are starting to implement an EMS to focus on priority issues.

At the end of 2010, the countries that had deployed an EMS, or were in the process of deploying one, represented 92.9% of the Group’s total revenues from the segments (83% in 2008 and 90.4% in 2009). As part of the environmental policy, two key performance indicators at the Group level assess the deployment of EMS:

•

the scope of ISO14001-certified sites or activities. As oft the end of 2010, Slovakia, Egypt and the FT Marine subsidiary had been certified for all their activities, and Poland and Spain were certified for their mobile activities. The France and Orange Business Services in France operations obtained initial certifications for selected priority sites in October, 2010 and will pursue further certifications in 2011 and 2012. Romania and Senegal have set ISO 14001 certification targets for their main activities (networks);

•

the scope of the sites or activities preparing an EMS in accordance with ISO 14001, but not yet certified. The indicator relating to the roll-out of EMS in countries that are not yet certified has changed as follows:

Indicator	2010 (1)	2009	2008
% of deployment of EMS in countries that are not yet certified	57%	59%	57%
(1) Estimate - calculated for the Group excluding the UK.

6.4.6   Awareness-raising and training for people involved

Training and information is given to employees at several levels by the Group team for local correspondents and by internal communication for other employees.

Initiatives for awareness raising and discussion thus encourage each employee to include the objectives of responsible growth in their daily activities. Particular emphasis is placed on raising the awareness of supervisory staff, who play a key role as intermediaries to their teams. Dedicated training courses have been in place since 2005. A manual providing training in the corporate responsibility approach, including numerous developments concerning the environment, was drawn up in 2008 in French and English.

France Telecom also provides consumers with various sources of information in addition to regulatory information, websites, the corporate responsibility report and informational guides on the impact of radio waves.

6.4.7   Provisions for environmental risk

Consistent with the explanation of environmental risks above, no provision for environmental risk has been made. However, in accordance with IFRS accounting standards, provisions have been made for decommissioning and rehabilitation of sites.

The obligation to decommission and rehabilitate sites is measured on the basis of:

•

dismantling costs (on a per-unit basis for telephone poles, handsets, and public phones, per site for cell phone antennae) incurred by France Telecom to meet its environmental commitments;

•

annual scheduled asset returns for telephone poles and public telephones;

•

estimated site closures for cell phone antennae.

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Dismantling costs are calculated on the basis of known costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc.), and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

In the Group’s accounts for the year ending December 31, 2010, the provision for decommissioning and rehabilitation of sites mainly comprised the costs of:

•

rehabilitating the sites of cell phone antennae in the amount of 224 million euros;

•

dismantling telephone poles in the amount of 129 million euros (of which 96 million euros relating directly to France Telecom S.A.);

•

management of waste electrical and electronic equipment in the amount of 55 million euros (of which 35 million euros relating to France Telecom S.A.);

•

dismantling public phones in the amount of 46 million euros (of which 40 million euros relating to France Telecom S.A.).

6.5   EXCEPTIONAL EVENTS

None.

6.6   DEPENDENCY ON PATENTS

None.

6.7   REGULATIONS

The regulatory environment for the European countries in which the France Telecom group operates is variable, but fulfills a harmonization requirement based on the obligation to apply nationally the regulatory framework defined at European level. This common regulatory framework is presented below. The regulatory aspects for each country in which France Telecom operates are presented in Section 6.3. For information concerning risks linked to regulation, see Section 4.2 Legal Risks.

The European regulatory framework

Current European legislation on electronic communications is divided into two main parts: Firstly, the economic regulation of the market, and secondly consumer protection and a universal service. It consists of one ‘Framework’ directive (2002/21/EC) and four specific directives:

•

Authorizations (2002/20/EC);

•

Access (2002/19/EC);

•

Universal Service (2002/22/EC);

•

Privacy and electronic communications (2002/58/EC).

The scope of the economic regulation relates to relevant markets defined in a European recommendation that is revised periodically. The latest (recommendation 2007/879/EC of December 19, 2007) comprises 7 relevant markets(1).

(1) M1: access to the public telephone network at a fixed location for residential and non residential customers.
M2: call origination on the public telephone network provided at fixed location.
M3: call termination on individual public telephone networks provided at fixed location.
M4: wholesale unbundled access market.
M5: wholesale broadband access market.
M6: wholesale terminating segments of leased lines.
M7: voice call termination on individual mobile networks.

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These markets, identified by the Commission, must be the subject of a market analysis undertaken by the National Regulatory Authorities (NRAs). Under the regulatory framework, the National Regulatory Authorities may also regulate markets which are not on the list of relevant markets provided by the Commission, if and only if, specific national factors so justify and provided the Commission does not object.

Key European regulation events in 2010

Key Events

May 2010	Publication of a communication on the Digital Agenda for Europe.
June 2010	A public consultation on open Internet and the neutrality of Internet in Europe.
August 2010	Consultation over the future of e-commerce and on enforcing the e-commerce directive.
September 2010

Adoption of three complementary measures to simplify the roll-out and adoption of broadband and high capacity broadband Internet in the European Union:

•

the Commission’s recommendation on regulating access to New Generation Networks (NGA);

•

the proposed decision for multi-annual radio-frequency spectrum programs;

•

the Commission’s communication to boost public and private investment in broadband and high capacity broadband networks.

The Commission adopted the recommendation on fixed-line and mobile call terminals on May 7, 2009, which continued to affect the financial results of telecom operators in Europe in 2010.

European Commission Recommendation on fixed and mobile call termination rates (TRs) adopted on May 7, 2009: The Recommendation proposes a marked fall in the price of mobile TRs to reach a price level from 2013 of around 1 euro cent/minute, and the suppression of asymmetries between operators. This Recommendation also stipulates reductions for FTRs.

More precisely, the Commission recommends that national regulators apply the following principles:

•

symmetry in each country between the various operators’ fixed call termination rates on the one hand and mobile call termination rates on the other, with a four-year limit set on the duration of a transitional asymmetry on call termination rates from which a new entrant may benefit;

•

call termination rates geared towards the ‘avoidable cost’ of this service for an ‘efficient operator’ (i.e. 1 euro cent per minute for MTRs and a lower rate for FTRs);

•

a period of transition until December 31, 2012, with this regulation scheduled to come into force in early 2013.

The impact of this Recommendation for the France Telecom group will depend on the decisions taken by the National Regulatory Authorities in each country.

Generally, the reduction in call termination rates has a negative impact on wholesale revenues. However, a uniform reduction in MTRs has a mainly neutral effect on wholesale profitability for fixed and mobile operators such as Orange in France. The impact on wholesale profitability may even be favorable in countries where Orange has a negative interconnection balance, such as Spain.

On the retail market, the Commission’s approach may lead fixed and mobile operators to modify their retail offers, for example by developing unlimited offers.

The biggest uncertainty concerns changes to retail fixed-to-mobile tariffs.

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CHANGE IN MOBILE CALL TERMINATIONS

	2008	2009				2010				2011				2012
Euros cts/minutes	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012

Orange France	6.50			4.50				3.00		3.00

Orange UK	6.62		5.71				4.94				3.15				2.01

Orange Spain	8.03		7.00		6.13		5.51		4.95		4.45		4.00

Orange Poland	7.44	5.56		4.31						4.31		2.47		2.47		2.47

Orange Austria	6.42	4.50		4.00		3.50		3.01		2.51		2.01

Orange Switzerland	14.09					13.30			7.83	6.80				6.41		3.88

Mobistar	9.02					9.02		4.94		4.17				2.62

Orange Luxemb.	10.50

Orange Romania	6.40	5.03								4.00				3.00

Orange Slovakia	11.28	9.87			9.22	6.62	6.35			5.79	5.51			4.50	4.00

Orange Moldavia		5.24						4.49		4.15		3.52		3.07		2.67

Source: Cullen International, January 2011. The data in italics on a gray background are forecasts.								Decided		Provisional forecasts or not definitive decision

The exchange rates used from  2009 are the average exchange rates of the last closing month for the whole period (table of DF/Controlling rates).

Prior to 2009, the Cullen International exchange rates were used (source bce).

CHANGE IN FIXED CALL TERMINATION RATES SINCE 2004 (IN EURO CENTS PER MINUTE)

0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.5600
0.5400
0.4000
0.3569
0.2896
Jan-04
Feb-04
Apr-04
June-04
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
June-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
June-06
Aug-06
Oct-06
Dec-06
Feb-07
Apr-07
June-07
Aug-07
Oct-07
Dec-07
Feb-08
Apr-08
June-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
June-09
Aug-09
Oct-09
Dec-09
Feb-10
Apr-10
June-10
Aug-10
Oct-10
Dec-10
Feb-11
Apr-11
France (FT)
Germany (DT)
Italy (TI)
ES (Telefonica)
UK (BT)

Source: Cullen, December 2010. The evolution of BT (UK) fixed termination rates is linked in part to the fluctuation of the pound sterling against the euro.

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Methodology:

Average rate per minute (in euro cents):

•

at local level, i.e. at the lowest interconnection point (the equivalent of ICAA in France);

•

during ‘peak’ minutes only (as off-peak periods are not homogeneous from one operator to another).

New European regulation on roaming: a new Roaming II regulation, published in the Official Journal on June 18, 2009, and in force until June 30, 2012, prolonged the reduction in international voice roaming rates (retail and wholesale market rates), created price caps for the SMS market (on the retail and wholesale markets) and data transmission market (wholesale market only).

This regulation also introduced measures to prevent “bill shocks” for data transmission in 2010, and made the voice messages’ reception free from July 1, 2010.

INTERNATIONAL ROAMING REGULATION IN EUROPE AND IN THE EUROPEAN ECONOMIC AREA:

Price caps (in euros per minute ex VAT)		August 30, 2008	July 1, 2009	July 1, 2010	July 1, 2011
Voice	Retail outgoing calls	0.46	0.43	0.39	0.35
	Retail incoming calls	0.22	0.19	0.15	0.11
	Wholesale voice tariffs	0.28	0.26	0.22	0.18
SMS	Retail outgoing SMS	0.11	0.11	0.11	0.11
	Retail incoming SMS	Free of charge	Free of charge	Free of charge	Free of charge
	Wholesale SMS	0.04	0.04	0.04	0.04
Data	Retail		No regulation	No regulation	No regulation
	Wholesale		1	0.80	0.50

Negotiations began on the Roaming III regulation in 2010. In order to strengthen telecom services in the single market, one of the priorities of the Commission’s Digital Agenda concerns roaming, specifying that the difference between roaming rates and national rates must be close to 0 by 2015.

A final report on the Roaming II regulation will be published by June 2011 after a public consultation by the Commission, so that the European Parliament can vote on it in the first half of 2012.

The Commission’s recommendation on regulating access to New Generation Networks (NGA)

The European Commission published a recommendation on regulated access to new generation access networks on September 20, 2010, which is aimed at promoting these networks and the single market, improving legal security and boosting investment by addressing the associated risks, and guaranteeing effective competition and equivalent access. These accesses are mainly of the VDSL or FTTH type. The recommendation proposes a series of remedies for broadband and high capacity broadband markets (market 4: wholesale unbundled access market - market 5: wholesale broadband access market, such as bitstream).

This recommendation proposes that national regulatory bodies force operators who hold a dominant position to allow access to their civil works and the terminal segment of high capacity broadband lines, as well as unbundling the fiber from the OCN (Optical Connection Nodes) independent of the technology used.

The principles applied for copper are reapplied for new generation accesses, such as nondiscrimination, accounting separation, aligning prices to costs. There are two new principles: the establishment of a two tier price structure which takes the commitments of the operator using the access into account and introducing a risk premium due to the market’s uncertainties.

This recommendation also recommends maintaining an asymmetrical regulation inspired by the copper regulation. It offers little concession to operators which invest. However, what must be underlined is the fundamental principle of the national authorities adapting the regulations to the specificities of each country, together with the recognition of the use of geographical markets or remedies.

The Digital Strategy for Europe (Digital Agenda)

The publication of the Digital Agenda is a sign from the European Union of a change in the direction of its policy. There is a change from an intention to ensure durable and effective competition through sector legislation, to the firm determination to promote industrial ambitions by the involvement and contribution of the whole sector. These ambitions aim to establish a Europe wide digital economy to enable Europe to speed up the economic recovery and to maintain social cohesion.

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This digital strategy proposes a five-year action plan (over 100) with 7 themes:

•

create a single market;

•

improve the general conditions for the interoperability between TIC connected products and services;

•

strengthen Internet security and user confidence;

•

guarantee faster access to the Internet;

•

encourage investment in research and development;

•

encourage digital culture, skills and inclusion;

•

apply the TIC to challenges such as climate change, the increased cost of healthcare and the ageing population.

E-commerce (e-commerce directive)

Digital strategy covers the e-commerce directive which is currently under review. The public consultation considered the theme of the accountability of Internet players for illegal content. The Commission could decide to increase the liability of telecom operators which is limited under current legislation.

The debate on Net neutrality (public consultation on open Internet and the neutrality of Internet)

The Commission’s contribution to this debate did not involve any legislative proposals. The Digital Strategy Commissioner confirmed that the legislative framework revised in December 2009 provided suitable tools for guaranteeing the neutrality of Internet at the European Summit on Net Neutrality on November 11, 2010, and that it was necessary to wait for the new provisions to be transposed and implemented by the member states (tougher obligations concerning operators’ transparency and new powers for national regulatory bodies concerning the obligations for the minimum service quality).

The Universal Service

The European Commission consulted the member states from March to May, 2010 to assess whether the universal service concept was still adapted to changes in the electronic communications market and whether its scope should be extended to broadband access (broadband Internet).

The Commission had not decided whether to modify the scope at the start of 2011, tabling four different scenarios which it asked the sector’s players for their views on. The dossier should be reopened mid-2011.

European benchmark data

European benchmark data relating to fixed and mobile call termination rates have already been presented earlier in this chapter. The following graphs compare the other two regulated wholesale rates in Europe: the full unbundling rate and the wholesale subscription fees.

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FULL UNBUNDLING (RECURRENT MONTHLY RATE EXCLUDING CONNECTION FEES) SINCE 2004, IN EUROS

18
16
14
12
10
8
6
4
2
0
16.43
10.20
9.17
9.29
9.00
9.02
9.43
8.77
7.79
Average for Western European countries
in Dec. 2010 = 9.28 euros
Ireland
Germany
Denmark
Belgium
France
Italy
Sweden
United Kingdom
Spain
August 2004
October 2005
October 2006
October 2007
December 2009
June 2010
October 2010
January 2011

Sources:

- from 2004 to 2007: European Commission, reports on the implementation of the European electronic communications regulatory framework

- 2009 and 2010: Cullen International

The change in rates for non-euro area countries is partly linked to fluctuations in the various currencies against the euro.

WHOLESALE LINE RENTAL (MONTHLY RATE IN EUROS)

Source: Cullen - January 2011. Figures for non-euro area countries are converted using the average exchange rate for January 2011.

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6.8   SUPPLIERS

The purchasing and supply chain department of the France Telecom group is GSSC (Group Sourcing & Supply Chain). GSSC is in charge of coordinating and steering the Group’s supplier relationships, except for content providers (managed by the Content Division) and property owners and lessors in France (managed by the Property and Transportation Department).

In 2010, the Group signed the Credit Mediation and CDAF Charter (Compagnie des Dirigeants et Acheteurs en France) which governs the dealings between large order givers and SME through 10 major commitments (e.g. reducing the risks of suppliers’ dependency, assuring them fair financing, or incorporating environmental issues). A mediator’s position was therefore created within the Group, who can be contacted by Orange’s SME suppliers in the event of a dispute and before any legal action is taken.

The Purchasing Department was also actively involved in the Group’s international development in 2010. The Purchasing Department made recommendations and provided assistance during the launch Orange Tunisia to ensure the security of the savings negotiated and suppliers’ performance. When the Everything Everywhere joint venture resulting from the merger of Orange and T-Mobile in the United Kingdom was created, the Purchasing and Supply Chain Departments of France Telecom and Deutsche Telekom concluded an agreement on the “governance” of purchases for the network, information system and handsets domains for Everything Everywhere.

Management of supplier relationships

The Purchases and Supply Chain Department continued to roll out a structured supplier relationship management program in 2010 (Supplier Relationship Management or SRM), intended to increase cooperation between prescribers and the France Telecom group’s strategic suppliers.

The capacity to forecast requirements was also reinforced in 2010 especially the purchase of mobiles. Thus the supply of Smartphones was ensured, despite their commercial success and the shortage of components with certain suppliers.

Purchasing excellence program

The goal of the WCCM (World Class Commodity Management) purchasing excellence program is to develop medium and long-term expertise in 33 categories of strategic purchases for the Group (e.g. wireless handsets, invoicing, routers, travel). This program places the emphasis on an in-depth analysis of each purchasing family based on several criteria (ecosystem, market, purchasing policy, price trends, benchmarks, total cost of possession, outlook, and purchasing strategy). This program resulted in the construction of a database which is used by players during succession planning and as a communication tool for all the associated functions in the company (technical, sales, marketing, logistics, and purchasing).

Purchasing managers

In 2010, the Purchasing Department carried out 30 social responsibility and environmental audits on production sites of suppliers in Asia. 19 audits were performed in cooperation with Telecom Italia and Deutsche Telekom based on a joint methodology. These audits assessed compliance with the SA8000 social and environmental standards and enabled corrective action plans to be established.

Supply Chain

The availability levels of products in sales outlets in France, Spain and Poland again improved in 2010 with a global level of 97.5% (compared to 96.5% 2009). This result was achieved by maintaining inventories at a level equivalent to 2009.

In parallel, there was an initiative to improve inventory management and supply performances in close cooperation with the Group subsidiaries in Europe which achieved very good results (e.g. in Romania with an 18% reduction in inventories, or Switzerland with 37%).

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6.9   INSURANCE

France Telecom has an insurance plan intended to cover its main risks. This plan is regularly renegotiated with qualified intermediaries (brokers) within the scope of invitation for bids, and secondly with the large insurers and reinsurers on the market.

A solvency monitoring system has been set up to check the credit ratings of players who cover risks. This is supplemented by contractual provisions specifying the level of rating required to remain a partner with the insurers.

This insurance plan in force is based on programs dedicated to covering risks which are liable to affect the company’s property (damage to property and consequential loss including operating losses), the risks incurred during its management and administration and when performing activities to achieve its company objectives, vis-à-vis third parties and customer (civil liability risks).

The risks connected with car fleets are covered by a specific insurance program.

Employees on business trips or who are expatriated are covered by an assistance program.

Lastly, the Group’s Insurance Department contributes its expertise and support to studying and negotiating solutions to enrich products and services offered to customers.

The insurance policy is based on optimizing the conditions for transferring the group’s main risks to the insurance and reinsurance market to encourage the streamlining of the management of the coverage and the control of associated costs. This policy has made a positive contribution to progressively integrating subsidiaries in France and abroad into the various insurance programs which now cover almost all the Group’s revenues.

Compared with the benchmarks available internationally, the Group’s current insurance programs reflect France Telecom’s risks and are in line with current market offers for groups of a similar size and similar business activities, particularly concerning coverage limits.

France Telecom S.A.’s costs for insurance coverage for 2010 were approximately 10.7 million euros, including 9.9 million euros in premiums (compared with around 11.3 million euros in 2009 and 14 million euros in 2008).

For the 2010 financial year, this amount was divided as follows, by major risk category:

•

coverage for risks of damage and operating losses: around 3.8 million euros;

•

coverage for risks of liability: around 3 million euros;

•

coverage for car risks: around 3.9 million euros.

In addition to these amounts, subsidiaries insured under corporate insurance programs bear costs related to the increase in scope covered.

These costs were approximately 9.8 million euros in 2010 (10.5 million euros in 2009, 10.8 million euros in 2008).

The risks of damage to the aerial fixed-line network (open-wire lines and telephone poles) due to natural disasters remain self-insured (since the end of 2002).

Since then, the amount related to such events affecting poles and open-wire lines has not, on average, exceeded 12.5 million euros annually.

In 2010, no insurance and reinsurance market players chose to cover this type of risk.

Although alternative financing instruments (cat. bonds, securitization) are regularly used by insurance professional (notably reinsurers) this is not developing at the customer company level, because of the position of the markets and the associated costs.

Site visits are regularly organized to the Group’s main entities. They are arranged by the Prevention Department of the Group Insurance Management in close association with the internal engineering departments and those of its main insurers. They significantly improve insurers’ knowledge of the risks. These works contribute to insurance cover negotiations.

In parallel, other actions are taken to provide insurers with other types of information in order to round out their assessment of the risks regarding changes in the Group’s Business Lines and their environments and to continuously ensure that the insurance coverage is in line with the company’s needs.

As part of its policy, the Group Insurance Department uses internal control processes of the Sarbanes-Oxley type (procedures and environment) to make its program management more efficient. This process is combined with specific indicators that cover its disaster and production management activities.

Some of these areas have been assessed by the Group’s internal and external auditors who certify that the internal controls conform to requirements.

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7   organizational chart

The chart below shows the main operating subsidiaries and investments of France Telecom S.A. as at December 31, 2010. The holding percentages shown for each entity are the percentage of interest along with the percentage of control when these differ (4):

France Telecom
France
Orange France[1]
100%
Orange Caraïbes[1]
100%
Orange Réunion[1]
100%
Orange Assistance
100%
Spain
FT España[1]
100%
Orange Catalunya
100%
Poland
TP SA[2]
49.8%
TP EmiTel
Subsidiary of TP SA
49.8%
100%
PTK Centertel[1]
Subsidiary of TP SA
49.8%
100%
Wirtualna Polska
Subsidiary of TP SA
49.8%
100%
United Kingdom
Everything Everywhere
50%
Rest of the World
Mobistar
52.9%
Orange Dominicana[1]
100%
Sonatel Mobiles[1][3]
Subsidiary of Sonatel
42.3%
100%
Jordan Telecom[1]
51%
Orange Guinée[1]
35.9%
85%
Orange SA
Subsidiary of Mobistar
52.9%
100%
Orange Romania[1]
96.8%
Orange Côte d'Ivoire[1]
85%
Orange Mali[1][3]
Subsidiary of Sonatel
29.7%
70.2%
Sonatel IG[1][3]
42.3%
Orange Niger[1]
89.6%
Orange Armenia[1][3]
100%
Orange Suisse[1]
100%
Orange Slovensko[1]
100%
Orange Cameroon[1]
94.4%
Mobilecom[1]
51%
100%
Orange Uganda Ltd[1]
65.9%
Orange Bissau[1][3]
38.1%
90%
Orange Moldova[1]
94.3%
94.5%
CI Telcom[3]
45.9%
51%
Telkom Kenya[1][3]
40%
51%
Orange Botswana[1]
73.7%
Orange Madagascar[1]
71.8%
97.6%
Orange Centre Afrique[1]
100%
ECMS
36.4%
51%
Orange Tunisia
49%
Medi Telecom
40%
Businesses
Equant[1]
100%
Globecast and subsidiaries
100%
Network related services and subsidiaries[1]
100%
Etrali and subsidiaries[1]
100%
International Carriers and Shared Services
FT Marine
100%
FLTD USA
100%
Studio 37[1]
100%
Viaccess
100%

(1)  Company operating under the Orange brand.

(2)  France Telecom has the power to appoint the majority of the supervisory board members of TP S.A.

(3)  France Telecom controls the strategy committee, which makes recommendations to the Board of Directors.

(4)  For more information on the subsidiaries see Note 35 Scope of consolidation to the consolidated financial statements.

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8  property, plant and equipment

8.1   NETWORKS AND SERVICE PLATFORMS

174

8.1.1   Overview

174

8.1.2   Fixed Access Networks

175

8.1.3   Mobile Access Networks

178

8.1.4   Aggregation Networks

180

8.1.5   Transmission Networks

180

8.1.6   IP Transport Networks

186

8.1.7   Network Control layer

187

8.1.8   Networks dedicated to Business Services

189

8.1.9   Service Platforms

191

8.2   REAL ESTATE

192

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8.1   NETWORKS AND SERVICE PLATFORMS

8.1.1   Overview

The telecommunications sector is marked by major technological changes, including the development of mobility, the sharp upturn in broadband and now very high broadband, the convergence of fixed and mobile services, the increased use of Internet Protocol and the increasing interoperability of networks.

In this context, France Telecom-Orange’s ambition is to achieve the convergence of its fixed-line and mobile networks through a unified architecture in accordance with three fundamental principles:

•

flexibility and responsiveness, to quickly assemble and deliver new services to meet market requirements;

•

the ability to support the strong growth and diversification of the services that are offered: voice services, Internet access services, animated image services, data services;

•

simplicity for customers in the use of these services.

At the end of 2010, France Telecom-Orange operated networks in around thirty countries to serve its customers in the consumer market and in approximately 200 countries or territories to serve its business customers.

These networks can be sorted into three main categories:

•

incumbent fixed networks;

•

challenger fixed networks;

•

mobile networks.

For more information concerning the Group’s investments, please refer to section 9.1.2.5, Group investments.

TYPOLOGY OF FRANCE TELECOM NETWORKS

France Telecom-Orange’s networks are presented according to two dimensions:

•

network architecture broken down into:

•

access networks (fixed or mobile),

•

aggregation networks,

•

core domestic and international networks; and

•

the network layer structure:

•

transmission,

•

IP transport,

•

network control layer,

•

service platforms.

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TARGET NETWORK ARCHITECTURE

8.1.2   Fixed Access Networks

All of the customers’ lines connected to the same switch constitute the access network.

The copper access network (or copper local loop) is divided into:

•

drop line (or terminal line);

•

distribution;

•

transport.

FIXED ACCESS NETWORK ARCHITECTURE

Analog Access

The analog access is made up of a pair of copper wires that links each customer to a concentration point, giving them access to a local switch through the transport and distribution network. This type of access is used by tens of millions of Group telephone customers in France, Poland and different African countries. It may be used with a modem for narrowband access to the Internet, with a maximum download bandwidth of 56 Kbit/s, although this type of use has now largely been replaced by broadband ADSL access.

Broadband ADSL Access

ADSL technology is used to transfer digital data at high speeds (at least 512 Kbit/s) using a pair of copper wires. This technique can be used for telephone and broadband access: Internet, Multimedia, IP Television, Video On Demand (VOD), and High Definition Voice over IP.

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Analog telephone communication and digital data are transmitted on different frequency bands and are separated at central office (CO). ADSL flows are concentrated by multiplexers or DSLAM (Digital Subscriber Line Access Multiplexers), which give access to the IP network.

In the case where France Telecom-Orange supplies partial unbundling, as in France and Poland, voice communications (low frequencies) are transferred on the Group’s network, while digital data (high frequencies) pass via the third party operator’s DSLAM. The DSLAM is thus the first piece of equipment that is managed separately by each Internet access provider. It marks the boundary between the shared copper wires and the network belonging to each operator.

UNBUNDLING DIAGRAM

Fixed broadband access on ADSL was available at the end of 2010 in France and Poland with a coverage rate approaching 100% on the incumbent local loop. It was also available in different AMEA countries (Ivory Coast, Equatorial Guinea, Mauritius, Jordan, Kenya, and Senegal).

In the UK, Spain and Belgium, France Telecom-Orange provides fixed broadband access using these countries’ incumbent operator’s local loop, either through unbundling or through bitstream offers.

FTTx very-high Bandwidth Access

FTTx fiber optic access can extend the available broadband ADSL service offer to include upstream and downstream very high bandwidth (up to 100 Mbit/s in 2010), with improved response time.

There are different types of FTTx optical connection architectures: FTTB (fiber to the building), FTTH (fiber to the home) and FTTC (fiber to the curb).

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FTTX ARCHITECTURES

FTTB
(Fiber to the
building)
VDSL2
Street
Cabinet
VDSL2
FTTC
(Fiber to the
curb)
copper
Optical Network
Unit (ONU)
FTTH
(Fiber to the
home)
Optical
Network
Termination
(ONT)
fiber
Optical Line
Termination
(OLT)
Central office

France Telecom-Orange has for several years been deploying point-to-multipoint FTTH architecture that uses GPON technology, which can pool several very high bandwidth accesses on a single fiber without affecting each access point’s capacity for increasing speed.

FTTH roll-out started in 2007 in several major French cities (Paris and the Hauts-de-Seine, Lille, Lyon, Marseille, Poitiers, Toulouse). In 2008 , it was extended to Bordeaux, Grenoble, Metz, Nantes and Nice and continued in 2009 and 2010 in a dozen other cities.

FTTH roll out started in 2006 in Slovakia, continuing through 2010. In addition, pilot networks were launched in Spain and Poland.

Fixed Radio Access

In different countries, fixed-line services are available through UMTS, Wimax, and CDMA radio access:

•

in Romania, the Flybox offers fixed voice and Internet access with Wifi and Ethernet ports, using the 3G/HSPA network;

•

Broadband Wimax access is available in Romania and in various African countries (such as Mali, Cameroon and Botswana);

•

CDMA technology has been used in Poland since early 2008 to provide affordable broadband coverage in rural areas.

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ROLLING OUT THE MAIN FIXED ACCESS TECHNOLOGIES

8.1.3   Mobile Access Networks

France Telecom-Orange has rolled out the GSM standard in every country where it has a mobile network, and it has introduced the Edge standard in most of these countries. Since 2004, France Telecom-Orange has also rolled out 3G/UMTS mobile networks in Europe and in a growing number of AMEA countries.

France Telecom-Orange’s GSM, GPRS/Edge and 3G network architecture complies with the international ETSI and 3GPP standards. These networks use standardized frequency bands for GSM and UMTS: 900 MHz, 1,800 MHz, and 2,100 MHz.

The 2G and 3G networks feature a number of shared elements, including:

•

3G base stations (UMTS Node B), most of which are co-located with 2G stations (GSM BTS);

•

antennas, energy and transmission equipment.

This pooled effort reduces operating and investment costs.

MOBILE NETWORK ARCHITECTURE

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The Group’s mobile networks provide voice, SMS (Short Message Service), MMS (Multimedia Message Service), Internet and France Telecom-Orange portal access, data transfer, video streaming, television and video-telephony services.

The Edge network reaches speeds of around 100 Kbit/s, depending on radio and terminal conditions, in the downstream direction, i.e. from the network to the terminal. The UMTS access network supports faster data communication services of up to several Mbit/s that can be used to send and receive heavy files (audio, photo, video). The UMTS network capacity was extended in all the Group’s European countries, through 3G+ technology (HSDPA and HSUPA).

As in 2009, 2010 was marked by significant growth in volumes of transmitted data, which more than doubled in some countries.

It was also marked by the deployment of high-definition voice, which optimizes the sound quality of mobile calls, reduces background noise and makes the sound of the voice clearer. This new-generation mobile telephony service was introduced on the 3G networks of various countries: France, United Kingdom, Spain (Catalonia), Belgium, Armenia and Egypt, following the world-premiere launch in Moldova in September 2009.

ROLLING OUT THE MAIN MOBILE ACCESS TECHNOLOGIES

3G MOBILE COVERAGE IN EUROPE

3G coverage (% of the population)	2010
Orange France	95%
Orange Poland	59%
Orange Spain	90%
Mobistar	90%
Orange Romania	52%
Orange Slovakia	69%
Orange Switzerland	91%
Orange Moldova	76%
Source: France Telecom.

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8.1.4   Aggregation Networks

Aggregation networks concentrate fixed and mobile traffic to the network core. These networks are traditionally made up of SDH/PDH technologies for mobiles and ATM technology for fixed aggregation.

In 2010, the Group continued to roll out new technologies, such as Gigabit Ethernet, hybrid packet-circuit microwaves and leased Ethernet lines. These technologies are used to optimize costs. They are also used to prepare for future replacement of ATM technology by layer-2 Ethernet technologies and layer-3 IP/MPLS technologies, which can increase the volume of data sent over fixed and mobile networks.

AGGREGATION NETWORK ARCHITECTURE

8.1.5   Transmission Networks

Domestic Networks

The transmission layer is the foundation of different parts of the network: access, aggregation, backbone.

In every country where it operates, France Telecom-Orange operates either its own transmission infrastructure or one that is rented from one or more third-party operators. This infrastructure is primarily made up of optical fibers, but it also contains microwaves, especially for alternative or purely mobile networks.

Optical links offer bandwidths of up to 40 Gbit/s, soon to reach 100 Gbit/s per wavelength, and dense wavelength division multiplexing technology (DWDM) currently makes it possible to have more than 80 wavelengths per fiber, a figure set to increase in the future. France Telecom-Orange is one of the world leaders in the installation of advanced optical functions to make its transmission networks more flexible.

Furthermore, France Telecom-Orange offers direct connections by optical fiber to business customers, providing them with very high bandwidth services.

Submarine Cables

In order to accommodate the increase in international telecommunications traffic, France Telecom-Orange is investing in diverse submarine cable systems according to several ways:

•

participation in a consortium to build a cable that France Telecom will co-own;

•

purchase of IRU (Indefeasible Right of Use) for the duration of cable operation;

•

capacity leasing.

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Atlantic Ocean

As part of a consortium, in 2010 France Telecom-Orange launched the construction of a submarine cable named ACE (Africa Coast to Europe). Around 17,000 km long, its potential capacity will reach 5.12 Tbps, thanks to the use of 40 Gbit/s transmission technology.

Starting in the second half of 2012, ACE will connect France, Portugal and Spain (Canary Islands) to 20 countries on the west coast of Africa. With this project, France Telecom-Orange will strengthen its presence in Africa, where the Group operates in some fifteen countries, and thus contribute to its economic development.

ACE : CABLE SOUS-MARIN EN FIBRE OPTIQUE EN CONSTRUCTION

France
Portugal
Canary Islands (Spain)
Mauritania
Senegal
Gambia
Guinea
Sierra Leone
Liberia
Ivory Coast
Ghana
Benin
Nigeria
Cameroon
Equatorial Guinea
Gabon
Sao Tome & Principe
Democratic Rep. of Congo
Angola
Namibia
South Africa

In order to accomplish this major project, France Telecom-Orange has formed a consortium made up of 20 members. The construction of the cable represents an investment of around 700 million dollars, around 250 million of which will be provided by the France Telecom-Orange Group.

ACE will be the first international submarine cable to reach Mauritania, Gambia, Guinea, Sierra Leone, Liberia, Equatorial Guinea and São Tomé and Príncipe. As regards Senegal, Ivory Coast and Cameroon, which are already served by the SAT3-WASC-SAFE cable of which the Group is co-owner, ACE will help make their traffic more secure and cover their growing capacity needs for the next few years.

For the Group’s subsidiaries in East Africa and for Reunion Island, ACE will also represent an alternative route capable of transporting telecoms flows to Europe via West Africa. Similarly, ACE’s northern segment will diversify the transmission routes already in place between Portugal and France.

Indian Ocean

In 2009, France Telecom-Orange activated the LION submarine cable, which connects Madagascar to the worldwide broadband network via Reunion and Mauritius. In 2010, the Group implemented the second part of its Indian Ocean broadband expansion plan, launching the construction of LION2 (Lower Indian Ocean Network2). This submarine cable, around 2,700 km long, will extend the LION cable to Kenya, serving Mayotte.

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LION - LION2, FIBER OPTIC BROADBAND SUBMARINE CABLES UNDER CONSTRUCTION

To Asia, Europe
UAE-Kenya
EASSy
Kenya
Sea-Me-We-3
Tanzania
LION2
IMEWE
Sea-Me-We-4
Mayotte
Sat3-Wasc-Safe
UAE-Kenya
LION
ACE
Mauritius
Madagascar
To South America
To Africa, Europe
Reunion
(France)
To Asia
Sat3-Wasc-Safe
EASSy
LION2
LION
To Asia
Sat3-Wasc-Safe

The LION2 investment was made by a consortium formed by, in addition to France Telecom: Orange Madagascar, Mauritius Telecom, Telkom Kenya, Emtel Ltd, the Société Réunionnaise du Radiotéléphone and STOI Internet. The construction of this cable represents a total investment of around 60 million euros, around 36 million of which will be provided by the France Telecom-Orange Group.

LION2 will allow Mayotte to receive broadband Internet access for the first time. Furthermore, this new cable represents a major project for Kenya, strengthening its connectivity to international networks and covering its capacity needs for the next few years. Thanks to the LION and LION2 cables, three separate routes will be available to transmit telecoms flows to Kenya via Reunion and Mauritius. In addition, LION2 will act as an alternative route that will help secure broadband transmissions sent via Europe and Asia to all of the African countries in which the Group is present, and thus represents an essential part of the performance of the Group’s networks.

Moreover, the technology used for LION2 will ensure scalability towards future ultra-high speed broadband networks supported by the new 40 Gbit/s technology.

Indian Ocean-Africa-Europe

The Sat3-Wasc-Safe cable is nonetheless still an essential route for transferring traffic between the Indian Ocean and Europe. In 2009, France Telecom-Orange and its partners increased the capacity of this submarine system. By upgrading terminal equipment in October 2009, France Telecom-Orange was able to increase its Sat3-Wasc-Safe capacity fourfold to support the increase in use in Reunion.

Indian Ocean-Persian Gulf-Europe

France Telecom-Orange has invested in building the IMEWE (India Middle East Western Europe) submarine cable activated in late 2010. This submarine cable connects Mumbai, India, to Marseille via the Persian Gulf, the Middle East and Sicily, and has a total capacity of 3.84 Tbps, covering an approximate distance of 13,000 km.

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Marseille
Catania
Tripoli
Alexandria
Suez
Jeddah
Fujairah
Karachi
Mumbai

IMEWE supports the strong growth of traffic coming from the Indian sub-continent, and will increase the security of France Telecom-Orange’s international network. IMEWE plays its part in the Group’s development in East Africa and in the Indian Ocean. This region’s traffic, essentially destined for Europe and the United States, can transit via IMEWE, thanks to the system’s excellent connectivity with the other regional cables.

IMEWE adds to the Sea-Me-We3 and Sea-Me-We4, which currently transport France Telecom’s traffic to India and Asia. In 2009, France Telecom-Orange also doubled its capacity on the last two cables. Sea-Me-We4 runs alongside IMEWE on the France-India portion, but then it goes around the sub-continent to reach Singapore. Sea-Me-We3 has a lower capacity but offers high connectivity and sends traffic directly to 35 Northern European countries and Japan.

Atlantic Ocean

The Group is also active in the Caribbean region, in order to support the development of broadband in the French overseas departments. Thus, France Telecom-Orange is participating in the CBUS project (Caribbean - Bermuda - US), in partnership with Cable & Wireless. This cable, which was commissioned in September 2009, opens a new route between the Caribbean (more specifically Tortola in the British Virgin Islands) and New York. Its connection with ECFS cable in Tortola offers access to Caribbean islands.

Lastly, the continued growth in Internet traffic between Europe and the United States has led to investments designed to increase the capacity of the TAT-14 transatlantic cable. The additional wavelengths have been available since March 2009, bringing the Group’s total capacity on this cable to 370 Gbit/s.

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TAT14
Manasquan
N.J., USA
Devonshire
Bermuda
CBUS
Tortola
British Virgin Islands
ECFS
Americas 2

European Backbone Network (EBN)

The EBN (European Backbone Network) is a broadband transmission network that connects the major cities of Europe (27 cities outside France at the end of 2010) as well as France Telecom-Orange’s partners and subsidiaries. Thanks to wavelength multiplexing (Wavelength Division Multiplexing or WDM), each line of the EBN offers N x 2.5 or 10 Gbit/s capacity. The EBN provides connections of 45 Mbit/s to 10 Gbit/s, with 99.95% availability and centralized network management, plus 24-hour a day customer service.

This network is currently being refreshed as part of the development of the “European Express Network” (EEN).

European Express Network (EEN)

At the end of 2010, the European Express Network connected 12 of Europe’s largest cities, including four in France, through interconnections with France Telecom-Orange’s partners’ and subsidiaries’ networks.

The EEN will renew the EBN network on its strongest lines, meaning those with extremely high bandwidths, strong growth in traffic and high demand for responsiveness. It is designed to support bandwidths of up to 40 Gbit/s, or even 100 Gbit/s, per wavelength, with a per-line capacity of up to several Tbps. This network is fully “transparent”: it enables end-to-end transmission and direct management of wavelengths, with minimum electrical regeneration (every 1,400 km at 10 Gbit/s, and in the future every 900 km at 40 Gbit/s).

This technology will make it possible to move to 100 Gbit/s per wavelength depending on standardization progress and changes in needs.

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THE EUROPEAN EXPRESS NETWORK

TAT14
Bude
Bristol
London
Lille
Paris
Reims
Frankfurt
Berlin
Poznan
Warsaw
Katowice
Prague
Bratislava
Strasbourg
Dijon
Bordeaux
Marseille
Narbonne
Barcelona
Madrid
SMW4
IMEWE
Point of presence
WDM link

North American Backbone Network

In the United States, France Telecom-Orange has a terrestrial network interconnected with the TAT-14 transatlantic cable to transfer its Internet traffic and meet its operator and business customers’ demands. To provide this function and serve Open Transit International (OTI) points in the United States, France Telecom-Orange purchases transmission capacity from different operators. In addition, there is a WDM and SDH ring connecting the Tuckerton and Manasquan submarine cable stations and the OTI points in New York and Ashburn.

Asian Backbone Network

France Telecom-Orange links the submarine cable stations located in Singapore to each other and to its own network, thereby providing major access points in the Asian region.

Satellites

France Telecom-Orange uses satellite communications to provide several services:

•

connection of French overseas departments to the general network. These connections are either the main links where there is no submarine cable (Mayotte), or lines for security or absorption of additional traffic that supplement the cable (Guadeloupe);

•

IP or voice links to other operators. These links, with speeds of 2 to 225 Mbit/s, transfer either IP traffic or voice traffic to international operators and domestic subsidiaries of France Telecom-Orange in the AMEA region, such as Orange Niger or Orange Cameroon;

•

VSAT (Very Small Aperture Terminal) services for Orange Business Services’ onshore or offshore Business customers. In this case, an end-to-end IP and voice service is provided in addition to the standard IP VPN services, by connecting business customers’ remote sites, which are primarily in Africa and generally do not have any onshore or submarine infrastructure, through a intelligent satellite network and by aggregating their IP traffic on central hubs. There were around 1,100 customer sites in operation at the end of 2010.

These services are accessible via “earth stations” (or teleports) that France Telecom operates in France (Bercenay-en-Othe) or in French overseas departments. France Telecom also uses the services of ten other teleports in Europe and the Asia-Pacific region to increase its geographic coverage.

To provide these services, France Telecom-Orange uses capacity available on its satellites (Telecom 2D essentially for traffic with French overseas departments) or spatial capacity rented from satellite operators (Eutelsat, Intelsat, SES Worldskies, Arabsat).

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8.1.6   IP Transport Networks

Domestic IP Transport Networks

In each country, France Telecom-Orange operates a domestic IP backbone built on its own or leased from a third-party operator, which transfers all types of traffic (voice, Internet, TV, VOD) to and from a growing number of fixed/mobile residential or business customers. “Terabit Router” technology was introduced several years ago to meet this increased demand. The largest domestic IP backbone, the Backbone and IP Aggregation Network (RBCI), is located in France.

In countries where France Telecom-Orange had previously rolled out transport networks using SDH/PDH or ATM technologies, core and aggregation transport is being gradually migrated to Ethernet technology transport.

FRENCH IP NETWORK ARCHITECTURE

The International IP Network

France Telecom-Orange’s international IP network, known as Open Transit Internet (OTI), aims to provide global Internet connectivity to Group subsidiaries’ and operator customers’, Internet service providers’ (ISP) and content providers’ domestic IP networks. It is based on the latest IP switching and transmission technologies and makes it possible to use the latest version of IPv6 Internet protocol in every outlet in combination with the previous IPv4 protocol (dual stack system).

As of December 31, 2010, the OTI connected 25 cities, 13 in Europe, 2 in Asia, and 10 in North America, through 155 Mbit/s to 10 Gbit/s broadband connections, with several hundred Gbit/s of traffic at peak times. A 1 terabit- traffic flow should be reached during 2011.

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OTI NETWORK

8.1.7   Network Control layer

Switched Telephone Networks

In countries where it is the incumbent fixed operator, France Telecom-Orange has switched telephone networks that provide traditional voice transmission services, ISDN and value-added services. These networks also provide access to Intelligent Network services (toll-free numbers, Audiotel), and narrowband Internet access.

Due to customers’ migration to new voice services available through ADSL or FTTH broadband access, these networks have seen a reduction in load and are permanently optimized in order to reduce costs.

Mobile Network

France Telecom-Orange has rolled out mobile control networks in countries where it provides mobile services, to control voice services, data services and SMS/MMS services. These mobile control networks are moving towards IP protocols and architectures.

These control networks are primarily made up of the following (see Mobile network architecture diagram in Section 8.1.3):

•

MSCs (Mobile Switching Centers);

•

HLRs (Home Location Registers);

•

SGSNs (Serving GPRS Support Nodes) and GGSNs (Gateway GPRS Support Nodes);

•

IN (Intelligent Network) equipment, for prepaid subscription management, for example.

The international Voice Network

Voice Network

France Telecom-Orange has three international switching nodes in France (CTI 4G) for managing traffic to and from France for the consumer fixed-line and mobile markets, as well as the business and operator segments. In addition, France Telecom-Orange has decided to centralize the transfer of international traffic for its subsidiaries based on these three switches in France, in order to optimize termination costs. In total at the end of 2010, these switches were linked together by more than 233,000 international circuits (at 64 Kbit/s) to over 350 operators in more than 135 countries. These switches’ functions were enhanced so that voice traffic could be processed in time division multiplexing (TDM) or in voice over IP (VoIP).

Outside France, in the United States, France Telecom-Orange has two softswitches in New York and Miami, used to process specificities of access from American TDM or VoIP customers.

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Signaling Network

The international network’s code 7 signaling system is handled by two Signal Transfer Points (STP), which support the signaling associated with voice traffic and roaming and SMS for mobile operators that are customers of France Telecom-Orange, as well as for most of its mobile subsidiaries in order to optimize costs.

A growing number of links serving the largest roaming and SMS customers are supported by SIGTRAN signaling (signaling over IP) that enables a larger bandwidth for this type of traffic. In addition, France Telecom-Orange uses an ANSI/ITU translation platform to ensure signaling continuity on both sides of the Atlantic. In 2011, the Number Portability Hub platform will distinguish calls to “ported” numbers (ones for which the line owner chose to keep their number when they changed operators) to better manage call termination charges, which can vary widely from one operator to the next.

IMS (IP Multimedia Subsystem) Architecture

In 2010, France Telecom-Orange continued to roll out the IMS (IP Multimedia Subsystem) architecture to pool the basic control functions common to all types of telecommunications services, while the specifics related to applications are grouped in an Application Server infrastructure. Thus, in September 2010, Orange Business Services launched a convergence offer for SMEs between fixed and mobile voice over IP based on an IMS architecture.

Within this architecture, interoperability is available between network equipment and between the terminals and networks, or between operators. Furthermore, as in GSM, roaming users are fully accommodated. To fulfill these functions, IMS uses the SIP protocol (Session Initiation Protocol). This protocol has been introduced gradually since 2007 on the fixed-line network in Belgium, Spain, France, Poland and Romania.

IMS ARCHITECTURE

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8.1.8   Networks dedicated to Business Services

X.25 Networks

In France, the X.25 network connects several thousand direct X.25 accesses, several tens of thousands of Channel D ISDN accesses, access to electronic payment systems, and supports Intelligent Network services. However, the X.25 offer has not been marketed since mid-2010 and the technical discontinuation of the service should occur from October 2011.

Frame Relay/ATM Networks

In France, the Frame Relay/ATM network is both a network for accessing services dedicated to business (particularly through the TDSL aggregation offers) and a backbone transport network for layer 3 services (X.25 and IP). It is used in around 150 points of presence in mainland France, in the four overseas departments and in three overseas territories (Mayotte, New Caledonia and French Polynesia).

This network is interconnected with the AGN (ATM Global Network) network via two ATM gateways located in Paris, which provide Frame Relay and ATM services at a worldwide level.

The activity on the FR/ATM network is declining, and the businesses’ need for increased speed is now met by the IP/MPLS services available on the “Network for Business Access to IP” (NBAIP).

Outside France, the AGN network covers around a thousand points in approximately 200 countries. It provides X.25, Frame Relay and ATM services, but is mainly used today as an access network to IP services, because of its extensive worldwide capillarity. It also provides a transport function for the IP network, but this function is gradually diminishing as the native IP network develops.

The Network for Business Access to IP (NBAIP) in France

The main purpose of the NBAIP is to connect a company’s sites for internal data exchange (on the Virtual Private Network (VPN) and to provide them with Internet connectivity. It also provides Voice over IP transport for companies.

It is made up of a core infrastructure of around sixty transit routers called “P_Pass” that are interconnected by 10 Gbit/s links. This P_Pass backbone network also provides the interconnection with the Backbone and IP Aggregation Network (RBCI) for Internet traffic and for business aggregation traffic coming from NAS and BAS.

In addition, a ring of approximately 500 PE (Provider Edge) routers gives companies access to xDSL and Ethernet or Frame Relay and ATM technologies, at speeds of 75 Kbit/s to 30 Mbit/s, under standard offers. A new generation of PE routers, the HSPE (High Speed PE), now provides access of around Gbit/s (or more in custom offers) in major cities.

The NBAIP also makes it possible to connect a company’s service platforms at speeds of around one Gbit/s (SE – Service Edge infrastructure).

This network is connected to an international IP network (IP Global Network) through three gateways (located in Paris and London) to connect international business customers.

The MPLS/IP VPN Network (IP Global Network, or IGN)

Like the IP network in France (NBAIP), this network is designed to supply virtual private network (VPN), Internet and Voice over IP services. These VPN services are available at around 1,100 points (including partner MPLS networks) in roughly 820 cities in more than 150 countries.

The network core is made up of dozens of network core routers (P routers and similar) and several hundred access routers (PE routers). The services are offered either directly on the access routers, or through the Frame Relay/ATM access network. The access routers technological upgrade program, which is currently nearing completion, provides a multi-services platform (Ethernet, DSL, FR/ATM).

The Ethernet Global Network (EGN)

The new Ethernet Global Network (EGN), commissioned in 2009, has around ten points of presence in six European countries. Its coverage is gradually extending to North America and Asia. EGN uses France Telecom-Orange’s broadband network (10 Gbit/s) and offers point-to-point services (E-line services) and multipoint-to-multipoint services (VPLS-based services) with customer access of up to 1 Gbit/s.

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GLOBAL VPN IP/MPLS BUSINESS NETWORK

Seattle to Tokyo and Sydney
Los Angeles to Osaka and Auckland
Tokyo to Seattle
Osaka to Los Angeles
Sydney to Seattle
Auckland to Los Angeles
Core outlet
Peripheral outlet

ARTICULATION OF DIFFERENT IP NETWORKS: RBCI, NBAIP, OTI, IGN

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8.1.9   Service Platforms

Service platforms are servers  on the Edge of telecommunications networks and information systems (cf. diagram in Section 8.1.4) used to perform the different services offered by France Telecom-Orange.

Service platforms can be divided into three main areas:

•

real-time and email service platforms. They offer, for example, Voice over IP, for a lower cost than a traditional switched telephone network. The most recent ones can gradually start using the IMS network (see Section 8.1.7.) as it is rolled out;

•

Intelligent Network platforms, which appeared in the 1990s, provide functions such as call transfer, number portability, and virtual private network;

•

content aggregation, mediation and distribution platforms, which appeared in the early 2000s along with web and broadband development: they offer access to Internet portals, TV and Video On Demand.

Service platforms use shared “bricks” that save time and money when creating new services and guarantee a simple common customer experience for convergent services.

Interfunctioning of these shared bricks with service platforms and the Information System is covered in the SOA Program (Service Oriented Architecture) at Group level.

SERVICE PLATFORMS

VoIP
Mailboxes
Cards, Special numbers
IP TV
services
Real-time and message based services
Intelligent network based services
Content aggregation, mediation and distribution
main domains
multi-access management
content management
address/personal workspace
identity/user context
payments
content billing
browsing
enablers

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8.2   REAL ESTATE

In December 31, 2010, Real Estate assets were booked in France Telecom’s balance sheet for a stable net book value of 3.1 billion euros as compared to 3 billion euros in 2009.

These assets include buildings used to host telecommunications equipments, research centers, customer service centers, commercial premises and offices.

In France, the Real Estate and Transport Division manages all property leases. It ensures that premises match the constraints of the various services. It follows a policy of optimizing premises by constantly adapting, in a cost-effective way, to the changes in requirements expressed by the various entities.

It also contributes to improving the working environment as part of the Ambition 2015 project.

At the end of 2010, France Telecom’s premises covered 25,464 sites (a “site” is any installation for which France Telecom pays property tax), including 241 sites that have a surface greater than 5,000m2, representing 5.9 million m2 of which 2.7 million m2 are rented and 3.2 million m2 are owned.

In France, the premises at the end of 2010 consisted mainly of offices, most of which were rented (2.4 million m2, including 1.5 million m2 rented), and technical centers, most of which were owned (2.7 million m2 including 2 million m2 owned).

In Poland, the properties held by the TP Group at the end of 2009 represented 2.1 million m2.

The total surface area of TP Group’s developed and undeveloped land represents 15.2 million m2.

In the United Kingdom and Spain, the premises are mainly rented.

•

At the end of 2010, premises occupied in Spain represented around 152,000m2.

•

In the United Kingdom, a significant change on the Orange UK scope took place in the middle of the year, related to the creation of a joint venture between FT and DT. Thus, the premises it occupied at the end of 2010 represented around 352,000m2, around 180,000m2 of which were previously Orange UK premises.

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9  analysis of the financial position and earnings

9.1   ANALYSIS OF THE GROUP’S FINANCIAL POSITION AND EARNINGS

194

9.1.1   Overview

195

9.1.2   Analysis of the Group’s income statement and capital expenditures

202

9.1.3   Analysis by operating segment

224

9.1.4   Cash flows, equity and financial debt

251

9.1.5   Additional information

261

9.2   ANALYSIS OF FRANCE TELECOM S.A.’S FINANCIAL POSITION AND EARNINGS
(FRENCH ACCOUNTING STANDARDS)

275

9.2.1   Overview and main developments

275

9.2.2   Breakdown of income

275

9.2.3   Balance sheet

279

9.2.4   Equity stakes

281

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9.1   ANALYSIS OF THE GROUP’S FINANCIAL POSITION AND EARNINGS

The following comments are based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS, see Notes 1 and 2 to the consolidated financial statements).

Following changes in 2009 and 2010 (see Change in accounting alternative and Change in the definition of Reported EBITDA, below), historical data published for the 2008 and 2009 financial years have been restated (see Notes 1 and 2 to the consolidated financial statements).

The transition from data on a historical basis to data on a comparable basis (see the Financial glossary appendix) for the 2008 and 2009 financial years is set out in Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

The changes below are calculated based on data in thousands of euros, although displayed in millions of euros.

Segment information

The Group reports six operating segments: France, Spain, Poland, Rest of the World, Enterprise, and International Carriers & Shared Services (IC & SS), to which is added the United Kingdom, which is reported as discontinued operations until April 1, 2010 and, after this date, Everything Everywhere, the joint venture with Deutsche Telekom in the United Kingdom. The operating segments are described in section 9.1.3 Analysis by operating segment. Unless otherwise specified, data on operating segments presented in the following sections are understood to be prior to elimination of inter-segment operating transactions.

Each of the segments defined by the Group has its own resources, although they may also share certain resources, primarily in the areas of networks, information systems, research and development, and other shared competencies. Specifically, this is the role of the International Carrier & Shared Services (IC & SS) segment. The use of shared resources is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment of goodwill and fixed assets and share of profits (losses) of associates (hereinafter referred to as “Reported EBITDA” – see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial Glossary appendix) of the service user. The cost of shared resources may be affected by changes in contractual relationship or organization, and may therefore impact the segment results disclosed from one year to another (see Note 2 to the consolidated financial statements).

Impact of the creation of the Everything Everywhere joint venture in the United Kingdom

As a result of the creation of the Everything Everywhere joint venture between Orange and T-Mobile in the United Kingdom on April 1, 2010, the Group’s operation in the United Kingdom was considered to be an operation held for sale until that time. Consequently, Orange’s net income and expenses in the United Kingdom were recognized in the consolidated net income after tax as discontinued operations until April 1, 2010 (see Section 9.1.2.3.4 Consolidated net income after tax of discontinued operations, Segment information of the consolidated financial statements and Note 3 to the consolidated financial statements). Use of the equity method to consolidate the interest in Everything Everywhere resulted in 50% of the joint venture’s income being recognized, since April 1, 2010, the date of its creation, in the share of profits (losses) of associates of the “International Carrier & Shared Services” operating segment (see Section 9.1.1.4 Key events in 2010 and Notes 3 and 14 to the consolidated financial statements).

Change in accounting alternative

The Group decided to account for its interests, as of January 1, 2010, in entities jointly controlled with other shareholders using the equity method (such interests were previously recognized using the proportionate consolidation method). In addition, the Group also decided to recognize, as of January 1, 2010, all actuarial gains and losses relating to defined-benefit post-employment pension schemes in other comprehensive income (these differences were previously recognized in profit and loss under the corridor method). These changes in accounting alternative results in the financial statements providing more relevant and comparative information, since the main competitors of the Group apply these methods. Their effects have been restated retroactively for the 2008 and 2009 financial years in the Group’s consolidated financial statements (see Notes 1 and 2 to the consolidated financial statements).

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Change to the definition of Reported EBITDA

Following changes in the scope of equity-accounted entities, the share of profits or losses of associates, previously recognized in the calculation of EBITDA, has been excluded from the calculation of Reported EBITDA as of January 1, 2010, and data published for the 2008 and 2009 financial years have been restated. The share of profits or losses of associates is still included in the calculation of operating income (see Section 9.1.5.4 Financial aggregates not defined by IFRS, the Financial Glossary appendix and Segment information of the consolidated financial statements).

Impact of the takeover of Mobinil (parent company of ECMS) in Egypt

Until July 13, 2010, France Telecom’s interest in Mobinil (parent company of ECMS) and the related income were accounted for using the equity method. This accounting treatment is due to the change in accounting alternative described above (investments in jointly controlled entities, previously recognized using proportionate consolidation, have been accounted for using the equity method since January 1, 2010). Since July 13, 2010, when agreements between France Telecom and Orascom Telecom concerning Mobinil came into effect (see Section 9.1.1.4 Key events in 2010 and Note 3 to the consolidated financial statements), France Telecom’s interest in Mobinil and its subsidiaries and the related income have been recognized under the full-consolidation method.

The full-consolidation method for Mobinil and its subsidiaries took effect on July 1, 2009 in data on a comparable basis for the 2009 financial year (see Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis).

9.1.1   Overview

This section sets out, for the France Telecom Group, i) financial data and workforce information, ii) a summary of results for 2010, iii) the impact of regulatory rate changes and iv) the key events that took place in 2010.

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and share of profits (losses) of associates (Reported EBITDA), capital expenditures on tangible and intangible assets excluding licenses (CAPEX) and organic cash flow are not defined under IFRS. For further information on the calculation of Reported EBITDA, CAPEX and organic cash flow, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

9.1.1.1   Financial data and workforce information

OPERATING DATA

(in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues	45,503	46,132	44,845	(1.4)%	1.5%	46,712
Reported EBITDA (2)	14,337	14,743	14,264	(2.8)%	0.5%	16,831
Reported EBITDA/Revenues	31.5%	32.0%	31.8%			36.0%
Operating income	7,562	7,815	7,650	(3.2)%	(1.2)%	9,754
Operating income/Revenues	16.6%	16.9%	17.1%			20.9%
CAPEX (2) of continuing operations	5,522	5,316	5,041	3.9%	9.5%	6,132
CAPEX of continuing operations/Revenues	12.1%	11.5%	11.2%			13.1%
Telecommunication licenses	512	60	58	ns	ns	72
Average number of employees (3)	161,392	165,878	163,690	(2.7)%	(1.4)%	168,430

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  See Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

(3)  See the Financial glossary appendix.

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NET INCOME

(in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Operating income	7,562	7,650	9,754
Finance costs, net	(2,000)	(2,206)	(2,884)
Income tax	(1,755)	(2,242)	(2,856)
Consolidated net income of continuing operations	3,807	3,202	4,014
Consolidated net income of discontinued operations (1)	1,070	200	404
Consolidated net income after tax	4,877	3,402	4,418
Net income attributable to owners of the parent	4,880	3,018	4,073
Net income attributable to non-controlling interests	(3)	384	345
(1) Corresponds to Orange’s net income and expenses in the United Kingdom until April 1, 2010, date of its disposal (see Note 3 to the consolidated financial statements).

ADJUSTED ORGANIC CASH FLOW

(in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Adjusted organic cash flow (1)	8,110	8,218	8,090

(1)  See Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix. Organic cash flow totaled 8,110 million euros in 2010 excluding the settlement of 964 million euros relating to the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.4.1 Liquidity and cash flow and Notes 29 and 31 to the consolidated financial statements) and excluding acquisitions of spectrum and frequencies for 446 million euros. Organic cash flow including these items was 6,700 million euros in 2010.

NET FINANCIAL DEBT

(in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Net financial debt (1)	31,840	32,534	35,424
(1) See the Financial glossary and Note 21 to the consolidated financials statements.

For further information on the risks relating to the France Telecom Group’s financial debt, see Section 4.1 Operational risks.

9.1.1.2   Summary of 2010 results

The France Telecom Group’s revenues totaled 45,503 million euros in 2010, up 1.5% on a historical basis, and which includes i) a favorable impact of 1.8 points from change in the scope of consolidation and other changes, including the full consolidation of Egyptian operator Mobinil (parent company of ECMS) and its subsidiaries since July 13, 2010, and ii) a favorable impact of 1.1 points from foreign exchange fluctuations, due in large part to gains by the Polish zloty. On a comparable basis and excluding regulatory effects (negative impact of 902 million euros), revenues increased by 0.6% between 2009 and 2010, a 0.6 point improvement in the rate of growth compared with the previous year (0.0%). In this respect, the second half of 2010 showed a significant improvement on the second half of 2009, driven by mobile services, with revenue growth of 1.2%, following flat sales between the first half of 2009 and the first half of 2010.

The number of customers of the France Telecom Group was 209.6 million on December 31, 2010, up 6.0% compared with December 31, 2009 on a comparable basis, or 11.8 million additional customers acquired over the year, predominantly in mobile services.

Restated EBITDA (see Section 9.1.5.4 Financial aggregates by defined under IFRS and the Financial glossary appendix) totaled 15,642 million euros in 2010, compared with 16,275 million euros in 2009 on a comparable basis, a decline of 3.9% or 633 million euros. Nearly half of this decline stemmed from regulatory measures and taxes (negative impact of 312 million euros). The ratio of restated EBITDA to revenues was 34.4% in 2010, compared with 35.3% in 2009, an erosion that was limited to 0.9 points between the two periods, in line with the Group’s goal of limiting the erosion of the ratio of restated EBITDA to revenues to a maximum of -1.0 point in 2010.

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Net income attributable to owners of the parent totaled 4,880 million euros in 2010, compared with 3,018 million euros in 2009, an increase of 1,862 million euros, attributable in large part to a 870 million euro increase in the net income from discontinued operations, with the recognition in 2010 of 960 million euros from the sale of assets leading to the creation of Everything Everywhere (the joint venture between Orange and T-Mobile in the United Kingdom) on April 1, 2010.

Capital expenditures on tangible and intangible assets excluding licenses for the France Telecom Group’s continuing operations totaled 5,522 million euros in 2010, a 9.5% increase on a historical basis and a 3.9% increase on a comparable basis. Capital expenditures on tangible and intangible assets excluding licenses for continuing operations accounted for 12.1% of revenues in 2010, compared with 11.5% in 2009 on a comparable basis.

Excluding the settlement, in the first half of 2010, of 964 million euros relating to the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003, and excluding acquisitions of spectrum and frequencies for 446 million euros, the France Telecom Group’s adjusted organic cash flow (see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix) totaled 8,110 million euros in 2010, in line with the Group’s objective of 8 billion euros over the full year. With the inclusion of the two specific items mentioned above, organic cash flow totaled 6,700 million euros in 2010, compared with 8,218 million euros in 2009.

The France Telecom Group’s net financial debt (see the Financial glossary appendix) was 31,840 million euros on December 31, 2010, compared with 32,534 million euros on December 31, 2009. As a result, the decline in net financial debt compared with December 31, 2009 worked out at 694 million euros for the year ended December 31, 2010.

The Board of Directors will propose a dividend of €1.40 per share for 2010 at the France Telecom Annual Shareholders’ Meeting. Taking into account the interim dividend of €0.60 per share paid on September 2, 2010, the balance to be paid works out at €0.80 per share, and will be paid in cash on June 15, 2011.

France Telecom will shortly submit to its Board of Directors, in accordance with its commitment, a new employee shareholding plan in France and abroad, with the aim of sharing with employees the value expected to be created by the Conquests 2015 plan. Pursuant to the authorization granted by France Telecom shareholders, the new plan, totaling between 200 and 300 million euros, will be subject to the achievement of certain objectives.

9.1.1.3   Impact of regulatory rate changes

The regulations governing the operations of the France Telecom Group are described in Section 6.7 Regulations.

The impact of cuts to call termination and roaming rates in a number of countries between December 31, 2009 and December 31, 2010, especially France, Spain, Poland and Belgium, was particularly pronounced in mobile telephony. In 2010, these factors caused mobile telephony revenues to fall by around 850 million euros and Reported EBITDA to fall by more than 270 million euros. In addition, cuts to regulated rates negatively impacted fixed-line telephony revenues by approximately 150 million euros in 2010, although the impact on Reported EBITDA was not material.

For further information on regulatory risks, see Section 4.2 Legal risks.

9.1.1.4   Key events in 2010

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Change in the Group’s governance

Following his appointment as CEO of France Telecom effective as of March 1, 2010, Stéphane Richard announced in February 2010 the composition of the Group’s Executive Committee, effective as of April 2010. Placed under the CEO’s authority, the Executive Committee had 14 members as of February 23, 2011, when accounts were closed: the CEO, 2 Deputy CEOs and 11 Group Executive Directors in charge of divisions and Group functions.

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Presentation of the Conquests 2015 business plan

Stéphane Richard, CEO of France Telecom, unveiled in July 2010 the Group’s new business plan: a five-year action plan known as Conquests 2015, intended to define the issues and outlook facing the Group, to focus its businesses and to restore a spirit of conquest and pride in belonging to Orange.

With Conquests 2015, Orange is addressing simultaneously its employees, customers, shareholders and, more broadly, the entire society in which the Group operates. Its commitment is expressed through concrete action plans:

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conquering the commitment of the Group’s employees: Orange aims first and foremost to win over the men and women that form the heart of the company. The Group is committed to offering its employees a beneficial working environment through a new vision of human resources, a new management style and shared values. The Group has already acted on this commitment through the creation of Orange Campus, which aims to build a community of managers starting in January 2011 in Paris, then, in the spring of 2011, in Serock (Poland), Madrid, Bordeaux, Marseille, Nancy, Rennes and six sites outside Europe (Atlanta, Dakar, Nairobi, New Delhi, Rio and Singapore). IT systems, which have become increasingly complicated over the years, will be greatly simplified or entirely overhauled in certain cases. To address the challenge posed by the rising average age of employees in France, the Group plans to recruit 10,000 additional employees from 2010 to 2012. The measures set out in the new social contract in France represent a total budget of 900 million euros over this period, excluding anticipated savings from the “Temps Partiel Séniors” project (plan for senior employees to work part-time three years before retirement, hereinafter referred to as the “Part-Time for Seniors” plan) and natural attrition;

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conquering networks: Orange has reasserted that networks are its core business and its future. The Group was built up around its network business and the expertise of its technicians, and its employees take great pride in that. The conquest of networks means increasing coverage and bandwidth for both fixed-line and mobile networks, in both mature and emerging countries. In France, Orange will invest 2 billion euros by 2015 to deploy a new fiber optic network. This will guarantee coverage for 40% of households with coverage in every region of mainland France by 2012 and in every “département” by 2015 (including three overseas territories). In addition, the Group has the necessary technological expertise and is ready to launch the new generation of LTE (Long Term Evolution, fourth generation) mobile networks as soon as the regulations are in place. Orange will also invest in the monetization of mobile data traffic as well as in the deployment of “green” networks such as the Oryx program of solar-powered mobile telephone masts in Africa;

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conquering customers: Orange is the “universal “people’s operator, and aims to inspire confidence. In order to regain the trust of its customers, it must first improve the quality of service and customer relations, particularly by placing a higher value on the loyalty of its existing customers. Orange’s ambition is to offer a superior customer experience compared to other operators, at each stage of the relationship: analysis of needs, recommendations, technical support, migrations, control over expenses, etc. Orange is committed to becoming a “multimedia coach” for its customers by working alongside them to facilitate their digital life. The company will continue its strategy of growth through innovation whether by providing the best possible voice quality, putting additional features in the SIM card, or by developing new services such as Orange Care (warranty, insurance and online support). Orange is also developing products in healthcare and education as well as mobile payment or money transfer services such as its Orange Money program in Africa;

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conquering international markets: the Group has also set its sights on reviving a spirit of growth through international expansion. This will be based on the same acquisition policy as before, which rules out any “transformational” transactions. Revenues are expected to double in the emerging markets over the next five years. Finally, Orange plans to grow from close to 200 million customers at present to 300 million by 2015 across all markets.

The Group will work to ensure “excellence in execution” regarding the deployment of this project and, in doing so, will demonstrate that it is fully capable of creating value from the development of the digital economy. This reflects a commitment to winning over the investor community. The deployment of these four strategic thrusts will be closely monitored through fully quantifiable action plans running until 2015.

The goals of the France Telecom Group are set out in Section 12 Information on trends.

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Implementation of the new social contract in France

Amendment to the agreement on the employment of seniors

France Telecom and Group unions signed an amendment to the agreement on the hiring of seniors and measures covering the latter half of French employees’ careers in December 2010. The amendment, which is part of the new social contract, relates to the “Part-Time for Seniors” plan, which was established under the terms of an agreement signed in November 2009, and aims to take into account the impact of pension reforms in France. Prior to the reforms, the Group estimated that about 23,000 employees would be eligible for the scheme, but the impact of the reforms subsequently pushed this number down to 15,000. The chief purpose of the amendment is to bring these 8,000 people back under the scheme. Furthermore, with regard to the 3,000 employees already included in the scheme at end-2010, the amendment stipulates that they remain part of the scheme under the same conditions. Lastly, the amendment introduces a so-called “Intermediate Part-Time” plan, which allows employees to work part-time before they enter the “Part-Time for Seniors” plan, should they wish to do so. The total number of employees expected to join the system (“Part-Time for Seniors” and” Intermediate Part-Time”) during the agreement period (2010-2012) is now estimated at 12,500, compared with 10,000 prior to the amendment of the original agreement and 6,500 prior to the amendment of the original agreement but factoring in pension reform. The new agreement came into force on January 1, 2011.

Based on the amendment, an additional provision of 506 million euros was recognized in 2010 and the present value of the related commitment amounted to 1,205 million euros as of December 31, 2010 (compared with 720 million euros on December 31, 2009). Factoring in the effect of discounting the provision recognized in net finance costs, namely a 14 million euro charge, the effect on the Reported EBITDA of the Group was an expense of 492 million euros in 2010, compared with an expense of 569 million euros in 2009 (see Notes 5 and 23 to the consolidated financial statements).

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Agreements relating to negotiations on stress in France

During 2010, France Telecom signed five agreements with unions as part of its negotiations on stress in France:

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an agreement regarding “Perspectives, employment and skills, professional development, training and mobility” relating to employees in France. The new principles set out in this text will be taken as the minimum basis in forthcoming national and local negotiations, especially those relating to the Forward-Looking Employment and Skills Management Program (Gestion Prévisionnelle de l’Emploi et des Compétences, GPEC), which began in April 2010;

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a “work-life balance” agreement, enabling immediate measures to be drawn up on the balance between employees’ private and professional lives, and trials to be launched, the results of which will be used to formulate policies and action plans;

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an agreement on staff representative bodies (Instances Représentatives du Personnel, IRP), which seeks to improve how these bodies work and facilitate union activity within the Group;

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an agreement on the evaluation and prevention of psycho-social risks, part of the National Inter-Professional Agreement on Stress; and

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an agreement on the organization of work in France, which focuses on i) the content and direction of work, ii) personal latitude and autonomy, iii) definition of objectives and assessment of their achievement, iv) managerial practices, v) modes of recognition and vi) professional development assistance.

These documents form part of the new social contract and negotiations between Group management and unions begun in September 2009. They have already led to the signing of seven agreements.

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Investment in networks

Investment in fiber optics in France

With the clarification of the regulatory framework surrounding the rollout of high capacity broadband in France, France Telecom announced in February 2010 its intention to invest around 2 billion euros by 2015 in fiber optics for very densely populated areas in France (as defined by the French telecommunications regulator Arcep) and, subsequently, in the most densely populated areas. In addition to its direct investments, France Telecom has signaled its openness to different forms of co-investment with other operators outside high-traffic zones, in less densely populated areas. France Telecom’s objective is to be present by 2012 in all metropolitan areas, i.e. roughly 45 cities, then in all mainland departments and three overseas departments by 2015. For less densely populated areas, France Telecom has also said that it is prepared to enter into partnerships with local authorities, first, to speed up the rollout of fiber optics, and second, if the regulatory framework permits, to implement intermediate solutions to increase the bandwidth of the existing network (Fiber to the curb, FTTC). As such, in January 2011 France Telecom and the local authority of the Laval community signed a delegation of public service for a period of 25 years, enabling the rollout of high capacity broadband connections in the 20 municipalities of this urban area of 100,000 inhabitants. Laval will accordingly be the first city in what is not a densely populated area to have full high capacity broadband access, thanks to a public-private partnership.

Modernization of the network in France

In September 2010, France Telecom announced its intention of investing 60 million euros over three years to modernize its network, in order to make ADSL available to more than 99% of French households by 2013. This marked the start of a three-year program for the Group, designed to provide ADSL broadband access to more homes by neutralizing multiplexer equipment. The announcement illustrates two of the strategic thrusts announced in July 2010 during the presentation of the five-year Conquests 2015 action plan: conquering networks and conquering customers, both of which involve improving quality of service. By the time the program has been completed, in late 2013, the modernization will have increased the proportion of lines eligible for broadband connections from 98.6% to 99%, making France a world leader in domestic broadband coverage. In addition, France Telecom already offers alternative satellite solutions, increasing the rate to 100% in mainland France. These investments constitute the first part of the “Quality +” program, dedicated to improving the network as part of the five-year Conquests 2015 action plan.

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Investments in submarine cables

ACE (Africa Coast to Europe) submarine cable construction and maintenance agreement

In June 2010, France Telecom signed the construction and maintenance agreement for the ACE (Africa Coast to Europe) submarine cable, which will connect France to South Africa. This new fiber optic cable, 17,000 kilometers long in its current configuration, will connect 23 countries, either directly for coastal countries or via another connected nation for landlocked countries.The project represents an investment of 689 million US dollars for the ACE consortium, of which 228 million US dollars borne by the Group’s various subsidiaries. It is scheduled to come into service in the first half of 2012 (see Notes 19, 25 and 30 to the consolidated financial statements).

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LION2 (Lower Indian Ocean Network 2) submarine cable construction agreement

In September 2010, France Telecom signed the construction agreement for the LION2 (Lower Indian Ocean Network 2) submarine cable to be laid in the Indian Ocean. This signature came less than a year after the inauguration of the LION (Lower Indian Ocean Network) submarine cable, linking Madagascar to the world via Reunion Island and Mauritius. This allowed France Telecom to embark on the second phase of its expansion plan in the Indian Ocean and the pursuit of its strategy of growing broadband Internet in the region. With a length of approximately 3,000 kilometers, the LION2 fiber optic cable will extend the LION cable to Kenya, via Mayotte. The construction of the LION2 cable will represent an investment of about 60 million euros for the LION2 consortium, of which approximately 36 million euros for the France Telecom Group. It is expected to come into service in the first half of 2012 (see Notes 19, 25 and 30 to the consolidated financial statements).

Commissioning of the IMEWE submarine cable

In December 2010, France Telecom announced the commissioning of the IMEWE (India Middle East Western Europe) submarine cable. With a length of approximately 13,000 kilometers, this fiber optic cable serves eight countries: India, Pakistan, UAE, Saudi Arabia, Egypt, Lebanon, Italy and France. The construction of the IMEWE cable represented an investment of about 480 million US dollars, of which approximately 60 million US dollars for the France Telecom Group. This investment fulfills part of the Group’s strategy of increasing the performance of its networks along this booming geographical axis.

Acquisition of Elettra, a company specializing in submarine cables

In September 2010, France Telecom announced the acquisition of 100% of Elettra, a subsidiary of Telecom Italia specializing in the installation and maintenance of submarine cables for the telecommunications industry. This acquisition will allow the France Telecom Group, which already operates four cable-laying vessels via its FT Marine subsidiary, to acquire two additional vessels, thereby strengthening its position among the leading operators of cable-laying vessels. After the sale of a third vessel to a third party, the Elettra business value was set at 20 million euros. The merger of FT Marine, a wholly owned France Telecom subsidiary, and Elettra, will enable France Telecom to strengthen its services to telecom operators, particularly in Europe, the Mediterranean and around Africa.

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Presentation of the key thrusts of the Orange Business Services five-year strategy

As part of its Conquests 2015 plan, in September 2010 Orange Business Services set out the outlines of its five-year strategy to achieve leadership in communication solutions where telecommunications and IT services converge, with i) the ambition of becoming world leader in communications solutions, ii) priority areas of growth: cloud computing (technology enabling access to IT resources and applications, relying on the Internet and computing capabilities and storage distributed worldwide via nothing more than a Web browser), video, M2M (Machine to Machine) and putting the emerging countries at the heart of the strategy of conquest; and iii), in France, supporting the transformation of telecommunications and computing, and the enrichment of communication services, from large companies down to medium, small and very small businesses.

Orange Business Services has set aggressive targets in four key markets: i) to generate 500 million euros in revenues in cloud computing by 2015 ii) to sell 10 million SIM cards in the M2M (Machine to Machine) market by 2015, iii) to become France’s leading provider of videoconferencing services and one of three world leaders, and iv) to generate 1 billion euros in revenues in emerging markets. Orange Business Services also plans to significantly increase the capacity of its fixed and mobile high capacity broadband networks, and to grow in mobile management services, customer relationship management, the workplace of the future and security services.

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Creation of the Everything Everywhere joint venture in the United Kingdom

Further to the announcements made in September 2009, and after having obtained the necessary authorizations, France Telecom and Deutsche Telekom announced the creation on April 1, 2010 of a joint venture thus finalizing the negotiations undertaken with a view to merging their activities in the United Kingdom. The stake of the two companies in this joint venture has been consolidated since April 1, 2010 using the equity method (see Notes 3, 14, 17, 21, 29 and 32 to the consolidated financial statements).

In May 2010, Orange and T-Mobile unveiled the name, team, vision and plans of their joint venture in the United Kingdom. Named Everything Everywhere, the new company operates two of the most well-known British brands, Orange and T-Mobile. For customers, Orange and T-Mobile continue to exist as separate brands, each with its own stores, campaigns, offers and service centers. However, the two brands are managed by one company, with one team and one shared vision: offering consumers instant access to whatever they want, wherever they are. As of April 1, 2010, Everything Everywhere had 16,522 employees (full-time equivalents) and 713 stores. The company was incorporated on July 1, 2010.

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Agreement between France Telecom and Orascom Telecom on Mobinil in Egypt

In April 2010, France Telecom and Orascom Telecom signed agreements bringing to an end the legal proceedings opposing the two companies on the future of Egyptian company, Mobinil (parent company of ECMS). These agreements came into force on July 13, 2010. The two telecom operators plan to continue their partnership on a renewed basis going forward, within the framework of a revised shareholders’ agreement. In accordance with the terms of the agreements, France Telecom paid 300 million US dollars to Orascom Telecom on July 13, 2010, in consideration for the undertakings and obligations of Orascom Telecom under the agreements, the termination of the original shareholders’ agreement and the execution of the amended and restated shareholders’ agreement. Furthermore, the acquisition by ECMS of the companies LinkDotNet and Link Egypt (Internet service provider on the Egyptian market), pursuant to the agreements, was the object of a transaction signed on July 4, 2010, which came into force on September 2, 2010. France Telecom’s interest in Mobinil and its subsidiaries, previously consolidated using the equity method, has accordingly been fully consolidated since July 13, 2010, when the agreements came into force (see Notes 3, 14, 21 and 30 to the consolidated financial statements).

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Acquisition of 40% of Meditel in Morocco

On December 2, 2010, France Telecom acquired 40% of the capital and voting rights of Medi Telecom, Morocco’s second-largest full-service telecommunications operator. The payment related to this acquisition was 744 million euros, breaking down as 666 million euros for acquisition of shares and 78 million euros for the purchase of 40% of Medi Telecom’s shareholder accounts. The Caisse de Dépôt et de Gestion, FinanceCom and France Telecom have agreed to float Medi Telecom on the Casablanca Stock Exchange in the short to medium term, if market conditions permit.

With three operating licenses for fixed, mobile and 3G telephony, Meditel has been an active force in the telecommunications sector since 1999. Over the years, Meditel has developed internationally recognized expertise and know-how, capitalizing mainly on the quality of its Moroccan human resources and the pertinence of its growth strategy. With 10.8 million mobile customers as of December 31, 2010, Meditel recorded 2010 revenues of 521 million euros and net income of 35 million euros. The partnership will enable France Telecom, thanks to its marketing, sales and technical know-how, to contribute to Meditel’s strategic growth in value-sensitive areas, particularly the “voice” and “data” mobile businesses, content, and in the corporate market.

Since December 31, 2010, France Telecom’s stake in Medi Telecom has been consolidated using the equity method. Its interest is set to rise to 49% on January 1, 2015. France Telecom will then use the full consolidation method for Medi Telecom in its financial statements (see Notes 3, 14 and 30 to the consolidated financial statements).

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Launch of Orange Tunisia mobile, fixed-line and Internet operations

Orange Tunisia, which is 49% owned by France Telecom, launched its mobile, fixed-line and Internet telecoms services in Tunisia in May 2010. Orange Tunisia will invest one billion Tunisian dinars (around 500 million euros) to launch its operations and install the country’s first 3G network. In line with its strategy, the Group will provide the technical expertise and investment necessary to ensure the deployment of a high-quality 2G and 3G+ network, eventually offering nationwide coverage. From its launch, Orange Tunisia will benefit from a distribution network of nine directly-owned stores and 400 retail outlets.

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Plan to create a joint venture between France Telecom and CANAL+ to merge Orange cinema series and TPS Star

France Telecom and CANAL+ announced in January 2011 a strategic partnership plan to bring the Orange cinema series and TPS Star channels together under a single joint venture. The business will be 50-50 owned by the two partners and managed by both on an equal basis. The CANAL+ Group will contribute its production skills, while Orange will provide technological expertise to develop interactive and associated transmedia services. The Orange ciné max and TPS Star channels will merge to create Orange ciné star, a premium channel offering exclusive premier programs, primarily movies and TV series. Orange ciné star will maintain Orange ciné max’s and TPS Star’s production policy, which is based on delivering quality content. The new channel will be distributed through the Orange and CANALSAT networks, and will be available to all operators, an approach that will help achieve financial balance for the joint venture. The Orange and CANAL+ plan will also i) maintain the other four Orange cinema series channels in accordance with their existing production policies, under the same names (Orange ciné happy, Orange ciné choc, Orange ciné novo and Orange ciné géants), distributing them over their respective networks, ii) maintain commitments to promote film production, especially in France, and iii) ensure long-term employment for all Orange production and technical employees involved in the Orange channels. The partnership will be presented to employee representative bodies and submitted for their consultation and for the approval of the relevant authorities.

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Partial arbitration ruling on litigation between DPTG and TP S.A. in Poland

In September 2010, a ruling was issued by an arbitration tribunal in Vienna (Austria) regarding the dispute between the Danish Polish Telecommunications Group (DPTG) and Telekomunikacja Polska S.A. (TP S.A.), a 49.79% owned subsidiary of France Telecom. The total amount owed to DPTG under this ruling, which covers an initial period from February 1994 to June 2004, is 396 million euros, including interest. The second phase of the proceedings will examine the period from July 2004 to January 2009.

As a result of the ruling, TP S.A. increased its provision by 266 million euros in 2010, bringing it to 542 million euros as of December 31, 2010. TP S.A. has decided to oppose execution of the decision, arguing that it would contradict public order. In addition, TP S.A. filed an action requesting the annulment of the ruling before the competent court in Vienna in December 2010 (see Notes 5 and 31 to the consolidated financial statements).

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Payment of dividends

The France Telecom Shareholders’ Meeting held on June 9, 2010 decided the distribution of a dividend of €1.40 per share in respect of 2009. Given the interim dividend of 0.60 euro per share, which was paid on September 2, 2009 for a total of 1,588 million euros, the distribution on June 17, 2010 amounted to 0.80 euro per share, for a total of 2,117 million euros (see Note 20 to the consolidated financial statements).

The Board of Directors decided on July 28, 2010 the distribution to shareholders of an interim dividend of €0.60 per share in respect of 2010. The payment was made on September 2, 2010 and represented 1,589 million euros (see Note 20 to the consolidated financial statements).

9.1.2   Analysis of the Group’s income statement and capital expenditures

This section sets out, for the France Telecom Group, i) an analysis of the transition from revenues to Reported EBITDA, ii) the transition from Reported EBITDA to operating income, iii) the transition from operating income to net income and iv) capital expenditures.

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

9.1.2.1   From Group revenues to Reported EBITDA

(in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues	45,503	46,132	44,845	(1.4)%	1.5%	46,712
External purchases (2)	(19,375)	(19,333)	(18,748)	0.2%	3.3%	(19,511)
Other operating income and operating expenses (2)	(1,959)	(1,718)	(1,643)	14.0%	19.3%	(1,433)
Labor expenses (2)	(9,214)	(9,158)	(9,010)	0.6%	2.3%	(8,468)
Gains (losses) on disposal of assets	62	(1)	(3)	na	na	(27)
Restructuring costs and similar items	(680)	(215)	(213)	216.1%	219.7%	(442)
General Court of the EU ruling of November 30, 2009	-	(964)	(964)	-	-	-
Reported EBITDA	14,337	14,743	14,264	(2.8)%	0.5%	16,831
As a % of revenues	31.5%	32.0%	31.8%			36.0%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix.

1.1.2.1.1   Revenues

Revenues (2) (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
France	23,308	23,630	23,651	(1.4)%	(1.4)%	23,740
Spain	3,821	3,865	3,887	(1.1)%	(1.7)%	4,067
Poland	3,934	4,145	3,831	(5.1)%	2.7%	5,184
Rest of the World	8,248	8,131	7,210	1.4%	14.4%	7,327
Enterprise	7,216	7,579	7,532	(4.8)%	(4.2)%	7,757
International Carriers & Shared Services	1,600	1,529	1,387	4.6%	15.3%	1,348
Eliminations	(2,624)	(2,747)	(2,653)	-	-	(2,711)
GROUP TOTAL	45,503	46,132	44,845	(1.4)%	1.5%	46,712
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Note 4 to the consolidated financial statements.

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Change in revenues

2010 vs. 2009

The France Telecom Group’s revenues totaled 45,503 million euros in 2010, up 1.5% on a historical basis and down 1.4% on a comparable basis year-on-year.

On a historical basis, the 1.5% or 658 million euro increase in Group revenues between 2009 and 2010 was attributable to:

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the positive impact of change in the scope of consolidation and other changes, which amounted to 802 million euros; mainly comprising i) the full consolidation of Mobinil and its subsidiaries since July 13, 2010 in the amount of 721 million euros and, to a lesser extent, ii) the acquisition of KPN Belgium Business (now known as Mobistar Enterprise Services) by Mobistar on March 31, 2010, in the amount of 62 million euros; and

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the positive impact of foreign exchange fluctuations, which amounted to 485 million euros, attributable chiefly to change in the value of the Polish zloty (311 million euros) and the Swiss franc (80 million euros) against the euro;

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partially offset by organic change on a comparable basis, i.e. a 629 million euro decline in revenues.

On a comparable basis, the 1.4% or 629 million euro decline in Group revenues between 2009 and 2010 was attributable in large part to the negative impact of regulatory measures, particularly in France, Spain, Poland and Belgium.

Between 2009 and 2010, change in revenues on a comparable basis in Poland (down 5.1% or 211 million euros) and France (down 1.4% or 322 million euros) was attributable mainly to the impact of cuts to call termination and roaming rates, and the decline in traditional telephone services (with a fall in the number of fixed-line telephony customers), linked in part to progress in full unbundling, “Voice over IP” services and wholesale distribution of telephone subscriptions. However, the decline in revenues in Poland slowed, with revenues, between 2009 and 2010, down 10.2% in the first quarter, 4.7% in the second quarter, 4.0% in the third quarter and 1.2% in the fourth quarter. Likewise, the decline in revenues in France between 2009 and 2010 slowed to 0.8% in the second half, after a fall of 2.0% in the first half.

In Spain, the decline in revenues on a comparable basis between 2009 and 2010 was limited to 1.1% or 44 million euros, despite the adverse impact of regulatory measures. Between 2009 and 2010, revenues in Spain grew by 0.9% in fourth quarter, after declines of 2.8% in the first quarter, 1.8% in the second quarter and 0.8% in the third quarter.

Between 2009 and 2010, revenues on a comparable basis for Enterprise were down 4.8% or 363 million euros. The Enterprise activity is still significantly affected by the downward trend in fixed-line telephony and traditional data services (reduction in the number of telephone lines, fall in the volume of telephone communications and decline in traditional data services), due to the development of the wholesale distribution of telephone subscriptions and “Voice over IP” services, and the ongoing migration of corporate networks to the latest technologies. However, the decline in revenues in Enterprise slowed, with revenues, between 2009 and 2010, down 7.0% in the first quarter, 4.9% in the second quarter, 3.7% in the third quarter and 3.5% in the fourth quarter.

By contrast, revenues for the Rest of the World were up 1.4% or 117 million euros on a comparable basis between 2009 and 2010. The increase was attributable in large part to i) sustained growth in revenues in Africa and the Middle East (up 4.9% or 150 million euros) and, to a lesser extent, ii) growth in Western Europe (up 1.3% or 35 million euros), partially offset by iii) a decline in revenues in Central Europe (down 5.5% or 109 million euros), mainly in Romania and Slovakia. Likewise, revenues for International Carriers & Shared Services were up 4.6% or 71 million euros, driven by growth in both international transit and shared services.

2009 vs. 2008

The France Telecom Group’s revenues totaled 44,845 million euros in 2009, down 4.0% on a historical basis and 2.1% on a comparable basis year-on-year.

On a historical basis, the 4.0% or 1,867 million euro decline in Group revenues between 2008 and 2009 was attributable to:

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the negative impact of foreign exchange fluctuations, which amounted to 845 million euros, resulting primarily from change in the value of the Polish zloty against the euro (973 million euros), partially offset by change in the value of the US dollar (79 million euros) and the Swiss franc against the euro (41 million euros);

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the negative impact of changes in the scope of consolidation and other changes, which amounted to 79 million euros, mainly due to the sale of France Telecom e-Commerce, comprising the disposal of the business assets of the Topachat.com and Clust.com websites on February 27, 2009 and some assets of the Alapage website on September 1, 2009, for 71 million euros; and

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organic change on a comparable basis, i.e. a 943 million euro decline in revenues.

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On a comparable basis, the 943 million euro or 2.1% decline in Group revenues between 2008 and 2009 was largely attributable to the negative impact of regulatory measures, particularly in France, Poland and Spain, and the adverse impact of the economic environment.

Between 2008 and 2009, there was a marked fall in revenues on a comparable basis in Poland (down 8.8% or 371 million euros), mainly due to the impact of cuts to call termination and roaming rates, as well as the decline in traditional telephone services stemming from the migration to mobile telephony. The fall was less marked in Enterprise (down 3.5% or 274 million euros) and in Spain (down 4.4% or 180 million euros). Between 2008 and 2009, revenues in the Rest of the World fell by 2.4% or 179 million euros. This was attributable to a significant decline in revenues in Central Europe (down 12.9% or 294 million euros), mainly in Romania and Slovakia, partially offset by i) robust revenue growth in Africa and the Middle East (up 4.0% or 88 million euros) and ii) growth in Western Europe (up 1.1% or 26 million euros). In a depressed economic environment, these changes were partially offset by i) a 3.2% or 41 million euro increase in revenues for the International Carriers & Shared Services operating segment, driven by growth in international transit services, and, to a lesser extent, ii) resilient business in France, where revenues were broadly unchanged (up 11 million euros), due to the strength of mobile services.

Changes in the number of customers

Since January 1, 2010, interests in jointly controlled entities have been accounted for using the equity method (as opposed to the proportionate consolidation method, used previously). The impact of this change has been recognized retroactively for the 2008 and 2009 financial years in the Group’s consolidated financial statements (see Notes 1 and 2 to the consolidated financial statements).

As such, with effect from January 1, 2010, and retroactively for the 2008 and 2009 financial years, the number of customers of the France Telecom Group is calculated i) in its entirety, for entities consolidated using the full consolidation method, and ii) in proportion to the Group’s stake for entities consolidated using the equity method (see Notes 14 and 35 to the consolidated financial statements).

2010 vs. 2009

On a historical basis, the number of Group customers totaled 209.6 million as of December 31, 2010, and now includes all customers of ECMS and its subsidiaries (LinkDotNet and Link Egypt) in Egypt (vs. 36.36% previously) following the full consolidation of Mobinil and its subsidiaries on July 13, 2010 (see Section 9.1.1.4 Key events in 2010).

On a comparable basis, the number of Group customers increased by 6.0% between December 31, 2009 and December 31, 2010, to 209.6 million as of December 31, 2010, vs. 197.7 million as of December 31, 2009. The number of additional customers between December 31, 2009 and December 31, 2010 accordingly works out to 11.8 million for the Group.

The number of mobile telephony customers increased by 9.1% between December 31, 2009 and December 31, 2010 and stands at 150.4 million customers, i.e. 12.5 million additional customers. The increase in the number of contract customers remained strong, with a 6.6% increase between December 31, 2009 and December 31, 2010. As of December 31, 2010, the number of contract customers was 34.0% of the total number of mobile telephony customers.

The number of fixed-line customers was 45.1 million at December 31, 2010, down 2.2% from December 31, 2009 (i.e. 1.0 million fewer customers).

The number of Internet customers (broadband and narrowband) was 14.1 million at December 31, 2010, up 2.2% compared with December 31, 2009 (i.e. 0.3 million additional customers). The number of ADSL broadband customers (including FTTH, satellite and WiMax access) was up 3.4% at 13.7 million as of December 31, 2010. Multi-service ADSL offers continued to grow, especially in digital TV (ADSL and satellite), where customers totaled 4.1 million as of December 31, 2010, up 28.0% between December 31, 2009 and December 31, 2010. The development of “Voice over IP” services was also significant, with 8.3 million clients as of December 31, 2010, up 10.5% between December 31, 2009 and December 31, 2010. In addition, the number of Liveboxes stood at 9.2 million as of December 31, 2010, an increase of 7.9% between December 31, 2009 and December 31, 2010.

2009 vs. 2008

On both a historical basis and a comparable basis, the number of customers of the France Telecom Group (including Orange in the United Kingdom) totaled 184.8 million as of December 31, 2009, up 5.0% compared with December 31, 2008. The number of additional customers between December 31, 2008 and December 31, 2009 was 8.8 million for the Group.

The number of mobile telephony customers (including Orange in the United Kingdom) increased by 7.9% between December 31, 2008 and December 31, 2009 to 124.6 million, a gain of 9.1 million additional customers. The number of contract customers increased by 6.7% between December 31, 2008 and December 31, 2009, and accounted for 39.3% of the total number of mobile telephony customers as of December 31, 2009.

The number of fixed-line customers (including Orange in the United Kingdom) totaled 46.1 million as of December 31, 2009, down 1.4% compared with December 31, 2008 (or 0.6 million fewer customers).

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The number of Internet customers (broadband and narrowband) was 14.1 million at December 31, 2009, up 2.2% compared with December 31, 2008 (i.e. 0.3 million additional customers). The number of ADSL broadband customers (including FTTH, satellite and WiMax access) grew to a total of 13.5 million as of December 31, 2009, an increase of 4.1% year-on-year. Multi-service ADSL offers continued to grow, especially in digital TV (ADSL and satellite), where customers totaled 3.2 million as of December 31, 2009, an increase of 52.5% year-on-year. The development of “Voice over IP” services was also significant, with 7.6 million customers as of December 31, 2009, up 16.7% year-on-year. In addition, the number of Liveboxes stood at 8.8 million as of December 31, 2009, an increase of 12.3% between December 31, 2008 and December 31, 2009.

9.1.2.1.2   External purchases

EXTERNAL PURCHASES (2) (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Commercial expenses and purchases of content rights	(7,199)	(6,802)	(6,628)	5.8%	8.6%	(6,835)
Service fees and inter-operator costs	(6,046)	(6,271)	(6,033)	(3.6)%	0.2%	(6,395)
Other network expenses and IT expenses	(2,726)	(2,764)	(2,599)	(1.4)%	4.9%	(2,699)
Other external purchases	(3,404)	(3,496)	(3,488)	(2.6)%	(2.4)%	(3,582)
GROUP TOTAL	(19,375)	(19,333)	(18,748)	0.2%	3.3%	(19,511)
As a % of revenues	42.6%	41.9%	41.8%			41.8%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix.

2010 vs. 2009

External purchases (see the Financial glossary appendix) totaled 19,375 million euros in 2010, or 42.6% of revenues. Between 2009 and 2010, the ratio of external purchases to revenues increased by 0.8 points on a historical basis and 0.7 points on a comparable basis.

On a historical basis, the 3.3% or 627 million euro increase in external purchases between 2009 and 2010 was attributable to i) the negative impact of changes in the scope of consolidation and other changes, which amounted to 322 million euros, ii) the negative impact of foreign exchange fluctuations, which amounted to 263 million euros, and iii) organic change on a comparable basis, i.e. an increase of 42 million euros in external purchases.

On a comparable basis, the 0.2% or 42 million euro increase in external purchases between 2009 and 2010 was attributable to:

•

a 5.8% or 397 million euro increase in commercial expenses and purchases of content rights (see the Financial glossary appendix), stemming from i) the increase in commercial expenses, due chiefly to the increase in purchases of handsets and other goods sold, chiefly in France (increase in purchases of high-end mobile handsets and proactive exchange of existing Liveboxes for new-generation models as part of the customer loyalty program), partially offset by ii) a decline in purchases of content rights. The ratio of commercial expenses and purchases of content rights to revenues was up 1.1 points year-on-year (15.8% in 2010, vs. 14.7% in 2009 on a comparable basis);

•

partially offset by:

•

a 3.6% or 225 million euro decline in service fees and inter-operator costs (see the Financial glossary appendix), mainly reflecting cuts to call termination and roaming rates, partially offset by the development of abundance offers in mobile services. The ratio of inter-operator transactions to revenues edged down by 0.3 point on a comparable basis, from 13.6% in 2009 to 13.3% in 2010,

•

a 2.6% or 92 million euro decline in other external purchases (see the Financial glossary appendix). The ratio of other external purchases to revenues edged down by 0.1 point between 2009 and 2010, to 7.5% in 2010, and

•

a 1.4% or 38 million euro decline in other network expenses and IT expenses (see the Financial glossary appendix), due to the concurrent decline in outsourcing fees relating to technical operation and maintenance on the one hand, and IT expenses on the other hand. The ratio of other network expenses and IT expenses to revenues was stable year-on-year, at 6.0% in 2010.

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2009 vs. 2008

External purchases totaled 18,748 million euros in 2009, or 41.8% of revenues. Between 2008 and 2009, the ratio of external purchases to revenues remained stable on a historical basis and increased by 0.2 point on a comparable basis.

On a historical basis, external purchases fell by 3.9% or 763 million euros between 2008 and 2009, due to i) the positive impact of foreign exchange fluctuations, in the amount of 386 million euros, and ii) the impact of changes in the scope of consolidation and other changes, in the amount of 73 million euros, as well as iii) organic change on a comparable basis, i.e. a 304 million euro decline in external purchases.

On a comparable basis, the 1.6% or 304 million euro decline in external purchases between 2008 and 2009 was attributable to:

•

a 3.8% or 235 million euro fall in service fees and inter-operator costs, mainly reflecting the cuts to call termination and roaming rates, partially offset by the development of abundance offers for mobile services. The ratio of service fees and inter-operator costs to revenues fell by 0.2 points, from 13.7% in 2008 to 13.5% in 2009;

•

a 2.3% or 60 million euro fall in other network expenses and IT expenses, thanks mainly to a fall in IT expenses in France. The ratio of other network expenses and IT expenses to revenues remained stable at 5.8% between 2008 and 2009;

•

a 0.2% or 15 million euro decrease in commercial expenses and purchases of content rights. The drop in commercial expenses between 2008 and 2009, linked to the decline in business, which more than offset the increase in purchases of content rights, made in particular for the Orange sport and Orange cinema series TV channels, which began broadcasting in the second half of 2008. The ratio of sales expenses and purchases of content rights to revenues increased by 0.3 points between 2008 and 2009 (14.8% in 2009, vs. 14.5% in 2008);

•

partially offset by a 0.2% or 6 million euro increase in other external purchases. The ratio of other external purchases to revenues increased by 0.2 points between 2008 and 2009, to 7.8% in 2009.

9.1.2.1.3   Other operating income and expenses

2010 vs. 2009

In 2010, other operating expenses (net of other operating income, see the Financial glossary appendix) included an additional provision of 266 million euros to cover the dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Key events in 2010 and Notes 5 and 31 to the consolidated financial statements).

Other operating expenses (net of other operating income) totaled 1,959 million euros in 2010, or 4.3% of revenues. Between 2009 and 2010, they increased by 19.3% on a historical basis and 14.0% on a comparable basis.

On a historical basis, the 19.3% or 316 million euro increase in other operating expenses (net of other operating income) between 2009 and 2010 was attributable to i) the impact of changes in the scope of consolidation and other changes, in the amount of 60 million euros, ii) the negative impact of foreign exchange fluctuations, in the amount of 15 million euros, as well as iii) organic change on a comparable basis, i.e. a 241 million euro increase in other operating expenses (net of other operating income).

On a comparable basis, the 14.0% or 241 million euro increase in other operating expenses (net of other operating income) between 2009 and 2010 was attributable to a 247 million euro increase in other operating expenses, stemming mainly from the recognition in 2010 of an additional provision of 266 million euros to cover the dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Key events in 2010 and Notes 5 and 31 to the consolidated financial statements).

2009 vs. 2008

In 2009, other operating expenses (net of other operating income) totaled 1,643 million euros, or 3.7% of revenues. Between 2008 and 2009, they increased by 14.7% on a historical basis and 18.4% on a comparable basis.

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On a historical basis, the 14.7% or 210 million euro increase in other operating expenses (net of other operating income) between 2008 and 2009 was attributable to i) organic change on a comparable basis, i.e. a 255 million euro increase in other operating expenses (net of other operating income), partially offset by ii) the positive impact of foreign exchange fluctuations, in the amount of 38 million euros, and iii) the positive impact of changes in the scope of consolidation and other changes, in the amount of 7 million euros.

On a comparable basis, the 18.4% or 255 million euro increase in other operating expenses (net of other operating income) between 2008 and 2009 was attributable to the increase in other operating expenses and, to a lesser extent, the decline in other operating income. The increase in operating expenses year-on-year was attributable mainly to i) an increase in taxes, relating mainly to the introduction in France of a tax on services provided by electronic communications operators (an audiovisual tax of 0.9% of taxable revenues), and ii) an increase in other expenses, due in particular to a 63 million euro fine by the French competition authority against Orange Caraïbe (see Note 31 to the consolidated financial statements).

9.1.2.1.4   Labor expenses

Labor expenses (see the Financial glossary appendix and Note 5 to the consolidated financial statements) include:

•

in 2010, an additional provision of 492 million euros to cover the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France, in accordance with the amendment to the agreement on the employment of older personnel signed in December 2010 (see Section 9.1.1.4 Key events in 2010 and Notes 5 and 23 to the consolidated financial statements). In 2010, this additional provision concerned France (401 million euros), International Carriers & Shared Services (74 million euros) and Enterprise (17 million euros);

•

in 2009, a 569 million euro provision covering the implementation of the “Part-Time for Seniors” plan in France following the signing in November 2009 of an agreement concerning the employment of seniors (see Section 9.1.1.4 Key events in 2010 and Notes 5 and 23 to the consolidated financial statements). In 2009, this provision concerned France (461 million euros), International Carriers & Shared Services (80 million euros) and Enterprise (28 million euros).

LABOR EXPENSES (2) (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Wages and employee benefit expenses	(8,875)	(8,809)	(8,676)	0.8%	2.3%	(8,080)
Employee profit-sharing	(325)	(299)	(285)	8.7%	14.1%	(310)
Share-based compensation	(14)	(50)	(49)	(71.8)%	(71.2)%	(78)
GROUP TOTAL	(9,214)	(9,158)	(9,010)	0.6%	2.3%	(8,468)
As a % of revenues	20.2%	19.9%	20.1%			18.1%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix.

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WAGES AND EMPLOYEE BENEFIT EXPENSES

WAGES AND EMPLOYEE-BENEFIT EXPENSES & NUMBER OF EMPLOYEES	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Wages and employee benefit expenses (2) (3)
France Telecom S.A.	(6,049)	(6,017)	(6,017)	0.5%	0.5%	(5,294)
Subsidiaries in France	(560)	(534)	(518)	4.9%	8.1%	(512)
International subsidiaries	(2,266)	(2,258)	(2,141)	0.4%	5.8%	(2,274)
GROUP TOTAL	(8,875)	(8,809)	(8,676)	0.8%	2.3%	(8,080)
As a % of revenues	19.5%	19.1%	19.3%			17.3%
Average number of employees (full-time equivalents) (2)
France Telecom S.A.	89,229	90,492	90,492	(1.4)%	(1.4)%	93,333
Subsidiaries in France	7,540	7,620	7,490	(1.0)%	0.7%	7,577
International subsidiaries	64,623	67,766	65,708	(4.6)%	(1.7)%	67,520
GROUP TOTAL	161,392	165,878	163,690	(2.7)%	(1.4)%	168,430
Number of employees (active employees at end of period) (2)
France Telecom S.A.	94,259	92,570	92,570	1.8%	1.8%	94,359
Subsidiaries in France	7,828	7,806	7,484	0.3%	4.6%	7,778
International subsidiaries	66,607	68,240	64,597	(2.4)%	3.1%	67,555
GROUP TOTAL	168,694	168,616	164,651	0.0%	2.5%	169,692
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix. (3) In millions of euros.

2010 vs. 2009

Between 2009 and 2010, the ratio of wages and employee benefit expenses to revenues increased by 0.2 points on a historical basis and 0.4 points on a comparable basis, reaching 19.5% of revenues in 2010. Excluding charges relative to the implementation of the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France, i.e. 492 million euros in 2010 and 569 million euros in 2009, the ratio of restated wages and employee benefit expenses to revenues reached 18.4% in 2010, an increase of 0.3 points compared with 2009 on a historical basis and 0.6 points on a comparable basis.

Between 2009 and 2010, wages and employee benefit expenses increased by 2.3% on a historical basis and 0.8% on a comparable basis.

On a historical basis, the 2.3% or 199 million euro increase in wages and employee benefit expenses between 2009 and 2010 was attributable to i) the negative impact of foreign exchange fluctuations, in the amount of 87 million euros, ii) the negative impact of changes in the scope of consolidation and other changes, in the amount of 46 million euros, and iii) organic change on a comparable basis, i.e. a 66 million euro increase in wages and employee benefit expenses.

On a comparable basis, the 0.8% or 66 million euro increase in wages and employee benefit expenses between 2009 and 2010 was attributable to:

•

a 1.7% increase in wages and employee benefit expenses (excluding French “Part-Time for Seniors” plan), due to i) a 3.7% increase in the average unit cost, reflecting an increase in wages and, in part, the effects of the implementation of the new social contract in France (see Section 9.1.1.4 Key events in 2010), ii) a 0.7% increase stemming from a structural effect, reflecting the difference between the average cost and the actual cost recorded for Group arrivals and departures, partially offset by iii) a 2.7% reduction from a volume effect, linked to the reduction in the average number of employees (full-time equivalents, see the Financial glossary appendix), i.e. 4,486 fewer employees, primarily in Poland and France;

•

partially offset by a positive difference of 77 million euros between net provisions recognized in 2009 (569 million euros) and 2010 (492 million euros) relative to the implementation of the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France, following the signing of an agreement regarding the employment of seniors in November 2009 and an amendment to this agreement in December 2010, which factors in the consequences of pension reforms in France (see Section 9.1.1.4 Key events in 2010 and Notes 5 and 23 to the consolidated financial statements).

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2009 vs. 2008

Between 2008 and 2009, the ratio of wages and employee benefit expenses to revenues increased by 2.0 points on both a historical and a comparable basis, reaching 19.3% of revenues in 2009. Excluding the 569 million euro expense representing a provision covering the implementation of the “Part-Time for Seniors” plan in France, the ratio of wages and employee benefit expenses to revenues reached 18.1% in 2009, year-on-year increases of 0.8 points on a historical basis and 0.7 points on a comparable basis.

Between 2008 and 2009, wages and employee benefit expenses increased by 7.4% on a historical basis and 9.1% on a comparable basis.

On a historical basis, the 7.4% or 596 million euro increase in wages and employee benefit expenses between 2008 and 2009 was attributable to i) the positive impact of foreign exchange fluctuations in the amount of 129 million euros, ii) the positive impact of change in the scope of consolidation and other changes, i.e. 1 million euros, and, conversely, iii) organic change on a comparable basis, i.e. a 726 million euro increase in wages and employee benefit expenses.

On a comparable basis, the 9.1% or 726 million increase in wages and employee benefit expenses between 2008 and 2009, was attributable to:

•

the recognition in 2009 of a 569 million euro expense representing a provision covering the implementation of the “Part-Time for Seniors” plan in France following the signing of an agreement concerning the employment of seniors in November 2009 (see Section 9.1.1.4 Key events in 2010 and Notes 5 and 23 to the consolidated financial statements); and

•

a 2.0% increase in wages and employee benefit expenses (excluding French “Part-Time for Seniors” plan), attributable to i) a 4.5% increase stemming from change in the average unit cost, relating mainly to increases in wages and incentive payments, ii) a 0.3% increase stemming from a structural effect, reflecting the difference between the average cost and the actual cost recorded for Group arrivals and departures, partially offset by iii) a 2.8% decrease attributable to a volume effect, stemming from the reduction in the average number of employees (full-time equivalents, see the Financial glossary appendix), i.e. 4,635 fewer employees, mainly in France and Poland.

EMPLOYEE PROFIT-SHARING

2010 vs. 2009

In 2010, employee profit-sharing totaled 325 million euros, up 40 million euros on a historical basis (26 million euros on a comparable basis) compared with 2009. The increase stemmed mainly from a rise in the employee profit-sharing expense relating to France Telecom S.A. employees year-on-year.

2009 vs. 2008

In 2009, employee profit-sharing totaled 285 million euros, down 25 million euros on a historical basis (23 million euros on a comparable basis) compared with 2008. The fall stemmed mainly from a reduction in the employee profit-sharing expense for France Telecom S.A. employees year-on-year.

SHARE-BASED COMPENSATION

2010 vs. 2009

In 2010, the expense relating to share-based compensation was 14 million euros, down 35 million euros on a historical basis (36 million euros on a comparable basis) compared with 2009. The decline was attributable to i) the end of free share award plans in France (in April 2009) and in other countries (in December 2009), and, to a lesser extent, ii) the decline in stock option plans (see Notes 5 and 26 to the consolidated financial statements).

2009 vs. 2008

In 2009, the expense relating to share-based compensation was 49 million euros, down 29 million euros on a historical basis (28 million euros on a comparable basis) compared with 2008. The decline was attributable to the concurrent reduction in free share award plans and stock option plans year-on-year (see Notes 5 and 26 to the consolidated financial statements).

9.1.2.1.5   Gains (losses) on disposals of assets

In 2010, gains (losses) on disposal of assets stood at a gain of 62 million euros, compared with a loss of 3 million euros in 2009 on a historical basis, and a loss of 27 million euros in 2008 on a historical basis. In 2010, they are mainly attributable to proceeds from sales of tangible and intangible assets (see Note 6 to the consolidated financial statements).

9.1.2.1.6   Restructuring costs and similar items

In 2010, restructuring costs and similar items included a provision of 547 million euros to cover the restructuring of the Orange sport and Orange cinema series businesses in France. The insufficient contribution of Orange’s TV channels in France has prompted Orange, first, not to compete in the tender of the Professional Football League for rights to broadcast Premiership League matches after June 2012 and, second, to seek a partnership for the Orange TV channels (see Section 9.1.1.4 Key events in 2010). Given this change in strategy and existing commitments with external parties, contracts for the purchase of broadcasting rights and related obligations are now onerous, as defined in IAS 37 (see Notes 7, 24 and 30 to the consolidated financial statements).

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RESTRUCTURING COSTS AND SIMILAR ITEMS (2) (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Public service secondment costs	(4)	(29)	(29)	(86.4)%	(86.4)%	(69)
Early retirement plans in France	(5)	(2)	(2)	181.8%	181.8%	(35)
TV channels publishers’ businesses	(547)	-	-	-	-	-
Sports businesses	(319)	-	-	-	-	-
Cinema businesses	(228)	-	-	-	-	-
Other restructuring costs	(124)	(184)	(182)	(32.6)%	(31.7)%	(338)
France Telecom S.A.	(84)	(122)	(122)	(32.0)%	(32.0)%	(185)
Equant	(15)	(23)	(23)	(33.6)%	(33.6)%	(16)
TP S.A.	(4)	(5)	(5)	(32.4)%	(26.9)%	(49)
FT España	-	(2)	(2)	-	-	(38)
Other	(21)	(32)	(30)	(32.3)%	(27.6)%	(50)
GROUP TOTAL	(680)	(215)	(213)	216.1%	219.7%	(442)
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Notes 7 and 24 to the consolidated financial statements.

9.1.2.1.7   General Court of the European Union ruling of November 30, 2009

In November 2009, the General Court of the European Union rejected the appeal by the French State and France Telecom concerning the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003. In execution of the European Commission’s decision of 2004, and pending the General Court’s ruling, France Telecom placed a total of 964 million euros in an escrow account in 2007 and 2008. In light of the General Court’s ruling, France Telecom recognized this amount as an expense in its financial statements for the year ended December 31, 2009. Pursuant to the escrow agreement, France Telecom transferred in January 2010 the escrow amount to the French government, together with 53 million euros in interest on the escrow amount, not recognized on the income statement as of November 30, 2009, i.e. a total of 1,017 million euros, without however impacting the Group’s net debt in 2009. The transfer of the escrow amount in January 2010 affected organic cash flow in 2010 in the amount of 964 million euros (see Section 9.1.4.1 Liquidity and cash flows and Notes 17, 25, 29 and 31 to the consolidated financial statements).

9.1.2.1.8   Reported EBITDA

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profits (losses) of associates (Reported EBITDA) is a financial aggregate not defined by IFRS. For further information on the calculation of Reported EBITDA and the reasons why the France Telecom Group uses this aggregate, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

Reported EBITDA (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
France	8,813	9,306	9,268	(5.3)%	(4.9)%	9,862
Spain	765	730	729	4.7%	4.9%	614
Poland	1,180	1,582	1,462	(25.5)%	(19.3)%	2,146
Rest of the World	2,941	3,114	2,733	(5.6)%	7.6%	2,985
Enterprise	1,299	1,381	1,499	(5.9)%	(13.3)%	1,505
International Carriers & Shared Services	(661)	(1,370)	(1,427)	(51.8)%	(53.7)%	(281)
GROUP TOTAL	14,337	14,743	14,264	(2.8)%	0.5%	16,831
As a % of revenues	31.5%	32.0%	31.8%			36.0%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

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The France Telecom Group’s Reported EBITDA includes:

•

in 2010, in the amount of 1,305 million euros:

•

a provision of 547 million euros covering the restructuring of the Orange sport and Orange cinema series businesses in France (see Section 9.1.2.1.6 Restructuring costs and similar items and Notes 7, 24 and 30 to the consolidated financial statements);

•

an additional provision of 492 million euros covering the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France in accordance with the amendment to the agreement on the employment of seniors signed in December 2010 (see Section 9.1.1.4 Key events in 2010 and Notes 5 and 23 to the consolidated financial statements); and

•

an additional provision of 266 million euros covering the dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Key events in 2010 and Notes 5 and 31 to the consolidated financial statements);

•

in 2009, in the amount of 1,533 million euros:

•

an expense of 964 million euros relative to the ruling handed down by the General Court of the European Union concerning the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.2.1.7 General Court of the European Union’s ruling of November 30, 2009 and Notes 17, 25, 29 and 31 to the consolidated financial statements); and

•

a provision of 569 million euros covering the implementation of the “Part-Time for Seniors” plan in France following the signing in November 2009 of an agreement regarding the employment of seniors (see Section 9.1.1.4 Key events in 2010 and Notes 5 and 23 to the consolidated financial statements).

To ensure the comparability of the operating performance, these items are restated in the following table.

Restated EBITDA (in millions of euros)		Financial years ended December 31st
		2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Reported EBITDA	(a)	14,337	14,743	14,264	(2.8)%	0.5%	16,831
As a % of revenues		31.5%	32.0%	31.8%			36.0%
Provision for the restructuring of the Orange sport and Orange cinema series businesses		(547)	-	-	-	-	-
Provision covering the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France		(492)	(569)	(569)	(13.5)%	(13.5)%	-
Additional provision covering the dispute between DPTG and TP S.A. in Poland		(266)	-	-	-	-	-
General Court of the EU ruling of November 30, 2009		-	(964)	(964)	-	-	-
Total restated items	(b)	(1,305)	(1,533)	(1,533)	(14.9)%	(14.9)%	-
Restated EBITDA	(a-b)	15,642	16,275	15,797	(3.9)%	(1.0)%	16,831
As a % of revenues		34.4%	35.3%	35.2%			36.0%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

2010 vs. 2009

In 2010, the Reported EBITDA by the France Telecom Group totaled 14,337 million euros, up 0.5% on a historical basis and down 2.8% on a comparable basis compared with 2009. The ratio of Reported EBITDA to revenues was 31.5% in 2010, down 0.3 points compared with 2009 on a historical basis and 0.5 points on a comparable basis. After factoring in restated items in 2009 and 2010, the ratio of restated EBITDA (see Restated EBITDA above) to revenues was 34.4% in 2010, down 0.9 points compared with 2009, on both a historical and a comparable basis.

On a historical basis, the 0.5% or 73 million euro increase in Group Reported EBITDA between 2009 and 2010, includes:

•

the positive impact of change in the scope of consolidation and other changes, which amounted to 360 million euros and mainly represented the full consolidation of Mobinil and its subsidiaries on July 13, 2010 in the amount of 329 million euros;

•

the positive impact of foreign exchange fluctuations, which amounted to 119 million euros, mainly due to change in the value of the Polish zloty against the euro (116 million euros);

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•

in large part offset by organic change on a comparable basis, i.e. a 406 million euro decline in Reported EBITDA.

On a comparable basis, Group Reported EBITDA was down 2.8% or 406 million euros between 2009 and 2010. After taking into account restated items in 2009 and 2010, restated EBITDA (see Restated EBITDA above) was down 3.9% or 633 million euros between 2009 and 2010, due to:

•

a 1.4% or 629 million euro decline in revenues, attributable mainly to the fall in Enterprise revenues, and slower business in Poland and France, in both cases stemming from the negative impact of regulatory measures;

•

a 1.7% or 133 million euro increase in labor expenses, attributable mainly to wage increases and in part to the implementation of the new social contract in France (see Section 9.1.1.4 Key events in 2010); and

•

by a 0.2% or 42 million euro increase in external purchases, stemming from an increase in sales expenses, in large part offset by i) a reduction in service fees and inter-operator costs, thanks mainly to cuts to call termination and roaming rates, ii) a decline in other external purchases, iii) a reduction in other network expenses and IT expenses and, to a lesser extent, iv) a decline in purchases of content rights.

The negative items were offset by i) a 82 million euro reduction in restructuring costs and similar items, ii) a 63 million euro improvement in gains (losses) on disposal of assets and, to a lesser extent, iii) a 1.4% or 25 million euro reduction in other operating expenses (net of other operating income).

2009 vs. 2008

The Reported EBITDA by the France Telecom Group was 14,264 million euros in 2009, down 15.2% on a historical basis and 13.9% on a comparable basis compared with 2008. The ratio of Reported EBITDA to revenues was 31.8% in 2009, down 4.2 points compared with 2008 on a historical basis, and 4.4 points on a comparable basis. After taking into account restated items in 2009, the ratio of restated EBITDA (see Restated EBITDA above) to revenues was 35.2% in 2009, down 0.8 points compared with 2008 on a historical basis and 1.0 point on a comparable basis.

On a historical basis, the 15.2% or 2,567 million euro decline in Group Reported EBITDA between 2008 and 2009, was attributable to:

•

i) the negative impact of foreign exchange fluctuations in the amount of 283 million euros, stemming from change in the value of the Polish zloty against the euro (398 million euros), partially offset by other currencies (US dollar, pound sterling, etc.) against the euro, partially offset by ii) the positive impact of change in the scope of consolidation and other changes, which totaled 22 million euros year-on-year; and

•

by organic change on a comparable basis, i.e. a 2,306 million euro decline in Reported EBITDA.

On a comparable basis, the 13.9% or 2,306 million euro decline in Group Reported EBITDA between 2008 and 2009, was attributable chiefly to:

•

the recognition of a 964 million euro expense relative to the ruling by the General Court of the European Union concerning the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.2.1.7 General Court of the European Union’s ruling of November 30, 2009 and Notes 17, 25, 29 and 31 to the consolidated financial statements;

•

a 2.1% or 943 million euro decline in revenues, mainly due to slower business in Poland and Spain, stemming in large part from the negative impact of regulatory measures, and a decline in Enterprise revenues;

•

an 8.1% or 673 million euro increase in labor expenses mainly due to the recognition in 2009 of a provision of 569 million euros covering the “Part-Time for Seniors” plan in France following the signing in November 2009 of an agreement concerning the employment of seniors (see Section 9.1.1.4 Key events in 2010 and Notes 5 and 23 to the consolidated financial statements); and

•

an 18.4% or 255 million euro increase in other operating expenses (net of other operating income) relating mainly to i) the introduction in France of a tax on services provided by electronic communications operators (an audiovisual tax of 0.9% of taxable revenues) and ii) a 63 million euro fine against Orange Caraïbe (see Note 31 to the consolidated financial statements).

These unfavorable elements were partly offset by:

•

a 3.8% or 235 million euro decline in service fees and inter-operator costs, mainly reflecting cuts to call termination and roaming rates; and

•

a 198 million euro reduction to restructuring costs and similar items.

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9.1.2.2   From Group Reported EBITDA to operating income

(in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Reported EBITDA	14,337	14,743	14,264	(2.8)%	0.5%	16,831
Depreciation and amortization	(6,461)	(6,465)	(6,234)	(0.1)%	3.6%	(6,704)
Remeasurement resulting from business combinations	336	-	-	-	-	-
Impairment of goodwill	(509)	(483)	(449)	5.4%	13.4%	(270)
Impairment of fixed assets	(127)	(76)	(69)	66.8%	83.8%	(9)
Share of profits (losses) of associates	(14)	96	138	na	na	(94)
Operating income	7,562	7,815	7,650	(3.2)%	(1.2)%	9,754
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

DEPRECIATION AND AMORTIZATION

DEPRECIATION AND AMORTIZATION (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
France	(2,249)	(2,189)	(2,191)	2.7%	2.6%	(2,384)
Spain	(979)	(1,001)	(1,001)	(2.3)%	(2.3)%	(1,102)
Poland	(948)	(1,037)	(959)	(8.7)%	(1.1)%	(1,234)
Rest of the World	(1,293)	(1,210)	(1,063)	6.8%	21.5%	(1,059)
Enterprise	(341)	(364)	(357)	(6.3)%	(4.3)%	(362)
International Carriers & Shared Services	(651)	(664)	(663)	(1.5)%	(1.4)%	(563)
GROUP TOTAL	(6,461)	(6,465)	(6,234)	(0.1)%	3.6%	(6,704)
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

2010 vs. 2009

In 2010, depreciation and amortization totaled 6,461 million euros, up 3.6% on a historical basis and down 0.1% on a comparable basis year-on-year.

On a historical basis, the 3.6% or 227 million euro increase in depreciation and amortization between 2009 and 2010 was attributable to i) the negative impact of changes in the scope of consolidation and other changes, which totaled 127 million euros, ii) the negative impact of foreign exchange fluctuations, which totaled 105 million euros, and, conversely, iii) organic change on a comparable basis, i.e. a 4 million euro reduction in depreciation and amortization.

On a comparable basis, the 4 million euro reduction in depreciation and amortization between 2009 and 2010, i.e. a slight decline of 0.1%, was attributable in large part to:

•

i) the end of amortization, the effect of disinvestment and the obsolescence of certain fixed assets related to fixed-line and mobile telephony businesses in France and Poland, as well as in Spain to a lesser extent, and ii) the reduction in the amortization of the customer bases, mainly in Spain and the Rest of the World;

•

partially offset by i) the effect of the commissioning of new fixed assets in France and, to a lesser extent, the Rest of the World, ii) the accelerated amortization of certain fixed assets, primarily in France and Spain, and iii) the amortization of new telecommunications licenses.

2009 vs. 2008

In 2009, depreciation and amortization totaled 6,234 million euros, down 7.0% on a historical basis and 3.8% on a comparable basis compared with 2008.

On a historical basis, the 7.0% or 470 million euro reduction in depreciation and amortization between 2008 and 2009 was attributable to i) the positive impact of foreign exchange fluctuations, in the amount of 220 million euros, ii) the positive impact of change in the scope of consolidation and other changes, in the amount of 2 million euros, and iii) organic change on a comparable basis, i.e. a 248 million euro increase in depreciation and amortization.

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On a comparable basis, the 3.8% or 248 million euro reduction in depreciation and amortization between 2008 and 2009 was attributable mainly to:

•

the end of depreciation of some fixed assets related to fixed-line and mobile telephony in France between 2008 and 2009;

•

a reduction in depreciation and amortization in Spain, due to i) the reduction in the amortization of the customer bases, and ii) the recognition of accelerated amortization of certain fixed assets in 2008;

•

partially offset by the growing depreciation of recent investments in the field of innovation (particularly with respect to customer service platforms relating to recent “Voice over IP” and TV technologies) in International Carriers & Shared Services.

REMEASUREMENT RESULTING FROM BUSINESS COMBINATIONS

Following the application since January 1, 2010 of IAS 27 as amended, step-acquisitions and changes in ownership leading to loss of control require previously held interests to be remeasured to fair value, and the difference to be recognized in operating income (see Notes 1 and 2 to the consolidated financial statements).

In 2010, the acquisition of the control of Mobinil (parent company of ECMS) led to a 336 million euro revaluation gain on the historic interest, on the basis of the share price as of July 13, 2010 (see Section 9.1.1.4 Key events in 2010 and Note 3 to the consolidated financial statements).

IMPAIRMENT OF GOODWILL

IMPAIRMENT OF GOODWILL (2) (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Egypt	(471)	-	-	-	-	-
Poland	-	(433)	(400)	-	-	-
Spain	-	-	-	-	-	(140)
Ivory Coast	-	-	-	-	-	(42)
Other	(38)	(50)	(49)	(24.6)%	(22.8)%	(88)
GROUP TOTAL	(509)	(483)	(449)	5.4%	13.4%	(270)
(1) Unaudited data. See Section 9.1.5.1 Transition from data on n historical basis to data on a comparable basis. (2) See Note 8 to the consolidated financial statements.

In 2010, the impairment of 471 million euros in Egypt reflected mainly the impact on future cash flows of the anticipated continuation of the trend towards falling prices noted during the second half. Of this impairment, 171 million euros were attributable to the shareholders of France Telecom S.A. and 300 million euros to the shareholders of Mobinil/ECMS.

On a historical basis, the impairment of 400 million euros in Poland in 2009 reflected the impact on anticipated cash flows of regulatory constraints and heightened competition in proportion to France Telecom’s ownership of TP Group.

On a historical basis, the impairment of 140 million euros on fixed-line telephony in Spain in 2008 reflected a significant reduction in the market value of revenues per broadband user seen in comparable transactions.

IMPAIRMENT OF FIXED ASSETS

On a historical basis, the impairment of fixed assets amounted to 127 million euros in 2010, compared with 69 million euros in 2009 and 9 million euros in 2008. In 2010, the impairment of fixed assets concerned some subsidiaries operating in East Africa (see Note 8 to the consolidated financial statements).

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SHARE OF PROFITS (LOSSES) OF ASSOCIATES

SHARE OF PROFITS (LOSSES) OF ASSOCIATES (2) (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Everything Everywhere (3)	(49)	-	-	-	-	-
Orange Tunisia (3)	(35)	(2)	(1)	ns	ns	-
Mobinil and its subsidiaries (3) (4)	34	44	90	(22.7)%	(61.9)%	82
Mauritius Telecom and its subsidiaries	17	14	13	19.2%	30.0%	19
Getesa	11	7	7	48.3%	48.3%	9
Sonaecom (5)	8	50	50	(84.7)%	(84.7)%	(194)
Compagnie Européenne de Téléphonie (CET) (company owning Photo Station and Photo Service)	(3)	(23)	(23)	(87.6)%	(87.6)%	(14)
Other	3	6	2	(50.0)%	50.0%	4
GROUP TOTAL	(14)	96	138	na	na	(94)

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  See Note 14 to the consolidated financial statements.

(3)  See Section 9.1.1.4 Key events in 2010.

(4)  In 2010, the share of the earnings of Mobinil (parent company of ECMS) and its subsidiaries until July 13, 2010, when control was obtained (see Note 3 to the consolidated financial statements).

(5)  In 2009, reversal of the impairment of shares in Sonaecom, a Portuguese mobile telephony operator 20.0% owned by France Telecom, in the amount of 46 million euros.
In 2008, impairment of Sonaecom shares in the amount of 199 million euros.

OPERATING INCOME

2010 vs. 2009

In 2010, the operating income of the France Telecom Group totaled 7,562 million euros, down 1.2% on a historical basis and 3.2% on a comparable basis compared with 2009.

On a historical basis, the 1.2% or 88 million euro decline in the Group’s operating income between 2009 and 2010 was attributable to i) the positive impact of change in the scope of consolidation and other changes, which amounted to 183 million euros and mainly comprised the full consolidation of Mobinil and its subsidiaries on July 13, 2010 in the amount of 166 million euros, partially offset by ii) the negative impact of foreign exchange fluctuations in the amount of 18 million euros, and iii) organic change on a comparable basis, i.e. a 253 million euro reduction in operating income.

On a comparable basis, the 3.2% or 253 million euro decline in the Group’s operating income between 2009 and 2010 was attributable mainly to i) the 406 million euro decline in Reported EBITDA, ii) the 110 million euro decline in the share of profits (losses) of associates, iii) the 77 million euro increase in impairment losses, partially offset by iv) a 336 million euro revaluation gain on the previously held interest in Mobinil (parent company of ECMS) following its takeover on July 13, 2010 (see Section 9.1.1.4 Key events in 2010 and Note 3 to the consolidated financial statements).

2009 vs. 2008

In 2009, the operating income of the France Telecom Group totaled 7,650 million euros, down 21.6% on a historical basis and 21.2% on a comparable basis compared with 2008.

On a historical basis, the 21.6% or 2,104 million euro decline in the Group’s operating income between 2008 and 2009 was attributable to i) the negative impact of foreign exchange fluctuations, in the amount of 65 million euros, partially offset by ii) the positive impact of changes in the scope of consolidation and other changes, in the amount of 23 million euros, and iii) organic change on a comparable basis, i.e. a 2,062 million euro decline in operating income.

On a comparable basis, the 21.6% or 2,062 million euro decline in the Group’s operating income between 2008 and 2009 was attributable to the decline in Reported EBITDA (2,306 million euros) and, to a lesser extent, the increase in impairment losses (236 million euros), partially offset by the decline in depreciation and amortization (248 million euros) and the increase in the share of profits (losses) of associates (232 million euros).

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9.1.2.3   From Group operating income to net income

(in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Operating income	7,562	7,650	9,754
Cost of gross financial debt	(2,117)	(2,232)	(3,018)
Income and expense on net debt assets	120	129	263
Foreign exchange gains (losses)	56	(42)	(51)
Other financial income and expenses	(59)	(61)	(78)
Finance costs, net	(2,000)	(2,206)	(2,884)
Income tax	(1,755)	(2,242)	(2,856)
Consolidated net income of continuing operations	3,807	3,202	4,014
Consolidated net income of discontinued operations (1)	1,070	200	404
Consolidated net income after tax	4,877	3,402	4,418
Net income attributable to owners of the parent	4,880	3,018	4,073
Net income attributable to non-controlling interests	(3)	384	345
(1) Corresponds to Orange’s net income and expenses in the United Kingdom up to April 1, 2010, the disposal date (see Note 3 to the consolidated financial statements).

9.1.2.3.1   Finance costs, net

France Telecom’s policy is not to use derivatives for speculative purposes. For further information about the risks relating to the financial markets, see Section 4.3 Financial risks.

Change in the France Telecom Group’s net financial debt (see the Financial glossary appendix) is set out in Section 9.1.4.3 Financial debt and financial resources.

2010 vs. 2009

Net finance costs (see Note 9 to the consolidated financial statements) were 2,000 million euros in 2010, compared with an expense of 2,206 million euros in 2009, or a gain of 206 million euros. This improvement stemmed from a significant reduction of 115 million euros in the cost of gross financial debt and a 98 million euro improvement in foreign exchange gains (losses).

2009 vs. 2008

Net finance costs were 2,206 million euros in 2009, compared with an expense of 2,884 million euros in 2008, or a gain of 678 million euros. The improvement was attributable mainly to:

•

a significant reduction in the cost of gross financial debt, with a positive impact of 786 million euros due to change in the fair value of the price guarantee given to minority shareholders of FT España, recognized in 2008 in the amount of 381 million euros (termination of the price guarantee in 2009, see Notes 3, 9 and 22 to the consolidated financial statements);

•

partially offset by the decline in income and expense on net debt assets, i.e. a reduction of 134 million euros year-on-year.

COST OF GROSS FINANCIAL DEBT

COST OF GROSS FINANCIAL DEBT (in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Cost of gross financial debt	(2,117)	(2,232)	(3,018)
Average weighted cost of gross financial debt (1)	5.69%	5.80%	6.64%

(1)  The average weighted cost of gross financial debt is calculated by dividing i) the cost of gross financial debt, adjusted for change in the fair value of commitments to buy out non-controlling interests, by ii) the average outstanding of gross financial debt over the period, adjusted for the amounts not giving rise to interest payments
(such as liabilities related to commitments to buy out non-controlling interests and accrued interest).

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2010 vs. 2009

(in millions of euros)	Financial years ended December 31st
Cost of gross financial debt in 2009	(2,232)
Impact of the reduction in average gross financial debt outstanding	101
Impact of the reduction in the weighted average cost of gross financial debt	42
Change in the fair value of commitments to buy out non-controlling interests	(28)
Cost of gross financial debt in 2010	(2,117)

2009 vs. 2008

(in millions of euros)	Financial years ended December 31st
Cost of gross financial debt in 2008	(3,018)
Change in the fair value of the price guarantee given to minority shareholders of FT España in 2008 (extinction of the price guarantee in 2009) (1)	381
Impact linked to the reduction in the weighted average cost of gross financial debt	330
Impact linked to the reduction in average gross financial debt outstanding	68
Change in the fair value of commitments to buy out non-controlling interests	7
Cost of gross financial debt in 2009	(2,232)
(1) See Notes 3, 9 and 22 to the consolidated financial statements.

INCOME AND EXPENSE ON NET DEBT ASSETS

Income and expense on net debt assets mainly comprised short-term investment income, chiefly for France Telecom S.A. and TP Group. Income and expense on net debt assets represented income of 120 million euros in 2010, compared with income of 129 million euros in 2009 and 263 million euros in 2008.

FOREIGN EXCHANGE GAINS (LOSSES)

Foreign exchange gains (losses) resulted in a gain of 56 million euros in 2010, compared with a loss of 42 million euros in 2009 and a loss of 51 million euros in 2008. In 2010, the foreign exchange gain of 56 million euros was attributable mainly to an unrealized foreign exchange gain of 71 million euros relative to the reassessment of the commitment to acquire non-controlling interests in Egypt (see Note 9 to the consolidated financial statements).

OTHER FINANCIAL INCOME AND EXPENSE

Other financial income and expense mainly comprised expenses relating to discounting expense, which is essentially determined by early retirement plans and other long-term employee commitments in favor of personnel (see Note 9 to the consolidated financial statements). Other financial income and expense represented an expense of 59 million euros in 2010, compared with an expense of 61 million euros in 2009 and an expense of 78 million euros in 2008.

9.1.2.3.2   Income tax

INCOME TAX (1) (in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Current taxes	(2,515)	(592)	(766)
Deferred taxes	760	(1,650)	(2,090)
GROUP TOTAL	(1,755)	(2,242)	(2,856)
(1) See Note 10 to the consolidated financial statements.

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2010 vs. 2009

Income tax expense (see Note 10 to the consolidated financial statements) was 1,755 million euros in 2010, down 487 million euros compared with 2009 (2,242 million euros). The reduction between 2009 and 2010 was attributable mainly to:

•

a 928 million euro decline in the tax expense for the France tax group, with, in 2010:

•

the recognition of a current income tax expense of 1,901 million euros, carrying the total amount of the tax liability with respect to the tax audits relating to the financial years 2000 to 2005 to an amount of 1,946 million euros. This liability reflects the amount of income tax for which the French Tax Administration is expected to issue a collection notice in 2011, based on the exchanges of correspondence and meetings that were held during the second half of 2010. The amount of the mentioned liability includes accrued interests that are assessed to an amount of 210 million euros; and

•

the recognition, as deferred taxes, of income from the recognition of tax-loss carryforwards (for a tax amount of 2,518 million euros) arising from a reorganization carried out within the Group and from confirmation of the availability of tax-loss carryforwards;

•

partially offset by a 440 million euro increase in the tax expense for other subsidiaries (those lying outside the France, Spain and TP Group tax groups), mainly due to an impairment loss, in the amount of 396 million euros, on a deferred tax asset carried by a non-operating company, where the conditions for recognizing tax assets had not been met as of December 31, 2010.

2009 vs. 2008

Income tax expense was 2,242 million euros in 2009, down 614 million euros compared with 2008 (2,856 million euros). The reduction was attributable mainly to i) the decline in the deferred taxes expense for the Spain (620 million euros) and France (271 million euros) tax groups, partially offset by ii) a 347 million euro year-on-year reduction in deferred taxes for other subsidiaries (those lying outside the France, Spain and TP Group tax groups).

9.1.2.3.3   Consolidated net income after tax of continuing operations

2010 vs. 2009

The consolidated net income after tax of continuing operations totaled 3,807 million euros in 2010, compared with 3,202 million euros in 2009, up 605 million euros. The increase was attributable to the decline in income tax expense (487 million euros) and the improvement in net financial income and expense (206 million euros), partially offset by the decline in operating income (88 million euros) year-on-year.

2009 vs. 2008

The consolidated net income after tax of continuing operations totaled 3,202 million euros in 2009, compared with 4,014 million euros in 2008, down 812 million euros. The reduction was attributable to the decline in operating income (2,104 million euros), partially offset by the improvement in net financial income and expense (678 million euros) and the decline in income tax expense (614 million euros) year-on-year.

9.1.2.3.4   Consolidated net income after tax of discontinued operations

Owing to the creation of the Everything Everywhere joint venture between Orange and T-Mobile in the United Kingdom on April 1, 2010, the Group’s operation in the United Kingdom is considered, up to April 1, 2010, to be an operation held for sale. As a consequence, Orange’s net operating income and expenses in the United Kingdom are recognized, up to April 1, 2010, in the consolidated net income of discontinued operations (see Section 9.1.1.4 Key events in 2010, Segment Information of the consolidated financial statements and Note 3 to the consolidated financial statements).

2010 vs. 2009

The consolidated net income of discontinued operations was 1,070 million euros in 2010, compared with 200 million euros in 2009, up 870 million euros. The increase was attributable mainly to the recognition in 2010, in the consolidated net income of discontinued operations, of gains on disposal of assets of 960 million euros, mainly comprising gains on disposal of Orange entities in the United Kingdom on April 1, 2010, in the amount of 1,026 million euros.

2009 vs. 2008

The consolidated net income of discontinued operations was 200 million euros in 2009, compared with 404 million euros in 2008, down 204 million euros. The decline was attributable to the increase in income tax expense and, to a lesser extent, the decline in operating income, partially offset by the increase in net finance costs.

9.1.2.3.5   Consolidated net income after tax

2010 vs. 2009

The consolidated net income after tax of the France Telecom Group totaled 4,877 million euros in 2010, compared with 3,402 million euros in 2009, up 1,475 million euros. The improvement in the consolidated net income after tax between 2009 and 2010 was attributable to the 870 million euro increase in the consolidated net income of discontinued operations, and the 605 million euro increase in the consolidated net income after tax of continuing operations.

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The net income attributable to non-controlling interests was a negative 3 million euros in 2010, compared with a positive 384 million euros in 2009 (see Note 20 to the consolidated financial statements). Between 2009 and 2010, the 387 million euros decline stemmed mainly from i) Mobinil and its subsidiaries in Egypt for 275 million euros, mainly due to the impairment of goodwill recognized in 2010, 300 million euros of which was attributable to the shareholders of Mobinil/ECMS (see Note 8 to the consolidated financial statements), and ii) TP Group in Poland, in the amount of 139 million euros.

After taking into account the net income attributable to non-controlling interests, the net income attributable to owners of the parent increased from 3,018 million euros in 2009 to 4,880 million euros in 2010, up 1,862 million euros.

2009 vs. 2008

The consolidated net income after tax of the France Telecom Group was 3,402 million euros in 2009, compared with 4,418 million euros in 2008, down 1,016 million euros. The decline in the consolidated net income after tax of continuing operations (812 million euros) and, to a lesser extent, the fall in the consolidated net income of discontinued operations (204 million euros) explain the decrease of the consolidated net income after tax between 2008 and 2009.

After taking into account net income attributable to non-controlling interests (384 million euros in 2009, compared with 345 million euros in 2008), the net income attributable to the owners of the parent fell from 4,073 million euros in 2008 to 3,018 million euros in 2009, down 1,055 million euros.

9.1.2.4   From net income to comprehensive income

(in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Consolidated net income after tax	4,877	3,402	4,418
Actuarial gains and losses on post-employment benefits	(117)	(64)	(42)
Assets available for sales	(16)	32	(54)
Cash flow hedges	106	(173)	405
Net investment hedges	(80)	-	(26)
Exchange differences on translating foreign operations	619	(266)	(179)
Income tax relating to components of other comprehensive income	62	76	(138)
Share of other comprehensive income in associates	30	-	(2)
Other comprehensive income of continuing operations	604	(395)	(36)
Cash flow hedges	-	(54)	54
Exchange differences on translating foreign operations	1,093	441	(1,848)
Other comprehensive income of discontinued operations	1,093	387	(1,794)
Consolidated other comprehensive income	1,697	(8)	(1,830)
Total comprehensive income	6,574	3,394	2,588
Total comprehensive income attributable to owners of the parent	6,522	3,011	2,462
Total comprehensive income attributable to non-controlling interests	52	383	126

The transition from consolidated net income after tax to consolidated comprehensive income factors in items that, prior to the change ushered in by IAS 1 “Presentation of financial statements,” which came into force in 2009, were recognized in changes in retained earnings.

The principal factor incorporated in this transition is the change in exchange differences on translating foreign operations. This reflects changes in exchange rates between the opening and closing dates on the net assets of subsidiaries consolidated in foreign currencies.

In addition, since the changes in accounting alternative occurring in 2010 (see Note 1.5 to the consolidated financial statements), it has also included the impact of changes in actuarial assumptions relating to pension commitments.

9.1.2.5   Group capital expenditures

Capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not defined by IFRS. For further information on the calculation of CAPEX and the reasons why the France Telecom Group uses this aggregate, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

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CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS (2) (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Capital expenditures on tangible and intangible assets of continuing operations	6,187	5,538	5,260	11.7%	17.6%	6,350
CAPEX	5,522	5,316	5,041	3.9%	9.5%	6,132
Telecommunication licenses	512	60	58	ns	ns	72
Investments financed through finance leases	153	162	161	(5.2)%	(4.8)%	146
Capital expenditures on tangible and intangible assets of discontinued operations (3)	72	79	364	(9.1)%	(80.2)%	480
CAPEX	68	77	355	(12.1)%	(80.8)%	453
Telecommunication licenses	-	-	-	-	-	-
Investments financed through finance leases	4	2	9	120.9%	(56.4)%	27

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  See Segment information of the consolidated financial statements.

(3)  Sale of Orange UK on April 1, 2010 (see start of Section 9.1 Analysis of the Group’s financial position and earnings, Segment information of the consolidated financial statements and Note 3 to the consolidated financial statements).

Financial investments (see the Financial glossary appendix) are described, i) for acquisitions of shares (net of cash acquired) in Section 9.1.4.1.3 Net cash used in financing activities and, ii) for change in the value of non-controlling interests in subsidiaries, in Section 9.1.4.1.4 Net cash used in financing activities.

9.1.2.5.1   Capital expenditures

CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS EXCLUDING LICENSES

CAPEX of continuing operations (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
France	2,568	2,160	2,160	18.9%	18.9%	2,302
Spain	397	440	440	(9.7)%	(9.7)%	569
Poland	679	542	500	25.3%	35.6%	736
Rest of the World	1,248	1,369	1,143	(8.8)%	9.2%	1,303
Enterprise	318	299	298	6.2%	6.7%	354
International Carriers & Shared Services	312	506	500	(38.4)%	(37.6)%	868
GROUP TOTAL	5,522	5,316	5,041	3.9%	9.5%	6,132
As a % of revenues	12.1%	11.5%	11.2%			13.1%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

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2010 vs. 2009

In 2010, capital expenditures on tangible and intangible assets excluding licenses of continuing operations of the France Telecom Group totaled 5,522 million euros, up 9.5% on a historical basis and 3.9% on a comparable basis compared with 2009. The ratio of capital expenditures on tangible and intangible assets excluding licenses of continuing operations to revenues was 12.1% in 2010, up 0.9 points on a historical basis and 0.6 points on a comparable basis compared with 2009.

On a historical basis, the 9.5% or 481 million euro increase in capital expenditures on tangible and intangible assets excluding licenses of continuing operations of the Group between 2009 and 2010 was attributable to i) the positive impact of change in the scope of consolidation and other changes, which amounted to 222 million euros and mainly comprised the full consolidation of Mobinil and its subsidiaries on July 13, 2010, in the amount of 205 million euros, ii) the positive impact of foreign exchange fluctuations, in the amount of 53 million euros, and iii) organic change on a comparable basis, i.e. a 206 million euro increase in capital expenditures on tangible and intangible assets excluding licenses of continuing operations.

On a comparable basis, the 3.9% increase in capital expenditures on tangible and intangible assets excluding licenses of the Group’s continuing operations between 2009 and 2010 represented 206 million euros. In 2009, capital expenditures were adjusted in the light of the general slowdown in business. Between 2009 and 2010, the increase in capital expenditures on tangible and intangible assets excluding licenses was attributable mainly to:

•

a 131 million euro increase in capital expenditures relative to leased terminals and Liveboxes, i) notably in France due to the success of the new Open quadruple-play offers and the acceleration of the Livebox exchange program in order to improve the quality of broadband services, and, to a lesser extent, ii) in Poland;

•

a 123 million euro increase in capital expenditures on IT, chiefly in Poland and France, due in large part to the progress in the development of projects aimed at improving customer service and integrating new services; and

•

a 103 million euro increase in capital expenditures on wire access (copper and fiber optics), stemming mainly from i) heavy capacity investments in France to satisfy fast growth in data services under the impetus of sales of 3G dongles and smartphones, and ii) capital expenditures in Poland pursuant to the memorandum of agreement signed with the regulator at end-2009 (see Section 9.1.2.5.3 Investment projects).

These increases were partially offset by:

•

an 81 million euro reduction in investments on wireless access (mobile and fixed broadband), mainly i) in the Rest of the World, particularly after the large sums invested in 2009 for the rollout of the Group’s new operations in Armenia and Africa, and, to a lesser extent, ii) in Spain; and

•

a 35 million euro reduction in the Group’s investments on customer service platforms.

2009 vs. 2008

In 2009, the capital expenditures on tangible and intangible assets excluding licenses of continuing operations of the France Telecom Group were 5,041 million euros, down 17.8% on a historical basis and 15.9% on a comparable basis compared with 2008. The ratio of the capital expenditures on tangible and intangible assets excluding licenses of continuing operations to revenues was 11.2% in 2009, down 1.9 points on a historical basis and 1.8 points on a comparable basis year-on-year.

On a historical basis, the 17.8% or 1,091 million euro reduction in capital expenditures on tangible and intangible assets excluding licenses of the Group’s continuing operations between 2008 and 2009 was attributable to i) the negative impact of foreign exchange fluctuations, which amounted to 139 million euros year-on-year, and ii) organic change on a comparable basis, i.e. a 952 million euro reduction in capital expenditures on tangible and intangible assets excluding licenses of continuing operations.

On a comparable basis, the 15.9% decline in capital expenditures on tangible and intangible assets excluding licenses of continuing operations of the Group between 2008 and 2009 represented 952 million euros. In 2009, capital expenditures were scaled down in response to the downturn in economic activity, although capital expenditures on the Group’s new operations in the Rest of the World and strategic investment programs in the mature countries were maintained. Between 2008 and 2009, the decline in capital expenditures on tangible and intangible assets excluding licenses was attributable mainly to:

•

a 358 million euro reduction in investments on the network, excluding telecommunications licenses, mainly i) in the mature countries (France, Spain, Poland, etc.), reflecting a reduction in investments on extending network capacity, not to mention a reduction in capital expenditures on high capacity broadband (FTTH) in France, in anticipation of a clarification of the regulatory framework in 2009, and ii) in countries hit by a severe slowdown in economic activity, especially Romania. However, network investments continued to advance strongly for the Group’s new subsidiaries, essentially in Armenia, Kenya and Uganda;

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•

a 283 million euro reduction in capital expenditures on capitalized R&D, network property, stores and others, while at the same time maintaining projects geared towards transformation and productivity gains;

•

a specific transaction involving the purchase of technical premises in France in 2008. This program of asset purchases from Foncière des Régions represented 163 million euros in 2008; and

•

a 123 million euro decline in investments on IT and customer service platforms, in order to align capital expenditures with the slowdown in demand. However, investments in growth areas, such as content rights and aggregation and content-distribution platforms, continued to grow.

ACQUISITIONS OF TELECOMMUNICATIONS LICENSES

ACQUISITION OF TELECOMMUNICATION LICENSES (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
France	285	-	-	-	-	1
Egypt	145	-	-	-	-	-
Belgium	74	-	-	-	-	-
Jordan	-	54	51	-	-	-
Armenia	-	-	-	-	-	52
Dominican Republic	-	-	-	-	-	10
Other	8	6	7	33.3%	14.3%	9
GROUP TOTAL	512	60	58	ns	ns	72
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

Acquisitions of telecommunications licenses totaled 512 million euros in 2010 and mainly included i) the acquisition of a 4.8 MHz block of 3G frequency in France for 285 million euros, ii) the acquisition of the second frequency spectrum of the 3G license in Egypt for 145 million euros (the first frequency spectrum was acquired in 2008), and iii) the extension of the 2G license in Belgium for 74 million euros.

9.1.2.5.2   Investment commitments

Investment commitments are set out in Note 30 to the consolidated financial statements.

9.1.2.5.3   Investment projects

Investments in broadband and high capacity broadband Internet access

In France, the rollout of networks allowing broadband and high capacity broadband Internet access remains one of the Group’s key priorities. In February 2011, France Telecom announced that it had responded to the Request for Expressions of Investment Intent issued by the French government as part of the national high capacity broadband program, which ended on January 31, 2011. By 2015, France Telecom aims to have brought fiber optics to 3,600 municipalities across 220 metropolitan areas, including all major cities and towns, offering access to 10 million households by 2015 and 15 million households by 2020, or 60% of French households. The Group will work with other operators interested in taking part in the rollout, offering all forms of access provided for under the regulations, including joint financing. This represents an investment of 2 billion euros over the period 2010-2015, taking particular account of lessons learned from existing rollouts. For areas not directly affected by this project, the Group wishes to develop a cooperative approach with local authorities, offering solutions to allow a move towards faster access speeds (fiber to distribution frames, satellite, etc.) and is prepared to take part in public-sponsored networks designed in a complementary manner, as it has in Laval (Mayenne). The Group is also actively involved in the French government’s program of high capacity broadband pilot schemes, taking part in four projects. Decisions on the regulatory framework outside very densely populated areas will be critical in promoting investment in this area.

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The Group has already rolled out fiber optics (FTTH) in fifteen of France’s largest French cities and their outskirts, and has announced the first rollout in cities outside very densely populated areas, with a timeframe consistent with current regulations.

In Poland, in accordance with the provisions of the memorandum of understanding signed with the regulator in late 2009, the Group initiated in 2009 a major program for the rollout of the broadband network (1.2 million lines) over the period 2009-2012, with total investment estimated by TP S.A. at 3 billion zlotys (see Note 30 to the consolidated financial statements).

Expanding mobile networks

The France Telecom Group is still investing in the rollout of and quality improvements for its mobile networks. In particular, the Group is pressing ahead with the rollout of HSPA/HSPA+ (High Speed Packet Access) mobile technologies, which allow customers to access high-speed data services. These rollouts are aimed at extending the coverage of high-speed networks, and increasing capacity in order to cope with increased usage of the mobile Internet and to boost performances (user speed, Web page display speed). In 2010, the capacity of these networks increased accordingly, for most of the time, from 7.2 megabits per second to 14.4 megabits per second. These investments concern the radio component of the network, as well as the collection component. The Mobile Backhaul Refresh (MBR) program, launched in 2009, is to continue in order to update mobile collection networks. These changes will both serve to increase collection network capacity, thereby absorbing mobile Internet traffic. It will use IP technologies, which are more suitable for tomorrow’s traffic and will be dominated by data traffic, no longer just “voice” traffic as in the past.

In addition, a test for the new generation of LTE mobile networks (Long Term Evolution, fourth generation mobile network) has been conducted in France, the first step in a series of deployments in selected European networks.

A plan to overhaul the radio network has also been initiated in order to replace obsolete and energy-hungry equipment with equipment that is more flexible, more compact and significantly more economical. Numerous European countries are covered by this project, which will last for several years.

The rollout of radio sites powered by solar panels will continue, particularly in African countries, thereby helping cap CO2 emissions.

As part of its program of solar base stations in the emerging market countries, which began in Senegal in 2007, France Telecom has already deployed more than 1,500 solar base stations in 16 countries.

Switchover of transport and command networks to all-IP broadband technologies

The France Telecom Group is rolling out the most up-to-date technologies to transport voice and data communications in transport networks, and to pool fixed-line and mobile telephony on these networks, in order to meet the growth in usage (mobile Internet, television, video on demand). This involves the rollout of IP/MPLS (Internet Protocol/Multi Protocol Label Switching) technologies in transport networks, and Ethernet technologies. In addition, the switchover to IPv6 (version 6 of the IP protocol) is being prepared, making it possible to plan ahead for the anticipated shortage of IPv4 addresses.

Command networks are also evolving towards IP technologies and matching growth in customer numbers and usage, with the development of “Voice over IP” controlled by the IMS (IP Multimedia Subsystem) network and the “voice” interconnection between operators, which is increasingly made using IP.

Development of the IT system, service platforms and the associated infrastructures

The transformation of the Group’s IT system to a client-oriented IT system (SOA, Service Oriented Architecture) is to continue over the coming years. Particular efforts are being made regarding quality of service (user satisfaction and improvement in workstations). Projects aimed at smoothing out the customer experience are now underway.

The rollout of service platforms is continuing, with particular use of IMS (IP Multimedia Subsystem) architecture. IMS architecture, which takes advantage of significant progress in standardization, allows for the progressive convergence of fixed-line and mobile networks, and enables services to be rolled out faster.

IT systems and service platform applications share a technical infrastructure, which is also currently being expanded and reshaped. The regrouping and pooling of this infrastructure in large data centers helps cut unit costs and minimize energy use, thereby helping the Group reduce its environmental impact and helping it become a leading player in the field of cloud computing (technologies providing access to IT resources and applications via the Internet, as well as computing and storage capacities located throughout the world, via a simple Web browser).

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Development of international networks (submarine cables)

The development of submarine cables, true high-speed arteries, will give the France Telecom Group access to efficient networks at reasonable cost, thereby allowing it to satisfy the growing needs of its customers in all parts of the world and to secure its flows of broadband telecommunications. France Telecom is continuing to invest in submarine cables following 1) the acquisition in September 2010 of Elettra, a subsidiary of Telecom Italia specializing in the installation and maintenance of submarine cables for the telecommunications industry and 2) the commissioning in December 2010 of the IMEWE (India Middle East Western Europe) submarine cable, which is approximately 13,000 kilometers long and serves eight countries.

France Telecom accordingly has signed, in June 2010, the construction and maintenance agreement for the ACE (Africa Coast to Europe) submarine cable, which will connect France to South Africa. This new fiber optic cable, 17,000 kilometers long in its current configuration, will connect 23 countries, either directly for coastal countries or via another connected nation for landlocked countries. It will come into service in the first half of 2012.

Less than a year after the inauguration of the LION (Lower Indian Ocean Network) submarine cable, France Telecom signed in September 2010 the construction agreement for the LION2 (Lower Indian Ocean Network 2) submarine cable in the Indian Ocean. This represents the second phase of France Telecom’s expansion plan in the Indian Ocean and the pursuit of its strategy of growing broadband Internet in the region. With a length of approximately 3,000 kilometers, the LION2 fiber optic cable will extend the LION cable to Kenya, via Mayotte. It is expected to come into service in the first half of 2012.

9.1.3   Analysis by operating segment

This section sets out, for the France Telecom Group, an analysis by operating segment of the key operating data (financial data and workforce) and its key operating indicators.

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment loss and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

Presentation of operating segments

There are six operating segments: France, Spain, Poland, Rest of the World, Enterprise and International Carriers & Shared Services (IC & SS), plus the United Kingdom, which is reported under discontinued operations up to April 1, 2010 and, since that date, Everything Everywhere, the joint venture with Deutsche Telekom in the UK:

•

the “France” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services in France;

•

the “Spain” operating segment covers all personal (mobile telephony) and home (fixed-line and Internet) communication services in Spain;

•

the “Poland” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services in Poland;

•

the “Rest of the World” reportable segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services outside France, the UK, Poland and Spain, namely in Belgium, Botswana, Cameroon, the Dominican Republic, Egypt, Ivory Coast, Jordan, Kenya, Madagascar, Mali, Moldova, Romania, Senegal, Slovakia and Switzerland;

•

the “Enterprise” operating segment covers communication solutions and services for businesses in France and worldwide;

•

the “International Carriers & Shared Services” operating segment (hereinafter referred to as IC & SS) covers i) the roll-out of the international and long-distance network, installation and maintenance of submarine cables and sales and services to international carriers, and ii) shared services including the support and cross-divisional functions across the entire Group and the new growth drivers (Content, Health, Online Advertising). For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling.

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See Segment information in the consolidated financial statements. Additional information (breakdown of revenue and key operating indicators) by operating segment can be found in Section 9.1.5.2 Additional information by operating segment.

Impact of the creation of the Everything Everywhere joint venture in the United Kingdom

See beginning of Section 9.1 Analysis of the Group’s financial position and earnings.

Impact of the acquisition of Mobinil (parent company of ECMS) in Egypt

See beginning of Section 9.1 Analysis of the Group’s financial position and earnings.

Operating data by operating segment

The three tables below show the key operating data (financial data and workforce) for the France Telecom Group by operating segment for i) 2010, ii) 2009 on a comparable basis (compared with 2010), iii) 2009 on a historical basis, iv) 2008 on a comparable basis (compared with 2009), and v) 2008 on a historical basis.

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Financial year ended December 31, 2010 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations	Group total	Discontinued operations (1)		Joint venture Everything Everywhere (100%) (2)
									United Kingdom	Eliminations and other
2010
Revenues	23,308	3,821	3,934	8,248	7,216	1,600	(2,624)	45,503	1,282	(20)	6,243
• external	22,138	3,777	3,892	7,884	6,742	1,070	-	45,503	1,275	(13)	6,243
• inter-operating segments	1,170	44	42	364	474	530	(2,624)	-	7	(7)	-
External purchases	(8,971)	(2,640)	(1,796)	(4,140)	(4,310)	(3,468)	5,950	(19,375)	(920)	22	(4,396)
Other operating income	1,248	46	49	108	161	3,241	(4,280)	573	7	(37)	16
Other operating expenses	(1,762)	(286)	(455)	(535)	(263)	(185)	954	(2,532)	(78)	35	(337)
Labor expenses	(4,950)	(175)	(555)	(726)	(1,485)	(1,323)	-	(9,214)	(97)	-	(456)
Gains (losses) on disposal of assets	(3)	(1)	11	(5)	(1)	61	-	62	960	-	-
Restructuring costs and similar items	(57)	-	(8)	(9)	(19)	(587)	-	(680)	(57)	-	(82)

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Financial year ended December 31, 2010 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations	Group total	Discontinued operations (1)		Joint venture Everything Everywhere (100%) (2)
									United Kingdom	Eliminations and other
Reported EBITDA	8,813	765	1,180	2,941	1,299	(661)	-	14,337	1,097	-	988
Depreciation and amortization	(2,249)	(979)	(948)	(1,293)	(341)	(651)	-	(6,461)	-	-	(1,035)
Remeasurement resulting from business combinations	-	-	-	336	-	-	-	336	-	-	-
Impairment of goodwill	-	-	-	(509)	-	-	-	(509)	-	-	-
Impairment of fixed assets	(1)	(2)	(3)	(122)	-	1	-	(127)	(2)	-	-
Share of profits (losses) of associates	4	(2)	-	27	-	(43)	-	(14)	-	-	-
Operating income	6,567	(218)	229	1,380	958	(1,354)	-	7,562	1,095	-	(47)
CAPEX	2,568	397	679	1,248	318	312	-	5,522	68	-	378
Telecommunication licenses	285	-	-	227	-	-	-	512	-	-	-
Average number of employees	74,573	3,099	25,688	22,789	20,543	14,700	-	161,392	nc	-	nc

(1)  Corresponds to Orange’s net income and expenses in the United Kingdom up to April 1, 2010, the disposal date (see Note 3 to the consolidated financial statements).

(2)  Corresponds to the income and expenses of the Everything Everywhere joint venture created on April 1, 2010 and combining the activities of France Telecom and Deutsche Telekom in the United Kingdom (50/50 joint venture).

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Financial year ended December 31, 2009 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations	Group total	Discontinued operations (1)
									United Kingdom	Eliminations and other
2009 - Comparable basis (2)
Revenues	23,630	3,865	4,145	8,131	7,579	1,529	(2,747)	46,132	1,284	(22)
• external	22,288	3,822	4,106	7,787	7,093	1,036	-	46,132	1,276	(14)
• inter-operating segments	1,342	43	39	344	486	493	(2,747)	-	8	(8)
External purchases	(8,884)	(2,713)	(1,860)	(3,951)	(4,599)	(3,353)	6,027	(19,333)	(895)	36
Other operating income	1,419	41	42	130	140	3,057	(4,262)	567	64	(49)
Other operating expenses	(1,820)	(281)	(167)	(501)	(258)	(240)	982	(2,285)	(119)	23
Labor expenses	(4,947)	(180)	(582)	(685)	(1,448)	(1,316)	-	(9,158)	(99)	-
Gains (losses) on disposal of assets	(9)	-	9	-	(3)	2	-	(1)	-	-
Restructuring costs and similar items	(83)	(2)	(5)	(10)	(30)	(85)	-	(215)	(12)	-
General Court of the EU ruling of November 30, 2009	-	-	-	-	-	(964)	-	(964)	-	-
Reported EBITDA	9,306	730	1,582	3,114	1,381	(1,370)	-	14,743	223	(12)
Depreciation and amortization	(2,189)	(1,001)	(1,037)	(1,210)	(364)	(664)	-	(6,465)	(202)	-
Impairment of goodwill	-	-	(433)	(50)	-	-	-	(483)	-	-
Impairment of fixed assets	(6)	(2)	(8)	(33)	(19)	(8)	-	(76)	-	-
Share of profits (losses) of associates	(16)	-	-	62	1	49	-	96	-	-
Operating income	7,095	(273)	104	1,883	999	(1,993)	-	7,815	21	(12)
CAPEX	2,160	440	542	1,369	299	506	-	5,316	77	-
Telecommunication licenses	-	(7)	-	67	-	-	-	60	-	-
Average number of employees	76,029	3,211	28,246	22,788	20,681	14,923	-	165,878	nc	-

(1)  Corresponds to Orange’s net income and expenses in the United Kingdom up to April 1, 2010, the disposal date (see Note 3 to the consolidated financial statements).

(2)  Unaudited data. Data on a comparable basis compared with 2010. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

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Financial year ended December 31, 2009 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations	Group total	Discontinued operations (1)
									United Kingdom	Eliminations and other
2009 - Historical basis
Revenues	23,651	3,887	3,831	7,210	7,532	1,387	(2,653)	44,845	5,108	(97)
• external	22,296	3,844	3,795	6,869	7,056	985	-	44,845	5,068	(57)
• inter-operating segments	1,355	43	36	341	476	402	(2,653)	-	40	(40)
External purchases	(8,949)	(2,735)	(1,721)	(3,525)	(4,549)	(3,283)	6,014	(18,748)	(3,485	95
Other operating income	1,434	41	39	127	139	3,112	(4,324)	568	68	(143)
Other operating expenses	(1,823)	(281)	(154)	(434)	(193)	(289)	963	(2,211)	(343)	133
Labor expenses	(4,951)	(181)	(536)	(635)	(1,397)	(1,310)	-	(9,010)	(386)	-
Gains (losses) on disposal of assets	(12)	-	8	-	(4)	5	-	(3)	(2)	-
Restructuring costs and similar items	(82)	(2)	(5)	(10)	(29)	(85)	-	(213)	(21)	-
General Court of the EU ruling of November 30, 2009	-	-	-	-	-	(964)	-	(964)	-	-
Reported EBITDA	9,268	729	1,462	2,733	1,499	(1,427)	-	14,264	939	(12)
Depreciation and amortization	(2,191)	(1,001)	(959)	(1,063)	(357)	(663)	-	(6,234)	(687)	-
Impairment of goodwill	-	-	(400)	(49)	-	-	-	(449)	(1)	-
Impairment of fixed assets	-	(2)	(8)	(32)	(19)	(8)	-	(69)	-	-
Share of profits (losses) of associates	(16)	-	-	107	-	47	-	138	-	-
Operating income	7,061	(274)	95	1,696	1,123	(2,051)	-	7,650	251	(12)
CAPEX	2,160	440	500	1,143	298	500	-	5,041	355	-
Telecommunication licenses	-	(7)	-	65	-	-	-	58	-	-
Average number of employees	76,137	3,230	28,096	20,973	20,401	14,853	-	163,690	11,252	-
(1) Corresponds to Orange’s net income and expenses in the United Kingdom up to April 1, 2010, the disposal date (see Note 3 to the consolidated financial statements).

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Financial year ended December 31, 2008 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations	Group total	Discontinued operations (1)
									United Kingdom	Eliminations and other
2008 - Comparable basis (2)
Revenues	23,640	4,067	4,202	7,389	7,806	1,346	(2,662)	45,788	5,289	(128)
• external	22,232	4,016	4,166	7,086	7,349	939	-	45,788	5,233	(72)
• inter-operating segments	1,408	51	36	303	457	407	(2,662)	-	56	(56)
External purchases	(8,983)	(2,957)	(1,754)	(3,487)	(4,801)	(3,137)	6,067	(19,052)	(3,554)	196
Other operating income	1,510	10	51	99	143	3,158	(4,375)	596	13	(237)
Other operating expenses	(1,660)	(279)	(200)	(380)	(168)	(267)	970	(1,984)	(300)	169
Labor expenses	(4,552)	(183)	(537)	(593)	(1,379)	(1,093)	-	(8,337)	(378)	-
Gains (losses) on disposal of assets	(23)	(6)	19	12	-	(32)	-	(30)	36	-
Restructuring costs and similar items	(140)	(38)	(40)	(22)	(25)	(146)	-	(411)	(25)	-
Reported EBITDA	9,792	614	1,741	3,018	1,576	(171)	-	16,570	1,081	-
Depreciation and amortization	(2,382)	(1,102)	(1,001)	(1,073)	(363)	(561)	-	(6,482)	(819)	-
Impairment of goodwill	(32)	(140)	-	(95)	-	-	-	(267)	(1)	-
Impairment of fixed assets	(6)	(2)	25	(1)	(30)	(1)	-	(15)	-	-
Share of profits (losses) of associates	(10)	-	-	112	-	(196)	-	(94)	-	-
Operating income	7,362	(630)	765	1,961	1,183	(929)	-	9,712	261	-
CAPEX	2,306	569	597	1,303	354	864	-	5,993	405	-
Telecommunication licenses	1	-	-	62	-	-	-	63	-	-
Average number of employees	78,794	3,490	29,409	21,175	20,257	15,200	-	168,325	11,080	-

(1)  Corresponds to Orange’s net income and expenses in the United Kingdom up to April 1, 2010, the disposal date (see Note 3 to the consolidated financial statements).

(2)  Unaudited data. Data on a comparable basis compared with 2009. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

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Financial year ended December 31, 2008 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations	Group total	Discontinued operations (1)
									United Kingdom	Eliminations and other
2008 - Historical basis
Revenues	23,740	4,067	5,184	7,327	7,757	1,348	(2,711)	46,712	5,926	(133)
• external	22,319	4,016	5,139	7,021	7,290	927	-	46,712	5,864	(71)
• inter-operating segments	1,421	51	45	306	467	421	(2,711)	-	62	(62)
External purchases	(9,125)	(2,957)	(2,169)	(3,458)	(4,788)	(3,181)	6,167	(19,511)	(3,966)	202
Other operating income	1,519	10	69	96	119	3,210	(4,411)	612	14	(238)
Other operating expenses	(1,671)	(279)	(246)	(379)	(173)	(252)	955	(2,045)	(317)	169
Labor expenses	(4,496)	(183)	(666)	(590)	(1,387)	(1,146)	-	(8,468)	(424)	-
Gains (losses) on disposal of assets	(23)	(6)	24	12	-	(34)	-	(27)	(1)	41
Restructuring costs and similar items	(82)	(38)	(50)	(23)	(23)	(226)	-	(442)	(28)	-
Reported EBITDA	9,862	614	2,146	2,985	1,505	(281)	-	16,831	1,204	41
Depreciation and amortization	(2,384)	(1,102)	(1,234)	(1,059)	(362)	(563)	-	(6,704)	(917)	-
Impairment of goodwill	(32)	(140)	-	(98)	-	-	-	(270)	(1)	-
Impairment of fixed assets	(6)	(2)	31	(1)	(30)	(1)	-	(9)	-	-
Share of profits (losses) of associates	(8)	-	-	111	-	(197)	-	(94)	-	1
Operating income	7,432	(630)	943	1,938	1,113	(1,042)	-	9,754	286	42
CAPEX	2,302	569	736	1,303	354	868	-	6,132	453	-
Telecommunication licenses	1	-	-	71	-	-	-	72	-	-
Average number of employees	77,911	3,490	29,481	21,194	20,285	16,069	-	168,430	11,075	-
(1) Corresponds to Orange’s net income and expenses in the United Kingdom up to April 1, 2010, the disposal date (see Note 3 to the consolidated financial statements).

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9.1.3.1   France

FRANCE (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues	23,308	23,630	23,651	(1.4)%	(1.4)%	23,740
Reported EBITDA (2)	8,813	9,306	9,268	(5.3)%	(4.9)%	9,862
Reported EBITDA/Revenues	37.8%	39.4%	39.2%			41.5%
Operating income	6,567	7,095	7,061	(7.4)%	(7.0)%	7,432
Operating income/Revenues	28.2%	30.0%	29.9%			31.3%
CAPEX (2)	2,568	2,160	2,160	18.9%	18.9%	2,302
CAPEX/Revenues	11.0%	9.1%	9.1%			9.7%
Average number of employees	74,573	76,029	76,137	(1.9)%	(2.1)%	77,911

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “France” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services in France.

9.1.3.1.1   Revenues - France

On a historical basis, the 1.4% or 343 million euro fall in revenues in France between 2009 and 2010 was attributable to:

•

the negative impact of change in the scope of consolidation, amounting to 21 million euros; stemming from i) the transfer of hubbing from the France operating segment to the IC & SS operating segment, and ii) the France Telecom e-Commerce sale of goodwill on the Topachat.com and Clust.com websites on February 27, 2009, and part of the assets of the Alapage website on September 1, 2009, partially offset by iii) the inclusion of revenues from business customers, transferred from the Enterprise segment on January 1, 2010;

•

organic change on a comparable basis, i.e. a 322 million euro decline in revenues.

On a comparable basis, the fall in France revenues of 322 million euros or 1.4% between 2009 and 2010 was mainly due to cuts in inter-operator mobile call termination rates and cuts to wholesale Internet access charges that benefited alternative operators.

Aside from the impact of cuts in regulated rates, fast growth in the mobile and Internet business helped offset the downward trend in switched telephony, with revenues rising 0.8% year-on-year.

Personal Communication Services in France

2010 vs. 2009

On both a historical and a comparable basis, revenues for personal communication services in France rose 0.6% between 2009 and 2010, the fast sales growth offsetting the negative impact due to the fall in mobile “voice” and SMS termination charges on July 1, 2009 and February 1, 2010, respectively.

Excluding regulatory impact, revenues rose 5.5% between 2009 and 2010. This was due:

•

in large part to, i) a 2.3% rise in the total number of customers over the year, to 26.9 million at December 31, 2010, and ii) the growth in the share of contract customers as part of the overall customer mix, to 70.5% at December 31, 2010 compared to 68.1% a year earlier; and

•

to the rise in “non-voice” services revenues (see Financial glossary appendix), which more than offset shrinking “voice” revenues. At December 31, 2010, “non-voice” services revenues represented 31.1% of mobile services revenues (see Financial glossary appendix), compared to 26.4% at December 31, 2009.

“Voice” Average Usage Per User (AUPU) (see Financial glossary appendix) fell 4.0% between 2009 and 2010, while data AUPU increased 96.5% and AUPU on text messages (SMS) sent by Orange customers rose more than 68.9%, with the development of offers driving “non-voice” uses.

Excluding regulatory impact, annual Average Usage Per User (ARPU) (see Financial glossary appendix) rose 1.2% between 2009 and 2010, thanks to the increased contribution of “non-voice” services, both SMS and multimedia usage, due in part to the growth in 3G dongles and smartphones.

2009 vs. 2008

On a historical basis, personal communication services revenue in France increased 2.4% between 2008 and 2009.

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On a comparable basis, personal communication services revenues in France rose 2.5% between 2008 and 2009 despite the cut in mobile call termination prices on July 1, 2009.

Excluding regulatory impact, revenues rose 5.0% between 2008 and 2009. This was due:

•

in large part to, i) a 4.5% rise in the total number of customers over the year, to 26.3 million at December 31, 2009, and ii) the growth in the share of contract customers as part of the overall customer mix, to 68.1% at December 31, 2009 compared to 67.4% a year earlier; and

•

to the growth in mobile services revenues, driven by the strong increase in “non-voice” services revenues, which more than offset shrinking “voice” revenues. In 2009, “non-voice” services revenues accounted for 25.9% of mobile services revenues, compared to 21.3% in 2008.

Average “voice” consumption per customer (AUPU) fell 3% between December 31, 2008 and December 31, 2009, while data AUPU increased 155% with the development of uses and smartphones.

Excluding regulatory impact, annual revenue per user (ARPU) rose 1.6% between December 31, 2008 and December 31, 2009, due to an increase in “non-voice” uses, both SMS and multimedia usage, reflected by, amongst other things, the growth in 3G dongles.

Home Communication Services in France

2010 vs. 2009

On a historical basis, the 3.8% fall in home communication services revenues in France between 2009 and 2010, of 540 million euros, was attributable to i) a 120 million euro negative impact of change in the scope of consolidation and other changes as well as ii) organic change on a comparable basis, i.e. a 420 million euro decline in revenues.

On a comparable basis, revenues earned by home communication services in France fell 3%, i.e. 420 million euros, between 2009 and 2010, to 13,536 million euros in 2010. Eliminating the cuts imposed on wholesale rates for Internet access and, to a lesser degree, on interconnections with the France Telecom switched network, revenues fell 2.2% year-on-year.

The 3% decline in home communications revenues in France between 2009 and 2010, on a comparable basis, is explained below, broken down by the three components that comprise home communication services revenues in France.

Consumer Services

On a comparable basis, Consumer Services revenues amounted to 8,413 million euros in 2010, down 4.2% between 2009 and 2010. This deterioration was due to the recurring decline in the Public Switched Telephone Network (PSTN) business, partially offset by further development of ADSL broadband services. ARPU from fixed-line Consumer Services (see Financial glossary appendix) was up substantially, from 34.2 euros at December 31, 2009 to 34.9 euros at December 31, 2010, driven by the growth of Internet services.

The change in Consumer Services revenues between 2009 and 2010 stemmed from:

•

a 6.8% rise in revenues from Consumer On-line and Internet Access Services associated with the take-up of ADSL broadband services. In a fiercely competitive broadband market where customer churn is becoming a real issue, Orange returned to strong growth during the second half of 2010, thanks to tailored rate cuts accompanied by an enhancement of the content offered. The successful launch of the Open quadruple-play offer, providing fixed-line communication services combined with a mobile subscription, also contributed to the recovery of the broadband market share. Thus, the broadband customer base expanded 3.1% over the year. This expansion of the broadband customer base was also accompanied by a rise in value, due in part to more subscribers to VoIP (Voice over Internet Protocol) and a 27% jump in subscriptions to ADSL TV;

•

a 13.6% fall in revenues from Consumer Calling Services, mainly attributable to: i) the fall in the market for switched network traffic (measured by interconnections) as VoIP expands, and ii) lower rates. This reduction in revenues is correlated with the decline in total PSTN traffic billed to France Telecom customers, which fell 12.7% year-on-year; and

•

the 11.7% fall in revenues from Consumer Subscription Fees, with the advent of full unbundling, wholesale subscriptions and wholesale naked ADSL access to third-party ISPs (revenues from these sales are included in “Services to Operators” below).

Carrier Services

On a comparable basis, revenues from Carrier Services were virtually unchanged between 2009 and 2010, amounting to 4,525 million euros in 2010. This slight increase of 0.4% was attributable to:

•

an 8.4% drop in revenues from Other Carrier Services, reflecting a simultaneous fall in traffic and routing rates on France Telecom’s switched telephone network;

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•

partially offset by a 4% rise in revenues from Domestic Carrier Services, mainly due to the further development of full unbundling of telephone lines and wholesale subscriptions, which offset the cuts to DSL volume and rates in January 2010, following a previous cut in July 2009. Domestic interconnection revenues fell 11.8% between 2009 and 2010 due to a falloff in traffic volume and lower interconnection rates in October 2009 and again in October 2010.

Other Home Communication Services

On a comparable basis, revenues from Other Home Communication Services fell 10.5% between 2009 and 2010, owing to i) a 60% slump in public phone traffic, and ii) a downward trend in rental and sales of fixed telephony terminals, other than ADSL equipment.

2009 vs. 2008

On a historical basis, revenues for home communication services in France were down 2.1% between 2008 and 2009.

On a comparable basis, revenues for home communication services in France fell 1.5% between 2008 and 2009, to 14,076 million euros in 2009. After elimination of the regulatory cuts imposed on wholesale rates for Internet access and interconnections with the France Telecom switched telephone network, revenues fell 0.4% year-on-year.

The 1.5% decline in home communication services revenues in France between 2008 and 2009, on a comparable basis, is explained below, broken down by the three components that make up Home Communication Services revenues in France.

Consumer Services

On a comparable basis, revenues from Consumer Services amounted to 8,734 million euros in 2009, down 0.6% between 2008 and 2009. This fall resulted from the recurring decline in the Public Switched Telephone Network (PSTN) business, partially offset by the rapid development of ADSL broadband services. ARPU from fixed-line Consumer Services was up substantially, from 32.9 euros in 2008 to 34.2 euros in 2009, driven by the growth of Internet services.

The change in Consumer Services revenues between 2008 and 2009 stemmed from:

•

the 15.9% growth in revenues from Consumer On-line and Internet Access Services, related to the rapid development of ADSL broadband services: 7% growth in the number of Consumer customers for ADSL broadband usages, 12% increase in the number of leased Liveboxes, 18% rise in the number of VoIP (Voice over Internet Protocol) service subscribers, and 44.6% growth in the number of subscribers to ADSL TV;

•

a 13.3% fall in revenues from Consumer Calling Services, mainly because of: i) the fall in the market for switched network traffic (measured by interconnections) as VoIP expands, and ii) lower rates. This reduction in revenues is correlated with the decline in total PSTN traffic billed to France Telecom customers, which fell 12.5% year-on-year; and

•

the 8.5% fall in revenues from Consumer Subscription Fees, with the advent of full unbundling, wholesale subscriptions and wholesale naked ADSL access to third-party ISPs (revenues from these sales are included in “Carrier Services” below).

Carrier Services

On a comparable basis, revenues from Carrier Services amounted to 4,644 million euros in 2009, down 0.6% between 2008 and 2009. This slight decline stemmed from:

•

a 2.7% drop in revenues for Other Carrier Services, reflecting a simultaneous fall in traffic and routing rates on France Telecom’s switched telephone network;

•

partially offset by a 0.3% rise in revenues from Domestic Carrier Services, mainly due to the further development of full unbundling of telephone lines, naked DSL and wholesale subscriptions, which offset the rate reductions in January and July 2009, following a previous cut in July 2008. Domestic interconnection revenues fell 15.8% between 2008 and 2009 due to a falloff in traffic volume and lower interconnection rates in October 2008 and July 2009.

Other Home Communication Services

On a comparable basis, revenues from Other Home Communication Services fell 16.3% between 2008 and 2009, after i) a 26% slump in public phone traffic, and ii) a downward trend in rental of telephone handsets. Moreover, the implementation of telephone assistance for Internet customers priced as a local call from June 1, 2008, as well as the discontinuing of the e-commerce business, contributed to the year-on-year fall in revenues.

9.1.3.1.2   Reported EBITDA - France

2010 vs. 2009

On a comparable basis, the 4.9% decline in France’s Reported EBITDA between 2009 and 2010, i.e. a fall of 455 million euros, was caused by i) organic changes on a comparable basis, representing a fall of 493 million euros, partially offset by ii) the positive impact of change in the scope of consolidation and other changes, amounting to 38 million euros.

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On a comparable basis, the 5.3% (493 million euros) decrease in France’s Reported EBITDA between 2009 and 2010 was mainly the result of:

•

a fall of 322 million euros in revenues due in particular to the trend toward lower revenues from the Public Switched Telephone Network as well as the negative impact of regulatory rate cuts on wholesale Internet access sales and on fixed interconnection and mobile inter-operator rates;

•

a rise of 263 million euros in commercial expenses, due to an increase in the share of purchases of high-end mobile handsets, and the strengthening of the customer loyalty-building program; and

•

an 18 million euro rise in purchases of content rights, including for Orange sport and Orange cinema series.

The effects of the fall in revenues and increase in expenses set out above were partially offset by:

•

the positive difference of 60 million euros between the net provisions booked in 2009 (461 million euros) and 2010 (401 million euros), relating to the implementation of the “Part-Time for Seniors” and “Intermediate Part-Time” plans further to the agreement on the employment of seniors signed in November 2009 and the amendment to this agreement signed in December 2010, which integrates the consequences of pension reforms (see Section 9.1.1.4 Key events in 2010, and Notes 5 and 23 to the consolidated financial statements).

•

the fall of 12 million euros in provisions for bad and unrecoverable debts; and

•

the impact, in 2009, of a fine issued by the Competition Authority against Orange Caraïbe, affecting France’s Reported EBITDA by 35 million euros (see Note 31 to the consolidated financial statements).

2009 vs. 2008

On a historical basis, France’s Reported EBITDA fell 6.0% between 2008 and 2009.

On a comparable basis, France’s Reported EBITDA fell 5.3% (524 million euros) between 2008 and 2009. In 2009, France’s Reported EBITDA included a provision of 461 million euros relating to the implementation of the “Part-Time for Seniors” plan, following the agreement on the employment of seniors signed in November 2009 (see Section 9.1.1.4 Key events in 2010, and Notes 5 and 23 to the consolidated financial statements). Excluding this provision, the restated EBITDA would have amounted to 9,729 million euros in 2009, down 0.6% (62 million euros) on 2008, with a ratio of restated EBITDA to revenues of 41.1%.

This decline was mainly due to:

•

the 151 million euro rise in purchases of content rights, relating in particular to Orange sport and Orange cinema series, over the full year in 2009 compared with a half-year in 2008;

•

the 86 million euro rise in operating taxes, resulting mainly from the implementation of the new audiovisual tax; and

•

the fine issued by the Competition Authority against Orange Caraïbe, affecting France’s Reported EBITDA by 35 million euros (see Note 31 to the consolidated financial statements).

These expense increases were partially offset by:

•

the 76 million euro reduction in commercial expenses, due in large part to the reduction in advertising, sponsoring and rebranding costs related to one-off marketing actions in 2008 not renewed in 2009;

•

the 62 million euro fall in labor expenses, excluding the provision for the implementation of the “Part-Time for Seniors” plan; and

•

a 49 million euro saving on service fees and inter-operator costs, related to the positive impact of the fall in fixed-line and mobile call termination rates which absorbed the effect of the rise in traffic volumes, particularly text messages (SMS).

9.1.3.1.3   Operating income - France

2010 vs. 2009

On a historical basis, France’s operating income amounted to 6,567 million euros in 2010, down 7%, i.e. 494 million euros, between 2009 and 2010, and included i) a 34 million euro positive impact of change in the scope of consolidation and other changes as well as ii) organic change on a comparable basis, i.e. a 528 million euro decline in operating income.

On a comparable basis, the 7.4% or 528 million euro year-on-year decline in France’s operating income chiefly reflects a 493 million euro decline in Reported EBITDA and a 60 million euro increase in depreciation and amortization.

2009 vs. 2008

On a historical basis, France’s operating income fell 5.0% between 2008 and 2009, amounting to 7,061 million euros in 2009.

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On a comparable basis, France’s operating income fell 4.1% year-on-year. Between 2008 and 2009, the 301 million euro decline in operating income was mainly due to the 524 million euro fall in Reported EBITDA, partially offset by i) the 190 million euro decrease in depreciation and amortization and, to a lesser extent, ii) the 38 million euro fall in impairment losses.

9.1.3.1.4   Capital expenditures on tangible and intangible assets excluding licenses - France

2010 vs. 2009

On a historical and comparable basis alike, capital expenditures on tangible and intangible assets excluding licenses in France rose 18.9% or 408 million euros between 2009 and 2010. This increase was mainly the result of:

•

i) investments in capacity in order to respond to the acceleration in the use of data due to the growth in 3G dongles and smartphones; ii) increased investment in customer service centers; iii) an increase in investments for the maintenance and modernization of fixed access networks; and iv) an increase in investments related to equipment installed on customers’ premises, such as Liveboxes and decoders, in order to improve quality of service;

•

partially offset by the reduction in investment in ADSL capacity as the pace of expansion in broadband capacity slows (mature market).

Greater investment in the 3G mobile network took coverage to 94.9% of the population at December 31, 2010, ahead of the initial schedule.

2009 vs. 2008

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses in France fell 6.2% between 2008 and 2009, amounting to 2,160 million euros in 2009.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses in France fell 6.3% or 146 million euros year-on-year. This decline was mainly attributable to i) a fall in investment to extend the fiber optic network, and ii) the reduction in investment in ADSL capacity as the pace of expansion in broadband capacity slows (mature market).

Moreover, greater investment in the 3G mobile network between 2008 and 2009, which took coverage to more than 87% of the population at December 31, 2009, offset the reduction in investment in the 2G mobile network.

9.1.3.1.5   Acquisitions of telecommunication licenses - France

The cost of acquiring telecommunication licenses in France was 285 million euros in 2010 due to the purchase of a 4.8 MHz block of 3G spectrum.

9.1.3.2   Spain

SPAIN (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues	3,821	3,865	3,887	(1.1)%	(1.7)%	4,067
Reported EBITDA (2)	765	730	729	4.7%	4.9%	614
Reported EBITDA/Revenues	20.0%	18.9%	18.8%			15.1%
Operating income	(218)	(273)	(274)	(19.9)%	(20.3)%	(630)
Operating income/Revenues	(5.7)%	(7.1)%	(7.0)%			(15.5)%
CAPEX (2)	397	440	440	(9.7)%	(9.7)%	569
CAPEX/Revenues	10.4%	11.4%	11.3%			14.0%
Average number of employees	3,099	3,211	3,230	(3.5)%	(4.0)%	3,490

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

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The “Spain” operating segment covers all personal (mobile telephony) and home (fixed-line and Internet) communication services in Spain.

9.1.3.2.1   Revenues - Spain

On a historical basis, the 1.7% fall in revenues in Spain between 2009 and 2010, of 66 million euros, included i) a 22 million euro negative impact of change in the scope of consolidation and other changes, as well as ii) organic change on a comparable basis, i.e. a 44 million euro decline in revenues.

On a comparable basis, the reduction of 44 million euros in revenues in Spain between 2009 and 2010, a fall of 1.1%, was due primarily to the regulatory impact and the economic recession. Excluding regulatory impact, revenues would have risen 2.8% year-on-year.

Personal Communication Services in Spain

2010 vs. 2009

On a historical basis, the 1.8% fall in revenues earned by personal communication services in Spain between 2009 and 2010, of 59 million euros, included i) a 19 million euro negative impact of change in the scope of consolidation and other changes, as well as ii) organic change on a comparable basis, i.e. a 40 million euro decline in revenues.

On a comparable basis, revenues earned by personal communication services in Spain fell 1.2% between 2009 and 2010, to 3,158 million euros. The fall reflected a 2.9% drop in ARPU, following rate cuts in a fiercely competitive environment, and the ongoing cuts to call termination rates. Excluding regulatory impact, revenues rose 3.6%, reflecting:

•

i) a 7.2% rise in contract customers over the year, to 7.1 million at December 31, 2010, and ii) the increased proportion of contract customers in the overall customer base, standing at 59.8% at December 31, 2010 against 56.0% at December 31, 2009. The meager 0.5% rise in total customer numbers to 11.9 million at December 31, 2010, reflected the impact on prepaid offers in Spain of the law on mandatory identification of mobile customers, which led to an 842,000 change in the prepaid customer base. Without this factor, total customer numbers would have grown 8.2%;

•

growth in “non-voice” revenues (excluding SMS and MMS) driven by the expansion of broadband applications and, particularly, the sharp growth in Internet Everywhere and Business Everywhere services which, combined, had 637,000 customers at December 31, 2010 compared to 352,000 at December 31, 2009.

2009 vs. 2008

On both a historical and a comparable basis, personal communication services revenues in Spain fell 4.3% between 2008 and 2009, amounting to 3,216 million euros in 2009. The fall reflected i) a 9% drop in ARPU, following rate cuts in a fiercely competitive environment, and ii) the negative impact of the cuts to call termination rates, partially offset by:

•

the 4.4% rise in the total number of customers, which amounted to 11.9 million at December 31, 2009. The rise in the total number of customers was driven both by the 3.5% increase in the number of contract customers and the 5.7% increase in the number of prepaid customers. The proportion of contract customers in the overall customer base stood at 56.0% at December 31, 2009; and

•

the average usage per user (AUPU) which increased slightly, to reach 150 minutes at December 31, 2009.

Home Communication Services in Spain

2010 vs. 2009

On a historical basis, the 1.0% fall in revenues earned by home communication services in Spain between 2009 and 2010, of 8 million euros, included i) a 3 million euro negative impact of change in the scope of consolidation and other changes, as well as ii) organic change on a comparable basis, i.e. a 4 million euro decline in revenues.

On a comparable basis, revenues earned by home communication services in Spain fell 0.5% between 2009 and 2010, to 663 million euros in 2010. The decline mainly reflected falling revenues for business services and low-speed Internet access. Broadband revenues grew 0.7% between 2009 and 2010, driven by the 4.6% rise in ARPU and the significant increase in the number of customers over the second half of 2010, which offset the decrease observed in previous quarters.

2009 vs. 2008

On both a historical and a comparable basis, home communication services revenue in Spain fell 4.9% between 2008 and 2009, amounting to 671 million euros in 2009. The decline mainly reflected i) falling revenues for business services, and ii) a decline in wholesale activity, partially offset by the increase in broadband revenues. Year-on-year, the increase of around 1.7% in broadband revenues was mainly due to the 3% rise in broadband ARPU, partially offset by the 6.7% decrease in the number of customers.

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9.1.3.2.2   Reported EBITDA - Spain

2010 vs. 2009

On a historical basis, Spain’s Reported EBITDA rose 4.9%, i.e. 36 million euros, between 2009 and 2010.

On a comparable basis, Spain’s Reported EBITDA increased 4.7% between 2009 and 2010, to 765 million euros. The 35 million year-on-year difference mainly reflected i) an 82 million fall due to lower interconnection costs, and ii) a 23 million drop in other external purchases (property costs, overheads and other external costs), which was partially offset by iii) a 44 million euro reduction in revenues and an increase of 77 million euros in commercial expenses in the intensely competitive environment.

2009 vs. 2008

On both a historical and a comparable basis, Spain’s Reported EBITDA rose 18.7% between 2008 and 2009, to 729 million euros. The 115 million year-on-year difference mainly reflected i) the 170 million euro reduction in service fees and inter-operator costs, related to the development of unbundling and the cuts to call termination rates, ii) the 36 million euro fall in commercial expenses, mainly due to the fall in mobile customer acquisition costs, and iii) the 36 million euro fall in restructuring costs and similar items. These positive effects were partially offset by the decline in revenues between 2008 and 2009, which amounted to 180 million euros.

9.1.3.2.3   Operating income - Spain

2010 vs. 2009

On a historical basis, the 56 million euro rise in operating income in Spain between 2009 and 2010 was mainly due to organic change on a comparable basis.

On a comparable basis, Spain made a 218 million euro operating loss in 2010, compared to a 273 million euro loss in 2009. This represents a 19.9% improvement due to the rise in Reported EBITDA and lower depreciation and amortization charges.

2009 vs. 2008

On both a historical and a comparable basis, Spain’s operating income rose 56.5% between 2008 and 2009, owing to the recognition of an impairment loss on goodwill in 2008, the rise in Reported EBITDA and lower depreciation and amortization charges.

9.1.3.2.4   Capital expenditures on tangible and intangible assets excluding licenses - Spain

2010 vs. 2009

On both a historical and a comparable basis, capital expenditures on tangible and intangible assets excluding licenses in Spain fell 43 million euros between 2009 and 2010, to 397 million euros. Investments were mainly concentrated on growth business lines (3G mobile network), customer satisfaction (improving IT software) and building up the distribution network.

2009 vs. 2008

On both a historical and a comparable basis, capital expenditures on tangible and intangible assets excluding licenses fell 129 million euros between 2008 and 2009 to 440 million euros, mainly due to lower investment in broadband customer equipment and the recycling of equipment returns.

9.1.3.3   Poland

POLAND (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues	3,934	4,145	3,831	(5.1)%	2.7%	5,184
Reported EBITDA (2)	1,180	1,582	1,462	(25.5)%	(19.3)%	2,146
Reported EBIDA/Revenues	30.0%	38.2%	38.2%			41.4%
Operating income	229	104	95	120.2%	139.7%	943
Operating income/Revenues	5.8%	2.5%	2.5%			18.2%
CAPEX (2)	679	542	500	25.3%	35.6%	736
CAPEX/Revenues	17.2%	13.1%	13.1%			14.2%
Average number of employees	25,688	28,246	28,096	(9.1)%	(8.6)%	29,481

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

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The “Poland” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services in Poland.

9.1.3.3.1   Revenues - Poland

On a historical basis, the 2.7% or 103 million euro rise in Polish revenues between 2009 and 2010 reflects i) a 314 million euro positive foreign exchange impact, due to the strengthening of the zloty against the euro, and ii) organic change on a comparable basis, i.e. a 211 million euro decline in revenues.

On a comparable basis, the 211 million euro or 5.1% decline in revenues in Poland between 2009 and 2010 was the result of i) a 190 million euro decline in voice traffic in the fixed-line business, ii) a 34 million euro decline in revenues from mobile “voice” services, mainly due to negative regulatory impact, partially offset by iii) a 13 million euro rise in revenues from services to operators. Excluding regulatory impact, revenues would have fallen 2.7% year-on-year.

Personal Communication Services in Poland

2010 vs. 2009

On a historical basis, the 7.7% or 138 million euro rise in Polish personal communication services revenues between 2009 and 2010, reflected the positive foreign exchange effect of 147 million euros, partially offset by organic change on a comparable basis, i.e. a 9 million euro decline in revenues.

On a comparable basis, revenues from personal communication services in Poland fell 9 million euros or 0.5% between 2009 and 2010. Excluding cuts to call termination and roaming rates, revenues would have risen 3.1% year-on-year.

The 0.5% decline in revenues from personal communication services in Poland, on a comparable basis, was essentially due to the 3.3% fall in ARPU between 2009 and 2010. This was mainly the result of i) the fall in outgoing call rates after the launch of abundance offers, and ii) the cuts in call termination rates (a 36% reduction in the first quarter 2009 followed by a 23% cut in July 2009), iii) partially offset by:

•

the 5.0% growth in the number of contract customers, which stood at 6,956,000 at December 31, 2010, representing in excess of 332,000 additional customers compared with December 31, 2009. The share of contract customers in the overall customer mix amounted to 48.5% at December 31, 2010 compared to 48.3% at December 31, 2009; and

•

a 17.7% rise in AUPU to 161 minutes, driven by the new abundance offers.

2009 vs. 2008

On a historical basis, revenues from personal communication services in Poland fell 27.2% between 2008 and 2009, to 1,792 million euros in 2009. This decline includes in particular the negative impact of foreign exchange fluctuations, amounting to 466 million euros.

On a comparable basis, revenues from personal communication services in Poland fell 10.2% year-on-year. Excluding the effect of the cuts in call termination and roaming rates, revenues would have fallen 1.3% between 2008 and 2009.

Between 2008 and 2009, the 10.2% decline in revenues from personal communication services in Poland, on a comparable basis, was essentially due to the 9.9% fall in ARPU between December 31, 2008 and December 31, 2009. This was mainly the result of i) the fall in outgoing call prices after the launch of abundance offers and ii) the cuts to call termination rates (a 15% reduction in May 2008, 36% in the first quarter of 2009, and 23% in July 2009), iii) partially offset by:

•

the 7.4% growth in the number of fixed-rated customers, which stood at 6,624,000 at December 31, 2009, representing in excess of 456,000 additional customers compared with December 31, 2008. The share of contract customers in the client mix was 48.3% at December 31, 2009 compared to 43.5% at December 31, 2008. The 3.3% fall in the total number of customers between December 31, 2008 and December 31, 2009 reflected the decline in the number of prepaid customers, related to the last phase of the streamlining of the inactive prepaid customer base. The number of prepaid customers thus fell 925,000 between December 31, 2008 and December 31, 2009; and

•

a 21% rise in AUPU to 136 minutes, driven by the new abundance offers.

Home Communication Services in Poland

2010 vs. 2009

On a historical basis, the 21 million euro or 0.9% fall in revenues from home communication services in Poland between 2009 and 2010 reflected the positive foreign exchange effect of 187 million euros, partially offset by organic change on a comparable basis, i.e. a 209 million euro decline in revenues.

On a comparable basis, the 209 million euro or 8.4% decline in revenues from home communication services in Poland between 2009 and 2010 was driven mainly by a 16.9% dip in “voice” revenues affected by:

•

declining customer numbers for fixed-line telephony, down 814,000, together with a fall in rates. The drop in the number of customers is linked to fixed-line/mobile substitution and customers switching to wholesale buying (increase of 197,000 wholesale clients);

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•

an almost 23% fall in the price of consumer fixed-line/mobile calls;

•

the 0.4% fall in wholesale revenues (337 million euros) due to the cuts in call termination rates partially offset by a rise in numbers of wholesale customers (wholesale customers up 197,000 year-on-year); and

•

the 4.6% fall in broadband revenues (371 million euros) reflecting a 3.7% shrinkage in the customer base (customers down 78,000 year-on-year).

2009 vs. 2008

On a historical basis, revenues from home communication services in Poland fell 23.2% between 2008 and 2009, amounting to 2,281 million euros in 2009. This reduction included the negative impact of foreign exchange fluctuations (563 million euros).

On a comparable basis, revenues from home communication services in Poland fell 5.3% year-on-year, owing mainly to a 17.1% dip in “voice” revenue affected by:

•

declining customer numbers for fixed-line telephony, down 924,000, and a fall in rates. The drop in the number of customers is linked to fixed-line/mobile substitution and customers switching to wholesale buying (increase of 313,000 wholesale clients);

•

the near 30% fall in the price of consumer fixed-line/mobile calls, following three cuts to call termination prices (15% reduction in May 2008, 36% in March 2009, and 23% in July 2009); and

•

the decline in the “voice” traffic market share, which amounted to 75.5% at December 31, 2009, a fall of 2.9 points compared with December 31, 2008.

These effects were partially offset by the increase in revenues from growth services, such as broadband Internet access and data transfer. On a comparable basis, revenues from broadband Internet access rose 6.2% between 2008 and 2009, driven firstly by the 1.1% increase in the number of broadband Internet customers, and secondly by the growth in ARPU, itself driven by the migration of customers to broadband. Finally, wholesale revenues rose 18.6% (with 313,000 additional customers over the period), to 312 million euros in 2009, owing to the increase in the number of wholesale subscriptions.

9.1.3.3.2   Reported EBITDA - Poland

2010 vs. 2009

On a historical basis, the 19.3% or 282 million euro decline in Poland’s Reported EBITDA between 2009 and 2010 mainly reflected organic change on a comparable basis, i.e. a 402 million euro fall in Reported EBITDA, partially offset by a 120 million euro positive impact of foreign exchange fluctuations.

On a comparable basis, the fall of 402 million euros in Poland’s Reported EBITDA was due primarily to:

•

i) the 211 million euro fall in revenues, and ii) the provision of 266 million euros related to the dispute between Danish Polish Telecommunications Group (DPTG) and TP S.A., concerning a contract for the installation and operation of a fiber optic network (see Section 9.1.1.4 Key events in 2010, and Notes 5 and 31 to the consolidated financial statements), partially offset by

•

i) a 27 million euro reduction in labor expenses (voluntary redundancy plan), ii) a 21 million euro fall in overheads, and iii) the 19 million euro reduction in interconnection charges related to falling call termination rates.

2009 vs. 2008

On a historical basis, Poland’s Reported EBITDA fell 31.9% between 2008 and 2009, to 1,462 million euros in 2009. This decrease stemmed for the most part from the negative impact of foreign exchange fluctuations, amounting to 408 million euros year-on-year.

On a comparable basis, Poland’s Reported EBITDA revenues fell 16.0% (279 million euros) between 2008 and 2009, owing to:

•

a 371 million euro fall in revenues;

•

a 25 million euro increase in real estate fees, due to the sale of property now on lease and rising energy prices in Poland;

•

a 33 million euro increase in commercial expenses, which reflects the strengthening of the euro (purchases of mobile handsets are made in euros); partially offset by

•

i) a 107 million euro reduction in interconnection costs, due to cuts in call termination rates, and ii) a 35 million euro fall in restructuring costs and similar items.

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9.1.3.3.3   Operating income - Poland

2010 vs. 2009

On a historical basis, the 139.7% rise in Poland’s operating income between 2009 and 2010, an increase of 134 million euros, reflects the positive impact of foreign exchange fluctuations, of 9 million euros, and organic change on a comparable basis, i.e. a 125 million euro rise in operating income.

On a comparable basis, the 120.2% or 125 million euro rise in Poland’s operating income between 2009 and 2010 primarily reflects the recognition of an impairment loss on goodwill of 433 million euros in 2009 (400 million euros on a historical basis), partially offset by the 89 million euro fall in depreciation and amortization, and by the 402 million euro decline in Reported EBITDA.

2009 vs. 2008

On a historical basis, Poland’s operating income fell 89.9% between 2008 and 2009, amounting to 95 million euros in 2009 compared to 943 million euros in 2008. This decrease was due in part to the negative impact of foreign exchange fluctuations, amounting to 180 million euros year-on-year.

On a comparable basis, Poland’s operating income fell 87.5% between 2008 and 2009, owing to the decline in Reported EBITDA and the recognition of an impairment loss on goodwill of 400 million euros in 2009.

9.1.3.3.4   Capital expenditures on tangible and intangible assets excluding licenses - Poland

2010 vs. 2009

On a historical basis, the 35.6% or 179 million euro rise in capital expenditures on tangible and intangible assets excluding licenses in Poland between 2009 and 2010 reflected the positive impact of foreign exchange fluctuations, of 42 million euros, and organic change on a comparable basis, i.e. a 137 million euro rise in capital expenditures on tangible and intangible assets excluding licenses.

On a comparable basis, the 137 million euro or 25.3% rise in capital expenditures on tangible and intangible assets excluding licenses between 2009 and 2010 mainly reflected increased capital expenditure on access and transmission equipment at clients’ premises, stemming from the terms of the memorandum of understanding signed with the regulator (see Section 9.1.2.5.3 Investment projects). These investments gathered pace during the second half of 2010.

2009 vs. 2008

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses in Poland were down 32.0% compared with 2008, amounting to 500 million euros in 2009. This decrease included the impact of foreign exchange fluctuations, which amounted to 139 million euros year-on-year.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses in Poland fell 16.2%, or 97 million euros, year-on-year. This decrease stemmed from lower investment in the 2G network, computer hardware and customer service centers, while investment in Livebox, modems and routers increased significantly due to the rapid increase in the number of subscribers to ADSL TV, VoIP (Voice over Internet Protocol) and satellite offers.

9.1.3.4   Rest of the World

REST OF THE WORLD (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues	8,248	8,131	7,210	1.4%	14.4%	7,327
Reported EBITDA (2)	2,941	3,114	2,733	(5.6)%	7.6%	2,985
Reported EBITDA/Revenues	35.7%	38.3%	37.9%			40.7%
Operating income	1,380	1,883	1,696	(26.7)%	(18.6)%	1,938
Operating income/Revenues	16.7%	23.1%	23.5%			26.4%
CAPEX (2)	1,248	1,369	1,143	(8.8)%	9.2%	1,303
CAPEX/Revenues	15.1%	16.8%	15.9%			17.8%
Average number of employees	22,789	22,788	20,973	0.0%	8.7%	21,194

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

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The “Rest of the World” reportable segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services outside France, the UK, Poland and Spain, namely in Belgium, Botswana, Cameroon, the Dominican Republic, Egypt, Ivory Coast, Jordan, Kenya, Madagascar, Mali, Moldova, Romania, Senegal, Slovakia and Switzerland.

As from January 1, 2010, interests in jointly controlled entities have been accounted for using the equity method (these interests were previously accounted for using the proportionate consolidation method). The effect of this change in accounting method has been applied retrospectively for the 2008 and 2009 financial years to the Group’s consolidated financial statements (see Notes 1 and 2 to the consolidated financial statements). In the “Rest of the World” reportable segment, the main entities affected by this change in accounting method are Egypt (up to July 13, 2010, see Section 9.1.1.4 Key events in 2010 and Note 3 to the consolidated financial statements), Mauritius and Equatorial Guinea.

9.1.3.4.1   Revenues - Rest of the World

2010 vs. 2009

On a historical basis, the 14.4% or 1,038 million euro increase in Rest of the World revenues between 2009 and 2010 included: i) 114 million euros in gains from foreign exchange fluctuations, ii) gains from changes in the scope of consolidation and other changes of 807 million euros (full consolidation of Mobinil and its subsidiaries in Egypt), as well as iii) organic change on a comparable basis, i.e. a 117 million euro rise in revenues.

On a comparable basis, Rest of the World revenues rose 1.4% or 117 million euros between 2009 and 2010. Excluding regulatory impact, revenues would have risen 3.2% year-on-year.

By geographic area, and on a comparable basis, the main reasons for the 1.4% rise in Rest of the World revenues between 2009 and 2010 were:

•

a 4.9% or 150 million euro rise in Africa and Middle East revenues, driven mainly by:

•

a 94.8% or 64 million euro increase in revenues from new operations (Niger, Central African Republic, Uganda, Guinea-Bissau and Guinea), linked to strong commercial growth (increase of 1.1 million, or 60.4%, in the number of mobile telephony customers),

•

a 9.5% or 43 million euro increase in Ivory Coast revenues, driven by a 44.9% increase in mobile telephony customers, to 5.5 million at December 31, 2010,

•

a 34 million euro or 15.3% rise in revenues in Cameroon, the result of a 27.9% rise in customer numbers (i.e. 778,000 additional customers) between December 31, 2009 and December 31, 2010, and

•

the 10.0% increase in Mali revenues (27 million euros) reflecting a 36.0% rise in customer numbers (1.2 million additional customers) between December 31, 2009 and December 31, 2010;

•

an increase of 1.3% (35 million euros) in Western Europe revenues, mainly due to the 1.8% or 29 million euro rise in revenues in Belgium, driven by 13% (49 million euros) growth in “non-voice” services revenues (which increased from 369 million euros in 2009 to 419 million euros in 2010) and, in particular, revenues generated by text messages (SMS) and multimedia messages (MMS). Customer numbers, meanwhile, increased 135,000, to 3.7 million at December 31, 2010;

•

this was partially offset by the 5.5% or 109 million euro drop in revenues from Central Europe, mainly due to:

•

an 82 million euro or 7.8% fall in Romania’s revenues, as ARPU declined 9% due to the fragile economy, and a fall in customer numbers of 532,000 since December 31, 2009, to 10.5 million at December 31, 2010, and

•

a 7.1% (57 million euros) fall in Slovakia’s revenues, driven by a 3.9% fall in ARPU and regulatory impact that dragged growth down 5 points. This decrease was accompanied by a decline in the number of customers, to 2.9 million at December 31, 2010, i.e. a loss of 22,000 customers since December 31, 2009.

2009 vs. 2008

On a historical basis, Rest of the World revenues fell 1.6% between 2008 and 2009, amounting to 7,210 million euros in 2009. This change includes 80 million euros in gains from foreign exchange fluctuations.

On a comparable basis, Rest of the World revenues fell 2.4% between 2008 and 2009. Excluding regulatory impact, revenues would have fallen 0.3% year-on-year. By geographic area and on a comparable basis, this decrease was mainly the result of:

•

a 12.9% fall in Central Europe revenues (decline of 9.7% excluding regulatory impact), due principally to:

•

a 19.5% fall in Romania’s revenues, owing to the depreciation of the currency, regulatory effects, the fall in ARPU and pressure from competition,

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•

a 5.6% fall in Slovakia’s revenues, owing in particular to the country’s economic situation and regulatory effects (decline of 1.5% excluding regulatory impact), and

•

an 11.8% increase in Moldova’s revenues, the result of customers growing by 129,000 between December 31, 2008 and December 31, 2009;

•

this was partially offset by a 4.0% increase in Africa and Middle East revenues, driven mainly by the 10.3% rise in Mali’s revenues related to the increase of 712,000 in the number of mobile customers, to 3.5 million at December 31, 2009; and

•

to a lesser extent, the 1.1% increase in Western Europe revenues.

9.1.3.4.2   Reported EBITDA - Rest of the World

2010 vs. 2009

On a historical basis, the 7.6% increase in Rest of the World Reported EBITDA between 2009 and 2010, representing a 208 million euro rise, mainly reflects gains from changes in the scope of consolidation and other changes of 343 million euros (full consolidation of Mobinil and its subsidiaries in Egypt), partially offset by a 173 million euro fall in comparable Reported EBITDA.

On a comparable basis, the 173 million euro or 5.6% fall in Rest of the World Reported EBITDA between 2009 and 2010 was mostly attributable to a 289 million euro rise in operating expenses included in the Reported EBITDA calculation, which a 117 million euro increase in revenues only partially offset. The rise in operating expenses included in the Reported EBITDA calculation was due to:

•

an 82 million euro rise in commercial expenses, notably in Belgium (39 million euros), Egypt (15 million euros) and Ivory Coast (11 million euros) to ensure commercial growth, and the Dominican Republic (9 million euros) to confront competitive pressures; and the development of new operations (Niger, Central African Republic, Guinea Bissau, Guinea and Uganda);

•

the rise in other external purchases (property costs, overheads and other external costs) totaling 56 million euros;

•

a 54 million euro increase in service fees and inter-operator costs due to i) the good performance of the wholesale business in Senegal, Ivory Coast and Jordan, ii) rising mobile “voice” traffic, mainly in the new operations (Niger, Central African Republic, Guinea Bissau, Guinea and Uganda), and iii) the development of abundance offers in Romania and Belgium.

2009 vs. 2008

On a historical basis, Rest of the World Reported EBITDA fell 8.4% between 2008 and 2009, amounting to 2,733 million euros. This decrease includes 35 million euros in gains from foreign exchange fluctuations, related mainly to changes in the Egyptian pound, the Slovak crown and the Swiss franc against the euro. This was mainly due to organic change on a comparable basis, i.e., a 285 million euro fall in Reported EBITDA.

On a comparable basis, Rest of the World Reported EBITDA fell 9.4% year-on-year. This decline of 285 million euros between 2008 and 2009 was mainly due to i) the decline in Romania’s Reported EBITDA, on the back of the fall in revenues, ii) the increase in other network expenses and IT expenses, and iii) the impact of the roll-out of new operations (Uganda, Armenia).

9.1.3.4.3   Operating income - Rest of the World

2010 vs. 2009

On a historical basis, the 18.6% decline in Rest of the World operating income between 2009 and 2010, a fall of 316 million euros, mainly includes 167 million euros in gains from changes in the scope of consolidation and other changes (full consolidation of Mobinil and its subsidiaries in Egypt), offset by organic changes on a comparable basis, i.e. a fall of 503 million euros.

On a comparable basis, the 503 million euro decline in Rest of the World operating income between 2009 and 2010 resulted mainly from:

•

i) a 173 million euro decline in Reported EBITDA, ii) a 548 million euro rise in impairment losses, chiefly in Egypt (471 million euros, see Section 9.1.2.2 From Group Reported EBITDA to operating income), iii) an 83 million euro increase in depreciation and amortization, and iv) a 35 million euro decline in the share of profits (losses) of associates, mainly in Egypt and Tunisia;

•

this was partially offset by the remeasurement related to the acquisition of Mobinil (parent company of ECMS) for 336 million euros (see Section 9.1.2.2 From Group Reported EBITDA to operating income and Note 3 to the consolidated financial statements).

2009 vs. 2008

On a historical basis, Rest of the World operating income amounted to 1,696 million euros in 2009 compared to 1,938 million euros in 2008, representing a decrease of 12.5%. This decline includes 26 million euros in gains from foreign exchange fluctuations.

On a comparable basis, Rest of the World operating income fell 13.5% between 2008 and 2009. This decrease was caused by the decline in Reported EBITDA, with the rise in impairment losses offset by the year-on-year fall in depreciation and amortization.

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9.1.3.4.4   Capital expenditures on tangible and intangible assets excluding licenses - Rest of the World

2010 vs. 2009

On a historical basis, the 9.2% increase in capital expenditures on tangible and intangible assets excluding licenses in the Rest of the World between 2009 and 2010, representing a 105 million euro rise, mainly includes 214 million euros in gains from the change in the scope of consolidation (chiefly Egypt), partially offset by organic changes on a comparable basis, i.e. a fall of 121 million euros.

On a comparable basis, the 121 million euro decrease in capital expenditures on tangible and intangible assets excluding licenses in the Rest of the World between 2009 and 2010 was the result of:

•

lower investment, particularly in networks for new operations, notably in Armenia (decrease of 62 million euros), Uganda (decrease of 47 million euros), and Kenya (decrease of 31 million euros), following the large amounts invested in 2009 to roll out these networks; and

•

the tightening of investment spending in Egypt (decrease of 46 million euros).

These factors were partially offset by the increase in capital expenditures on tangible and intangible assets in Mali (increase of 31 million euros), Cameroon (increase of 14 million euros), and Ivory Coast (increase of 12 million euros), in order to handle the growth in mobile service traffic. Moreover, investments rose in Belgium and Switzerland, which posted respective year-on-year increases of 16 and 19 million euros.

2009 vs. 2008

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses in the Rest of the World fell 12.2% year-on-year to 1,143 million euros in 2009 compared to 1,303 million euros in 2008.

On a comparable basis, the 12.3% (160 million euros) fall in capital expenditures on tangible and intangible assets excluding licenses in the Rest of the World between 2008 and 2009 was mainly due to the tightening of investment spending on extending network coverage and the roll-out of the 3G network in mature markets, notably Romania, partially offset by investments in new operations, notably in Armenia and Uganda.

9.1.3.4.5   Acquisitions of telecommunication licenses - Rest of the World

Acquisitions of telecommunication licenses in the Rest of the World amounted to 227 million euros in 2010 and mainly comprised i) the acquisition of the second 3G frequency spectrum license in Egypt for 145 million euros (the first frequency spectrum license was acquired in 2008), and ii) the extension of the 2G license in Belgium for 74 million euros.

In 2009, acquisitions of telecommunication licenses in the Rest of the World represented 65 million euros on a historical basis, including 51 million euros for the acquisition of the 3G license in Jordan.

In 2008, acquisitions of telecommunication licenses in the Rest of the World represented 71 million euros on a historical basis, including 52 million euros for the acquisition of the 2G/3G license in Armenia.

9.1.3.5   Enterprise

ENTERPRISE (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues	7,216	7,579	7,532	(4.8)%	(4.2)%	7,757
Reported EBITDA (2)	1,299	1,381	1,499	(5.9)%	(13.3)%	1,505
Reported EBITDA/Revenues	18.0%	18.2%	19.9%			19.4%
Operating income	958	999	1,123	(4.1)%	(14.7)%	1,113
Operating income/Revenues	13.3%	13.2%	14.9%			14.4%
CAPEX (2)	318	299	298	6.2%	6.7%	354
CAPEX/Revenues	4.4%	3.9%	4.0%			4.6%
Average number of employees	20,543	20,681	20,401	(0.7)%	0.7%	20,285

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “Entreprises” operating segment covers communication solutions and services for businesses in France and worldwide.

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9.1.3.5.1   Revenues - Enterprise

On a historical basis, Enterprise revenues fell 4.2% between 2009 and 2010 to 7,216 million euros, a decrease of 316 million euros, partially offset by 59 million euros in year-on-year gains from foreign exchange fluctuations.

On a comparable basis, the 363 million euro reduction in Enterprise revenues between 2009 and 2010, a fall of 4.8%, reflects the decline in sales since the second quarter of 2009 in a more difficult economic environment.

Fixed-line Telephony and Traditional Data Services

2010 vs. 2009

On a comparable basis, the 12.6% fall in revenues from fixed-line telephony and traditional data services between 2009 and 2010 was mainly due to the 15.6% decline in traditional data services.

The 11.6% fall in revenues from Traditional fixed-line telephony between 2009 and 2010 stemmed from i) the 12.8% fall in enterprise calling services (a downward trend on the fixed-line telephony market, partially related to its substitution by other means of communication, such as text messages (SMS) and instant messaging), ii) the downturn in “voice” access revenues, owing to the 8.7% year-on-year reduction in the number of telephone lines, reflecting streamlining on the part of customers in a more challenging environment and the growing numbers of customers switching to VoIP (Voice over Internet Protocol), as well as stronger competition with the growth in wholesale telephone service subscriptions, and iii) the 11.9% decline in revenues from customer relations services (call centers), related to the application of the French Economic Modernization Act and the substitution of these services by the Internet.

At the same time, revenues from Traditional data services fell 15.6% between 2009 and 2010. The migration of enterprise networks to newer technologies continued in 2010, at a faster pace than in 2009.

2009 vs. 2008

On a comparable basis, the 8.4% decrease in revenues from fixed-line telephony and traditional data services between 2008 and 2009 was mainly due to a more marked drop in revenues from fixed-line telephony in the second half of the year.

The 8.2% decline in revenues from Traditional fixed-line telephony between 2008 and 2009 stemmed from i) the 10.4% fall in enterprise calling services (a downward trend on the fixed-line telephony market, measured by interconnection and adjusted to account for seasonal variations), ii) the downturn in “voice” access revenues, owing to the 5.8% year-on-year reduction in the number of telephone lines, reflecting streamlining on the part of customers in a more challenging environment and the growing numbers of customers switching to VoIP (Voice over Internet Protocol), as well as stronger competition owing to the regulated cuts to wholesale prices for telephone service subscriptions, and iii) the marked decline in revenues from customer relations services (call centers), related to the application of the French Economic Modernization Act and the substitution of these services by the Internet.

At the same time, revenues from Traditional data services fell 9.1% between 2008 and 2009. The migration of business networks to newer technologies continued in 2009 at the same pace as in 2008, after the significant switchovers in previous years.

Enhanced Network Services

2010 vs. 2009

On a comparable basis, revenues from enhanced network services increased 0.5% between 2009 and 2010, owing to the 5.2% rise in enhanced infrastructure services (mainly high capacity broadband access), reflecting the growth of services such as MAN Ethernet. These fast-growing services (8.7% in 2010 for Ethernet VPN in France, comprising the aforementioned service) were partially offset by the 12.1% decline in roaming solutions (Business Everywhere).

The maturity of the IP-VPN market, which declined 0.6%, was offset by the 4.8% rise in Internet access and the 33.9% increase in VoIP (Voice over Internet Protocol) services (access and traffic). The sustained growth in VoIP services (access and traffic) now represents a significant proportion of overall growth.

2009 vs. 2008

On a comparable basis, revenues from enhanced network services rose 4.1% between 2008 and 2009, sustained by annual growth of 3.5% in IP network services. The pace of this growth is slowing down due to low growth in IP-VPN access volumes, partially offset by higher speeds and growth in Internet access and VoIP services (access and traffic). The sustained growth in VoIP services (access and traffic) now represents a significant proportion of overall growth.

At the same time, the growth in revenues from enhanced infrastructure services reflected the development of high capacity services, such as MAN Ethernet and Ethernet LINK.

Integration and Outsourcing services of Critical Communication Applications

2010 vs. 2009

On a comparable basis, revenues from integration and outsourcing of critical communication applications fell 2.5% between 2009 and 2010. Despite a very difficult start to the year caused by a slowdown in commercial activity since 2009 and the delayed impact of some customer projects, the downward trend gradually stabilized and the number of contracts signed increased from mid-2010.

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2009 vs. 2008

On a comparable basis, revenues from integration and outsourcing of critical communication applications rose 1.7% between 2008 and 2009, on an IT and telecommunications services market estimated by all industry analysts to have declined year-on-year. Despite the fact that the division’s positioning made it possible to limit the negative impact, revenues, which continued to increase in the first half of 2009, fell in the second half of the year due to a slowdown in commercial activity, the delaying of certain customer projects and the termination of contracts deemed unprofitable.

Other Business Services

2010 vs. 2009

On a comparable basis, revenues from other business services fell 4.1% between 2009 and 2010, compared with a decrease of 9.8% between 2008 and 2009. This slight reduction reflected a marked upturn in sales of network equipment, while the broadcasting business returned to growth, increasing 3.8%.

2009 vs. 2008

On a comparable basis, revenues from other business services fell 9.8% between 2008 and 2009, owing to the sharp decline in sales of network equipment more sensitive to the economic downturn, while the broadcasting business continued to grow.

9.1.3.5.2   Reported EBITDA - Enterprise

2010 vs. 2009

On a historical basis, the 13.3% (200 million euros) fall in Enterprise Reported EBITDA between 2009 and 2010 included i) the negative impact of foreign exchange fluctuations, amounting to 29 million euros year-on-year, ii) the negative impact of changes in the scope of consolidation and other changes, amounting to 89 million euros, due principally to the application of brand royalties in 2010 and the transfer of business customers from the Enterprise operating segment to the France operating segment, and iii) organic changes on a comparable basis, representing a reduction of 82 million euros in Reported EBITDA.

On a comparable basis, the fall of 82 million euros (5.9%) in Enterprise Reported EBITDA between 2009 and 2010 was mainly due to the 363 million euro decline in revenues, mostly offset by the 288 million euro decrease in external purchases relating to i) the fall in service fees and inter-operator costs related to the decline in sales, and ii) the optimization of other costs. Against a background of a sharp downturn in sales, the plans to cut direct costs, the international profitability programs plus the indirect cost drives made it possible to limit the reduction in Reported EBITDA and to maintain profitability.

2009 vs. 2008

On a historical basis, Enterprise Reported EBITDA amounted to 1,499 million euros in 2009, down 0.4% compared with 2008, and included 70 million euros in year-on-year gains from foreign exchange fluctuations.

On a comparable basis, Enterprise Reported EBITDA fell 4.9% between 2008 and 2009. The ratio of Reported EBITDA to revenues came to 19.9% in 2009, representing a slight reduction of 0.3 points on 2008, including a negative impact of 0.4 points due to the provision relating to the implementation of the “Part-Time for Seniors” plan following on from the agreement on the employment of seniors signed in November 2009 (see Section 9.1.1.4 Key events in 2010, and Notes 5 and 23 to the consolidated financial statements). This decline reflects the sharp downturn in sales, particularly during the second half of the year, combined with transformational effects (IP solutions, the increasing proportion of services), but it was limited by the adjustment of operating expenses used to determine Reported EBITDA and by the improvement of connectivity and service gross margins. It also includes the negative impact of the tax on services provided by electronic communications operators (audiovisual tax of 0.9% of taxable revenues), which came into effect in France in March 2009.

9.1.3.5.3   Operating income - Enterprise

2010 vs. 2009

On a historical basis, Enterprise operating income amounted to 958 million euros in 2010, down 14.7% compared with 2009, including i) the negative impact of foreign exchange fluctuations, amounting to 35 million euros year-on-year, ii) the negative impact of other changes, amounting to 89 million euros, and iii) organic changes on a comparable basis, namely a reduction of 41 million euros in operating income.

On a comparable basis, Enterprise operating income fell 41 million euros, i.e. 4.1%, between 2009 and 2010, as a result of the lower Reported EBITDA, partially offset by lower depreciation and amortization and by the year-on-year decrease in the impairment loss on fixed assets.

2009 vs. 2008

On a historical basis, Enterprise operating income amounted to 1,123 million euros in 2009, up 0.8% compared with 2008, and included 71 million euros in year-on-year gains from foreign exchange fluctuations.

On a comparable basis, Enterprise operating income fell 5.0% between 2008 and 2009, owing to the decrease in Reported EBITDA. Overall, depreciation and amortization remained stable year-on-year.

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9.1.3.5.4   Capital expenditures on tangible and intangible assets excluding licenses - Enterprise

2010 vs. 2009

On a historical basis, Enterprise capital expenditures on tangible and intangible assets excluding licenses rose 6.7% between 2009 and 2010, to 318 million euros in 2010. This increase was chiefly due to organic changes on a comparable basis, amounting to 19 million euros.

On a comparable basis, Enterprise capital expenditures on tangible and intangible assets excluding licenses rose 6.2% year-on-year, to 318 million euros in 2010. This increase was mainly due to a recovery in IT investments, resulting from both the development of integration and outsourcing of critical communication applications offers and the desire to modernize and transform the internal IT system at Orange Business Services.

2009 vs. 2008

On both a historical and a comparable basis, Enterprise capital expenditures on tangible and intangible assets excluding licenses fell 15.9% year-on-year, to 298 million euros in 2009. Capital expenditure in 2009 related to connectivity and services. The year-on-year decline stemmed primarily from a more selective investment policy and a decrease in service activities.

9.1.3.6   International Carriers & Shared Services

INTERNATIONAL CARRIERS & SHARED SERVICES (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues	1,600	1,529	1,387	4.6%	15.3%	1,348
Reported EBITDA (2)	(661)	(1,370)	(1,427)	(51.8)%	(53.7)%	(281)
Reported EBITDA/Revenues	(41.3)%	(89.7)%	(102.8)%			(21.0)%
Operating income	(1,354)	(1,993)	(2,051)	32.1%	34.0%	(1,042)
Operating income/Revenues	(84.6)%	(130.3)%	(147.7)%			(77.4)%
CAPEX (2)	312	506	500	(38.4)%	(37.6)%	868
CAPEX/Revenues	19.5%	33.1%	36.0%			64.4%
Average number of employees	14,700	14,923	14,853	(1.5)%	(1.0)%	16,069

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “International Carriers & Shared Services” operating segment (hereinafter referred to as “IC & SS”) covers i) the roll-out of the international and long-distance network, installation and maintenance of submarine cables and sales and services to international carriers, and ii) shared services including the support and cross-divisional functions across the entire Group and the new growth drivers (Content, Health, Online Advertising). For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling. This operating segment also includes the share of profits (losses) stemming from the equity-method accounting used for Everything Everywhere in the United Kingdom since April 1, 2010, the date on which it was created.

9.1.3.6.1   Revenues - International Carriers & Shared Services

2010 vs. 2009

On a historical basis, revenues from IC & SS increased 15.3% to 1,600 million euros, including 1,071 million euros in non-Group revenues. This increase mainly included i) 140 million euros in gains from changes in the scope of consolidation and other changes, corresponding principally to the transfer of hubbing from the France operating segment to the IC & SS operating segment, and ii) organic changes on a comparable basis, representing a 71 million euro increase in revenues.

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On a comparable basis, the 71 million euro increase in revenues from IC & SS, i.e. up 4.6% between 2009 and 2010, reflected the growth in services to international carriers and, to a lesser extent, an increase in revenues from the Group’s new growth businesses and R&D licenses.

Revenues from International Carriers, which amounted to 1,369 million euros in 2010, including 867 million euros in non-Group revenues, increased 3.2% compared with 2009. This growth stemmed from an 18% increase in volume (i.e. 13% in absolute terms) in transit traffic to international mobile destinations. This increase was partially offset by the 23% reduction in incoming roaming revenues, primarily on the back of the rate cuts imposed by the regulator in July 2009 and July 2010 and, to a lesser extent, the 3% fall in traffic.

The rise in revenues from Shared Services stemmed from the increase in the cinematographic co-production activities of the Studio 37 subsidiary and the good performance of R&D licenses.

2009 vs. 2008

On a historical basis, revenues from IC & SS increased 2.9% to 1,387 million euros, including 986 million euros in non-Group revenues.

On a comparable basis, revenues from IC & SS rose 3.2% (41 million euros) between 2008 and 2009. This growth reflected the expansion in the services to international carriers business and, to a lesser extent, the rise in revenues from the Group’s new growth businesses.

Revenues from International Carriers, which amounted to 1,208 million euros in 2009, increased from 2008. This growth was driven by a 28% increase in transit traffic volumes to international mobile destinations (i.e. 26% in absolute terms) and by a 20% rise in the installation and maintenance of submarine cables. This increase was partially offset by the 16% reduction in incoming roaming revenues, primarily on the back of the rate cuts imposed by the regulator from July 1, 2009 and, to a lesser extent, the 4% fall in traffic.

The fall in revenues from Shared Services stemmed from the decline in the Goa games business and the discontinuation of customer service centers in the Netherlands, partially offset by the Studio 37 subsidiary’s new cinematographic co-production business.

9.1.3.6.2   Reported EBITDA - International Carriers & Shared Services

2010 vs. 2009

IC & SS Reported EBITDA stood at minus 661 million euros in 2010 compared with minus 1,427 million euros in 2009 on a historical basis and minus 1,370 million euros on a comparable basis.

On a historical basis, the 766 million euro increase in IC & SS Reported EBITDA between 2009 and 2010 was mainly due to i) 66 million euros in gains from changes in the scope of consolidation and other changes, partially offset by ii) the negative impact of foreign exchange fluctuations, amounting to 9 million euros, and iii) organic changes on a comparable basis, representing an increase of 709 million euros.

On a comparable basis, the 709 million euro rise in IC & SS Reported EBITDA was mainly the result of:

•

i) the 964 million euro expense recorded in 2009 relating to the General Court of the European Union’s ruling concerning the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.2.1.7 General Court of the European Union’s ruling of November 30, 2009, and Notes 17, 25, 29 and 31 to the consolidated financial statements), ii) the growth in the use of shared projects for the Group, ii) the increase in intercompany rebilling of purchases of content rights, iv) the improved gains (losses) on disposal of assets, and v) savings generated by the cost rationalization program;

•

this was partially offset by i) the increase in restructuring costs and similar items, owing mainly to a provision of 547 million euros related to the restructuring of the Orange sport and Orange cinema series businesses in France (see Section 9.1.2.1.6 Restructuring costs and similar items, and Notes 7, 24 and 30 to the consolidated financial statements), ii) the increased expenses in connection with the new growth businesses, and iii) the increase in interconnection charges resulting from the rise in revenues from International Carriers.

2009 vs. 2008

On a historical basis, IC & SS Reported EBITDA was minus 1,427 million euros, compared with minus 281 million euros in 2008.

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On a comparable basis, IC & SS Reported EBITDA fell 1,256 million euros between 2008 and 2009. The decline in Reported EBITDA was mainly due to:

•

i) the 964 million euro expense relating to the General Court of the European Union’s ruling concerning the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.2.1.7 General Court of the European Union’s ruling of November 30, 2009, and Notes 17, 25, 29 and 31 to the consolidated financial statements), ii) the provision of 80 million euros relating to the implementation of the “Part-Time for Seniors” plan, following on from the agreement on the employment of seniors signed in November 2009 (see Section 9.1.1.4 Key events in 2010, and Notes 5 and 23 to the consolidated financial statements), and iii) the growth in purchases of content rights related to the opening of the Orange sport channel in August 2008 and the Orange cinema series channel in November 2008;

•

this was partially offset by i) the rise in revenues, ii) the reversal of impairment losses on shares in Sonaecom, amounting to 46 million euros, and iii) the savings generated by the cost rationalization program.

9.1.3.6.3   Operating income - International Carriers & Shared Services

2010 vs. 2009

IC & SS operating income was minus 1,354 million euros in 2010 compared with minus 2,051 million euros on a historical basis and minus 1,993 million euros on a comparable basis.

On a historical basis, the 697 million euro increase in IC & SS operating income between 2009 and 2010 was mainly due to i) the positive impact of changes in the scope of consolidation and other changes, amounting to 68 million euros, ii) the negative impact of foreign exchange fluctuations, amounting to 10 million euros, and iii) organic changes on a comparable basis, representing an increase of 639 million euros.

On a comparable basis, the 639 million euro rise in IC & SS operating income between 2009 and 2010, an increase of 32.1%, was mainly the result of i) a 709 million euro increase in Reported EBITDA, partially offset by ii) a 92 million euro fall in the share of profits (losses) of associates between 2009 and 2010, primarily stemming from the recognition of the share of losses at Everything Everywhere in 2010, amounting to 49 million euros, and the recognition of the reversal of impairment losses on shares in Sonaecom in 2009, amounting to 46 million euros.

Additional information regarding the activities of Everything Everywhere (the key financial and operating indicators) can be found in Section 9.1.3.7 Additional information on the activities of Everything Everywhere.

2009 vs. 2008

On a historical basis, the IC & SS operating segment posted operating income of minus 2,051 million euros in 2009. It was also negative in 2008, at minus 1,042 million euros.

On a comparable basis, IC & SS operating income fell 1,122 million euros between 2008 and 2009. The decline in IC & SS operating income was due to the 1,256 million euro fall in Reported EBITDA and a 102 million euro rise in depreciation and amortization related to recent investments made in the field of innovation (concerning, for example, customer service centers for new VoIP and television technologies) and in content activities, carried out by the Studio 37 subsidiary.

9.1.3.6.4   Capital expenditures on tangible and intangible assets excluding licenses - International Carriers & Shared Services

2010 vs. 2009

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses for IC & SS, which amounted to 312 million euros in 2010, were down 37.6% on 2009.

On a comparable basis, the 194 million euro decline in capital expenditures on tangible and intangible assets excluding licenses from IC & SS compared with 2009 was due to investments on shared projects, now split across a number of operating segments.

2009 vs. 2008

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses for IC & SS, which amounted to 500 million euros in 2009, were down 42.4% on 2008.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses for IC & SS were down 42.2% on 2008. This decline mainly stemmed from the one-off deal to buy back operating premises in France, carried out in 2008. This program of asset acquisitions from Foncière des Régions amounted to 163 million euros in 2008.

9.1.3.7   Additional information on the activities of Everything Everywhere

Everything Everywhere has encompassed all personal (mobile telephony) and home (Internet services) communication services of the joint venture between Orange and T-Mobile in the United Kingdom since April 1, 2010. Owned 50/50 by France Telecom and Deutsche Telekom, the Everything Everywhere joint venture is accounted for using the equity method (see Section 9.1.1.4 Key events in 2010, and Notes 3 and 14 to the consolidated financial statements).

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The data presented below is fully-consolidated Everything Everywhere data in pounds sterling.

EVERYTHING EVERYWHERE

EVERYTHING EVERYWHERE (100% and in millions of pounds sterling)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	Chg. (%) on a comparable basis (1)
Revenues	5,298	5,406	(2.0)%
Reported EBITDA (2)	837	1,070	(21.8)%
Reported EBITDA/Revenues	15.8%	19.8%
CAPEX (2)	321	390	(17.7)%
CAPEX/Revenues	6.1%	7.2%

(1)  Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

On a comparable basis, Everything Everywhere’s revenues fell 2.0% over nine months between 2009 and 2010, dragged down by regulatory effects. Excluding regulatory impact, revenues would have risen 1.5% between 2009 and 2010. The number of contract customers increased 8.9% between December 31, 2009 and December 31, 2010. Between April 1, 2010 and December 31, 2010, the net increase in the number of contract customers amounted to 752,000, up 33% on the same period in 2009. This growth also reflected an increase in the proportion of contract customers in the overall customer base, standing at 44% at December 31, 2010 compared to 40% at December 31, 2009.

On a comparable basis, Everything Everywhere’s adjusted EBITDA fell 21.8% over nine months between 2009 and 2010, affected in particular by restructuring costs. The adjusted EBITDA, before restructuring costs, brand royalties and management fees, came to 1,023 million pounds sterling for the 9 months ended December 31, 2010, down 12.6% on 2009 on a comparable basis. Excluding regulatory impact, the adjusted EBITDA fell 8.6% between 2009 and 2010. This reduction was mainly due to an increase in commercial expenses incurred in particular in order to increase the number of contract customers.

In 2010, Everything Everywhere paid out 646 million pounds sterling in dividends to its shareholders, France Telecom and Deutsche Telekom.

EVERYTHING EVERYWHERE (100%)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	Chg. (%) on a comparable basis (1)
Revenues (2)	5,298	5,406	(2.0)%
Mobile services revenues (2)	4,748	4,816	(1.4)%
Personal communication services
Number of mobile customers (3)	27,214	27,279	(0.2)%
of which number of contract customers (3)	11,948	10,974	8.9%
of which number of prepaid customers (3)	15,266	16,305	(6.4)%
Monthly ARPU in the fourth quarter (in pounds sterling)	19.7	19.6	0.5%
Monthly AUPU in the fourth quarter (in minutes)	196	195	0.5%
Home communication services
Number of residential customers (3)	770	896	(14.1)%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) In millions of pounds sterling. (3) In thousands. At end of period.

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9.1.4   Cash flows, equity and financial debt

This section presents, for the France Telecom Group, i) an analysis of liquidity and cash flows, with a presentation of organic cash flow, net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities, ii) equity, and iii) financial debt and funding sources.

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profits (losses) of associates (Reported EBITDA), capital expenditures on tangible and intangible assets excluding licenses (CAPEX) and organic cash flow are not financial aggregates defined by IFRS. For further information on the calculation of the Reported EBITDA, CAPEX and organic cash flow, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the appended Financial glossary.

9.1.4.1   Liquidity and cash flows

SIMPLIFIED CONSOLIDATED STATEMENT OF CASH FLOWS (1) (in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Net cash provided by operating activities	12,588	14,003	14,743
Net cash used in investing activities	(5,951)	(5,397)	(7,167)
Net cash used in financing activities	(6,117)	(9,554)	(6,706)
Net change in cash and cash equivalents	520	(948)	870
Effect of foreign exchange fluctuations on cash and cash equivalents and other non-monetary effects	103	59	(128)
Cash and cash equivalents at beginning of period	3,805	4,694	3,952
Cash and cash equivalents at end of period	4,428	3,805	4,694
(1) For additional details, see Consolidated statement of cash flows and Note 29 to the consolidated financial statements.

Following the General Court of the European Union’s ruling of November 30, 2009 concerning the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003, a 964 million euro expense was recognized in 2009 with no effect on 2009 operating cash flow. The sum had been placed in an escrow account in 2007 and 2008 and had generated 53 million euros of interest not recognized as income as of November 30, 2009 (see Section 9.1.2.1.7 General Court of the European Union’s ruling of November 30, 2009 and Notes 17, 25 and 31 to the consolidated financial statements). The transfer of the sum put in escrow to the French government in January 2010 does not affect 2010 cash flow since the negative effect of 964 million euros on net cash provided by operating activities was offset by a positive effect of 964 million euros on net cash used in investing activities (see Note 29 to the consolidated financial statements).

The transfer of the escrowed amount of 964 million euros to the French government in January 2010 affected 2010 organic cash flow.

9.1.4.1.1   Organic cash flow

Organic cash flow is not a financial aggregate defined by IFRS. For further information on the calculation of organic cash flow and the reasons why the France Telecom Group uses this aggregate, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the appended Financial Glossary.

As with the Consolidated statement of cash flows, the items comprising organic cash flow presented in the table below include the cash flows of Orange in the United Kingdom up to April 1, 2010, the date of its disposal. They do not include the cash flows of the Everything Everywhere joint venture in the United Kingdom since it is accounted for using the equity method (see Notes 3 and 29 to the consolidated financial statements).

In 2010, organic cash flow included 369 million euros in dividends paid out by the Everything Everywhere joint venture in the United Kingdom (see Notes 14 and 29 to the consolidated financial statements).

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ORGANIC CASH FLOW

ORGANIC CASH FLOW (in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Reported EBITDA (including Orange in the United Kingdom up to April 1, 2010)	14,474	15,191	18,076
Reported EBITDA of continuing operations	14,337	14,264	16,831
Reported EBITDA of discontinued operations excluding the gain on disposal of Orange in the United Kingdom in 2010 (960 million euros) (2)	137	939	1,204
Eliminations and other	-	(12)	41
CAPEX (including Orange in the United Kingdom up to April 1, 2010)	(5,590)	(5,396)	(6,585)
CAPEX of continuing operations	(5,522)	(5,041)	(6,132)
CAPEX of discontinued operations	(68)	(355)	(453)
Reported EBITDA - CAPEX (including Orange in the United Kingdom up to April 1, 2010)	8,884	9,795	11,491
Interest paid and interest rate effects on derivatives, net (net of dividends and interest income received)	(1,422)	(1,491)	(2,132)
Income tax paid	(535)	(576)	(805)
Decrease (increase) in the total working capital requirement (3)	(646)	771	169
General Court of the EU ruling of November 30, 2009 (4)	(964)	964	-
Other	318	(193)	169
Increase (decrease) in amounts due to suppliers of property, plant and equipment and intangible assets excluding licenses (CAPEX)	112	(401)	(200)
Telecommunication licenses paid	(474)	(80)	(100)
Proceeds from disposal of property, plant and equipment and intangible assets	64	92	232
Other items (5)	717	108	(565)
Organic cash flow	6,700	8,218	8,090
Organic cash flow attributable to owners of the parent	6,080	7,618	7,326
Organic cash flow attributable to non-controlling interests	620	600	764
Additional information
Payments made under the early retirement plan (6)	(313)	(484)	(661)
Other restructuring costs and similar items paid	(192)	(268)	(411)

(1)  Disposal of Orange in the United Kingdom on April 1, 2010 (see beginning of Section 9.1 Analysis of the Group’s financial position and earnings, Segment information and Note 3 to the consolidated financial statements).

(2)  Non-monetary item included in Reported EBITDA (see Consolidated statement of cash flows and Note 3 to the consolidated financial statements).

(3)  See appended Financial glossary.

(4)  Legal dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.2.1.7 General Court of the European Union’s ruling of November 30, 2009 and Notes 29 and 31 to the consolidated financial statements).

(5)  Primarily including the effect of the elimination of non-monetary items included in Reported EBITDA.

(6)  See Notes 23 and 24 to the consolidated financial statements.

ADJUSTED ORGANIC CASH FLOW

ADJUSTED ORGANIC CASH FLOW (in millions of euros)		Financial years ended December 31st
		2010	2009 on a historical basis	2008 on a historical basis
Organic cash flow	(a)	6,700	8,218	8,090
General court of the EU ruling of novembre 30, 2009 (1)	(b)	(964)	-	-
Acquisition os spectrum and frequencies (2)	(c)	(446)	-	-
Adjusted organic cash flow	(a-b-c)	8,110	8,218	8,090

(1)  Legal dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.2.1.7 General Court of the European Union’s ruling of November 30, 2009 and Notes 29 and 31 to the consolidated financial statements).

(2)  Includes the acquisition of spectrum and frequencies in France for 285 million euros, in Egypt for 145 million euros and in Belgium for 16 million euros.

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2010 vs. 2009

Excluding the payment of 964 million euros relating to the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.2.1.7 General Court of the European Union’s ruling of November 30, 2009 and Notes 29 and 31 to the consolidated financial statements) and excluding the acquisition of spectrum and frequencies for 446 million euros, France Telecom’s adjusted organic cash flow amounted to 8,110 million euros in 2010, as compared with 8,218 million euros in 2009, down 108 million euros.

2009 vs. 2008

France Telecom’s organic cash flow was 8,218 million euros in 2009 as compared with 8,090 million euros in 2008, an increase of 128 million euros.

9.1.4.1.2   Net cash provided by operating activities

The net cash provided by operating activities amounted to 12,588 million euros in 2010, down 1,415 million euros from 2009 (14,003 million euros). The net cash provided by operating activities was 14,743 million euros in 2008.

2010 vs. 2009

(in millions of euros)	Financial years ended December 31st
Net cash provided by operating activities in 2009	14,003
Change in the total working capital requirement	(1,417)
General Court of the EU ruling of November 30, 2009 (1)	(1,928)
Other	511
Decrease in the Reported EBITDA of discontinued operations (2) excluding the gain on disposal of Orange in the United Kingdom in 2010 (960 million euros) (3)	(802)
Increase in the Reported EBITDA of continuing operations	73
Decrease in interest paid and interest rate effects on derivatives, net (net of dividends and interest income received)	69
Decrease in income tax paid	41
Other items (4)	621
Elimination of the provisions covering (i) the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France in 2009 and 2010, (ii) the restructuring of the Orange sport and Orange cinéma series businessesin 2010, and (iii) the dispute between DPTG and TP S.A. in Poland in 2010 (5)	736
Other	(115)
Net cash provided by operating activities in 2010	12,588

(1)  Legal dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.2.1.7 General Court of the European Union’s ruling of November 30, 2009 and Notes 29 and 31 to the consolidated financial statements). 964 million euro reduction in the total working capital requirement in 2010 following an improvement of 964 million euros in the total working capital requirement in 2009.

(2)  Disposal of Orange in the United Kingdom on April 1, 2010 (see beginning of Section 9.1 Analysis of the Group’s financial position and earnings, Segment information and Note 3 to the consolidated financial statements).

(3)  Non-monetary item included in Reported EBITDA (see Consolidated statement of cash flows and Note 3 to the consolidated financial statements).

(4)  Primarily including the effect of the elimination of non-monetary items included in Reported EBITDA.

(5)  Non-monetary items included in Reported EBITDA (see Section 9.1.1.4 Key events in 2010 and Section 9.1.2.1.8 Reported EBITDA).

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2009 vs. 2008

(in millions of euros)	Financial years ended December 31st
Net cash provided by operating activities in 2008	14,743
Decrease in the Reported EBITDA of continuing operations	(2,567)
Decrease in the Reported EBITDA of discontinued operations (1)	(265)
Decrease in interest paid and interest rate effects on derivatives, net (net of dividends and interest income received) (2)	641
Change in the total working capital requirement	602
General Court of the EU ruling of November 30, 2009 (3)	964
Other	(362)
Decrease in income tax paid	229
Other items (4)	620
Elimination of the provision covering the implementation of the “Part-Time for Seniors” plan in 2009 (5)	569
Other	51
Net cash provided by operating activities in 2009	14,003

(1)  Sale of Orange in the United Kingdom on April 1, 2010 (see beginning of Section 9.1 Analysis of the Group’s financial position and earnings, Segment information and Note 3 to the consolidated financial statements).

(2)  Including, in 2009, 563 million euros in payments collected from winding down hedging derivatives and from the repurchase of Perpetual bonds redeemable for shares (TDIRAs).

(3)  Legal dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.2.1.7 General Court of the European Union’s ruling of November 30, 2009 and Notes 29 and 31 to the consolidated financial statements).

(4)  Primarily including the effect of the elimination of non-monetary items included in Reported EBITDA.

(5)  Non-monetary item included in Reported EBITDA (see Section 9.1.1.4 Key events in 2010 and Section 9.1.2.1.8 Reported EBITDA).

9.1.4.1.3   Net cash used in investing activities

The net cash used in investing activities amounted to 5,951 million euros in 2010 as against 5,397 million euros in 2009, and 7,167 million euros in 2008.

ACQUISITIONS AND PROCEEDS FROM SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

ACQUISITIONS AND PROCEEDS FROM SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (NET OF THE CHANGE IN AMOUNTS DUE TO FIXED ASSETS SUPPLIERS) (in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Acquisitions of property, plant and equipment and intangible assets (1)	(6,102)	(5,454)	(6,657)
CAPEX of continuing operations	(5,522)	(5,041)	(6,132)
CAPEX of discontinued operations (2)	(68)	(355)	(453)
Telecommunication licenses	(512)	(58)	(72)
Increase (decrease) in amounts due to fixed assets suppliers	150	(423)	(228)
Proceeds from sales of property, plant and equipment and intangible assets	64	92	232
GROUP TOTAL	(5,888)	(5,785)	(6,653)

(1)  See Section 9.1.2.5 Group capital expenditures and Segment information in the consolidated financial statements.

(2)  Disposal of Orange in the United Kingdom on April 1, 2010 (see beginning of Section 9.1 Analysis of the Group’s financial position and earnings, Segment information and Note 3 to the consolidated financial statements).

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ACQUISITIONS AND PROCEEDS FROM SALES OF INVESTMENT SECURITIES

The cash flows from the acquisition of and proceeds from the sale of investment securities net of the cash acquired or transferred, are presented as part of cash flow used in investing activities except for the monetary transactions between shareholders that do not result in a loss of control. Following the application of IAS 7 since January 1, 2010 as amended by IAS 27R, these transactions are now classified retroactively as cash flows used in financing activities and no longer as cash flows used in investing activities (see Section 9.1.4.1.4 Net cash used in financing activities and Notes 1 and 2 to the consolidated financial statements).

ACQUISITIONS AND PROCEEDS FROM SALES OF INVESTMENT SECURITIES (NET OF CASH ACQUIRED OR TRANSFERRED) (1) (in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Acquisitions of investment securities (net of cash acquired)	(1,065)	(143)	(192)
Acquisition of 40% of Medi Telecom (2)	(744)	-	-
Acquisition of control of Mobinil (parent company of ECMS) (2)	(152)
Acquisition of 100% of KPN Belgium Business (now known as Mobistar Business Services) by Mobistar	(61)	-	-
Acquisition of 100% of LinkDotNet and Link Egypt by ECMS (2)	(41)	-	-
Acquisition of 49% of Orange Tunisia (2) (3)	-	(95)	-
Acquisition of Compagnie Européenne of Téléphonie (CET, 12.9% in 2009 and 48.5% in 2008) (company owning Photo Station and Photo Service) (3)	-	(20)	(32)
Contribution of 53% to the creation of Orange Uganda Limited	-	-	(40)
Acquisition of 100% of Cityvox	-	-	(30)
Other acquisitions	(67)	(28)	(90)
Proceeds from sales of investment securities (net of cash transferred)	(19)	11	56
GROUP TOTAL	(1,084)	(132)	(136)
(1) See Note 3 to the consolidated financial statements. (2) See Section 9.1.1.4 Key events in 2010. (3) Notes 3, 14 and 30 to the consolidated financial statements.

OTHER CHANGES IN SECURITIES AND OTHER FINANCIAL ASSETS

OTHER DECREASES (INCREASES) IN SECURITIES AND OTHER FINANCIAL ASSETS (in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Negotiable debt securities	(600)	608	(120)
Escrow deposit relating to the General Court of the EU ruling of November 30, 2009 (1)	964	-	(207)
Partial redemption of the loan granted to Everything Everywhere (2)	706	-	-
Other	(49)	(88)	(51)
GROUP TOTAL	1,021	520	(378)

(1)  Legal dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.2.1.7 General Court of the European Union’s ruling of November 30, 2009 and Notes 17, 25, 29 and 31 to the consolidated financial statements).

(2)  Repayment of 706 million euros (625 million pounds sterling) on a 1,407 million euro loan extended by the Group to the Everything Everywhere joint venture
(see Notes 3, 17, 21, 29 and 32 to the consolidated financial statements).

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9.1.4.1.4   Net cash used in financing activities

The net cash used in financing activities was minus 6,117 million euros in 2010 compared with minus 9,554 million euros in 2009 and minus 6,706 million euros in 2008.

Following the application of IAS 7 as amended by IAS 27R since January 1, 2010, the monetary transactions between shareholders not resulting in a loss of control are now classified retroactively as cash flows used in financing activities and no longer as cash flows used in investing activities (see Notes 1 and 2 to the consolidated financial statements).

NET CASH USED IN FINANCING ACTIVITIES (in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Issuances (1)	4,353	5,059	5,358
Bonds issued by France Telecom S.A.	3,948	3,929	4,047
Bonds issued by TP Group	-	709	-
Other issuances	405	421	1,311
Redemptions and repayments (1)	(7,137)	(7,668)	(7,477)
Bond redemptions by France Telecom S.A.	(6,382)	(2,988)	(4,584)
Bond redemptions by TP Group	-	-	(684)
Repayment of syndicated credit facilities by FT España	(192)	(948)	(280)
Redemption and buyback of bonds convertible and/or exchangeable for new or existing France Telecom shares (OCEANE)	-	(649)	(501)
Buyback of perpetual bonds redeemable for shares (TDIRAs) (2)	-	(1,421)	(629)
Other redemptions and repayments	(414)	(1,302)	(422)
Exchange rate effects on derivatives, net	(149)	(360)	(377)
Increase (decrease) in bank overdrafts and short-term borrowings (1)	238	(1,253)	966
Decrease (increase) in deposits and other debt-linked financial assets (1)	778	(590)	672
Treasury shares buybacks (3)	11	(8)	(33)
Changes in ownership interests without acquisition or loss of control	(46)	(1,386)	(569)
Additional acquisition of 20% of Orange Botswana	(38)	-	-
Additional acquisition of FT España (18.4% in 2009 and 2.3% in 2008)	-	(1,387)	(169)
Buyback of 2.4% of treasury shares by TP S.A.	-	-	(200)
Buyback of 5.2% of treasury shares by Mobistar	-	-	(175)
Other changes	(8)	1	(25)
Changes in capital (3)	4	4	(89)
Changes in the capital of owners of the parent company	1	2	11
Changes in the capital of non-controlling interests	3	2	(100)
Dividends paid (3)	(4,318)	(3,712)	(5,534)
Dividends paid to owners of the parent company (4)	(3,706)	(3,141)	(4,949)
Dividends paid to non-controlling interests	(612)	(571)	(585)
GROUP TOTAL	(6,117)	(9,554)	(6,706)

(1)  See Note 21 to the consolidated financial statements.

(2)  Includes (97) million euros in 2009 and (64) million euros in 2008 disclosed in the “Equity portion of hybrid debts” line item.

(3)  See Note 20 to the consolidated financial statements.

(4)  For the 2008 financial year, there were 538 million euros of payment in shares in 2009 which had no effect on the Consolidated statement of cash flows
(see Notes 20 and 27.7 to the consolidated financial statements).

The management of covenants is described in Note 27 to the consolidated financial statements.

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9.1.4.2   Equity

As of December 31, 2010 the French government held, either directly or indirectly, 26.97% of the equity in France Telecom S.A. through ERAP and together with the Strategic Investment Fund (see Note 20 to the consolidated financial statements).

See the Consolidated statement of changes in equity and Note 1 to the consolidated financial statements concerning the main effects on equity of changes in accounting alternative applied on January 1, 2010.

2010 vs. 2009 (in millions of euros)	Financial years ended December 31st
Equity as at December 31, 2009	29,577
Equity attributable to owners of the parent	26,864
Equity attributable to non-controlling interests	2,713
Change in equity attributable to owners of the parent (1)	2,237
Consolidated comprehensive income	6,522
Capital increase	1
Share-based compensation	10
Treasury shares buybacks	(1)
Dividend payments	(3,706)
Changes in ownership interests without acquisition or loss of control	(37)
Changes in ownership interests associated with acquisition or loss of control	(529)
Other movements	(23)
Change in equity attributable to non-controlling interests (1)	(265)
Equity as at December 31, 2010	31,549
Equity attributable to owners of the parent	29,101
Equity attributable to non-controlling interests	2,448
(1) For additional details, see the Consolidated statement of changes in equity and Note 20 to the consolidated financial statements).

2009 vs. 2008 (in millions of euros)	Financial years ended December 31st
Equity as at December 31, 2008	30,543
Equity attributable to owners of the parent	27,032
Equity attributable to non-controlling interests	3,511
Change in equity attributable to owners of the parent (1)	(168)
Consolidated comprehensive income	3,011
Capital increase	540
Share-based compensation	37
Treasury shares buybacks	(37)
Dividend payments	(3,679)
Other movements	(40)
Change in equity attributable to non-controlling interests (1)	(798)
Equity as at December 31, 2009	29,577
Equity attributable to owners of the parent	26,864
Equity attributable to non-controlling interests	2,713
(1) For additional details, see the Consolidated statement of changes in equity and Note 20 to the consolidated financial statements).

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9.1.4.3   Financial debt and sources of funding

For further information on the risks relating to the France Telecom Group’s financial debt, see Section 4.3 Financial risks.

9.1.4.3.1   Financial debt

The France Telecom Group’s net financial debt (see appended Financial glossary and Note 21 to the consolidated financial statements) stood at 31,840 million euros on December 31, 2010 as opposed to 32,534 million euros on December 31, 2009 and 35,424 million euros on December 31, 2008. As compared with December 31 2009, net financial debt was accordingly down 694 million euros as of December 31, 2010.

FINANCIAL DEBT INDICATORS

FINANCIAL DEBT (in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Net financial debt	31,840	32,534	35,424
Average maturity of net financial debt (1)	8.5 years	7.4 years	7.5 years
Average gross financial debt outstanding over the period (2)	37,272	39,011	40,041
Average weighted cost of gross financial debt (3)	5.69%	5.80%	6.64%

(1)  Excluding perpetual bonds redeemable for shares (TDIRAs).

(2)  Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

(3)  The average weighted cost of the gross financial debt is calculated by dividing i) the cost of gross financial debt, adjusted for change in the fair value of commitments to buy non-controlling interests, by ii) the average outstanding of gross financial debt over the period, adjusted for the amounts not giving rise to interest payments (such as liabilities related to commitments to buy out non-controlling interests and accrued interest).

On December 31, 2010, France Telecom’s cash position was sufficient to cover its 2011 commitments pertaining to financial debt independently of the organic cash flow that would be generated in 2011 (see Note 27.3 to the consolidated financial statements).

The restated ratio of net financial debt to EBITDA is not a financial aggregate defined by IFRS. For further information on the calculation of the restated ratio of net financial debt to EBITDA and the reasons why the France Telecom Group uses this aggregate, see Section 9.1.5.4 Financial aggregates not defined by IFRS.

The restated ratio of net financial debt to EBITDA is calculated as follows:

•

net financial debt including 50% of the net financial debt of the Everything Everywhere joint venture;

•

divided by restated EBITDA (see Section 9.1.2.1.8 Reported EBITDA) and including i) the Reported EBITDA of Orange in the United Kingdom up to April 1, 2010, the date of its disposal, and excluding the gain on the disposal of Orange’s assets in the United Kingdom in 2010, ii) the Reported EBITDA of the Everything Everywhere joint venture since April 1, 2010, the date it was created, and iii) the Reported EBITDA of ECMS in Egypt in the first half of 2010 (see Section 9.1.5.4 Financial aggregates not defined by IFRS).

When computed this way, the restated ratio of net financial debt to EBITDA was stable, amounting to 1.95 on December 31, 2010.

	2010	2009 on a historical basis	2008 on a historical basis
Restated ratio of net financial debt to EBITDA (1)	1.95	1.95	1.96
(1) See Section 9.1.5.4 Financial aggregates not defined by IFRS.

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CHANGE IN NET FINANCIAL DEBT

2010 vs. 2009

(in millions of euros)	Financial years ended December 31st
Net financial debt as at December 31, 2009	32,534
Adjusted organic cash flow (1)	(8,110)
Impact on net financial debt (2) of the consolidation on April 1, 2010 of the double 625 million pound sterling loan granted by the Group to the Everything Everywhere joint venture (3)	(1,405)
Dividends paid to owners of the parent company (4)	3,706
Payment of the remainder of the dividend for 2009 (€0.80 per share)	2,117
Payment of the interim dividend for 2010 (€0.60 per share)	1,589
Commitment to purchase Mobinil/ECMS shares on July 13, 2010 (5) (6)	1,935
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests without acquisition or loss of control (6)	1,130
Consolidation of the financial debt of Mobinil and its subsidiaries (ECMS, LinkDotNet and Link Egypt) on July 13, 2010 (5)	888
Dividends paid to non-controlling interests (4)	612
Acquisition of spectrum and frequencies (1)	446
Other items	104
Net financial debt as at December 31, 2010	31,840

(1)  See Section 9.1.4.1 Liquidity and cash flows.

(2)  See appended Financial glossary.

(3)  The partial repayment of 625 million pounds sterling (706 million euros) of the loan extended to the Everything Everywhere joint venture on April 1, 2000 had no effect on the Group’s net financial debt (see Notes 3, 17, 21, 29 and 32 to the consolidated financial statements).

(4)  See Note 20 to the consolidated financial statements.

(5)  See Section 9.1.1.4 Key events in 2010 and Notes 3 and 21 to the consolidated financial statements.

(6)  Revalued amount of the commitment to purchase Mobinil - ECMS shares on December 31, 2010 was 1,880 million euros (see Notes 21 and 22 to the consolidated financial statements).

2009 vs. 2008

(in millions of euros)	Financial years ended December 31st
Net financial debt as at December 31, 2008	35,424
Organic cash flow (1)	(8,218)
Dividends paid to owners of the parent company (2)	3,141
Payment of the remainder of the dividend for 2008 (€0.80 per share) excluding payment in shares	1,553
Payment of the interim dividend for 2009 (€0.60 per share)	1,588
Impact of derivatives and foreign exchange fluctuations on net financial debt and non-monetary impact of the buyback of perpetual bonds redeemable for shares (TDIRAs)	657
Net impact of the acquisition of 18.4% of France Telecom España (3)	577
Dividends paid to non-controlling interests (2)	571
Other acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) (1)	132
Other items	250
Net financial debt as at December 31, 2009	32,534

(1)  See Section 9.1.4.1 Liquidity and cash flows.

(2)  See Note 20 to the consolidated financial statements.

(3)  Acquisition of an 18.4% interest in FT España for 1,387 million euros, which was partially offset by eliminating the 810 million euro price guarantee given to FT España’s minority shareholders (see Notes 3, 21 and 22 to the consolidated financial statements).

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9.1.4.3.2   Sources of funding

Financial assets at fair value through profit or loss, financial liabilities and net financial debt, derivative instruments and other information relating to exposure to market risks are described in Notes 18, 21, 22 and 27 to the consolidated financial statements.

In 2010, the France Telecom Group continued to diversify its sources of funding to refinance its maturing bonds and issue long-term bonds to replace the short-term debt it had bought back (see Note 27 to the consolidated financial statements). Hence, in 2010:

•

France Telecom S.A. issued 3.98 billion euros in bonds, 2.57 billion euros of which was on the euro market while the remainder was issued in US dollars, yen, Hong Kong dollars and pounds sterling;

•

FT España drew down 200 million euros from the European Investment Bank representing the second tranche of the 500 million euro loan obtained in 2009, the first 300 million euros having been drawn down on December 31, 2009; and

•

a financial lease agreement was entered into by FT Immo H for 125 million euros.

The 3.98 billion euros in bonds issued by France Telecom S.A. in 2010 had an average weighted maturity of around 10.7 years at issue and an annual average weighted coupon of 3.43% and broke down as follows:

•

in January 2010, France Telecom floated two bond issues of 100 million euros each, maturing in 2015 and bearing interest at the variable Euribor 3-month rate + 62 basis points and Euribor 3-month rate + 63 basis points.

•

in February 2010, France Telecom placed i) a private issue of 500 million Hong Kong dollars (around 46 million euros at issue), maturing in 2015 and bearing interest at 2.95%, and ii) a private issue of 70 million euros, maturing in 2015 and bearing interest at the variable Euribor 3-month rate + 62 basis points, and iii) two private issues of 25 million euros each, maturing in 2020.

•

in April 2010, it issued one billion euros in bonds maturing in 2020 bearing interest at 3.875%;

•

in June 2010, France Telecom floated a 52.3 billion yen Samurai bond issue (around 483 million euros at issue), in two tranches: a 46.1 billion yen tranche maturing in 2015 bearing interest at 1.23% and a 6.2 billion yen tranche maturing in 2015 bearing interest at the 3-month Yen Libor rate + 67 basis points.

•

in September 2010, France Telecom floated i) a 500 million euro bond issue maturing in 2022 bearing interest at 3.375% and ii) a 750 million US dollar bond issue maturing in 2015 bearing interest at the rate of 2.125%; and

•

in November 2010, it floated i) a 750 million euro bond issue maturing in 2021 bearing interest at the rate of 3.875%, and ii) a 250 million pound sterling bond issue maturing in 2050 bearing interest at the rate of 5.375% (4.46% after swapping in euros);

In 2010, France Telecom also took advantage of very low interest rates to continue with its policy of actively managing its debt by buying back 3.66 billion euros of its bonds at face value and by issuing long-term debt (10 and 12 years in euros, 40 years in pounds sterling), which allowed it to lengthen the average maturity of the net financial debt excluding Perpetual bonds redeemable for shares (TDIRAs), by over one year raising it to 8.5 years on December 31, 2010.

France Telecom’s policy is to be prepared to meet its future redemption obligations without additional financing based on available cash and arranged credit facilities for at least the following 12 months (see Note 27.3 to the consolidated financial statements).

9.1.4.3.3   Exposure to market risks and financial instruments

In the course of its manufacturing and commercial activities, France Telecom is exposed to market risks arising from the management of its interest costs, operating expenses in foreign currencies, and the value of certain asset items denominated in foreign currencies such as equity stakes in foreign companies. Based on an analysis of its overall risk exposure, which mainly stems from fluctuating interest and foreign exchange rates, France Telecom uses various financial instruments with the goal of minimizing its financing costs within the limits set by senior management with respect to their potential effects on earnings.

The management of interest rate risk, foreign exchange risk, liquidity risk, covenants, credit risk and counterparty risk as well as the management of stock market and equity risk are described in Note 27 to the consolidated financial statements.

OPERATIONAL FOREIGN EXCHANGE RISK

The Group manages its businesses worldwide through entities that operate in their own countries and their own currencies. Their operational exposure to foreign exchange risk is thus limited.

In order to provide protection from the foreign exchange exposure of a portion of these operating cash flows, i.e. purchases of equipment or network capacity, purchases from suppliers or sales to clients, France Telecom’s units abroad have set up hedging programs when and where that is possible (see Note 22 to the consolidated financial statements).

FINANCIAL FOREIGN EXCHANGE RISK

Financial foreign exchange risk mainly relates to dividends paid to the parent company, financing of the subsidiaries and Group financing (see Note 27 to the consolidated financial statements).

For further information on the risks arising from financial markets see Section 4.3 Financial risks.

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9.1.4.3.4   France Telecom’s debt ratings

France Telecom’s debt rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. Any change in the rating is liable to produce an impact on the cost of future financing or to restrict access to liquidity (see Section 4.3 Financial risks and Note 27.3 to the consolidated financial statements). In addition, a change in France Telecom’s debt rating will, for certain outstanding financings, trigger step-up clauses (see appended Financial glossary) affecting the amounts paid to investors or result in the acceleration or the modification of the payment schedule of the loan.

Two bonds (see Note 21 to the consolidated financial statements), with an outstanding amount of 2.5 billion euros at December 31, 2010 are subject to step-up clauses.

In addition, the 6 billion euro syndicated credit facility signed on January 27, 2011 (see Note 27 to the consolidated financial statements), with an initial margin of 0.40% per year, is subject to change if France Telecom’s credit rating is upgraded or downgraded.

Lastly, France Telecom’s trade receivables securitization programs contain provisions for accelerated repayment or modification of the repayment schedule in the event that France Telecom’s long-term debt rating is downgraded to BB- by Standard & Poor’s or to Ba3 by Moody’s (see Note 27 to the consolidated financial statements).

As of December 31, 2010, France Telecom’s debt ratings are as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

As France Telecom’s long-term ratings did not change in 2010, the step-up clauses were not triggered.

9.1.5   Additional information

This section presents, for the France Telecom Group, i) the transition from data on a historical basis to data on a comparable basis for the 2009 and 2008 financial years, ii) additional information by operating segment, iii) unrecognized contractual commitments and iv) financial aggregates not defined by IFRS.

9.1.5.1   Transition from data on a historical basis to data on a comparable basis

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and share of profit (losses) of associates (Reported EBITDA) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not financial aggregates defined by IFRS. For more information on the calculation of the Reported EBITDA and the CAPEX and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. France Telecom provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis are not intended to replace data on a historical basis for the year ended or the previous periods.

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9.1.5.1.1   Transition from data on a historical basis to data on a comparable basis for the 2009 financial year

GROUP

The following table presents, for the France Telecom Group, the transition from data on a historical basis to data on a comparable basis for the 2009 financial year for the key operating data.

2009 / GROUP (in millions of euros)	Financial year ended December 31, 2009
	Revenues	Reported EBITDA	Operating income	CAPEX of continuing operations (3)	Average number of employees
Data on a historical basis	44,845	14,264	7,650	5,041	163,690
Foreign exchange fluctuations (1) (2)	485	119	(18)	53	-
Polish zloty (PLN)	311	116	4	41	-
Swiss franc (CHF)	80	21	7	7	-
US dollar (USD)	32	16	14	-	-
Jordanian dinar (JOD)	19	8	5	3	-
Other	43	(42)	(48)	2	-
Changes in the scope of consolidation and other changes (1)	802	360	183	222	2,188
Changes in the scope of consolidation	820	360	183	222	2,188
Full consolidation of Mobinil (parent company of ECMS) and its subsidiaries	721	329	166	205	1,674
Acquisition of KPN Belgium Business (now known as Mobistar Enterprise Services) by Mobistar	62	10	(2)	4	16
Disposal of France Telecom e-Commerce	(29)	19	15	-	(112)
Acquisition of LinkDotNet and Link Egypt by ECMS	20	6	6	5	-
Full consolidation of Néoclès Corporate	22	(1)	(1)	1	209
Other	24	(3)	(1)	7	401
Other changes	(18)	-	-	-	-
Data on a comparable basis (1)	46,132	14,743	7,815	5,316	165,878

(1)  Unaudited data.

(2)  Foreign exchange fluctuations between the average exchange rates for the 2009 financial year and the average exchange rates for the 2010 financial year.

(3)  See section 9.1.2.5.1 Group capital expenditures.

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2009 financial year primarily include:

•

changes in the scope of consolidation, mainly:

•

the impact of the full consolidation of Mobinil (parent company of ECMS) and of its subsidiaries (Egypt, Rest of the world reportable segment) on July 13, 2010, which took effect on July 1, 2009 in the data on a comparable basis. Before July 13, 2010, France Telecom’s interest in Mobinil and its subsidiaries was accounted for using the equity method (see Section 9.1.1.4 Key events in 2010 and Note 3 to the consolidated financial statements),

•

the effect of the acquisition of KPN Belgium Business (now Mobistar Enterprise Services) by Mobistar (Belgium, Rest of the world reportable segment) on March 31, 2010, which took effect on April 1, 2009 in the data on a comparable basis,

•

the effect of the disposal of France Telecom e-Commerce (France operating segment), comprising the disposal of the business of the Topachat.com and Clust.com websites on February 27, 2009, and some assets relating to the Alapage website on September 1, 2009, which took effect on January 1, 2009 in the data on a comparable basis,

•

the effect of the acquisition of LinkDotNet and Link Egypt by ECMS (Egypt, Rest of the world reportable segment) on September 2, 2010 (see Section 9.1.1.4 Key events in 2010 and Note 3 to the consolidated financial statements), which took effect on September 1, 2009 in the data on a comparable basis, and

•

the impact of the full consolidation of Néoclès Corporate (Enterprise operating segment) on January 1, 2010, which took effect on January 1, 2009 in the data on a comparable basis; and

•

the foreign exchange fluctuations between the average exchange rates for the 2009 financial year and the average exchange rates for the 2010 financial year.

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CONSOLIDATED OPERATING SEGMENTS

The following table presents, for each consolidated operating segment of the France Telecom Group, the transition from data on a historical basis to data on a comparable basis for the 2009 financial year for the key operating data.

2009 / OPERATING SEGMENTS (in millions of euros)	Financial year ended December 31, 2009
	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
France
Data on a historical basis	23,651	9,268	7,061	2,160	76,137
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Changes in the scope of consolidation and other changes (1)	(21)	38	34	-	(108)
Changes in the scope of consolidation	(30)	18	15	-	(121)
Other changes (3)	9	20	19	-	13
Data on a comparable basis (1)	23,630	9,306	7,095	2,160	76,029
Spain
Data on a historical basis	3,887	729	(274)	440	3,230
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Changes in the scope of consolidation and other changes (1)	(22)	1	1	-	(19)
Changes in the scope of consolidation	-	-	-	-	-
Other changes (3)	(22)	1	1	-	(19)
Data on a comparable basis (1)	3,865	730	(273)	440	3,211
Poland
Data on a historical basis	3,831	1,462	95	500	28,096
Foreign exchange fluctuations (1) (2)	314	120	9	42	-
Changes in the scope of consolidation and other changes (1)	-	-	-	-	150
Changes in the scope of consolidation	-	-	-	-	150
Other changes (3)	-	-	-	-	-
Data on a comparable basis (1)	4,145	1,582	104	542	28,246
Rest of the World
Data on a historical basis	7,210	2,733	1,696	1,143	20,973
Foreign exchange fluctuations (1) (2)	114	38	20	12	-
Changes in the scope of consolidation and other changes (1)	807	343	167	214	1,815
Changes in the scope of consolidation	807	343	167	214	1,815
Full consolidation of Mobinil (parent company of ECMS) and its subsidiaries	725	329	166	205	1,674
Acquisition of KPN Belgium Business (now known as Mobistar Enterprise Services) by Mobistar	62	10	(2)	4	16
Acquisition of LinkDotNet and Link Egypt by Mobinil	20	6	6	5	-
Other	-	(2)	(3)	-	125
Other changes (3)	-	-	-	-	-
Data on a comparable basis (1)	8,131	3,114	1,883	1,369	22,788
Enterprise
Data on a historical basis	7,532	1,499	1,123	298	20,401
Foreign exchange fluctuations (1) (2)	59	(29)	(35)	-	-
Changes in the scope of consolidation and other changes (1)	(12)	(89)	(89)	1	280
Changes in the scope of consolidation	38	-	-	1	251
Other changes (3)	(50)	(89)	(89)	-	29
Data on a comparable basis (1)	7,579	1,381	999	299	20,681
International Carriers & Shared Services
Data on a historical basis	1,387	(1,427)	(2,051)	500	14,853
Foreign exchange fluctuations (1) (2)	2	(9)	(10)	-	-
Changes in the scope of consolidation and other changes (1)	140	66	68	6	70
Changes in the scope of consolidation	18	(1)	1	7	93
Other changes (3)	122	67	67	(1)	(23)
Data on a comparable basis (1)	1,529	(1,370)	(1,993)	506	14,923

(1)  Unaudited data.

(2)  Foreign exchange fluctuations between the average exchange rates for the 2009 financial year and the average exchange rates for the 2010 financial year.

(3)  Including the effect of internal reorganizations between operating segments which have no effect at Group level.

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9.1.5.1.2   Transition from data on a historical basis to data on a comparable basis for the 2008 financial year

GROUP

The following table presents, for the France Telecom Group, the transition from data on a historical basis to data on a comparable basis from the 2008 financial year for the key operating data items.

2008 / GROUP (in millions of euros)	Financial year ended December 31, 2008
	Revenues	Reported EBITDA	Operating income	CAPEX of continuing operations (3)	Average number of employees
Data on a historical basis	46,712	16,831	9,754	6,132	168,430
Foreign exchange fluctuations (1) (2)	(845)	(283)	(65)	(139)	-
Polish zloty (PLN)	(973)	(398)	(170)	(140)	-
US dollar (USD)	79	38	37	-	-
Swiss franc (CHF)	41	12	4	5	-
Slovak koruna (SKK)	30	12	8	3	-
Pound sterling (GBP)	(17)	13	14	(1)	-
Other	(5)	40	42	(6)	-
Changes in the scope of consolidation and other changes (1)	(79)	22	23	-	(105)
Changes in the scope of consolidation	(68)	22	23	-	(105)
Disposal of France Telecom e-Commerce	(71)	28	29	-	(20)
Other	3	(6)	(6)	-	(85)
Other changes	(11)	-	-	-	-
Data on a comparable basis (1)	45,788	16,570	9,712	5,993	168,325

(1)  Unaudited data.

(2)  Foreign exchange fluctuations between the average exchange rates for the 2008 financial year and the average exchange rates for the 2009 financial year.

(3)  See section 9.1.2.5.1 Group capital expenditures.

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2008 financial year primarily include:

•

changes in the scope of consolidation, particularly the effect of the disposal of France Telecom e-Commerce (France operating segment), including the disposal of i) the businesses of the Topachat.com and Clust.com websites on February 27, 2009, which took effect on March 1, 2008 in the data on a comparable basis, and ii) of some assets of the Alapage website on September 1, 2009, which took effect on September 1, 2008 in the data on a comparable basis; and

•

the foreign exchange fluctuations between the average exchange rates for the 2008 financial year and the average exchange rates for the 2009 financial year.

CONSOLIDATED OPERATING SEGMENTS

The following table presents, for each consolidated operating segment of the France Telecom Group, the transition from data on a historical basis to data on a comparable basis from the 2008 financial year for the key operating data.

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2008 / OPERATING SEGMENTS (in millions of euros)	Financial year ended December 31, 2008
	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
France
Data on a historical basis	23,740	9,862	7,432	2,302	77,911
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Changes in the scope of consolidation and other changes (1)	(100)	(70)	(70)	4	883
Changes in the scope of consolidation	(72)	28	28	-	(22)
Disposal of France Telecom e-Commerce	(72)	28	29	-	(20)
Other	-	-	(1)	-	(2)
Other changes (3)	(28)	(98)	(98)	4	905
Data on a comparable basis (1)	23,640	9,792	7,362	2,306	78,794
Spain
Data on a historical basis	4,067	614	(630)	569	3,490
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Changes in the scope of consolidation and other changes (1)	-	-	-	-	-
Changes in the scope of consolidation	-	-	-	-	-
Other changes (3)	-	-	-	-	-
Data on a comparable basis (1)	4,067	614	(630)	569	3,490
Poland
Data on a historical basis	5,184	2,146	943	736	29,481
Foreign exchange fluctuations (1) (2)	(982)	(408)	(180)	(139)	-
Changes in the scope of consolidation and other changes (1)	-	3	2	-	(72)
Changes in the scope of consolidation	-	3	2	-	(72)
Other changes (3)	-	-	-	-	-
Data on a comparable basis (1)	4,202	1,741	765	597	29,409
Rest of the World
Data on a historical basis	7,327	2,985	1,938	1,303	21,194
Foreign exchange fluctuations (1) (2)	80	35	26	-	-
Changes in the scope of consolidation and other changes (1)	(18)	(2)	(3)	-	(19)
Changes in the scope of consolidation	(16)	(2)	(3)	-	(19)
Other changes (3)	(2)	-	-	-	-
Data on a comparable basis (1)	7,389	3,018	1,961	1,303	21,175
Enterprise
Data on a historical basis	7,757	1,505	1,113	354	20,285
Foreign exchange fluctuations (1) (2)	48	70	71	(1)	-
Changes in the scope of consolidation and other changes (1)	1	1	(1)	1	(28)
Changes in the scope of consolidation	6	(1)	(1)	1	24
Other changes (3)	(5)	2	-	-	(52)
Data on a comparable basis (1)	7,806	1,576	1,183	354	20,257
International Carriers & Shared Services
Data on a historical basis	1,348	(281)	(1,042)	868	16,069
Foreign exchange fluctuations (1) (2)	-	19	19	-	-
Changes in the scope of consolidation and other changes (1)	(2)	91	94	(4)	(869)
Changes in the scope of consolidation	9	(4)	(4)	-	(16)
Other changes (3)	(11)	95	98	(4)	(853)
Data on a comparable basis (1)	1,346	(171)	(929)	864	15,200

(1)  Unaudited data.

(2)  Foreign exchange fluctuations between the average exchange rates for the 2008 financial year and the average exchange rates for the 2009 financial year.

(3)  Including the effect of internal reorganizations between operating segments which have no effect at Group level.

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9.1.5.2   Additional information by operating segment

The following tables present, for each consolidated operating segment of the France Telecom Group, the detail of the revenues as well as the key operating indicators.

FRANCE

FRANCE	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues (2)	23,308	23,630	23,651	(1.4)%	(1.4)%	23,740
Personal Communication Services	10,832	10,769	10,769	0.6%	0.6%	10,520
Home Communication Services	13,536	13,956	14,076	(3.0)%	(3.8)%	14,374
Consumer Services	8,413	8,783	8,734	(4.2)%	(3.7)%	8,795
Carrier Services	4,525	4,505	4,644	0.4%	(2.6)%	4,684
Other Home Communication Services	598	668	698	(10.5)%	(14.3)%	895
Eliminations	(1,060)	(1,094)	(1,194)	(3.2)%	(11.3)%	(1,154)
Personal Communication Services
Number of mobile customers (3)	26,929	26,334	26,334	2.3%	2.3%	25,202
of which number of contract customers (3)	18,984	17,943	17,943	5.8%	5.8%	16,977
of which number of prepaid customers (3)	7,945	8,391	8,391	(5.3)%	(5.3)%	8,224
of which number of broadband customers (3)	14,929	13,556	13,556	10.1%	10.1%	11,015
ARPU (4) (in euros)	387	402	394	(3.7)%	(1.8)%	398
AUPU (4) (in minutes)	188	196	192	(4.1)%	(2.1)%	198
Home Communication Services
Consumer Services
Number of Consumer telephone lines (5)	19.6	20.8	20.8	(5.5)%	(5.5)%	21.8
“Voice” telephone traffic of Consumer customers (6)	21.9	25.0	25.0	(12.7)%	(12.7)%	28.6
ARPU of Consumer fixed-line services (5) (in euros)	34.9	34.2	34.2	2.0%	2.0%	32.9
Number of Consumer customers for ADSL broadband (3)	9,128	8,880	8,880	2.8%	2.8%	8,326
Number of leased Liveboxes (3)	7,926	7,347	7,347	7.9%	7.9%	6,544
Number of subscribers to “Voice over IP” services (3)	7,464	6,816	6,816	9.5%	9.5%	5,774
Number of subscribers to “ADSL TV” offers (3)	3,505	2,761	2,761	26.9%	26.9%	1,909
Carrier services
Number of wholesale line rentals (3)	1,267	1,076	1,076	17.8%	17.8%	948
Total number of unbundled telephone lines (3)	8,884	7,723	7,723	15.0%	15.0%	6,332
Number of partially unbundled telephone lines (3)	1,194	1,309	1,309	(8.8)%	(8.8)%	1,393
Number of fully unbundled telephone lines (3)	7,690	6,414	6,414	19.9%	19.9%	4,939
Number of wholesale sales of ADSL access to third-party ISPs (3)	1,706	1,892	1,892	(9.9)%	(9.9)%	2,124
of which Number of wholesale sales of naked ADSL to third-party ISPs (3)	1,219	1,245	1,245	(2.2)%	(2.2)%	1,186

(1)  Unaudited data. See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period.

(4)  See Financial glossary appendix. 2010 and 2009 on a comparable basis, excluding M2M – 2009 and 2008 on a historical basis, including M2M.

(5)  In millions. At end of period. This figure includes, i) standard analog lines (excl. fully unbundled lines) and Numeris channels (ISDN), each Numeris channel being booked as a line, ii) lines without narrowband (naked ADSL) telephone subscriptions sold directly by France Telecom to its Consumer customers, and iii) FTTH (Fiber To The Home) access.

(6)  In millions of minutes. Telephone traffic from the Public Switched Telephone Network (PSTN) of France Telecom customers to all destinations, PSTN and IP (Internet Protocol).

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SPAIN

SPAIN	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues (2)	3,821	3,865	3,887	(1.1)%	(1.7)%	4,067
Personal Communication Services (5)	3,158	3,198	3,216	(1.2)%	(1.8)%	3,362
Home Communication Services (5)	663	667	671	(0.5)%	(1.0)%	705
Personal Communication Services
Number of mobile customers (3)	11,940	11,878	11,878	0.5%	0.5%	11,374
of which number of contract customers (3)	7,139	6,657	6,657	7.2%	7.2%	6,434
of which number of prepaid customers (3)	4,801	5,221	5,221	(8.0)%	(8.0)%	4,940
of which number of broadband customers (3)	6,312	5,119	5,119	23.3%	23.3%	3,256
ARPU (4) (in euros)	263	270	266	(2.9)%	(1.3)%	291
AUPU (4) (in minutes)	162	152	150	6.7%	8.3%	148
Home Communication Services
Number of broadband Internet customers (ADSL) (3)	1,115	1,086	1,086	2.7%	2.7%	1,164

(1)  Unaudited data. See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period.

(4)  See Financial glossary appendix. 2010 and 2009 on a comparable basis, excluding M2M – 2009 and 2008 on a historical basis, including M2M.

(5)  External data (see Financial glossary appendix).

POLAND

POLAND	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues (2)	3,934	4,145	3,831	(5.1)%	2.7%	5,184
Personal Communication Services	1,930	1,939	1,792	(0.5)%	7.7%	2,460
Home Communication Services	2,260	2,468	2,281	(8.4)%	(0.9)%	2,972
Eliminations	(256)	(262)	(242)	(2.2)%	5.8%	(248)
Personal Communication Services
Number of mobile customers (3)	14,332	13,714	13,714	4.5%	4.5%	14,183
of which number of contract customers (3)	6,956	6,624	6,624	5.0%	5.0%	6,168
of which number of prepaid customers (3)	7,375	7,090	7,090	4.0%	4.0%	8,015
of which number of broadband customers (3)	7,395	5,503	5,503	34.4%	34.4%	4,570
ARPU (4) (in zlotys)	515	533	529	(3.3)%	(2.6)%	591
AUPU (4) (in minutes)	161	137	136	17.7%	18.2%	112
Home Communication Services
Consumer and Business customers
Number of fixed-line telephony customers (3)	6,246	7,033	7,033	(11.2)%	(11.2)%	7,957
Number of broadband Internet customers (3) (5)	2,287	2,273	2,273	0.6%	0.6%	2,193
Number of leased Liveboxes (3)	778	702	702	10.9%	10.9%	510
Number of subscribers to “Voice over IP” services (3)	137	140	140	(2.5)%	(2.5)%	168
Number of subscribers to “ADSL TV and Satellite” offers (3)	544	372	372	46.2%	46.2%	113
Wholesale Services
Number of wholesale line rentals (3)	1,452	1,268	1,268	14.5%	14.5%	941
Number of Bitstream accesses (3) (6)	525	456	456	15.2%	15.2%	343

(1)  Unaudited data. See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period.

(4)  See Financial glossary appendix. 2010 and 2009 on a comparable basis, excluding M2M – 2009 and 2008 on a historical basis, including M2M.

(5)  ADSL access including Orange Bitstream Access (BSA) and SDI (fast Internet access technology).

(6)  Not including Orange Bitstream Access (BSA).

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REST OF THE WORLD

REST OF THE WORLD (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues	8,248	8,131	7,210	1.4%	14.4%	7,327
Belgium	1,621	1,592	1,529	1.8%	6.0%	1,497
Romania	973	1,055	1,055	(7.8)%	(7.8)%	1,310
Egypt (2)	724	756	-	(4.2)%	-	-
Slovakia	755	813	813	(7.1)%	(7.1)%	833
Personal Communication Services (3)	723	775	775	(6.7)%	(6.7)%	807
Home Communication Services (3)	32	38	38	(15.1)%	(15.1)%	26
Switzerland	937	938	858	(0.0)%	9.2%	826
Senegal	660	636	636	3.7%	3.7%	634
Personal Communication Services	439	436	436	0.7%	0.7%	430
Home Communication Services	410	406	406	1.2%	1.2%	385
Eliminations	(190)	(206)	(206)	(7.7)%	(7.7)%	(181)
Ivory Coast	501	458	458	9.5%	9.5%	444
Personal Communication Services	358	324	324	10.3%	10.3%	318
Home Communication Services	236	214	214	10.1%	10.1%	196
Eliminations	(92)	(80)	(80)	14.3%	14.3%	(70)
Dominican Republic	445	427	417	4.3%	6.7%	414
Jordan	428	426	407	0.5%	5.2%	387
Personal Communication Services	198	201	192	(1.1)%	3.5%	180
Home Communication Services	275	268	256	2.6%	7.3%	245
Eliminations	(46)	(43)	(41)	5.7%	10.6%	(38)
Mali	300	272	272	10.0%	10.0%	247
Cameroon	255	221	221	15.3%	15.3%	211
Moldova	157	141	150	10.9%	4.2%	137
Kenya	95	97	95	(2.1)%	0.2%	107
Personal Communication Services (3)	17	13	13	28.1%	31.2%	-
Home Communication Services (3)	78	84	82	(6.8)%	(4.6)%	107
Madagascar	66	75	77	(12.2)%	(14.1)%	98
Botswana	109	95	87	14.7%	26.4%	76
Other and Sofrecom	331	221	228	49.6%	45.2%	208
Eliminations	(109)	(92)	(92)	19.4%	18.5%	(101)

(1)  Unaudited data. See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Full consolidation of ECMS and its subsidiaries since July 13, 2010 (see Section 9.1.1.4 Key events in 2010).

(3)  External data (see Financial glossary appendix).

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REST OF THE WORLD (in thousands, at end of period)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Personal Communication Services
Number of mobile customers	83,626	72,324	56,187	15.6%	48.8%	48,748
Belgium	3,690	3,555	3,555	3.8%	3.8%	3,393
Romania	10,464	10,995	10,995	(4.8)%	(4.8)%	10,355
Egypt (2)	30,225	25,354	9,218	19.2%	ns	7,313
Slovakia	2,870	2,891	2,891	(0.7)%	(0.7)%	2,927
Switzerland	1,571	1,565	1,565	0.4%	0.4%	1,543
Senegal	5,090	4,608	4,608	10.5%	10.5%	3,537
Ivory Coast	5,529	3,817	3,817	44.9%	44.9%	4,143
Dominican Republic	2,885	2,811	2,811	2.6%	2.6%	2,401
Jordan	2,153	1,939	1,939	11.0%	11.0%	1,608
Mali	4,717	3,469	3,469	36.0%	36.0%	2,757
Cameroon	3,566	2,788	2,788	27.9%	27.9%	2,137
Moldova	1,724	1,586	1,586	8.7%	8.7%	1,457
Kenya	1,056	762	762	38.6%	38.6%	360
Madagascar	2,153	2,254	2,254	(4.5)%	(4.5)%	2,016
Botswana	792	737	737	7.5%	7.5%	692
Mauritius (40%)	272	251	251	8.2%	8.2%	239
Other subsidiaries (3)	4,871	2,942	2,942	65.6%	65.6%	1,871
Home Communication Services
Number of fixed-line telephony customers	2,231	2,257	2,257	(1.2)%	(1.2)%	2,296
Belgium	647	660	660	(1.9)%	(1.9)%	630
Senegal	283	258	258	9.5%	9.5%	240
Ivory Coast	284	284	284	(0.1)%	(0.1)%	279
Jordan	498	501	501	(0.7)%	(0.7)%	520
Kenya	381	418	418	(8.9)%	(8.9)%	489
Mauritius (40%)	135	132	132	2.6%	2.6%	134
Other subsidiaries (4)	3	4	4	(5.9)%	(5.9)%	4

(1)   Unaudited data. See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Number of customers from ECMS and its subsidiaries calculated at 36.36% up to July 13, 2010 (equity-accounted) and 100% since July 13, 2010
(full consolidation, see Section 9.1.1.4 Key events in 2010).

(3)  Other mobile telephony subsidiaries include the subsidiaries of Armenia, Austria, Guinea, Equatorial Guinea, Guinea-Bissau, Luxembourg, Niger, Uganda, the Central African Republic, Tunisia and Vanuatu.

(4)  The other fixed-line telephony subsidiaries include the subsidiaries of Vietnam, Vanuatu and the subsidiaries of Sofrecom.

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ENTERPRISE

ENTERPRISE	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues (2)	7,216	7,579	7,532	(4.8)%	(4.2)%	7,757
Fixed-line telephony and traditional data services	2,588	2,961	3,167	(12.6)%	(18.3)%	3,444
Enhanced network services	2,334	2,323	2,166	0.5%	7.8%	2,054
Integration and outsourcing of critical communication applications	1,402	1,438	1,360	(2.5)%	3.1%	1,326
Other business services	892	857	839	4.1%	6.3%	933
France
Number of Business telephone lines (3)	4,368	4,783	5,145	(8.7)%	(15.1)%	5,461
Number of Business Everywhere customers (4)	795	750	750	5.9%	5.9%	683
Number of permanent accesses to data networks (4) (5)	336	335	335	0.3%	0.3%	328
of which number of IP-VPN accesses (4) (5)	271	273	273	(0.9)%	(0.9)%	270
World
Number of IP-VPN accesses (4)	319	323	323	(1.3)%	(1.3)%	321

(1)  Unaudited data. See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line (2009 data on a comparable basis include a transfer of business customers to “France” operating segment and a change of reference).

(4)  In thousands. At end of period.

(5)  Access of customers outside the France Telecom Group, not including operators market.

INTERNATIONAL CARRIERS & SHARED SERVICES

INTERNATIONAL CARRIERS & SHARED SERVICES (in millions of euros)	Financial years ended December 31st
	2010	2009 on a comparable basis (1)	2009 on a historical basis	Chg. (%) on a comparable basis (1)	Chg. (%) on a historical basis	2008 on a historical basis
Revenues	1,600	1,529	1,387	4.6%	15.3%	1,348
International Carriers (2)	1,369	1,327	1,207	3.2%	13.3%	1,171
Shared Services (2)	231	202	180	14.2%	28.4%	177
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) External data (see Financial glossary appendix).

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9.1.5.3   Unrecognized contractual commitments

Unrecognized contractual commitments are described in Note 30 to the consolidated financial statements.

9.1.5.4   Financial aggregates not defined by IFRS

In this document, other than the financial aggregates reported in accordance with the International Financial Reporting Standards, France Telecom publishes financial aggregates that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial aggregates as defined by IFRS.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION, REMEASUREMENT RESULTING FROM BUSINESS COMBINATIONS, IMPAIRMENT LOSSES AND SHARE OF PROFITS (LOSSES) OF ASSOCIATES (REPORTED EBITDA)

•

Reported EBITDA

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and share of profits (losses) of associates, referred to hereafter as “Reported EBITDA”, represents operating income before depreciation and amortization, before remeasurement resulting from business combinations, before impairment of goodwill and fixed assets, and before the share of profits (losses) of associates.

Reported EBITDA is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource allocation strategy, and iii) assess the performance of the Group Executive Management. The Group’s management believes that Reported EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, Reported EBITDA is presented in the analysis by operating segment, in addition to operating income.

Reported EBITDA also allows France Telecom to compare its profits/losses with those of other companies in the telecommunications sector. Reported EBITDA, or similar management indicators used by France Telecom’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

The reconciliation between Reported EBITDA and consolidated net income as presented in the Consolidated income statement is shown below.

(in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Revenues	45,503	44,845	46,712
External purchases	(19,375)	(18,748)	(19,511)
Other operating income	573	568	612
Other operating expenses	(2,532)	(2,211)	(2,045)
Labor expenses	(9,214)	(9,010)	(8,468)
Gains (losses) on disposal of assets	62	(3)	(27)
Restructuring costs and similar items	(680)	(213)	(442)
General Court of the EU ruling of November 30, 2009	-	(964)	-
Reported EBITDA	14,337	14,264	16,831
Depreciation and amortization	(6,461)	(6,234)	(6,704)
Remeasurement resulting from business combinations	336	-	-
Impairment of goodwill	(509)	(449)	(270)
Impairment of fixed assets	(127)	(69)	(9)
Share of profits (losses) of associates	(14)	138	(94)
Operating income	7,562	7,650	9,754
Finance costs, net	(2,000)	(2,206)	(2,884)
Income tax	(1,755)	(2,242)	(2,856)
Consolidated net income of continuing operations	3,807	3,202	4,014
Consolidated net income of discontinued operations	1,070	200	404
Consolidated net income after tax	4,877	3,402	4,418
Net income attributable to owners of the parent	4,880	3,018	4,073
Net income attributable to non-controlling interests	(3)	384	345

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Reported EBITDA is not a financial aggregate defined by IFRS as a means of measuring financial performance and cannot be compared to similarly titled indicators from other companies. Reported EBITDA represents additional information and is not meant to be a substitute for operating income or net cash provided by operating activities.

•

Restated EBITDA

The Reported EBITDA includes:

•

in 2010, out of a total of 1,305 million euros:

•

a provision of 547 million euros for the restructuring of the Orange sport and Orange cinema series businesses in France (see Section 9.1.2.1.6 Restructuring costs and similar items and Notes 7, 24 and 30 to the consolidated financial statements),

•

an additional provision of 492 million euros for the implementation of the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France following the amending of the agreement on the employment of seniors signed in December 2010 (see Section 9.1.1.4 Key events in 2010 and Notes 5 and 23 to the consolidated financial statements), and

•

an additional provision of 266 million euros for the dispute between DPTG and TP S.A. in Poland (see Section 9.1.1.4 Key events in 2010 and Notes 5 and 31 to the consolidated financial statements);

•

in 2009, out of a total of 1,533 million euros:

•

an expense of 964 million euros relating to the General Court of the European Union’s ruling concerning the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.2.1.7 General Court of the European Union’s ruling of November 30, 2009 and Notes 17, 25, 29 and 31 to the consolidated financial statements), and

•

a provision of 569 million euros for the implementation of the “Part-Time for Seniors” plan in France following the amending of the agreement on the employment of seniors signed in November 2009 (see Section 9.1.1.4 Key events in 2010 and Notes 5 and 23 to the consolidated financial statements).

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

(in millions of euros)	Financial years ended December 31st
		2010	2009 on a historical basis	2008 on a historical basis
Reported EBITDA	(a)	14,337	14,264	16,831
Provision for the restructuring of the Orange sport and Orange cinema series businesses		(547)	-	-
Provision covering the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France		(492)	(569)	-
Additional provision covering the dispute between DPTG and TP S.A. in Poland		(266)	-	-
General Court of the EU ruling of November 30, 2009		-	(964)	-
Total restated items	(b)	(1,305)	(1,533)	-
Restated EBITDA	(a-b)	15,642	15,797	16,831

CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS EXCLUDING LICENSES (CAPEX)

Capital expenditures on tangible and intangible assets excluding telecommunications licenses and financial investments in the form of finance leases, referred to hereafter as “capital expenditures on tangible and intangible assets excluding licenses” or “CAPEX”, correspond to acquisitions of tangible and intangible assets excluding telecommunications licenses as presented in Segment information in the consolidated financial statements. The following calculation shows the transition from CAPEX to acquisition of tangible and intangible assets.

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(in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Acquisitions of tangible and intangible assets excluding telecommunication licenses (CAPEX)	(5,590)	(5,396)	(6,585)
CAPEX of continuing operations	(5,522)	(5,041)	(6,132)
CAPEX of discontinued operations (1)	(68)	(355)	(453)
Telecommunication licenses	(512)	(58)	(72)
Acquisitions of tangible and intangible assets	(6,102)	(5,454)	(6,657)

(1)  Disposal of Orange in the United Kingdom on April 1, 2010 (see beginning of Section 9.1 Analysis of the Group’s financial position and earnings, Segment information in the consolidated financial statements and Note 3 to the consolidated financial statements).

The management of the France Telecom Group uses CAPEX to measure the operational efficiency of the use of investments for each of its operating segments. CAPEX do not include investments financed by finance leases (intangible item) and investments in telecommunications licenses, the acquisition of these licenses not being part of the daily monitoring of operational investments. CAPEX allow investors to follow annual investment expenditure linked to the business activities of France Telecom and to assess their performance in the short term. CAPEX are not a financial aggregate defined by IFRS and do not replace tangible and intangible assets. CAPEX, as per the definition used by France Telecom, may not be comparable to similarly titled indicators used by other companies.

ORGANIC CASH FLOW

Organic cash flow represents the net cash provided by operating activities, less net cash used in investing activities excluding acquisitions of shares, proceeds from the disposal of shares and other changes in investments and other financial assets.

Organic cash flow also represents the net cash provided by operating activities less acquisitions of tangible and intangible assets (net of the change in amounts due to suppliers of fixed assets) plus the proceeds from the disposal of tangible and intangible assets.

(in millions of euros)	Financial years ended December 31st
	2010	2009 on a historical basis	2008 on a historical basis
Net cash provided by operating activities	12,588	14,003	14,743
Acquisitions of property, plant and equipment and intangible assets	(6,102)	(5,454)	(6,657)
Increase (decrease) in amounts due to fixed assets suppliers	150	(423)	(228)
Proceeds from sales of property, plant and equipment and intangible assets	64	92	232
Organic cash flow	6,700	8,218	8,090

(in millions of euros)		Financial years ended December 31st
		2010	2009 on a historical basis	2008 on a historical basis
Organic cash flow	(a)	6,700	8,218	8,090
General Court of the EU ruling of November 30, 2009 (1)	(b)	(964)	-	-
Acquisition of spectrum and frequencies (2)	(c)	(446)	-	-
Adjusted organic cash flow	(a-b-c)	8,110	8,218	8,090

(1)  Legal dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.2.1.7 General Court of the European Union’s ruling of November 30, 2009 and Notes 29 and 31 to the consolidated financial statements).

(2)  Includes acquisition of spectrums and frequencies in France for 285 million euros, in Egypt for 145 million euros and in Belgium for 16 million euros.

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The management of the France Telecom Group considers organic cash flow to be a relevant indicator for providing information to investors as it is an indicator used by management to measure the capacity of France Telecom to generate cash flow from operations (net cash provided by operating activities, less acquisitions of tangible and intangible assets) excluding acquisitions of shares, proceeds from the disposal of shares, and other changes in investments and other financial assets. Organic cash flow is not a financial aggregate defined by IFRS and does not replace net cash provided by operating activities or net cash used in investing activities. Organic cash flow, as per the definition used by France Telecom, may not be comparable with similarly titled indicators used by other companies.

RESTATED RATIO OF NET FINANCIAL DEBT TO EBITDA

The restated ratio of net financial debt to EBITDA is calculated:

•

on the basis of net financial debt including 50% of the net financial debt of the Everything Everywhere joint venture (see Section 9.1.1.4 Key events in 2010 and Notes 3 and 21 to the consolidated financial statements); and

•

on the basis of restated EBITDA (see above Restated EBITDA) and:

•

including the Reported EBITDA of Orange in the United Kingdom up to April 1, 2010, the date of its disposal, excluding the gain on the disposal of Orange assets in the United Kingdom in 2010 of 960 million euros (see beginning of Section 9.1 Analysis of the Group’s financial position and earnings, Segment information of the consolidated financial statements and Note 3 to the consolidated financial statements);

•

including 50% of the Reported EBITDA of the Everything Everywhere joint venture since April 1, 2010, when it was created (see Section 9.1.1.4 Key events in 2010, Segment information in the consolidated financial statements and Note 3 to the consolidated financial statements); and

•

including Reported EBITDA of ECMS in Egypt for the first half of 2010 (see Section 9.1.1.4 Key events in 2010 and Note 3 to the consolidated financial statements).

(in millions of euros)		Financial years ended December 31st
		2010	2009 on a historical basis	2008 on a historical basis
Net financial debt (1)		31,840	32,534	35,424
Net financial debt of Everything Everywhere (50%)		441	-	-
Restated net financial debt	(A)	32,281	32,534	35,424
Reported EBITDA of continuing operations		14,337	14,264	16,831
Reported EBITDA of discontinued operations excluding the gain on disposal of Orange in the United Kingdom (960 million euros)		137	939	1,204
Eliminations and other		-	(12)	41
Reported EBITDA including Orange in the United Kingdom up to April 1, 2010		14,474	15,191	18,076
Reported EBITDA of Everything Everywhere since April 1, 2010 (50%)		494	-	-
Reported EBITDA of ECMS in Egypt in the first half of 2010		290	-	-
Reported EBITDA including Orange in the United Kingdom up to April 1, 2010, Everything Everywhere since April 1, 2010 (50%) and ECMS in Egypt in the first half of 2010	(b)	15,258	15,191	18,076
Provision for the restructuring of the Orange sport and Orange cinema series businesses		(547)	-	-
Provision covering the ”Part-Time for Seniors” and ”Intermediate Part-Time” plans in France		(492)	(569)	-
Additional provision covering the dispute between DPTG and TP S.A. in Poland		(266)	-	-
General Court of the EU ruling of November 30, 2009		-	(964)	-
Total restated items	(c)	(1,305)	(1,533)	-
Restated EBITDA including Orange in the United Kingdom up to April 1, 2010, Everything Everywhere since April 1, 2010 (50%) and ECMS in Egypt in the first half of 2010	(b-c = D)	16,563	16,724	18,076
Restated ratio of net financial debt to EBITDA	(A) / (D)	1.95	1.95	1.96
(1) See Financial glossary appendix and Note 21 to the consolidated financial statements.

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9.2   ANALYSIS OF FRANCE TELECOM S.A.’S FINANCIAL POSITION AND EARNINGS (FRENCH ACCOUNTING STANDARDS)

The separate annual financial statements of France Telecom S.A. were drawn up in accordance with generally accepted accounting principles in France and in compliance with the provisions of the French General Accounting Plan (Plan Comptable Général).

The accounting methods used by France Telecom S.A. are described in the Notes to the Annual Financial Statements of France Telecom S.A., Section 20.2.1, Note 2.

9.2.1   Overview and main developments

France Telecom S.A., (“France Telecom S.A.”), is the France Telecom Group’s parent company. It supports the France Telecom Group’s fixed-line, Internet and communications services activities in France, making it France’s largest telecommunications operator. In addition, through its subsidiaries, it is one of the world’s principal operators. The company’s activities are described in Chapter 6 Overview of the Group’s Business.

An analysis of the company’s business performance in 2010 is presented in the Management Report, Section 9.1.3 Analysis by operational sector.

Furthermore, the main events which occurred in 2010 are described in company’s Management Report, Section 9.1.1.4.

The principal events which occurred subsequently to closing are described in Section 20.2.1 Annual Financial Statements of France Telecom S.A.

9.2.2   Breakdown of income

The data below relates to the profit or loss items taken from the France Telecom S.A.’s annual individual financial statements. They are shown according to their impact on the company’s profit or loss with the sign () indicating an unfavorable impact and no sign indicating a favorable one. The changes between periods are expressed as a percentage with the sign () indicating an item’s decrease in absolute value and no sign indicating an item’s increase in absolute value.

The 2009 data are always given as unrestated historical data unless otherwise stated.

9.2.2.1   Operating Income

(in millions of euros)	Year ended December 31
	2010	2009	Change 2010 - 2009
Revenues	22,402	22,500	(0.4%)
Other operating income	2,888	2,524	14.4%
Consumption of goods and merchandise	(3,177)	(2,785)	14.1%
Other external purchases and expenses	(7,634)	(7,150)	6.8%
Taxes other than income tax	(966)	(983)	(1.7%)
Labour expenses	(6,260)	(6,326)	(1.0%)
Other operating expenses	(966)	(697)	38.6%
Depreciation, amortization and provisions	(2,348)	(2,445)	(4.0%)
Operating Income	3,939	4,638	(15.1%)

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Revenues

The following table shows the changes in France Telecom S.A.’s revenue by market for the 2010 and 2009. It also shows the percentage change between the two periods.

(in millions of euros)	Year ended December 31
	2010	2009	Change 2010 - 2009
Fixed-line services	19,189	19,691	(2.6%)
Subscriber fixed telephone lines	6,268	7,166	(12.5%)
Internet services	3,455	3,256	6.1%
Carriers services	3,884	3,807	2.0%
Data transfer	3,522	3,389	3.9%
Other fixed-line services	2,060	2,073	(0.6%)
Other revenues	3,213	2,809	14.4%
TOTAL REVENUES	22,402	22,500	(0.4%)

France Telecom S.A.’s revenue came to 22.4 billion euros in 2010, being a 0.4% decrease from the prior year. The downward trend in subscriber fixed telephone lines and the regulators’ decision to lower certain gross prices, such as carrier services, were partially offset by the rise in Internet services and increased data services.

Fixed-Line services

Subscriber Fixed Telephone Lines

Revenue from subscriber fixed telephone lines fell 12.5% due to:

•

the 13.1% decrease in traditional telephone calls related to the expansion of voice over Internet services;

•

and the 12.2% decrease in revenue from telephone subscriptions resulting from the steady advance in access to ADSL broadband without a telephone subscription, through the full unbundling of telephone lines and naked ADSL. The expansion of telephone subscriptions sold wholesale was another factor.

Internet services

The 6.1% growth in revenue from Internet services reflects sales of ADSL broadband access and the development of additional ADSL broadband services like Voice over IP and digital TV (over ADSL and by satellite) to the retail customers.

Services to operators

The impact from price cuts imposed by the regulatory authority, which relate in particular to ADSL access and to wholesale line rental, was partially offset by the increase in the number of fully unbundled telephone lines and, to a lesser degree, by the development of Wholesale Line Rental (WLR).

Data transfer

The 3.9% rise in data transfer services is due in particular to the growth of broadband Internet access and very high bandwidth services.

Other fixed-line services

Other fixed-line services were down 0.6% from the previous year, particularly owing to the downward trend in public telephones.

Other revenues

The 14.4% increase in other revenue reflects for the most part the increase in services provided by France Telecom S.A. to the subsidiaries of the France Telecom Group. In addition sales of mobile equipment rose, linked to the success of smartphones, whose unit prices are higher.

Operating indicators

All the figures in the table below are in thousands.

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	Cumulative as of end-December
	2010 actual	2009 actual
Subscriber fixed telephone lines
Total number of telephone lines managed by FT S.A.	34,400	34,750
o/w
Number of Consumer telephone lines	19,615	20,626
Number of Business telephone lines	4,368	5,145
Internet and ADSL multi-services
Number of Orange ADSL broadband subscribers	9,128	8,880
Number of subscribers to multi-service offers
Number of leased Liveboxes	7,926	7,347
Number of “Voice over IP” service subscribers	7,464	6,816
Number of ADSL TV offers subscribers	3,505	2,761
Business services
Number of permanent data network access points managed in France	336	335
o/w
Number of IP-VPN accesses	271	273
Number of Business Everywhere mobile services users in France	795	750
Services to operators
Number of unbundled telephone lines	8,884	7,723
Partial unbundling	1,194	1,309
Full unbundling	7,690	6,414

Other operating income

Other operating income rose by 14.4% in one year. This development is mainly explained by the increase in capitalized costs owing to the upward trend in tangible and intangible assets.

Operating expenses

The consumption of goods and merchandises rose from (2,785) million euros in 2009 to (3,177) million euros in 2010, being a 14.1% increase. This increase is mainly explained by higher merchandise purchases due to the increase in purchases of mobile telephones, PC tablets, Livebox and decoders.

Other external purchases and expenses rose to (7,634) million euros in 2010 from (7,150) million euros in 2009. This was mainly explained by increased purchases of services for resale, resulting mainly from extending the service contract between Equant and France Telecom. Equant has an integrated worldwide network serving multinational corporations, which operates within France Telecom’s Large Accounts division. The increased purchases of services for resale was partially offset by decreases a) in refunds to operators and b) general expenses, particularly commissions and fees.

Taxes other than income tax decrease slightly to (966) million euros in 2010 versus (983) million euros in 2009.

France Telecom S.A.’s labor costs declined by 66 million euros from 2009 to 2010 ending at (6,260) million euros as against (6,326) million euros in 2009. This was a result of:

•

a lower average headcount and staff reductions due to early retirement plans;

•

partially offset by a cost effect stemming mainly from wage increases in 2010 along with certain variable compensation.

Other operating expenses rose by 269 million euros from 2009 to 2010 ending at (966) million euros, mainly due to the booking of settlements from legal disputes. This increase was partially offset by lower charges for royalties and patents.

Depreciation, amortization and provisions declined by 97 million euros from 2009, ending at (2,348) million euros in 2010. This was mainly due to i) lower depreciation expense by 62 million euros during this period and ii) a 35 million euros drop in provisions from 2009 to 2010. Both provisions against legal and client risks were lower in 2010.

Operating income totaled 3,939 million in 2010, down 15.1% to euros compared with 2009. The margin (operating income as a percentage of revenues) fell 3 percentage points from 20.6% in 2009 to 17.6% in 2010.

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9.2.2.2   Finance Income and Expense

(in millions of euros)	Year ended December 31
	2010	2009
Interest expenses excluding perpetual bonds redeemable for shares (TDIRAs)	(1,706)	(1,883)
Interest expenses for perpetual bonds redeemable for shares (TDIRAs)	(59)	(132)
Foreign-exchange gains (losses)	386	(58)
Dividends received	1,622	2,784
Change in provisions for investment securities and related receivables	(1,311)	(5,847)
Other income/costs/accretion effects	127	71
Net finance costs	(941)	(5,065)

Net finance costs totaled (941) million euros in 2010 versus (5,065) million euros in 2009. The increase is mainly explained by the positive impact from a) the change in provisions on investment securities and related receivables, whose net allocation was 1,311 million euros in 2010 compared to a net allocation of 5,847 million euros in 2009 and b) gains from the net change in foreign exchange losses which rose by 444 million euros from 2009 to 2010. This was partially offset by the 1,162 million euro decline in dividends over the period.

The change in provisions against investment securities and related receivables is mainly explained by:

•

the (742) million euro lower allocation for Wirefree Services Belgium (WSB) 2010, following a net allocation of (1,695) million euros in 2009;

•

the (448) million euro lower allocation against Orange Participations shares in 2010 compared with (791) million euros in 2009;

•

the provision reversal of 117 million euros on TP SA shares in 2010 compared with (2,243) million euros, being a reduction of 2,360 million euros; and

•

the recognition in 2009 of a (935) million euro provision on Equant BV shares. Following its liquidation, the provision reversal in 2010 was treated as exceptional income with respect to the net value of securities (see Note 9.2.2.3).

The change in dividends received stems mainly from the slowdown of dividends received from subsidiaries:

•

Orange S.A. (reduced by 779 million euros from 2009 to 2010);

•

WSB (reduced by 330 million euros from 2009 to 2010);

•

FCR (reduced by 116 million euros from 2009 to 2010).

The 177 million euro reduction in interest expenses excluding perpetual bonds redeemable for shares (TDIRAs) is explained by:

•

the 117 million euro reduction in interest paid on intercompany loans from (185) million euros in 2009 to (68) million euros in 2010;

•

the 121 million euro reduction in interest on borrowings between 2009 and 2010 together with lower average outstandings of net financial debt and the decline in weighted average cost;

•

partially offset by a 48 million euro decrease in revenue from related receivables and current accounts from 2009 and 2010.

(in millions of euros)	Year ended December 31
	2010	2009	Change 2010 - 2009
Net interest expenses (excluding TDIRAs)	(1,706)	(1,883)	177
Net financial debt at end of period (1)	26,131	28,257	(2,127)
Average net financial debt outstanding over the period (2)	25,354	26,905	(1,551)
Weighted average cost of net financial debt	6.10%	6.42%	0.41 pt

(1)  See Section 9.2.3.5.

(2)  Average outstanding net ﬁnancial debt adjusted for amounts that do not give rise to interest, such as accrued interest payable and allowing the calculation of the weighted average cost of net ﬁnancial debt.

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The interest expense from perpetual bonds redeemable for France Telecom shares (TDIRAs) represented (59) million euros in 2010 versus (132) million euros in 2009, a 55% reduction during this period.

The net realized gains from foreign exchange for 2010 came to 386 million euros versus (58) million euros the previous year. This result is mainly explained by the realized gains in foreign exchange net of losses in foreign exchange, which rose by 617 million euros from 2009 to 2010. This was partially offset by a reversal of the provision on foreign exchange, down by 173 million euros from 2009 to 2010.

Other financial income and expenses and accretion effects came to 127 million euros in 2010 compared with 71 million euros in 2009, an increase of 56 million euros, mainly stemming from a reversal of provisions for exchange rate liabilities that was 52 million euros increase in 2010 compared with 2009.

Concerning exposure to market risks and financial instruments, France Telecom’s policy is not to use derivative financial instruments for speculative purposes. Both market risks and financial instrument risks are presented in Note 6.5 of the Notes to the individual financial statements – Exposure to market risks.

9.2.2.3   Exceptional Income and Expense

(in millions of euros)	Year ended December 31
	2010	2009
Gains on asset disposals and retirements	(19)	(266)
Change in provisions and other exceptional items	(2,863)	(1,763)
Exceptional items	(2,882)	(2,029)

The (19) million euro amount on asset disposals and retirements mainly comprises the liquidation of Equant BV for (3,582) million euros, net of 3,589 million euros of reversals on securities provisions.

The (2,863) million euro change in provisions and other exceptional items, compared to (1,763) million euros in 2009, comprises i) a net allocation to provisions for risks and charges of (2,488) million euros, of which there is a provision relating to a notification of increased tax assessment, which is contested, for an amount net of reversals of (1,763) million euros plus the (466) million euro additional provision linked to the Part Time Seniors plan.

9.2.2.4   Net income

France Telecom S.A.’s net income came to 1,067 million euros on 2010 as opposed to (1,416) million euros in 2009, after factoring in (263) million euros of employee profit-sharing in 2010 as against (234) million euros in 2009 plus the company income tax (see Notes 4.10 and 4.11 of the notes to the individual financial statements) which represents a net income of 1,214 million euros in 2010 (1,274 million euros in 2009).

The company performed no reconsolidation of general expenses in the sense of Article 223 quinquies of the French General Tax Code in fiscal year 2010. The rentals on non-deductible vehicles, which were carried as sumptuary expenses on the tax return 2057-A, were re-consolidated.

9.2.3   Balance sheet

The information below relates to changes in balance sheet items taken from the France Telecom S.A.’s separate financial statements.

9.2.3.1   Non Current Assets

Net non-current assets decreased by 2,070 million euros from 2009 to 2010, ending at 86,351 million euros. The change essentially results from the 2,320 million euro reduction in non-current financial assets. Similarly, property, plant and equipment rose by 166 million euros while intangible assets increased by 84 million euros.

The 2,320 million euro decrease in financial assets from 73,084 million euros in 2009 to 70,764 million euros in 2010 is due mainly to:

•

the 880 million euro decline in other deposits, loans and unpaid accrued interest following the payment resulting from the General Court of the European Union’s ruling concerning France Telecom’s special French busines tax (taxe professionnelle) regime from 1991 to 2002, for which (964) million euros had been held in escrow;

•

the 811 million euro decrease in investment securities following i) the (742) million euro allocation to provisions against WSB, ii) the (448) million euro allocation to provisions against Orange Participations, iii) and the (268) million euro allocation to provisions against Orange S.A., which was partially offset by iv) the February and October 2010 subscriptions to two of Orange Participations’ capital increases for 100 million euros and 400 million euros respectively;

•

the 493 million euro decrease in cash collateral paid resulting from i) a volume effect following changes in the portfolio, ii) the increase in the number of counterparties with which a collateral payment contract had been set up, accompanied by a reduction in the franchise thresholds and iii) the increase in the market value of currency hedging instruments, particularly owing to the dollar’s appreciation against the euro.

9.2.3.2   Current assets

Net current assets excluding marketable securities, cash, cash equivalents and prepaid expenses represented 5,888 million euros in 2010, a 487 million euro decrease from 2009.

Trade receivables and related accounts were the main reduction, declining to 3,726 million euros in 2010, down by 317 million euros from 2009. Gross trade receivables came to 3,874 million euros in 2010 compared with 4,215 million euros the year before. The change in trade receivables over the year can be mainly explained by the reduction in the subsidiaries’ customer outstandings and to the downward change in securitized receivables.

Marketable securities were 3,108 million euros in 2010 as against 2,286 million euros in 2009, an 822 million euro increase. This increase was mainly due to:

•

the 499 million euro rise in certificates of deposit from 2009 to 2010; and

•

the 314 million euro increase in term deposits.

Cash rose by 95 million euros from 2009 to 2010.

9.2.3.3   Shareholders’ equity

Shareholders’ equity totaled 35,292 million euros in 2010, down by 2,462 million euros from 2009. The main transactions behind this development concern:

•

the payment of (3,706) million euros in dividends which comprise:

•

the payment of (2,117) million euros in dividends on 2009 income (a 1,588 million euro interim dividend was paid in September 2009),

•

a (1,589) million euro interim dividend paid in September 2010;

•

which in part was offset by the 1,067 million euro earnings increase in 2010.

Shareholders’ equity also included 1,828 million euros of perpetual bonds redeemable for shares (TDIRAs), unchanged from 2009.
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9.2.3.4   Provisions for risks and charges

Provisions for risks and charges amounted to 5,072 million euros on December 31, 2010, a 1,997 million euro increase over the previous year. The change in provisions for risks and charges mainly comprises an allocation to provisions relating to a 1,763 million euro contested tax assessment and an additional provision against the Part Time for Seniors plan, both partially offset by a provision reversal relating to early retirement plans.

9.2.3.5   Liabilities

Gross financial debt came to 29,491 million euros in 2010, which breaks out to 27,582 million euros in long and medium-term debt (of which 1,013 million euros matures in 2011) and 1,909 million euros in short-term debt. Since cash, near cash and marketable securities totaled 3,360 million euros in 2010, financial debt, net of available cash, amounted to 26,131 million euros in 2010 as against 28,257 million euros in 2009. Hence, net debt declined to 2,126 million euros in 2010. The maturity schedule, composition and structure of net financial debt appear in Note 6.4 of Notes to the Annual Financial Statements of France Telecom S.A.

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9.2.3.6   Trade payables

The breakdown by maturity date of the balance in trade payables at fiscal year end is given below:

(in millions of euros)	Year ended December 31
	2010	2009
Not due	3,182	2,809
Due for a maximum of 2 months	88	129
Due for more than 2 months	106	111
Trade payables and related receivables	3,376	3,049

9.2.4   Equity stakes

In February and October 2010, France Telecom S.A. subscribed in cash to two capital increases through its subsidiary, Orange Participations, totaling 100 million euros and 400 million euros respectively.

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10  cash flow and equity

See Section 9.1.4 Cash flow, shareholders’ equity, and financial debt.

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11  innovation, research and development, patents, and licenses

The information and communication technology (ICT) sector in recent years has gone through major changes in its value chain, significantly increasing the number of players. New economic models developed by large Web players are coming into existence, while manufacturers of consumer electronics are moving towards value-added services. In this context, France Telecom believes that innovation will be a major source of growth. In 2010, France Telecom continued its efforts in innovation and devoted 1.9% of its revenues, or 845 million Euros, to it. These expenses amounted to 862 million Euros in 2009 and 900 million Euros in 2008. These amounts include employee costs, operating and investment costs for research, development, and innovation in new products and services.

Since 2005, the Group has decided to combine new product design and new product launch in a unique strategic marketing approach. The R&D laboratories and the Technocentre have been brought together within the Group’s worldwide innovation network, Orange Labs, launched in January 2007 under strategic marketing’s responsibility.

Orange Labs Network

In order to achieve its ambitions in innovation, the Orange Labs network brings together specialized employees on four continents. Each Orange Lab is immersed in a specific environment that enables it to anticipate and take advantage of technological breakthroughs and changes in user patterns worldwide and to facilitate partnerships, thereby accelerating the Group’s capacity for innovation.

London R&D Technocentre
Warsaw R&D Technocentre
Amman Technocentre
San Francisco R&D
Tokyo R&D
Spain R&D & Technocentre
Technocentre (Chatillon) & 8 centres R&D
Cairo R&D
Beijing R&D

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Orange Labs currently has four Technocentre platforms, located in France, the United Kingdom, Poland, and Jordan. Their objective is to design and market new products and services in the countries where they are located and to share them within the Group in other countries where the Group is present. The network also includes research and development laboratories in eight countries across the world: France, United Kingdom, United States, China, Japan, Poland, Spain, and Egypt.

Partnerships

The Group has an active policy of forming strategic partnerships with leading industrial players worldwide which allows it to quickly enhance its portfolio of products and services and open itself to new ecosystems.

Medium-term bilateral partnerships with U.S., European and Asian companies allow the Group to better anticipate forthcoming technological developments in areas such as home automation, healthcare, and the environment.

Partnerships have also been concluded with universities and academic institutions (such as the Institut Télécom, CNRS, INRIA, or Supélec). The France Telecom Group is also financing four Research Chairs.

France Telecom Group is also a key player in R&D programs through various governmental partnerships, at both the French level (ANR projects) and at the European level (7th European Commission Framework Program, EUREKA-CELTIC).

Lastly, France Telecom participates in seven competitiveness centers in France set up to foster local synergies for innovative projects, five of which are global, and it chairs the Image and Networks Center.

Patents and Licensing

France Telecom has a portfolio of 7,892 patents in France and abroad (issued or filed) with the goal of protecting its innovations and its ability to develop freely. In order to maximize their value, some of these patents are licensed through programs such as a program for “Turbocodes” technologies that covers 3G mobile networks, or through patent pools for patents corresponding to industry standards (MP3, MPEG Audio, DAB, DVB, W-CDMA, G729, IEEE802.11x, NFC, and ISDB-T in Japan). Value maximization also concerns software such as engineering tools for the mobile network.

In 2010, 327 new patents were registered, issued primarily by the Orange Labs R&D division of France Telecom S.A.

Management of Technological Interests

Management of Technological Interests includes the venture capital companies France Telecom Technologies Investments (FTTI) and Innovacom3, the management companies Innovacom Gestion (France) and Orange Venture Capital Investment Management (China), and holding companies Orange Capital Management S.A. and France Telecom Capital Development (FTCD). FTCD, the parent venture capital holding company and full subsidiary of France Telecom, owns stakes in four types of funds:

•

a Corporate Venture fund (through FTTI), with the objective of monetizing France Telecom’s intellectual property in exchange for stakes in start-up technologies;

•

venture capital funds whose management is open to third parties (FCPR Innovacom 4, 5, and 6);

•

two investment vehicles including the French holding company Orange Capital Management S.A. and the Chinese venture capital company Orange Venture Capital Investment as part of its strategy of investing in innovative Chinese start-ups;

•

and external venture capital funds that are managed by third parties and are internationally diversified (Europe, United States, Canada, Japan).

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Significant events of 2010

In 2010, several technological innovations from Orange Labs were added to the Group’s products and services, including:

•

an upgrade of the mobile access network with the experimentation on the future mobile network (LTE) effectively doubling the performance of the current 3G network;

•

the NFC (Near Field Communication) with the launch of the project «Nice Ville du sans contact mobile» enabling users to pay for local urban services (transportation, parking meters, etc.) using mobile technologies;

•

the development of Mobile TV launched in Tunisia, Senegal, etc.;

•

changes to the domestic network with the roll-out of the universal TV decoder that allows processing of IPTV, satellite, TNT signals, and the end-user’s personal content;

•

a search engine that uses automatic indexing technologies for written, audio, and video content, making it possible to group and rank this content. This motor exists in the 24/24 Actu portal now carried on various handsets (Iphone, Ipad);

•

3D audiovisual technologies:

•

launch of the Orange interactive 3D TV service for subscribers with compatible TV sets,

•

test of 3D video-conferencing and audio-conferencing for Business customers with high-definition, spatialized sound;

•

High Definition mobile voice, launched in many countries such as UK, Spain, France, Belgium, Armenia;

•

machine to machine networking, allowing the exchange and processing of data between communicating objects via the integration of an SIM card. The corresponding service platforms were put into production in 2010;

•

cloud computing, which gives business customers and consumers access to computing resources and to applications hosted on the operator’s network as well as large storage and processing capacity.

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12  information on trends

In 2011, the France Telecom Group will continue implementation of the Conquests 2015 plan, and anticipates the following developments for the full year of 2011:

•

excluding the effects of regulation, revenues are expected to increase slightly compared to 2010, on a comparable basis;

•

the strategy of maintaining market share and enhancing the value of customer bases will continue, while limiting the erosion of the ratio of EBITDA to revenues (approximately -1 point over full-year 2011, on a comparable basis) despite a background of increased competitive pressure, in particular in France;

•

capital expenditures on tangible and intangible assets excluding licenses should represent approximately 13% of 2011 revenue, with the continuance of i) investments in mobile broadband and fiber optic in France, ii) the development of 2G and 3G mobile networks in Africa and in the Middle East, and iii) submarine cable programs and cloud computing for businesses;

•

in this context, the Group confirms the objective of generating an organic cash flow of 8 billion euros in 2011, before the acquisition of frequencies and spectrum for mobile services and other exceptional items.

See also Section 6.2, France Telecom’s strategy.

By its very nature, the achievement of these targets is subject to numerous risks and uncertainties that may give rise to differences between the stated objectives and actual results. The most significant risks are described in Section 4, Risk factors.

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13  profit forecasts or estimates

None.

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14  administrative and management bodies and senior management

14.1   BOARD OF DIRECTORS – ORGANIZATION AND FUNCTIONING

294

14.1.1   Composition of the Board of Directors

294

14.1.2   Information on the Directors

295

14.1.3   Organization of the Work of the Board of Directors and its Committees

306

14.1.4   Observance of Governance Guidelines

309

14.2   STRUCTURE AND PERFORMANCE OF THE GENERAL MANAGEMENT

310

14.2.1   Management and Limits Set on the CEO’s Authority

310

14.2.2   Information on the Chief Executive Officer

310

14.2.3   CEO Delegate

310

14.2.4   Executive Committee

310

14.2.5   Group Governance Commitees

313

14.3   INTERNAL CONTROL AND RISK MANAGEMENT

314

14.3.1   Internal Control framework and organizational structure

315

14.3.2   Internal Control Measures

317

14.3.3   Specific internal control procedures pertaining to the preparation and processing of accounting and financial information

318

14.3.4   Summary of work on internal controls implemented under section 404 of the Sarbanes-Oxley Act

320

14.4   STATUTORY AUDITORS’ REPORT

322

Statutory auditors’ report, prepared in accordance with article L. 225-235 of the French commercial code
(Code de commerce), on the report prepared by the chairman of the board of directors of France Telecom

322

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14.1   BOARD OF DIRECTORS – ORGANIZATION AND FUNCTIONING

14.1.1   Composition of the Board of Directors

Pursuant to Article 13 of the Bylaws, the Board of Directors consists of a minimum of 12 and a maximum of 22 members. In accordance with French law no. 86-912 dated August 6, 1986 relating to the rules for implementation of the privatizations decided by French Law no. 86-793 dated July 2, 1986, it consists of at least two members representing the employees and one member representing the employee shareholders if the Board has less than 15 members, or three members representing the employees and one member representing the employee shareholders if the Board has 15 or more members.

In addition, pursuant to the French decree-law of October 30, 1935, the Board of Directors must include directors appointed by the French Government in proportion to the latter’s direct or indirect shareholding in France Telecom (the three directors elected by the employees are not included in the total number of directors for the purpose of this calculation). The directors designated by the French Government are appointed by ministerial order.

As of the approval by the Board of Directors on March 23, 2011 of the Chairman’s report on governance and internal control, the Board of Directors is composed of 15 members, including:

•

three directors appointed by the French Government;

•

three directors elected by the employees;

•

one director elected by the Annual Shareholders’ Meeting, representing employee shareholders;

•

eight other directors appointed by the Annual Shareholders’ Meeting.

In the course of 2010, the following changes occurred in the Board’s composition:

•

on June 9, 2010, Stéphane Richard was appointed as director by the Annual Shareholders’ Meeting;

•

on June 9, 2010, Marc Maouche was elected by the Annual Shareholders’ Meeting to replace Stéphane Tierce as employee shareholder representative from the pool of candidates put forward by the Supervisory Boards of the company mutual funds with investments in France Telecom shares;

•

by order of the French Ministry of the Economy, Industry and Employment dated September 15, 2010, Jean-Dominique Comolli was appointed as representative of the French Government, to replace Bruno Bézard;

•

by order of the French Ministry of the Economy, Industry and Employment dated December 14, 2010, Pierre Graff was appointed as representative of the French Government, to replace Gilles Michel.

In accordance with the Bylaws amended by the Shareholders’ Meeting on May 27, 2008, each new Board member is appointed for a term of four years.

During its meeting held on February 23, 2011, the Board of Directors took formal note of Didier Lombard’s decision to resign as director, and therefore as Chairman, and, on the recommendation of the Governance and Corporate Social Responsibility Committee, appointed Stéphane Richard as Chairman and Chief Executive Officer, effective on March 1, 2011.

The following tables list the members of the Board of Directors on the date of this document.

TABLE 1: DIRECTORS APPOINTED BY THE ANNUAL SHAREHOLDERS’ MEETING

	Date appointed	Term ending
Stéphane Richard, Chairman and CEO	June 9, 2010	2014 (5)
Jean Simonin	May 26, 1998 (1)	2011 (3)
Marcel Roulet	February 25, 2003 (1)	2011 (3)
Bernard Dufau	February 25, 2003 (1)	2011 (3)
Henri Martre	February 25, 2003 (1)	2011 (3)
Claudie Haigneré	May 21, 2007	2012 (4)
José-Luis Durán	February 5, 2008 (2)	2012 (4)
Charles-Henri Filippi	February 5, 2008 (2)	2012 (4)

(1)  Term of office renewed at the Annual Shareholders’ Meeting of April 22, 2005.

(2)  Appointment ratified by the Annual Shareholders’ Meeting of May 27, 2008, and followed by a new vote at the same meeting in line with the new Bylaws.

(3)  Term of office ends at the Shareholders’ Meeting to be convened to approve the financial statements for 2010.

(4)  Term of office ends at the Shareholders’ Meeting to be convened to approve the financial statements for 2011.

(5)  Term of office ends at the Shareholders’ Meeting to be convened to approve the financial statements for 2013.

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TABLE 2: DIRECTORS APPOINTED BY THE FRENCH GOVERNMENT

	Date appointed	Term ending
Pascal Faure	September 14, 2009	September 13, 2013
Jean-Dominique Comolli	September 15, 2010	September 14, 2014
Pierre Graff	December 14, 2010	December 13, 2014

TABLE 3: DIRECTOR ELECTED BY THE ANNUAL SHAREHOLDERS’ MEETING REPRESENTING EMPLOYEE SHAREHOLDERS

	Date appointed	Term ending
Marc Maouche	June 9, 2010	June 9, 2014

TABLE 4: DIRECTORS ELECTED BY THE EMPLOYEES

	Date appointed	Term ending
Caroline Angeli	December 3, 2009	December 2, 2013
Ghislaine Coinaud	December 3, 2009	December 2, 2013
Daniel Guillot	December 3, 2009	December 2, 2013

Since April 27, 2005, the representative of the France Telecom-Orange Central Works Council has been attending meetings of the Board of Directors.

The business address of all the directors, in their positions as directors of France Telecom, is: 6 place d’Alleray, Paris (15th arrondissement), France.

14.1.2   Information on the Directors

14.1.2.1   Offices Held

This section shows, among other things, the number of France Telecom shares held, to the best of the Company’s knowledge, by each director and the list of directorships and offices held, to the best of the Company’s knowledge, in any company by each director, as required by Article L. 225-102-1 of the French Commercial Code.

The Shareholders’ Meeting of May 26, 2009 set at 1,000 the number of shares to be held by each director appointed by the Shareholders’ Meeting, except the director representing employee shareholders, who is exempt in accordance with the law.

Stéphane Richard, 49, who joined the France Telecom group in September 2009, was appointed Deputy CEO with responsibility for French Operations on October 5, 2009. He became a corporate officer as CEO Delegate on January 1, 2010, and Chief Executive Officer on March 1, 2010. Heretofore and since 2007, Stéphane Richard had been Chief of Staff of the Minister for Economy, Industry and Employment. Between 1992 and 2003, he was Deputy CFO of Compagnie Générale des Eaux, Chief Executive Officer of Compagnie Immobilière Phénix, Chairman of CGIS, now Nexity. In 2003, he became Deputy CEO of Veolia Environnement and CEO of Veolia Transport. From 2003 to 2007, he was a director of France Telecom. Stéphane Richard is a graduate of Ecole des Hautes Etudes Commerciales and Ecole Nationale d’Administration.

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Stéphane Richard is a French national.

Number of France Telecom shares held: 57,830

Current directorships and offices	Directorships and offices having expired in the last five years

•

Chairman and Chief Executive Officer of France Telecom (since March 1, 2010)

•

Director of France Telecom S.A. (since June 9, 2010)

•

Permanent representative of Atlas Services Belgium in Méditel

•

Director of the Opéra National de Paris

•

Director of the Cinémathèque Française

•

Manager of Rieutord LLC

•

Manager of the SCI (real estate investment trust) Carré Gabriel

•

Manager of SARL Carré Gabriel

•

Managing partner of the SCI (real estate investment trust)
18 rue Philippe Hecht

•

Manager of EURL Rieutord Capital

•

Manager of EURL Ginger

•

Chief Executive Officer of France Telecom (until March 1, 2011)

•

Member of the Supervisory Board of ATEMI S.A.S. (until January 2011)

•

Chief Executive Officer Delegate of France Telecom (until March 1, 2010)

•

Chairman and Chief Executive Officer of Orange France (until June 23, 2010)

•

Chief Executive Officer of Veolia Transport

•

Deputy CEO of Veolia Environnement

•

Member of the Supervisory Board of LBO France

•

Director of Nexity

•

Director of UGC

•

Director of Sofired

Caroline Angeli, 53, is head of corporate networks in a customer services center at Paris Bercy, having been the central labor delegate for the SUD trade union federation. She joined France Telecom in 1988 as a line works manager.

Caroline Angeli is a French national.

Number of France Telecom shares held: 99

Current directorships and offices	Directorships and offices having expired in the last five years
Director of France Telecom	Nil

Ghislaine Coinaud, 55, works for the support department. Until December 2009, she was deputy central labor delegate for the CGT labor union. She was previously a member of that union’s federal management Board. From 1995 to 2005, Ghislaine Coinaud was a member of the Conseil Supérieur de la Fonction Publique. In 1977, she joined France Telecom as facilities operating agent at the main operating center in La Courneuve.

Ghislaine Coinaud is a French national.

Number of France Telecom shares held: 80

Current directorships and offices	Directorships and offices having expired in the last five years
Director of France Telecom	Nil

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Jean-Dominique Comolli, 62: after having been Administrateur civil at the French Budget Directorate from 1977, then a Technical Advisor to the cabinet of the Minister Delegate for Budget Affairs, overseeing social security schemes funding issues, health and social welfare policy, employment policy and agricultural affairs, Jean-Dominique Comolli was, in 1983, appointed Project Manager at, then Technical Advisor to, the French Prime Minister’s cabinet, in charge of budgetary matters.

From 1986, he served as Assistant Director of the Budget Department, then in May 1988, he was appointed Deputy Chief of Staff for the Minister of the Economy, Finance and Budget, and lastly, in July 1988, he became Chief of Staff for the Minister Delegate for Budget.

In September 1989, Jean-Dominique Comolli was appointed Director General of Customs and Excise in the Ministry of Budget, then, in December 1993, Chairman and CEO of Société Nationale d’Exploitation Industrielle des Tabacs et Allumettes (SEITA), which was privatized in February 1995.

From December 1999 to June 2005, he was Co-Chairman of Altadis (the Altadis group was created through the merger of SEITA and the Spanish Tabacalera group), before serving as Chairman of the Board of Directors of Altadis and SEITA from June 29, 2005.

From July 2008 to September 14, 2010, he was also Vice-Chairman of Imperial Tobacco’s Board of Directors.

Since September 15, 2010, Jean-Dominique Comolli has been Commissioner for State Holdings and Director General of French Government Shareholding Agency (APE).

He was appointed to France Telecom’s Board of Directors by a ministerial order dated September 15, 2010. His term of office will run through to September 14, 2014.

He is also a Director of Air France-KLM, AREVA, EDF, Fonds Stratégique d’Investissement (French Strategic Investment Fund - FSI), SNCF and the Opéra Comique public establishment.

Jean-Dominique Comolli is a French national.

Number of France Telecom shares held: 0 (1)

Current directorships and offices	Directorships and offices having expired in the last five years

•

Director of France Telecom (since September 15, 2010)

•

Director of Air France-KLM (since December 14, 2010)

•

Member of the Supervisory Board of Areva (since September 15, 2010)

•

Director of EDF (since September 29, 2010)

•

Director of the Fonds Stratégique d’Investissement
(French Strategic Investment Fund) (since September 15, 2010)

•

Director of SNCF (since September 20, 2010)

•

Commissaire aux participations de l’Etat (Commissioner of State Holdings) –
French Ministry of the Economy, Industry and Employment

•

Director of the Etablissement public de l’Opéra Comique

•

Vice-Chairman of Imperial Tobacco (until September 8, 2010)

•

Chairman of Altadis (until August 27, 2010)

•

Chairman of the SEITA (until September 14, 2010)

•

Chairman of the Supervisory Board of Altadis Morocco (until September 14, 2010)

•

Director of Credit Agricole Corporate & Investment Bank (ex-Calyon) (until August 24, 2010)

•

Director and member of the Audit Committee of Casino (until September 3, 2010)

•

Director, Chairman of the Appointments Committee and Chairman of the Remuneration Committee of Pernod Ricard (until September 1, 2010)

•

Director of Logista (until October 28, 2008)

•

Director of Aldeasa (until April 14, 2008)

(1)  Directors representing the French Government are not required to hold any share in the Company.

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Bernard Dufau, 69, joined IBM France as an engineer in 1966, then, until 1981, worked in various marketing and sales management positions in Paris and around France. After working as a consultant for IBM Corporation in the United States from 1981 to 1983, then as Sales Director (1983-1988) and General Manager in charge of Operations (1988-1993) for IBM France, in 1994 he became General Manager in charge of Retail for IBM Europe. From January 1, 1995 to April 1, 2001, Bernard Dufau was Chairman and CEO of IBM France. From July 2001 to December 2005, he worked as a corporate strategy consultant. Mr. Dufau is also a director at Dassault Systèmes and Kesa Electricals. Mr. Dufau is a graduate of Ecole supérieure d’électricité (“Supelec”) and former Chairman of the Amicale des ingénieurs Supelec (engineers alumni association).

Bernard Dufau is a French national.

Number of France Telecom shares held: 6,692

Current directorships and offices	Directorships and offices having expired in the last five years
• Director of France Telecom • Director of Dassault Systèmes • Director of KESA Electricals • Director of Néo Sécurité	• Director of Team Partners Group

José-Luis Durán, 46, began his career in 1987 at Arthur Andersen, after studying economics. He joined Pryca (a subsidiary of Carrefour) in 1991, where he held successive positions as management controller (1991-1994), management controller of Southern Europe (1994-1996), then management controller of North & South America until 1997. After his term as Chief Financial Officer of Pryca, he became Chief Financial Officer of Carrefour Spain in 1999. In April 2001, he was appointed General Manager for Finance, Management, Organization and Systems with Carrefour, joining the Group’s Executive Committee. José-Luis Durán was Chief Executive Officer of the Carrefour group and Chairman of the Management Board from 2005 to 2008. He is currently Chairman of the Management Board of Devanlay.

Jose-Luis Durán is a Spanish national.

Number of France Telecom shares held: 1,010

Current directorships and offices	Directorships and offices having expired in the last five years
• Director of France Telecom • Chairman of the Management Board of Devanlay	• Chairman of the Management Board and Chief Executive Officer of the Carrefour group • Director of Cyberact (until February 1, 2011) • Director of HSBC Holding Plc (until May 2010)

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Pascal Faure, 48, has been Vice-Chairman of the CGIET (France’s High Council for Industry, Energy and Technology), formed from the merger of the High Council for Mines and the High Council for Information Technology, since February 2009. Pascal Faure started his career in R&D at Bell Laboratories (United States), at Apple Computer then at the Centre National d’Etudes des Télécommunications (France Telecom/CNET) as a project manager in secure communications and cryptology. From 1992 to 1995, he worked for the Ministry of Budget on Government information technology policy credits. He was then appointed technical advisor in charge of budgetary issues, tax affairs, employment and regional development for the Ministry of Tourism, then for the Ministry of Regional Development, Urbanism and Integration. From 1997 to 2001, Pascal Faure served as Director of Development and Financial Affairs and as Deputy General Administrator of Groupe des Ecoles des Télécommunications. He was then appointed deputy technical director for the Defense Ministry. At the same time, he held the office of Chairman of the Association des Ingénieurs des Télécommunications (French Association of Telecommunications Engineers) from 2000 to 2006. In 2007, Pascal Faure was appointed Vice-Chairman of the Conseil général des technologies de l’information (France’s High Council for Information Technology). Pascal Faure is an Ingénieur Général des Mines. He holds a degree from the Ecole Polytechnique (X83) and the Ecole Nationale Supérieure des Télécommunications de Paris (88). Pascal Faure is a Knight of the French Legion of Honor and an Officer of the French Order of Merit.

Pascal Faure is a French national.

Number of France Telecom shares held: 0 (1)

Current directorships and offices	Directorships and offices having expired in the last five years

•

Director of France Telecom

•

Director of the Institut TELECOM

•

Vice-Chairman of the French High Council for Industry, Energy and Technology

•

Director of the Ecole Normale Supérieure

•

Director of La Poste

•

Director of La Française des Jeux

•

Director of the Ecole Polytechnique

•

Director of the Ecole Nationale Supérieure des Mines de Paris

• Chairman of the Institut TELECOM Board of Directors

Charles-Henri Filippi, 58, has been Chairman of Citigroup France since January 1, 2011. He is also founder and Chairman of asset management companies Octagones and Alfina (2008). He joined Crédit Commercial de France (CCF) in 1987 after several years in French government service and in ministerial offices. He became Chief Executive Officer of CCF France in 1998, and was then appointed to the Senior Management of HSBC in 2001, in charge of the Group’s Corporate and Institutional Banking business. He became Chairman and Chief Executive Officer of HSBC France in March 2004, then Non-Executive Chairman from August 2007 to December 31, 2008. He was also Senior Advisor at CVC Capital Partners France until December 31, 2010.

Charles-Henri Filippi is a French national.

Number of France Telecom shares held: 10,001

Current directorships and offices	Directorships and offices having expired in the last five years

•

Director of France Telecom

•

Chairman of Citigroup France (since January 1, 2011)

•

Chairman of Octagones SAS

•

Chairman of ALFINA SAS

•

Partner of Weinberg Capital Partners

•

Director of EURIS

•

Director of L’Oréal

•

Director of Centre National d’Art et de Culture Georges Pompidou

•

Director of PIASA

•

Non-voting member of Nexity’s Board

•

Member of the Femu Qui Supervisory Board (since September 18, 2010)

•

Member of the Viveris REIM Supervisory Board (since February 15, 2011)

•

Chairman and Chief Executive Officer of HSBC France

•

Chairman of HSBC France

•

Chairman of the HSBC Private Bank France Supervisory Board

•

Director of HSBC Asset Management Holding

•

Director of HSBC Bank plc

•

Director of HSBC Private Banking Holdings Switzerland

•

Director of HSBC Trinkaus & Burkhardt AG

•

Senior Advisor of CVC Capital Partners France(until December 31, 2010)

(1)  Directors representing the French Government are not required to hold any share in the Company.

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Pierre Graff, 63, is a graduate of the École Polytechnique and an Ingénieur Général des Ponts et Chaussées. After holding various positions in government bodies in charge of public works at local level (Directions Départementales de l’Equipement - DDEs), Pierre Graff served as a technical advisor overseeing the highways, road safety and transport policy for the cabinet of the Minister of Infrastructure, Housing, Regional Development and Transport (1986 -1987), director of road safety and traffic, interministerial representative for road safety (1987 - 1990), then regional director in charge of infrastructure for Essonne (1990 -1993), deputy chief of staff for the Minister for Infrastructure, Transport and Tourism (1993 -1995), Director General of Civil Aviation (1995 - 2002), then Chief of Staff for the Minister for Infrastructure, Transport, Housing, Tourism and the Sea (June 2002 to September 2003). He was appointed Chairman of the public institution Aéroports de Paris in September 2003, then Chairman and Chief Executive Officer of the limited company Aéroports de Paris in July 2005. Pierre Graff is also a member of the Supervisory Board of NV Luchthaven Schiphol, Deputy Chairman of the French National Tourism Board’s European and International Affairs section, a director representing the French Government in the Paris public transport authority (Régie Autonome des Transports Parisiens - RATP), a director of MEDEF (Mouvement des Entreprises de France) Paris, an Officer of the French Legion of Honor and an Officer of the French National Order of Merit.

Pierre Graff is a French national.

Number of France Telecom shares held: 0 (1)

Current directorships and offices	Directorships and offices having expired in the last five years

•

Director of France Telecom (from December 14, 2010)

•

Member of the Supervisory Board of NV Luchthaven Schiphol

•

Director, representing the French Government, of the RATP

•

Director of the MEDEF-Paris

•

Deputy Chairman of the French National Tourism Board’s European and International Affairs section

•

Director, representing the French Government, of GDF SUEZ (from July 2008 to December 2010)

•

Member of the French Economic, Social and Environmental Council (from September 2004 to September 2010)

•

Director, representing the French Government, of SOGEADE Gérance SAS (a subsidiary of SOGEPA) (from March 2007 to June 2010)

•

Director, representing the French Government, of SOGEPA SA (from January 2007 to January 2010)

•

Member of the Comité national des secteurs d’activités d’importance vitale (French National Committee for Sectors of Activity of Vital Importance) (from October 2006 to December 2009)

•

Director, representing the French Government, of Gaz de France (which became GDF SUEZ on July 22, 2008)

•

Chairman and Chief Executive Officer of Aéroports de Paris

Daniel Guillot, 54, is Director of Relations with the Ain département local authority, at the Lyon Regional Division. He joined France Telecom in 1977 as telecommunications and postal controller. In 1986, Daniel Guillot became an Attaché at the Ministry of Telecommunications, Postal Services and Space, before becoming Chief Inspector in 1993. He held labor union responsibilities at the CFDT Culture Consulting Communication Federation since its foundation in 2005 as head of management staff and international affairs and finally, since 2007, as central labor representative in charge of the Orange FT group. Until 2009, Daniel Guillot had a seat on the worldwide union UNI Télécom’s global Commitee and chaired the European Telecommunications Social Dialog Committee jointly with the employer representative.

Daniel Guillot is a French national.

Number of France Telecom shares held: 311

Current directorships and offices	Directorships and offices having expired in the last five years
Director of France Telecom	Nil

(1)

Directors representing the French Government are not required to hold any share in the Company.

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Claudie Haigneré, 53, has been an Advisor to the Director General of the ESA (European Space Agency) since November 2005. A doctor by training, she is a rheumatologist and specialist in aeronautical medicine. She holds a doctorate in sciences and was an astronaut with the French space agency CNES, then with the ESA, flying a space mission to the MIR space station in 1996 and a second mission to the International Space Station (ISS) in 2001. She was appointed Minister for European Affairs from March 2004 to May 2005, after having been Minister for Research and New Technologies from June 2002 to March 2004. Claudie Haigneré also lends her support to several health associations: maisons des parents (homes for parents of hospitalized children), the Alliance des Maladies Rares (Rare Illness Alliance) with Fondation Groupama and the Kourir Association for children suffering from juvenile rheumatoid arthritis. She is also a sponsor of the Courtin-Arthritis foundation. Since February 2010, she has chaired the Etablissement Public du Palais de la Découverte and the Cité des Sciences et de l’Industrie. Claudie Haigneré is also a director of Fondation C-Génial, the Académie des Technologies, the Fondation de France and L’Oréal’s corporate foundation. She is a member of the Académie des Technologies, the Académie des Sports and of the International Academy of Astronautics (IAA). In 2006, she was awarded the Louise Weiss Prize for her European activities. Furthermore she is a sponsor of the Cité de l’Espace in Toulouse, the Institut de Myologie of  Pitié-Salpétrière hospital set up by the Association Française contre les Myopathies (AFM), and of many schools and student graduate classes. Claudie Haigneré is a Commander of the French Legion of Honor.

Claude Haigneré is a French national.

Number of France Telecom shares held: 1,000

Current directorships and offices	Directorships and offices having expired in the last five years
• Director of France Telecom • Director of Sanofi-Aventis • Chairperson of Universcience (Etablissement Public du Palais de la Découverte et de la Cité des Sciences et de l’Industrie)	• Director of Universcience • Director and Chairman of the Cité des sciences et de l’industrie • Chairman of the Board of the Palais de la Découverte

Marc Maouche, 46, has 25 years’ experience with France Telecom, which gives him in-depth knowledge of the Group. He has chaired the Supervisory Boards of the company mutual funds (FCPE) “France Telecom Actions” and “Orange Success” for seven years. In addition to his national and European trade union commitment in the world of telecommunications, he has been a member of the Conseil Supérieur de la Participation and is Vice-Chairman of the AFTAS (Association France Telecom des Actionnaires Salariés – France Telecom Employee Shareholders’ Association) since its creation in 1996. Marc Maouche has been Director of Relation with the Seine-Saint-Denis local authorities since June 2010. He has been a member of the Institut Français des Administrateurs (French Institute of Directors) since January 2011.

Marc Maouche is a French national.

Number of France Telecom shares held: 1,842

Current directorships and offices	Directorships and offices having expired in the last five years
• Director of France Telecom (since June 9, 2010) • Vice-Chairman of the AFTAS • Chairman of the Supervisory Boards of the company mutual funds (FCPE), France Telecom Actions and Orange Success	• Joint manager of the SCI (real estate investment trust) La vie à défendre (until October 1, 2010)

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Henri Martre, 83, served as Délégué Général pour l’Armement (General Representative for Armaments) at the Defense Ministry from 1977 to 1983 and Chairman and Chief Executive Officer of Aérospatiale from 1983 to 1992. He was also Vice-Chairman of the Supervisory Board of Airbus Industrie from 1986 to 1992, Chairman of Groupement des industries françaises aéronautiques et spatiales – Gifas (French aeronautics and spatial industries group) from 1990 to 1993, Chairman of the Association européenne des constructeurs de matériel aérospatial (AECMA) (European association of aerospace manufacturers), and Chairman of AFNOR from 1993 to 2002. A general engineer of armaments by profession, Mr. Martre is a director of SOGEPA (French Government holding company of EADS), and a Member of the Board of Directors of SOFRADIR, Chairman of the Supervisory Board of ESL and Vice-Chairman of the Supervisory Board of KLM. He is a member of various French Government Councils (Conseil supérieur de l’Aviation marchande, Conseil du CEPII) and the Consultative Committee for the Banque de France. Henri Martre holds degrees from the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications.

Henri Martre is a French national.

Number of France Telecom shares held: 1,000

Current directorships and offices	Directorships and offices having expired in the last five years

•

Director of France Telecom

•

Director of Sogepa

•

Chairman of the Supervisory Board of ESL

•

Vice-Chairman of the Supervisory Board of KLM

•

Member of the Board of Directors of Sofradir

•

Member of the Conseil supérieur de l’Aviation marchande

•

Member of the CEPII Board

•

Member of the Banque de France Consultative Committee

•

Manager of SOCOGIT SARL

• Director of Renault S.A. • Director of ON-X • Member of the Conseil de l’Agence Française pour les Investissements Internationaux

Marcel Roulet, 78, was Chairman of France Telecom from 1991 to 1995. He subsequently was Chairman and Chief Executive Officer of Thomson S.A. from February 1996 to March 1997 and Thomson CSF (now Thales) from February 1996 to January 1998. A general telecoms engineer by profession, Mr. Roulet retired on January 1, 1999 and now provides business consulting services. Marcel Roulet is also a director of HSBC France and Chairman of the Supervisory Board at Gimar Finance SCA. He is a member of the Eurazeo Supervisory Board. He is Honorary Chairman of France Telecom. Mr. Roulet is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications.

Marcel Roulet is a French national.

Number of France Telecom shares held: 4,518

Current directorships and offices	Directorships and offices having expired in the last five years
• Director of France Telecom • Business consultant • Director of HSBC France • Chairman of the Supervisory Board of GIMAR Finance SCA • Non-voting observer on the Eurazeo Supervisory Board

•

Member of the Supervisory Board of Eurazeo (until May 7, 2010)

•

Director of Thomson

•

Director of Thalès (permanent TSA representative)

•

Non-voting member on the Board of Directors of the PagesJaunes Groupe

•

Non-voting member of the Cap Gemini Board

•

Non-voting member of the Technicolor Board (ex-Thomson) (to February 17, 2010)

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Jean Simonin, 66, is the former Managing Director of the Retail Sales Agency of France Telecom S.A. in Toulouse. From 1993 to 1996 he led France Telecom’s commercial activities for the South-West division. Previously, Jean Simonin managed France Telecom’s Sales Agency in Avignon from 1989 to 1992 and Nevers from 1986 to 1989. Before 1986, he held various positions within France Telecom in Nevers, Cluses, Evry and Paris. He was a director of AFTAS. He is the Mayor of Saint-Emiland (Saône et Loire), and President of the Autour de Couchois towns district. Mr. Simonin graduated from the Centre national des Arts et Métiers.

Jean Simonin is a French national.

Number of France Telecom shares held: 6,176

Current directorships and offices	Directorships and offices having expired in the last five years
Director of France Telecom	Nil

Offices Held by Directors whose terms of office have ended since January 1, 2010

Didier Lombard (term ended on March 1, 2011)

Directorships and offices held in 2010	Directorships and offices having expired in the last five years
• Chairman of the France Telecom Board of Directors • Director of Thomson • Director of Thales • Member of the STMicroelectronics N.V. Supervisory Board • Member of Radiall’s Supervisory Board

•

Chief Executive Officer of France Telecom (until March 1, 2010)

•

Member of the Supervisory Board of France’s industrial innovation Board, Agence de l’Innovation Industrielle

•

Chairman of the Board of Directors of Orange S.A.

Bruno Bézard (term ended on September 15, 2010)

Directorships and offices held in 2010	Directorships and offices having expired in the last five years

•

Director of France Telecom

•

Managing Director of the French Government Shareholding Agency (APE)

•

Director of Areva

•

Director of EDF

•

Director of La Poste

•

Director of Air France – KLM

•

Director of SNCF (since January 18, 2010)

•

Director of the Fonds Stratégique d’Investissement

• Director of Renault • Director of France Télévisions • Director of Thales • Director of Dexia

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Gilles Michel (term ended on December 14, 2010)

Directorships and offices held in 2010	Directorships and offices having expired in the last five years
• Director of France Telecom S.A. • Chief Executive Officer of the Fonds Stratégique d’Investissement

•

Member of the PSA Peugeot Citroën Management Board

•

Chairman of Citer

•

Chairman of the Board of Directors of Citroën Denmark A/S, Citroën Italia, Citroën UK Ltd, Citroën Belux, Citroën (Switzerland) SA

•

Chairman of the Supervisory Board of Citroën Nederland B.V.

•

Member of the Supervisory Board of Citroën Deutschland AG

•

Director of Automoviles Citroën España, Autotransporte Turistico Espanol S.A., Comercial Citroën S.A., Citroën Sverrige AB

•

Permanent representative of Automobiles Citroën to the Chair of the Automoveis Citroën Board of Directors and the Banque PSA Finance Board of Directors

•

Director of Peugeot Citroën Automobiles, Process Conception Ingénierie

Stéphane Tierce (term ended on June 9, 2010)

Directorships and offices held in 2010	Directorships and offices having expired in the last five years
• Director of France Telecom • Director of AFTAS	Nil

14.1.2.2   Applying the Principle of a Balanced Representation between Women and Men

The Board of Directors included twelve men and three women on the date this document was published. French Act 2011-103 of January 27, 2011 relating in particular to the balanced representation between men and women on Boards of Directors shall obligate France Telecom to recognize, as a first step, a minimum proportion of 20% of women by the close of the first Shareholders’ Meeting for the year 2014. In France Telecom’s case, the proportion is computed based on just those directors appointed by the shareholders or who represent the French Government, namely twelve directors. The candidacies that will be put to the vote at the Shareholders’ Meeting on June 7, 2011, when the terms of certain members of the Board of Directors expire, should prepare the way for implementing the new legal requirements relating to the Board’s composition (see Section 26.2 France Telecom Board of Directors report on the resolutions put before the Shareholders’ Meeting - Fiscal year 2010, paragraph Sixth to eighth resolutions).

14.1.2.3   Independent Directors

The Group reaffirms its intention to comply as much as possible with the recommendations of the Afep-Medef code of corporate governance for listed companies concerning the number and the proportion of independent directors within the Board and its committees.

In view of his new position as Chairman of Citi France, Charles-Henri Filippi sent a statement of independence to the Chairman of France Telecom. The situation was examined by the Governance and Corporate Social Responsibility Committee. On this committee’s recommendation, the Board of Directors confirmed Charles-Henri Filippi’s qualification as independent director in its meeting of March 23, 2011.

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During the same meeting, the Board assessed that seven directors were in compliance with the independence criteria defined by the Afep-Medef code (1). The same number met this definition at the time of the previous review, six in 2009 and five three years ago. The independent directors are Claudie Haigneré, Bernard Dufau, José-Luis Durán, Charles-Henri Filippi, Henri Martre, Marcel Roulet and Jean Simonin.

The composition of the Board of Directors and its committees also reflects compliance with specific legal provisions, particularly those relating to the stake held by the French State in France Telecom. Thus, three Board members represent the State and four other Board members, who are themselves employees, represent the employees. Therefore, by mere virtue of legal provisions, seven directors cannot, as a side effect, meet the independence criteria in the Afep-Medef code.

The Chairman may not be described as independent according to the meaning of this code, because he is also the Chief Executive and was an employee at one time.

However, as outlined in the Afep-Medef code, “a designation as independent director does not imply a value judgment. Independent directors are not by their personal qualities different from other directors in a way that would make them more disposed to act in the interests of shareholders» and “the quality of a Board of Directors cannot be defined solely by a percentage of independent directors, as the directors are required above all to be competent, active, in regular attendance and involved.” In this last regard, the directors proposed by the Board for appointment by the Annual Shareholders’ Meeting are selected particularly based on criteria such as their experience and expertise in fields related to France Telecom’s lines of business and related issues, as well as the degree to which they can make themselves available.

14.1.2.4   Court Rulings, Bankruptcy, Conflicts of Interest and Further Information

To the Company’s knowledge, in the past five years:

•

no director or officer has been found guilty of fraud;

•

no director or officer has been associated with a bankruptcy, receivership or liquidation;

•

no director or officer has been publicly and officially incriminated or punished by any statutory or regulatory authority; and

•

no director or officer has been disqualified by a court from acting as a member of an administrative, management or supervisory Board of an issuer or from acting in the management or conduct of the affairs of any issuer.

Absence of Family Ties

To the Company’s knowledge, there are no family ties between the Company’s directors or officers nor between any director or officer and any member of the Executive Committee.

Conflicts of Interest

Pursuant to Article 14 of the Board of Directors’ Internal Guidelines (see Section 14.1.3.1 Functioning and activity of the Board of Directors), Board members must inform the Chairman of the Board of any situation concerning them that is likely to lead to a conflict of interest with one of the Group’s companies.

To the Company’s knowledge and on the date of this Registration Document, there is no potential conflict of interest between the duties of the members of the Board of Directors or the Chief Executive Officer with respect to France Telecom and their private interests or other duties.

To the Company’s knowledge, there is no arrangement or agreement with a major shareholders, a customer, supplier or any other party pursuant to which a Member of the Board of Directors or the Chief Executive Officer was appointed to the Board or as Chief Executive Officer, respectively.

Restrictions Regarding the Sale of Shares by the Officers

On the proposal of the Board of Directors, the Shareholder’s Meeting of May 26, 2009 amended the Bylaws to include an obligation for each director appointed by the Shareholder’s Meeting (except for the director representing employee shareholders) to own at least 1,000 Company shares. Moreover, directors holding shares under the France Telecom Group’s company savings plan through mutual funds that are invested in shares of the Company are subject to the lock-up rules applicable to investments in the savings plan under the provisions governing company savings plans.

Finally, Article 14 of the Board of Directors’ Internal Guidelines prevents members from engaging in any operation whatever relating to the securities of the listed companies of the Group as long as they have knowledge of confidential information and from directly or indirectly engaging in short sales with respect to such securities.

(1) Under the rules set out in the Afep‑Medef report, a director, to be recognized as independent, must not:

-   be an employee or a corporate officer of the Company, an employee or a director of its parent company or of one of its consolidated subsidiaries, nor have served in any of these capacities during the previous five years;

-   be a corporate officer of a company in which the Company holds, directly or indirectly, a position on the board of directors or in which board of directors an employee designated as such, or a person who is presently or was at any time in the previous five years a corporate officer of the Company, serves;

-   be, nor be directly or indirectly linked to, a significant customer, supplier, commercial banker or a significant investment banker of the Company or of the group to which it belongs, nor be a customer, supplier, commercial banker or an investment banker for which the Company or the group to which it belongs represents a significant share of business;

-   have close family ties with a corporate officer;

-   have been an auditor of the Company within the last five years;

-   have been a director of the Company for more than 12 years;

-   take part in controlling the Company as the representative of a major shareholder.

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To the Company’s knowledge, none of the Company’s directors or officers has agreed any other restriction to his or her freedom to dispose without delay of his or her holding in the Company.

14.1.2.5   Directors’ and Officers’ Transactions involving Company Shares

The following table, drawn up in accordance with the provisions of Article 223-26 of the French Financial Markets Authority’s General Regulations, details the transactions involving France Telecom shares carried out during the 2010 financial year by the persons specified in Article L.621-18-2 of the French Monetary and Financial Code and declared to the AMF. It also shows the transactions conducted since the end of 2010.

Name of director/officer	Financial instrument	Type of transaction	Date of transaction	Unit price	Total amount
Stéphane Richard	Shares	Purchase	March 16, 2011	€14.8804	€74,402
Daniel Guillot	Units of the company mutual fund (FCPE) France Telecom Actions	Sale	September 24, 2010	€16.02	€6,899.20
Charles Henri Filippi	Shares	Purchase	September 23, 2010	€15.9496	€127,596.80
Daniel Guillot	Units of the company mutual fund (FCPE) France Telecom Actions	Sale	September 9, 2010	€16.3	€3,260
Claudie Haigneré	Shares	Purchase	March 16, 2010	€18.06	€16,581.90
Stéphane Richard	Equities	Purchase	March 10, 2010	€17.69	€884,645

Furthermore, Henri Martre informed the Company that in March 2010 he bought 270 France Telecom shares for an amount of less than 5,000 euros.

14.1.3   Organization of the Work of the Board of Directors and its Committees

14.1.3.1   Functioning and Activity of the Board of Directors

Internal Guidelines

On July 17, 2003, the Board of Directors adopted internal guidelines (the Internal Guidelines) in line with the recommendations of the so-called Bouton report on the improvement of corporate governance in listed companies. In 2010, the Internal Guidelines were updated on two occasions by the Board to incorporate changes in the Company’s governance.

The Internal Guidelines may be viewed on the France Telecom website (orange.com, under “Group” then “Governance”).

The Board of Directors presides over all decisions relating to the Group’s major strategic, economic, employment, financial or technological policies and monitors the implementation of these policies by the management.

Articles 3, 11 and 12 of the Internal Guidelines provide details on the rules governing the information provided to Directors and the meetings of the Board.

Chairman of the Board of Directors

Article 1 of the Internal Guidelines stipulates the role and duties of the Chairman of the Board of Directors.

The Chairman represents the Board of Directors and, except in unusual circumstances, is the only person authorized to act and speak in the Board’s name. He organizes and steers the Board of Directors’ work and works to ensure efficient running of corporate bodies with respect to the principles of good governance. He serves as a liaison between the Board of Directors and the Company’s shareholders, in cooperation with the General management, and guarantees the quality of the Company’s financial information. In close cooperation with the General management, he may represent the Company in its upper-level relations with the public authorities, the Group’s major partners and its major customers, both within France and internationally. He is briefed regularly by the Chief Executive Officer on the significant events and situations relating to Group life, and he may seek any information from the CEO needed to inform the Board of Directors and its committees. The Chairman may meet with the Statutory Auditors to prepare the Board of Directors’ and the Audit Committee’s work.

In accordance with Articles 29-1 and 29-2 of French Law no. 90-568 of July 2, 1990 (as amended), the Chairman of the Board of Directors also has the power to appoint and manage the civil servants employed by the Company.

Pursuant to the Company’s Bylaws, the Chairman of the Board of Directors can hold his position until the age of 70.

Board Activities during the Financial Year

The Board of Directors met eleven times during the 2010 financial year. On average, 13 to 14 directors attended each Board meeting during the year (an attendance rate in excess of 80%). The average Board meeting lasts three hours. Each meeting is generally preceded by a meeting of one or more of the Board’s Commitees with a view to preparing deliberations (see Section 14.1.3.2 Functioning and activity of the Board’s Commitees).

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Besides the regular events in the course of the Company’s operations (review of operational performance, quarterly, half-year and full-year accounts, budget, etc.), the Board studied strategic development opportunities, in particular those leading to the conclusion of agreements with Orascom Telecom regarding Mobinil and to the purchase of a stake in Méditel, a Moroccan operator. The Board also reviewed the strategy regarding the contents.

In accordance with the Internal Guidelines, a meeting of the Board of Directors was dedicated to examining the existence and monitoring the effectiveness of internal control and financial and non-financial risk management systems. This meeting was prepared by a joint meeting of the Audit Committee and the Governance and Corporate Social Responsibility Committee.

14.1.3.2   Functioning and Activity of the Board’s Commitees

In line with the recommendations of the Afep-Medef code, the Board of Directors formed three specialist committees to assist in preparing its decisions: the Audit Committee; the Governance and Corporate Social Responsibility Committee and the Strategy Committee. Their respective areas of responsibility are set out in the Internal Guidelines of the Board of Directors.

The following table details the membership of the Board’s Commitees as at the date of this document:

	Year Created	Chairman	Members
Audit Committee	1997	Bernard Dufau (1)	Jean-Dominique Comolli José-Luis Durán (1) Charles-Henri Filippi (1) (2) Daniel Guillot Marc Maouche
Governance and Corporate Social Responsibility Committee (3)	2003	Marcel Roulet (1)	Pascal Faure Jean Simonin (1)
Strategy Committee	2003	Stéphane Richard	Caroline Angeli Ghislaine Coinaud Claudie Haigneré (1) Henri Martre (1) Pierre Graff

(1)  Independent director according to the Afep-Medef code.

(2)  Committee’s financial expert.

(3)  New name adopted on March 24, 2010 for the Compensation, Nominating and Governance Committee, which had itself replaced the Compensation Committee created in 1997.

The committees report to the Board on their work and comments, and submit their opinions, proposals or recommendations.

14.1.3.2.1   Audit Committee

The Audit Committee comprises at least three members appointed, for an indefinite term, by the Board of Directors on the recommendation of the Governance and Corporate Social Responsibility Committee. The Chairman of the Audit Committee is chosen from the independent Directors.

The composition of the Audit Committee complies with the provisions of Article 14 of the Ordinance of December 8, 2008 relating to the setting up of a specialized committee aimed at ensuring the follow-up of questions relating to the preparation and control of accounting and financial information. In this context, this committee ensures that the efficiency of the internal control and financial risk management systems is monitored.

The responsibilities of the Audit Committee are detailed in Article 8 of the Board’s Internal Guidelines (see Section 14.1.3.1 Functioning and activity of the Board of Directors).

Financial Expertise within the Audit Committee

Aside from the financial and accounting expertise required of all its members, the Audit Committee must also include at least one person who qualifies as a financial expert, i.e. a person who has held a position at least equivalent to chief financial officer, comptroller or auditor of a company comparable to France Telecom.

Charles-Henri Filippi was appointed member of the Audit Committee as financial expert by the Board of Directors on February 5, 2008, primarily due to his work as Chairman and Chief Executive Officer of Crédit Commercial de France (CCF) and HSBC France.

Work of the Audit Committee

The Committee met 13 times in 2010. It met regularly with France Telecom’s senior management and the main managers of the Group’s Finance Department, in particular with the Head of Audit and Risk Control, the Head of Internal Control and the Statutory Auditors, in order to review with them their respective action plans and the implementation of these plans.

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Financial Reporting

The Committee analyzed the non-consolidated and consolidated financial statements for the 2009 financial year and the first half of 2010, together with the first and third quarter results for 2010, and verified that the processes for producing financial and accounting information complied with regulatory and legal requirements, especially in terms of internal control. In this respect, the Committee reviewed the draft management reports and heard the Statutory Auditors’ Report. It also examined the budget for the financial year, significant risks and off-balance-sheet commitments and their accounting impact, as well as the results of the asset impairment tests.

In addition, the Committee reviewed all financial communications before their publication.

Internal Control and Risk Management

Before approving each set of financial statements, the Committee undertook a review of the most important disputes in which the Group is involved.

Moreover, in accordance with the Ordinance of December 8, 2008 transposing the Directive of May 17, 2006 on statutory audits of annual accounts and consolidated accounts (“8th Directive”), the Committee examined the results of the annual evaluation of the internal financial control system, which were presented to it by the Group Internal Control Department, and concluded that the mechanism was effective (see Section 14.3.4 Summary of the work on internal control accomplished under Section 404 of the Sarbanes-Oxley Law).

Finally, the Committee examined the major risks with which the Group may or could be faced. It also ensured that the recommendations formulated by the Audit and Risk Control Department after each of the internal audits were correctly implemented. The findings of the audits completed in 2010 as well as the agenda of the audits undertaken during the year were also presented.

Management of Debt and Cash

The Committee regularly examined the Group’s policy on debt refinancing and cash management.

Plans for International Expansion

The Audit Committee devoted several meetings to analyzing the financial aspects of certain international expansion projects, particularly the agreements with Orascom Telecom and the acquisition of a stake in Méditel. It also reviewed the projects aimed at refocusing the Contents business.

Statutory Auditors

The Committee reviewed the fees for the Statutory Auditors for 2010 and the financial terms of their work during the year.

14.1.3.2.2   Governance and Corporate Social Responsibility Commitee

The Governance and corporate social responsibility Commitee consists of at least three members appointed by the Board of Directors upon the recommendation of its Chairman.

Article 9 of the Board’s Internal Guidelines details the responsibilities of the Committee (see Section 14.1.3.1 Functioning and activity of the Board of Directors). In accordance with the Internal Guidelines, the Committee’s mandate was extended to examining the main environmental risks and opportunities, the Group’s industrial relations policies, all the information relating to social responsibility and all the environmental information published by the Group, and the main guidelines of its Corporate Social Responsibility policy. Moreover, the Internal Guidelines stipulate that the Committee makes sure that the Group’s ethics charter is adhered to and that it is circulated within each entity. Each year, in this regard, the Committee reviews the Group’s Ethics Committee report on how it has carried out its tasks. The Ethics Committee is composed of a Chairman and three other members who are all appointed by the Chairman of the Board.

The Governance and Corporate Social Responsibility met seven times in 2010 (including once on an expanded basis, when the meeting was opened to all Board members) and examined the following issues, among others:

•

the monitoring of the definition of the social performance indicators and of the quality of service indicators;

•

the definition of the targets and calculation methods for the variable portion of the Chairman and Chief Executive Officer’s compensation for each half-year;

•

the corporate social responsibility guidelines and the main results achieved in this area;

•

the Board members’ position in terms of the independence guidelines set out in the Afep-Medef Code: this review enabled the Board to qualify seven directors as independent according to the definition in the Afep-Medef Code;

•

an assessment of the operating method of the Board and its committees;

•

the process for replacing Board members; and

•

the changes in the Company’s governance.

14.1.3.2.3   Strategy Committee

The Strategy Committee comprises at least three members appointed by the Board of Directors on the recommendation of its Chairman. The latter chairs the Committee. The Chairman of the Audit Committee attends meetings of the Strategy Committee.

Article 7 of the Board’s Internal Guidelines details the responsibilities of the Committee (see Section 14.1.3.1 Board of Directors’ functioning and activity).

The Committee met three times in 2010 (including once on a broader basis, when the meeting was opened to all Board members), in order to examine the Group’s international expansion strategy and the areas for strategic focus over the medium term. When necessary, this Committee’s meetings may be opened to all Board members.

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14.1.3.3   Periodic Review of the Work of the Board of Directors and its Committees

On March 24, 2010, the Board of Directors examined the results of the assessment of its performance, which was carried out in the second half of 2009 with the methodological assistance of an outside consultant and resulted in a report dated October 24, 2009.

The main conclusions reached by the Board following this review are summarized below, after a brief overview of the procedures followed.

The Board members’ responses to the questionnaires that were submitted to them were forwarded directly to the evaluator responsible for analyzing them, and not to the Company. Furthermore, the Board members had the option, if they wished, to supplement their written response through an individual meeting with the evaluator.

The summary of the Board members’ responses reflects a certain degree of stability in their views compared with the assessment carried out in the previous year.

The definition of the Board’s role and duties, like those of its Chairman and various committees, is considered to be clear. The Board members highlighted the quality of the reports that are presented to them, as well as of the way in which their work is carried out.

Overall, the performance of the Board and its committees was viewed in a very positive manner.

In addition, the choices made regarding the size and composition of the Board were met with very broad approval, while the changes suggested focused primarily on the Board’s international outlook and on including more women members.

Overall, the Board members declared themselves to be satisfied with the way in which the recommendations made as a result of the previous assessment were implemented, and were of the view that the operating rules of the Board and its committees, as well as the way in which those rules were applied, ensured that corporate governance was of a satisfactory quality.

A new review of the performance of the Board of Directors and its committees is scheduled to take place in the second half of 2011.

14.1.4   Observance of Governance Guidelines

14.1.4.1   Reference to a Code of Corporate Governance

At its meeting of December 3, 2008, the Board of Directors confirmed that France Telecom would adopt the Afep-Medef corporate governance code for listed companies. This decision was announced in a press release. The Company currently refers to the version of the code published in April 2010 (which may be consulted on the www.medef.fr website, among others) subtitled, Corporate governance principles resulting from the consolidation of the Afep-Medef’s October 2003 report, their January 2007 and October 2008 recommendations on compensation for executive officers of publicly traded companies and their April 2010 recommendation on boosting women’s presence on boards of directors.

In addition to the laws, regulations and corporate by-laws that the Board is naturally required to observe, the Board adopted Internal Guidelines from 2003 onwards that established the guiding principles for the work of the Board, its committees and the way in which they exercise their duties on behalf of the Company and its shareholders. See Section 14.1.3.1 Functioning and activity of the Board of Directors.

In light of the legal rules that govern the composition of its Board of Directors, France Telecom is not fully compliant with the Afep-Medef code recommendations on the number of independent directors on the Audit Committee, since three of the six members, less than the recommended two-thirds, are independent. France Telecom believes that it is important that the Audit Committee benefit from the presence of at least one member who represents the French Government and of at least one member who is an employee representative. See Section 14.1.2.3 Independent directors.

14.1.4.2   Main Differences between the Corporate Governance Rules followed by France Telecom and the New York Stock Exchange Rules Applicable to US Companies

France Telecom has endeavored to take the New York Stock Exchange (NYSE) governance standards into account. However, since the Company is not a US company, most of these rules do not apply to it, and the Company is allowed to follow the rules applicable in France instead. Accordingly, France Telecom has elected to adhere to the Afep-Medef code of corporate governance (See Section 14.1.4.1 Reference to a code of corporate governance), where the recommendations differ in some respects from the NYSE governance rules applicable to US companies listed on the NYSE.

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In particular, France Telecom has chosen to follow the rules on independence specified by the Afep-Medef code, which provide that one-third of the directors must be independent. In contrast, the NYSE rules provide that the Board of Directors must consist of a majority of independent directors.

France Telecom considers that seven of the fifteen members of its Board of Directors may be considered as independent according to the independence criteria of the Afep-Medef code. France Telecom has not assessed the independence of its directors according to the NYSE rules.

In addition, France Telecom has chosen to establish a single Governance and corporate social responsibility Commitee in charge of appointments and compensation. This committee currently consists of two independent directors appointed by the shareholders and one director representing the French Government. Conversely, the NYSE standards provide for the establishment of two separate committees (a Selection and Corporate Governance Committee, and a Compensation Committee) composed exclusively of independent directors.

14.2   STRUCTURE AND PERFORMANCE OF THE GENERAL MANAGEMENT

Stéphane Richard became Chief Executive Officer on March 1, 2010. The Board of Directors appointed Mr. Richard as Chairman and Chief Executive Officer on February 23, 2011, upon the recommendation of the Governance and Corporate Social Responsibility Committee. This decision took effect on March 1, 2011 (See Section 14.1.3.1 Functioning and activity of the Board of Directors).

14.2.1   Management and Limits Set on the CEO’s Authority

As Chief Executive Officer, and in accordance with the law, Stéphane Richard has been invested with extensive powers to act in the Company’s name, without any limitations of power other than those provided for under law and in Article 2 of the Board of Directors’ Internal Guidelines (see Section 14.1.3.1 Functioning and activity of the Board of Directors).

Article 2 of the Internal Guidelines provides that the Chief Executive Officer must obtain the authorization of the Board of Directors before committing the Company to investments or divestitures involving amounts in excess of 200 million euros. In addition, any investments involving amounts in excess of 20 million euros that are not included in the Company’s strategic orientations must first be approved by the Board of Directors.

As Chief Executive Officer, Stéphane Richard had introduced a series of measures delegating authority and signature to each member of the Executive Committee (see Section 14.3 Internal Control and Risk Management). Each member has applied those delegations in their respective area of expertise. Mr. Richard reiterated those delegations in his capacity as Chairman and Chief Executive Officer.

14.2.2   Information on the Chief Executive Officer

Stéphane Richard was appointed as a director on June 9, 2010, and was appointed Chairman and Chief Executive Officer with effect from March 1, 2011. Information on Mr. Richard is provided in Section 14.1 Functioning and activity of the Board of Directors.

14.2.3   CEO Delegate

The Board of Directors may appoint one or more individuals to assist the Chief Executive Officer, and award them the title of Directeur Général Délégué (CEO Delegate). The maximum number of Directeurs Généraux Délégués (CEO Delegates) is five. In agreement with the Chief Executive Officer, the Board of Directors determines the extent and duration of the powers granted to such delegates.

On December 2, 2009, the Board of Directors appointed Stéphane Richard as CEO Delegate as from January 1, 2010. This appointment expired on March 1, 2010, when he was appointed Chief Executive Officer.

14.2.4   Executive Committee

Following his appointment as Chief Executive Officer of France Telecom, Stéphane Richard announced the composition of the Group’s Executive Committee as from April 6, 2010.

Reporting to the CEO, the Executive Committee today consists of fourteen members, including two Deputy CEOs and eleven Senior Executive Vice Presidents in charge of Group divisions and functions. The Executive Committee coordinates the implementation of strategic orientations. It oversees the achievement of operational, labor relations and technical objectives, as well as of those relating to the allocation of financial resources. The Executive Committee meets weekly. It has replaced the General Management Committee (Comité de Direction Générale) since April 6, 2010.

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14.2.4.1   Composition of the Executive Committee

The following table sets out the composition of the Executive Committee:

Stéphane Richard	Chairman and Chief Executive Officer
Gervais Pellissier	Deputy CEO Group Finance, Information Systems, Everything Everywhere
Jean-Philippe Vanot	Deputy CEO Quality, Corporate Social Responsibility
Christine Albanel	Senior Executive Vice-President Communication, Philanthropy, Content Strategy
Vivek Badrinath	Senior Executive Vice-President Orange Business Services, Enterprise Line of Business
Thierry Bonhomme	Senior Executive Vice-President Networks & Carriers, Research & Development, Orange Labs Networks & Carriers
Jean-Paul Cottet	Senior Executive Vice-President Marketing & Innovation
Delphine Ernotte	Senior Executive Vice-President Orange France
Elie Girard	Senior Executive Vice-President Strategy & Development
Pierre Louette	Senior Executive Vice-President Group General Secretary, France Operators
Bruno Mettling	Senior Executive Vice-President Human resources
Georges Penalver	Senior Executive Vice-President Strategic Initiatives & Partnerships
Marc Rennard	Senior Executive Vice-President Group Operations in Africa, the Middle East and Asia (AMEA)
Olaf Swantee	Senior Executive Vice-President Group Purchasing, Operations in Europe

Gervais Pellissier, 51, is in charge of Finance and Information Systems. Mr. Pellissier is also in charge of the joint venture with T-Mobile UK in the United Kingdom. He joined the Group in October 2005 to supervise the integration of its business units in Spain and advise on geographical integration within the Group. He previously served as CEO Delegate of Bull, in which he held various positions between 1983 and 2005, including Chief Financial Officer (1998 to 2000) and Deputy CEO (2000 to 2004). He holds a degree in Business Law (Université Paris XI) and is a graduate of HEC (International Management – joint program with the University of California, Berkeley, and the University of Cologne).

Jean-Philippe Vanot, 59, is in charge of Quality and Corporate Social Responsibility. He chairs a “Quality Committee” that reports to the Group Executive Committee and brings together all functions related to service reliability and customer relations within the Group. Mr. Vanot also chairs the Group Ethics Committee. Jean-Philippe Vanot was previously Executive Director in charge of Innovation and Marketing. He has spent his entire career with France Telecom since starting in the National Network Division in 1977, and has had a varied technical and operational background. Mr. Vanot is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. He is also a knight of the French Ordre National du Mérite.

Christine Albanel, 55, is in charge of Communications, Sponsorship and Content Strategy. Ms Albanel was the French Minister for Culture and Communications between May 2007 and June 2009. From 2003 to 2007, she was the chairwoman of the Etablissement Public de Versailles (Versailles Public Institute). Christine Albanel began her career as the press spokeswoman at the French President’s Office between 1979 and 1981, then as project manager for the Paris Director of Information and Communications between 1982 and 1986. After spending two years at the French Prime Minister’s Office (1986-1988), she continued her career as Deputy Head of the Mayor of Paris’ Office, then as an Advisor to the French President on Education and Culture between 1995 and 2000. In 2000, she was appointed as member of the Council of State. Christine Albanel has a degree in modern literature.

Vivek Badrinath, 41, is in charge of Enterprise Communication Services, which includes Orange Business Services and the Enterprise Line of Business. He had previously been the Executive Director in charge of the Network and Carriers Division since 2009. After beginning his career at the French Ministry of Industry, Mr. Badrinath joined the Group in 1996, taking up a position in the Long-Distance Networks Division before moving to Thomson India in 2000 as Chief Executive Officer. He returned to the Group in 2004, when he took up responsibilities in the innovation and technical fields, as Orange’s Technical Director. Mr. Badrinath is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

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Thierry Bonhomme, 54, is in charge of the Networks and Carriers, and Research and Development Departments. His previous positions in the Group include serving as Director of Technical Operations for Paris North, Regional Director in Grenoble then in Marseille, before becoming Director of Distribution for the corporate market. He was also director of IDATE from 1988 to 1990. Mr. Bonhomme is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Jean-Paul Cottet, 56, is in charge of Marketing and Innovation. One of his main responsibilities is the Group’s Technocentre and the Home and Mobile business lines. He was previously Director of the France corporate market. Mr. Cottet has held a wide range of positions since joining the Group: in marketing and sales, in the Shareholder Relations Department at the time of the first stock market flotation, in the Paris Regional Division, in the Communications and External Relations Division, in the Information Systems Division and in the International Division. Mr. Cottet is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Delphine Ernotte, 44, the previous Deputy Head of French Operations, is now in charge of those operations under the Orange France brand. She was previously Sales Director for France. Delphine Ernotte joined the Group in 1989, and has held various positions, primarily in research and development. She then continued her career with sales management responsibilities, as Distribution Agency Director and Regional Director for Val de Loire Center before becoming Director of Communications and Philanthropy for France. Delphine Ernotte is a graduate of the Ecole Centrale de Paris.

Elie Girard, 32, in charge of Group Strategy and Development, is a graduate of the École Centrale de Paris and of Harvard University. He began his career as auditor at Arthur Andersen, before joining the Ministry of the Economy, Finance and Industry in the Treasury Department. Between 2004 and 2007, Mr. Girard worked primarily for the Offices of Thierry Breton, the Minister for the Economy, Finance and Industry, and of Jean-François Copé, the Deputy Minister for Budget and Government Reform, who was the Government’s spokesperson. He joined the France Telecom-Orange Group in 2007 and was appointed Private Secretary to Didier Lombard, the Chairman and Chief Executive Officer. On March 1, 2010, when Stéphane Richard was appointed Group Chief Executive Officer, Mr. Girard was appointed as his Private Secretary. In that capacity, he was responsible for developing the Group “Conquests 2015” project, which was presented in early July 2010. Elie Girard is also a Member of the Board of Directors of Sofrecom, GlobeCast and Studio 37.

Pierre Louette, 48, is the Group’s General Secretary and is in charge of the France Operators division. Mr. Louette was a Public Auditor at the French Court of Accounts, and was the Chairman and Chief Executive Officer of Agence France Presse (AFP) between 2005 and 2010. Previously he was a Technical Advisor on Communications, Youth and Sport at the Prime Minister’s Office between 1993 and 1995. At that time, he was one of the driving forces behind the French Autoroutes de l’Information (Information Highway) initiative. As Secretary General and Director of Communication for France Télévisions in 1995-1996, he contributed to the creation of TPS before focusing on the development of new media in France, notably with Havas Advertising and with the Europatweb Bernard Arnault’s Internet investment fund. Pierre Louette holds a degree in law and is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration. He is a Knight in the French Legion of Honor.

Bruno Mettling, 53, is on assignment to the Chief Executive Officer. He is also in charge of an assignment on medium-term job and skills outlook and a preliminary mission related to the “Orange Campus” initiative. Until 2009, he was CEO Delegate in charge of Human Resources and Sales Development for Banque Populaire. After an early career in several ministries (Finances, Employment, Equipment, Urbanism), he became Inspector of Finance in 1991 and joined the Ministry of the Economy and Finance. Bruno Mettling was then appointed Deputy Chief Financial Officer for La Poste, before joining Caisses d’Épargne in 1999, when he reformed its human resources sector. Bruno Mettling has a degree from the Institut d’Etudes Politiques and from the Aix-en-Provence law school.

Georges Penalver, 54, is in charge of strategic studies and partnerships. His direct responsibilities include Orange Labs in Beijing, San Francisco and Tokyo. Georges Penalver was previously Senior Executive Vice-President in charge of Group Strategy and Development. Before joining France Telecom in September 2005, Georges Penalver was Deputy General Manager of SAGEM Communications (SAFRAN group). From 2002 to 2005, he developed SAGEM’S Broadband Communications Business, overseeing the launch of new fixed and mobile product offers, industrial deployment in Tunisia, Asia and Eastern Europe, and the development of sales networks in Europe, China, Southeast Asia, Australia, the Middle East, Africa and the Americas. Appointed to serve on SAGEM’s Management Board in 2001, he accompanied the mass development of mobile and Internet services. Mr. Penalver is a graduate of the Ecole Nationale Supérieure d’Arts et Métiers in Aix en Provence (gold medal, 1974) and the Ecole Nationale Supérieure des Télécommunications in Paris (1980). He is also a Knight of the French Ordre National du Mérite.

Marc Rennard, 54, is in charge of Group Operations in Africa, the Middle East and Asia (AMEA). He joined the Executive Committee of the France Telecom/Orange Group in June 2010. Since 2006, he served as International Executive Director in charge of Africa, the Middle East and Asia where he had been France Telecom/Orange’s Director of International Operations before. He also served as Chairman and/or director of several international subsidiaries among which were three publicly traded companies: Jordan Telecom Group, Mobinil and Sonatel (since 2004). Marc Rennard was also chief executive officer of UNI2, a telecommunications operator in Spain from 2003 to 2004. Marc Rennard served as Deputy CEO of TDF from 1996 to 2002, Chairman of TDF video services from 1996 to 2002, Chairman of TDF Cable from 1992 to 1996 and 2001 to 2003 and TDF’s Vice President of Sales and Marketing from 1992 to 1996. He was CEO of the Société des Montagnes de l’Arc, part of the Caisse des Dépôts Group from 1989 to 1992 and successively performed the duties of Consultant (1982-1983), Agency Manager (1984-1985) and CEO (1986-1989) all at CEREP Communications. Marc Rennard began his career as Chargé de Mission at the Socio-economic Institute for Businesses and Organizations, from 1979 to 1981. Marc Rennard is a graduate of the EM Lyon Business School and holds a degree in business administration (DEA) in Management Sciences (EM Lyon and Université Lyon 3).

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Olaf Swantee, 44, is in charge of Group Purchasing for Egypt and the European Division (excluding France and Poland) within the International Division. Olaf Swantee was previously Senior Executive Vice-President in charge of the company’s worldwide mobile businesses and the operational and financial performance of France Telecom Group businesses in Europe and Egypt. Mr. Swantee joined the France Telecom Group in August 2007. He was previously a Senior Vice President of Hewlett-Packard (HP) dealing with business-to-business software sales in Europe, the Middle East and Africa, where he played a part in making HP one of the leading global IT companies. He has seventeen years experience in the IT industry, and has held senior leadership, sales and marketing positions with Compaq and Digital Equipment Corporation in Europe and the United States. Whether working at a national, European or international level, he has made solid contributions to these companies’ revenue growth in mature markets around the world. A Dutch national, Mr. Swantee is a graduate in Economics. He received his European MBA from the École Européenne des Affaires in Paris in 1989.

14.2.4.2   Employee Profit Sharing and Stock Options

On the date of this document, to the Company’s knowledge, the members of France Telecom’s Executive Committee, including Stéphane Richard, owned a total of 129,783 France Telecom shares, representing about 0.005% of the share capital.

As of the date of this document, the members of the Executive Committee held a total of 626,880 stock options representing 0.022% of the share capital, which they were granted by the Board of Directors, of which 270,580 stock options were granted under the October 2005 and March 2006 plans, and 356,300 were granted under the May 2007 plan (see Section 17.3.3 Stock Options).

14.2.5   Group Governance Commitees

Several specialized committees reporting to the Executive Committee were created to apply, or oversee, the implementation of its directives throughout the Group. The main committees that affect Group governance are the Investments Committee, the Treasury and Financing Committee, the Tax Committee, the Claims and Commitments Committee, the Risks Committee, the Employment and Skills Committee and the Disclosure Committee. They are also responsible for monitoring risk management with regard to financial liabilities, thereby limiting the Group’s overall exposure.

The Group Investment Committee operates under the authority of France Telecom’s Chief Executive Officer. It is chaired, by delegation, by the Deputy CEO in charge of Finance, Information Systems and the Everything Everywhere joint venture, and its members include the Executive Director in charge of the Group General Secretariat and the France Operators division, the Group Deputy CFO, the Executive Director in charge of Orange Labs Networks and Carriers, and the Executive Director in charge of Group Strategy and Development. Its role is to advise the Executive Committee or subsidiaries. The Committee approves decisions to acquire or sell securities, the principal outsourcing and commercial contracts, and investment programs greater than 15 million euros that are not included in the budget. This committee meets as often as it deems necessary and in general once a week, as requested by one of the members of the Executive Committee.

The Treasury and Financing Committee, which operates under the authority of the Deputy CEO in charge of Finance, Information Systems and the Everything Everywhere joint venture, is chaired, by delegation, by the Group’s Deputy CFO. It meets quarterly and defines the framework for managing the Group’s debt—especially terms of liquidity, interest rate, exchange rate and counterparty risk in financial transactions for the coming months—and reviews past management (completed transactions and financial results). The Treasury and Financing Committee met four times in 2010.

The Tax Committee, which operates under the authority of the Deputy CEO in charge of Finance, Information Systems and the Everything Everywhere joint venture, is chaired by delegation by the Group’s Deputy CFO. Its role is to review the major tax issues in order to assess the quality of internal control, which ensures the soundness of the tax options proposed (or taken) and to determine their accounting consequences, if any. The materiality threshold for tax matters that must be submitted to the Tax Committee is 10 million euros. This committee meets twice a year. However, the Committee may convene special meetings to assess and approve the tax options to be taken on issues that are particularly important for the France Telecom Group. The Tax Committee met twice in 2010.

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The Claims and Commitments Committee, which is chaired by the Executive Director in charge of the Group General Secretariat and the France Operators Division, examines the Group’s major lawsuits and off-balance sheet commitments, in order to ensure that the related risks are taken into consideration as accounting provisions, if applicable and on the recommendation of the Group’s Legal Department. The Committee’s mandate also includes approving the information on major lawsuits, as published in the dedicated note to the full-year and half-year financial statements, as well as ensuring that the main commitments that are not recognized in the financial statements are mentioned in those notes. The Committee met five times in 2010, as part of the closing process of the full year, half-year and quarterly financial statements.

The Group Risks Committee is placed under the authority of France Telecom’s Chief Executive Officer and chaired, by delegation, by the Deputy CEO in charge of Finance and Information Systems. The Committee reviews risk management, and particularly risk identification methods and mapping, together with the action plans aimed at reducing those risks. In this context, it approves the Group’s annual internal audit program on the basis of a plan drawn up with the members of the Executive Committee and their staff, before presenting that plan to the Board of Directors’ Audit Committee. It oversees implementation of the auditing program, audit recommendations and plans for corrective action. It is also informed of the main internal control work. In 2010, the Committee met three times.

The Employment and Skills Committee, which is under the authority of France Telecom’s Chief Executive Officer and chaired, by delegation, by the Executive Director in charge of Human Resources, is made up of members of the Executive Committee or, by delegation, of their representatives. The Committee plays a key role in implementing the Group’s employment policy. The Employment and Skills Committee examines restructuring projects that may have a significant impact on jobs and job outlook in the Group’s business lines, divisions and countries. It also looks at all plans for external hires in France. In this context, it prepares recommendations to be submitted for the approval of the Executive Committee, and, if necessary, to the employee representation bodies. The Committee generally meets once a week.

The Disclosure Committee is placed under the authority of the Deputy Chief Executive Officer in charge of Finance, Information Systems and the Everything Everywhere joint venture. It is chaired, by delegation, by the Group’s Deputy CFO, and includes the relevant directors within the accounting, legal, internal audit, management control, investor relations and communications fields. It ensures integrity, accuracy, and compliance with applicable laws and regulations and recognized practices and ensures the consistency and quality of France Telecom’s financial information. It carries out this mission within the procedural framework for the preparation and validation of financial information as defined by the Group. Accordingly, it examines all financial disclosures made by France Telecom S.A., especially the consolidated financial statements, the annual and half-yearly financial reports, the quarterly financial data, the Registration Document filed with the AMF, the US annual report (Form 20-F) filed with the SEC, and any press releases containing financial information. In addition, the Committee looks at financial communications from the principal exchange-listed subsidiaries. It met 18 times in 2010.

14.3   INTERNAL CONTROL AND RISK MANAGEMENT

Both the parent company and wholly consolidated subsidiaries of the France Telecom Group are implementing an ongoing process to improve internal control and risk management.

The internal control and risk management system consists of an organizational unit, and procedures and controls implemented by General Management and all staff under the Board of Directors’ responsibility, and is intended to provide reasonable assurance that operating targets will be met, that current laws and regulations will be complied with, and that the financial information is reliable.

Where the reliability of its financial information is concerned, France Telecom has introduced an internal control organizational unit based on the internationally-recognized COSO (Committee of Sponsoring Organizations of the Treadway Commission) methods.

The internal control system takes into account foreign laws and reference documents. These matters are presented to the Statutory Auditors, where aspects relating to legal obligations are concerned.

France Telecom classifies the five component parts of the COSO under two headings:

•

the control environment (overall policies and procedures);

•

operating control (flows and processes);

The system covers:

•

governance committees;

•

support functions responsible for areas of the Group control environment;

•

operating functions.

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14.3.1   Internal Control framework and organizational structure

France Telecom’s internal control system relies on the work accomplished by the General Management governance committees (see Section 14.2.5), the support functions in charge of the Group’s control environment, and the operating functions.

The Group’s internal control system is managed by its Internal Control Department, which is part of the Finance Department. The Audit and Risk Management Department and the Group Fraud Prevention and Revenue Assurance Department contribute to evaluating this system.

Moreover, in accordance with the 8th European Directive, which was transposed into French law on December 8, 2008, and with the AMF recommendations of July 2010, the Audit Committee is also in charge of monitoring the effectiveness of the internal control and risk management systems (see Section 14.1.3.2 Operation and activities of the Board’s committees).

Accounting and Management Controlling Divisions play a particularly important role in evaluating the internal financial control system.

France Telecom’s internal control system relies on a set of values and on principles of action and professional behavior.

14.3.1.1   Group values and action and professional conduct principles

The France Telecom Board of Directors adopted a Group code of conduct in 2003.

This code of conduct, which is available at http://www.orange.com, sets out the Group’s values and lists its action principles with regard to its customers, shareholders, employees, suppliers and competitors, and to the environments and countries where the Group operates. It also mentions a certain number of individual behavioral principles to which each employee, Board member, director and executive must adhere.

An education program on the principles of individual behavior and action is periodically conducted by the managerial line with the teams, both at Group level and in each country, to help staff take these principles on board.

The principles and rules relating to market ethics are set forth in a special document, which is an integral part of the Code of Ethics. This document is intended to remind employees and directors of the Group’s companies of the current regulations and principles in this area and the need to comply completely with them, as well as certain preventive measures (in particular, the period during which “permanent insiders” are prohibited from trading in securities of the Group).

In 2010, the Corporate Ethics Committee acknowledged the important efforts that had been made to raise employee awareness of ethics and corporate conduct, which were organized around the Corporate Ethics Code, primarily through the ethical correspondent network and the use of e-learning tools. These communication actions provide employees with the tools to get information on the Code of Ethics, the values, and access to e-learning and to the other business line training modules. These programs cover all the geographical areas in which the Group operates.

In 2010, the roll-out of the awareness-raising program regarding the prevention of corruption continued, primarily in European countries.

The development themes selected by the Group’s network of ethical correspondents were used to roll out country-specific programs to take into account regulatory and cultural aspects.

14.3.1.2   Main functions involved in steering the internal control system

Internal Audit team

The Group’s internal audit team consists of approximately 118 qualified auditors who work for all of the Group’s entities on a shared service basis, and are primarily located in France, the United Kingdom, Poland, Spain and Africa. In mid-2010, the audit team based in the United Kingdom was transferred to the Everything Everywhere joint venture when that joint venture was created as part of the merger of France Telecom and Deutsche Telekom’s businesses in the United Kingdom.

The Head of Internal Audit and Risk Control reports to the Group’s Deputy CFO.

By means of its audit assignments, the internal auditors help the Group maintain an appropriate management control system by assessing its effectiveness and efficiency and by issuing recommendations for its on-going improvement.

The recommendations arising from internal audit assignments (228 assignments were completed in 2010) are systematically monitored, and primarily lead to action plans that are drawn up and implemented by the Group’s Divisions and subsidiaries. The Statutory Auditors ensure that the audit work is appropriately coordinated. Early in 2004, the Internal Audit team was charged with monitoring all recommendations made by the Statutory Auditors as well as its own recommendations.

These assignments primarily include the checks performed at the request of the Group’s Internal Audit Department as part of the systematic assessment of internal financial control, particularly tests on the operational effectiveness of the internal control and cyclical audits performed on the internal control of less sizeable subsidiaries. These assignments amounted to 68 audits in 2010.

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Since June 2005 France Telecom’s internal auditing within France has been certified by IFACI Certification, applying the professional benchmark for internal audits known as RPAI. IFACI certification was extended to the audit teams in Poland in 2006, and was renewed for the French area in 2008. It does not cover the audit teams in North America, Asia, Spain and Africa, or the corporate control and risk management functions. Moreover, it no longer includes the United Kingdom team since this team was transferred to the Everything Everywhere joint venture (see above).

The internal audit process also supports the Group Operations Departments in their own initiatives aimed at identifying major risks.

General Control reports to the Audit and Risk Management Department and investigates cases of fraud that may have an impact at the Group level, at the request of Executive Committee members or the Executive Management Committees to which each Executive Director belongs. It conducts around 30 missions a year. Investigations with less impact are conducted at the country level by investigators who are in most cases dedicated full-time to this task. The network of investigators includes four geographical divisions in France, making it possible to cover the entire country. There are also investigative units in the major countries where the Company does business, including Poland and Spain.

Group Fraud and Revenue Assurance

The Fraud and Revenue Assurance Department, which is part of the Finance Department, defines the approach for detecting and preventing fraud and protecting revenue. The Department guides the implementation of this approach within the Group, working closely with the staff at the operating entities and at Head Office, in order to ensure the effectiveness of the work accomplished.

Where fraud prevention and detection are concerned, France Telecom uses an approach that is based on a classification of fraud risks according to their likelihood of materializing and their impact in the event that such risks materialize. The Group Fraud and Revenue Insurance Department monitors existing fraud risks on an ongoing basis, together with any new risks that appear, and the legislation relating to fraud. It updates the Group’s anti-fraud strategy accordingly. This enables France Telecom to take into account changes in the fraud risk environment in its approach.

France Telecom puts preventive controls in place in order to reduce the chances of any fraud that is likely to create a major risk. Since such prevention measures can never be 100% effective, the Group also puts controls designed to detect fraud cases in place. When cases of suspected fraud are identified during these checks, they are investigated and are handled in a manner compliant with the laws and regulations in force, and in accordance with the ethical conduct principles applicable to the Group’s business activities.

Where the generation of the Group’s financial information is concerned, the approach defined by the Group’s Fraud and Revenue Assurance Department includes risks that are relevant in this area, such as fraud committed by the management, or fraud involving the financial statements, etc. The Group’s Fraud and Revenue Assurance Department works very closely with the Group Internal Control Department and the Audit and Risk Control Department, in order to roll out and manage this process.

Internal control team

The Group Internal Control Department, which reports to the Finance Department, is primarily charged with providing overall control and assessing the quality of the internal financial control system. In this capacity, the Group Internal Control Department is responsible for managing the ongoing program to improve the internal financial control processes.

The Group Internal Control Department develops a methodology, the tools necessary to apply it, and a yearly work plan. It manages the roll-out of the internal control system and ensures its effectiveness with all Group managers, relying on the heads of the governance committees, the persons in charge of the Control Environment within the Group, and the Internal Control Departments of the operating entities. The Department monitors the results of the work performed by the Group in order to meet the required quality level.

In this context, it must primarily:

•

coordinate the local Internal Control Departments and the persons in charge of the Control Environment within the Group, and give them the support and advice that they need to ensure the quality of their system and control it;

•

ensure that the action plans presented to the Risk Committee and subsequently to the Audit Committee, if applicable, are implemented and monitored;

•

produce the reports required by regulations for shareholders and for financial market oversight authorities.

The role of the local Internal Control Departments is to assist the operating managers of their entities, in order to help them structure and maintain an efficient internal control system, which meets both their own and the Group’s requirements.

In this context, the local Internal Control Departments apply the directives issued by the Group’s Internal Control Department within their own entity, and ensure the smooth running of the system at their own level. They are in charge of applying the methodology, and providing training and support for operating staff, as well as monitoring the progress of the action plans.

Accounting and Controlling

Under the authority of the Deputy CEO responsible for Finance and Information Systems, the Group Accounting and Group Management Controlling Divisions have the following key duties:

•

producing consolidated accounts for the Group and producing the Group’s consolidated financial statements, France Telecom S.A. and certain French subsidiaries’ statements within time frames that meet financial market requirements and legal obligations while guaranteeing that the statements provide a true and fair view of the Company in compliance with the accounting principles adopted by the Group;

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•

managing the weekly, monthly, and quarterly reporting cycle;

•

producing the necessary documentation for financial communication of results and the summary of management reporting for the Executive Committee;

•

designing and implementing Group methods, procedures and frames of reference for Accounting and management Controlling;

•

identifying and carrying out the necessary changes to the Group’s accounting and management information systems.

Credit Management Function

The purpose of the Group’s Credit Management Division, which is part of the Financial Division, is to have a consolidated vision of the credit risks with clients and partners and to implement tools that allow these risks to be managed. In order to do this, it depends on local teams or contacts and on the processes in place in each operational entity. It organizes or participates in groups of stakeholders who share common concerns thus allowing a better circulation of information.

The Credit Management policy is distributed to all of the Group’s entities and subsidiaries and is subject to regular review. A new version of this document, supplemented with a collection of good practice and recommendations. A new version of this document, supplemented with a collection of good practices and recommendations, was published in August, 2010 and made available to all teams involved in customer service.

14.3.2   Internal Control Measures

Identifying major risks

At least once per year, each of the Group’s Operations Divisions (France, Poland, Spain, Europe, AMEA, Companies) identifies the major risks in its area. The identification of the risks, completed by a description of actions plans designed to hedge these risks, makes up the risk map of each Division.

The changes in the list of these risks and monitoring the implementation of action plans are assessed during internal control reviews, as well as once per year in the Risks Committee.

Detecting and tackling internal fraud

Detecting Fraud is the responsibility of the management, which is assisted by the Group Fraud and Revenue Assurance Division and local fraud specialists in the Group entities.

A whistle-blowing policy, pursuant to the Sarbanes-Oxley law, is in place and includes the recommendations published by the CNIL. This measure allows any employee to use a dedicated email address to report any acts that may constitute an offense or fraud, or that may reveal instances of corruption, particularly in the areas of finance, and more specifically, accounting and payments. The defined procedure ensures that the alerts are treated confidentially and independently, outside of the chain of command, if necessary. It safeguards the protection of staff members as well as the rights of the individuals concerned by such reports.

When internal fraud is strongly suspected, investigations are generally entrusted to specialized services, in particular to the General Control Division. Investigation services are responsible for establishing the existence of facts. In the event of internal fraud, company management determines the penalties. For all cases detected, (internal or external fraud), the civil, criminal, or legal consequences are considered after the recommendations of the company’s Legal Division.

Fraud cases are analyzed by the Group’s Fraud and Insurance Revenues Division in order in order to assess control measures and therefore better prevent and detect similar fraud cases.

Development of internal control self-assessment

Self-assessment is a program initiated by the Group Internal Control department, carried out by certain operating units, to assess the quality of their operations with regards to internal control. This program centers on a formalized, standardized procedure enabling management to identify and take responsibility for the improvements that need to be made in terms of internal control and to take the corrective action. It includes a prior phase of risk identification and analysis at the local level.

Internal audits ensure that the process and the action plans implemented are effective.

Financial internal control procedures

The financial internal control procedures are based on a set of specific procedures on how accounting and financial information is prepared and processed (see Section 14.3.3 Internal control procedures relating to the preparation and processing of accounting and financial information) and on the internal control procedures implemented under the Sarbanes-Oxley law (see Section 14.3.4 Summary of work on internal control implemented under Section 404 of the Sarbanes-Oxley Law).

Internal control reviews

Internal control reviews allow the overall mastery of internal control measures on the entity-level to be verified annually with a review of the conclusions of work from the previous year, the objectives of the current year, and the major risks in terms of the entity’s objectives.

These reviews are presented by the management of the entity to the supervising Executive Director as well as to the Group’s Internal Control Division, the Auditing and Risk Control Division, and the Fraud and Revenue Assurance Division.

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They focus on the following themes:

1.

Governance

2.

Management of major risks and serious incidents

3.

Fraud management

4.

The internal control system, especially financial controls

5.

The audit program

6.

The Group’s management of the control environment’s domains/themes

They incorporate the major observations of the internal audit and those of the Statutory Auditors, as well as the following of their recommendations.

14.3.3   Specific internal control procedures pertaining to the preparation and processing of accounting and financial information

The internal control of accounting and financial information is organized around the following elements:

•

the Disclosure Committee (see Section 14.2.5 Group governance committees);

•

the Group’s accounting and controlling function (see Section 14.3.1.2 Main functions involved in steering internal control);

•

unified accounting and management reporting;

•

the accounting standards and methods common to the entire Group.

14.3.3.1   Unified accounting and management reporting

All of the Group’s entities participate in the Group’s management and steering cycle, which is composed of three basic components:

•

the forecasting process (plan, budget, and periodic internal provisions);

•

the process for producing corporate accounts and the Group’s consolidated financial statements;

•

the management reporting process.

The forecasting process (plan, budget, and periodic internal provisions)

The Group budgeting process requires regular updates of projections and the management’s involvement. It is worked out by country and Division, business unit, and Group subsidiary.

The budget must reflect the Group’s ambitions at each level of the organization. It includes a yearly goal based on year one of the multi-year plan and forecasts that are updated in May, including an updated second-half goal, and in October-November to evaluate target figures for year-end.

The budget dossier is composed of:

•

packages of financial data (including cash-flow statements), along with comments summarizing, in particular, major actions;

•

capital expenditures by project;

•

analysis of risks and opportunities.

As part of the budget process, the Divisions establish and analyze the performance indicators. The budget and updated projections are established on a monthly basis to be used as a reference for the Group’s monthly reporting.

Moreover, the Group draws up a multi-year plan with the main Group entities, setting out the medium-term financial trajectories for the Group and its main entities.

Process of preparing the companies’ statutory and Group’s consolidated financial statements

The process of preparing the France Telecom Group’s financial statements is formalized and scheduled, with:

•

performing pre-closing accounts at the end of May and November;

•

anticipating the use of estimates and of complex accounting operations processes;

•

formalizing closing processes.

As such, documentation for the processes leading to the production of financial information up to the filling of consolidation packages is shared and constitutes a common framework for all contributors, thus serving to strengthen internal control within the Management Controlling department.

Instructions from the Management Controlling and Accounting Divisions specifying the process and agreed timeline for each closing are circulated within the Group, and then broken down by subsidiary.

Consolidation packages are created monthly by the Group’s entities according to IFRS principles and entered in the Group’s consolidation and reporting tool.

The Group’s principles, when they are compatible with the local rules applicable to the statutory income statements, prevail, in order to limit subsequent restatements. However, in the event that principles inconsistent with those of the Group are applied in an entity’s statutory income statement and have a significant impact on measuring earnings and assets, the entity restates those items for consistency.

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The identification, regular measurement, and reconciliation of accounting methods used in the individual financial statements and Group standards are the responsibility of each entity and communicated to the teams responsible for the Group’s financial management.

Within the framework of their legal duties, the Statutory Auditors come in:

•

at the end of the first semester, in the form of a Group-wide limited audit;

•

for the annual closing, to audit the statutory and consolidated financial statements.

Thus they provide a reference audit that supplements the Group’s internal evaluations. Internal Auditing and Risk Control Management oversees the implementation of their recommendations.

Management reporting process

The reporting process is a major element in the control and financial information process. It is a major tool for monitoring, control, and direction for the Group’s management.

The reconciliation of accounting and forecast data used in the monthly review at each level of the Group contributes to the quality and accuracy of the information produced.

This method, established by the Controlling and Accounting Departments, is repeated in all entities of the Group and at each level of the organization (business unit, division and Group).

The definition of Group report contents and media that are used to track the achievement of group objectives is established on a regular and consistent basis. The financial data in reporting come primarily from the Group consolidation and reporting tool, and the reporting formats are standardized. The reports are validated by the country financial controllers.

This reporting is used to track the Group’s management and performance indicators, and is articulated around the following:

•

a weekly report providing the Chief Executive Officer and the Executive Committee the key operating indicators for the Group and the major events of the week;

•

monthly reports broken down by published segment, line of business, and country; these include financial and operating indicators.

The Executive Committee’s business reviews are organized with each country under the authority of the Deputy CEO in charge of Finances and Information Systems. Their purpose is to steer business and review the updated end-of-year forecast. These monthly reviews are attended by the Group Finance Department with the country’s Director and finance function.

The Chief Executive Officer participates in the quarterly reviews. These reviews are based on a formalized report structure.

Gathering of information for these reports is organized for each country according to the Group’s reporting instructions.

14.3.3.2   Group-wide accounting framework and methods

In order to draw up projected and actual consolidated statements, the Group has opted for the unification principle which implies:

•

a uniform reference system, accounting standards and methods, and consolidation rules;

•

the standardization of recovery formats; and

•

the use of a common consolidation and reporting application within the Group.

The Group has a single reference system that standardizes all items in the consolidated reporting, including unrecognized commitments. This reference system is the responsibility of the Group’s Accounting Department. All of the Group’s consolidated companies have adopted this system.

Within the Group’s Accounting Department, the accounting policies department is responsible for defining and disseminating the Group’s accounting policies under IFRS standards so that the consolidated financial statements can be produced. The objectives pursued drive to ensure the permanence of a normative oversight process and to formalize on a systemical and structured basis the IFRS Group accounting policies through the Group’s accounting manual, closing instructions, and information meetings.

This mechanism is completed by implementing relevant standards in the countries and divisions. This network allows:

•

the identification of accounting issues;

•

the Group’s accounting policies to be disseminated to divisions, countries and entities, and accounting departments;

•

the consideration of the training needs of individuals in charge of applying Group accounting policies.

14.3.3.3   ISO 9001 Quality Certification for the Accounting Department

In 2001, France Telecom S.A. obtained the ISO 9001 v2000 standard certification in the area of Quality Management for accounting services in France, issued by AFAQ/AFNOR. Since 2007, all of the departments in the Group Accounting Division based in France have received ISO 9001 v2000 certification. It has been decided that, starting from 2010, the process for the ISO 9001 v2008 standard awarded by AFNOR will be renewed for a new three-year certification cycle.

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For each accounting process, this approach allows to look for ways of improving, simplifying, and adopting best practices, so that the financial statements can be produced in a timely manner and so that they meet the regulatory quality standards.

The management of the accounting function annually breaks down quality targets, namely:

•

improving performance and services provided;

•

building its partners’ trust;

•

making its players more professional.

14.3.4   Summary of work on internal controls implemented under section 404 of the Sarbanes-Oxley Act

Because it is listed on the New York Stock Exchange, France Telecom is subject to the US Sarbanes-Oxley Act. In accordance with the provisions of article 404 of the Act, the Chief Executive Officer and the Chief Financial Officer must prepare a report, in which they make a statement about the effectiveness of internal controls in the production of the Group’s financial statements, prepared in accordance to IFRS standards, presented in the Annual Report (Form 20-F), that is filed with the Securities and Exchange Commission (SEC) in the United States. The Statutory Auditors make their own internal control evaluation. The management and Statutory Auditors reports appear annually in Form 20-F.

To better meet the requirements of Article 404 of the law, France Telecom, under the Group’s Internal Control Department, implements a permanent program to reinforce internal control culture across the entire Group.

By applying standards issued by the SEC, France Telecom has targeted its internal financial control system on significant risk areas, which has enabled it to be more relevant and more effective and to limit the Group’s assessments to the controls covering these risk areas.

The annual work program, which covers the control environment and operational control, is made up of the following main actions:

•

prescoping: identifying Group Governance Committees, as well as domains relevant to the control environment and grouping consolidated entities into homogeneous groups according to the work to be done:

•

the largest entities: evaluating the control environment and operational control,

•

medium-sized entities: evaluating the control environment and operations related to centralizing financial data and financial statement preparation,

•

smaller entities: review of self-assessment;

•

Scoping: identifying domains of the control environment as well as flows and the information systems supporting these flows, for each entity;

•

defining the system, based on risk analysis for each domain of the control environment and of operational responsibility, and identifying and documenting risk coverage;

•

documenting the segregation of duties and the management of application access rights as well as IT general controls;

•

evaluating the effectiveness of the internal control system implemented;

•

evaluating the impact of internal control weaknesses to ensure that they do not represent a major issue;

•

steering the action plans for identified weaknesses.

As part of the control environment, Group governance is subject to an evaluation focusing on the Executive Committee and all of the Group’s Governance Committees, as well as on the following areas:

•

Ethics

•

Management control, Accounting, and Planning

•

Delegation of power and signature authority

•

Human resource policies

•

Information system

•

Networks

•

Data Security

•

Fraud detection and prevention

•

Handling of fraud

•

Quality process for product and offer development (“Time To Market”)

•

Segregation of duties

•

Purchasing policy (“Sourcing”)

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As part of the control environment, each domain is steered by a functional entity in charge of the Group’s policies in the area and rolled out throughout the entities. As part of operational control, the entities examine the important flows covering the Group’s main financial data. All this work is scheduled over the year.

The information on internal financial control is documented in four languages in a Group system.

There is a monthly in-house newsletter on current topics of interest. The primary information regarding the work program is also published on a dedicated portal on France Telecom’s Intranet site.

Evaluation of accomplishments in 2010

The internal financial control system is evaluated by internal audit and the Group’s internal control functions. Any issue is analyzed for its impact, and a corrective action plan is proposed. Furthermore, the Statutory Auditors carry out an independent evaluation of the financial internal control system.

The evaluation for the 2010 financial year did not reveal any major weaknes. The Chief Executive Officer and the Chief Financial Officer concluded that the internal control system that applies to the production of financial statements was operationally efficient.

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14.4   STATUTORY AUDITORS’ REPORT

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

Statutory auditors’ report, prepared in accordance with article L. 225-235 of the French commercial code (Code de commerce), on the report prepared by the chairman of the board of directors of France Telecom

Year ended December 31, 2010

To the Shareholders,

In our capacity as statutory auditors of France Telecom and in accordance with article L. 225-235 of the French commercial code (Code de commerce), we hereby report on the report prepared by the chairman of your company in accordance with article L. 225-37 of the French commercial code (Code de commerce) for the year ended December 31, 2010.

It is the chairman’s responsibility to prepare and submit for the board of directors’ approval a report on internal control and risk management procedures implemented by the company and to provide other information required by article L. 225-37 of the French commercial code (Code de commerce) relating to matters such as corporate governance.

Our role is to:

•

report on information contained in the chairman’s report in respect of internal control and risk management procedures relating to the preparation and processing of accounting and financial information, and

•

confirm that the report also includes the other information required by article L. 225-37 of the French commercial code (Code de commerce). It should be noted that our role is not to verify the fairness of this other information.

We conducted our work in accordance with professional standards applicable in France.

Information on internal control and risk management procedures relating to the preparation and processing of accounting and financial information

The professional standards require that we perform the necessary procedures to assess the fairness of the information provided in the chairman’s report in respect of internal control and risk management procedures relating to the preparation and processing of accounting and financial information. These procedures consist mainly in:

•

obtaining an understanding of the internal control and risk management procedures relating to the preparation and processing of the accounting and financial information on which the information presented in the chairman’s report is based and of the existing documentation;

•

obtaining an understanding of the work involved in the preparation of this information and of the existing documentation;

•

obtaining an understanding of the evaluation process in place and assessing the quality and appropriateness of its documentation with respect to the information on the evaluation of internal control and risk management procedures;

•

determining if any significant weaknesses in the internal control procedures relating to the preparation and processing of the accounting and financial information that we would have noted in the course of our engagement are properly disclosed in the chairman’s report.

On the basis of our work, we have no matters to report on the information relating to the company’s internal control and risk management procedures relating to the preparation and processing of the accounting and financial information contained in the report prepared by the chairman of the board of directors in accordance with article L. 225-37 of the French commercial code (Code de commerce).

Other information

We confirm that the report prepared by the chairman of the board of directors also contains other information required by article L. 225-37 of the French commercial code (Code de commerce).

French original signed at Neuilly-sur-Seine,

on March 24th, 2011

By the Statutory auditors

DELOITTE & ASSOCIES	ERNST & YOUNG AUDIT
Frédéric Moulin	Vincent de La Bachelerie

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15  compensation and benefits paid to executives, directors and corporate officers

15.1   RULES FOR DETERMINING THE COMPENSATION OF DIRECTORS AND OFFICERS

324

15.1.1   Principles and rules for determining attendance fees

324

15.1.2   Rules for determining the compensations of the Chairman and the Chief Executive Officer, or of the Chairman
and Chief Executive Officer

324

15.2   COMPENSATION PAID TO DIRECTORS AND OFFICERS

327

15.2.1   Compensation paid to the Chairman and Chief Executive Officer

327

15.2.2   Attendance fees granted to directors

329

15.2.3   Other compensation paid to directors representing employees

330

15.3  COMPENSATION FOR THE GENERAL MANAGEMENT COMMITTEE
AND THE EXECUTIVE COMMITTEE IN 2010

330

15.4   PROVISIONS FOR PENSIONS, RETIREMENTS, AND OTHER BENEFITS

331

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15.1   RULES FOR DETERMINING THE COMPENSATION OF DIRECTORS AND OFFICERS

As the Company refers to the Afep-Medef corporate governance code for listed companies as a general baseline (as detailed in 14.1.4.1 Reference to a code of corporate governance), it specifically intends to do so on compensation matters.

The criteria for how the directors and officers’ compensation was computed and the circumstances by which they were established are detailed below.

15.1.1   Principles and rules for determining attendance fees

In accordance with the law, the maximum amount of attendance fees that can be paid annually to directors is set by the Annual Shareholders’ Meeting. The resolution voted at France Telecom S.A.’s Shareholders Meeting remains valid until a new resolution is adopted. The Annual Shareholders’ Meeting of May 27, 2008 set this sum at 600,000 euros.

Within this limit, and on a proposal from the Governance and Corporate Social Responsibility Committee, the Board of Directors decides at the start of each year on the amount of attendance fees that it will allot to its members for the past year and their allocation rules.

Since 2006, the directors receive a fixed amount annually, which is now set at 10,000 euros, and a variable amount based on their attendance at Board and Board’s committees meetings and on the functions that they perform within the committees.

Attendance fees paid to directors representing the French government are paid to the French Treasury. Moreover, the directors elected by company employees (see Section 14.1.1 Composition of the Board of Directors, Table 4 Directors elected by employees) have requested that their attendance fees be paid to their trade unions.

Directors receive no other compensation besides attendance fees, with the exception of the Chairman and the Chief Executive Officer, as well as the directors representing the employees or the shareholding employees (who themselves are employees).

In addition, there is no contract tying a Member of the Board of Directors to France Telecom S.A. or to any of its subsidiaries that would provide for conferring any benefit whatsoever to this director at the end of his term.

15.1.2   Rules for determining the compensations of the Chairman and the Chief Executive Officer, or of the Chairman and Chief Executive Officer

The compensations of the Chairman and of the Chief Executive Officer, or of the Chairman and Chief Executive Officer, are set by the Board of Directors on a proposal by the Governance and Corporate Social Responsibility Committee.

15.1.2.1   Determining the compensation of Didier Lombard from January 1 to March 1, 2010 as Chairman and Chief Executive Officer

Didier Lombard performed the functions of Chairman and Chief Executive Officer until March 1, 2010.

Fixed compensation

The fixed portion of the Chairman and Chief Executive Officer’s compensation of 900,000 euros was decided by the Board of Directors on October 28, 2002. It has never been increased. In particular, it did not change after Didier Lombard was appointed as Chairman and Chief Executive Officer on February 27, 2005.

Variable compensation

The variable portion of the Chairman and Chief Executive Officer’s compensation was based on an overall financial objective calculated on France Telecom’s scope of consolidation and built on the weighted average of the growth rate of revenue on a comparable basis (30%), of the growth rate of organic cash flow (50%) and of the value of an indicator linked to the quality of service delivered to the Group’s customers (20%). In the event that the objectives fixed by the Board were achieved, the variable portion of the Chairman and Chief Executive Officer’s compensation could reach 66.6% of his fixed compensation. In the event these objectives were to be surpassed, it would be capped at 100% of his fixed compensation.

Deferred compensation

On April 2, 2008, the Board of Directors had resolved that, should Didier Lombard’s office be terminated, the Board could decide to award him a compensation provided that his performance terms and conditions were fulfilled (Didier Lombard waived his entitlement under this provision in 2010. See 15.1.2.2 Determining Chairman Didier Lombard’s compensation from March 1 to December 31, 2010).

Incentive plan bonus and employee profit-sharing

The Chairman and Chief Executive Officer was not entitled to either incentive plan bonus or employee profit-sharing.

Attendance fees

Didier Lombard had waived his right to attendance fees.

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Employment contract

Didier Lombard’s employment contract had been suspended when he was appointed as Chairman and Chief Executive Officer. This suspension complies fully with the Afep-Medef code of corporate governance for listed companies relating to a term of office under way at the time these recommendations were published. These terms were updated with recommendations on the compensation of directors and officers published in October 2008.

Social safety net and retirement

Didier Lombard was enrolled in France Telecom’s supplemental health insurance and thrift plans which were extended by amendment to include directors and officers on January 11, 2010. He was also enrolled in the supplemental retirement plan set up for the Group’s top executives (managers classified as «off the matrix») which now covers around 140 people. This retirement plan is applicable provided that the beneficiary is still working at the Company at the time of the liquidation of his or her other retirement plans. The amount of the pension payable under the supplemental plan results from applying a rate set at the moment of the liquidation and capped at 20.8% on the best year’s average gross compensation for the 36 months working as an «off the matrix» employee or a director or an officer, which is also set at the moment of the liquidation.

Other benefits

The Chairman and Chief Executive Officer had certain fringe benefits pertaining to his position, such as a company car, telephone services, and consulting firm services for assistance with personal legal issues capped at 100 hours a year.

15.1.2.2   Determining Chairman Didier Lombard’s compensation from March 1 to December 31, 2010

The Board of Directors set the Chairman’s compensation on March 24, 2010.

His compensation consisted of a fixed portion of 600,000 euros and a variable portion ranging from 0% to 50% of the fixed portion. The maximum amount of his compensation was thus reduced by one half compared with his compensation when he was Chairman and Chief Executive Officer.

The amount of the variable portion of his compensation depended on performance criteria set and assessed by the Board of Directors. One half was linked to his participation in the Company’s overall performance as measured by the organic cash flow indicator and one half to the achievement of objectives linked to his mission as described in the Board’s Internal Guidelines plus the contribution he made in terms of strategic decisions.

On March 24, 2010, Didier Lombard told the Board that he refused to take advantage of the Board’s decision of April 2, 2008 by which the Board could decide to grant compensation should his office be early terminated. The Board formally recorded this decision and noted that said possible deferred compensation had ceased to be valid.

The information provided in Section 15.1.2.1 Determination of Didier Lombard’s compensation from January 1 to March 1, 2010 as Chairman and Chief Executive Officer with respect to any incentive plan bonus or employee profit-sharing, any attendance fee, any employment contract, any enrollment in a social welfare plan and any other benefit is, all things being equal, also valid in this section.

15.1.2.3   Determining Stéphane Richard’s compensation as CEO Delegate from January 1 to March 1, 2010

On December 2, 2009, when Stéphane Richard was appointed CEO Delegate effective January 1, 2010, the Board of Directors, suspending his employment contract, resolved to award him a variable portion based on achieving quantitative and qualitative objectives set every six months in addition to a 770,000 euros annual fixed portion, which is equal to what he earned as a Company’s employee. The quantitative and qualitative objectives were set by the Board based on a proposal from the Compensation, Selection and Governance Committee (now the Governance and Corporate Social Responsibility Committee). Achieving these objectives enabled granting a variable portion equal to two-thirds of the fixed compensation. Exceeding them allowed the variable portion to equal the fixed compensation.

Deferred compensation

At the same time, the Board of Directors decided, in accordance with Article L. 225-42-1 of the French commercial code, granting a possible deferred compensation consisting of a maximum 18 months compensation in the event that Stéphane Richard’s term in office would be terminated provided that certain performance criteria were met. This deferred compensation would include any indemnity granted as part of a possible termination of the suspended employment contract.

Incentive plan bonus and employee profit-sharing

The CEO Delegate was not entitled to either incentive plan bonus or employee profit-sharing.

Employment contract

Stéphane Richard’s employment contract was suspended effective January 1, 2010.

Social safety net and retirement

The CEO Delegate was enrolled in the Group’s supplemental health insurance and thrift plans and in the supplemental retirement plan set up to benefit employees classified as “off the matrix”.

Other benefits

Stéphane Richard also had a company car with chauffeur, consulting firm services for assistance with personal legal issues capped at 100 hours a year, a telephone line with unlimited calls, plus equipment, particularly computers, needed to perform his duties.

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15.1.2.4   Determining Stéphane Richard’s compensation as Chief Executive Officer in 2010

Stéphane Richard assumed his position as Chief Executive Officer beginning on March 1, 2010. On March 24, 2010, the Board of Directors resolved to set Stéphane Richard’s compensation at the same level as the compensation Didier Lombard received as Chairman and Chief Executive Officer.

Fixed compensation

The fixed portion of the CEO’s compensation for 2010 was identical to that of Didier Lombard in 2009 at 900,000 euros per year.

Variable compensation

Every six months, the Committee reviews and proposes the parameters for computing the variable portion of the Chief Executive Officer’s compensation for the next six months and calculates his variable portion for the past six months.

The variable portion of the CEO’s compensation for the first half of 2010 was based on an overall financial objective calculated on France Telecom’s scope of consolidation of which the criteria, the ceiling, and the computation method were identical to those supplied for Didier Lombard’s compensation in 2009. It was based on a weighted average of the growth rate of revenue on a comparable basis (30%), of the growth rate of organic cash flow (50%) and of the value of an indicator linked to the quality of service delivered to the Group’s customers (20%).

For the second half of 2010, the CEO’s variable portion was calculated based on a weighted average of four indicators accenting the Group’s growth, its profitability, quality of service, and social performance. These indicators are the revenue growth rate on a comparable basis (for 20%), the organic cash flow (for 30%), an index linked to the quality of service delivered to the Group’s customers (for 20%) and a composite indicator of social performance (for 30%). The latter indicator is a function of the improvement measured by five management indicators linked to human resources (for 50%) and five social thematics measured by semi-annual surveys based on an initial poll conducted on June 30, 2010 (also for 50%).

Deferred compensation

On December 2, 2009 when Stéphane Richard was appointed CEO Delegate effective January 1, 2010, the Board of Directors had authorized granting a possible deferred compensation pursuant to Article L. 225-42-1 of the French Commercial Code in the event Stéphane Richard’s office was terminated. This would be in the form of 18 months of compensation subject to achieving certain performance criteria. This decision was published on France Telecom’s website.

On March 24, 2010 Stéphane Richard told the Board of Directors that he did not wish to receive any deferred compensation should his tenure as Chief Executive Officer be terminated. The Board formally recorded this decision and noted that said possible severance had ceased to be valid.

Incentive plan bonus and employee profit-sharing

The CEO was not entitled to either incentive plan bonus or employee profit-sharing.

Attendance fees

The CEO, whom the shareholders appointed as a director on June 9, 2010, waived his right to be paid attendance fees.

Employment contract

Stéphane Richard’s employment contract, which was suspended since January 1, 2010, was rescinded when he was appointed as CEO.

Social safety net and retirement

The CEO was enrolled in the Group’s supplemental health insurance and thrift plan. Since his appointment contract had been rescinded, he was no longer eligible for the supplemental retirement plan set up for employees classified as “off the matrix”.

Other benefits

Stéphane Richard enjoyed as CEO the same fringe benefits as those he enjoyed as CEO Delegate (see 15.1.2.3 Determining Stéphane Richard’s compensation as CEO Delegate from January 1 to March 1, 2010).

15.1.2.5   Determining the Chairman and Chief Executive Officer’s compensation in 2011

The Board of Directors, at its meeting of February 24, 2011 during which it appointed Stéphane Richard as Chairman and Chief Executive Officer, recorded, after having noted that an employment contract no longer tied Mr. Richard to the Company, Stéphane Richard’s wish that the various components of his compensation, as explained in Section 15.1.2.4 Determination of Stéphane Richard’s compensation as CEO in 2010, remain unchanged, and consequently resolved to keep for him the compensation plan that he had as CEO.

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Thus, for the first half of 2011, the Chairman and Chief Executive Officer’s variable portion calculation is based on a weighted average of four indicators accenting the Group’s growth, its profitability, quality of service, and social performance. These indicators are: growth rate of revenue on a comparable basis (for 20%), organic cash flow (for 30%), an indicator linked to the quality of service delivered to the Group’s customers (for 20%), and a composite indicator of social performance (for 30%). This latter indicator is a function of the progress seen as compared to five management indicators linked to human resources on December 31, 2010 (for 50%) and five social thematics measured by semi-annual surveys based on an initial poll conducted on December 31, 2010 (also for 50%). If these objectives are reached, Stéphane Richard could receive a variable portion equal to two-thirds of his base salary, and should they be surpassed, he could receive a variable portion of up to his base salary.

15.2   COMPENSATION PAID TO DIRECTORS AND OFFICERS

15.2.1   Compensation paid to the Chairman and Chief Executive Officer

15.2.1.1   Summary of Compensation and Stock Option or Share Awards

Didier Lombard

(in euros)	2010	2009
Gross compensation for the financial year (details in 15.2.1.2)	1,041,826	1,587,992
Valuation of options allocated throughout the year	0	0
Valuation of performance shares allocated throughout the year	0	0
TOTAL	1,041,826	1,587,992

Stéphane Richard

(in euros)	2010	2009
Gross compensation for the financial year (details in 15.2.1.2)	1,658,729	NA
Valuation of options allocated throughout the year	0	NA
Valuation of performance shares allocated throughout the year	0	NA
TOTAL	1,658,729	NA
NA: not applicable.

15.2.1.2   Detail of the Chairman and Chief Executive Officer’s Compensation

Didier Lombard

Gross amounts (in euros)	2010		2009
	Amounts owed over the year	Amounts paid during the year	Amounts owed over the year	Amounts paid during the year
Fixed compensation	650,000	650,000	900,000	900,000
Variable compensation	387,500	613,685	683,685	617,100
Exceptional compensation	0	0	0	0
Attendance fees	0	0	0	0
Benefits in kind	4,326	4,326	4,307	4,307
TOTAL	1,041,826	1,268,011	1,587,992	1,521,407

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Stéphane Richard

Gross amounts (in euros)	2010		2009
	Amounts owed over the year	Amounts paid during the year	Amounts owed over the year	Amounts paid during the year
Fixed compensation	878,333	878,333	NA	NA
Variable compensation	775,475	428,333	NA	NA
Exceptional compensation	0	0	NA	NA
Attendance fees	0	0	NA	NA
Benefits in kind	4,921	4,921	NA	NA
TOTAL	1,658,729	1,311,587	0	0
NA: not applicable.

During the 2010 financial year, neither France Telecom S.A. nor any other of the Group’s companies granted any option to buy existing shares or to subscribe for new shares or allocated performance shares. The history of stock option allocation appears in Section 17.3 Compensation.

The Chairman received stock options in 2005 and 2007. However he never received performance shares. He exercised no option to buy existing shares or to subscribe for new shares during the 2010 financial year.

15.2.1.3   Tables Summarizing Other Benefits Granted to the Chairman and to the Chief Executive Officer

Did Didier Lombard enjoy in 2010:
an employment contract?	Yes. Didier Lombard’s employment contract was however suspended when he was appointed as Chairman and Chief Executive Officer. See Section 15.1.2.1, Employment contract paragraph
enrollment in a supplemental retirement plan?	Yes. See Section 15.1.2.1, Social safety net and retirement paragraph
compensation or benefits due or likely to be due upon termination or change of office?	No. See Section 15.1.2.2
compensation under a non-competition clause?	No.

Did Stéphane Richard enjoy in 2010 or does he still enjoy:
an employment contract?	No. His employment contract was suspended on January 1, 2010 and then rescinded on February 28, 2010. See Section 15.1.2.4, Employment contract paragraph enrollment in a supplemental retirement plan?

No. He remained eligible for the supplemental retirement plan intended for senior managers until February 28, 2010, at which time his employment contract was rescinded. Since that time he can no longer benefit from this plan.

compensation or benefits due or likely to be due upon termination or change of office?	No. See Section 15.1.2.4, Deferred compensation paragraph
compensation under a non-competition clause?	No.

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15.2.2   Attendance fees granted to directors

The following table shows the amount of attendance fees owed for the 2010 and 2009 financial years or paid during these years to the directors of France Telecom (in euros).

Directors	Amounts owed for the 2010 financial year (paid in 2011)	Amounts owed for the 2009 financial year (paid in 2010)	Amounts owed for the 2008 financial year (paid in 2009)
Didier Lombard	0	0	0
Stéphane Richard	0	NA	NA
Caroline Angeli (1)	35,172	757	NA
Ghislaine Coinaud (1)	31,264	757	NA
Jean-Dominique Comolli (2)	10,552	NA	NA
Bernard Dufau	66,436	59,621	66,655
José-Luis Durán	42,988	30,284	24,461
Pascal Faure (2)	37,126	11,356	NA
Charles-Henri Filippi	58,620	52,997	44,176
Pierre Graff (2)	782	NA	NA
Daniel Guillot (1)	49,827	757	NA
Claudie Haigneré	33,218	28,391	30,042
Marc Maouche	25,021	NA	NA
Henri Martre	34,195	32,177	29,103
Marcel Roulet	46,896	47,319	43,185
Jean Simonin	40,056	40,694	38,491
Former directors
Hélène Adam	NA	33,312	29,103
René Bernardi	NA	52,240	55,389
Bruno Bézard (2)	39,107	35,016	46,940
Jean-Michel Gaveau	NA	33,312	32,858
Jacques de Larosière	NA	32,177	51,634
Gilles Michel (2)	33,706	14,196	NA
Henri Serres (2)	NA	27,445	33,797
Stéphane Tierce	15,034	31,230	32,858
TOTAL	600,000	564,038	558,692
(1) Attendance fees paid to their union organization at the request of the directors concerned. (2) Attendance fees paid to the French Treasury Department. NA: not applicable.

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15.2.3   Other compensation paid to directors representing employees

The table below illustrates the compensation paid to the directors elected by the employees and to the director elected by the shareholders to represent the stockholding employees, excluding the attendance fees (which were already mentioned in Section 15.2.2 Attendance fees granted to directors), and, for those among them who were not directors for the all of the 2010 financial year, only during the time when they were.

COMPENSATION PAID IN 2010

GROSS AMOUNTS (in euros)	Fixed	Variable	Incentive payments, profit-sharing, and employer contributions	Exceptional	Benefits in kind	Total
Stéphane Tierce (1)	31,217	12,626	8,298	-	-	52,141
Caroline Angeli	29,251	-	348	734	232	30,565
Ghislaine Coinaud	27,182	-	328	745	232	28,487
Daniel Guillot	55,919	5,473	638	585	486	63,101
Marc Maouche (2)	35,174	667	-	764	271	36,876
(1) Until June 9, 2010. (2) Starting June 9, 2010.

15.3  COMPENSATION FOR THE GENERAL MANAGEMENT COMMITTEE AND THE EXECUTIVE COMMITTEE IN 2010

Between January 1 and April 6, 2010 Didier Lombard (until March 1, 2010), Stéphane Richard, Gervais Pellissier, Olivier Barberot, Barbara Dalibard (until January 31, 2010), Jean-Yves Larrouturou, Georges Penalver, Olaf Swantee, and Jean-Philippe Vanot were members of the General Management Committee.

The following persons were members, for all or part of 2010, of the Executive Committee who replaced the General Management Committee on April 6, 2010: Stéphane Richard, Gervais Pellissier, Jean-Yves Larrouturou (until June 15, 2010), Jean-Philippe Vanot, Christine Albanel, Vivek Badrinath, Olivier Barberot (until September 30, 2010), Thierry Bonhomme, Jean-Paul Cottet, Delphine Ernotte, Elie Girard (starting on September 1, 2010), Pierre Louette (starting on April 15, 2010), Bruno Mettling, Georges Penalver, Marc Rennard (starting on June 15, 2010), Raoul Roverato and Olaf Swantee.

The total gross amount of compensation paid for the 2010 financial year by France Telecom and its controlled companies to all of the General Management Committee or Executive Committee members, excluding employer expenses, was 9,574,639 euros.

This total includes all of the compensation paid with respect to the 2010 financial year (bearing in mind that, if someone was a Member of the General Management Committee or the Executive Committee for only part of the year, then just that portion is factored in). This compensation includes gross salaries, bonuses (including variable portions), fringe benefits, employee profit-sharing, but excludes any payment pursuant to the incentive plan (“intéressement”, not yet known) and any employer matching contribution to employee savings plans (Group’s Savings Plan and PERCO).

Neither members of the General Management Committee nor those of the Executive Committee collected attendance fees for terms which they filled in the France Telecom Group’s companies. The contracts of some of the General Management Committee members (other than Didier Lombard) and Executive Committee members contained a clause providing for contractual severance pay up to a maximum of 15 months of salary (including any termination pay provided for by industry-wide collective agreements).

During the 2010 financial year, the members of the General Management Committee received no stock options or performance shares from France Telecom S.A., nor from any other company within the Group.

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15.4   PROVISIONS FOR PENSIONS, RETIREMENTS, AND OTHER BENEFITS

See Section 20.1 Consolidated financial statements, Segment information, Notes to the consolidated financial statements, Note 32 Related party transactions, Subsection 32.1 Members of the Board of Directors and of the Executive Committee of France Telecom.

At December 31, 2010, with the exception of Didier Lombard, no corporate officer enjoyed any retirement commitment from France Telecom.

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16  board practices

See Chapter 14 Administrative and management bodies and senior management.

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17  employees

17.1   WORKFORCE TRENDS

336

General changes in the total number of employees

336

Recruitment policy

337

Transfers to public service

337

External workforce (data for Group France) – Temporary

338

Managing Economic Impact on Employment

338

2010 saw the implementation of a new social contract by the Group in France

339

17.2   ORGANIZATION OF WORKING HOURS

340

Work schedules and annual working time

340

Part-time work

340

Absenteeism

341

17.3   COMPENSATION

341

17.3.1   Compensation policy

341

17.3.2   Incentives and profit-sharing agreements

342

17.3.3   Stock options

343

17.3.4   Free share awards

346

17.4   LABOR RELATIONS

346

Employee representation

346

17.5   HEALTH AND SAFETY CONDITIONS

347

Main actions taken in 2010

348

17.6   TRAINING

348

17.7   EMPLOYMENT AND INTEGRATION OF PEOPLE WITH DISABILITIES

349

17.8   SOCIAL AND CULTURAL ACTIVITIES

350

17.9   OUTSOURCING

350

17.10   IMPACT ON NATIONAL EMPLOYMENT AND REGIONAL DEVELOPMENT

351

Relations with educational institutions

351

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The information contained in this document primarily concerns France Telecom S.A., its French subsidiaries, and to a lesser extent, its international subsidiaries.

17.1   WORKFORCE TRENDS

General changes in the total number of employees

Overall change in the Group

NUMBER OF EMPLOYEES (ACTIVE EMPLOYEES AT END OF PERIOD)

Scope	2010	2009	2009 (proforma)	2008
France Telecom S.A.	94,259	92,570	92,570	94,359
French subsidiaries	7,828	7,484	7,806	7,778
Total France	102,087	100,054	100,376	102,137
International Subsidiaries	66,607	64,597	68,240	67,555
GROUP TOTAL	168,694	164,651	168,616	169,692

NUMBER OF EMPLOYEES (ACTIVE EMPLOYEES AT END OF PERIOD)

Contract type	2010	2009	2009 (proforma)	2008
Permanent contracts	164,693	160,904	164,868	164,944
Temporary contracts	4,001	3,747	3,748	4,748
GROUP TOTAL	168,694	164,651	168,616	169,692

Changes in historical and proforma workforce numbers excluding Orange UK, which was deconsolidated in April, 2010 (-12,423 permanent employees).

Between 2009 and 2010, the number of employees (active employees at year-end) increased by 4,043 on an historical basis and 78 (permanent and temporary) on a proforma basis.

In terms of international operations, the reconsolidation of staff employed by ECMS (Egypt) in July, 2010 (3,428 permanent employees) should be noted. In France, two new Business Service subsidiaries have been consolidated: Neocles in January, 2010 (192 permanent employees) and Alsy in September, 2010 (130 permanent employees).

These changes in the workforce break down as follows:

+2,033 employees in France on an historical basis and +1,711 (permanent and temporary) on a proforma basis. This workforce change in 2010 was directly linked to an increase in external hires, in accordance with the Group’s commitments. They totaled nearly 3,900, almost three times as many as in 2009. Moreover, a slowdown in permanent departures was confirmed in 2010, mainly relating to retirements (734 departures in 2010, compared to 956 in 2009), transfers to public service (166 departures in 2010, compared to 327 in 2009), and company supported personal projects (143 departures in 2010, compared to 445 in 2009). Overall, less than 2,300 permanent staff left the Group in 2010, compared to more than 3,100 in 2009.

+2,010 employees in international subsidiaries on an historical basis and -1,633 (permanent and temporary) on a proforma basis, stemming from the impact of entities that entered or left the scope of consolidation, and varied trends in different countries, in line with business needs. Economic climate changes in the various geographic areas and the more or less pronounced impact of the crisis prompted the Group to align its resources with the prevailing environment in the various countries in which it operates. In Poland and Kenya in particular, voluntary departures were implemented under agreements negotiated with employee representatives.

Between December 31, 2009 and December 31, 2010, the number of temporary contracts rose from 3,747 to 4,001 across the entire France Telecom Group. In France, the number of temporary contracts increased by 14 (1,800 as of year-end, 2010, compared with 1,786 as of year-end, 2009). Outside of France, the increase amounted to 76 temporary contracts, from 2,125 as of year-end, 2009 to 2,201 as of year-end, 2010, with marked increases in the European region (+106 temporary contracts).

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The breakdown of employees in France by business line on December 31, 2010 was as follows:

BREAKDOWN OF STAFF BY BUSINESS LINE, GROUP FRANCE AS OF THE END OF DECEMBER, 2010

Sales and customer services	46.9%
Innovation & forecasting	3.1%
Management & support	13.0%
Content & multimedia production	0.6%
IT and Information Systems	8.7%
Technical & networks	27.5%
Other	0.2%

Recruitment policy

NUMBER OF PERMANENT EXTERNAL HIRES

Entities	2010	2009	2008
France Telecom S.A.	3,197	949	1,009
French subsidiaries	659	368	769
Total France	3,856	1,317	1,778
International Subsidiaries	6,297	5,661	8,685
GROUP TOTAL	10,153	6,978	10,463

The number of external hires in 2010 in France was 3,856, versus 1,317 in 2009. The increase in external hires was part of the Group’s strategy under the “Conquests 2015” plan. They were made chiefly in the areas of networks, sales and customer services, business services, innovation, development of IT systems, and multimedia.

Some of the hires (1,198) stemmed from the internalization of strategic activities, particularly in the IT and information systems, network architecture and development, business services, and to a lesser extent, multimedia sectors.

Another portion (743) represented knowledge renewal as part of the implementation of measures supporting older employees and retirement preparation.

In 2010, the number of external hires at France Telecom S.A. included 207 part-time employees hired in customer service (stores and telephone customer services). These employees were hired to address the significant number of departures in this category of employees.

External hires by international subsidiaries increased overall in 2010. They were made to address the need to renew knowledge in growing business lines and in response to high turnover in some countries.

In Poland, they totaled 1,429, a level that remained close to the previous year (1,537 in 2009). They partially offset permanent departures, particularly those related to the voluntary departure plan, as part of a knowledge renewal policy.

In the AMEA segment (Africa, Middle East, and Asia) they totaled 1,380 in 2010, an increase compared to 2009. The increase was particularly pronounced in Egypt, Niger, and Kenya, given the increase in attrition and turnover in these countries.

The European segment totaled 1,278 in 2010, compared to 1,377 in 2009 (like-for-like). In Romania, external hires slowed significantly in response to slower business attributable to the challenging economic environment caused by the recession. In other countries, such as Belgium and the Dominican Republic, they rose in response to business growth or reorganization: the launch of new offers (triple-pay, mobile 3G, new businesses services, etc.) and the internalization of sales and customer service activities in particular.

For Equant, new hires totaled 1,459 in 2010, versus 1,041 in 2009. The increase was attributable chiefly to faster turnover in countries like Egypt and India, as well as business growth in most emerging countries.

Transfers to public service

In 2010, the policy of transferring civil servants back to public service was continued. There were 166 transfers in 2010, which is significantly less than in 2009 (327). The reduction was attributable to the December 31, 2008 suspension of special support programs negotiated with the public service, as well as a slowdown in the number of appropriate civil service job vacancies. 28% of transfers involved management staff and 72% involved non-management staff.

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The following table shows the breakdown of public service transfers by destination for the year ending December 31, 2010.

BREAKDOWN OF TRANSFERS TO PUBLIC SERVICE BY DESTINATION

Destination	2010	2009	2008
State Civil Service	79%	73%	69%
Regional Civil Service	19%	25%	26%
Public hospitals	2%	2%	5%

Private employees may also transfer to the public sector by virtue of the “company-supported personal projects” scheme.

External workforce (data for Group France) – Temporary

Indicator (1)	2010	2009	2008
Amount of payments made to external companies for employee placement (in millions of euros)	34.97	35.94	41.53
Average monthly number of temporary employees (2)	854	781	985
Average monthly duration of temporary employment contracts (3)	1.6	1.4	1.4

(1)  This only applies to temporary employees.

(2)  Calculation of temporary charges registered in France Telecom S.A. recorded income.

(3)  This indicator only concerns France Telecom S.A. The value indicated for 2010 is provisional.

The main advantage of temporary work is that it helps deal with temporary increases in activity, particularly the launch of new products and services, as well as sales campaigns and promotional offers.

The use of temporary staff is presented in full time equivalents (FTE) and as a monthly average over the year. For Group France, it increased from 781 FTEs in 2009 to 854 FTEs in 2010. The unit cost has been revised for some businesses that make greater use of agency staff and for businesses with lower unit costs. This external labor remains at an equal level, in terms of its overall financial cost.

Managing Economic Impact on Employment

Key Economic Factors affecting employment

2010 was a turning point, with the acceleration of very-high-speed fixed and mobile access, an explosion in new uses, and the emergence of new consumer expectations. To confront these challenges, the France Telecom Group has embarked on a new five-year strategic plan, known as “Conquests 2015.”

In France, from a social perspective, the new strategy is based on the implementation of a new social contract and an employment policy for addressing knowledge renewal issues with a goal of pursuing and hiring 10,000 employees between 2010-2012, favoring entry-level positions for young professionals.

In 2010, the new direction taken by employment policy led to an overall increase of 1,696 permanent employees on a like-for-like basis, an increase of 1.7%, with external hire volume totaling 3,856 new hires.

In Poland, the number of TP Group employees fell by 2,142 permanent contracts in 2010, an 8.2% decrease, in accordance with the three-year agreement signed between management and unions. This agreement provides for a voluntary redundancy plan associated with an external hire program for 2009-2011. At the same time, an internal mobility plan will enable the company  reassign employees to priority jobs.

The signing of definitive agreements between France Telecom and Deutsche Telekom regarding the merger between Orange UK and T-Mobile UK took place in November, 2009. It led to the deconsolidation of the Orange UK workforce in the Group’s April 2010 financial statements.

Equant pursued its business development and growth strategy in emerging countries. However, the implementation of this strategy in 2010 took into account changes in the economic climate in these countries, aligning resource levels to business needs. Overall, Equant’s permanent headcount was virtually unchanged, with 19 fewer permanent contracts on a like-for-like basis, a decline of 0.2%.

Across the AMEA segment (Africa, Middle East and Asia), the number of permanent employees increased overall by 48 (+0.4%) on a proforma basis.

It should be noted that the staff of ECMS (Egypt) were reconsolidated by the Group in July, 2010. This led to a consolidation effect of +3,428 permanent staff in the AMEA segment.

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In Kenya and the Ivory Coast, the implementation of voluntary departure schemes negotiated with staff representatives led to overall decreases of 239 (-10.3%) and 21 (-1.3%) in permanent staff respectively.

In Jordan, the outsourcing of the telephone directory business led to a transfer of 83 employees. On a proforma basis, Jordan’s permanent staff fell by 61 or 2.7%.

In the European segment, the number of permanent staff increased by 213 (+2.4%) overall. Trends varied greatly from one geographic segment to another. While the economic downturn sparked a sharp slowdown in Romania, growth continued in other countries in the region, such as Moldova, Belgium, and the Dominican Republic, in response to growth in business. In the Dominican Republic, Orange was named best mobile operator in 2010.

Development of the Group’s business lines

Through GPEC (forward looking management of jobs and skills), the Group is able to forecast its needs in terms of employment in addition to career and knowledge development in all of its business sectors. This process is based on a job reference framework shared by every company in the Group.

The 21 “business lines” representing all of the Group’s activities (sales, customer services, business services, marketing, IT, network technology, content and multimedia, R&D, support, etc.) have proposed a renewed three-year forecasting of these needs, both for the Group and for the main countries in which it operates, namely France, Poland, and Spain.

In France, this approach has allowed the implementation of:

•

projected management of jobs and skills for the operating units;

•

a recruitment policy focused on the business-line needs;

•

training programs (curriculum, professional training courses) that are directly linked to business line changes and the need for new knowledge.

A vision of qualitative and quantitative trends in the various business line families is available to all employees via the “business-line opportunities” HR intranet site. Full information is also provided for each business line: duties and activities, required skills, gateways to similar business lines and training possibilities.

The Information System available to regular employees and management in France includes three modules: individual interview, training and internal transfer. These solutions are gradually being deployed internationally. The Group job and skills reference framework included in the individual interview module is used to evaluate employees’ skills on a shared basis. This system is currently used in France, Romania, Moldova, the Dominican Republic, and Orange Business Services.

2010 saw the implementation of a new social contract by the Group in France

In 2009, the France Telecom Group experienced a significant social crisis in France. To deal with this crisis, which highlighted employees’ discontent in the workplace, the Group’s management launched a comprehensive process aimed at building a new social contract. The new contract focuses on three areas: negotiations between unions and management, the state of working conditions, and foundation for reforming the group.

Negotiations with the unions, in five negotiating groups, resulted in the signing of several major agreements in 2010:

•

agreement of March 5, 2010: outlook - jobs and skills - professional development - training - mobility;

•

agreement of March 5, 2010: work/life balance;

•

agreement of May 5, 2010: improving the functioning of employee representative bodies;

•

agreement of May 6, 2010: evaluation and prevention of psychosocial risk factors;

•

agreement of October 27, 2010: new principles of work organization.

These texts illustrate the new dynamic undertaken by the Group in its relations with staff representatives to resume dialogue within the framework of its social rebuilding policy.

As part of “Conquests 2015,” the France Telecom Group’s five-year strategic plan unveiled in July, 2010, Stéphane Richard, CEO of the France Telecom Group, sent a document entitled “For a new social contract” to each of the 100,000 employees in France.

The result of listening to all employees and negotiations with unions following the social crisis experienced by the company, the new social contract is intended to make France Telecom a better place to work thanks to a new vision for human resources, a new management style, and shared values.

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The new social contract covers all aspects of work life: recruitment, career paths, work organization, management, working conditions, remuneration and relations with human resources. With the goal of being acknowledged as a leading employer in France, the France Telecom Group is committed to:

•

an active, motivating, and supportive employment policy;

•

an organization that puts greater value on the work of each employee;

•

a community of managers partnering the new social contract;

•

improved quality of work life;

•

a fair reward for the commitment of each and everyone;

•

an HR function that is closer to employees.

17.2   ORGANIZATION OF WORKING HOURS

Work schedules and annual working time

BREAKDOWN OF EMPLOYEES BY WORK SCHEDULE - FRANCE TELECOM S.A.

Work Schedule	Annual working time	2010 (1)	2009	2008
Basic schedule	1,596 hours	40.1%	38.6%	39.8%
Customer service hours	Between 1,148.4 and 1,548.0 hours	16.2%	19.9%	20.1%
Non-business hours and night shift	Between 1,539.4 and 1,580.8 hours	2.6%	2.3%	2.4%
Flex-time	1,573.2 hours	0.2%	0.1%	0.1%
Call center schedule	Between 1,519 and 1,547 hours	0.9%	1.1%	0.7%
Managers (Cadre exécutif autonome)	Fixed number of 208 days a year	29.9%	27.6%	26.4%
Local operating manager (2)		10.1%	10.4%	10.5%
TOTAL		100.0%	100.0%	100.0%

(1)  The values indicated for 2010 are provisional.

(2)  The local operating managers work according to the shared schedule applicable within the service in which they are integrated or within the team they manage.

The basic schedule increased in 2010 (40.1% in 2010, compared with 38.6% in 2009), as did that of managers (29.9% in 2010, compared with 27.6% in 2009), in line with changes in the qualification structure of France Telecom S.A. The “customer service hours” portion decreased from 19.9% of employees at the end of 2009 to 16.2% at the end of 2010.

Part-time work

NUMBER OF PART-TIME EMPLOYEES – FRANCE TELECOM S.A.

Proportion of working time	2010 (1)	2009	2008
Less than 30%	119	13	22
30% to 49%	710	1,071	1,350
50% to 59%	3,834	677	637
60% to 69%	246	246	247
70% to 79%	249	259	258
80% to 89%	7,271	7,447	7,486
90% to 99%	985	1,092	1,063
TOTAL	13,414	10,805	11,063
(1) The values indicated for 2010 are provisional.

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The number of part-time employees at France Telecom S.A. increased by 2,609 employees, or 24.1% overall, between the end of 2009 and the end of 2010.

The increase stemmed mainly from the implementation of measures supporting older employees and retirement preparation (“Part-Time for Seniors”). More than 3,100 employees entered the Part-time for Seniors Program in 2010 (see the 50% bracket).

Absenteeism

NUMBER OF EMPLOYEE ABSENCE DAYS – FRANCE TELECOM S.A.

Reason	2010 (1)	2009	2008
Illness (all reasons)	1,555,157	1,618,326	1,566,029
Work and travel-related accidents	83,996	81,581	73,997
Maternity, paternity, and adoption leave	119,097	124,984	135,811
Family reasons	68,971	58,320	55,484
Other reasons (2)	15,905	9,100	9,084
TOTAL	1,843,126	1,892,311	1,840,405

(1)  The values indicated for 2010 are provisional.

(2)  Absences not taken into consideration in the other indicators, excluding annual vacation or Reduction in working hours system (“RTT”), strikes, unpaid absences, and military leave.

Between 2009 and 2010, the total number of days’ absence fell by 49,185 days, returning to a level very close to that of 2008.

This trend was mainly attributable to the reduction of absences due to illness (for all reasons: ordinary, extended and long-illness sick leave) of 63,169 days, or -3.9% and a reduction of 5,887 days, or 4.7% in absences due to maternity leave, partially offset by increased absences for family events and other reasons.

Absenteeism for illness

Variations in absenteeism for illness between 2009 and 2010 stemmed from a 36,372, or 3.2% decline in the number of ordinary sick leave days, a 17,673, or 6.9% decline in the number of long-illness sick leave days and a 9,124, or 4% decline in the number of extended sick leave days. This represents a turnaround for the first two indicators and a continuing decline for the third.

17.3   COMPENSATION

17.3.1   Compensation policy

Within the France Telecom Group in France, studies carried out by the Internal Remuneration Survey showed consistency in the compensation practices across all of the Group’s companies and compensation practices in line with the rest of the market.

In order to develop and cement a results-oriented culture, France Telecom rewards its employees for their contribution and performance through a dynamic compensation policy. In addition to changes in fixed salaries related to employees’ improved expertise in their position or a significant change in responsibilities, bonuses are awarded for achieving individual and group targets:

•

managers, who play a major role in mobilizing their staff, and supervisory staff benefit from half-yearly individual bonuses based on achieving the targets of the Group’s major programs and their own personal targets;

•

each year, through corporate incentive agreements and the Group’s profit-sharing agreement in France, all employees receive additional compensation related to performance criteria or outcome (see Section 17.3.2).

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COMPENSATION - FRANCE TELECOM S.A.

Indicator	2010 (1)	2009	2008
Gross average monthly compensation (in euros)	3,362	3,239	3,149
Men	3,506	3,395	3,309
Women	3,110	2,969	2,876
(1) The values indicated for 2010 are provisional.

17.3.2   Incentives and profit-sharing agreements

Incentives

Incentives agreements are signed at the individual company level. France Telecom S.A. has had incentive agreements in place since 1992. These agreements get the company’s employees involved in its operating results.

Under the terms of the agreement signed for 2009 to 2011, France Telecom S.A. incentives are paid if the Operating Performance Indicator (OPI) is met. This indicator is calculated on the basis of improvements in revenue, operating expense management, investment optimization, and working capital. The OPI is calculated based on the results of France Telecom S.A. (two-thirds) and Orange France (one-third). It therefore covers the fixed, mobile, and Internet businesses.

Incentive payments are also based on the Customer Service Quality Indicators (French acronym: IQSC).

If the OPI is exceeded, the incentive payments increase in line with the IQSC and the OPI.

For 2009, incentives representing 4.7% of wages, or an average of 1,725 euros, were paid in April 2010.

In addition to this, in June, 2010, a board-approved additional incentive of 600 euros per employee (full-time base) was paid based on the 2009 results.

For 2010, a provision for exceeding the OPI and the IQSC was recognized on December 31, 2010.

The following table shows the amount of incentives paid over the last three years.

(in millions of Euros)	2010	2009	2008
France Telecom S.A. Incentives	166 (1)	235 (2)	211 (3)
(1) Amount furnished on December, 31 2010. (2) Including an extra incentive of 60 million Euros. (3) Including an extra incentive of 58 million Euros.

Employee profit-sharing

The Group profit-sharing agreement signed in 1997 with the unions applies to the employees of France Telecom S.A. and its majority-owned French subsidiaries. As corporate officers, the Chairman and CEO do not benefit from profit-sharing.

The Group’s special profit-sharing reserve is the sum of the special profit-sharing reserves calculated for each relevant subsidiary using a dispensatory formula (a dispensatory amendment was signed on June 29, 2001). It is based on operating income less financial expenses for each company within the scope of consolidation.

The special profit-sharing reserve is distributed to eligible employees, 20% based on hours worked and 80% in proportion to their annual gross salary. Employees may choose whether their individual amounts are paid to them directly or deposited in a Group Savings Plan.

The following table shows the amount of profit-sharing distributed over the last three years under the Group profit-sharing agreement.

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(in millions of euros)	2010	2009	2008
Special profit-sharing reserve of the Group	304 (1)	271 (2)	308
(1) Amount furnished on December 31, 2010; including 263 million euros furnished in the France Telecom S.A. accounts. (2) The definitive 2009 value has been set.

17.3.3   Stock options

17.3.3.1   France Telecom S.A. stock-option plans

France Telecom did not implement any stock-option or share-purchase plans in 2010.

In October, 2005, the Board of Directors granted 14.5 million stock options, representing 0.59% of share capital. The exercise price was set with no discount at 23.46 euros. The options were awarded to 3,747 beneficiaries.

In March, 2006, the Board of Directors made an additional allocation of 536,930 stock options representing 0.02% of share capital, subject to the same terms as the October, 2005 plan, particularly concerning the exercise price of 23.46 euros. The options were awarded to 165 beneficiaries.

In May, 2007, the Board of Directors granted 10,093,300 stock options, including 140,000 to Didier Lombard, representing 0.39% of share capital. The exercise price for the options was set with no discount at 21.61 Euros. The options were awarded to 1,152 beneficiaries.

Stock options granted by France Telecom S.A.	October 2005 plan	March 2006 plan	May 2007 plan	TOTAL
Date of the Annual Shareholders’ Meeting authoring the plan	09/01/2004	09/01/2004	09/01/2004
Date of board meeting granting the options	10/26/2005	03/08/2006	05/21/2007
Total number of options granted	14,516,445	536,930	10,093,300	25,146,675
options granted to Corporate Officers:	149,140	-	140,000	289,140
• Didier Lombard	148,000	-	140,000	288,000
• Stéphane Tierce	1,140	-	-	1,140
options granted to top 10 beneficiary employees	645,000	121,350	605,000	1,371,350
First possible vesting date	10/26/2008 (1)	03/08/2009 (1)	05/21/2010
Expiration date	10/26/2015	03/08/2016	05/21/2017
Stock option exercise price	23.46€	23.46€	21.61€
Total number of options exercised on December 31, 2010	53,490	0	43,500	96,990
Total number of canceled options on December 31, 2010	2,921,791	245,260	1,409,900	4,576,951
Number of outstanding options on December 31, 2010	11,541,164	291,670	8,639,900	20,472,734
(1) For non-French resident beneficiaries.

Options exercised during the 2010 Financial Year

No stock options were exercised in 2010.

17.3.3.2   Stock-option plans granted by certain subsidiaries

Some France Telecom Group employees have benefited from stock-option and/or share-purchase plans granted by certain France Telecom subsidiaries. The different stock-option or share-purchase plans granted by subsidiaries of France Telecom are described in Note 26 to the consolidated financial statements for the year ending December 31, 2010.

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Wanadoo stock options transferred to France Telecom S.A.

When Wanadoo S.A. merged with France Telecom S.A. on September 1, 2004, France Telecom assumed Wanadoo’s obligations to holders of Wanadoo stock options. These options thus carry the right to purchase France Telecom shares based on the exchange ratio of 7/18 that applied under the mixed cash and exchange offer for Wanadoo shares.

Stock options granted by Wanadoo	2000 plan	March plan 2001 (UK)	April plan 2001	Plan November 2001	Plan June, 2002	Plan November 2002	2003 plan	TOTAL
Date of Annual Shareholders’ Meeting authorizing the plan	06/22/2000	06/22/2000	06/22/2000	06/22/2000	06/22/2000	06/22/2000	06/22/2000
Date of Board Meeting granting the options	07/18/2000	03/21/2001	04/02/2001	11/26/2001	06/04/2002	11/26/2002	11/26/2003
Total number of options granted (1)	1,660,966	2,178,705	4,329,916	691,883	3,817,710	435,618	2,107,115	15,221,913
First possible vesting date	07/18/2005	09/21/2001 (2)	04/02/2004	06/26/2003 (3)	04/06/2004 (4)	11/26/2004 (5)	11/26/2006
Expiration date	07/18/2010	03/21/2011	04/02/2011	11/26/2011	06/04/2012	11/26/2012	11/26/2013
Stock option exercise price	48.70€	15.69€	15.38€	15.38€	13.84€	13.84€	16.60€
Total number of options exercised as of December 31, 2010	0	741,455	2,485,971	341,914	2,180,125	241,287	431,501	6,422,253
Total number of options canceled as of December 31, 2010	1,660,966	1,437,250	526,601	291,262	604,424	97,285	431,723	5,049,511
Total number of options outstanding as of December 31, 2010	0	0	1,317,344	58,707	1,033,161	97,046	1,243,891	3,750,149

(1)  After conversion to France Telecom options based on the exchange ratio of 7/18 and adjustment of the number of options and the exercise price following the September 26, 2005 France Telecom capital increase.

(2)  10% of the options became exercisable as of September 21, 2001, 10% as of March 21, 2002, 40% as of March 21, 2003 and 40% as of March 21, 2004.

(3)  5% of the options became exercisable on June 26, 2003, 23% on September 26, 2003, 5% on June 26, 2004, 23% on September 26, 2004, and 44% on November 26, 2004.

(4)  8% of the options became exercisable on June 4, 2004 and the remaining 92 % on June 4, 2005.

(5)  13.5% of the options became exercisable on November 26, 2004 and the remaining 86.5% on November 26, 2005.

Stock options allocated and exercised in 2010

No stock-option or share-purchase plans were granted in 2010.

In 2010, 56,729 options (after conversion based on exchange ratio) were exercised under plans granted by Wanadoo, including 50,923 options exercised by the ten employees or former employees who exercised the most options.

As of December 31, 2010, 3,750,149 stock options were outstanding, with a weighted average exercise price of 15.32 euros per share.

Orange stock options covered by a liquidity contract

Upon completion of the public buyout offer followed by a squeeze-out of Orange S.A shares, France Telecom offered to Orange stock option holders, and to Orange stock holders who obtained shares by exercising options after the offer, the possibility of signing a liquidity contract. Subsequently, in September, 2005, it issued option liquidity instruments (French acronym: ILO). The ILOs allow their beneficiaries to exchange one Orange share for 0.446 of a new France Telecom share when their options are exercised.

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Stock options granted by Orange (1/2)	February 2001 plan	Sharesave Plan Orange UK (5 years)	Sharesave Plan Orange UK (3 years)	October 2001 plan (A)	October 2001 Plan (B)	Sharesave Plan Orange UK (3 years)	May 2002 plan	Sharesave Plan Orange UK (3 years)
Date of Annual Shareholders’ Meeting authorizing the plan	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000
Date of the board meeting granting the options	02/12/2001	03/21/2001	03/21/2001	10/24/2001	10/24/2001	12/04/2001	05/15/2002	05/15/2002
Total number of options granted	75,009,447 (1)	4,037,379	2,356,097	1,305,334 (2)	11,096,825 (3)	563,503	24,496,332 (4)	1,349,694
First possible vesting date	05/04/2001	06/01/2006	06/01/2004	02/12/2002	03/01/2002	01/01/2005	10/01/2002	07/01/2005
Expiration date	02/12/2011	11/30/2006	11/30/2004	10/24/2011	10/24/2011	06/30/2005	05/15/2012	12/31/2005
Stock option exercise price	10.00€	4.43£	4.98£	10.00€	8.91€	5.16£	6.35€	3.17£
Total number of options exercised as of December 31, 2010	17,441,760	1,241,986	830,592	193,811	5,697,693	192,831	16,294,965	771,857
Total number of options canceled as of December 31, 2010	35,710,245	2,795,393	1,525,505	211,033	3,195,548	370,672	3,421,838	577,837
Total number of options outstanding as of December 31, 2010	21,857,442	0	0	900,490	2,203,584	0	4,779,529	0

(1)  Of which 0.4 million became eligible for exercise in 2001, 7.2 million in 2002, 7 million in 2003, and 59.6 million in 2004.

(2)  Of which 1.2 million became eligible for exercise in 2004.

(3)  Of which 1.5 million became eligible for exercise in 2002, 1.5 million in 2003, and 8 million in 2004.

(4)  Of which 4.1 million became eligible for exercise in 2003, 4.1 million in 2004, and 15.5 million in 2005.

Stock options granted by Orange (2/2)	December 2002 plan	Sharesave Plan Orange UK (3 years)	Sharesave Plan Orange Netherlands UK (5 years)	May 2003 plan (A)	May 2003 plan (B)	Sharesave Plan Orange UK (3 years)	TOTAL
Date of Annual Shareholders’ Meeting authorizing the plan	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000
Date of the board meeting granting the options	12/20/2002	12/20/2002	12/20/2002	05/13/2003	05/13/2003	05/13/2003
Total number of options granted	2,968,240 (5)	1,269,754	232,186	18,722,150 (6)	1,700,000	300,459	145,407,400
First possible vesting date	05/01/2003	03/01/2005	03/01/2006	05/13/2004	03/01/2005	07/01/2006
Expiration date	12/20/2012 (7)	08/31/2005	08/31/2006	05/13/2013 (8)	05/13/2013	12/31/2006
Stock option exercise price	7.23€	3.93£	6.14€	7.43€	7,38€	4.53£
Total number of options exercised as of December 31, 2010	1,880,868	756,655	127,532	10,189,665	1,700,000	136,127	57,456,342
Total number of options canceled as of December 31, 2010	603,999	513,099	104,654	2,248,102	0	164,332	51,442,257
Total number of options outstanding as of December 31, 2010	483,373	0	0	6,284,383	0	0	36,508,801

(5)  Of which 0.6 million became eligible for exercise in 2003, 0.6 million in 2004, and 1.6 million in 2005.

(6)  Of which 3.4 million became eligible for exercise in 2004, 2.8 million in 2005, and 12.2 million in 2006.

(7)  67,200 options have an expiration date of December 20, 2014.

(8)  423,900 options have an expiration date of December 13, 2015.

Stock options allocated and exercised in 2010

No stock-option or share-purchase plans were implemented in 2010 under these plans.

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In 2010, 208,367 Orange stock options were exercised, including 124,860 options exercised by the ten employees or former employees who exercised the most options.

As of December 31, 2010, 36,508,801 Orange stock options were outstanding, with a weighted average exercise price of 8.98 euros per share. The exercise of these options is liable to result in a maximum issuance of up to 16,099,880 France Telecom shares.

17.3.4   Free share awards

France plan

In April 2007, France Telecom set up a free share award plan for employees of Telecom S.A. and most of its majority-owned French subsidiaries. The plan covered 10.8 million shares representing 0.4% of share capital.

The shares having been definitively granted on April 25, 2009, after the Board of Directors noted that the performance conditions (achievement of cash flow included in the NExT plan in 2007 and 2008, and coverage of the plan’s cost through additional cash flow generated during the same period) had been met, France Telecom delivered 10.3 million shares.

The free shares awarded may not be sold for a two-year period after the vesting date, i.e. until April 25, 2011.

International plan

In December 2007, France Telecom S.A. implemented a free share award plan for employees and corporate officers of the France Telecom Group in other countries. This plan covered 1.8 million shares, representing less than 0.1% of share capital.

The free shares awarded may not be sold for two-years, i.e. until December 4, 2011 (or December 4, 2012 in Spain).

In countries where regulatory, tax, or social conditions do not allow for free share grants, France Telecom has introduced provisions for the payment, under the same performance conditions, or in the UK, the granting of shares to a trust in charge of redistributing them freely to employees who request these shares after December 4, 2011, when the shares have fully vested.

The Board of Directors having noted that the performance conditions (identical to those applied under the France Plan) had been met, starting on December 4, 2009, beneficiary employees were entitled rights to share grants or a cash amount. The shares or cash amounts were delivered or paid in early 2010.

17.4   LABOR RELATIONS

Employee representation

PROFESSIONAL RELATIONS – FRANCE TELECOM S.A.

Indicator	2010 (1)	2009	2008
Number of meetings with employee representatives	8,364	7,902	8,790
Overall volume of credit hours used	1,184,285	1,072,521	1,085,199
(1) The values indicated for 2010 are provisional.

In France

In 2009, France Telecom’s Central Council for Economic and Social Unity (French acronym: CCUES) met 16 times over 29 days.

In 2010, the CCUES met 12 times over 23 days. During the year, this staff representative body addressed 67 subjects, as well as all the resolutions adopted in the management of Social and Cultural Activities (SCA).

The elected employee representatives received information on 24 subjects and were informed and consulted on another 43 subjects: 13 relating to annual reports and assessments provided under the French Labor Code, 14 relating to proposed organizational or process change and 16 relating to draft collective agreements.

No national professional elections were held in 2010.

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Lastly, 16 agreements and amendments to agreements were signed in 2010, including some dealing with major issues relating to social questions in 2009-2010, including:

•

agreement on the application of the national inter-branch agreement on work-related stress;

•

agreement on mobility within the Group;

•

agreement on the work/life balance in the Group;

•

amendment to the agreement on the employment of older personnel and measures relating to the later portion of one’s career;

•

first agreement on new principles governing work organization at France Telecom;

•

agreement on breaks and holidays;

•

experimental agreement to improve working conditions.

It should also be noted that the French Works Council, the body that brings together the Group’s French subsidiaries, met four times in 2010.

In Europe

•

The European Group Council is a place for discussion and dialogue on broad, global economic, financial, and social issues that go beyond the borders of any single country (manufacturing and innovation strategy, major investment policies, acquisitions, employment, etc.). In 2010, it held three physical meetings: one in Paris, one in Marseille, and one in Frankfurt;

•

This committee has 31 employee representatives from 20 countries: Sweden, Norway, Finland, Denmark, Germany, Austria, Great Britain, Ireland, France, Spain, Portugal, Italy, Greece, Poland, Luxembourg, Netherlands, Belgium, Romania, Slovakia, and Switzerland.

Worldwide

•

On June 23, 2010, the Group signed an agreement on the establishment of a Worldwide Group Council with:

•

employee representatives from all subsidiaries around the world represented by the France Telecom UNI Global Union (which includes the unions that belong to the UNI Global Union present within the company),

•

a delegation appointed by the European Group Council,

•

the six French unions.

•

Through this agreement, the Group aims to strengthen the effectiveness of its social dialogue with all employees (43% of the Group’s workforce are now located outside France, and 12% outside Europe), allowing them to be represented and to share a common platform of information across the Group, including details of the overall business strategy and transnational projects outside Europe.

17.5   HEALTH AND SAFETY CONDITIONS

HEALTH AND SAFETY CONDITIONS – FRANCE TELECOM S.A.

Indicator	2010 (1)	2009	2008
Frequency rate of work-related accidents (TFRAC) (2)	4.51	5.10	4.60
Severity rate of work-related accidents (TGRAC) (3)	0.32	0.32	0.28
Number of fatal accidents	2 (4)	4 (5)	1 (6)

(1)  The values indicated for 2010 are provisional.

(2)  The frequency rate of work-related accidents (TFRAC) corresponds to the number of work-related accidents with a halt of millions of hours of theoretical hours worked.

(3)  The severity rate of work-related accidents (TGRAC) corresponds to the number of days for work-related accidents per millions of theoretical hours worked.

(4)  Accidents while traveling.

(5)  One accident while traveling and three work-related accidents retroactively identified in mid 2010.

(6)  Work-related accident retroactively identified in mid 2010.

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Main actions taken in 2010

Actors in prevention

In 2010, two new training sessions for prevention specialists were introduced. The work of building up the network of prevention specialists continued, with a day of discussion on psychosocial risks, the posting on the Group’s Intranet of a film on prevention, further training on “stress, psychosocial factors, and risk prevention”, and training on the function of the “occupational health and safety management system auditor (SMSST in French)”.

The occupational health and safety management system

Since 2006-2007, Group entities have been rolling out their various management systems. Group policy requires audits every three years, which led to the scheduling of entity-wide audits in 2010 and early 2011, the several month delay being linked to the social crisis. Moreover, 2010 saw the assertion of the continuous improvement concept, with the publication of new thresholds triggering audits managed at the national level.

Audit frequency now depends on the entity’s score:

•

score of less than 50: audit within 12 months;

•

score of between 50 and 75: audit within 18 months;

•

score higher than 75: audit every three years.

Between September 1, and December 31, 2010, 60 audits were completed and 49 are scheduled, mostly during the first quarter of 2011.

Psychosocial risk factors

Combining the work of many local groups on psychosocial risk factors, enlightened discussions with the National Agency for the Improvement of Working Conditions (French acronym: NAALC), and other consultants, has led the Group to develop its own method of risk assessment. In accordance with the agreements signed in May, 2010, an exchange program around this method has been initiated under the new panel set up by the National Commission for the Prevention of Stress.

Moreover, a study of Orange Customer Centers was conducted in conjunction with the NAALC between January and December 2010, leading to the co-development of action plans between management and unions.

The severity rate was stable compared to 2009, while the incidence rate declined significantly, returning to a level comparable to 2008.

17.6   TRAINING

TRAINING – FRANCE TELECOM S.A.

Indicator	2010 (1)	2009	2008
Percentage of payroll expenditure allocated to training	6.50%	6.50%	6.30%
Continuing training expenses	260.5	262.0	269.6
Number of employees trained	80,308	77,031	81,668
Number of training hours	3,154,850	3,192,778	3,299,492
(1) The values indicated for 2010 are provisional.

In 2010, the Group incorporated the impact of social agreements in its training plan.

Access to training improved in 2010, with the percentage of employees trained rising from 80% to 81%. Further progress was made on action plans focused on employees who have not received training for three years. Progress was also made on plans aimed at improving the training of disabled workers.

The implementation of a new managerial culture resulted in the Orange Campus meetings involving more than 10,000 managers. These meetings led to the overhaul of knowledge development programs for managers to be included in the future Orange Campus.

The increased popularity of individual training initiatives by employees led to a threefold increase in the number of individual training courses taken in 2010, bringing their number to approximately 10,000.

The Group continued its policy of certifying employees and managers, with nearly 1,800 certifications in 2010. This helped hasten the recognition of the professionalism of the Group’s employees.

Lastly, the increased use of professional trainers and tutors has helped contribute to knowledge sharing within the Group.

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17.7   EMPLOYMENT AND INTEGRATION OF PEOPLE WITH DISABILITIES

DISABLED EMPLOYEES – FRANCE TELECOM S.A.

Indicator	2010 (2)	2009	2008
Number of disabled employees (1)	3,787	3,673	2,910
Amount of purchases billed to the protected sector (in millions of euros)	15.9	16.9	16.1
Integration rate (3)	4.3%	4.1%	3.4%

(1)  Disabled employees declared in the DOETH system (mandatory yearly declaration for disabled employees).

(2)  The values indicated for 2010 are provisional.

(3)  Integration rates are calculated according to the DOETH system terms.

In 2010, France Telecom continued its actions in favor of the recruitment, professional integration, and job security of people with disabilities. These actions formed part of its commitments under the 2008-2010 company-wide agreement.

A few highlights of 2010:

•

the agreement foreshadowed the external hiring of 180 employees on permanent contracts over three years. The rate of recruitment in 2010 was significantly higher than in the previous period and accounted for 43% of the 155 permanent hires over the three-year life of the agreement. Increased participation in career fairs, new association partnerships, the use of recruitment firms, online presence for people with disabilities, a major communication campaign to attract disabled applicants including specialized press advertisements, all contributed to the increase in hires;

•

many internal communication actions strengthened existing initiatives, such as awareness sessions aimed at “debunking disabilities”. The third edition of the “Disability Commitment Week” (an in-house campaign to raise awareness about disabilities) was a big success. A talk by Stéphane Richard, a poster campaign featuring some of the Group’s disabled employees, their videotaped testimonies, events and activities organized on many sites and the distribution of a “disability memo” to the homes of all employees all helped change people’s perceptions of disabilities;

•

over 1 million euros was dedicated to improving workstations for disabled employees (equipment purchases, sign language interpreting, paratransit, special training, etc.) and on work needed to make job applications and Intranet sites accessible, as well as the deployment of a system of remote interpreting and subtitling for the hearing impaired, giving them an equivalent to telephoning, as used by the non-hearing impaired;

•

purchases charged to “protected sector” projects for the disabled totaled nearly 16 million euros in 2010 alone.

In 2010, the Group’s Mission Insertion Handicap mobilized all stakeholders in the “disability” chain in each region (OHS, occupational physicians, disability correspondents, social workers, etc.) to further improve reception conditions and the retention of disabled employees.

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17.8   SOCIAL AND CULTURAL ACTIVITIES

SOCIAL ACTIVITIES EXPENDITURE (IN MILLIONS OF EUROS) – FRANCE TELECOM S.A.

Business domain	2010 (1)	2009 (2)	2008
Sporting and Leisure Activities
Children
Welfare Insurance and Solidarity
Cultural Activities
Economic Action
Total France Telecom S.A. expenditure for Works Councils in the transitional management area (a)	-	-	-
Catering	73.00	65.50	62.90
Housing	18.20	18.90	19.10
Social Cohesion	6.70	6.40	5.90
Total France Telecom S.A. expenditure for social activities (b)	97.90	90.80	87.90
Bonuses from France Telecom S.A. to the Work Councils (c)	92.30	91.90	95.90
TOTAL (a+b+c)	190.20	182.70	183.80
(1) The values indicated for 2010 are provisional. (2) The 2009 results have been updated with their definitive values.

The amount of employers’ subsidies paid to the 19 works councils was 92.30 million euros.

Catering and social cohesion activities are managed directly by the company on behalf of the works councils. The increase in catering expenses stemmed primarily from the funding of a number of renovation operations and an increase in the subsidy on the cost price of a meal.

Total expenditure for France Telecom S.A.’s social activities was 190.20 million euros.

17.9   OUTSOURCING

OUTSOURCING – DATA FOR GROUP FRANCE

Indicator	2010	2009	2008
Amount of subcontractors (in millions of euros)	1,770.9	1,827.0	2,009.4
Full time equivalent workforce (monthly average) (1)	25,975	26,040	26,976
(1) Calculation of subcontractor charges recorded in the companies’ corporate accounts under the “Group France” scope.

Since 2008, the France Telecom Group has applied a new methodology for evaluating outsourcing, to provide more comprehensive information about the entire workforce contributing to the company’s business and to measure the Group’s contribution to the development of employment in France.

The use of employees belonging to external companies takes the form of service contracts. It is particularly frequent in the network area, regarding technical work (on networks and at the customer’s locations), technical analysis, engineering, architecture, and in the information systems area, regarding design, development, and integration. It also occurs in call centers and on telephone hotlines in the field of customer relationship management and customer service.

Outsourcing represented 25,975 full-time equivalent staff (monthly average) for Group France in 2010 (France Telecom S.A. and Group subsidiaries active in France), implying virtually no change in total outsourcing volumes (-0.2% in 2010, after -3.5% in 2009).

Outsourcing grew in customer relationship management and customer service in 2010, but declined in more or less marked proportions in the development of information systems, technical analysis and research, and network operations businesses.

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Regarding fixed and mobile network repairs, the external workforce was largely unchanged on an annualized average, due to a non-recurring increase in business at the beginning and end of the year to cope with damage to our networks caused by weather in some regions (severe storms and floods in France, etc.).

More than a simple contractual arrangement, France Telecom’s supplier relationships are structured around an assessment of economic, social, and environmental performances, which allows regular analysis of the services provided and an evaluation of whether corrective or joint continuous improvement measures are necessary.

The Group’s responsible purchasing policy follows the broadly based Corporate Responsibility and Sustainable Development supplier evaluation process (QREDIC in French). Since 2004, an Ethics and Environment clause has been included in all of the Group’s contracts.

17.10   IMPACT ON NATIONAL EMPLOYMENT AND REGIONAL DEVELOPMENT

PROFESSIONAL INTEGRATION – FRANCE TELECOM S.A.

Indicator	2010 (1)	2009	2008
Number of intern students welcomed	2,312	2,686	2,252
Number of apprenticeship and work-based learning contracts signed during the year	3,072	3,164	2,261
(1) The values indicated for 2010 are provisional.

In 2010, the Group continued its efforts to support youth as part of, or in addition to, young people’s initial training. It has committed to keeping the proportion of work-based learning participants at 4.7% of the active workforce, with more than 4,700 of these individuals present within the France Group scope (reference level reached at the end of 2009).

Its efforts have helped it slightly exceed this objective, with over 5,300 work-based learning contracts in effect as of December 31, 2010 (internships and professional-track contracts), making up 5.1% of the active workforce (in Group France). This figure compares favorably with the legislative and regulatory quotas regarding work-based training, which is 3% of the average headcount for companies with more than 250 employees.

Relations with educational institutions

France Telecom S.A.’s policy in this area is focused on two main goals:

•

developing the Group’s reputation as an employer among students in higher education;

•

anticipating its recruitment requirements in terms of required skills for the Group in coming years.

This policy has been pursued through a number of actions:

•

relations with roughly 100 higher education institutions, primarily through participation in school forums (attendance at roughly 30 career fairs), participation in roundtables on jobs and other topics, assistance writing résumés and with job interviews, hosting interns and apprentices (significant increase since 2009 as part of our commitment to young people’s professional integration) and the payment of a large proportion of the apprenticeship tax, in support of training courses in the Group’s major business lines;

•

developing our relationship with universities to diversify our sources of recruitment, particularly through participation in the partnership foundation with the universities of Cergy-Pontoise and Rennes 1, in line with our business line needs;

•

innovative actions to develop relations with students: continuation of the “génération mobilité” writing contest in partnership with consulting firm Sia Conseil, organization of student visits to Group sites, sponsorship of student sporting and cultural events (Course Croisière Edhec, Raid Insa de Lyon, ESSEC Film Festival), during which Orange meets students and establishes quality relationships with them. Even closer relations have been forged with France’s 20 leading engineering and business schools to present the Group through its business lines, its international dimension, and Orange’s International Graduate Program (an international recruiting program for young talent);

•

an increased presence at international career fairs in support of our international recruitment policy, in conjunction with Group companies.

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18  major shareholders

18.1   DISTRIBUTION OF SHARE CAPITAL AND VOTING RIGHTS

354

18.1.1   Potential issue of new shares

354

18.1.2   Changes in the distribution of share capital during the last three financial years

355

18.1.3   Information on shareholders’ agreements

355

18.1.4   Additional information on the distribution of the float

355

18.2   DIRECT AND INDIRECT CONTROL OF FRANCE TELECOM

356

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18.1   DISTRIBUTION OF SHARE CAPITAL AND VOTING RIGHTS

Holder	On December 31, 2010			On December 31, 2009			On December 31, 2008
	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
French Government	356,757,953	13.47%	13.47%	350,418,080	13.23%	13.24%	605,668,775	23.16%	23.25%
ERAP	-	-	-	6,339,873	0.24%	0.24%	91,204,364	3.49%	3.50%
FSI	357,526,133	13.50%	13.50%	357,526,133	13.50%	13.51%	-	-	-
Public Sector	714,284,086	26.97%	26.97%	714,284,086	26.97%	26.99%	696,873,139	26.65%	26.75%
Group Employees (a)	122,243,149 (b)	4.61%	4.61%	116,765,615	4.41%	4.41%	96,112,598	3.68%	3.69%
Treasury shares	4,609	-	-	2,042,836	0.08%	-	10,113,380	0.39%	-
Float	1,812,326,762	68.42%	68.42%	1,815,617,237	68.55%	68.60%	1,811,892,119	69.29%	69.56%
TOTAL	2,648,858,606	100%	100%	2,648,709,774	100%	100%	2,614,991,236	100%	100%

(a)  Excluding bearer shares directly held by employees.

(b)  Of which 105,424,996 shares covered by Article L. 225-102 of the French Commercial Code (shares held under an employee savings plan and non-transferable shares purchased as part of French Government offerings for employees) representing 3.98% of capital and 11,770,964 shares held by the employees following the free share award in April 2009 (France) and early 2010 (other countries) (see Section 17.3.4 Free Share Award Plan).

To France Telecom’s knowledge, no shareholder other than the French Government and Fonds Stratégique d’Investissement (FSI) directly or indirectly held more than 5% of the share capital or voting rights on the filing date of the present document with the Autorité des Marchés Financiers (AMF).

France Telecom’s Bylaws do not provide for double voting rights. The major France Telecom shareholders do not have different voting rights than other shareholders.

18.1.1   Potential issue of new shares

The table below shows the number of new shares that would be issued in the event of the conversion or redemption in shares of all the securities granting access to share capital outstanding on December 31, 2010 and if all stock options existing on the same date were exercised, as well as the number of shares that would comprise the Company’s share capital following the issue of these shares.

	Corresponding shares	% of capital (on fully diluted basis)
Perpetual bonds redeemable for shares (a)	63,533,666	2,308
Stock options (b)	40,322,763	1,465
Sub-total	103,856,429	3,773
Share capital on December 31, 2010	2,648,858,606	96,227
TOTAL	2,752,715,035	100

(a)  See Section 21.1.4, Convertible or exchangeable securities or securities with subscription warrants, and Section 21.3, TDIRA of Note 21, Financial liabilities and net financial debt to the consolidated financial statements.

(b)  See Section 17.3.3, Stock options and Note 26, Other information relating to share-based payment and similar compensation to the consolidated financial statements.

Note: Section 20.3, Earnings per share of Note 20, Equity to the consolidated financial statements, shows the weighted average number of shares outstanding and diluted in accordance with IAS 33, Earnings per share. That is not the subject of this Subsection 18.1.1.

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18.1.2   Changes in the distribution of share capital during the last three financial years

To the best of France Telecom’s knowledge, the substantial changes in shareholder base since January 1, 2008 are the result of:

•

the sale of 14.4 million shares in an offering reserved for current and former employees of France Telecom by the French Government in January 2008;

•

the award of a total of 3.7 million bonus shares in January and November 2008 by the French Government to current and former employees of France Telecom who had bought shares in offerings reserved for them in January and November 2005;

•

the transfer of 149.6 million shares by ERAP to the French Government in December 2008;

•

the 357.5 million share contribution to Fonds Stratégique d’Investissement (FSI) by the French Government in July 2009;

•

ERAP’s transfer of 87.1 million shares to the French Government in October 2009 (including 28.3 million in dividend payment due to the French Government regarding monies distributable following the 2008 financial year and 58.8 million to reimburse a portion of the contribution made to ERAP by the French Government);

•

ERAP’s transfer of full interest (6.3 million shares) to the French Government in March, 2010;

•

the award of a total of 0.6 million bonus shares in January 2011 by the French Government to current and former employees of France Telecom who had bought shares in the offering reserved for them in January 2008.

To the best of France Telecom’s knowledge, and with the exception of this last transfer, there has been no major change to the distribution of the share capital and voting rights since December 31, 2010.

18.1.3   Information on shareholders’ agreements

By letter received on December 8, 2009, the AMF was notified of the execution, on November 25, 2009, of a shareholders’ agreement constituting an “action in concert” between FSI and the French Government.

This agreement, entered into for a two-year term, provides for two distinct actions in concert:

•

regarding the vote on resolutions at the France Telecom General Shareholders’ Meetings: the parties shall exchange their respective points of view, and if possible, seek a common position on the resolutions, without however being held to agree to them;

•

in the event that planned share transactions occur and thresholds are crossed, the arrangement provides for (i) a general obligation between the parties of the agreement to provide prior notice of any transaction involving the Company’s shares or voting rights, (ii) an obligation of prior consultation in the event of an intended sale by the parties likely to take place close in time, pursuant to which each party undertakes not to carry out such plans without having, to the extent possible, aligned its analysis regarding the value of France Telecom shares with the other party’s, and having coordinated the practical details of the sale of said shares, (iii) an obligation of prior consultation in the event that either party is carrying out a transaction that would require the alliance to publish a declaration of intentions, and (iv) an obligation of prior approval by the other party where the transaction would result in the alliance going over a threshold that would trigger a mandatory public offer.

18.1.4   Additional information on the distribution of the float

France Telecom regularly identifies, via the “Identifiable Bearer Shares” (IBS) service, investors who hold shares that comprise its float: at December 31, 2010 institutional and other corporate investors, on the one hand, and individual investors, on the other, held, respectively, 62.3% and 6.1% of its capital, thus remaining at approximately the same level as the year before.

Additionally, the results of a survey carried out by a specialized service provider provide information on the geographic distribution of institutional investors at December 31, 2010:

France:	29%
United Kingdom:	13%
Other European countries:	25%
Total Europe:	67%
North America:	26%
Rest of the World:	7%

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18.2   DIRECT AND INDIRECT CONTROL OF FRANCE TELECOM

Pursuant to Law no. 2003-1365 of December 31, 2003 and Decree no. 2004-387 of May 3, 2004, and since the sale by the French Government of an additional 10.85% of the France Telecom share capital on September 7, 2004, the specific control procedures over France Telecom by the French Government no longer apply. Nevertheless, pursuant to the Decree-Law of October 30, 1935, the Board of Directors must still include representatives of the French Government in proportion to the fraction of the France Telecom shares held by the Government. Thus, on the date of this document, the Government has three representatives out of a total of 15 members of France Telecom’s Board of Directors (see Section 14.1.1 Composition of the Board of Directors).

Furthermore, the French Government, acting in concert with FSI (see Section 18.1 Distribution of share capital and voting rights) could, in practice, determine the outcome of shareholder votes on any matter submitted for a simple majority vote at the Shareholders’ Meetings, given the low participation rate at Shareholders’ Meetings and in the absence of any other significant shareholder block. However, the Government does not hold any “golden share”, since this type of share does not exist in France Telecom’s share capital, nor any other special advantage other than the right to have representatives on the Board of Directors as described above. France Telecom feels there is no risk that the French Government’s control will be improperly exercised.

Aside from the French Government and FSI, no individual or corporate body, either directly or indirectly exerts or could exert control over France Telecom on their own, jointly, or in concert.

To the best of France Telecom’s knowledge, there is no agreement which, if implemented, could, at a later date, entail a change in its control.

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19  operations with parent companies

See Note 32, Related party transactions, to the consolidated financial statements (Section 20.1).

France Telecom S.A. has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between France Telecom S.A. and most of its subsidiaries.

These agreements were entered into on an arm’s-length basis.

Subsidiaries operating under the Orange Brand

The subsidiaries operating under the Orange brand and Orange Brand Services Ltd, indirectly wholly owned by France Telecom S.A., have signed a brand licensing contract which gives them the right to operate under the Orange brand. In line with this contract, these subsidiaries pay a fee for use of the Orange brand.

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20  financial information concerning the company’s assets and liabilities, financial position and profits and losses

20.1   CONSOLIDATED STATEMENTS

360

20.1.1   Consolidated financial statements

360

Segment information

368

Notes to the consolidated financial statements

380

20.1.2   Statutory auditors’ report on the consolidated financial statements

495

20.1.3   Critical accounting policies

497

20.2   NON CONSOLIDATED STATEMENTS

501

20.2.1   Annual financial statements of France Telecom S.A.

501

20.2.2   Statutory auditors’ report on the financial statements

547

20.3   DIVIDEND DISTRIBUTION POLICY

549

20.4   LITIGATION AND ARBITRATION PROCEEDINGS

549

20.5   SIGNIFICANT CHANGE IN FINANCIAL OR TRADING POSITION

550

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20.1   CONSOLIDATED STATEMENTS

20.1.1   Consolidated financial statements

Year ended December 31, 2010

CONSOLIDATED INCOME STATEMENT

Amounts in millions of euros (except for per share data)	Note	2010	2009 (1)	2008 (1)
Revenues	4	45,503	44,845	46,712
External purchases	5.1	(19,375)	(18,748)	(19,511)
Other operating Income	5.2	573	568	612
Other operating expense	5.3	(2,532)	(2,211)	(2,045)
Labor expenses	5.4	(9,214)	(9,010)	(8,468)
Gains (losses) on disposal of assets	6	62	(3)	(27)
Restructuring costs and similar items	7	(680)	(213)	(442)
General Court of the European Union ruling of November 30, 2009	31	-	(964)	-
Depreciation and amortization	12-13	(6,461)	(6,234)	(6,704)
Remeasurement resulting from business combinations	3	336	-	-
Impairment of goodwill	8	(509)	(449)	(270)
Impairment of fixed assets	8	(127)	(69)	(9)
Share of profits (losses) of associates	14	(14)	138	(94)
Operating income		7,562	7,650	9,754
Cost of gross financial debt	9	(2,117)	(2,232)	(3,018)
Income and expense on net debt assets	9	120	129	263
Foreign exchange gains (losses)	9	56	(42)	(51)
Other financial Income and expense	9	(59)	(61)	(78)
Finance costs, net		(2,000)	(2,206)	(2,884)
Income tax	10	(1,755)	(2,242)	(2,856)
Consolidated net income after tax of continuing operations		3,807	3,202	4,014
Consolidated net income after tax of discontinued operations	3	1,070	200	404
Consolidated net income after tax		4,877	3,402	4,418
Net income attributable to owners of the parent		4,880	3,018	4,073
Non-controlling interests	20	(3)	384	345
Earnings per share (in euros)	20
Net income of continuing operations attributable to owners of the parent
• basic		1.44	1.06	1.41
• diluted		1.43	1.06	1.39
Net income of discontinued operations attributable to owners of the parent
• basic		0.40	0.08	0.15
• diluted		0.39	0.08	0.15
Net income attributable to owners of the parent
• basic		1.84	1.14	1.56
• diluted		1.82	1.14	1.54
(1) The effects of changes in accounting methods applied as of January 1, 2010 are described in Note 1.5. The accompanying notes are an integral part of the consolidated financial statements.

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STATEMENT OF COMPREHENSIVE INCOME

(in millions of euros)	Note	2010	2009 (1)	2008 (1)
Consolidated net income after tax		4,877	3,402	4,418
Actuarial gains and losses on post-employment benefits	23	(117)	(64)	(42)
Assets available for sale	15	(16)	32	(54)
Cash flow hedges	22	106	(173)	405
Net investment hedges	22	(80)	-	(26)
Exchange differences on translating foreign operations	20	619	(266)	(179)
Income tax relating to components of other comprehensive income	10	62	76	(138)
Share of other comprehensive income in associates	14	30	0	(2)
Other comprehensive income for the year of continuing operations		604	(395)	(36)
Cash flow hedge		0	(54)	54
Exchange differences on translating foreign operations	20	1,093	441	(1,848)
Other comprehensive income for the year of discontinued operations		1,093	387	(1,794)
Consolidated other comprehensive income for the year		1,697	(8)	(1,830)
Total comprehensive income for the year		6,574	3,394	2,588
Total comprehensive income attributable to owners of the parent		6,522	3,011	2,462
Non-controlling interests		52	383	126
(1) The effects of changes in accounting methods applied as of January 1, 2010 are described in Note 1.5. The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	At December 31, 2010	At December 31, 2009 (1)	At December 31, 2008 (1)
ASSETS
Goodwill	11	29,033	27,797	29,914
Other intangible assets	12	11,302	9,953	14,009
Property, plant and equipment	13	24,756	23,547	25,826
Interests in associates	14	8,176	937	754
Assets available for sale	15	119	220	202
Non-current loans and receivables	17	891	2,554	1,553
Non-current financial assets at fair value through profit or loss	18	96	199	106
Non-current hedging derivatives assets	22	328	180	625
Other non-current assets	19	21	32	32
Deferred tax assets	10	4,424	3,775	5,175
Total non-current assets		79,146	69,194	78,196
Inventories	16	708	617	958
Trade receivables	17	5,596	5,451	6,117
Current loans and other receivables	17	775	1,093	67
Current financial assets at fair value through profit or loss, excluding cash equivalents	18	758	91	720
Current hedging derivatives assets	22	72	18	75
Other current assets	19	2,346	1,828	2,117
Current tax assets	10	124	142	144
Prepaid expenses	19	323	407	564
Cash equivalents	18	3,201	2,911	3,766
Cash	17	1,227	894	928
Total current assets		15,130	13,452	15,456
Assets held for sale	3	-	8,264	-
TOTAL ASSETS		94,276	90,910	93,652
(1) The effects of changes in accounting methods applied as of January 1, 2010 are described in Note 1.5. The accompanying notes are an integral part of the consolidated financial statements.

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(in millions of euros)	Note	At December 31, 2010	At December 31, 2009 (1)	At December 31, 2008 (1)
EQUITY AND LIABILITIES
Share capital		10,595	10,595	10,460
Additional paid-in capital		15,731	15,730	15,325
Retained earnings		2,775	539	1,247
Equity attributable to the owners of the parent		29,101	26,864	27,032
Non controlling interests		2,448	2,713	3,511
Total equity	20	31,549	29,577	30,543
Non-current trade payables	21	466	411	428
Non-current financial liabilities at amortized cost, excluding trade payables	21	31,617	30,502	31,326
Non-current financial liabilities at fair value through profit or loss	21	2,175	614	495
Non-current hedging derivatives liabilities	22	250	693	650
Non-current employee benefits	23	1,826	1,223	652
Non-current provisions	24	1,009	1,009	1,261
Other non-current liabilities	25	528	565	703
Deferred tax liabilities	10	1,265	1,043	1,256
Total non-current liabilities		39,136	36,060	36,771
Current trade payables	21	8,274	7,531	9,279
Current financial liabilities at amortized cost, excluding trade payables	21	4,525	6,230	8,152
Current financial liabilities at fair value through profit or loss	21	366	73	913
Current hedging derivatives liabilities	22	18	1	2
Current employee benefits	23	1,816	1,687	1,692
Current provisions	24	1,546	1,217	1,427
Other current liabilities	25	2,105	2,629	1,894
Current tax payables	10	2,353	282	258
Deferred income	25	2,588	2,443	2,721
Total current liabilities		23,591	22,093	26,338
Liabilities related to assets held for sale	3	-	3,180	-
TOTAL EQUITY AND LIABILITIES		94,276	90,910	93,652
(1) The effects of changes in accounting methods applied as of January 1, 2010 are described in Note 1.5. The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(amounts in millions of euros)	Note	Number of issued shares	Share capital	Attributable to owners of the parent				Attributable to non-controlling interests			Total Equity
				Additional paid- in capital	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance at January 1, 2008		2,614,348,911	10,457	15,317	1,797	1,900	29,471	4,025	445	4,470	33,941
Impact of change in accounting for interests in jointly controlled entities	1	-	-	-	-	-	-	(54)	2	(52)	(52)
Impact of change in accounting for recognition of actuarial gains and losses	1	-	-	-	-	(34)	(34)	-	(6)	(6)	(40)
Balance at January 1, 2008 after effect of changes in accounting methods		2,614,348,911	10,457	15,317	1,797	1,866	29,437	3,971	441	4,412	33,849
Consolidated comprehensive income		-	-	-	4,073	(1,611)	2,462	345	(219)	126	2,588
Capital increase	20	642,325	3	8	-	-	11	-	-	-	11
Share-based compensation	20	-	-	-	74	-	74	2	-	2	76
Purchase of treasury shares	20	-	-	-	17	-	17	-	-	-	17
Dividends	20	-	-	-	(4,949)	-	(4,949)	(600)	-	(600)	(5,549)
Changes in ownership interests with no gain/loss of control	3	-	-	-	-	-	-	(467)	-	(467)	(467)
Changes in ownership interests associated with gain/loss of control	3	-	-	-	-	-	-	119	-	119	119
Other movements		-	-	-	(20)	-	(20)	(81)	-	(81)	(101)
Balance at December 31, 2008		2,614,991,236	10,460	15,325	992	255	27,032	3,289	222	3,511	30,543
Consolidated comprehensive income		-	-	-	3,018	(7)	3,011	384	(1)	383	3,394
Capital increase	20	33,718,538	135	405	-	-	540	-	-	-	540
Share-based compensation	20	-	-	-	37	-	37	3	-	3	40
Purchase of treasury shares	20	-	-	-	(37)	-	(37)	-	-	-	(37)
Dividends	20	-	-	-	(3,679)	-	(3,679)	(571)	-	(571)	(4,250)
Changes in ownership interests with no gain/loss of control		-	-	-	-	-	-	(659)	-	(659)	(659)
Changes in ownership interests associated with gain/loss of control	3	-	-	-	-	-	-	-	-	-	-
Other movements		-	-	-	(40)	-	(40)	46	-	46	6
Balance at December 31, 2009		2,648,709,774	10,595	15,730	291	248	26,864	2,492	221	2,713	29,577
Consolidated comprehensive income		-	-	-	4,880	1,642	6,522	(3)	55	52	6,574
Capital increase	20	148,832	-	1	-	-	1	-	-	-	1
Share-based compensation	20	-	-	-	10	-	10	4	-	4	14
Purchase of treasury shares	20	-	-	-	(1)	-	(1)	-	-	-	(1)
Dividends	20	-	-	-	(3,706)	-	(3,706)	(610)	-	(610)	(4,316)
Changes in ownership interests with no gain/loss of control	3	-	-	-	(37)	-	(37)	2	-	2	(35)
Changes in ownership interests associated with gain/loss of control	3	-	-	-	(529)	-	(529)	275	-	275	(254)
Other movements		-	-	-	(23)	-	(23)	12	-	12	(11)
Balance at December 31, 2010		2,648,858,606	10,595	15,731	885	1,890	29,101	2,172	276	2,448	31,549

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ANALYSIS OF CHANGES IN SHAREHOLDERS’  EQUITY RELATED TO COMPONENTS OF OTHER COMPREHENSIVE INCOME

	Attributable to owners of the parent							Attributable to non-controlling interests
	Assets available for sale	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Other components of comprehensive income of associates (1)	Total	Hedging instruments	Translation adjusments	Actuarial gains and losses	Deferred taxes	Total	Total other compre- hensive income
Balance at January 1, 2008	80	211	1,683	-	(74)	-	1,900	(4)	449	-	-	445	2,345
Impact of change in accounting for interests in jointly controlled entities	-	-	-	-	-	-	-	-	2	-	-	2	2
Impact of change in accounting for recognition of actuarial gains and losses	-	-	-	(59)	27	(2)	(34)	-	-	(8)	2	(6)	(40)
Balance at January 1, 2008 after effect of changes in accounting methods	80	211	1,683	(59)	(47)	(2)	1,866	(4)	451	(8)	2	441	2,307
Variation	(54)	434	(1,818)	(31)	(140)	(2)	(1,611)	(1)	(209)	(11)	2	(219)	(1,830)
Balance at December 31, 2008	26	645	(135)	(90)	(187)	(4)	255	(5)	242	(19)	4	222	477
Variation	32	(233)	172	(52)	74	-	(7)	6	3	(12)	2	(1)	(8)
Balance at December 31, 2009	58	412	37	(142)	(113)	(4)	248	1	245	(31)	6	221	469
Variation	(16)	28	1,652	(112)	60	30	1,642	(2)	60	(5)	2	55	1,697
Balance at December 31, 2010	42	440	1,689	(254)	(53)	26	1,890	(1)	305	(36)	8	276	2,166
(1) Entities accounted for under the equity method. The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in millions of euros)	Note	At December 31, 2010	At December 31, 2009	At December 31, 2008
OPERATING ACTIVITIES
Consolidated net income		4,877	3,402	4,418
Adjustments to reconcile net income (loss) to funds generated from operations
Depreciation and amortization	12-13	6,461	6,921	7,622
Remeasurement resulting from business combinations	3	(336)	-	-
Impairment of non-current assets	8-12-13	129	69	9
Impairment of goodwill	3-8	509	450	271
Gains on disposal of entities in the United Kingdom	3	(960)	-	-
Gains (losses) on disposal of assets	6	(62)	5	(13)
Change in other provisions		764	(41)	(598)
Share of profits (losses) of associates	14	14	(138)	94
Income tax	10	1,779	2,285	2,749
Finance costs, net	9	2,001	2,203	2,914
Operational net foreign exchange and derivatives		1	102	(28)
Share-based compensation		14	41	73
Change in inventories, trade receivables and trade payables
Decrease (increase) in inventories		(13)	232	43
Decrease (increase) in trade receivables		228	242	223
Increase (decrease) in trade payables		(3)	(625)	365
Other changes in working capital requirements
Decrease (increase) in other receivables		(319)	131	(224)
Increase (decrease) in other payables		425	(173)	(238)
General Court of the European Union ruling of November 30, 2009	29	(964)	964	-
Other net cash out
Dividends and interest income received		629	201	387
Interest paid and interest rates effects on derivatives, net		(2,051)	(1,692)	(2,519)
Income tax paid		(535)	(576)	(805)
Net cash provided by operating activities		12,588	14,003	14,743
Of which discontinued operations	3	87	941	1,140
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	12-13	(6,102)	(5,454)	(6,657)
Increase (decrease) in amounts due to fixed asset suppliers		150	(423)	(228)
Proceeds from sales of property, plant and equipment and intangible assets	12-13	64	92	232
Cash paid for investment securities, net of cash acquired
Medi Telecom	3	(744)	-	-
ECMS	3	(152)	-	-
LINK dot NET and Link Egypt	3	(41)	-	-
Orange Tunisie	3	-	(95)	-
Compagnie Européenne de Téléphonie	3	-	(20)	(32)
Orange Uganda Limited	3	-	-	(40)
Other investment securities		(128)	(28)	(120)
Proceeds from sales of investment securities, net of cash transferred		(19)	11	56
Decrease (increase) in securities and other financial assets
Negotiable debt securities	18	(600)	608	(120)
Escrow deposit related to General Court of the European Union’s ruling	29	964	-	(207)
Partial redemption of loan granted to Everything Everywhere	17	706	-	-
Other		(49)	(88)	(51)
Net cash used in investing activities		(5,951)	(5,397)	(7,167)
Of which discontinued operations	3	(107)	(406)	(463)

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(amounts in millions of euros)	Note	At December 31, 2010	At December 31, 2009	At December 31, 2008
FINANCING ACTIVITIES
Issuances
Bonds	21	3,948	4,638	4,047
Other long-term debt	21	405	421	1,311
Redemptions and repayments
Bonds	21	(6,413)	(4,963)	(6,328)
Other long-term debt	21	(575)	(2,248)	(708)
Equity portion of hybrid debt	20-21	-	(97)	(64)
Other changes
Increase (decrease) in bank overdrafts and short-term borrowings	21	238	(1,253)	966
Decrease (increase) deposits and other debt-linked financial assets (including cash collateral)	21	778	(590)	672
Exchange rate effect of derivatives, net		(149)	(360)	(377)
Purchase of treasury shares	20	11	(8)	(33)
Changes in ownership interests with no gain / loss of control
o/w Orange Botswana		(38)	-	-
o/w FT España		-	(1,387)	(169)
o/w TP S.A.		-	-	(200)
o/w Mobistar		-	-	(175)
o/w others		(8)	1	(25)
Capital increase (decrease) - owners of the parent company	20	1	2	11
Capital increase (decrease) - non-controlling interests	20	3	2	(100)
Dividends paid to non-controlling interests	20	(612)	(571)	(585)
Dividends paid to owners of the parent company	20-29	(3,706)	(3,141)	(4,949)
Net cash used in financing activities		(6,117)	(9,554)	(6,706)
Of which discontinued operations	3	66	(554)	(663)
Net change in cash and cash equivalents		520	(948)	870
o/w discontinued operations	3	46	(19)	14
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		103	59	(128)
o/w discontinued operations	3	6	(11)	(8)
Cash and cash equivalents at beginning of period		3,805	4,694	3,952
o/w cash		894	928	1,230
o/w cash equivalents		2,911	3,766	2,722
o/w discontinued operations	3	-	30	24
Cash and cash equivalents at end of period		4,428	3,805	4,694
o/w cash		1,227	894	928
o/w cash equivalents		3,201	2,911	3,766
o/w discontinued operations	3	52	-	30
The accompanying notes are an integral part of the consolidated financial statements.

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Segment information

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2010

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (3)	International Carriers & Shared Services (4)	Eliminations	Total France Telecom	Discontinued operations		DT / FT joint venture
									United Kingdom (1)	Eliminations and other items	Everything Everywhere (100%) (2)
Revenues	23,308	3,821	3,934	8,248	7,216	1,600	(2,624)	45,503	1,282	(20)	6,243
• External	22,138	3,777	3,892	7,884	6,742	1,070	-	45,503	1,275	(13)	6,243
• Inter-segment	1,170	44	42	364	474	530	(2,624)	-	7	(7)	-
External purchases	(8,971)	(2,640)	(1,796)	(4,140)	(4,310)	(3,468)	5,950	(19,375)	(920)	22	(4,396)
Other operating income	1,248	46	49	108	161	3,241	(4,280)	573	7	(37)	16
Other operating expense	(1,762)	(286)	(455)	(535)	(263)	(185)	954	(2,532)	(78)	35	(337)
Labor expenses	(4,950)	(175)	(555)	(726)	(1,485)	(1,323)	-	(9,214)	(97)	-	(456)
Gain (losses) on disposal of assets	(3)	(1)	11	(5)	(1)	61	-	62	960	-	-
Restructuring costs and similar items	(57)	-	(8)	(9)	(19)	(587)	-	(680)	(57)	-	(82)
Reported EBITDA	8,813	765	1,180	2,941	1,299	(661)	-	14,337	1,097	-	988
Depreciation and amortization	(2,249)	(979)	(948)	(1,293)	(341)	(651)	-	(6,461)	-	-	(1,035)
Remeasurement resulting from business combinations	-	-	-	336	-	-	-	336	-	-	-
Impairment of goodwill	-	-	-	(509)	-	-	-	(509)	-	-	-
Impairment of fixed assets	(1)	(2)	(3)	(122)	-	1	-	(127)	(2)	-	-
Share of profits (losses) of associates	4	(2)	-	27	-	(43)	-	(14)	-	-	-

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(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (3)	International Carriers & Shared Services (4)	Eliminations	Total France Telecom	Discontinued operations	DT / FT joint venture
									United Kingdom (1)	Eliminations and other items	Everything Everywhere (100%) (2)
Operating income	6,567	(218)	229	1,380	958	(1,354)		7,562	1,095	-	(47)
Finance costs, net								(2,000)	(1)	-	-
Income tax								(1,755)	(24)	-	-
Consolidated net income after tax of continuing operations								3,807		-	-
Consolidated net income after tax of discontinued operations								1,070	1,070	-	-
Consolidated net income after tax								4,877		-	-
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,568	397	679	1,248	318	312	-	5,522	68	-	-
• telecommunications licenses	285	-	-	227	-	-	-	512	-	-	-
• financed through finance leases	-	5	1	-	5	142	-	153	4	-	-
TOTAL INVESTMENTS (5)	2,853	402	680	1,475	323	454	-	6,187	72	-	378

(1)  Net income of entities in the United Kingdom until April 1, 2010, the disposal date.

(2)  Net income of the joint venture held at 50/50 by France Telecom (FT) and Deutsche Telekom (DT), which was created on April 1, 2010 and combines their UK activities (see note 3).

(3)  Including 5,307 million euros for the revenue of France geographical zone, 259 million euros for the revenue of United Kingdom geographical zone, 2 million euros for the revenue of Poland geographical zone, 23 million euros for the revenue of Spain geographical zone, 627 million euros for the revenue of rest of Europe geographical zone and 998 million euros for the revenue of rest of the World geographical zone at December 31, 2010.
Including 212 million euros for tangible and intangible assets of France geographical zone, 9 million euros of United Kingdom geographical zone, 2 million euros of Spain geographical zone, 34 million euros of rest of Europe geographical zone and 66 million euros of rest of the World geographical zone at December 31, 2010.

(4)  Including 1,478 million euros for the revenue of France geographical zone, 33 million euros for the revenue of United Kingdom geographical zone, 5 million euros for the revenue of rest of Europe geographical zone and 84 million euros for the revenue of rest of the World geographical zone at December 31, 2010.
Including 451 million euros for tangible and intangible assets of France geographical zone and 3 million euros of rest of the World geographical zone at December 31, 2010.

(5)  Including 1,914 million euros for other intangible assets and 4,273 million euros for other tangible assets at December 31, 2010.

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CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2009

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations	Total France Telecom	Discontinued operations
									United Kingdom (1)	Eliminations and other items
Revenues	23,651	3,887	3,831	7,210	7,532	1,387	(2,653)	44,845	5,108	(97)
• External	22,296	3,844	3,795	6,869	7,056	985	-	44,845	5,068	(57)
• Inter-segment	1,355	43	36	341	476	402	(2,653)	-	40	(40)
External purchases	(8,949)	(2,735)	(1,721)	(3,525)	(4,549)	(3,283)	6,014	(18,748)	(3,485)	95
Other operating income	1,434	41	39	127	139	3,112	(4,324)	568	68	(143)
Other operating expense	(1,823)	(281)	(154)	(434)	(193)	(289)	963	(2,211)	(343)	133
Labor expenses	(4,951)	(181)	(536)	(635)	(1,397)	(1,310)	-	(9,010)	(386)	-
Gain (losses) on disposal of assets	(12)	-	8	-	(4)	5	-	(3)	(2)	-
Restructuring costs and similar items	(82)	(2)	(5)	(10)	(29)	(85)	-	(213)	(21)	-
General Court of the European Union’s ruling of November 30, 2009						(964)		(964)	-
Reported EBITDA	9,268	729	1,462	2,733	1,499	(1,427)	-	14,264	939	(12)
Depreciation and amortization	(2,191)	(1,001)	(959)	(1,063)	(357)	(663)	-	(6,234)	(687)	-
Impairment of goodwill	-	-	(400)	(49)	-	-	-	(449)	(1)	-
Impairment of fixed assets	-	(2)	(8)	(32)	(19)	(8)	-	(69)	-	-
Share of profits (losses) of associates	(16)	-	-	107	-	47	-	138	-	-

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(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations	Total France Telecom	Discontinued operations
									United Kingdom (1)	Eliminations and other items
Operating income	7,061	(274)	95	1,696	1,123	(2,051)	-	7,650	251	(12)
Finance costs, net								(2,206)	3	1
Income tax								(2,242)	(43)	-
Consolidated net income after tax of continuing operations								3,202
Consolidated net income after tax of discontinued operations								200	211	(11)
Consolidated net income after tax								3,402
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,160	440	500	1,143	298	500	-	5,041	355	-
• telecommunications licenses	-	(7)	-	65	-	-	-	58	-	-
• financed through finance leases	-	3	8	-	16	134	-	161	9	-
TOTAL INVESTMENTS (4)	2,160	436	508	1,208	314	634	-	5,260	364	-

(1)  Net income of entities in the United Kingdom sold on April 1, 2010.

(2)  Including 5,659 million euros for the revenue of France geographical zone, 241 million euros for the revenue of United Kingdom geographical zone, 2 million euros for the revenue of Poland geographical zone, 19 million euros for the revenue of Spain geographical zone, 623 million for the revenue of rest of Europe geographical zone and 988 million euros for the revenue of rest of the World geographical zone at December 31, 2009.
Including 192 million euros for tangible and intangible assets of France geographical zone, 13 million euros of United Kingdom geographical zone, 2 million euros of Spain geographical zone, 33 million euros of rest of Europe geographical zone and 74 million euros of rest of the World geographical zone at December 31, 2009.

(3)  Including 1,301 million euros for the revenue of France geographical zone, 8 million euros for the revenue of United Kingdom geographical zone, and 78 million euros for the revenue of rest of the World geographical zone at December 31, 2009.
Including 631 million euros for tangible and intangible assets of France geographical zone, 1 million euros of United Kingdom geographical zone, and 2 million euros of rest of the World geographical zone at December 31, 2009.

(4)  Including 1,339 million euros for other intangible assets and 3,921 million euros for other tangibles assets at December 31, 2009.

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CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2008

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations	Total France Telecom	Discontinued operations
									United Kingdom (1)	Eliminations and other items
Revenues	23,740	4,067	5,184	7,327	7,757	1,348	(2,711)	46,712	5,926	(133)
• External	22,319	4,016	5,139	7,021	7,290	927	-	46,712	5,864	(71)
• Inter-segment	1,421	51	45	306	467	421	(2,711)	-	62	(62)
External purchases	(9,125)	(2,957)	(2,169)	(3,458)	(4,788)	(3,181)	6,167	(19,511)	(3,966)	202
Other operating income	1,519	10	69	96	119	3,210	(4,411)	612	14	(238)
Other operating expense	(1,671)	(279)	(246)	(379)	(173)	(252)	955	(2,045)	(317)	169
Labor expenses	(4,496)	(183)	(666)	(590)	(1,387)	(1,146)	-	(8,468)	(424)	-
Gain (losses) on disposal of assets	(23)	(6)	24	12	-	(34)	-	(27)	(1)	41
Restructuring costs and similar items	(82)	(38)	(50)	(23)	(23)	(226)	-	(442)	(28)	-
Reported EBITDA	9,862	614	2,146	2,985	1,505	(281)	-	16,831	1,204	41
Depreciation and amortization	(2,384)	(1,102)	(1,234)	(1,059)	(362)	(563)	-	(6,704)	(917)	-
Impairment of goodwill	(32)	(140)	-	(98)	-	-	-	(270)	(1)	-
Impairment of fixed assets	(6)	(2)	31	(1)	(30)	(1)	-	(9)	-	-
Share of profits (losses) of associates	(8)	-	-	111	-	(197)	-	(94)	-	1

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(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations	Total France Telecom	Discontinued operations
									United Kingdom (1)	Eliminations and other items
Operating income	7,432	(630)	943	1,938	1,113	(1,042)	-	9,754	286	42
Finance costs, net								(2,884)	(30)	-
Income tax								(2,856)	106	-
Consolidated net income after tax of continuing operations								4,014
Consolidated net income after tax of discontinued operations								404	362	42
Consolidated net income after tax								4,418
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,302	569	736	1,303	354	868	-	6,132	453	-
• telecommunications licenses	1	-	-	71	-	-	-	72	-	-
• financed through finance leases	-	3	-	-	23	120	-	146	27	-
TOTAL INVESTMENTS (4)	2,303	572	736	1,374	377	988	-	6,350	480	-

(1)  Net income of entities in the United Kingdom sold on April 1, 2010.

(2)  Including 5,820 million euros for the revenue of France geographical zone, 248 million euros for the revenue of United Kingdom geographical zone, 3 million euros for the revenue of Poland geographical zone, 19 million euros for the revenue of Spain geographical zone, 638 million euros for the revenue of rest of Europe geographical zone and 1,029 million euros for the revenue of rest of the World geographical zone at December 31, 2008.
Including 239 million euros for tangible and intangible assets of France geographical zone, 10 million euros of United Kingdom geographical zone, 39 million euros of rest of Europe geographical zone and 89 million euros of rest of the World geographical zone at December 31, 2008.

(3)  Including 1,277 million euros for the revenue of France geographical zone and 71 million euros for the revenue of rest of World geographical zone at December 31, 2008.
Including 984 million euros for tangible and intangible assets of France geographical zone, 2 million euros of United Kingdom geographical zone and 2 million euros of rest of the World geographical zone at December 31, 2008.

(4)  Including 1,493 million euros for other intangible assets and 4,857 million euros for other tangible assets at December 31, 2008.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2010

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations and unallocated items	Total France Telecom	DT / FT joint venture
									Everything Everywhere (100%) (1)
Goodwill	15,305	4,723	1,846	6,665	427	67	-	29,033	6,613
Other intangible assets	2,361	1,276	895	2,600	306	3,864	-	11,302	7,100
Property, plant and equipment	10,399	1,963	4,144	5,706	471	2,073	-	24,756	2,539
Interests in associates	61	-	1	819	25	7,270	-	8,176	14
Other	-	2	-	5	12	2	5,858	5,879	313
Total non-current assets	28,126	7,964	6,886	15,795	1,241	13,276	5,858	79,146	16,579
Inventories	329	79	68	165	31	36	-	708	167
Trade receivables	2,995	500	412	1,104	819	894	(1,128)	5,596	951
Prepaid expenses	64	19	24	69	86	74	(13)	323	430
Other	1,769	43	67	334	110	149	6,031	8,503	853
Total current assets	5,157	641	571	1,672	1,046	1,153	4,890	15,130	2,401
TOTAL ASSETS	33,283	8,605	7,457	17,467	2,287	14,429	10,748	94,276	18,980
Assets held for sale								-	-
TOTAL ASSETS								94,276	18,980
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(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations and unallocated items	Total France Telecom	DT / FT joint venture
									Everything Everywhere (100%) (1)
Equity							31,549	31,549	14,234
Non-current trade payables	187	11	189	79	-	-	-	466	-
Non-current employee benefits	1,111	7	87	128	137	356	-	1,826	-
Non-current provisions	412	128	48	114	9	298	-	1,009	622
Other	494	-	-	6	-	28	35,307	35,835	94
Total non-current liabilities	2,204	146	324	327	146	682	35,307	39,136	716
Current trade payables	3,607	1,126	794	1,771	811	1,290	(1,125)	8,274	1,517
Current employee benefits	922	20	67	123	314	370	-	1,816	32
Current provisions	467	34	564	119	31	331	-	1,546	99
Deferred income	1,747	83	151	357	170	94	(14)	2,588	323
Other	1,297	40	54	468	171	202	7,135	9,367	2,059
Total current liabilities	8,040	1,303	1,630	2,838	1,497	2,287	5,996	23,591	4,030
TOTAL EQUITY AND LIABILITIES	10,244	1,449	1,954	3,165	1,643	2,969	72,852	94,276	18,980
Liabilities related to assets held for sale								-	-
TOTAL EQUITY AND LIABILITIES								94,276	18,980

(1)  Balance sheet at December 31, 2010 of the joint venture held at 50/50 by France Telecom (FT) and Deutsche Telekom (DT) which was created on April 1, 2010 and combines their UK activities (see note 3).

(2)  Some trade receivables generated by the Enterprise segment (approximately 202 million euros) are included in the France segment, which is responsible for their collection.
Including for other intangible assets and property, plant and equipment, 316 million euros of France geographical zone, 13 million euros of United Kingdom geographical  zone, 1 million euros of rest of Europe geographical zone and 446 million euros of rest of the World geographical zone.

(3)  Including for other intangible assets and property, plant and equipment, 2,734 million euros of France geographical zone, 3,139 million euros of United Kingdom geographical zone, 19 million euros of rest of Europe geographical zone and 44 million euros of rest of the World geographical zone.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2009

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations and unallocated items	Total France Telecom	Discontinued operations
									United Kingdom (1)	Eliminations and other
Goodwill	15,305	4,723	1,788	5,511	402	68	-	27,797	1,517	-
Other intangible assets	2,042	1,662	842	1,043	293	4,071	-	9,953	3,756	-
Property, plant and equipment	10,121	2,144	4,319	4,413	488	2,062	-	23,547	1,795	-
Interests in associates	57	2	1	724	6	147	-	937	2	-
Other	-	-	-	13	18	-	6,929	6,960	-	1,408
Total non-current assets	27,525	8,531	6,950	11,704	1,207	6,348	6,929	69,194	7,070	1,408
Inventories	292	69	56	134	25	41	-	617	123	-
Trade receivables	2,936	494	359	1,057	773	1,448	(1,616)	5,451	596	48
Prepaid expenses	96	19	24	49	95	153	(29)	407	289	-
Other	1,365	32	29	255	116	95	5,085	6,977	186	175
Total current assets	4,689	614	468	1,495	1,009	1,737	3,440	13,452	1,194	223
TOTAL ASSETS	32,214	9,145	7,418	13,199	2,216	8,085	10,369	82,646	8,264	1,631

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(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations and unallocated items	Total France Telecom	Discontinued operations
									United Kingdom (1)	Eliminations and other
Assets held for sale							8,264	8,264	8,264
TOTAL ASSETS								90,910
Equity							29,577	29,577	-	-
Non-current trade payables	203	15	193	-	-	-	-	411	-	-
Non-current employee benefits	739	7	70	87	112	208	-	1,223	-	-
Non-current provisions	635	154	52	78	21	69	-	1,009	98	-
Other	536	-	-	-	-	28	32,853	33,417	1,645	1,407
Total non-current liabilities	2,113	176	315	165	133	305	32,853	36,060	1,743	1,407
Current trade payables	3,836	1,244	603	1,528	767	1,169	(1,616)	7,531	914	48
Current employee benefits	805	25	74	117	284	382	-	1,687	19	-
Current provisions	717	29	294	54	44	79	-	1,217	19	-
Deferred income	1,710	78	155	263	175	93	(31)	2,443	263	-
Other	1,082	31	44	269	144	1,122	6,523	9,215	222	176
Total current liabilities	8,150	1,407	1,170	2,231	1,414	2,845	4,876	22,093	1,437	224
TOTAL EQUITY AND LIABILITIES	10,263	1,583	1,485	2,396	1,547	3,150	67,306	87,730	3,180	1,631
Liabilities related to assets held for sale							3,180	3,180	3,180
TOTAL EQUITY AND LIABILITIES								90,910

(1)  Balance sheet at December 31, 2009 of entities in the United Kingdom sold on January 1, 2010.
Excluding contributed net debt of 1,407 million euros and cash generated from operating cash flow of 172 million euros, included in the “Eliminations and unallocated items” segment.

(2)  Some trade receivables generated by the Enterprise segment (approximately 285 million euros) are included in the France segment, which is responsible for their collection.
Including for other intangible assets and property, plant and equipment, 325 million euros of France geographical zone, 12 million euros of United Kingdom geographical  zone, and 446 million euros of rest of the World geographical zone.

(3)  Including for other intangible assets and property, plant and equipment, 2,933 million euros of France geographical zone, 3,146 million euros of United Kingdom geographical zone and 52 million euros of rest of the World geographical zone.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2008

(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items	Total France Telecom
Goodwill	15,302	1,415	4,929	2,161	5,643	415	49	-	29,914
Other intangible assets	1,941	3,736	2,077	867	1,149	275	3,964	-	14,009
Property, plant and equipment	10,288	1,761	2,286	4,712	4,147	569	2,063	-	25,826
Interests in associates	60	1	2	1	565	7	118	-	754
Other	1	-	-	1	10	20	-	7,661	7,693
Total non-current assets	27,592	6,913	9,294	7,742	11,514	1,286	6,194	7,661	78,196
Inventories	366	178	97	70	176	36	35	-	958
Trade receivables	2,768	601	640	437	1,164	923	1,358	(1,774)	6,117
Prepaid expenses	41	231	21	27	49	84	124	(13)	564
Other	2,880	17	23	25	280	132	241	4,219	7,817
Total current assets	6,055	1,027	781	559	1,669	1,175	1,758	2,432	15,456
TOTAL ASSETS	33,647	7,940	10,075	8,301	13,183	2,461	7,952	10,093	93,652

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(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items	Total France Telecom
Equity								30,543	30,543
Non-current trade payables	219	-	11	196	2	-	-	-	428
Non-current employee benefits	274	-	7	77	90	59	145	-	652
Non-current provisions	477	86	142	71	79	26	380	-	1,261
Other	388	-	287	-	-	-	28	33,727	34,430
Total non-current liabilities	1,358	86	447	344	171	85	553	33,727	36,771
Current trade payables	4,054	953	1,520	736	1,565	850	1,375	(1,774)	9,279
Current employee benefits	825	18	16	66	145	280	342	-	1,692
Current provisions	904	27	39	294	28	57	78	-	1,427
Deferred income	1,705	277	98	140	264	161	91	(15)	2,721
Other	1,122	197	32	50	332	161	1,482	7,843	11,219
Total current liabilities	8,610	1,472	1,705	1,286	2,334	1,509	3,368	6,054	26,338
TOTAL EQUITY AND LIABILITIES	9,968	1,558	2,152	1,630	2,505	1,594	3,921	70,324	93,652

(1)  Some trade receivables generated by the Enterprise segment (approximately 291 million euros) are included in the France segment, which is responsible for their collection.

Including for other intangible assets and property, plant and equipment, 396 million euros of France geographical zone, 11 million euros of United Kingdom geographical zone, and 439 million euros of rest of the World geographical zone.

(2)  Including for other intangible assets and property, plant and equipment, 3,378 million euros of France geographical zone, 2,572 million euros of United Kingdom geographical zone and 75 million euros of rest of the World geographical zone.

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Notes to the consolidated financial statements

Notes’ index

NOTE 1    Description of business and basis of preparation of the consolidated financial statements

381

NOTE 2    Accounting policies

387

NOTE 3    Main acquisitions, disposals and changes in scope of consolidation

402

NOTE 4    Revenues

408

NOTE 5    Operating income and expense

408

NOTE 6    Gains and losses on disposal of assets

410

NOTE 7    Restructuring costs and similar items

410

NOTE 8    Impairment

410

NOTE 9    Gains and losses related to financial assets and liabilities

415

NOTE 10   Income tax

418

NOTE 11   Goodwill

422

NOTE 12   Other intangible assets

423

NOTE 13   Property, plant and equipment

424

NOTE 14   Interests in associates

425

NOTE 15   Assets available for sale

428

NOTE 16   Broadcasting rights and equipment inventories

429

NOTE 17   Loans and receivables

430

NOTE 18   Financial assets at fair value through profit or loss

432

NOTE 19   Other assets and prepaid expenses

432

NOTE 20   Equity

433

NOTE 21   Financial liabilities and net financial debt

437

NOTE 22   Derivative instruments

444

NOTE 23   Employee benefits

448

NOTE 24   Provisions

455

NOTE 25   Other liabilities and deferred income

461

NOTE 26   Other information relating to share-based payment and similar compensation

462

NOTE 27   Other information on exposure to market risks

465

NOTE 28   Other information on the fair value of financial assets and liabilities

472

NOTE 29   Other information on statement of cash flows

475

NOTE 30   Unrecognized contractual commitments

475

NOTE 31   Litigation

480

NOTE 32   Related-party transactions

486

NOTE 33   Subsequent events

488

NOTE 34   Fees paid to statutory auditors

489

NOTE 35   Scope of consolidation

490

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NOTE 1   Description of business and basis of preparation of the consolidated financial statements

1.1   Description of business

The France Telecom Group (hereafter called “the Group”) provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

1.2   Basis of preparation of the 2010 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors at its meeting of February 23, 2011 and will be submitted for the approval at the Shareholders’ Meeting on June 7, 2011.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2010 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website www.ec.europa.eu/internal_market/accounting/ias_fr.htm#adopted.commission). Comparative figures are presented for 2009 and 2008 compiled using the same basis of preparation.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of the IAS 39 standard and the standards and interpretations currently being endorsed, which has no effect on the Group accounts. Consequently, the Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the financial year 2010 are based on:

•

the changes in the accounting IFRS alternatives elected by the Group with respect to the accounting treatment of:

Topic	Description of the change in accounting alternative
Accounting for interests in jointly controlled entities

In accordance with IAS 31, interests in jointly controlled entities are recognized:

•

either using proportionate consolidation which was the method applied by the Group until December 31, 2009; or

•

using the equity method.

In light of the publication by the IASB of the standard Joint Arrangements expected in 2011 and given the IASB’s intention to remove the proportionate consolidation method, the Group has decided to account for its interests in jointly controlled entities using the equity method from January 1, 2010. This change in accounting alternative results in the financial statements providing more relevant and comparative information since the main competitors of the Group apply this method.

Accounting for recognition of actuarial gains and losses related to post-employment defined benefit plans

In accordance with IAS 19, actuarial gains and losses are recognized:

•

either in profit or loss for their total amount or up to a portion using the corridor method which was the method applied by the Group until December 31, 2009; or

•

in other comprehensive income for their total amount.

The exposure draft published in April 2010 relating to the amendment to IAS 19 and the decisions of the Board to date confirm the removal of the corridor method and propose the immediate recognition of actuarial gains and losses either in profit or loss or in other comprehensive income with no recycling to profit or loss.

Given this publication, the Group has decided to account for post-employment defined benefit plan actuarial gains and losses in other comprehensive income from January 1, 2010. This change in accounting alternative results in the financial statements providing more relevant and comparative information since the main competitors of the Group apply this method.

The changes in accounting alternatives are changes in accounting policies to be accounted for retrospectively in accordance with IAS 8. The main adjustments of the changes are disclosed note 1.5.

•

all standards endorsed by the European Union and interpretations compulsory as of December 31, 2010 and any IFRS standards and interpretations with early application. New standards and interpretations applied in 2010 which result in a change for the Group are:

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Standard / Interpretation	Consequences for the Group
IFRS 3 (revised in 2008) Business Combinations And IAS 27 (revised in 2008) Consolidated and Separate Financial Statements

The concept of control is now the key-criterion in accounting for the Group’s investments.

Changes in a parent’s ownership interest in a subsidiary that do not result in a change of control are accounted for as changes in equity, with no effect on the net income and other comprehensive income.

Step-acquisitions, as well as changes in ownership interests that result in a change of control, lead to the remeasurement at fair value in operating income of the previously held equity interest.

IFRS 3R allows for each takeover with ownership interest below 100% to account for goodwill either on a 100% basis or via the acquired ownership interest percentage (without any subsequent change in the case of additional purchase of non-controlling interests).

Acquisition-related costs are now directly recognized in operating income.

These revised standards have been applied prospective from January 1, 2010. Their application to the 2010 transactions are disclosed note 3.

IAS 7 Statement of Cash Flows amended by IAS 27R

Cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control are now classified retrospectively as cash flows arising from financing activities instead of cash flows arising from investing activities.

The main adjustments of the change are disclosed note 1.5.

Other standards and interpretations applicable from January 1, 2010 have no consequences on the Group’s financial statements to date.

•

the recognition and measurement alternatives proposed by the IFRSs:

Standard		Alternative used
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 19	Employee Benefits	Recognition of actuarial gains and losses related to post-employment defined benefit plans in the other comprehensive income from January 1, 2004
IAS 38	Intangible Assets	Measurement at amortized historical cost

•

the available exemptions regarding the retrospective application of IFRSs at the transition date (January 1, 2004 for the Group):

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Standard		IFRS 1 alternative used
IFRS 2	Share-based Payment	Retrospective application of the provisions of IFRS 2 to equity-settled and cash-settled plans, including those implemented prior to November 7, 2002
IFRS 3	Business Combinations

Non-application of the IFRS 3 provisions of this standard for business combinations prior to the transition date

Acquisition of non-controlling interests accounted for as goodwill for the difference between the acquisition cost and the minority interest share in the net equity, with no remeasurement of the assets and liabilities acquired

IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

Measurement of property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom S.A. which were remeasured at fair value at the time of the change in the company’s status and deregulation of the telecommunications market in 1996

IAS 19	Employee Benefits	Recognition of all actuarial gains and losses existing as of January 1, 2004 in equity
IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of all cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

Reclassification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or as assets available for sale

Prospective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities

•

accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	2.1
Non-controlling interests • change in ownership interest in a subsidiary • commitment to purchase non-controlling interests	2.6
Taxes and income taxes	2.19

Lastly, where a specific transaction is not dealt with in any standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

present fairly the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

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1.3   Standards and interpretations compulsory after December 31, 2010 with no early application decided by the Group

Among these standards and interpretations, those which could affect the Group’s future consolidated financial statements are:

Standard / Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial Instruments (applicable for annual periods beginning on or after January 1, 2013)

The standard is the first part of the three-part project that will supersede IAS 39 “Financial Instruments: Recognition and Measurement”.

This first part deals with the classification and the measurement of financial assets. The effects of its application cannot be analyzed separately from the two other parts not yet published and which should retrospectively address the impairment methodology for financial assets and hedge accounting.

1.4   Use of estimates and judgment

In preparing the Group’s consolidated financial statements, France Telecom’s management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at December 31, 2010 may subsequently be changed.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with the related accounting issues.

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The underlying assumptions used for significant estimates are as follows:

Estimate		Nature of estimate
Note 3	Main acquisitions and disposals of companies and changes in scope of consolidation	Where applicable, selection of the key measurement methods and assumptions used to identifiy intangible assets in business combinations Goodwill allocation to Cash-Generating Unit (CGU)
Note 4	Revenues

Allocation of each separable component of a bundled offer based on the individual components relative fair value

Straight-line recognition of revenue relating to invoiced service access fees depending on the nature of product and historical contractual relationship

Reporting of revenue on a net versus gross basis (depending on an analysis of the Group’s involvement as either principal or agent)

Note 8	Impairment of assets

Impairment loss determination at the level of the CGUs, intangible assets and property, plant and equipment not generating cash inflows that are largely independent of those from CGUs

Level of grouping of CGUs for goodwill impairment testing

Key assumptions used to determine recoverable amounts: value in use (discount rate, perpetual growth rate, expected cash flows), market value (revenue and EBITDA multiples for comparable companies or transactions, cash flows)

Assessment of the economic and financial environment

Notes 5 and 10	Operating expenses and income taxes	Qualification of some expenses as taxes or income taxes Assumptions used for recognition of deferred tax assets arising from the carry forward of unused tax losses and consequences of tax laws
Notes 12 and 13	Purchases of property, plant and equipment, intangible assets other than goodwill	Assessment of assets’ useful life based on assessment of the technological, legal or economic environments
Note 23	Employee benefits	Discount rate, inflation rate, return rate on plan assets, salary increases, mortality table Participation rate of seniors to the specific plans (particularly the French part-time for seniors plan)
Note 24	Provisions	Provisions for termination benefits and restructuring: discount rate, plan success rate Provisions for claims and litigation: assumptions underlying risk assessment and measurement
Note 26	Share-based payment	Model, assumptions underlying the measurement of fair values: share price of underlying item on grant date, volatility
Note 28	Fair value	Models, selection of parameters

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1.5   Main effects of the changes in accounting principles applied from January 1, 2010 on the Group’s financial statements

(en millions d’euros)	December 31, 2009					December 31, 2008
	Published	Impact of IAS 31(1)	Impact of IAS 19(2)	Impact of IAS 7 amended by IAS 27 R (3)	Restated	Published	Impact of IAS 31(1)	Impact of IAS 19(2)	Impact of IAS 7 amended by IAS 27 R (3)	Restated
Consolidated Income statement
Revenues	45,944	(1,099)			44,845	47,699	(987)			46,712
Share of profits (losses) of associates	23	115			138	(210)	116			(94)
Operating income	7,859	(220)	11		7,650	9,945	(197)	6		9,754
Finance costs, net	(2,299)	93			(2,206)	(2,957)	73			(2,884)
Income tax	(2,295)	57	(4)		(2,242)	(2,899)	45	(2)		(2,856)
Consolidated net income after tax of continuing operations	3,265	(70)	7		3,202	4,089	(79)	4		4,014
Consolidated net income after tax of discontinued operations	200				200	403	1			404
Consolidated net income after tax	3,465	(70)	7		3,402	4,492	(78)	4		4,418
Statement of comprehensive income
Consolidated net income after tax	3,465	(70)	7		3,402	4,492	(78)	4		4,418
Consolidated other comprehensive income for the year, net of tax, of discontinued operations	37	5	(50)		(8)	(1,775)	(20)	(35)		(1,830)
Total comprehensive income for the year	3,502	(65)	(43)		3,394	2,717	(98)	(31)		2,588
Consolidated statement of cash flows
Net cash provided by operating activities	14,384	(381)			14,003	14,999	(256)			14,743
Net cash used in investing activities	(7,031)	248		1,386	(5,397)	(8,035)	299		569	(7,167)
Net cash used in financing activities	(8,260)	92		(1,386)	(9,554)	(6,057)	(80)		(569)	(6,706)
Cash and cash equivalents at beginning of period	4,800	(106)			4,694	4,025	(73)			3,952
Cash and cash equivalents at end of period	3,949	(144)			3,805	4,800	(106)			4,694

(1)  The proportionate consolidation method used to account for interests in jointly controlled entities (in particular Mobinil, ECMS, Mauritius Telecom and Getesa) is replaced by the equity method. The profit or loss effect results from ECMS, entity for which indirect non-controlling interests were recognized and, at the end of 2009, indirect non-controlling interests were reclassified with a change effect (public tender offer).

(2)  The corridor method used for to account for the defined benefit plan actuarial gains and losses is replaced by immediate recognition in other comprehensive income.

(3)  Cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control are classified as cash flow from financing activities instead of cash flows from investing activities (mainly relating to the purchase of the FT España non-controlling interests).

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The changes in the accounting policies have a total impact on the earnings per share lower than 0.01 euro.

(en millions d’euros)	December 31, 2009				December 31, 2008
	Published	Impact of IAS 31(1)	Impact of IAS 19 (2)	Restated	Published	Impact of IAS 31(1)	Impact of IAS 19 (2)	Restated
Consolidated statement of financial position
Goodwill	28,173	(376)		27,797	30,301	(387)		29,914
Interests in associates	292	649	(4)	937	172	586	(4)	754
Total non-current assets	70,088	(934)	40	69,194	79,119	(952)	29	78,196
Total current assets	13,692	(240)		13,452	15,666	(210)		15,456
Assets held for sale	8,264			8,264
TOTAL ASSETS	92,044	(1,174)	40	90,910	94,785	(1,162)	29	93,652
Total equity	28,748	943	(114)	29,577	30,688	(74)	(71)	30,543
Total non-current liabilities	36,372	(466)	154	36,060	37,245	(574)	100	36,771
Total current liabilities	23,744	(1,651)		22,093	26,852	(514)		26,338
Liabilities related to assets held for sale	3,180			3,180
TOTAL EQUITY AND LIABILITIES	92,044	(1,174)	40	90,910	94,785	(1,162)	29	93,652

(1)  The proportionate consolidation method used to account for interests in jointly controlled entities (in particular Mobinil, ECMS, Mauritius Telecom and Getesa) is replaced by the equity method.

(2)  The corridor method used for to account for the defined benefit plan actuarial gains and losses is replaced by immediate recognition in other comprehensive income.

The restated Group net financial debt as at December 31, 2009 and December 31, 2008 amounts to 32,534 and 35,424 million euros respectively (against 33,941 and 35,859 million euros published respectively) as a result of the change in accounting for interests in jointly controlled entities.

NOTE 2   Accounting policies

This note describes the accounting policies applied to prepare the consolidated financial statements as at December 31, 2010.

2.1   Presentation of the consolidated financial statements and segment reporting

Income statement

Expenses are presented in the income statement based on their nature.

Operating income corresponds to net income before:

•

finance income;

•

finance costs;

•

income taxes (current and deferred taxes);

•

net income of discontinued operations or operations held for sale.

The gain or loss of discontinued operations or non-current assets held for sale is reported on a separate line in the income statement.

Statement of comprehensive income

This statement reconciles the consolidated net income to the comprehensive income for the period. It presents other items of income and expense before tax (“components of other comprehensive income”) which are not recognized in consolidated net income for the period:

•

remeasurement of actuarial gains or losses on defined benefit plans;

•

remeasurement of assets held for sale;

•

remeasurement of cash flow hedge instruments;

•

remeasurement of net investment hedge instruments;

•

currency translation adjustment;

•

total amount of tax relating to the above items;

•

other comprehensive income of the entities accounted for under equity method (post-tax).

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Statement of financial position

Current and non-current items are presented separately in the statement of financial position: assets and liabilities with a term of no more than twelve months are classified as current whereas, assets and liabilities with a term of more than twelve months are classified as non-current.

Assets and liabilities held for sale are reported on a separate line under non-current items in the statement of financial position.

Statement of cash flows

The statement of cash flows is reported using the indirect method from the consolidated net income and is broken down into three categories:

•

cash flows arising from operating activities;

•

cash flows arising from investing activities;

•

cash flows arising from financing activities.

Finance interests and income taxes are included in cash flows arising from operating activities.

On the acquisition date, a finance lease has no effect on cash flows since the transaction is non-monetary. Lease payments over the financing period are separated between interest (cash flows from operating activities) and reimbursement of principal amount (cash flows arising from financing activities).

The Group uses the Organic Cash Flow (OCF) as a measurement of financial performance. The OCF is net cash provided by operating activities less purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets. The OCF is not a financial measure defined by IFRS and may therefore not be comparable to other similarly-titled indicators used by other companies.

Segment reporting

The Group reports 6 operating segments: France, Poland, Spain, Rest of the World, Enterprise and International Carrier and Shared Services (IC & SS) to which is added the United Kingdom which is reported as discontinued operations until April 1, 2010 and, from this date onwards, Everything Everywhere, the joint venture with Deutsche Telekom in the United Kingdom.

Each of the segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, and other shared competencies; this is the role of the IC & SS segment.

The use of shared resources is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s reported EBITDA. The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

Unallocated assets and liabilities comprise external net financial debt, current and deferred tax assets and liabilities as well as equity. Internal net financial debt is eliminated.

Reported EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization, remeasurement resulting from business combinations and share of profits (losses) of associates) is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource-allocation strategy, and iii) assess the performance of the Group Executive Management. The Group’s management believes that reported EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, reported EBITDA is presented in the analysis by operating segment, in addition to operating income.

Reported EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reported EBITDA is provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities.

2.2   Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations.

•

basic earnings per share are calculated by dividing net income for the year attributable to the equity holders outstanding during the year;

•

diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom S.A., adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period.

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When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

2.3   Consolidation rules

Subsidiaries that are controlled exclusively by the Group, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity, or has power:

•

over more than one half of the voting rights of the other entity by virtue of an agreement;

•

to govern the financial and operating policies of the other entity under a statute or agreement;

•

to appoint or remove the majority of the Members of the Board of Directors or equivalent governing body of the other entity; or

•

to cast the majority of votes at meetings of the Board of Directors or equivalent governing body of the other entity.

In accordance with SIC 12, special purpose entities (SPE) are consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. The SPE set up in connection with the Group’s securitization programs are consolidated in accordance with the provisions of IAS 27 and the related interpretation SIC 12.

Companies that are controlled jointly by the Group and a limited number of other shareholders and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the date of the end of the reporting period.

Material intragroup transactions and balances are eliminated in consolidation.

2.4   Takeovers (business combinations)

For agreements closed on or after January 1, 2010

Business combinations are accounted for applying the acquisition method:

•

the acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration. Subsequent changes in contingent consideration are accounted for either through profit or loss or through other comprehensive income in accordance with the applicable standards;

•

goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date and is recognized as an asset in the statement of financial position.

For each business combination with ownership interest below 100%, non-controlling interests are measured:

•

either at fair value: in this case, goodwill relating to non-controlling interests is recognized; or

•

at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets: in this case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is remeasured at fair value at the acquisition date through operating income. The attributable other comprehensive income, if any, is fully reclassified in operating income.

For agreements closed between January 1, 2004 and December 31, 2009

For business combinations over this period, the main accounting treatment differences compared with the above described accounting treatment are:

•

acquisition-related cost are accounted for as acquisition cost;

•

non-controlling interests are measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets, i.e. with no recognition of goodwill;

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•

when a business is achieved in stages, the previously held equity interest is remeasured at fair value against equity;

•

contingent consideration, if any, is recognized against the acquisition cost at the acquisition date if the adjustment is probable and can be measured reliably. Subsequent changes in contingent consideration are accounted for against goodwill.

2.5   Loss of control with residual equity interest

For agreements closed on or after January 1, 2010

Loss of control while retaining a residual equity interest is analyzed as a swap of assets, i.e. a disposal of a controlling interest in exchange for an acquisition of a non-controlling interest. Hence, the follow occurs at the date when control is lost:

•

the recognition of a gain or loss on disposal which comprises:

•

a gain or loss resulting from the ownership interest disposed; and

•

a gain or loss resulting from the remeasurement at fair value of the ownership interest retained in the entity;

•

the reclassification in profit or loss of all related other comprehensive income balances.

For agreements closed before January 1, 2010

Loss of control while retaining a residual equity interest results in:

•

recognizing a gain or loss resulting only from the ownership interest actually disposed;

•

carrying at historical cost the previously held equity interest.

2.6   Purchases and disposals of non-controlling interests

For agreements closed on or after January 1, 2010

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions, with no effect on profit or loss or on other comprehensive income.

For agreements closed before January 1, 2010

Accounting for the acquisition of non-controlling interests was not addressed by IFRSs until 2009. Therefore, the Group historically applied the French GAAP accounting treatment, which consists of recognizing as goodwill the difference between the acquisition cost of non-controlling interests and the minority interest share in the net equity, with no purchase price allocation.

A gain or loss on disposal relating to the equity interest actually disposed is recognized on transactions which do not result in a loss of control.

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

•

the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

•

the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests within equity is reclassified in financial debt.

In the absence of any guidance provided by IFRSs, where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in shareholders’ equity attributable to the owners of the parent.

Financial debt is remeasured at fair value at the end of each reporting period against finance income or expense.

The IFRS Interpretations Committee is expected to propose to the IASB accounting alternatives for the put options granted to non-controlling interests.

2.7   Effect of changes in foreign exchange rates

Translation of financial statements of foreign operations

The financial statements of foreign operations whose functional currency is not the euro or the currency of a hyperinflationary economy are translated into euros (the Group’s presentation currency) as follows:

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•

assets and liabilities are translated at the year-end rate;

•

items in the statement of income are translated at the average rate for the year;

•

the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

Transactions in foreign currencies

Transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at the year-end exchange rate at the end of each reporting period and the resulting translation differences are recorded in the income statement:

•

in operating income for commercial transactions;

•

in finance income or finance costs for financial transactions.

Both for transactions qualifying for hedge accounting and for economic hedges, the change in fair value currency derivatives that can be attributed to changes in exchange rate is accounted for in operating income when the underlying hedged item is a financial transaction and in finance income when the underlying hedged item is a receivable or a financial debt.

As the hedged item is not recognized in the statement of financial position for a cash flow hedge of a highly probable forecast transaction, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income and reclassified in

•

profit or loss in accordance with the precedent method with respect to financial assets and liabilities;

•

the initial cost of the hedged item with respect to the non-financial assets and liabilities.

Foreign exchange risk arising on net operating cash flows, less purchases of property, plant and equipment and intangible assets and proceeds from sales of property, plant and equipment and intangible assets of some entities, may be hedged by the Group. The impact of this hedge is recorded in the operating income.

2.8   Revenues

Revenues from the Group’s activities are recognized and presented as follows, in accordance with IAS 18:

Separable components of bundled offers

Numerous service offers on the Group’s main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

For the sale of multiple products or services, the Group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered as separate unit of accounting if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item(s).

The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on its relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount. This case arises in the mobile business for sales of bundled offers including a handset and a telecommunications service contract. The handset is considered to have value on a standalone basis to the customer, and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. As the amount allocable to the handset generally exceeds the amount received from the customer at the date the handset is delivered, revenue recognized for the handset sale is generally limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset.

For offers that cannot be separated into identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

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Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When equipment – associated to the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

•

recognized when the equipment is sold to the end-customer;

•

assessed by the Group taking into account the best estimate of the retail price and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Service revenues

Revenues from telephone service and Internet access subscription fees as well as those from the wholesale of access are recognized in revenue on a straight-line basis over the subscription period.

Revenues from charges for incoming and outgoing telephone calls as well as those from the wholesale of traffic are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables as well as those from local loop unbundling are recognized on a straight-line basis over the life of the contract.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

Equipment rentals

Equipment for which a right of use is granted is analyzed in accordance with IFRIC 4 in order to determine whether IAS 17 is applicable.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Content sales

The accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding these transactions. Thus, an analysis is performed using the following criteria in order to determine if the revenue must be recognized on:

•

a gross basis when the Group:

•

is the primary obligor in the transaction with respect to the end-customer; for instance, it has discretion in supplier selection, it is involved in the determination of content specifications (service or product),

•

bears inventory risk,

•

has reasonable latitude in setting the price invoiced to the end-customer,

•

bears the credit risk.

•

a net basis when:

•

the service provider is responsible for the service and for setting the price to be paid by the subscriber,

•

the content provider is responsible for supplying the content to the end-customer and for setting the price.

These principles are applied, among others, for revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc.) and for revenues from the sale or supply of content (audio, video, games, etc.) via the Group’s various communications systems (mobile, PC, TV, fixed line, etc.).

Customized contracts

The Group offers customized solutions, in particular to its business customers. The related contracts are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts, if certain conditions are fulfilled, are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by the Group under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers, where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract may be spread over the fixed, non-cancellable period.

Penalties

The Group’s commercial contracts contain service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments given by the Group on the order process, the delivery process, and after sales services.

If the Group fails to comply with one of these commitments, it pays compensation to the end-customer, usually in the form of a price reduction which is deducted from revenues. Such penalties are recorded when it becomes probable that they will become due based on the non-achievement of contractual terms.

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2.9   Subscriber acquisition and retention costs, loyalty programs, advertising and related costs

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense in the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: the profit-sharing amount is expensed when the revenue is recognized.

Loyalty programs

Points awarded to customers are treated as a separable component to be delivered in the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

2.10   Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale. In the Group’s assessment, the network deployment mode does not generally require a substantial period of time.

As a consequence, the Group usually does not capitalize interest expense incurred during the period of construction and acquisition of property, plant and equipment and intangible assets.

2.11   Share issuance costs

External costs directly related to share issues are deducted from the related premium (net of any tax savings). Other costs are expensed as incurred.

2.12   Goodwill

Goodwill recognized as an asset in the statement of financial position comprises:

•

for business combinations before January 1, 2010

•

goodwill as the excess of the cost of the business combination over the acquirer’s interest in the acquiree’s identifiable net assets measured at fair value at the acquisition-date, and

•

goodwill relating to any additional purchase of non-controlling interests with no purchase price allocation;

•

for business combinations on or after January 1, 2010 with an acquired ownership interest below 100%, goodwill is computed:

•

either on the equity interest acquired, with no subsequent changes if there are any additional purchases of non-controlling interests, or

•

on a 100% basis leading to the recognition of goodwill relating to the non-controlling interest share.

Impairment test and Cash-Generating Units (CGUs)

A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is not amortized but tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. Therefore, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

IAS 36 “Impairment of Assets” requires these tests to be performed at the level of each CGU or groups of CGUs likely to benefit from acquisition-related synergies, within an operating segment. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

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For a CGU partially owned by the Group, when it includes a portion relating to non-controlling interests, the impairment loss is allocated between the owners of the parent and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. percentage of ownership).

Impairment loss for goodwill is recorded in operating income as a deduction from operating income and is never reversed subsequently.

Recoverable amount

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined, on November 30, on the basis of available market information including: (i) the discounted present value of future cash flows over a five-year period, plus a terminal value, (ii) revenue and EBITDA multiples for comparable companies adjusted for a control premium, and (iii) revenue and EBITDA for comparable transactions.

Value in use is the present value of the future cash flows expected to be derived from the CGUs or groups of CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group’s management, as follows:

•

cash flow projections are based on three to five-year business plans;

•

cash flow projections beyond that timeframe are extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•

the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Carrying value of CGUs and groups of CGUs tested

Carrying values of CGUs and groups of CGUs tested include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital). Net book values are disclosed at the level of the CGUs and groups of CGUs, i.e. including accounting items related to transactions with other CGUs and groups of CGUs.

2.13   Intangible assets

Intangible assets consist mainly of trademarks, subscriber bases, licenses, content rights, indefeasible rights of use, patents, development costs and software.

Gross value

Intangible assets are initially recognized at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally generated trademarks and subscriber bases are not recognized as assets.

Library features and distribution rights are recognized at their acquisition cost as intangible assets when the content has been accepted technically and the rights have become valid. Film co-production rights are accounted for based on the stage of completion of the film.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the right to use cable or capacity transmission cable (mainly submarine cables) granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life.

The Group’s research and development projects mainly relate to: the upgrade of the network architecture or functionality, and the development of service platforms aimed at offering new services to the Group’s customers. These projects generally give rise to the development of software that does not form an integral part of the network’s tangible assets within the meaning of IAS 38. Development costs are expensed as incurred except those recognized as intangible assets when the following conditions are met:

•

the intention to complete the intangible asset and use or sell it and the ability of adequate technical and financial resources for this purpose;

•

the probability for the intangible asset to generate future economic benefits for the Group; and

•

the reliable measurement of the expenditure attributable to the intangible asset during its development.

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Depreciation

Trademarks

Trademarks having an indefinite useful life, such as the Orange trademark, are not amortized but tested for impairment at least annually. Finite-lived trademarks are amortized over their expected useful lives.

Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at between 3 and 7 years.

Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The right to operate a mobile network is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. The variable user fee (in France corresponding to 1% of qualifying revenues generated by the second and third generation network) is expensed as incurred.

Content rights

Content rights are amortized using the film forecast method (i.e. based upon the proportion of the film’s revenues recognized for the period to the film’s total estimated revenues).

Firm purchase commitments relating to content rights are unrecognised contractual commitments, less any prepayments made, which are recognized as prepaid expenses.

Indefeasible Rights of Use of submarine and terrestrial cables

IRUs are depreciated over the shorter of the expected period of use and the life of the contract.

Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed 20 years.

Software and research and development costs

Software is amortized on a straight-line basis over its expected useful life which does not exceed 5 years.

Capitalized development costs are presented in the same way as software on the “other intangible assets” line. They are amortized on a straight-line basis over their expected useful lives generally not exceeding 3 years.

2.14   Property, plant and equipment

Property, plant and equipment mainly comprise network equipment.

Gross value

The gross value of tangible assets corresponds to their acquisition or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

When tangible assets are acquired in a business combination, their cost is determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods.

The total cost of an asset is allocated among its different components and each component is accounted for separately when the components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies. Depreciation is then revised accordingly.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

Contracts relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts are considered to be service contracts, which costs expensed when the service is rendered. Firm purchase commitments relating satellite capacity are unrecognized contractual commitments.

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to the Group are recorded as assets, with an obligation of the same amount recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to the Group notably when:

•

the lease transfers ownership of the asset to the lessee by the end of the lease term;

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•

the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable; therefore for the Group to be reasonably certain, at the inception of the lease, that the option will be exercised;

•

the lease term is for the major part of the estimated economic life of the leased asset;

•

at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Most of these agreements relate to network buildings.

Assets leased by the Group as the lessor, under leases that transfer the risks and rewards of ownership to the lessee, are treated as having been sold.

Government grants

The Group may receive non-repayable government grants in the form of direct or indirect funding for capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and are recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

Depreciation

Property, plant and equipment are depreciated to expense their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years
Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively.

2.15   Impairment of non-current assets other than goodwill and trademarks

Given the nature of its assets and activities, most of the Group’s individual assets do not generate cash flows that are independent of those from CGUs. The recoverable amount is therefore determined at the level of the CGU to which the asset belongs, except where:

•

the fair value less costs to sell of the individual asset is higher than its book value; or

•

the value in use of the asset can be estimated as being close to its fair value less costs to sell, where fair value can be reliably determined.

The terms of impairment tests and the determination of the recoverable amount at the level of the CGUs (or groups of CUGs) are described in note 2.12.

2.16   Interests in associates

The carrying amount of investment in associates corresponds to the initial cost increased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. In case of losses and after the carrying amount of investment is reduced to zero, the Group ceases to recognize the additional share of losses since it is not committed beyond its investment.

An impairment test is performed when there is objective evidence of impairment, for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect over the investee.

An impairment loss is recorded when the recoverable amount becomes lower than the carrying amount, recoverable amount being the higher of value in use and fair value less costs to sell (see note 2.12). Impairment losses can be reversed when the recoverable amount exceeds the carrying amount again.

2.17   Financials assets and liabilities

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

The effective interest rate is the rate that discounts estimated future cash payments through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial liability. This calculation includes all fees and points paid or received between parties to the contract.

Recognition and measurement of financial assets

The Group does not hold any financial assets qualifying as held-to-maturity assets.

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Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies, marketable securities that do not fulfil the criteria for classification in any of the other categories of financial assets, and certain assets related to in-substance defeasance transactions and cross-border leases (Qualified Technological Equipment (QTE) leases). They are recognized and subsequently measured at fair value. Fair value corresponds to quoted price for listed securities or, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, discounted present value of future cash flows).

Temporary changes in value are recorded as “Gains (losses) on financial assets available-for-sale” within other comprehensive income.

When there is an objective evidence of impairment for available-for-sale assets such as a significant or prolonged decline in their fair value, cumulative impairment loss included in other comprehensive is reclassified from equity to income.

Loans and receivables

This category mainly includes trade receivables, cash, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at original invoice amount unless there is any significant impact resulting from the application of an implicit interest rate.

If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each the reporting period. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount.

Impairment of trade receivables is based on two methods:

•

a statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over an homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices);

•

a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international), local, regional and national authorities and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical database and individually impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are:

•

assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

•

assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;

•

derivative assets not qualifying for hedge accounting;

•

assets voluntarily classified at inception in this category because:

•

this classification allows to eliminate or to significantly reduce a measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost),

•

a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the Group’s key management personnel,

•

the Group decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value.

The Group can designate at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits and mutual funds (OPCVM).

The Group classifies as cash equivalents in the statement of financial position and in the statement of cash flows the investments which meet the conditions required by IAS 7 (assets easily convertible into a determined cash amount and subject to a remote risk of change in value) and which have a maturity shorter than three months from the date of acquisition.

Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

With the exception of financial liabilities at fair value, borrowings and other financial liabilities are recognized upon origination at fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method. Interest-free payables are booked at their nominal value.

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Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Within the Group, some financial liabilities at amortized cost, including borrowings, are subject to hedge accounting. This relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedges).

Compound instruments

Certain financial instruments comprise both a liability component and an equity component. For the Group, they comprise perpetual bonds redeemable for shares (TDIRA) and bonds convertible into or exchangeable for new or existing shares (OCEANE).

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned to the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

The equity component determined at initial recognition is not subsequently remeasured.

Financial liabilities at fair value through profit or loss

The abovementioned comments relating to financial assets at fair value through profit or loss are applicable to the financial liabilities of identical nature.

Recognition and measurement of derivative instruments

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, whether or not they qualify for hedge accounting under IAS 39.

Derivatives are classified as financial assets or liabilities through profit or loss or as a separate line item in the statement of financial position when they qualify for hedge accounting.

Hedge accounting is applicable when:

•

at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•

at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

Hedge accounting can be done in three different ways:

•

the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of  the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss.

The hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value to the limit of the hedge effectiveness;

•

the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income and is reclassified in:

•

profit or loss when the hedged item affects the profit or loss with respect to financial assets and liabilities,

•

the initial cost of the hedged item with respect to the non-financial assets and liabilities.

•

the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss on the disposal of the net investment.

Hedge accounting can be terminated when the hedged item is no longer recognized, when the Group voluntarily revokes the designation of the hedging relationship, or when the hedging instrument is terminated or exercised. The accounting consequences are for:

•

fair value hedge: at the hedge accounting termination date, the adjustment of the debt fair value is based on a recalculated effective interest rate at the date amortization begins;

•

cash flow hedge: amounts booked in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized or, in all other cases, when the hedged item affects profit or loss.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

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2.18   Broadcasting rights and equipment inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

2.19   Taxes and income taxes

Taxes

The French Finance Bill for 2010 replaced the business tax with the Territorial Economic Contribution (CET).

In accordance with the CNC communication dated January 14, 2010, and the wording of rejections made by the IFRIC when it decided not to add to its agenda the distinction between income taxes and taxes, the Group has analyzed the characteristics of the new tax and concluded that:

•

on the one hand, the CET is similar to the previous business tax because of the existence of an added-value based floor; and

•

on the other hand, the qualification of the business tax and the CET for an operating expense is appropriate; namely income taxes implies a net result rather than a gross amount.

In accordance with the IAS 20 criteria, the Research Tax Credit (CIR) represents a research and development government grant, hence it is accounted for against operating income rather than a decrease in income taxes.

Income taxes

Current tax is measured by the Group at the amount expected to be paid or recovered from the taxation authorities of each country, based on its interpretation with regard to the application of tax legislation.

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

•

the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•

it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

•

entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

•

entities have not yet begun to use the tax loss carryforwards;

•

entities do not expect to use the losses within the timeframe allowed by tax regulations;

•

tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

In accordance with these principles, the Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

2.20   Provisions

The Group’s provisions mainly relate to litigation and restructuring, and to dismantling and restoring sites.

Provisions are recognized when the Group has a present obligation towards a third-party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies, the Group creates a valid expectation on the part of other parties that the Group will discharge certain responsibilities.

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The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation.

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

•

probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

•

present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions.

The costs may result from these proceedings are only accrued when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan prior to the end of the reporting period.

Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites. The provision is based on the best estimate of the amount required to settle the obligation. It is discounted by applying a discount rate that reflects the passage of time, based on market yields on high quality corporate bonds (or on government bonds when no corporate bond). This estimate is revised annually and adjusted where appropriate against the asset to which it relates.

2.21   Employee benefits

Post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among others:

•

civil servant’s pension plans in France: civil servants employed by France Telecom are covered by the government-sponsored civil and military pension plans, France Telecom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans;

•

retirement bonuses and other similar benefits: under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end-of-career salary;

•

benefits other than pensions: the Group offers retired employees certain benefits such as free telephone lines or access to corporate catering.

These employee benefits are granted through:

•

mainly defined contribution plans: the contributions payable are expensed when service is rendered; or

•

defined benefit plans: obligations under these plans are measured using the projected unit credit method:

•

their calculation is based on demographic (staff turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned and is discounted,

•

the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists),

•

actuarial gains and losses on defined benefit plans are fully recorded in other comprehensive income,

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•

the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are measured at their fair value. Most of these assets being listed securities, fair value is determined by reference to quoted price.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences andFrench part-time senior plan. The calculation of the related commitments is based on actuarial assumptions including demographic, financial and discounting assumptions similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits

The Group set up an early retirement plan for civil servants and contract-based employees in France from 1996 to 2006. These employees receive 70% of their salary between the age of 55 and 60. This benefit is accounted for in the same way as lump-sum benefits payable on termination of service: a provision is recognized for this commitment, which will be settled at the end of 2011.

Any other termination benefits are also covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

2.22   Share-based compensation

The fair value of stock-options, employee shareholding plans and bonus shares concerning the shares of France Telecom or its subsidiaries is determined on the grant date.

If applicable, a non-transferability discount is estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data.

Special employee shareholding plan

Following the sale by the French State of a portion of France Telecom’s capital, preferred subscription rights must be awarded to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

Compensation cost is estimated based on fair value at grant date of the shares awarded. As no vesting period applies, the amount is expensed directly against equity.

Other share-based payments

The fair value of stock-options and bonus shares is generally determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions.

The amount so determined is recognized in labor expenses on a straight-line basis over the vesting period against:

•

employee benefit liabilities for cash-settled plans, revalued against profit or loss at each year-end, and

•

equity for equity-settled plans.

2.23   Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity, net of tax.

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NOTE 3   Main acquisitions, disposals and changes in scope of consolidation

Year ended December 31, 2010

Joint Venture Everything Everywhere (Orange in the United Kingdom - T Mobile UK)

On November 5, 2009, France Telecom and Deutsche Telekom entered into an agreement to combine their activities in the United Kingdom into a 50/50 joint venture. The closing date of that agreement was April 1, 2010, following approval by the competition authorities.

The mobile and internet Orange entities in the United Kingdom concerned by the agreement are those of the former operating segment, mainly composed of Orange Personal Communication Services Ltd, Orange Retail Ltd and Orange Home UK.

The France Telecom Group companies and Deutsche Telekom Group companies were transferred to the joint venture, with a net debt of 1.25 billion pounds sterling for the former and zero for the latter, together with the operating cash flow generated since June 30, 2009. Following a loan of 625 million pounds sterling by Deutsche Telekom to the joint venture, the joint venture repaid 625 million pounds sterling to France Telecom.

The main accounting effects of the transaction are set forth below:

•

Until April 1, 2010:

•

assets and liabilities of the relevant entities have been presented separately from other assets and liabilities in the consolidated statement of financial position, respectively entitled “Assets held for sale” and “Liabilities related to assets held for sale”,

•

the net result of these entities have been reported on a separate line item in the income statement, “Consolidated net income of discontinued operations”,

•

any cash flow item remains reported in the consolidated statement of cash flows.

•

Since April 1, 2010, France Telecom has lost the control of Orange in the United Kingdom and owns a 50% interest in the joint venture Everything Everywhere, made up of the ownership interest retained in Orange in the United Kingdom and the ownership interest acquired in T Mobile UK. As of April 1, this resulted in the following:

•

the derecognition of all assets and liabilities of the relevant entities,

•

the recognition at fair value of the 50% stake in the joint venture Everything Everywhere for an amount of 7,259 million euros in assets under the heading “Interests in associates”, regarding the ownership interest in the enterprise value of 13.7 billion pounds sterling (15.4 billion euros) less net debt of 0.8 billion pounds sterling (0.9 billion euros). The fair value was based on the present value of future cash flows and the estimate was compared to other generally accepted methods,

•

the recognition of a gain on disposal amounting to 1,026 million euros, which comprises:

-

2,057 million euros allocated to the gain resulting from the disposal of the ownership interest in Orange in the United Kingdom for 1,028 million euros and and the gain resulting from the remeasurement at fair value of the ownership interest retained in Orange in the United Kingdom for 1,028 million;

-

(1,031) million euros resulting from the reclassification to net income of the loss previously recognized in other comprehensive income (mainly cumulative translation adjustments).

The cash flows of the joint venture are not presented in the consolidated statement of cash flows, as the joint venture is accounted for under the equity method.

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The main accounting consequences of the transaction are set forth below.

Derecognition of all assets and liabilities of Orange in the United Kingdom

(in millions of euros)	April 1, 2010
Goodwill	1,514
Other intangible assets	3,771
Property, plant and equipment	1,844
Other non-current assets	2
Inventories	74
Trade receivables	564
Prepaid expenses	319
Other current assets	385
Total assets held for sale	8,473
Non-current provisions	100
Other non-current liabilities	285
Current trade payables	868
Current employee benefits	40
Current provisions	75
Deferred income	163
Other current liabilities	1,744
Total liabilities related to assets held for sale	3,275

Net income of discontinued operations

(in millions of euros)	Year ended December 31, 2010
Revenues	1,282
Operating income	135
Finance costs, net	(1)
Income tax	(24)
Net income generated by entities in the united kingdom (1)	110
Gain on disposal of entities in the United Kingdom before tax	1,026
Entities liquidated following reorganization of operations in the United Kingdom	(66)
Tax	-
Gain on disposal after tax	960
Net income of discontinued operations	1 070
(1) Corresponds to the net result of the operations of entities in the United Kingdom until April 1, 2010, date of disposal.

Cash flows from discontinued operations

(in millions of euros)	December 31, 2010 (1)
Cash provided by operating activities	87
Cash used in investing activities	(107)
Cash used in financing activities	66
Net change in cash and cash equivalents	46
(1) Cash flow until April 1, 2010, date of disposal.

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Gain on disposal

(in millions of euros)		December 31, 2010
Fair value of interest in Everything Everywhere		7,259
Costs to sell		(4)
Net fair value of the share in everything everywhere	a	7,255
Book value of orange in the united kingdom	b	5,198
Gain on disposal o/w disposal of the ownership interest in Orange in the United Kingdom o/w remeasurement at fair value of the retained ownership interest in Orange in the United Kingdom	a-b	2,057 1,028 1,028
Reclassification adjustment of other comprehensive income in net income for the period	c	1,031
Gain on disposal	a-b-c	1,026

Recognition at fair value of the 50% ownership interest in the joint venture Everything Everywhere

The fair value of the 50% ownership interest in Everything Everywhere amounting to 7,259 million euros has been preliminarily allocated to assets acquired and liabilities assumed, as follows:

(in millions of euros)	Carrying value of contributed assets and liabilities transferred by the two shareholders at 100%	Fair value adjustments at 100%	Joint venture Net assets at fair value at 100%
Goodwill	342	(342)	-
Other intangible assets o/w licenses o/w subscriber bases	6,472 6,054 -	1,117 (1,916) 2,989	7,589 4,138 2,989
Property, plant and equipment	3,334	(983)	2,351
Other non-current assets	516	1,165	1,681
Total non-current assets	10,664	957	11,621
Total current assets	2,252	-	2,252
Non-current provisions	607	-	607
Other non-current liabilities	2,021	852	2,873
Total non-current liabilities	2,628	852	3,480
Total current liabilities	2,273	-	2,273
Net assets acquired	8,015	105	8,120
Net assets acquired attributable to owners of France Telecom (A)	4,007	53	4,060
Goodwill (B)			3,199
Purchase price consideration (A) + (B)			7,259

Subscriber bases were measured using the future cash flows generated by existing subscribers at the closing date. They are amortized over periods ranging from 4 to 9 years.

Licenses were measured based on the present value of future cash flows for a new entrant onto a new market (Greenfield method).They are amortized over 11 years.

The assets (property, plant and equipment) of the networks of Orange in the United Kingdom and of T Mobile UK were measured using the “replacement cost” method incorporating technological, functional and economic obsolescence, and on the basis of a unified UMTS network.

A deferred tax asset on T Mobile non operating losses was recognized for an amount of 538 million euros.

The 3,199 million euros in goodwill corresponds to the amount not allocated to identifiable assets and in particular to commercial costs and network synergies that are expected from combining the two entities.

Egypt – Agreement with Orascom Telecom on Mobinil

The commitments made under the term of the agreements are described in Note 30.4.

Until July 13, 2010, the Group’s investment in Mobinil and ECMS and the related income were accounted for under the equity method, and the commitments arising from the agreements qualified as unrecognized contractual commitments. This accounting treatment is due to the change in method described in Note 1.2 (since January 2010, investments in jointly controlled entities have been accounted for under the equity method).

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After the agreements came into effect and after the amendment and restatement of the shareholders’ agreement between France Telecom and Orascom Telecom relating to Mobinil, the Group’s investment in Mobinil and ECMS was fully consolidated. As a consequence, it has been proceeded to, as of July 13, 2010:

•

the expense of acquisition-related costs over the period;

•

the recognition in the cost of the Mobinil shares of the 300 million US dollars paid and an additional consideration amounting to 218 million euros relating to the put option granted to Orascom Telecom;

•

the recognition of a gain amounting to 336 million euros resulting from the remeasurement of the previously held equity interest in Mobinil based on the ECMS quoted share price at July 13, 2010;

•

the recognition of non-controlling interests at fair value based on the ECMS quoted share price at July 13, 2010, in accordance with the option provided by IFRS 3R;

•

the reclassification of non-controlling interests from equity to financial debt, in the amount of 1,935 million euros, due to the put option held by Orascom Telecom and the triggering of a public tender offer for the ECMS shares held by minority shareholders that would result under the current Egyptian securities regulatory law.

The financial debt is remeasured at the end of each reporting period against finance income, based on the maturity schedule agreed by France Telecom and Orascom Telecom.

Remeasurement of the previously held equity interest in Mobinil:

(in millions of euros)		July 13, 2010
Fair value of previously held equity interest in Mobinil		843
Transaction costs		(5)
Net fair value of interest in mobinil	a	838
Carrying value of mobinil and ecms	b	562
Remeasurement	a-b	276
Reclassification adjustment of other comprehensive income in net income for the period	c	(60)
Remeasurement of the previously held equity interest in Mobinil	a-b-c	336

The Group determined the value of the identifiable assets and liabilities of Mobinil and ECMS to perform a preliminary allocation of the purchase price consideration for Mobinil:

(in millions of euros)	Carrying value at July 13, 2010	Allocation of purchase price	Fair value at July 13, 2010
Other intangible assets	627	1,037	1,664
o/w brand		105	105
o/w subscriber base		348	348
o/w licenses	397	584	981
Property, plant and equipment	996		996
Other non-current assets	13		13
Total non-current assets	1,636	1,037	2,673
Total current assets	269	0	269
Non-current financial liabilities at amortized cost excluding trade payables	783		783
Other non-current liabilities	133	207	340
Total non-current liabilities	916	207	1,123
Total current liabilities	625	0	625
Net assets acquired	364	830	1,194
o/w attributable to owners of France Telecom			435
o/w attributable to non-controlling interests			759
Goodwill			1,582
Purchase price consideration			2,776

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The brand was measured using the relief from royalty method, based on the present value of royalties that would have been paid to a third party for the use of the brand had Mobinil not owned it. It is amortized over 15 years.

Subscriber bases were measured using the future cash flows generated by existing customers at the closing date. They are amortized over 6 years.

Licenses were measured based on the present value of future cash flows for a new entrant onto a new market (Greenfield method). They are amortized over 12 years.

The fair value of property, plant and equipment was considered as the same as the historical net carrying value after applying an adjustment for the expected useful life of the mobile access network.

The consolidation of Mobinil led to the recognition of 1,582 million euros goodwill, mainly justified by the access to a rapidly growing Egyptian market and Mobinil’s leadership position based on number of customers in the Egyptian mobile market.

As from the effective date of the agreements, Mobinil generated revenues of 706 million euros in respect of 2010. Consolidated net income after tax of France Telecom for the year ended December 31, 2010 includes Mobinil’s net income for the year amounting to 40 million euros, this net income excluding (471) million euros for goodwill impairment (see Note 8), but including (34) million euros for amortization of identified intangible assets (net of deferred tax reversal).

Medi Telecom

On December 2, 2010, France Telecom acquired 40% of the share capital and voting rights of Medi Telecom, the second global telecom operator in Morocco.

The cash consideration for this acquisition amounted to 744 million euros, including 666 million euros for the purchase price consideration for the shares (including 26 million euros of acquisition-related costs) and 78 million euros to acquire 40% of Medi Telecom’s shareholders’ accounts. The issue of 1.2 billion dirhams in bonds carried out by Medi Telecom in January 2011 allowed to repay the France Telecom’s shareholder account up to 43 million euros on January 31, 2011,

Note 30.4 describes the France Telecom Group’s unrecognized contractual commitments with respect to the Medi Telecom shares.

As France Telecom exercises significant influence over Medi Telecom, the investment has been accounted for under the equity method at December 31, 2010.

Year ended December 31, 2009

Main acquisitions

Increase in ownership interest in FT España

During 2009, through successive purchases, France Telecom acquired an additional 18.36% stake in FT España.

On April 29, 2009, France Telecom acquired a 18.23% stake in FT España, thereby increasing its shareholding to 99.85%. The minority shareholders agreed to terminate all undertakings between the parties and dispose of their interest for 1,379 million euros. According to the agreement, the price guarantee that was accounted for 810 million euros as of December 31, 2008 was extinguished. The goodwill amounting to 584 million euros mainly consists of the fair value of the acquired shares.

In the second half of 2009, France Telecom acquired a 0.13% stake in FT España for 8 million euros, thereby increasing its shareholding to 99.98%. Goodwill relating to this transaction amounted to 7 million euros.

Orange Tunisie (Divona Telecom)

On July 30, 2009, France Telecom subscribed to a capital increase in Divona Telecom, a Tunisian operator, in return for 49% of the share capital of Divona Telecom (renamed Orange Tunisie). The consideration paid by the Group amounted to 95 million euros. As the other main shareholder controls Orange Tunisie, France Telecom accounts for its investment under the equity method.

The consideration paid comprises goodwill of 25 million euros, before recognition of identifiable assets acquired (primarily consisting of licenses) and liabilities assumed.

Mobinil - public tender offer for ECMS

In accordance with an arbitral decision rendered in March 2009, France Telecom obtained the right to purchase Orascom Telecom’s entire 28.75% stake in Mobinil.

On December 10, 2009, the Egyptian Capital Market Authority (CMA, renamed EFSA) authorized France Telecom to launch a public tender offer for the 49 million shares of ECMS that Mobinil did not own, at the price of 245 Egyptian pounds per share, or a total of 1,518 million euros at December 31, 2009.

Pending a ruling on the merits, this transaction was recorded as follows in the Group’s financial statements for the year ended December 31, 2009:

•

recognition of a debt of 1,082 million euros for the share relating to indirect non-controlling interests in ECMS reflected in France Telecom’s consolidated statement of financial position (as Mobinil controlled ECMS, France Telecom consolidated its interest in Mobinil proportionally, resulting in the recognition of indirect non-controlling interests in ECMS);

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•

recording of an unrecognized contractual obligation of 436 million euros for the share of non-controlling interests not recognized by the Group.

Following the change of accounting method relating to joint ventures, which are now accounted for under the equity method (see Notes 1.2 and 1.5), the statement of financial position as at December 31, 2009 no longer includes the 1,082 million euros liability associated with this public tender offer, which was included in the statement of financial position reported previously, in February 2010.

Year ended December 31, 2008

Main acquisitions

Orange Uganda

On October 17, 2008, France Telecom and Hits Telecom Uganda created Orange Uganda Limited to provide telecommunication services in Uganda under the Orange brand. France Telecom paid a total cash consideration of 95 million US dollars (71 million euros). Of this, 50 million US dollars (40 million euros) was paid on December 31, 2008 and the balance was payable in 2009. Hits Telecom Uganda transferred its license and its main telecom assets.

France Telecom controls Orange Uganda Limited with a 53% ownership interest. No goodwill was recognized on this transaction since Orange Uganda Limited is a new entity and the transfer of assets was made at fair value.

Compagnie Européenne de Téléphonie (CET)

On January 15, 2008, France Telecom subscribed to CET group’s increase in capital (CET owns Photo Station and Photo Service), in consideration for 35% of the CET group’s share capital. On November 14, 2008, France Telecom acquired an additional 13.5% of the share capital, thereby increasing its interest ownership to 48.5%. The total consideration of this investment was 68 million euros, including 36 million euros of offset receivables. As the other shareholders control the CET group, France Telecom accounts for its investment under the equity method.

Other changes in scope of consolidation

Increase of ownership interest in FT España

During 2008, through successive purchases, France Telecom acquired an additional 2.3% stake in FT España from the minority shareholders for a total of 169 million euros, thereby increasing its shareholding to 81.6%. Additional goodwill relating to this transaction amounted to 106 million euros.

Increase of ownership interest in Mobistar

During the first half of 2008, Mobistar purchased 2.0% of its own shares for a total of 74 million euros. France Telecom’s interest in Mobistar therefore rose from 50.2% to 51.2%. Goodwill relating to this transaction amounted to 28 million euros. In addition, in May 2008, Mobistar reduced its capital by an amount of 248 million euros. This transaction, although having no effect on France Telecom’s percentage interest in Mobistar, resulted in reducing non-controlling interests by 120 million euros.

During the second half of 2008, through a second share buyback program, Mobistar purchased 3.2% of its own shares for a total of 101 million euros .France Telecom’s interest in Mobistar therefore rose from 51.2% to 52.9%. Goodwill relating to this transaction amounted to 43 million euros.

Increase of ownership interest in TP Group

During the second half of 2008, TP S.A. purchased 2.4% of its own shares for a total of 200 million euros .France Telecom’s interest in TP S.A. rose as a result from 48.6% to 49.8%. Goodwill relating to this transaction amounted to 39 million euros.

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NOTE 4   Revenues

(in millions of euros)	2010	2009	2008
France	23,308	23,651	23,740
Personal Communication Services – France	10,832	10,769	10,520
Home Communication Services – France	13,536	14,076	14,374
Intra-segment eliminations	(1,060)	(1,194)	(1,154)
Spain	3,821	3,887	4,067
Personal Communication Services – Spain	3,158	3,216	3,362
Home Communication Services – Spain	663	671	705
Poland	3,934	3,831	5,184
Personal Communication Services – Poland	1,930	1,792	2,460
Home Communication Services – Poland	2,260	2,281	2,972
Intra-segment eliminations	(256)	(242)	(248)
Rest of the World	8,248	7,210	7,327
Enterprise	7,216	7,532	7,757
Fixed-line telephony and traditional data services	2,588	3,167	3,444
Enhanced business network services	2,334	2,166	2,054
Integration and outsourcing of critical communication applications	1,402	1,360	1,326
Other business services	892	839	933
International Carriers & Shared Services	1,600	1,387	1,348
International Carriers	1,369	1,207	1,171
Shared services	231	180	177
Inter-segment eliminations	(2,624)	(2,653)	(2,711)
TOTAL	45,503	44,845	46,712

France Telecom generates substantially all of its revenues from services.

NOTE 5   Operating income and expense

5.1   External purchases

External purchases comprise:

•

commercial expenses and purchases of content rights, which include purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding costs, as well as purchases and service fees paid to content editors;

•

service fees and inter-operator costs;

•

other network expenses, which include outsourcing fees relating to technical operation and maintenance, and IT expenses;

•

other external purchases, which include overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing fees and other external services, net of capitalized goods and services produced.

(in millions of euros)	2010	2009	2008
Commercial expenses and purchases of content rights	(7,199)	(6,628)	(6,835)
o/w advertising, promotional, sponsoring and rebranding costs	(1,036)	(945)	(1,073)
o/w purchases of content rights	(529)	(554)	(382)
Service fees and inter-operator costs	(6,046)	(6,033)	(6,395)
Other network expenses, IT expenses	(2,726)	(2,599)	(2,699)
Other external purchases	(3,404)	(3,488)	(3,582)
o/w rental expenses	(1,162)	(1,099)	(1,062)
TOTAL EXTERNAL PURCHASES	(19,375)	(18,748)	(19,511)

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5.2   Other operating income

Other operating income primarily includes late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, as well as penalties and reimbursements received.

(in millions of euros)	2010	2009	2008
TOTAL OTHER OPERATING INCOME	573	568	612

5.3   Other operating expense

Other operating expenses primarily include:

(in millions of euros)	2010	2009	2008
CET, IFER and business tax (1)	(823)	(859)	(887)
Frequency use charges	(289)	(262)	(250)
Other taxes	(599)	(472)	(356)
Allowances and losses on trade receivables	(258)	(301)	(328)
Other expenses (2)	(563)	(317)	(224)
TOTAL OTHER OPERATING EXPENSES	(2,532)	(2,211)	(2,045)

(1)  Starting from 2010, the French business tax has been replaced by the “Contribution economique territoriale” (a regional economic contribution - CET) and “impôt forfaitaire des entreprises de réseaux” (flat-rate tax on network enterprises - IFER).

(2)  Including the additional provision booked by TP S.A. in respect of the litigation with DPTG for (267) million euros in 2010 (Note 31).

5.4   Labor expenses

(in millions of euros)	Note	2010	2009	2008
Average number of employees (full-time equivalents) (unaudited) (1)		161,392	163,690	168,430
Wages and employee benefit expenses		(8,875)	(8,676)	(8,080)
o/w
• Wages and salaries		(6,143)	(5,932)	(5,941)
• Social security charges		(2,120)	(2,026)	(2,052)
• French part-time for seniors plan	23.2	(492)	(569)	-
• Capitalized costs (2)		565	510	549
• Other labor expenses (3)		(685)	(659)	(636)
Employee profit sharing		(325)	(285)	(310)
Share-based compensation	26	(14)	(49)	(78)
o/w
• Free share award plans		(8)	(39)	(54)
• Stock option plans		(6)	(10)	(24)
TOTAL LABOR EXPENSES		(9,214)	(9,010)	(8,468)

(1)  Of whom approximately 38.1% were French civil servants at December 31, 2010 compared with 39.3% at December 31, 2009 and 39.9% at December 31, 2008.

(2)  Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group.

(3)  Other labor expenses comprise other short-term allowances and benefits and payroll taxes.

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NOTE 6   Gains and losses on disposal of assets

The net gain (loss) on disposals of assets amounted to 62 million euros in 2010, compared with (3) million euros in 2009 and (27) million euros in 2008. In 2010, this item consisted mainly of disposals of property, plant and equipment and intangible assets.

NOTE 7   Restructuring costs and similar items

Restructuring costs and similar items, net of restructuring provision reversals, break down as follows:

(in millions of euros)	Note	2010	2009	2008
Public service secondment costs in France		(4)	(29)	(69)
Early retirement plan in France	23.3	(5)	(2)	(35)
Channel publishers’ businesses (1)		(547)	-	-
o/w Sports businesses		(319)	-	-
o/w Cinema businesses		(228)	-	-
Other restructuring costs		(124)	(182)	(338)
o/w France Telecom S.A.		(84)	(122)	(185)
o/w TP S.A.		(4)	(5)	(49)
o/w FT España		-	(2)	(38)
o/w Equant		(15)	(23)	(16)
TOTAL		(680)	(213)	(442)

(1)  Owing to an insufficient contribution from its TV channels in France, the Group will not participate in bidding for L1 rights post-June 2012 and decided to seek a partnership for the Orange movie channels. Owing to this change in strategy and to existing commitments with third parties, the contracts to purchase rights and related commitments are now onerous contracts within the meaning of IAS 37.

NOTE 8   Impairment

8.1   Definition of cash-generating units (CGUs) and level of goodwill impairment testing

The France Telecom Group had just over thirty main CGUs, each generally corresponding to one country. Depending on the country, where fixed-line/Internet and mobile operations are present, convergence is gradually leading towards the merger of the cash-generating units.

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8.2   Goodwill

The main values of goodwill and of intangible assets with an indefinite useful life appear below:

(in millions of euros)	Goodwill			Intangible assets with an indefinite useful life (1)
At December 31, 2010	Gross value	Accumulated impairment losses	Net book value
France	15,318	(13)	15,305	-
Poland	3,196	(1,350)	1,846	201
Spain	4,837	(114)	4,723	-
Rest of the World:
Romania	1,806	-	1,806	-
Egypt (2)	1,483	(457)	1,026	-
Belgium	1,007	-	1,007	-
Slovakia	806	-	806	-
Switzerland	798	-	798	-
Ivory Coast	417	(42)	375	-
Jordan	238	(46)	192	-
Other	822	(167)	655	-
Enterprise	1,068	(641)	427	-
International Carriers & Shared Services	67	-	67	3,133
TOTAL	31,863	(2,830)	29,033	3,334

(1)  Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands.

(2)  Goodwill for Egypt includes a share attributable to shareholders of Mobinil-ECMS other than France Telecom as the Group uses the option to recognize non-controlling interests at fair value.

(in millions of euros)	Goodwill			Intangible assets with an indefinite useful life (1)
At December 31, 2009	Gross value	Accumulated impairment losses	Net book value
France	15,318	(13)	15,305	-
United Kingdom	3,303	(1,786)	1,517	-
Poland	3,095	(1,307)	1,788	194
Spain	4,837	(114)	4,723	-
Rest of the World:
Romania	1,806	-	1,806	-
Belgium	1,006	-	1,006	-
Slovakia	806	-	806	-
Switzerland	673	-	673	-
Ivory Coast	417	(42)	375	-
Jordan	221	(43)	178	-
Other	797	(130)	667	4
Enterprise	1,041	(639)	402	-
International Carriers & Shared Services	68	-	68	3,133
TOTAL	33,388	(4,074)	29,314	3,331
o/w continuing operations	30,085	(2,288)	27,797	3,331
o/w assets held for sale	3,303	(1,786)	1,517	-
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands.

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(in millions of euros)	Goodwill			Intangible assets with an indefinite useful life (1)
At December 31, 2008	Gross value	Accumulated impairment losses	Net book value
France	15,340	(38)	15,302	-
United Kingdom	3,080	(1,665)	1,415	-
Poland	3,054	(893)	2,161	192
Spain	5,069	(140)	4,929	-
Rest of the World:
Romania	1,806	-	1,806	-
Belgium	1,006	-	1,006	-
Slovakia	806	-	806	-
Switzerland	672	-	672	-
Ivory Coast	417	(42)	375	-
Jordan	227	(44)	183	-
Other	874	(78)	795	4
Enterprise	1,058	(643)	415	-
International Carriers & Shared Services	49	-	49	2,961
TOTAL	33,458	(3,543)	29,914	3,157
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands.

8.3   Key assumptions used to determine recoverable amounts

The basis for determining recoverable amounts are presented in Note 2.12.

Trends in the economic and financial environment, competition and regulatory authorities decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts, as will unforeseen changes in the political, economic or legal systems of some countries.

Key assumptions used to determine the value in use of assets in the telecommunication industry are similar in nature. They include:

•

market level, penetration rate and market share; decisions of regulators in terms of the access and services pricing and inter-operator tariffs; the level of commercial expenses required to renew products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues;

•

the level of investment expenditure, which may be affected by the roll-out of necessary new technologies or by decisions of regulators in terms of licenses and spectrum allocation (and the associated fees), or network deployment obligations or obligations to open up networks to competitors.

The values assigned to each of these parameters reflect past experience and expected changes over the timeframe of the business plan:

•

business plans were drafted during the fourth quarter of each period in order to factor in the latest trends, particularly regarding the first year of the plans;

•

the discount rate used to determine values in use may incorporate a specific risk premium to account for contingencies in the execution of certain business plans or for country risk (such as for certain African countries);

•

the perpetual growth rates used were maintained, on the whole, as in the Group’s assessment carried out at the end of 2010, the economic environment should not lead to any change in the long term outlook of its industry.

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Other assumptions that influence estimated recoverable amounts are set forth below:

At December 31, 2010

	France	Poland	Spain	Egypt	Belgium	Enterprise
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use	Fair value
Source used	Five-year plans
	Discounted cash flow
Growth rate to perpetuity	0.5%	1.0%	1.5%	3.0%	1.5%	0.0%
Post-tax discount rate	7.5%	10.35%	9.0%	11.75%	8.5%	8.6%
Pre-tax discount rate	11.5%	11.8%	11.4%	14.0%	11.9%	n/a

At December 31, 2009

	France	Poland	Spain	Romania	Enterprise
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	Five-year plans
	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	2.0%	2.0%	0.0%
Post-tax discount rate	7.5%	10.85%	8.25%	11.25%	8.5%
Pre-tax discount rate	11.2%	12.7%	10.2%	12.95%	13.0%

In accordance with IFRS 5, the recoverable amount of assets held for sale in the United Kingdom was determined by reference to fair value less costs to sell, as measured on the basis of France Telecom’s share in the enterprise value of the Orange United Kingdom and T Mobile UK joint venture that was in the process of being created.

At December 31, 2008

	France (fixed-line and mobile)	United Kingdom (mobile)	Poland (fixed-line and mobile)	Spain (mobile)	Romania (mobile)	Enterprise
Basis of recoverable amount	Fair value(f) Value in use(m)	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	Five-year plans
	Discounted cash flow
Growth rate to perpetuity	0.0%(f) 1.0%(m)	2.0%	0.0%(f) 3.0%(m)	2.0%	4.0%	0.0%
Post-tax discount rate	7.5%(f) 8.25%(m)	8.75%	11.0%	8.25%	11.0%	10.0%
Pre-tax discount rate	n/a (f) 12.1%(m)	10.9%	12.1%(f) 13.1%(m)	10.3%	12.5%	15.8%

8.4   Sensitivity of recoverable amounts

At the end of 2010, the analysis of recoverable amounts for the main entities led to test of their sensitivity to the main assumptions:

•

in France, Belgium and Enterprise, the Group considered it improbable that there would be a change in valuation parameters that would bring the recoverable amount into line with their book value;

•

In Poland, a change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by 200 to 250 million euros for the France Telecom’s share in TP. Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by 150 to 200 million euros for the France Telecom’s share in TP. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by 300 to 350 million euros for the France Telecom’s share in TP;

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•

In Spain, value in use is close to the book value and any future performance that would fall slightly short of that used to determine value in use, for example due to a persistently poor outlook for the economic environment in Spain, would be liable to result in an impairment. A change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by 450 to 550 million euros. Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by 400 to 450 million euros. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 600 million euros;

•

In Egypt, for which an impairment charge was booked in 2010, any adverse change would be liable to result in an additional impairment. A change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by 150 to 200 million euros. Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by 100 to 150 million euros. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 250 million euros.

8.5   Impairment, net of reversals

(in millions of euros)	December 31, 2010			December 31, 2009			December 31, 2008
	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life
Egypt	(471)	-	-	-	-	-	-	-	-
Poland	-	(3)	-	(400)	(8)	-	-	31	-
Spain	-	(2)	-	-	(2)	-	(140)	(2)	-
Ivory Coast	-	-	-	-	-	-	(42)	-	-
Other	(38)	(118)	(4)	(49)	(59)	-	(88)	(38)	-
TOTAL	(509)	(123)	(4)	(449)	(69)	-	(270)	(9)	-

At December 31, 2010

In Egypt, the 471 million euros impairment charge mainly reflects the impact on future cash flows of the anticipated persistence of the reduction in price levels seen in the second semester. Of the total impairment charge, 171 million euros is attributed to the shareholders of France Telecom S.A. and 300 million euros is attributed to the shareholders of Mobinil-ECMS.

The other goodwill and asset impairment charges relate mainly to certain subsidiaries that operate in East Africa.

At December 31, 2009

In Poland, the 400 million euros charge for France Telecom’s share in TP reflects the effects of regulatory pressure and increasing competition on projected cash flows.

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NOTE 9   Gains and losses related to financial assets and liabilities

(in millions of euros)	2010
	Finance costs, net						Operating income		Other comprehensive income
	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	-	12	12	2	1	-	-	-	(16)
Loans and receivables	-	51	51	151	30	-	12	(200) (2)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	82	82	5	-	-	-	-	-
Liabilities at amortized cost (1)	(2,232)	-	(2,232)	(847)	-	-	(24)	(3)	-
Financial liabilities at fair value through profit or loss, excluding derivatives	3	-	3	71	-	-	-	-	-
Derivatives	112	(25)	87	674	-	-	(21)	-	26
Discounting expense	-	-	-	-	(90)	-	-	-	-
Gains (losses) of continuing activities	(2,117)	120	(1,997)	56	(59)	(2,000)	(33)	(203)	10
Gains (losses) of discontinued operations (3)	(2)	-	(2)	0	1	(1)	0	(23)	(0)

(1)  Including the change in fair value of hedged liabilities.

(2)  Mainly receivables written off for (416) million euros, 158 million euros from net changes in provisions for impairment of accounts receivable, and various interest on receivables for 62 million euros.

(3)  Relates to assets sold in the United Kingdom (see Note 3).

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(in millions of euros)	2009
	Finance costs, net						Operating income		Other comprehensive income
	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	-	4	4	(2)	3	-	-	-	32
Loans and receivables	-	33	33	264	27	-	2	(251) (3)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	110	110	71	-	-	-	-	-
Liabilities at amortized cost (1)	(2,219) (2)	-	(2,219)	(181)	-	-	(27)	0	-
Financial liabilities at fair value through profit or loss, excluding derivatives	30	-	30	-	-	-	-	-	-
Derivatives	(43)	(18)	(61)	(194)	-	-	(3)	-	(173)
Discounting expense	-	-	-	-	(91)	-	-	-	-
Gains (losses) of continuing activities	(2,232)	129	(2,103)	(42)	(61)	(2,206)	(28)	(251)	(141)
Gains (losses) of discontinued operations (4)	(12)	-	(12)	(2)	17	3	18	(87)	(54)

(1)  Including the change in fair value of hedged liabilities.

(2)  Including redemptions of perpetual bonds redeemable for shares (TDIRA) for (27) million euros.

(3)  Mainly receivables written off for (419) million euros, 117 million euros from net changes in provisions for impairment of accounts receivable, and various interest on receivables for 53 million euros.

(4)  Relates to assets sold in the United Kingdom (see Note 3).

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(in millions of euros)	2008
	Finance costs, net						Operating income		Other comprehensive income
	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	-	4	4	3	3	-	-	1	(54)
Loans and receivables	-	89	89	(961)	55	-	(10)	(297) (4)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	170	170	(86)	-	-	-	-	-
Liabilities at amortized cost (1)	(2,597) (2)	-	(2,597)	713	-	-	10	(3)	-
Financial liabilities at fair value through profit or loss, excluding derivatives	24	-	24	-	-	-	-	-	-
Derivatives	(445) (3)	-	(445)	280	-	-	84	-	379
Discounting expense	-	-	-	-	(136)	-	-	-	-
Gains (losses) of continuing activities	(3,018)	263	(2,755)	(51)	(78)	(2,884)	84	(299)	325
Gains (losses) of discontinued operations (5)	(69)	-	(69)	(8)	47	(30)	6	(32)	54

(1)  Including the change in fair value of hedged liabilities.

(2)  Including redemptions of perpetual bonds redeemable for shares (TDIRA) for (26) million euros.

(3)  Including (381) million euros change in fair value of the price guarantee given to the non-controlling interests of FT España.

(4)  Mainly receivables written off for (366) million euros and interest on receivables for 76 million euros.

(5)  Relates to assets sold in the United Kingdom (see Note 3).

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NOTE 10   Income tax

10.1   Income tax recognized in profit or loss

Breakdown by tax consolidation group and/or by region

The tax charge for the Group amounted to (1,755) million euros. The breakdown of the tax charge by tax consolidation group and/or by region is the following:

	2010	2009	2008
France tax group	(755)	(1,683)	(1,971)
• Current taxes	(1,922)	(29)	(46)
• Deferred taxes	1,167	(1,654)	(1,925)
United Kingdom	(78)	(88)	(89)
• Current taxes	(97)	(31)	(118)
• Deferred taxes	19	(57)	29
Spain tax group	2	1	(620)
• Current taxes	2	1	-
• Deferred taxes	(0)	(0)	(620)
TP Group	(86)	(74)	(116)
• Current taxes	(105)	(100)	(160)
• Deferred taxes	19	26	44
Other subsidiaries	(838)	(398)	(60)
• Current taxes	(393)	(433)	(442)
• Deferred taxes	(445)	35	382
Tax charge for continuing operations	(1,755)	(2,242)	(2,856)
• Current taxes	(2,515)	(592)	(766)
• Deferred taxes	760	(1,650)	(2,090)
Tax charge for discontinued operations / assets held for sale	(24)	(43)	106
• Current taxes	(13)	(45)	116
• Deferred taxes	(11)	2	(10)

France tax group

In 2010, current income tax expense included a tax expense of 1,901 million euros that carries the total amount of the tax liability with respect to the tax audits relating to the fiscal years 2000 to 2005 to an amount of 1,946 million euros. This liability reflects the amount of income tax for which the French Tax Administration is expected to issue a collection notice in 2011 based on the exchanges of correspondence and meetings that were held during the second half of 2010. The amount of the mentioned liability includes accrued interests that are assessed to an amount of 210 million euros.

The above matter was referred to the Commission Nationale des Impôts Directs (CNID), which rendered its advisory opinion in May 2010. In this opinion, the Commission indicated that, in this particular case, the tax basis must be similar to the accounting basis thereby giving its assessment of the amount of tax at stake at 1.7 billion euros. Moreover, the Commission also emphasized legal issues raised by the tax authorities position but on which it did not rule, in accordance with its sphere of authority.

France Telecom considers that it has serious grounds for its defense in view of the points raised by the CNID, particularly with respect to the enforceability of management decisions vis-à-vis the tax authorities and the statute of limitation for the years covered by the audit.

Upon receipt of the collection notice, France Telecom will refer the matter to the administrative court and will provide a bank guarantee pending a decision of the Administrative Court. Based on the usual length of time required for a court of first instance to render a judgment, a decision could be expected during 2013-2014 at the earliest. Should the court find against France Telecom, the company would then be required to pay the principal amount and accrued interest pending the outcome of any appeals.

Moreover, the audit has made it possible to secure the date of payment of the corporate income tax in France at the earliest in 2012.

Deferred tax income includes income from the recognition of tax loss carryforwards (for a tax amount of 2,518 million euros) arising from a reorganization carried out within the Group and from confirmation of the availability of tax loss carryforwards. It also includes a charge due to the use of tax loss carryforwards offset against the tax profits for the period (for a tax amount of 1,450 million euros).

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In 2009 and 2008, the tax charge for the France tax group resulted primarily from the reversal of deferred tax assets following the utilization of tax losses carried forward which were previously recognized as tax asset.

Spain tax group

In 2010, Spain registered a tax profit of 2 million euros corresponding to the reversal of a provision for tax risk. In addition, the tax loss for the year, as well as deductible temporary differences generated in 2010, did not give rise to the recognition of additional deferred tax assets.

In 2009, the current tax profit corresponded to the reversal of a provision for tax risk. In addition, no additional deferred tax assets were recognized for the tax loss for the year or for the deductible temporary differences generated in 2009.

In 2008, the deferred tax charge related to the reassessment of the recoverability horizon for Spanish tax assets.

Other tax entities

 In 2010, the deferred tax charge of other subsidiaries includes a 396 million euros writte-off of a deferred tax asset that was carried by a non-operational company that no longer met the criteria for recognizing such an asset at December 31, 2010.

In 2009, the tax charge recognized within other subsidiaries did not elicit any particular comments.

In 2008, net deferred tax profit of 406 million euros was recognized within other tax entities that evidenced the probable nature of their future taxable profit..

Tax on the disposal of operations in the United Kingdom and first-time inclusion of the Everything Everywhere shares in the statement of financial position

The disposal of UK operations was neutral from tax perspective and therefore produced no impact on the Group’s tax accounts. Likewise, the recognition of the Everything Everywhere shares on the asset side of the Group’s statement of financial position did not produce any impact on the Group’s tax accounts because, in accordance with IAS 12, it was determined that the carrying amount of the shares was equivalent to their tax base.

France Telecom Group tax reconciliation

The applicable income tax rate in France is 33.33%, plus an additional contribution which increases it to 34.43%.

The reconciliation between the theoretical tax calculated based on the French statutory tax rate and effective income tax expense on continuing operations is as follows:

(in millions of euros)	2010	2009	2008
Net income of continuing operations before tax	5,562	5,444	6,870
Impairment of goodwill	509	449	270
Net income from continuing operations before tax and impairment of goodwill	6,071	5,893	7,140
Statutory tax rate	34.43%	34.43%	34.43%
Theoretical tax	(2,090)	(2,029)	(2,458)
Reconciliation items:
Adjustment of prior-year taxes	(1,896)	(1)	(60)
Share of profits (losses) of associates	(5)	47	(32)
Recognition of share-based compensation	(1)	(3)	(9)
Reassessment of deferred tax assets	1,915	(200)	(268)
Difference in tax rates	188	239	309
Change in local tax rate	-	-	(3)
Capital gains and losses of equity investments not taxable at the current tax rate	-	-	1
Other tax effects	134	(295)	(336)
Effective tax on continuing operations	(1,755)	(2,242)	(2,856)
Effective tax on discontinued operations and assets held for sale	(24)	(43)	106

Effective tax rate	28.90%	38.04%	40.00%

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The reconciliation items in the tax proof mainly relate to the following events recognized in 2010:

•

“Adjustment of prior-year taxes”: a current income tax expense of 1,901 million euros was recognized in respect of prior-year tax audits (see comments above under the heading “France tax group”);

•

“Reassessment of deferred tax assets”:

•

recognition of new deferred tax assets and confirmation of the availability of tax loss carryforwards in an amount of 2,518 million euros,

•

cancellation of the recognition of an amount of 467 million euros of existing deferred tax assets at the opening date,

•

effect of tax losses and deductible temporary differences of the fiscal year that did not give rise to a deferred tax asset (mainly Spain) for 136 million euros.

Apart from these items, the effective tax rate for 2010 is explained mainly by the following:

•

differences in tax rates arising from the Group’s presence in jurisdictions that apply different tax rates than France;

•

the impact of remeasurment resulting from businees combination (Egypt), which does not give rise to the recognition of deferred tax in accordance with § 38 et seq. of IAS 12. This impact is presented under “Other tax effects” and amounts to 114 million euros.

The effective tax rate in 2009 was explained mainly by the following:

•

the impact of General Court of the European Union’s ruling of november 30, 2009 that resulted in a non deductible fine amounting to 964 million euros. This impact is included under “Other tax effects”;

•

the impact of tax losses and deductible temporary differences for the year that did not give rise to deferred tax assets (mainly Spain).This impact is estimated at 186 million euros and is included in “Reassessment of deferred tax assets”.

The effective tax rate in 2008 was explained mainly by the following:

•

the reassessment of the opening deferred tax assets that led to the non recongnition of deferred tax assets for the Spain tax group and, conversely, to the recognition of deferred tax assets relating to other subsidiaries

•

the impact of the “liquidity mechanism” instituted for the buyout of the minority shareholders of FT España (130 million euros).This impact is included under “Other tax effects”.

10.2   Corporate income tax on components of other comprehensive income

(in millions of euros)	December 31, 2010			December 31, 2009			December 31, 2008
	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount
Actuarial gains and losses on post-employment benefits	(117)	57	(60)	(64)	14	(50)	(42)	7	(35)
Assets available for sale	(16)	3	(13)	32	1	33	(54)	(2)	(56)
Cash flow hedges	106	(35)	71	(227)	61	(166)	459	(143)	316
Net investment hedges	(80)	37	(43)	(0)	-	(0)	(26)	-	(26)
Translation adjustments	1,712	-	1,712	175	-	175	(2,027)	-	(2,027)
TOTAL	1,605	62	1,667	(84)	76	(8)	(1,690)	(138)	(1,828)

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10.3   Tax position in statement of financial position

Breakdown by tax consolidation group and/or by region

(in millions of euros)	December 31, 2010			December 31, 2009			December 31, 2008
	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
France tax group
• Current taxes	5	1,950	(1,945)	12	61	(49)	11	22	(11)
• Deferred taxes	3,761	-	3,761	2,691	-	2,691	4,085	(0)	4,085
United Kingdom
• Current taxes	25	101	(76)	33	-	33	0	12	(12)
• Deferred taxes	0	858	(858)	-	877	(877)	(0)	1,003	(1,003)
Spain tax group
• Current taxes	3	-	3	1	-	1	(0)	-	(0)
• Deferred taxes	418	85	333	419	85	334	461	127	334
TP Group
• Current taxes	2	18	(16)	6	1	5	40	4	36
• Deferred taxes	115	0	115	89	-	89	62	0	62
Other subsidiaries
• Current taxes	89	284	(195)	90	220	(130)	93	220	(127)
• Deferred taxes	130	322	(192)	576	81	495	567	126	441
Total tax on continuing operations
• Current taxes	124	2,353	(2,229)	142	282	(140)	144	258	(114)
• Deferred taxes	4,424	1,265	3,159	3,775	1,043	2,732	5,175	1,256	3,919
Total tax charge on discontinued operations
• Current taxes	-	-	-	0	93	(93)	-	-	-
• Deferred taxes	-	-	-	(0)	237	(237)	-	-	-

The current tax liability for the France tax group mainly represents the tax liability recognized in connection with tax audits for prior years.

Change in Group net deferred taxes

(in millions of euros)	2010			2009			2008
Opening balance (assets)	2,732			3,919			5,783
	Income statement	Other*	Total*	Income statement	Other*	Total*	Income statement	Other*	Total*
Provisions for employee benefit obligations	37	80	117	12	14	26	(209)	8	(201)
Fixed assets	192	(245)	(53)	105	107	212	(51)	131	80
Tax loss carryforwards	389	(161)	228	(1,844)	147	(1,697)	(1,887)	187	(1,700)
Other temporary differences	142	(6)	135	77	195	272	57	(100)	(43)
Closing balance (assets)	3,159			2,732			3,919
* Includes other components of comprehensive income, changes in scope of consolidation, foreign exchange fluctuations and reclassifications at the opening date.

In 2010, the change in net deferred taxes was due mainly to:

•

deferred tax recognized in the income statement in a total amount of 760 million euros;

•

the inclusion of ECMS/Mobinil, fully consolidated for the first time (for 253 million euros in deferred tax liabilities) under the column heading “Other”.

In 2009 and 2008, the change in net deferred tax was due mainly to movements recognized in the income statement.

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Net deferred taxes by type

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
	Net	Net	Net
Provisions for employee benefit obligations	587	470	445
Fixed assets	(626)	(573)	(785)
Tax loss carryforwards	2,243	2,015	3,711
Other temporary differences	955	820	548
Net deferred taxes on continuing operations	3,159	2,732	3,919

Unrecognized deferred tax assets

At December 31, 2010, unrecognized deferred tax assets for the France Telecom Group amounted to 4.5 billion euros (5.7 billion euros in 2009 and 5.4 billion euros in 2008), approximately half of these relating to the Spain tax group. As of that date, the France tax group no longer had any unrecognized deferred tax assets and the amount of such assets carried by the TP Group was not material.

Unrecognized deferred tax assets comprise the tax impact of tax loss carryforwards up to 3.8 billion euros and the tax impact of deductible temporary differences up to 0.7 billion euros. These tax losses and temporary differences are available in many jurisdictions. They were not recognized in the consolidated financial statements in accordance with the accounting policies described in Note 2.19.

Unrecognized tax loss carryforwards (tax bases) for which no deferred tax assets have been recognized, together with their expiration dates, are shown in the table below.

(in millions of euros)	Tax loss carryforwards
2011	41
2012	81
2013	107
2014	228
2015	488
2016 and beyond (including carryforwards that do not expire)	12,285
TOTAL	13,230

The total of 13,230 million euros represents a tax impact of 3.8 billion euros.

NOTE 11   Goodwill

Goodwill are recognized in accordance with the accounting principles described in Note 2.12 and are presented in Note 8.2.

Movements in the net book value of goodwill are as follows:

(in millions of euros)	Note	2010	2009	2008
Opening balance	8	27,797	29,914	30,441
Acquisitions (1)	3	1,632	36	366
Disposals		0	-	(5)
Impairment	8	(509)	(449)	(271)
Translation adjustment		111	81	(623)
Reclassifications and other items (2)		(1)	(268)	6
Reclassification to assets held for sale		3	(1,517)	-
Closing balance	8	29,033	27,797	29,914

(1)  Including 1,582 million euros for Mobinil in 2010. Including, in 2008, Telkom Kenya for 157 million euros, Mobistar for 71 million euros and TP Group for 39 million euros.

(2)  In 2009, mostly relating to transactions involving the Spanish entities.

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NOTE 12   Other intangible assets

(in millions of euros)	December 31, 2010				December 31, 2009	December 31, 2008
	Gross value	Accumulated depreciation and amortization	Impairment	Net book value	Net book value	Net book value
Telecommunication licenses	4,983	(1,732)	(55)	3,196	2,066	5,613
Brands	4,210	-	(736)	3,474 (1)	3,380	3,217
Subscriber bases	4,872	(4,044)	(33)	795 (2)	802	1,232
Software	10,197	(6,609)	(37)	3,551	3,280	3,589
Other intangible assets	790	(316)	(188)	286	425	358
TOTAL	25,052	(12,701)	(1,049)	11,302	9,953	14,009

(1)  Including, at December 31, 2010, the Orange brand for 3,133 million euros and the TP brand for 201 million euros.

(2)  Including, at December 31, 2010, FT España for 412 million euros, ECMS for 303 million euros and the Jordanian entities for 53 million euros.

Movements in the net book value of other intangible assets were as follows:

(in millions of euros)	2010	2009	2008
Opening balance	9,953	14,009	16,463
Acquisitions of other intangible assets (1)	1,935	1,454	1,624
Impact of changes in the scope of consolidation (2)	1,730	38	238
Disposals	(12)	(10)	(15)
Depreciation and amortization (3)	(2,055)	(2,254)	(2,332)
Impairment	(97)	(49)	(13)
Translation adjustment (4)	(60)	427	(2,155)
Reclassifications and other items	(78)	94	199
Reclassification to assets held for sale	(14)	(3,756)	-
Closing balance	11,302	9,953	14,009

(1)  In 2010, this item mainly relates to software for 1,342 million euros and licenses for 512 million euros. In 2009, this item mainly related to software for 1,343 million euros and licenses for 58 million euros. In 2008, this item mainly related to software for 1,475 million euros and licenses for 72 million euros.

(2)  In 2010, this item mainly relates to the addition of Egypt to the scope of consolidation for 1,663 million euros. In 2008, this item mainly related to the acquisition of Telkom Kenya for 120 million euros and the acquisition of Orange Uganda for 68 million euros.

(3)  In 2010, this item relates to telecommunication licenses for (257) million euros and subscriber bases for (347) million euros (respectively (454) million euros and (416) million euros in 2009 and (540) million euros and (468) million euros in 2008).

(4)  In 2010, this item mainly relates to Egypt for (134) million euros, Orange Switzerland for 27 million euros and TP Group for 28 million euros (in 2009 and 2008, it related mainly to Orange in the United Kingdom, for 439 million euros and (2,020) million euros, respectively).

Information on telecommunication licenses at December 31, 2010

France Telecom’s commitments under licenses awarded are disclosed in Note 30.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
GSM	281	192	10.5
UMTS	914	667	10.7 to 19.4
France	1,195	859
GSM	181	144	12.7
UMTS	639	391	9.2
Spain	820	535
GSM (2 licenses)	153	5	2.8 to 3.8
UMTS	411	288	12.1
Poland	564	293
Egypt	1,278	1,011	11.5
Other	1,126	498
Total telecommunication licenses	4,983	3,196
(1) In number of years, at December 31, 2010.

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Capitalized expenditure during the year

(in millions of euros)	2010	2009	2008
External purchases	448	419	459
Labor expenses	279	261	311
Other	4	8	-
TOTAL	731	688	770

NOTE 13   Property, plant and equipment

(in millions of euros)	December 31, 2010				December 31, 2009	December 31, 2008
	Gross value	Accumulated depreciation and amortization	Impairment	Net book value	Net book value	Net book value
Land and buildings	7,085	(3,603)	(379)	3,103	3,031	3,046
Networks and terminals	72,772	(52,371)	(247)	20,154	19,012	20,971
IT equipment	3,981	(3,154)	(17)	810	777	931
Other property, plant and equipment	1,758	(1,021)	(48)	689	727	878
TOTAL	85,596	(60,149)	(691)	24,756	23,547	25,826

Movements in the net book value of property, plant and equipment were as follows:

(in millions of euros)	2010	2009	2008
Opening balance	23,547	25,826	27,272
Acquisitions of property, plant and equipment (1)	4,324	4,171	5,206
Impact of changes in the scope of consolidation (2)	1,112	3	123
Disposals and retirements	(40)	(54)	(225)
Depreciation and amortization (3)	(4,406)	(4,667)	(5,289)
Impairment	(30)	(20)	4
Translation adjustment (4)	197	110	(1,173)
Reclassifications and other items	101	(27)	(92)
Reclassification to assets held for sale	(49)	(1,795)	-
Closing balance	24,756	23,547	25,826

(1)  In 2010, this item mainly relates to networks and terminals for 3,522 million euros (3,377 million euros in 2009 and 3,952 million euros in 2008). Including 157 million euros acquired under finance leases at December 31, 2010 (170 million euros at December 31, 2009 and 173 million euros at December 31, 2008).

(2)  In 2010, this item mainly relates to the addition of Egypt to the scope of consolidation for 996 million euros and to the acquisition of Mobistar Entreprises Services SA for 76 million euros. In 2008, this item mainly related to the acquisition of Telkom Kenya.

(3)  In 2010, this item mainly relates to networks and terminals for 3,636 million euros ((3,833) million euros in 2009 and (4,504) million euros in 2008).

(4)  In 2010, this item mainly relates to Egypt for (82) million euros, Orange Switzerland for 87 million euros and TP Group for 139 million euros (in 2009, Orange in the United Kingdom for 129 million euros and, in 2008, TP Group for (720) million euros and Orange in the United Kingdom for (532) million euros).

Property, plant and equipment held under finance leases

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
	Net book value	Net book value	Net book value
Land and buildings	533	416	300
Networks and terminals	169	152	288
IT equipment and others	13	7	9
TOTAL	715	575	597

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Capitalized expenditure during the year

(in millions of euros)	2010	2009	2008
External purchases	683	496	648
Labor expenses	297	257	239
Other	19	(15)	52
TOTAL	999	738	939

NOTE 14   Interests in associates

14.1   Interests in associates

The net book values of France Telecom’s investments in associates are as follows:

(in millions of euros)	Main activity	Main co-shareholder	% interest	December 31, 2010	December 31, 2009	December 31, 2008
Company			December 31, 2010
Entities jointly controlled
Everything Everywhere	Telecommunications operator in the United Kingdom	Deutsche Telekom (50%)	50%	7,116	-	-
Mobinil and subsidiaries	Telecommunications operator in Egypt	Orascom Telecom (35%)	36%	-	535	479
Mauritius Telecom and subsidiaries	Telecommunications operator in Mauritius	Government of Mauritius (33%)	40%	71	70	64
Getesa	Telecommunications operator in Equatorial Guinea	Government of Equatorial Guinea (60%)	40%	24	27	19
Others				6	13	21
Entities under significant influence
Medi Telecom	Telecommunications operator in Morocco	Groupe Caisse de Dépôt et de Gestion (30%) Groupe FinanceCom (30%)	40%	666	-	-
Sonaecom	Telecommunications operator in Portugal	Sonae SGPS (53%)	20%	142	134	84
Orange Tunisie	Telecommunications operator in Tunisia	Investec SA (51%)	49%	57	91	-
Cie Européenne de Téléphonie	Distributor	Compagnie du Téléphone (39%)	61%	50	51	54
Arkadin	Audio and web conference services	Natural persons (64%)	20%	25	-	-
Orange Austria subgroup (ex-One)	Telecommunications operator in Austria	Mid Europa Partners (65%)	35%	-	-	-
Others				19	16	33
TOTAL				8,176	937	754

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Changes in interests in associates are summarized in the table below:

(in millions of euros)	2010	2009	2008
Opening balance	937	754	830
Dividends (1)	(472)	(37)	(99)
Share of profits (losses) (excluding impairment loss) (2)	(14)	92	105
Impairment (3)	-	46	(199)
Translation adjustment	316	(19)	21
Change in components of other comprehensive income	30	0	(2)
Acquisitions of shares (4)	7,956	116	107
Disposals of investments (5)	(577)	(21)	(6)
Reclassifications and other items	(0)	8	(3)
Reclassification to assets held for sale	-	(2)	(0)
Closing balance	8,176	937	754

(1)  In 2010, this item mainly relates to dividends paid by Everything Everywhere for (369) million euros.

(2)  Including, in 2010, Everything Everywhere for (49) million euros, Orange Tunisie for (35) million euros, Mobinil and subsidiaries for 34 million euros (until July 13, 2010), Mauritius and subsidiaries for 17 million euros and Getesa for 11 million euros.

(3)  Relates to Sonaecom.

(4)  In 2010, this item mainly relates to the fair value of the interest in Everything Everywhere for 7,259 million euros and to the equity investment in Medi Telecom for 666 million euros.

(5)  Including, in 2010, (574) million euros representing the net book value of the Egyptian entities, which have been fully consolidated since July 13, 2010.

The change in components of other comprehensive income of the entities accounted for under the equity method is summarized as follows:

(in millions of euros)	2010	2009	2008
Profit (loss) recognized in other comprehensive income during the period	19	0	(2)
Reclassification in net income for the period	11	-	-
TOTAL	30	0	(2)

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14.2   Detailed information on the main associates

Financial aggregates

Unless otherwise indicated, the main financial aggregates for 100% of each associate as of December 31 are the following (unaudited figures except for Everything Everywhere):

(in millions of euros)	Revenues	Net income	Total assets	Equity
2010
Everything Everywhere (1)	6,243	(99)	18,980	14,234
Medi Telecom (2)	521	35	1,208	335
Mauritius Telecom and subsidiaries	181	42	532	172
Getesa	94	27	116	59
Sonaecom (3)	684	30	1,838	964
Orange Austria subgroup (ex-One) (4)	578	(9)	743	(667)
Compagnie Européenne de Téléphonie (5)	169	(18)	NC	(105)
Orange Tunisie	49	(59)	331	69
2009
Mobinil and subsidiaries	1,400	247	1,834	436
Mauritius Telecom and subsidiaries	159	33	475	175
Getesa	76	18	100	67
Sonaecom	949	6	1,920	935
Orange Austria subgroup (ex-One) (4)	595	(32)	759	(657)
Compagnie Européenne de Téléphonie	169	(24)	188	(87)
Orange Tunisie	8	(2)	212	137
2008
Mobinil and subsidiaries	1,255	225	1,728	269
Mauritius Telecom and subsidiaries	160	48	474	159
Getesa	76	22	88	48
Sonaecom	976	5	1,973	929
Orange Austria subgroup (ex-One) (4)	615	(82)	878	(626)
Compagnie Européenne de Téléphonie	183	(45)	198	(63)

(1)  Since April 1, 2010, the date of its creation.

(2)  Consolidated figures under Moroccan standards.

(3)  Latest figures reported for the nine months ended September 30, 2010.

(4)  Non-current financial liabilities at 100% included in the accounts of the Orange Austria subgroup (ex-One) amounted to 1,275 million euros in 2010, 1,250 million euros in 2009 and 1,264 million euros in 2008.

(5)  Net income for Compagnie Européenne de Téléphonie was determined based on an estimate, as its closing date occurs after France Telecom Group reports its financial results.

The main transactions carried out with associates in the ordinary course of business are disclosed in Note 32.2.

Additional information

Everything Everywhere

See segment information

Orange Austria subgroup (ex-One)

In October 2007, One, which has since been renamed Orange Austria subgroup, underwent a leveraged buyout (LBO). France Telecom’s share of the total cash consideration received was 154 million euros on the transaction date.

At the same time, France Telecom and the Mid Europa Partners (MEP) investment fund entered into an investment agreement through which France Telecom invested 108 million euros in Orange Austria subgroup, giving it an interest of 35% in Orange Austria subgroup, compared with its 17.45% stake in One before the LBO.

Other than the shares pledged as collateral, France Telecom provided no guarantee for any liability, nor entered into any agreement that would require it to provide financial support to Orange Austria subgroup in any manner whatsoever.

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Based on the terms of this transaction, France Telecom deemed that its stake in Orange Austria subgroup is identical to the stake it previously held in One, plus a cash distribution, as Orange Austria subgroup is the same company as One, only more leveraged. Equity recognized on the LBO transaction date amounted to (471) million euros for 100%, representing One’s pre-LBO equity less 774 million euros of distributions paid to One’s historical shareholders (net of the amount reinvested by France Telecom) plus the 200 million euros investment of the new shareholder, MEP. Given negative equity and the absence of commitment, the contribution to the consolidated financial statements is nil. The distribution, net of France Telecom’s reinvestment, was first recorded as a reduction of the carrying amount (10 million euros before the transaction), and the amount of 36 million euros in excess of this value was recognized as a gain.

France Telecom will subsequently start to recognize a share of income in Orange Austria subgroup only when France Telecom’s share of Orange Austria subgroup’s cumulative net income equals the gain recognized in the transaction, in accordance with IAS 28. The share of total net income for the Orange Austria subgroup that is not included in the consolidated financial statements of the France Telecom Group amounted to (69) million euros, including (3) million euros for 2010, (11) million euros for 2009, (29) million euros for 2008 and (26) million euros for 2007.

Compagnie Européenne de Téléphonie (CET)

France Telecom Group owns 48.5% of CET alongside Compagnie du Téléphone (CDT). In September 2009, the Group acquired 24.99% of CDT, thereby increasing its financial interest in CET to 61.37%.

This ownership structure and an analysis of the respective rights of the shareholders indicate that the Group only has significant influence over CET.

NOTE 15   Assets available for sale

(in millions of euros)	December 31, 2010		December 31, 2009	December 31, 2008
	% interest	Fair value	Fair value	Fair value
Bull S.A. (1)	10%	33	30	11
Steria (1)	3%	9	10	4
Freenet AG (ex Mobilcom) (1)	1%	5	6	2
Investment funds (2)		34	37	44
Other companies		37	49	51
Total non-consolidated investments		118	132	112
Deposits related to QTE leases and similar items (3)		-	87	90
Other financial assets at fair value		1	1	-
Assets available for sale		119	220	202
(1) Listed companies. (2) Mainly in research and development. (3) See Note 21, Financial liabilities and net financial debt.

Changes in assets available for sale are summarized in the table below:

(in millions of euros)	2010	2009	2008
Opening balance	220	202	517
Change in fair value	(16)	32	(54)
Telkom Kenya - acquisition and consolidation	-	-	(244)
Other movements (1)	(85)	(14)	(17)
Closing balance	119	220	202
(1) Including (80) million euros in 2010 for closing the operations of QTE Leases.

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Unrealized gains and losses arising from the revaluation of the assets available for sale at fair value are recorded in other comprehensive income. When a loss is significant or lasting, it is reclassified from other comprehensive income to consolidated net income for the period. The change in fair value of the assets available for sale is summarized as follows:

(in millions of euros)	2010	2009	2008
Profit (loss) recognized in other comprehensive income during the period	14	33	(53)
Reclassification in net income for the period (1)	(30)	(1)	(1)
TOTAL	(16)	32	(54)
(1) Including (19) million euros in 2010 for the disposal of the Netezza shares and (10) million euros for closing the operations of QTE Leases.

Reserves for assets available for sale are summarized in the table below:

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Bull S.A.	26	23	4
Steria	8	9	2
Freenet AG (ex Mobilcom)	4	4	-
Others	4	22	20
TOTAL	42	58	26
of which share attributable to owners of the parent company	42	58	26
of which share attributable to non-controlling interests	-	-	-

NOTE 16   Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Handset inventories	642	554	872
Other products/services sold	30	36	39
Available broadcasting rights	34	30	29
Other supplies	78	76	95
Gross value (1)	784	696	1,035
Depreciation	(76)	(79)	(77)
Net book value	708	617	958
(1) Including stocks in channel for 132 million euros in 2010, 119 million euros in 2009 and 136 million euros in 2008.

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NOTE 17   Loans and receivables

In the statement of financial position, loans and receivables are shown under the following headings:

(in millions of euros)	December 31, 2010			December 31, 2009	December 31, 2008
	Cost	Depreciation	Net	Net	Net
Non-current loans and receivables	951	(60)	891	2,554	1,553
Current loans and other receivables	775	(0)	775	1,093	67
Total loans and other receivables	1,726	(60)	1,666	3,647	1,620
Trade receivables	6,431	(835)	5,596	5,451	6,117
Cash	1,227	-	1,227	894	928
Total loans and receivables	9,384	(895)	8,489	9,992	8,665

The net value of loans and receivables reclassified as assets held for sale was 770 million euros at December 31, 2009.

17.1   Loans and other receivables

(in millions of euros)	December 31, 2010			December 31, 2009	December 31, 2008
	Cost	Depreciation	Net	Net	Net
Cash collateral paid (1)	265	-	265	758	238
Deposits related to securitization (1)	-	-	-	73	-
Other deposits paid in connection with financing (1)	110	-	110	11	14
Loan granted to the joint venture Everything Everywhere (2)	726	-	726 (1)	1,407	-
Deposit related to General Court of the European Union’s dispute (3)	-	-	-	964	964
Receivables related to investments	168	(53)	115	44	40
Other (4)	457	(7)	450	390	364
Total loans and other receivables	1,726	(60)	1666	3,647	1,620

(1)  Items included in net financial debt (see Note 21.2).

(2)  At December 31, 2009, this amount represented the gross financial debt of assets held for sale (see Note 3). Out of this loan amount, 625 million pounds sterling were reimbursed on April 1, 2010. At December 31, 2010, the balance is included in current loans and receivables, as the loan matures on November 30, 2011.

(3)  See Note 31.

(4)  Mainly comprises security deposits and various loans.

The table below provides an analysis of the change in provision for loans and other receivables

(in millions of euros)	2010	2009	2008
Opening balance	(58)	(140)	(133)
Change in provision for depreciation	(2)	85	(1)
Translation adjustment	(0)	(0)	(6)
Reclassification and other items	(0)	(3)	(0)
Closing balance	(60)	(58)	(140)

For loans and other receivables, amounts past due but not depreciated are not material.

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17.2   Trade receivables

The France Telecom Group is commited in trade receivables securitization programs in France. As France Telecom S.A. and Orange France retain the risks related to the securitized trade receivables, and particularly the credit risk, the conditions for derecognition are not met. Accordingly, these receivables (1,170 million euros) and the external liabilities of the securitization vehicles (582 million euros) remain on the statement of financial position.

The trade receivables securitization programs were established in 2009 for a period of five years. Financing for these programs is assured until the first quarter of 2012 and is expected to be extended for an additional two years.

Net trade receivables are broken down as follows:

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Trade receivables depreciated according to their age	1,087	1,171	1,658
Trade receivables depreciated according to other criteria	392	348	372
Net trade receivables past due	1,479	1,519	2,030
Not past due	4,117	3,932	4,087
Net trade receivables	5,596	5,451	6,117

The following table provides an aging balance of net trade receivables past due and depreciated according to their age:

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Past due - under 180 days	927	902	1,322
Past due - 180 to 360 days	29	163	197
Past due - over 360 days	131	106	139
Total net trade receivables past due and depreciated according to their age	1,087	1,171	1,658

The table below provides an analysis of the change in provision for trade receivables:

(in millions of euros)	2010	2009	2008
Opening balance	(961)	(1,202)	(1,112)
Change in provision for depreciation	162	103	18
Translation adjustment	(8)	(7)	69
Impact of changes in the scope of consolidation	(28)	(1)	(146)
Reclassifications and other items	(0)	2	(31)
Reclassification to assets held for sale	-	144	-
Closing balance	(835)	(961)	(1,202)

416 million euros of trade receivables were written off at December 31, 2010 (419 million euros at December 31, 2009, and 366 million euros at December 31, 2008).

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NOTE 18   Financial assets at fair value through profit or loss

In the statement of financial position, financial assets at fair value through profit or loss are shown under the following headings:

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Non-current financial assets at fair value through profit or loss	96	199	106
Current financial assets at fair value through profit or loss, excluding cash equivalents	758	91	720
Total other financial assets at fair value through profit or loss	854	290	826
Cash equivalents	3,201	2,911	3,766
Total financial assets at fair value through profit or loss	4,055	3,201	4,592

The table below shows a breakdown of financial assets at fair value through profit or loss:

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Negotiable debt securities	603	-	608 (1)
Derivatives held for trading (assets) (2)	198	284	216
Other investments at fair value	53	6	2
Total other financial assets at fair value through profit or loss	854	290	826
Deposits	906	427	1,060
Certificates of deposit	37	138	1,249
Commercial paper	-	-	450
Mutual funds (SICAV and FCP) (3)	2,155	2,112	866
Other	103	234	141
Cash equivalents	3,201	2,911	3,766
Total financial assets at fair value through profit or loss	4,055	3,201	4,592

(1)  Matured on January 2, 2009.

(2)  See Note 22.

(3)  These investments are classified in the AMF category “Monétaires euro” and meet the criteria required for classification as cash equivalents (assets that are readily convertible into a known amount of cash and exposed to negligible risk of change in value).

Apart from derivative assets, which are classified by nature as financial assets at fair value through profit or loss, the other financial assets are included in this category, as they are short-term investments whose management and performance are evaluated on the basis of fair value.

NOTE 19   Other assets and prepaid expenses

19.1   Other assets

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
VAT receivables	1,213	1,150	1,360
Advances and downpayments	297	154	135
Submarine cable consortium (1)	523	268	144
Other	334	288	510
TOTAL	2,367	1,860	2,149
of which other non-current assets	21	32	32
of which other current assets	2,346	1,828	2,117

(1)  This item relates to receivables from members of a submarine cable consortium since France Telecom is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables have as counterpart a liability of the same amount (see Note 25, Other liabilities and deferred income). The change in the value compared with December 31, 2009 is mainly due to the construction of the ACE submarine cable, which is currently under construction.

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19.2   Prepaid expenses

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Prepaid external purchases (1)	295	372	533
Other prepaid operating expenses	28	35	31
TOTAL	323	407	564
(1) Mainly relates to prepaid rents.

NOTE 20   Equity

At December 31, 2010, France Telecom S.A.’s share capital, based on the number of issued shares, amounted to 10,595,434,424 euros, comprising 2,648,858,606 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 26.97% of France Telecom S.A.’s share capital and voting rights either directly or indirectly in concert with the Fonds Stratégique d’Investissement.

20.1   Changes in share capital

During the period ended December 31, 2010, France Telecom S.A. issued 148,832 new shares following the exercise of stock options or liquidity instruments, including:

•

56,729 new shares issued in respect of plans granted by Wanadoo between 2000 and 2003, then transferred to France Telecom S.A. when the merger of Wanadoo occurred;

•

92,103 new shares issued in respect of plans granted by Orange between 2001 and 2003 and for which the holders received options liquidity instruments.

The issuance of these new shares was duly recorded by the Board of Directors at its meeting on January 19, 2011.

20.2   Treasury shares

During the year ended December 31, 2010, France Telecom bought back 135,000 shares under the program authorized by the Shareholders’ Meeting of May 26, 2009.

France Telecom did not buy back any shares under the new program authorized by the Shareholders’ Meeting of June 9, 2010 (the “2010 Buyback Program”), which is described in the France Telecom registration document filed with the French Securities Regulator on April 28, 2010.

The above figures do not include shares bought under the terms of the liquidity contract entered into with an investment services provider and implemented under the program authorized by the Shareholders’ Meeting of May 21, 2007. This contract has been renewed on its anniversary date and has continued to be implemented under the 2010 Buyback Program. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

During the year, 2,173,227 shares were delivered to unwind the World free share reward plan.

At December 31, 2010, the company held 4,609 of its own shares (of which no shares under the terms of the liquidity contract), compared with 2,042,836 at December 31, 2009 (of which no shares under the terms of the liquidity contract) and 10,113,380 at December 31, 2008 (of which no shares under the terms of the liquidity contract). Treasury shares are recorded as a reduction in equity.

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20.3   Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share:

(in millions of euros)	2010	2009	2008
Net income of continuing operations used for calculating basic earnings per share (a)	3,810	2,818	3,669
Impact on net income of converting each category of dilutive financial instruments:	-	-	-
• TDIRA (1)	57	-	-
• OCEANE	-	0	25
Net income of continuing operations used for calculating diluted earnings per share (b)	3,867	2,818	3,694
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	1,070	200	404
Net income used for calculating basic earnings per share (a)+(c)	4,880	3,018	4,073
Net income used for calculating diluted earnings per share (b)+(c)	4,937	3,018	4,098
(1) The TDIRA, which were non-dilutive at December 31, 2009 and 2008, were not included in the calculation of diluted earnings per share.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share:

(number of shares)	December 31, 2010	December 31, 2009	December 31, 2008
Weighted average number of ordinary shares outstanding - basic	2,647,269,516	2,648,020,634	2,611,889,097
Weighted average number of shares potentially arising on conversion of TDIRA (1)	61,854,754	-	-
Weighted average number of shares potentially arising on conversion of OCEANE	-	72,358	42,260,020
Weighted average number of ordinary shares arising from the conversion France Telecom stock option and related plans (2)	541,125	1,025,869	2,419,249
Weighted average number of treasury shares held to cover free share award plans	651,628	2,141	1,987,449
Weighted average number of shares outstanding - diluted	2,710,317,023	2,649,121,002	2,658,555,815

(1)  TDIRA represented 77,742,959 shares at December 31, 2009 and 101,965,284 shares at December 31, 2008.

(2)  Subscription options with an exercise price greater than the 12-month average market price are not included in the calculation of diluted earnings per share.

Information on instruments that were non-dilutive at year-end but potentially dilutive in future periods

In 2010, due to the annual average share price, which was 16.34 euros:

•

the Orange stock option plans were non-dilutive up to 13,935,671 shares;

•

the France Telecom (ex Wanadoo) stock option plans were non-dilutive up to 1,243,891 shares;

•

the France Telecom 2005 and 2007 stock option plans, representing 20,472,734 shares, were non-dilutive overall.

The weighted average exercise price under each plan is disclosed in Note 26 “Other information relating to share-based payment and similar compensation”.

20.4   Dividends

At its meeting of July 28, 2010, the Board of Directors decided to distribute an interim cash dividend of 0.60 euro per share in respect of 2010. This interim dividend was paid on September 2, 2010 for a total amount of 1,589 million euros.

The France Telecom Shareholders’ Meeting held on June 9, 2010 decided the distribution of a dividend of 1.40 euro per share in respect of 2009. Given the interim dividend of 0.60 euro per share, which was paid out on September 2, 2009 for a total of 1,588 million euros, the distribution on June 17, 2010, amounted to 0.80 euro per share, for a total of 2,117 million euros.

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The France Telecom Shareholders’ Meeting held on May 26, 2009 had decided the distribution of a dividend of 1.40 euro per share in respect of 2008. Given the interim dividend of 0.60 euro per share, which was paid out on September 11, 2008 for a total of 1,563 million euros, the distribution on June 30, 2009, amounted to 0.80 euro per share, for a total of 2,091 million euros. This payment was made in cash for 1,553 million euros and in France Telecom shares for 538 million euros, since shareholders had the option to receive payment of 50% of the balance of the dividend, i.e. 0.40 euro per share, in France Telecom shares.

The France Telecom Shareholders’ Meeting held on May 27, 2008 had decided the distribution of a cash dividend of 1.30 euro per share in respect of 2007. The dividend was paid on June 3, 2008 for a total amount of 3,386 million euros.

20.5   Cumulative translation adjustment

The change in translation adjustments for continuing operations is broken down as follows:

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Profit/(loss) recognized in other comprehensive income during the period	679	(266)	(179)
Reclassification to net income for the period (1)	(60)	-	-
Total translation adjustments for continuing operations	619	(266)	(179)
(1) Arising from transactions in connection with the Egyptian entities. See Note 3.

The change in translation adjustments for discontinued operations is broken down as follows:

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Profit/(loss) recognized in other comprehensive income during the period	(4)	441	(1,848)
Reclassification to net income for the period (1)	1,097	-	-
Total translation adjustments for discontinued operations	1,093	441	(1,848)

(1)  Including 1,031 million euros in connection with the disposal of the interest in Orange in the UK and 66 million euros in connection with entities liquidated following reorganization of operations in the UK. See Note 3.

The table below provides a breakdown of cumulative translation adjustments by currency.

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Pound sterling	734	(691)	(992)
o/w translation adjustments for discontinued operations	-	(1,093)	(1,534)
Polish zloty	1,096	930	874
Swiss franc	155	0	(2)
Egyptian pound	(203)	(12)	3
Slovakian crown	244	244	244
Other	(32)	(189)	(20)
TOTAL	1,994	282	107
of which share attributable to owners of the parent company	1,689	37	(135)
of which share attributable to non-controlling interests	305	245	242

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20.6   Non-controlling interests (previously called “minority interests”)

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Net income attributable to non-controlling interests	(3)	384	345
o/w TP Group	15	154	321
o/w Sonatel Group	166	147	121
o/w Mobistar	114	126	141
o/w Egypt (1)	(275)	-	0
o/w Spain	(0)	(41)	(298)
Comprehensive net income attributable to non-controlling interests	52	383	126
o/w TP Group	47	168	120
o/w Sonatel Group	167	142	113
o/w Mobistar	114	126	141
o/w Egypt	(274)	0	0
o/w Spain	(0)	(41)	(298)
Dividends paid to minority shareholders	610	571	600
o/w TP Group	252	233	302
o/w Sonatel Group	143	125	136
o/w Mobistar	129	129	85
Equity attributable to non controlling interests	2,448	2,713	3,511
o/w TP Group	1,405	1,610	1,675
o/w Sonatel Group	541	502	467
o/w Mobistar	206	221	223
(1) Of which (300) million euro relating to the impairment loss attributable to non-controlling interests. See note 8.

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NOTE 21   Financial liabilities and net financial debt

21.1   Financial liabilities

In the statement of financial position, the different categories of financial liabilities are shown under the following headings:

(in millions of euros)	December 31, 2010			December 31, 2009			December 31, 2008
	Non- current	Current	Total	Non- current	Current	Total	Non- current	Current	Total
Financial liabilities at amortized cost	31,397	4,525	35,922	30,321	6,230	36,551	31,192	8,152	39,344
Deposits received from customers	220	-	220	181	-	181	134	-	134
Total financial liabilities at amortized cost, excluding trade payables	31,617	4,525	36,142	30,502	6,230	36,732	31,326	8,152	39,478
Trade payables	466	8,274	8,740	411	7,531	7,942	428	9,279	9,707
Total financial liabilities at amortized cost	32,083	12,799	44,882	30,913	13,761	44,674	31,754	17,431	49,185
Financial liabilities at fair value through profit or loss	2,175	366	2,541	614	73	687	495	913	1,408
Hedging derivatives liabilities (1)	250	18	268	693	1	694	650	2	652
Total financial liabilities	34,508	13,183	47,691	32,220	13,835	46,055	32,899	18,346	51,245
(1) See Note 22.

The table below shows a breakdown of liabilities at fair value through profit or loss:

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Bonds at fair value through profit or loss	25	-	-
Amena price guarantee	-	-	810
Derivatives held for trading (liabilities)	628	664	543
Commitment to purchase Mobinil-ECMS shares	1,880 (1)	-	-
Other commitments to purchase non-controlling interests	8	23	55
Total financial liabilities at fair value through profit or loss	2,541	687	1,408
(1) Remeasured amount at December 31, 2010 (see Note 3).

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21.2   Net financial debt

Net financial debt as defined and used by France Telecom corresponds to (a) financial liabilities excluding operating payables (translated at the year-end closing rate), less (b): (i) all derivative instruments carried in assets, (ii) cash collateral paid on derivative instruments, (iii) some deposits related to financing, (iv) cash, cash equivalents and financial assets at fair value, and, since 2010 (v) the loan granted by the Group to the joint venture Everything Everywhere.

Derivatives qualifying as cash flow hedge and net investment hedge are set up to hedge items that are not included in net financial debt (future cash flows, net investment in foreign currencies). However, as the market value of these derivatives is included in the calculation of net financial debt, the “effective portion of cash flow hedges” and the “unrealized gain or loss on net investment hedges” (c) are added to net financial debt to offset this temporary difference.

Items in the statement of financial position included in the calculation of net financial debt

(in millions of euros)	December 31, 2010		December 31, 2009		December 31, 2008
	Statement of financial position	o/w included in calculation of net financial debt	Statement of financial position	o/w included in calculation of net financial debt	Statement of financial position	o/w included in calculation of net financial debt
Non-current financial liabilities at amortized cost, excluding trade payables	31,617	31,397	30,502	30,322	31,326	31,192
Non-current financial liabilities at fair value through profit or loss	2,175	2,175	614	614	495	495
Non-current hedging derivatives liabilities	250	250	693	693	650	650
Current financial liabilities at amortized cost, excluding trade payables	4,525	4,525	6,230 (1)	6,058	8,152	8,152
Current financial liabilities at fair value through profit or loss	366	366	73	73	913	913
Current hedging derivatives liabilities	18	18	1	1	2	2
Liabilities included in the calculation of net financial debt (a)		38,731		37,761		41,404
Assets available for sale	119	0	220	87	202	90
Non-current loans and receivables	891	367	2,554 (2)	767	1,553	250
Non-current financial assets at fair value through profit or loss	96	96	199	199	106	106
Non-current hedging derivatives assets	328	328	180	180	625	625
Current loans and other receivables	775	734	1,093	76	67	2
Current financial assets at fair value through profit or loss, excluding cash equivalents	758	758	91	91	720	720
Current hedging derivatives assets	72	72	18	18	75	75
Cash equivalents	3,201	3,201	2,911	2,911	3,766	3,766
Cash	1,227	1,227	894	894	928	928
Assets included in the calculation of net financial debt (b)		6,783		5,223		6,562
Retained earnings	2,775	(108)	539	(4)	1,247	582
Components of equity included in the calculation of net financial debt (c)		(108)		(4)		582
Net financial debt (a)-(b)+(c)		31,840		32,534		35,424

(1)  The 172 million euros liability representing cash generated during the second half of 2009 by assets held for sale and invested at France Telecom S.A. is excluded from the net financial debt.

(2)  The 1,407 million euros loan granted to assets held for sale is not included in net financial debt at December 31, 2009. Out of this amount, 625 million pounds sterling were reimbursed on April 1, 2010.

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Analysis of net financial debt

(in millions of euros)	Note	December 31, 2010	December 31, 2009	December 31, 2008
TDIRA	21.3	1,594	1,631	2,860
Bonds, excluding TDIRA	21.4	29,434	31,094	29,932
Bank loans	21.5	2,249	1,543	3,167
Finance lease liabilities		561	664	1,231
Securitization debt		582	807	1,231
Cash collateral received		236	-	-
Commercial paper		601	300	603
Bank overdrafts		165	96	97
Commitment to purchase Mobinil-ECMS shares	3	1,880	-	-
Other commitments to purchase non-controlling interests		8	23	55
Amena price guarantee	3	-	-	810
Other financial liabilities		525	243	223
Derivatives (liabilities)	22	896	1,360	1,195
Liabilities included in the calculation of net financial debt (a)		38,731	37,761	41,404
Derivatives (assets)	22	598	483	915
Gross financial debt after derivatives		38,133	37,278	40,489
Deposits related to QTE leases and similar items (assets available-for-sale)	15	-	87	90
Cash collateral paid	17	265	758	238
Deposits related to securitization	17	-	73	-
Other deposits related to financing	17	110	11	14
Loan granted to the joint venture Everything Everywhere	17	726	-	-
Other financial assets at fair value, excluding derivatives	18	656	6	611
Cash equivalents	18	3,201	2,911	3,766
Cash	17	1,227	894	928
Assets included in the calculation of net financial debt (b)		6,783	5,223	6,562
Effective portion of cash flow hedges		(1)	23	608
Unrealized gain (loss) on net investment hedges		(107)	(27)	(26)
Components of equity included in the calculation of net financial debt (c)		(108)	(4)	582
Net financial debt (a)-(b)+(c)		31,840	32,534	35,424

Debt maturity schedules are presented in Note 27.3.

Analysis of net financial debt by currency

The table below provides an analysis of net financial debt by currency, after hedging derivatives set up to hedge items that are included in net financial debt.

(Equivalent value in millions of euros at year-end closing rate)	EUR	GBP	PLN	EGP	CHF	USD	Other	Total
Net debt by currency before derivatives (1)	19,707	4,608	(177)	1,701	1,009	4,314	678	31,840
Effect of derivatives	9,165	(4,729)	1,076	-	4	(4,424)	(1,092)	0
Net financial debt by currency after derivatives	28,872	(121)	899	1,701	1,013	(110)	(414)	31,840
(1) Including the market value of derivatives in local currency.

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Analysis of net financial debt by entity

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
France Telecom S.A.	27,693	30,015	30,196
Commitment to purchase Mobinil-ECMS shares	1,880	-	-
TP Group	961	1,069	1,300
ECMS	850	-	-
FT España	622	616	1,268
Securitization debt	572	724	1,231
Loan granted to the joint venture Everything Everywhere	(726)	-	-
Other	(12)	110	1,429
Net financial debt	31,840	32,534	35,424
Overall effective interest rate	5.63%	5.90%	6.28%

21.3   Perpetual bonds redeemable for shares (TDIRA)

On March 3, 2003, under the terms of the MCSA settlement agreement (see Note 31), France Telecom issued perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, reserved for members of the banking syndicate (the “Bank Tranche”) and for MobilCom’s suppliers (the “Supplier Tranche”). The TDIRA are listed on Eurolist by Euronext Paris (international section) and were approved by the Commission des Opérations de Bourse (French Securities Regulator) on February 24, 2003.

The TDIRA are redeemable to new France Telecom ordinary shares, at any time at the holders’ request or, under certain conditions as described in the appropriate information memorandum, at France Telecom’s initiative based on a ratio of 503.4654 shares to one TDIRA for the Bank Tranche (i.e. conversion price of 28.006 euros) and 405.7175 shares to one TDIRA for the Supplier Tranche (i.e. conversion price of 34.753 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

From January 1, 2006 until December 31, 2009, the interest rate on the TDIRA was 5.25%. Since January 1, 2010, the interest rate on the TDIRA has been 3-month Euribor + 2.5%.

If no dividend payment is voted in the Ordinary Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay payment of the coupon. The amount of interest due will itself bear interest at the 12-month Euribor rate until the deferred payments are made. This deferred interest must be paid in full - including the related accrued interest - at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before redemption of the TDIRA.

Taking into account redemptions made since their issue, 129,635 TDIRA remained outstanding at December 31, 2010, including 111,905 for the Bank Tranche and 17,730 for the Supplier Tranche, for a nominal amount of 1,828 million euros.

The TDIRA are classified as hybrid instruments, with the following breakdown at December 31, 2010:

•

a liability component of 1,594 million euros recognized at amortized cost;

•

an equity component, before deferred taxes, of 439 million euros. This component, calculated at inception, does not vary over the lifetime of the instrument, with the exception of redemptions.

The difference between the total nominal amount of the TDIRA and the sum of the liability and equity components therefore equals the amortized cost adjustment on the liability component recognized since inception.

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Number	129,635	129,635	230,382
Equity component, before deferred tax	439	439	780
Original liability component (a)	1,389	1,389	2,468
Nominal amount of TDIRA	1,828	1,828	3,248
Amortized cost adjustment, excluding accrued interest (b)	190	146	221
Accrued interest (c)	15	96	171
Total liability in statement of financial position (a) + (b) + (c)	1,594	1,631	2,860
Effective interest rate on the liability component	7.07%	7.77%	7.51%
Paid interest	140	206	220

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21.4   Bonds, excluding TDIRA

Bonds or new tranches issued during 2010 are shown in italics.

France Telecom S.A.

Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2010	December 31, 2009	December 31, 2008
Bonds matured before December 31, 2010				-	2,944	6,531 (5)
USD (1) (2)	3,500	March 1, 2011	7.750	-	2,342	2,432
GBP (1) (2)	600	March 14, 2011	7.500	623	659	614
JPY	15,000	May 10, 2011	1.820	138	113	119
JPY	7,000	May 10, 2011	1.218	64	53	55
CAD	250	June 23, 2011	4.950	188	165	147
EUR (2)	750	January 23, 2012	4.625	590	750	750
EUR (2)	1,225	February 21, 2012	4.375	809	1,225	1,225
CHF	400	April 11, 2012	2.750	320	270	269
GBP	250	May 24, 2012	5.500	291	281	263
EUR (2)	3,500	January 28, 2013	7.250	3,076	3,500	3,500
CHF	500	September 6, 2013	3.375	400	337	-
EUR	1,000	January 22, 2014	5.000	1,000	1,000	-
EUR	750	May 22, 2014	5.250	750	750	750
USD	1,250	July 8, 2014	4.375	935	868	-
CHF	400	December 4, 2014	3.500	320	270	269
EUR	100	January 19, 2015	3M Euribor + 0.62	100	-	-
EUR	100	January 29, 2015	3M Euribor + 0.63	100	-	-
HKD	500	February 4, 2015	2.950	48	-	-
EUR	70	February 9, 2015	3M Euribor + 0.62	70	-	-
JPY	46,100	June 29, 2015	1.230	424	-	-
JPY	6,200	June 29, 2015	3M JPY Libor + 0.67	57	-	-
USD	750	September 16, 2015	2.125	561	-	-
EUR	1,150	October 14, 2015	3.625	1,150	1,150	1,150
GBP	750	May 12, 2016	5.000	871	844	-
CAD	200	June 23, 2016	5.500	150	132	118
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,900
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	581	563	525
EUR	1,550	May 22, 2018	5.625	1,550	1,550	1,550
EUR	465	July 25, 2018	3%+EUR HICP (3)	465	465	465
USD	1,250	July 8, 2019	5.375	935	868	-
EUR	25	February 10, 2020	4.200	25	-	-
EUR (4)	25	February 10, 2020	CMS 10 years + 0.8	25	-	-
EUR	1,000	April 9, 2020	3.875	1,000	-	-
GBP	450	November 10, 2020	7.250	523	507	472
EUR	750	January 14, 2021	3.875	750	-	-
EUR	500	September 16, 2022	3.375	500	-	-
EUR	500	November 13, 2022	4.219	500	500	500
GBP	350	December 5, 2025	5.250	407	394	367
GBP	500	November 20, 2028	8.125	581	563	525
USD (1)	2,500	March 1, 2031	8.500	1,842	1,709	1,769
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
GBP	500	January 23, 2034	5.625	581	563	525
GBP	250	March 29, 2037	6.000	291	267	263
GBP	250	November 22, 2050	5.375	291	-	-
Outstanding amount of bonds				27,382	29,102	28,653
Accrued interest				855	939	837
Other adjustments				(39)	(17)	98
TOTAL				28,198	30,024	29,588

(1)  Bonds with a step-up clause (clause that triggers a change in interest payments if France Telecom’s credit rating from the rating agencies changes).

(2)  Bonds fully or partially redeemed in advance in 2010.

(3)  EUR HICP: Harmonized Index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.

(4)  This bond is measured at fair value through profit or loss. In 2010, a gain of 1 million euros was recognized on the remeasurement of this bond.

(5)  Includes the initial debt component of the OCEANE for 594 million euros at December 31, 2008. The OCEANE were fully redeemed on January 2, 2009.

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France Telecom S.A.’s bonds at December 31, 2010 were redeemable at maturity, and no specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

TP Group

Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2010	December 31, 2009	December 31, 2008
Bonds matured before December 31, 2010				-	-	-
EUR	300	July 5, 2011	4.625	300	300	300
EUR	700	May 22, 2014	6.000	700	700	-
Outstanding amount of bonds				1,000	1,000	300
Accrued interest				32	32	8
Other adjustments				9	6	(1)
TOTAL				1,041	1,038	307

ECMS

Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2010	December 31, 2009	December 31, 2008
Bonds matured before December 31, 2010				-	-	-
EGP	1,500	January 24, 2015	12.250	193	-	-
Outstanding amount of bonds				193	-	-
Accrued interest				-	-	-
Other adjustments				(4)	-	-
TOTAL				189	-	-
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21.5   Bank loans

The table below provides an analysis of bank loans by entity:

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
ECMS (1)	702	-	-
FT España	502	492	1,140
TP Group (1)	470	518	1,420
France Telecom S.A.	216	220	270
Other (2)	359	313	337
Bank loans	2,249	1,543	3,167
(1) Credit line drawdowns. (2) Includes 148 million euros of credit lines drawn down at December 31, 2010 (91 million euros at December 31, 2009 and 102 million euros at December 31, 2008).

Credit lines

At December 31, 2010, the France Telecom Group had access to credit facilities in the form of bilateral credit lines and syndicated credit lines.

	Original currency	Amount available (in millions of currency units)	Euro-equivalent (in millions of euros)	Nominal amount drawn down (in millions of euros)	Maturity
Bank overdrafts
France Telecom S.A.	EUR	150	150	-	-
Syndicated credit lines
France Telecom S.A.	EUR	8,000	8,000	-	June 20, 2012 (3)
TP S.A.	EUR	400	400	-	April 18, 2013
	PLN	2,000	503	-	October 22, 2015
ECMS	EGP	818	106	106	April 30, 2013
	EGP	2,300	297	297	August 14, 2014
	EGP	2,120	273	273	March 2, 2015
	EGP	610	79	13	April 22, 2014
Orange Slovensko	EUR (1)	199	199	-	December 5, 2011
Other			41	37
Bilateral credit lines
TP S.A.	PLN (2)	1,391	350	350	September 15, 2013
	EUR	50	50	50	June 15, 2012
	EUR	42	42	42	December 15, 2015
	PLN	78	20	20	June 15, 2012
	USD	16	12	12	January 2, 2021
FT España	EUR	105	105	-	from April 1, 2011 to January 12, 2012
Other			154	110
TOTAL			10,781	1,310

(1)  Credit line initially denominated in Slovak koruna and converted into euros.

(2)  Amounts may be drawn in different currencies (zloty, euro, dollar, pound sterling).

(3)  In January 2011, France Telecom S.A.’s 8 billion euro syndicated credit line was replaced by a 6 billion euro syndicated credit line with a maturity date of January 28, 2016 (see Note 27.3).

Most of the Group’s bank lines of credit bear interest at floating rates.

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 27.4.

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NOTE 22   Derivative instruments

Items in the statement of financial position included in the derivatives portfolio

(in millions of euros)	December 31, 2010		December 31, 2009		December 31, 2008
	Statement of financial position	o/w derivatives	Statement of financial position	o/w derivatives	Statement of financial position	o/w derivatives
Non-current financial liabilities at fair value through profit or loss	(2,176) (1)	(272)	(614)	(614)	(495)	(492)
Non-current hedging derivatives liabilities	(250)	(250)	(693)	(693)	(650)	(650)
Current financial liabilities at fair value through profit or loss	(366)	(356)	(73)	(51)	(913)	(861) (2)
Current hedging derivatives liabilities	(18)	(18)	(1)	(1)	(2)	(2)
Liabilities included in the derivatives portfolio		(896)		(1,359)		(2,005)
Non-current financial assets at fair value through profit or loss	96	96	199	199	106	106
Non-current hedging derivatives assets	328	328	180	180	625	625
Current financial assets at fair value through profit or loss, excluding cash equivalents	758	102	91	85	720	109
Current hedging derivatives assets	72	72	18	18	75	75
Assets included in the derivatives portfolio		598		482		915
Net derivatives		(298)		(877)		(1,090)
(1) Including remeasured amount of commitment to purchase Mobinil-ECMS shares for (1,880) million euros (see Note 3). (2) Including Amena price guarantee for (810) million euros.

Analysis of market value of derivatives

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
	Net	Net	Net
Cash flow hedge derivatives	151	(90)	476
Fair value hedge derivatives	103	(381)	(402)
Net investment hedge derivatives	(122)	(25)	(27)
Hedging derivatives	132	(496)	47
Amena price guarantee (1)	-	-	(810)
Derivatives held for trading	(430)	(381)	(327)
Net derivatives	(298)	(877)	(1,090)
• of which foreign exchange impact	(161)	(946)	(980)
• of which interest rate impact	(137)	67	700

(1)  At the time of the acquisition by France Telecom, on November 8, 2005, of Auna Operadores de Telecomunicaciones SA, which owns Retevision Movil SA (Amena), the  shareholders that owned the remainder of the shares in Auna (renamed France Telecom España in 2006) were awarded certain guarantees in respect of the price at which France Telecom would buy their shares. After France Telecom acquired the non-controlling interests of France Telecom España in April 2009, the price guarantee expired.

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22.1   Cash flow hedges

To hedge the exposure of some of their financial cash flows to foreign currency risk, the following entities of the France Telecom Group have set up risk hedging policies:

ENTITY	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging instrument	Hedging instrument	Hedged risk
France Telecom S.A.	EUR	250	CAD	June 23, 2011	Cross-currency interest rate swaps	Currency and interest rate
TP Group	PLN	130	EUR	July 5, 2011	Cross-currency swaps	Currency
TP Group	PLN	19	EUR	June 15, 2012	Cross-currency swaps	Currency
TP Group	PLN	78	PLN	June 15, 2012	Interest rate swaps	Interest rate
TP Group	PLN	303	EUR	May 22, 2014	Cross-currency interest rate swaps	Currency and interest rate
TP Group	PLN	53	EUR	May 22, 2014	Interest rate swaps	Interest rate
TP Group	PLN	1,341	PLN	May 22, 2014	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	400	CHF	Dec. 4, 2014	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	100	EUR	January 19, 2015	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	100	EUR	January 29, 2015	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	500	HKD	February 4, 2015	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	70	EUR	February 9, 2015	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	46,100	JPY	June 29, 2015	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	6,200	JPY	June 29, 2015	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	750	USD	Sept. 16, 2015	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	200	CAD	June 23, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	350	EUR	July 25, 2018	Interest rate swaps	Interest rate (HICP inflation index)
FT ImmoH	EUR	93	EUR	June 30, 2020	Interest rate swaps	Interest rate
FT ImmoH	EUR	134	EUR	Sept. 28, 2021	Interest rate swaps	Interest rate
FT ImmoH	EUR	77	EUR	January 31, 2024	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	500	GBP	Nov. 20, 2028	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	1,600	USD	March 1, 2031	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	250	GBP	Nov. 22, 2050	Cross-currency interest rate swaps	Currency and interest rate

For each hedging relationship, the hedged item affects profit or loss:

•

each year on interest payment dates;

•

each year on recognition of unrealized foreign exchange gains or losses upon remeasurement of the nominal amount up to the maturity date of the hedging instrument.

In order to hedge the exposure of some of their operating cash flows (purchase or sale) in foreign currencies, the following entities of the France Telecom Group have set up risk hedging policies. The main hedges are shown in the table below:

ENTITY	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging instrument	Hedging instrument	Hedged risk
Orange Communications (OCH)	CHF	109	EUR	2011	Forward purchases	Purchases in euros
France Telecom S.A.	EUR	63	USD	2011-2012	Forward purchases	Payment for ACE cable in US dollars
FT Marine	EUR	42	USD	2011-2012	Forward purchases	Sales in US dollars
TP Group	PLN	35	EUR	2014	Cross-currency swaps	Payment for UMTS license in euros

For each hedging relationship, the hedged item will affect profit or loss in each year until the maturity date of the hedging instrument.

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The change in the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2010	2009	2008
Gain (loss) recognized in other comprehensive income during the period (1)	132	(165)	381
Reclassification to net income for the period	(28)	(14)	22
Reclassification to operating income for the period	5	(1)	2
Reclassification to initial carrying amount of hedged item	(3)	7	-
TOTAL	106	(173)	405
(1) Mainly includes interest rate impact on cross-currency interest rate swaps (see Note 22.4).

Furthermore, the foreign exchange impact of derivatives used to hedge foreign-currency denominated bond issues generated an unrealized foreign exchange gain of 176 million euros which is recognized directly in profit or loss, thereby offsetting exposure arising from the remeasurement of these bonds at the closing exchange rate in the statement of financial position.

The ineffective portion of cash flow hedges recognized in finance costs amounted to 0 million euros in 2010 versus (3) million euros in 2009 and (3) million euros in 2008.

22.2   Fair value hedges

The main purpose of the France Telecom Group’s fair value hedges is to switch its fixed-rate debt into variable rate debt and, for certain hedges, to convert foreign currency issues into euro issues.

The main hedges are shown in the table below.

Entity	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging instrument	Hedging instrument	Hedged risk
France Telecom S.A.	EUR	500	GBP	January 23, 2011	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	15,000	JPY	May 10, 2011	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	400	CHF	April 11, 2012	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	250	GBP	May 24, 2012	Interest rate swaps	Interest rate
TP Group	PLN	180	EUR	May 22, 2014	Cross-currency interest rate swaps and interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	115	EUR	July 25, 2018	Interest rate swaps	Interest rate (HICP inflation index)

Fair value hedges affects profit or loss as follows:

(in millions of euros)	2010	2009	2008
Gain (loss) recognized on hedging instruments	(32)	23	172
Change in accrued interest	(48)	69	(7)
Gain (loss) recognized on hedging instruments (excluding accrued interest) (1)	16	(46)	179
Gain (loss) recognized on hedged items	(2)	59	(170)
Ineffectiveness (finance costs, net)	14	13	9
(1) Used in effectiveness tests.

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In 2010, some fair value hedging relationships were discontinued following cancellation of the hedging instruments. In accordance with the accounting principles applied by France Telecom (see Note 2.17), the fair value of the underlying debt at the hedge accounting termination date is amortized through profit or loss over the remaining term of the initial hedging relationship using an effective interest rate recalculated as of that date, mainly:

•

16 million euros for the bond with a nominal value of 1,250 million US dollars, maturing on July 8, 2014;

•

44 million euros for the bond with a nominal value of 750 million pounds sterling, maturing on May 12, 2016;

•

37 million euros for the bond with a nominal value of 300 million euros, maturing on May 22, 2018.

22.3   Net investment hedges

Since 2008, the France Telecom Group has set up derivative financial instruments to hedge its foreign exchange risk on its net investment in Switzerland. These are cross-currency interest rate swaps for which the foreign exchange component qualified as a net investment hedge.

At December 31, 2010, the hedged nominal amount totaled 633 million Swiss francs for net assets in Swiss francs amounting to 865 million euros excluding net debt (see Note 27.2).

The change in the net investment hedge reserve is analyzed as follows:

(in millions of euros)	2010	2009	2008
Gain (loss) recognized in other comprehensive income during the period	(80)	(0)	(26)
Reclassification to net income for the period	-	-	-
TOTAL	(80)	(0)	(26)

The ineffective portion of net investment hedges recognized in finance costs amounted to (17) million in 2010 versus 5 million euros in 2009 and (1) million euros in 2008.

22.4   Hedging instruments reserves

In accordance with cash flow and net investment hedge accounting, the portion of gain or loss realized on the hedging instrument that is deemed to be effective is recognized in other comprehensive income in hedging instruments reserves.

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Effective component of cash flow hedges	1	(76)	500
Reserve to be amortized for discontinued hedges	547	516	123
Effective component of net investment hedges	(107)	(27)	(26)
Contribution of France Telecom S.A. (1)	441	413	597
Contribution of other entities	(2)	(0)	43
TOTAL	439	413	640
o/w share attributable to owners of the parent company	440	412	645
o/w share attributable to non-controlling interests	(1)	1	(5)
(1) Mainly includes interest rate effect on cross-currency interest rate swaps.

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NOTE 23   Employee benefits

23.1   Key figures

(in millions of euros)	Notes	December 31, 2010	December 31, 2009	December 31, 2008
Pensions and other long-term employee benefit obligations	23.2	1,960 (1)	1,333 (1)	678
Provision for employment termination benefits	23.3 and 24	135 (2)	438 (2)	897 (2)
Liabilities related to employee shareholding plan		1	16	21
Other employer-related payables and payroll taxes due		1,681	1,561	1,645
Total employee benefit obligations		3,777	3,348	3,241
Of which non-current employee benefits		1,826	1,223	652
Of which current employee benefits		1,816	1,687	1,692
Of which provisions		135	438	897

(1)  Including 1,050 million euros in 2010 and 569 million euros in 2009 for the French part-time for seniors plan.

(2)  Including 131 million euros in 2010, 433 million euros in 2009 and 889 million euros in 2008 for early retirement plans.

23.2   Pensions and other long-term employee benefit obligations

Type of plans

Pensions and other long-term employee benefit obligations, which are estimated based on actuarial assumptions, comprise post-employment benefits and other long-term benefits.

Post-employment benefits include:

•

retirement compensation;

•

other pension plans: the benefits provided under these plans are mainly based on years of service and average compensation, or a monthly retirement benefit amount;

•

benefits other than pensions.

France Telecom offers these benefits mostly under defined contribution plans. The Group’s obligations under defined contribution plans are limited to the payment of contributions to independent institutions, which are in charge of their administrative and financial management. Expense recognized under the terms of these defined contribution plans amounted to 963 million euros in 2010, 951 million euros in 2009 and 966 million euros in 2008.

France Telecom also uses defined benefit plans which, unlike defined contribution plans, create future obligations for the Group. Part of these obligations is pre-financed through employer and employee contributions, which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy, which is designed to strike the optimum balance between liabilities to be funded and assets invested, based on specific analyses carried out by external experts. The implementation of the investment strategies is generally carried out by fund managers selected by the joint committees and depends on market opportunities. Assets are mostly invested in listed securities (equities, debt securities, mutual funds), and the use of other asset categories is limited.

Other long-term benefits granted by France Telecom mainly include the French part-time for seniors plan, paid long-term leave and seniority awards.

French part-time for seniors plan

The “part-time for seniors plan” signed on November 26, 2009 as part of the agreement on employment of seniors, offers, for a period of at least 18 months and no longer than three years, benefits to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within three years and who have at least fifteen years’ service within the Group. It gives employees the opportunity to work part-time whilst receiving:

•

a base salary amounting to 80% of a full-time employment;

•

the retirement benefits of full-time employment (both the company’s and the employee’s contributions);

•

a minimum salary.

The beneficiaries may decide to invest part of their base salary (5%, 10% or 15%) in a Time Savings Account (CET), with a Group additional contribution of two-thirds of the amount. The CET also allows a reduction in the amount of time worked (6 months, 12 months and 18 months, respectively).

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The pension reform enacted in November 2010 would have reduced the number of employees eligible for this plan by about one third. On December 23, 2010, France Telecom signed an amendment providing for the following:

•

for the 3,000 employees who joined the part-time for seniors plan before December 31, 2010, an extension of the term of the plan (ranging from 4 to 12 months depending on the employee’s birth date), to enable them to take advantage of the benefits offered by the plan until their new retirement date;

•

for all eligible employees who have not yet joined the plan, a two-year extension of the period for joining the plan, that is, until December 31, 2014, wherein the maximum time for participating in the plan remained unchanged (3 years);

•

the institution of an “Intermediate part-time” arrangement (TPI) that enables eligible employees, before they join the part-time for seniors plan, to work 60% while receiving 80% of their full-time compensation for a maximum period of two years.

This amendment restores the number of eligible employees to the pre-reform level (23,000), while giving them the option to join a part-time plan as of the same date as before the reform. Moreover, owing to the increase in the projected number of eligible employees who will retire during the term of the plan (18,000), the estimated number of employees who will join the plan has been increased to 12,500 (from 10,000 at end-2009).

Consequently an additional provision of 506 million euros was booked for 2010 and the discounted cost of the obligation amounted to 1,205 million euros at December 31, 2010, compared with 720 million euros at December 31, 2009.

The estimate of the obligation is sensitive to the projected number of retirements, the percentage of employees who join the plan and to the type of package that beneficiaries will ultimately choose.

After analyzing the profile of beneficiaries who joined the part-time for seniors plan in 2010, the sign-up rate was broken down by category of beneficiary (private contract employee or civil servant) and by type of retirement (retirement at minimum legal age or retirement on the date of eligibility for full pension benefits). Owing to a high sign-up rate in the second half, the average sign-up rate in 2010 was about the same as the rate adopted at end-2009, i.e. 70%.

A 10-point increase or decrease in the sign-up rate for the plan would decrease or increase the amount of the obligation and of the provision by about 8.5%, representing an impact of approximately 90 million euros.

Key assumptions used to calculate the amount of obligations

The actuarial assumptions used for the main geographic areas, which account for 85% of France Telecom’s pension and other long-term employee benefit obligations, are as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
Euro area (1)
Discount rate	3.75%-4.50% (long-term) 2%-3.25% (medium-term) (2)	4.25%-5% (long-term) 2.5%-3.5% (medium-term)	5.25%-5.30% (long-term) 4.50 (medium-term)
Average expected long-term increase in salaries	2%-4%	2-4%	2-4%
Long term inflation rate	2%	2%	2%
Expected return on plan assets	3.50%	3.5%	4.30%
United Kingdom (3)
Discount rate	5.50%	5.75%	6.50%
Average expected long-term increase in salaries	3.25%	3.25%	3.25%
Long term inflation rate	3.25%	3.25%	2.75%
Expected return on plan assets	6.00% and 7.50%	6.00% and 7.50%	6.00% and 7.50%
Poland (4)
Discount rate	6.00%	6.10%	6.00%
Average expected long-term increase in salaries	3.70%	3.50%	3.50%
Long term inflation rate	2.50%	2.50%	2.50%

(1)  Obligations in this area amount to 75% of the Group’s total obligations.

(2)  The 2% rate corresponds to the rate used to value the obligation regarding the French part-time for seniors plan.

(3)  Obligations in this area (relating to Equant’s subsidiary in the UK) amount to 6% of the Group’s total obligations.

(4)  Obligations in this area amount to 4% of the Group’s total obligations.

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The discount rates, which are determined by country or geographic area, are based on the yields of top-rated corporate bonds. They have been calculated based on external indices commonly used as a reference, after the Group ascertained that these indices were relevant by analyzing their composition (and primarily, the quality of the issuers). When necessary, the indices including bond issues from certain financial institutions were restated. Due to the lack of a liquid market for corporate bonds in Poland, the discount rate applied is the rate on government bonds.

A 100 point fall in the base of discount rates used in the Euro area would lead to a 93 million euro increase in obligations (including 32 million euros for the part-time for seniors plan).

The expected long-term return on plan assets has been determined on the basis of a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset in the portfolio is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

The retirement plan assets are mainly located in the United Kingdom (34%), Switzerland (29%), Kenya (28%) and France (7%).

The table below provides a breakdown of France Telecom plan assets.

	December 31, 2010	December 31, 2009	December 31, 2008
Plan assets
Equities	35.7%	34.2%	23.7%
Debt securities	38.5%	37.4%	33.0%
Money market assets	8.1%	12.3%	26.2%
Real estate	16.1%	14.8%	16.2%
Other	1.6%	1.3%	0.9%
TOTAL	100.0%	100.0%	100.0%

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Change in value of plan assets and in the corresponding provision

The table below provides details on the movements in value of obligations related to defined benefit plans:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	December 31, 2010	December 31, 2009	December 31, 2008
Benefit obligations at the beginning of the year	458	338	69	836	1,701	1,043	943
Service cost	18	27	1	23	69	68	62
Discounting cost	27	20	3	3	53	48	37
Employee contributions	4	-	-	-	4	4	4
French part-time for seniors plan	-	-	-	481 (1)	481	569	-
Plan amendments	-	(0)	-	(5)	(5)	-	1
Curtailments/settlements	-	-	-	-	-	(6)	(14)
Actuarial losses/(gains) arising from changes of assumptions	26	24	(2)	3	51	45	(21)
Actuarial losses/(gains) arising from experience	(10)	54	38	2	84	21	12
Benefits paid	(44)	(19)	(4)	(16)	(83)	(80)	(92)
Changes in the scope of consolidation	-	-	-	-	-	-	3
Acquisitions/disposals	-	0	-	-	0	2	169
Other	34	(1)	(38)	1	(4)	(13)	(61)
Total benefit obligations at the end of the year (a)	513	443	67	1,328	2,351	1,701	1,043
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	513	-	-	-	516	458	426
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	-	443	67	1,328	1,835	1,243	617

(1)  Including 506 million euros in additional provisions (70 million euros for past service cost, 14 million euros for discounting cost and 422 million euros for actuarial gains and losses and the impact of the amendment) and (25) million euros provision reversal for benefits paid during the year.

Changes in plan assets break down as follows:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	December 31, 2010	December 31, 2009	December 31, 2008
Fair value of plan assets at the beginning of the year	340	0	-	-	340	330	244
Actual return on plan assets	36	-	-	-	36	31	(33)
• expected return on plan assets	23	-	-	-	23	20	13
• actuarial (gains)/losses arising from experience	13	-	-	-	13	11	(46)
Employer contributions	13	-	-	-	13	33	36
Employee contributions	4	-	-	-	4	4	4
Settlements	-	-	-	-	-	-	(4)
Benefits paid by the fund	(44)	-	-	-	(44)	(32)	(30)
Changes in the scope of consolidation	-	-	-	-	-	-	-
Acquisitions/disposals	-	-	-	-	-	1	161
Other	21	-	-	-	21	(27)	(48)
Fair value of plan assets at the end of the year (b)	370	(0)	-	-	370	340	330

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The value of plan assets at December 31, 2010 is as follows:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	December 31, 2010	December 31, 2009	December 31, 2008
Net funded status (a) - (b)	143	443	67	1,328	1,981	1,361	713
Unrecognized actuarial gains/losses	-	-	-	-	-	-	-
Unrecognized past service cost	-	(19)	(2)	-	(21)	(28)	(35)
Asset ceiling adjustment	-	-	-	-	-	-	-
Provisions	143	424	65	1,328	1,960	1,333	678
Net plan assets	-	-	-	-	-	-	-
Of which current provisions	39	20	4	117	180	275	148
Of which non-current provisions	104	404	61	1,211	1,780	1,058	530

Changes in provisions are broken down as follows:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	December 31, 2010	December 31, 2009	December 31, 2008
Provision at the beginning of the year	118	313	66	836	1,333	678	666
Net period expense	22	54	4	532 (1)	612	668	83
Employer contributions	(13)	-	-	-	(13)	(33)	(36)
Benefits directly paid by the employer	-	(20)	(4)	(41) (2)	(65)	(48)	(62)
Changes in the scope of consolidation	-	-	-	-	-	-	3
Acquisitions/disposals	-	0	-	-	0	1	8
Actuarial (gains) / losses generated during the year (3)	3	78	36	-	117	64	42
Other	13	(1)	(37)	1	(24)	3	(26)
Provision at the end of the year	143	424	65	1,328	1,960	1,333	678

(1)  Including 506 million euros for the Part-time for Seniors plan at December 31, 2010 (569 million euros at December 31, 2009).

(2)  Including (25) million euros for the Part-time for Seniors plan.

(3)  Actuarial gains and losses are recognized in components of other comprehensive income.

Total cumulative actuarial gains and losses recognized at December 31, 2010 in components of other comprehensive income for fully consolidated companies amounted to (290) million euros.

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Net period expense

The table below provides a breakdown of the net period expense for post-employment benefits and other long-term benefit obligations:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	December 31, 2010	December 31, 2009	December 31, 2008
Service cost	(18)	(27)	(1)	(23)	(69)	(68)	(62)
Discounting cost (1)	(27)	(20)	(3)	(3)	(53)	(49)	(37)
Expected return on plan assets (1)	23	0	-	-	23	20	13
Actuarial gains/(losses)	-	-	-	(5)	(5)	-	-
Amortization of unrecognized past service cost	-	(7)	(0)	5	(2)	(7)	(8)
French part-time for seniors plan	-	-	-	(506) (2)	(506)	(569)	-
Impact of curtailments/settlements	-	-	-	-	-	5	11
TOTAL	(22)	(54)	(4)	(532)	(612)	(668)	(83)

(1)  Items included in finance income.

(2)  Including (70) million euros for past service cost, (14) million euros for discounting, 82 million euros for actuarial gains and (504) million euros for amortization of unrecognized past service cost.

Total obligations arising from healthcare coverage amounted to 2 million euros at December 31, 2010. A one percent increase or decrease in the healthcare cost trend rate would have had no material impact on the valuation of obligations at December 31, 2010 or on the amount of the expense for 2010.

France Telecom plans to pay 19 million euros during 2011 for its defined benefit plans.

23.3   Provisions for employment termination benefits

Provisions for employment termination benefits are composed of:

•

early retirement plans in France  for civil servants and employees under private contract;

•

other termination benefits.

The assumptions used for early retirement plans granted in France, which account for 98% of France Telecom’s obligations for termination benefits, are the following:

	December 31, 2010	December 31, 2009	December 31, 2008
Early retirement plan - France
Discount rate	1.75%	2.00%	4.00%
Average expected long-term increase in salaries	2.00%	2.00%	2.00%
Inflation rate	2.00%	2.00%	2.00%

Due to the remaining duration of the early retirement plans, a reduction in the discount rate would not produce a material impact on the amount of obligations at the end of the year.

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The table below provides details of the movements in the value of these obligations.

(in millions of euros)	Termination benefits
	Early retirement plans	Other employment termination benefits	December 31, 2010	December 31, 2009	December 31, 2008
Benefit obligations at the beginning of the year	433	5	438	897	1,472
Service cost	-	-	-	-	4
Discounting cost	6	-	6	26	49
Employee contributions	-	-	-	-	-
Plan amendments	-	-	-	-	-
Curtailments/settlements	-	-	-	-	-
Actuarial losses/(gains) arising from changes of assumptions	3	-	3	7	26
Actuarial losses/(gains) arising from experience	2	-	2	(2)	9
Benefits paid	(313)	(1)	(314)	(490)	(661)
Changes in the scope of consolidation	-	-	-	-	(1)
Acquisitions/disposals	-	-	-	-	-
Other (exchange differences)	-	-	-	-	(1)
Total benefit obligations at the end of the year	131	4	135	438	897
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	-	-	-	-	-
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	131	4	135	438	897
Provisions at the end of the year	131	4	135	438	897
Of which current provisions	121	-	121	318	494
Of which non-current provisions	10	4	14	120	403

There are no plan assets associated with termination benefits.

The net period expense of these plans is presented below:

(in millions of euros)	Termination benefits
	Early retirement plans	Other employment termination benefits	2010	2009	2008
Service cost	-	-	-	-	(4)
Discounting cost (1)	(6)	-	(6)	(26)	(49)
Actuarial gains/(losses)	(5)	-	(5)	(5)	(35)
Amortization of unrecognized past service cost	-	-	-	-	-
Impact of curtailments/settlements	-	-	-	-	-
Asset ceiling adjustment	-	-	-	-	-
TOTAL	(11)	-	(11)	(31)	(88)
(1) Item included in finance income.

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23.4   Maturity dates of employee benefit obligations

The table below provides a breakdown of the 10-year maturity schedule of disbursements for early retirement plans, the “Part-time for Seniors” plan, pension plans and other post-employment benefit obligations as of December 31, 2010.

	Statement of financial position at December 31, 2010 (1)	Schedule of undiscounted future cash flows
(in millions of euros)	Total	By December 31, 2011	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	As from January 2016
Early retirement plans	131	121	12
French part-time for seniors plan	1,050 (2)	110	189	262	258	217	309
Pensions and other post-employment benefits	910	69	54	53	65	68	562
TOTAL	2,091	300	255	315	323	285	871

(1)  Amount of provision at December 31, 2010 representing discounted and pro-rated cash flows to reflect benefits vested at the end of the period.

(2)  The cash flows related to the French part-time for seniors plan have been estimated based on the same assumptions as those used to calculate the corresponding provision at December 31, 2010.

NOTE 24   Provisions

24.1   Provisions analysis

At December 31, 2010

(in millions of euros)	Notes	December 31, 2009	Additions	Utilizations	Reversals (releases)	Discounting	Changes in consolidation scope, reclas- sifications and translation adjustments	Reclas- sifications to assets held for sale	December 31, 2010
Early retirement plan	23.3 and 30	433	5	(313)	-	6	-	-	131
Other employment termination benefits	23.3	5	(0)	(1)	-	0	(0)	-	4
Restructuring and similar provisions	24.2	149	657	(95)	(10)	1	3	(55)	650
Provisions for litigations	31	524	384	(121)	(22)	-	66	-	831
Provisions for dismantling and restoring sites	24.3	485	-	(19)	(0)	18	23	0	507
Other provisions		630	115	(51)	(112)	-	(147)	(3)	432
TOTAL		2,226	1,161 (1)	(600)	(144) (2)	25	(55)	(58)	2,555
o/w non-current provisions		1,009	623	(358)	(51)	25	(228)	(11)	1,009
o/w current provisions		1,217	538	(242)	(93)	-	173	(47)	1,546
(1) Including a negative impact on operating income of 1,149 million euros. (2) Including a positive impact on operating income of 129 million euros.

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Non-current provisions are broken down as follows:

(in millions of euros)	December 31, 2009	Additions	Utilizations	Reversals (releases)	Discounting	Changes in consolidation scope, reclas- sifications and translation adjustments	Reclas- sifications to assets held for sale	December 31, 2010
Early retirement plan	117	5	(313)	-	6	194	-	9
Other employment termination benefits	3	(0)	(0)	-	0	0	-	3
Restructuring and similar provisions	27	550	(0)	(0)	1	(292)	0	286
Provisions for litigation	66	20	(10)	(8)	-	(16)	-	52
Provisions for dismantling and restoring sites	481	-	(19)	(0)	18	15	(5)	490
Other provisions	315	48	(16)	(43)	-	(129)	(6)	169
TOTAL NON-CURRENT PROVISIONS	1,009	623	(358)	(51)	25	(228)	(11)	1,009

Current provisions are broken down as follows:

(in millions of euros)	December 31, 2009	Additions	Utilizations	Reversals (releases)	Discounting	Changes in consolidation scope, reclas- sifications and translation adjustments	Reclas- sifications to assets held for sale	December 31, 2010
Early retirement plan	316	-	-	-	-	(194)	-	122
Other employment termination benefits	2	0	(1)	-	-	0	-	1
Restructuring and similar provisions	122	107	(95)	(10)	-	295	(55)	364
Provisions for litigations	458	364	(111)	(14)	-	82	-	779
Provisions for dismantling and restoring sites	4	-	-	-	-	8	5	17
Other provisions	315	67	(35)	(69)	-	(18)	3	263
TOTAL CURRENT PROVISIONS	1,217	538	(242)	(93)	-	173	(47)	1,546

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At December 31, 2009

(in millions of euros)	December 31, 2008	Additions	Utilizations	Reversals (releases)	Discounting	Changes in consolidation scope, reclas- sifications and translation adjustments	Reclas- sifications to assets held for sale	December 31, 2009
Early retirement plan	889	2	(484)	-	26	-	-	433
Other employment termination benefits	8	22	(27)	-	-	2	-	5
Restructuring and similar provisions	196	96	(118)	(10)	2	(9)	(8)	149
Provisions for litigations	495	136	(94)	(13)	-	0	-	524
Provisions for dismantling and restoring sites	566	-	(17)	(0)	17	(0)	(81)	485
Other provisions	534	198	(87)	(131)	0	144	(28)	630
TOTAL	2,688	454(1)	(827)	(154)(2)	45	137	(117)	2,226
o/w non-current provisions	1,261	132	(569)	(48)	45	286	(98)	1,009
o/w current provisions	1,427	322	(258)	(106)	-	(149)	(19)	1,217
(1) Including a negative impact on operating income of 399 million euros. (2) Including a positive impact on operating income of 127 million euros.

At December 31, 2008

(in millions of euros)	December 31, 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in consolidation scope, reclas- sifications and translation adjustments	Reclas- sifications to assets held for sale	December 31, 2008
Early retirement plan	1,466	35	(661)	-	49	(0)	-	889
Other employment termination benefits	6	4	-	(0)	-	(2)	-	8
Restructuring and similar provisions	191	149	(129)	(2)	1	(14)	-	196
Provisions for litigations	472	106	(54)	(33)	-	4	-	495
Provisions for dismantling and restoring sites	532	0	(23)	(0)	18	39	-	566
Other provisions	556	175	(117)	(44)	(0)	(36)	-	534
TOTAL	3,223	469 (1)	(984)	(79) (2)	68	(9)	-	2,688
o/w non-current provisions	1,657	149	(800)	(35)	68	222	-	1,261
o/w current provisions	1,566	320	(184)	(44)	-	(231)	-	1,427
(1) Including a negative impact on operating income of 458 million euros. (2) Including a positive impact on operating income of 79 million euros.

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24.2   Restructuring and similar provisions

(in millions of euros)	December 31, 2009	Additions	Utilizations	Reversals (releases)	Discounting	Changes in consolidation scope, reclas- sifications and translation adjustments	Reclas- sifications to assets held for sale	December 31, 2010
Employee termination benefits	32	29	(32)	-	-	(0)	-	29
Site reorganization costs	21	(0)	(8)	(9)	-	0	-	4
Other	18	0	(7)	(1)	-	(0)	-	10
Sub-total France (1)	71	29	(47)	(10)	-	(0)	-	43
Employee termination benefits	-	3	(2)	-	-	(0)	(1)	-
Site reorganization costs	-	1	(1)	-	-	(0)	0	-
Other	-	54	-	-	-	(0)	(54)	-
Sub-total United Kingdom	-	58	(3)	-	-	(0)	(55)	-
Employee termination benefits (2)	30	8	(30)	-	1	1	-	10
Site reorganization costs	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Sub-total Poland	30	8	(30)	-	1	1	-	10
Employee termination benefits	1	6	(3)	0	-	0	-	4
Site reorganization costs	-	2	-	-	-	(0)	-	2
Other	1	-	(0)	-	-	0	-	1
Sub-total Rest of the World	2	8	(3)	0	-	0	-	7
Employee termination benefits	3	1	(1)	(0)	-	(0)	-	3
Site reorganization costs (3)	23	2	(5)	-	-	2	-	22
Other	0	0	(0)	-	-	0	-	0
Sub-total Enterprise	26	3	(6)	(0)	-	2	-	25
Employee termination benefits	2	-	(2)	-	-	-	-	-
Site reorganization costs	15	4	(4)	-	-	0	-	15
Content publishers’ operations (4)	-	547	-	-	-	-	-	547
Other	3	-	-	-	-	0	-	3
Sub-total International Carriers & Shared Services	20	551	(6)	-	-	(0)	-	565
TOTAL	149	657	(95)	(10)	1	3	(55)	650

(1)  At December 31, 2010, mainly comprises:
• costs related to leased properties that have become vacant,
• contributions to the Works Council in respect of early retirement plans.

(2)  At December 31, 2010, mainly relates to the early retirement plan for TP S.A. employees for the period from 2009 to 2011.

(3)  At December 31, 2010, mainly concerns costs related to vacant leased properties.

(4)  Owing to an insufficient contribution from its TV channels in France, the Group did not participate in bidding for L1 rights post-June 2012 and decided to seek a partnership for the Orange movie channels. Owing to this change in strategy and to existing commitments with third parties, the contracts to purchase rights and related commitments are now onerous contracts within the meaning of IAS 37.

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(in millions of euros)	December 31, 2008	Additions	Utilizations	Reversals (releases)	Discounting	Changes in consolidation scope, reclas- sifications and translation adjustments	Reclas- sifications to assets held for sale	December 31, 2009
Employee termination benefits	30	31	(29)	-	-	-	-	32
Site reorganization costs	23	18	(4)	(6)	-	(10)	-	21
Other	41	1	(24)	(0)	-	0	-	18
Sub-total France	94	50	(57)	(6)	-	(10)	-	71
Employee termination benefits	1	16	(13)	-	-	0	(4)	-
Site reorganization costs	10	6	(13)	-	-	1	(4)	-
Other	-	-	-	-	-	-	-	-
Sub-total United Kingdom	11	22	(26)	-	-	1	(8)	-
Employee termination benefits	54	6	(31)	(0)	2	(1)	-	30
Site reorganization costs	-	-	-	-	-	-	-	-
Other	1	-	(0)	(1)	0	(0)	-	-
Sub-total Poland	55	6	(31)	(1)	2	(1)	-	30
Employee termination benefits	2	1	(2)	(0)	-	(0)	-	1
Site reorganization costs	1	-	(1)	-	-	(0)	-	-
Other	1	-	(0)	(0)	-	(0)	-	1
Sub-total Rest of the World	4	1	(3)	(0)	-	(0)	-	2
Employee termination benefits	2	1	(0)	-	-	(0)	-	3
Site reorganization costs	25	0	0	(3)	-	1	-	23
Other	(0)	0	-	(0)	-	0	-	0
Sub-total Enterprise	27	1	0	(3)	-	1	-	26
Employee termination benefits	-	2	-	-	-	-	-	2
Site reorganization costs	1	14	-	-	-	0	-	15
Other	4	-	(1)	-	-	(0)	-	3
Sub-total International Carriers & Shared Services	5	16	(1)	-	-	0	-	20
TOTAL	196	96	(118)	(10)	2	(9)	(8)	149

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(in millions of euros)	December 31, 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in consolidation scope, reclas- sifications and translation adjustments	Reclas- sifications to assets held for sale	December 31, 2008
Employee termination benefits	25	5	-	-	-	-	-	30
Site reorganization costs	28	17	(22)	-	-	-	-	23
Other	34	21	(14)	-	-	-	-	41
Sub-total France	87	43	(36)	-	-	-	-	94
Employee termination benefits	-	16	(14)	-	-	(1)	-	1
Site reorganization costs	11	11	(9)	-	-	(3)	-	10
Other	-	-	-	-	-	-	-	-
Sub-total United Kingdom	11	27	(23)	-	-	(4)	-	11
Employee termination benefits	45	52	(34)	(1)	1	(9)	-	54
Site reorganization costs	-	-	-	-	-	-	-	-
Other	2	-	(0)	(1)	0	(0)	-	1
Sub-total Poland	47	52	(34)	(2)	1	(9)	-	55
Employee termination benefits	3	20	(23)	-	-	-	-	-
Sub-total Spain	3	20	(23)	-	-	-	-	0
Employee termination benefits	4	3	(4)	-	-	(1)	-	2
Site reorganization costs	-	1	-	-	-	0	-	1
Other	-	-	(0)	-	-	1	-	1
Sub-total Rest of the World	4	4	(4)	-	-	(0)	-	4
Employee termination benefits	7	0	(4)	(0)	-	(1)	-	2
Site reorganization costs	29	3	(4)	-	-	(3)	-	25
Other	0	0	-	-	-	(0)	-	(0)
Sub-total Enterprise	36	3	(8)	(0)	-	(4)	-	27
Employee termination benefits	-	-	-	-	-	-	-	-
Site reorganization costs	0	-	(1)	-	-	2	-	1
Other	3	-	-	-	-	1	-	4
Sub-total International Carriers & Shared Services	3	-	(1)	-	-	3	-	5
TOTAL	191	149	(129)	(2)	1	(14)	-	196

24.3   Provisions for dismantling and restoring sites

The measurement of the obligation is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by France Telecom to meet its environmental commitments and annual scheduled asset dismantlings for telephone poles and public telephones, and its estimated site restorations for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate (of future trends in prices, inflation, etc), and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

Provisions for dismantling and restoring sites are broken down as follows:

(in millions of euros)	2010	2009	2008
Restoring mobile telephony antennae sites	224	200	237
Dismantling telephone poles	129	139	164
Treatment of electrical and electronic equipment waste	55	56	64
Dismantling public telephones	46	40	53
Other	53	50	48
TOTAL	507	485	566

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NOTE 25   Other liabilities and deferred income

25.1   Other liabilities

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
VAT payable	769	760	876
General Court of the European Union’s ruling of November 30, 2009 (1)	0	964	0
Other taxes	464	312	290
Cable network access fees	514	560	606
Deferred gains and losses on securities	28	29	143
Submarine cable consortium (2)	523	268	144
Other	335	301	538
TOTAL	2,633	3,194	2,597
Of which other non-current liabilities	528	565	703
Of which other current liabilities	2,105	2,629	1,894

(1)  See Note 31 Litigation.

(2)  This item relates to liabilities of members of a submarine cable consortium since France Telecom is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These liabilities have as counterpart a receivable of the same amount (see Note 19 Other assets and prepaid expenses). The change in the value compared with December 31, 2009 is mainly due to the construction of the ACE submarine cable, which is currently under construction.

25.2   Deferred income

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Prepaid cards	464	420	548
Service access fees	844	871	895
Loyalty programs	199	205	206
Other deferred revenue	1,016	899	1,018
Other deferred operating income	65	48	54
TOTAL	2,588	2,443	2,721

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NOTE 26   Other information relating to share-based payment and similar compensation

Share-based payment expense is presented as follows:

(in millions of euros)	Notes	2010	2009	2008
Free share award plans	26.1
France Telecom – France plan		-	10	36
France Telecom – International plan		3	26	18
Sonatel		3	3	-
ECMS (1)		3	-	-
Stock option plans	26.2
France Telecom 2005		-	-	13
France Telecom 2007		3	8	9
Other		2	2	2
TOTAL		14	49	78
(1) In 2008 and 2009, the expense associated with the ECMS plan was recognized in the share of profits (losses) of associates.

The share-based payment expense for 2010 is fully booked against equity. In 2008 and 2009, part of the cost of the international free share award plan (6 million euros in 2008, 7 million euros in 2009) representing liabilities to employees and the corresponding social contributions, was recognized in the statement of financial position under employee benefit obligations.

26.1

Free share award and similar compensation plans

France Telecom S.A. – France Plan

In 2007, France Telecom granted a free share award plan for employees of France Telecom S.A. and most of its majority-owned French subsidiaries, which resulted in the delivery of 10.3 million shares in 2009. These shares are subject to a lock-up period of two years, that is, until April 25, 2011.

France Telecom S.A. – International Plan

In addition to the free share award plan in France, France Telecom S.A. instituted a free share award plan in several countries. In early 2010, this resulted in the delivery of shares or of a cash amount equal to the value of the France Telecom S.A. share on December 4, 2009.

These free shares are subject to a lock-up period of two years, that is, until December 4, 2011 (December 4, 2012 in Spain).

The expense booked in 2010 amounts to 3 million euros and relates solely to beneficiaries in the United Kingdom, whose shares will not be fully vested until December 4, 2011; in this respect, an additional expense estimated at 3 million euros is to be recognized in 2011.

Sonatel

In May 2009, Sonatel set up a share award plan covering 0.3 million shares giving employees outright ownership of these shares on their retirement date. This scheme is similar to a free share award plan.

During the vesting period, the beneficiaries are entitled to receive the dividends coming from the shares awarded. The shares may not be sold until the employee’s retirement date.

In 2010, the expense booked for this plan against equity amounted to 3 million euros. Based on a unit fair value of 160 euros, additional expense estimated at 38 million euros is to be recognized over the residual vesting period. Based on the projected retirement schedule, 50% of the additional expense is to be recognized before the end of 2019.

ECMS

In 2007 and 2008, ECMS granted a free share award plan covering 0.5 million shares, which will be gradually vested over a period of 40 months.

An additional tranche of 0.2 million shares was awarded in August 2010. Of this, two-thirds will be definitively vested at December 31, 2010 and one third will be vested at December 31, 2011.

The expense booked in 2010 against equity amounts to 3 million euros.

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26.2

Stock option plans

France Telecom stock option plans

Ex-Wanadoo Plan

Following the buyout of Wanadoo’s minority shareholders in September 2004, France Telecom S.A. undertook to guarantee the liquidity of the Wanadoo stock option plans by exchanging Wanadoo options for France Telecom options.

These options are exercisable for a period of ten years from 2006.

2005 Plan

In 2005, France Telecom S.A. granted stock options to its executive officers and employees. The scope of the 2005 plan was enlarged in 2006 following the integration of the Amena group. These rights were vested in 2009.

The options are exercisable for a period of ten years.

2007 Plan

On May 21, 2007, France Telecom S.A. granted 10,093,300 stock options to certain executive officers and employees of the Group. The options may be exercised during a period of seven years beginning on May 21, 2010 and ending on May 21, 2017. The exercise price was set at 21.61 euros.

The shares acquired upon exercise of the options are subject to a lock-up period ending on May 21, 2011. In addition, the beneficiaries of the options are required to have been employed by the Group for a period of at least three years ending on May 21, 2010.

Orange stock option plans

Orange stock option plans, which have been exercisable since 2006, can be split into four categories: “International”, “France”, “USA” and “Sharesave”.

Plan	Number of options granted
International	85,693,210
France	45,983,363
USA	3,621,755
“Sharesave” UK Save - 5 years	4,037,379
“Sharesave” UK Save - 3 years	5,839,507
“Sharesave” Netherlands	232,186

Following the buyout of Orange’s minority shareholders, France Telecom S.A. proposed a liquidity contract to the holders of Orange stock options and, in September 2005, it issued liquidity instruments on options to facilitate the delivery of France Telecom shares.

TP S.A. stock option plans.

2007 Plan

TP S.A. granted 6,047,710 stock options to certain executive officers, exercisable for a period of seven years beginning on October 9, 2010 and ending on October 9, 2017.

The exercise price was set at 5.43 euros (by considering the closing exchange rate on December 31, 2010).

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Changes in stock option plans

The following table summarizes the stock option plans granted to France Telecom Group employees at December 31, 2010, 2009 and 2008:

STOCK OPTION PLAN	December 31, 2010		December 31, 2009		December 31, 2008
	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
France Telecom plan (2005/2007)
Options outstanding at the beginning of the year	21,352,795	22.66	22,624,565	22.70	23,664,255	22.70
Granted			-	-	-	-
Exercised			-	-	(5,350)	23.46
Canceled, lapsed	(880,061)	22.32	(1,271,770)	23.35	(1,034,340)	22.72
Options outstanding at the end of the year	20,472,734	22.68	21,352,795	22.66	22,624,565	22.70
France Telecom shares (ex-Wanadoo)
Options outstanding at the beginning of the year	4,590,667	20.64	4,644,234	20.57	4,869,159	20.36
Exercised	(56,729)	14.30	(45,269)	14.71	(204,334)	15.31
Canceled, lapsed	(783,789)	46.53	(8,298)	16.30	(20,591)	22.07
Options expired			-	-
Options outstanding at the end of the year	3,750,149	15.32	4,590,667	20.64	4,644,234	20.57
Orange shares (1)
Options outstanding at the beginning of the year	37,567,103	8.97	38,286,539	8.97	39,838,976	8.94
Granted			-	-	-	-
Exercised	(208,367)	6.51	(164,054)	6.65	(986,339)	7.51
Canceled, lapsed	(849,935)	9.43	(555,382)	9.29	(566,098)	9.42
Options outstanding at the end of the year	36,508,801	8.98	37,567,103	8.97	38,286,539	8.97
TP S.A. shares
Options outstanding at the beginning of the year	4,357,425	5.26	4,746,102	5.19	6,033,024	6.03
Granted			-	-	-	-
Exercised			-	-	-	-
Canceled, lapsed (2)	(422,200)	5.40	(388,677)	4.99	(1,286,922)	6.16
Options outstanding at the end of the year (3)	3,935,225	5.43	4,357,425	5.26	4,746,102	5.19

(1)  Due to the issuance of the liquidity instruments on options and France Telecom’s decision to grant new shares, the exercise of these options results in issuing new France Telecom shares.

(2)  Exchange rate used: average rate for the year.

(3)  Exchange rate used: closing rate at December 31, 2010.

Options exercisable at year-end

Options exercisable at year-end were as follows:

STOCK OPTION PLAN	December 31, 2010
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range	Number of options exercisable at year-end
France Telecom plan (2005/2007)	20,472,734	66	€21.61 - €23.48	20,472,734
France Telecom shares (ex-Wanadoo)	3,750,149	18	€13.84 - €16.60	3,750,149
Orange shares	36,508,801	6	€6.35 - €10.00	36,508,801
TP S.A. shares	3,935,225	81	€5.43	3,935,225

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NOTE 27   Other information on exposure to market risks

It is noted that the Group uses performance indicators that are not specifically defined by IFRS, such as EBITDA and organic cash flow, to measure financial performance (see Note 2.1).

France Telecom’s Treasury and Financing Committee reports to the Group Management Committee. It is chaired by the Group’s Deputy Chief Financial Officer and meets quarterly.

It sets the guidelines for managing the Group’s debt, especially in respect of its liquidity, interest rate, foreign exchange rate and counterparty risks exposure in the months to come, and reviews past management (realized transactions, financial results).

27.1

Interest rate risk management

France Telecom seeks to manage its fixed-rate / variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

Management of fixed-rate / variable-rate debt

Taking these instruments into account, at December 31, 2010, 98% of the Group’s net debt was at fixed rates, compared with 81% at December 31, 2009 and 85% at December 31, 2008.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a decrease of 49 million euros in financial expense and a 1% fall in interest rates would result in an increase of 75 million euros, mainly because of the net position of derivatives that do not qualify for hedge accounting.

Sensitivity of financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.79 billion euros, which represents 5.13% of its market value. A 1% fall in interest rates would lead to an increase of approximately 1.78 billion euros (5.10% of its market value).

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would reduce the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 18 million euros. A 1% fall in interest rates would lead to an increase in their market value and in the cash flow hedge reserves of approximately 17 million euros.

27.2

Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and in their own currency. Their operational exposure to foreign exchange risk is therefore limited.

To hedge the exposure of some of their operating cash flows (equipment or network capacity purchases, purchases from suppliers or sales to customers) to foreign exchange risk, the subsidiaries of the France Telecom Group have set up hedging policies whenever possible (see Note 22).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

•

Dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk as from the date of the relevant subsidiary’s shareholders’ meeting;

•

Financing of the subsidiaries: the subsidiaries are required to cover their funding needs in their functional currency as much as possible;

•

Group financing: most of the Group’s debt (91%) is denominated in euros. From time to time, France Telecom S.A. issues bonds in markets other than euro market (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen markets). If France Telecom S.A. does not have assets to hedge these currencies, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rate and particularly on the interest rate differential relative to the euro.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of the entities with the highest exposure to foreign exchange risks, including internal transactions that generate a net gain or loss recognized in the consolidated statements of income. It also shows the sensitivity of these entities to a 10% change in the foreign exchange rates of the currencies to which they are exposed.

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(in millions of currency units)	Exposure in currency units							Sensitivity to a change in euro or zloty exchange rate vs. other currencies (in millions of euros)
	EUR	GBP	PLN	EGP	CHF	USD	Total translated to euros	10% gain in euro or zloty	10% loss in euro or zloty
France Telecom S.A.	-	(223)	164	-	(24)	(111)	(320)	29	(36)
TP Group	-	-	-	-	-	(3)	(2)	0	(0)
Commitment to purchase Mobinil-ECMS shares	-	-	-	(6,594)	-	-	(850)	77	(94)
TOTAL (currencies)	-	(223)	164	(6,594)	(24)	(114)	(1,172)
TOTAL (euros)	-	(259)	41	(850)	(19)	(85)	(1,172)

Translation risk

•

In the statement of financial position

Due to its international presence, France Telecom Group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound and the Swiss franc.

To hedge its largest foreign asset exposures, France Telecom has issued debt in the relevant currencies.

(in millions of euros)	Contribution to consolidated net assets								Sensitivity to a change in the euro other currencies
	EUR	GBP	PLN	EGP	CHF	USD	Other curren cies	Total	10% gain in euro	10% loss in euro
Assets excluding net debt by currency (1)	42,645	8,963	4,575	2,996	865	61	3,284	63,389	(1,886)	2,305
Net debt by currency (2)	28,872	(121)	899	1,701	1,013	(110)	(414)	31,840	(270)	330
Net assets by currency (3)	13,773	9,084	3,676	1,295	(148)	171	3,698	31,549	(1,616)	1,975

(1)  Net assets excluding net debt by currency do not include components of net financial debt.

(2)  See Note 21.2.

(3)  The share of net assets attributable to owners of the parent company in zlotys amounts to 1,830 million euros.

To limit the translation risk on the statement of financial position while taking advantage of attractive financing rates, in 2008, France Telecom secured 633 million Swiss francs of net investment hedges in Swiss francs.

•

Income statement

Due to its international presence, the France Telecom Group is exposed to risk arising from changes in average exchange rates in the conversion of statements of income denominated in foreign currencies of its foreign subsidiaries.

(in millions of euros)	Contribution to consolidated income statement								Sensitivity to a change in the euro vs. other currencies
	EUR	GBP	PLN	EGP	CHF	USD	Other curren cies	Total	10% gain in euro	10% loss in euro
Revenues	35,417	194	3,892	726	1,080	872	3,322	45,503	(917)	1,121
Reported EBITDA	11,618	(127)	1,189	254	289	198	916	14,337	(247)	302
Operating income	7,451	(195)	238	(357)	141	140	144	7,562	(10)	12

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France Telecom set up euro-zloty and euro-pound sterling economic hedges at the Group level in 2010 to reduce the foreign exchange risk related to the translation of operating cash flows from Poland and the United Kingdom.

In addition, foreign currency debt generates interest that provides a partial “natural” hedge of the subsidiaries’ operating cash flow in foreign currencies.

27.3

Liquidity risk management

The France Telecom Group’s policy is that it must be able to meet its upcoming loan repayments from available cash and existing credit lines, without recourse to additional financing, for at least the next 12 months.

Diversified sources of funding

France Telecom has diversified sources of funding:

•

issues in the short-term securities markets under the commercial paper program;

•

regular issues in the bond markets under the EMTN program;

•

undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

On January 27, 2011, France Telecom entered into an agreement with 28 international banks for a 6 billion euro 5-year syndicated credit facility to refinance the existing facility. This transaction is in line with the Group’s cautious liquidity management policy. It extends the maturity of the main undrawn existing facility from June 2012 until January 2016 while offering competitive conditions, namely an initial margin of 0.40% per year. This margin is subject to change if the Group’s credit rating is upgraded or downgraded. The credit facility is for a smaller amount than the 8 billion euros facility secured in 2005, thereby reflecting the decrease in the Group’s debt over the past several years.

In 2010, the France Telecom Group continued to diversify its sources of funding to refinance its maturing bond redemptions. France Telecom S.A. issued 3.98 billion euros in bonds, with 2.57 billion euros issued on the euro market; the remainder was issued in US dollars, pounds sterling, Japanese yen and Hong Kong dollars.

Over 2010, the spread on France Telecom’s 5-year euro credit default swaps averaged 60 basis points. At December 31, 2010, it amounted to 67 basis points.

Liquidity of investments

France Telecom invests its cash surplus in negotiable debt securities, mutual funds (OPCVM) and term deposits. As liquidity is the main priority for these short-term investments, most of them are invested for terms of less than three months.

Smoothing debt maturities

Debt maturities are spread consistently over the next years, as evidenced by the average maturity of net debt excluding TDIRAs, which was 8.5 years at the end of 2010 (7.4 years at the end of 2009 and 7.5 years at the end of 2008).

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used are:

•

amounts in foreign currencies are translated at the year-end closing rate;

•

future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

•

as the perpetual bonds redeemable for shares (TDIRA) are undated, redemptions of the nominal amount are not dated. In addition, from January 1, 2010, interest payable on the bonds switched to a variable rate over an undetermined period of time (see Note 21.3). Accordingly, interest from that date other than for the first period is no longer included, as including interest payments for the other periods would not provide relevant information;

•

the maturity dates of revolving credit facilities are the contractual maturity dates.

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(in millions of euros)	Note	December 31, 2010	H1 2011			H2 2011			2012		2013		2014		2015		2016 and beyond		Undated
			Nominal amounts	Accrued interest (2)	Future interest (2)	Nominal amounts	Accrued interest (2)	Future interest (2)	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Non-cash items (1)
TDIRA	21	1,594	-	15	1	-	-	-	-	-	-	-	-	-	-	-	-	-	1,828	(249)
Bonds, excluding TDIRA	21	29,434	1,015	837	243	301	51	390	2,105	1,501	3,476	1,413	3,705	1,182	2,704	968	15,273	8,606	-	(33)
Bank loans	21	2,249	184	33	69	167	-	56	361	101	372	68	593	44	74	18	478	23	-	(12)
Finance lease liabilities	21	561	169	-	4	28	-	4	48	8	41	7	69	6	11	4	204	15	-	(8)
Securitization debt	21	582	-	-	4	-	-	4	582	-	-	-	-	-	-	-	-	-	-	-
Cash collateral received	21	236	236	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial paper	21	601	601	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(0)
Bank overdrafts	21	165	165	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commitment to purchase Mobinil-ECMS shares	21	1,880	-	-	-	-	-	-	1,880	-	-	-	-	-	-	-	-	-	-
Other commitments to purchase non-controlling interests	21	8	8	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial liabilities	21	525	395	-	3	11	-	3	14	4	20	4	20	4	12	3	48	7	-	4
Derivatives (liabilities)	22	896	312	32	57	13	8	18	54	55	0	52	69	40	25	19	148	(23)	-
Derivatives (assets)	22	(598)	(111)	(56)	(30)	(8)	1	(1)	(2)	(35)	(0)	(16)	(120)	(32)	(14)	(15)	(170)	(362)	-
Gross financial debt after derivatives		38,133	2,974	861	351	512	60	474	5,042	1,634	3,909	1,528	4,336	1,244	2,812	997	15,981	8,266	1,828
Deposits received from customers	21	220	220	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Trade payables	21	8,740	7,776	21	36	465	4	65	76	50	44	16	46	52	33	22	186	152	-	89
Total financial liabilities (including derivative assets)		47,093	10,970	882	387	977	64	539	5,118	1,684	3,953	1,544	4,382	1,296	2,845	1,019	16,167	8,418	1,828

(1)  The amounts shown in this column are used for items not recognized at fair value, to reconcile the breakdown of the nominal amounts, of accrued interest and the balance in the statement of financial position.

(2)  The sum of accrued interest and future interest equals the amount of coupons to be paid.

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At December 31, 2011, the liquidity position of France Telecom appeared to be sufficient to cover 2011 obligations linked to the net financial debt, independently of organic cash flow to be generated in 2011:

	Note	December 31, 2010
Bank overdrafts	21	(165)
Cash	17	1,227
Cash equivalents	18	3,201
Other financial assets at fair value, excluding derivatives	18	656
Available undrawn amount of credit facilities	21	9,471
Liquidity position		14,390

France Telecom’s debt ratings

France Telecom’s debt rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. Any change in the rating is liable to produce an impact on the cost of future financing or to restrict access to liquidity (see Note 27.3). In addition, a change in France Telecom’s debt rating will, for certain outstanding financings, trigger step-up clauses affecting the amounts paid to investors or result in the acceleration or the modification of the repayment schedule of the loan.

Two bonds (see Note 21.4) with an outstanding amount of 2.5 billion euros at December 31, 2010 are subject to step-up clauses.

In addition, the 6 billion euros syndicated credit facility signed on January 27, 2011 (see note 27.3), with an initial margin of 0.40% per year, is subject to change if France Telecom’s credit rating is upgraded or downgraded.

Lastly, France Telecom S.A.’s trade receivables securitization programs contain provisions for accelerated repayment or modification of the repayment schedule in the event that France Telecom’s long-term debt rating is downgraded to BB- by Standard & Poor’s or to Ba3 by Moody’s (see Note 27.4).

France Telecom’s debt ratings at December 31, 2010 are as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

As France Telecom’s long term ratings did not change in 2010, the step-up clauses were not triggered.

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27.4

Management of covenants

Commitments with regard to financial ratios

France Telecom S.A. does not have any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

In respect of its 2010 bank financing contract, the TP Group must comply with the following ratios:

•

a net debt to EBITDA ratio equal to or less than 3.5 (net debt and EBITDA as defined in the contracts with the banks).

In respect of its 2005, 2007, 2008 and 2009 bank financing contracts, ECMS must comply with the following covenant:

•

a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts with the banks).

In addition, in respect of its 2005 bank financing contracts, ECMS must comply with the following covenant:

•

a net senior debt below 9.7 billion Egyptian pounds (net senior debt as defined in the contracts with the banks).

At December 31, 2010, these ratios were fully compliant.

Commitments with regard to structured financing contracts

Several repayment scenarios are possible for the Group’s trade receivables securitization programs, namely:

•

standard repayment on the contractual maturity date of the programs;

•

accelerated repayment or modification of the repayment schedule, notably in the event that France Telecom’s long-term rating is downgraded to BB- or Ba3. In the case of accelerated or adjusted payment, the securitization conducts cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay holders of beneficial interest progressively.

Commitments related to instances of default or material adverse changes

Most of France Telecom’s financing agreements, including in particular the 6 billion euros syndicated credit facility set up on January 27, 2011, as well as bonds, are not subject to cross default or prepayment arrangements in the event of a material adverse change. Events of defaults in accelerated repayment clauses do not automatically lead to immediate repayment of other contracts.

27.5

Credit risk and counterparty risk management

Financial instruments that could potentially subject France Telecom to concentrations of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

France Telecom considers that it has limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of net trade receivables past due is provided in Note 17.

France Telecom’s policy is to invest its cash, cash equivalents and marketable securities with financial institutions and industrial groups with a long-term rating of A-/A3 or above. Some investments by subsidiaries are with counterparties with a lower rating; in such cases, the rating is essentially the highest available in the country concerned.

France Telecom S.A. enters into interest rate and foreign exchange contracts with leading financial institutions. Furthermore:

•

France Telecom also has cash collateral agreements with the main bank counterparties to which it has the highest exposures. These agreements may result in weekly or monthly amounts payable (collateral paid) or receivable (collateral received), representing the mark-to-market impact of all derivative instruments set up with these counterparties. Consequently, the amount of cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. For France Telecom S.A., the net amount of cash collateral paid amounted to 29 million euros at December 31, 2010 compared with 758 million euros at December 31, 2009 and 238 million euros at December 31, 2008 (see Notes 17 and 21.1). The difference between 2009 and 2010 was due to a volume effect following changes in the portfolio, and to the increase in the number of counterparties with which the company entered into a cash collateral agreement, together with the reduction in thresholds set in the contracts. It was also due to the increase in the market value of foreign exchange hedging instruments, primarily because of the dollar appreciation against the euro;

•

counterparties’ ratings are monitored;

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•

limits are set based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Treasury and Financing Management Department. The maximum commitment is then determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

•

these ratios are monitored periodically to reflect the risk. Limits are monitored and reported daily to the Group treasurer and head of dealing room.

27.6

Equity market risk

At December 31, 2010, France Telecom S.A. had no option to purchase its own shares and held 4,609 treasury shares (see Note 20.2). Moreover, the Group’s exposure to market risk on shares of listed companies included in assets available for sale was not material and mutual funds investments (OPCVM) do not contain any equity component. The France Telecom Group is exposed to equity risk through certain retirement plan assets (see Note 24).

Lastly, the representation of France Telecom’s assets on the statement of financial position may be affected by the market value of its subsidiaries’ shares, which is one of the measurement variables used in impairment testing.

27.7

Equity management

France Telecom manages its equity as part of a balanced financial policy, aiming both to ensure flexible access to the capital markets, including for the purpose of investing in value creating projects, and to provide its shareholders with an attractive return. This return determined on the basis of the Group’s organic cash flow, while taking into account sector practices.

This policy has led France Telecom to set targets for net financial debt to restated EBITDA and shareholders’ remuneration.

	December 31, 2010	December 31, 2009	December 31, 2008
Net financial debt / EBITDA adjusted ratio (1)	1.95	1.95	1.96
Organic cash flow (in millions of euros)	8,110 (2)	8,218	8,090
Cash paid dividends by the parent company (in millions of euros)	(3,706)	(3,141)	(4,949)
o/w interim dividend for the period (in millions of euros) (3)	(1,589)	(1,588)	(1,563)
Share paid dividends (in millions of euros)		(538)	-

(1)  Including reported EBITDA of Orange in the United Kingdom until April 1, 2010, the disposal date. In addition, 2009 reported EBITDA is restated for the French part-time for seniors plan (569 million euros) and the General Court of the European Union litigation (964 million euros). 2010 reported EBITDA is restated for the gain on disposal of the assets of Orange in the United Kingdom (960 million euros), the French part-time for seniors plan (492 million euros), the additional provision for DPTG (266 million euros), the restructuring of the sports and movie businesses (547 million euros), it includes 50% of the reported EBITDA of the joint venture Everything Everywhere (494 million euros) venture and the share of reported EBITDA generated by Egypt in the first half (290 million euros). Net financial debt includes 50% of the net debt of the joint venture Everything Everywhere (441 millions euros).

(2)  2010 organic cash flow is restated for the 964 million euro settlement in connection with the General Court of the European Union’s dispute (see Note 31) and for the frequency spectrum acquisitions for 446 million euros. Organic cash flow including these items amounted to 6,700 million euros in 2010.

(3)  See Note 20.4

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NOTE 28   Other information on the fair value of financial assets and liabilities

The main methods and assumptions used to estimate the fair value of financial instruments are described below.

Assets available for sale

The market value of non-consolidated investment securities in quoted companies and listed marketable securities is based on quoted prices at year-end.

Unlisted securities are measured using available information such as transaction value, discounted future cash flows and comparable multiples.

The market value of investments in listed companies held for more than one year is their quoted price at the end of the accounting period.

Loans and receivables

For cash and cash equivalents, trade receivables and various deposits, France Telecom considers their carrying amount to be the best estimate of market value, due to the high liquidity of these instruments.

Financial assets at fair value through profit or loss

For very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, France Telecom considers that the nominal value of the investment and the related accrued interest, to be the best estimation for market value.

The market value of mutual funds (OPCVM) is the latest settlement value.

Financial liabilities at amortized cost

For trade payables and deposits received from customers, France Telecom considers the carrying value to be the best estimation for market value, due to the high liquidity of these instruments.

The market value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by France Telecom at the end of the period.

The market value of financial liabilities is determined using:

•

quoted price, for certain listed bonds;

•

for other instruments, the present value of estimated future cash flows, discounted using rates observed by France Telecom at the end of the period. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

Financial liabilities at fair value through profit or loss

The market value of the commitment to purchase the Mobinil-ECMS shares is the price in Egyptian pounds of the put option granted to Orascom Telecom as stipulated in the agreements, multiplied by the number of shares held by the minority shareholders of Mobinil and ECMS, after applying an EUR/EGP exchange rate of 7.53 to Orascom Telecom’s share.

The market value of other firm or contingent commitments to purchase non-controlling interests is measured in accordance with the clauses of the contracts.

Derivative instruments

The market value of derivative financial instruments is determined using the present value of estimated future cash flows, discounted using interest rates observed by France Telecom at the end of the period. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The market value of the Amena price guarantee was based on a valuation model for call options, using the following variables: market value and volatility of the underlying element, maturity of the option and a risk-free interest rate.

The market value of financial assets and liabilities measured at fair value in the statement of financial position shown in the table below has been ranked based on the three hierarchy levels defined by IFRS 7:

•

Level 1: quoted price in active markets;

•

Level 2: inputs observable directly or indirectly;

•

Level 3: inputs not based on observable market data.

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(in millions of euros)		December 31, 2010
	Note	Book value	Estimated fair value	Level 1	Level 2	Level 3
Assets available for sale	15	119	119	52	-	67
Listed investment securities		51	51	51	-	-
Unlisted investment securities		67	67	-	-	67
Other		1	1	1	-	-
Loans and receivables	17	8,489	8,491
Trade receivables		5,596	5,596
Cash		1,227	1,227
Deposits and various items		374	376
Other		1,292	1,292
Assets at fair value through profit or loss, excluding derivatives	18	3,857	3,857	2,157	1,700	-
Mutual funds (OPCVM)		2,155	2,155	2,155	-	-
Other investments		1,702	1,702	2	1,700	-
Financial liabilities at amortized cost	21	44,881	47,928
Financial liabilities		35,921	38,946
Trade payables		8,740	8,762
Other		220	220
Financial liabilities at fair value through profit or loss, excluding derivatives	21	1,913	1,913	25	1,880	8
Bonds at fair value		25	25	25	-	-
Commitment to purchase Mobinil-ECMS shares		1,880	1,880	-	1,880	-
Other commitments to purchase non-controlling interests		8	8	-	-	8
Net derivatives	22	298	298	-	298	-
Amena price guarantee		-	-	-	-	-
Other derivatives		298	298	-	298	-

The market value of the net financial debt carried by France Telecom was 34,865 million euros at December 31, 2010, for a carrying amount of 31,840 million euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Assets available for sale	Assets at fair value through profit or loss, excluding derivatives	Financial liabilities at fair value through profit or loss, excluding derivatives	Net derivatives
Level 3 fair values at December 31, 2009	113	-	23	-
Gains (losses) taken to profit or loss	20 (1)	-	(18) (2)	-
Gains (losses) taken to other comprehensive income	(9)	-	-	-
Impact of changes in the scope of consolidation	(53)	-	3	-
Transfer from one level to another	(4)	-	-	-
Level 3 fair values at December 31, 2010	67	-	8	-

(1)  Including 1 million euros related to assets available for sale recognized in the statement of financial position at December 31, 2010.

(2)  Including (17) million euros related to liabilities at fair value through profit or loss recognized in the statement of financial position at December 31, 2010.

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(in millions of euros)		December 31, 2009
	Note	Book value	Estimated fair value	Level 1	Level 2	Level 3
Assets available for sale	15	220	220	107	-	113
Listed investment securities		46	46	46	-	-
Unlisted investment securities		86	86	-	-	86
Other		88	88	61	-	27
Loans and receivables	17	9,992	9,992
Trade receivables		5,451	5,451
Cash		894	894
Deposits and various items		1,806	1,806
Other		1,841	1,841
Assets at fair value through profit or loss, excluding derivatives	18	2,917	2,917	2,114	803	-
Mutual funds (OPCVM)		2,112	2,112	2,112	-	-
Other investments		805	805	2	803	-
Financial liabilities at amortized cost	21	44,674	47,590
Financial liabilities		36,551	39,454
Trade payables		7,942	7,955
Other		181	181
Financial liabilities at fair value through profit or loss, excluding derivatives	21	23	23	-	-	23
Bonds at fair value		-	-	-	-	-
Commitment to purchase Mobinil-ECMS shares		-	-	-	-	-
Other commitments to purchase non-controlling interests		23	23	-	-	23
Net derivatives	22	877	877	-	877	-
Amena price guarantee		-	-	-	-	-
Other derivatives		877	877	-	877	-

The market value of the external net financial debt carried by France Telecom was 35,437 million euros at December 31, 2009, for a carrying amount of 32,534 million euros.

(in millions of euros)	Note	December 31, 2008
		Book value	Estimated fair value
Assets available for sale	15	202	202
Listed investment securities		17	17
Unlisted investment securities		95	95
Other		90	90
Loans and receivables	17	8,665	8,665
Trade receivables		6,117	6,117
Cash		928	928
Deposits and various items		1,216	1,216
Other		404	404
Assets at fair value through profit or loss, excluding derivatives	18	4,376	4,376
Mutual funds (OPCVM)		866	866
Other investments		3,510	3,510
Financial liabilities at amortized cost	21	49,185	50,172
Financial liabilities		39,344	40,331
Trade payables		9,707	9,707
Other		134	134
Financial liabilities at fair value through profit or loss, excluding derivatives	21	55	55
Bonds at fair value		-	-
Commitment to purchase the Mobinil-ECMS shares		-	-
Other commitments to purchase non-controlling interests		55	55
Net derivatives	22	1,090	1,090
Amena price guarantee		810	810
Other derivatives		280	280

The market value of the net financial debt carried by France Telecom was 36,411 million euros at December 31, 2008, for a carrying amount of 35,424 million euros.

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NOTE 29   Other information on statement of cash flows

Year ended December 31, 2010

Following the General Court of the European Union’s decision of November 30, 2009 on the French business tax (taxe professionnelle - see Note 31 Litigation), an expense of 964 million euros was recognized, with no effect on net cash flow provided by operating activities in 2009. This amount had been deposited into an escrow account in 2007 and 2008 and bore interest of 53 million euros as of November 30, 2009 that was not recognized in net income. The transfer of the amount in escrow to the government on January 7, 2010 did not affect cash flow, as the (964) million euros impact on net cash flow provided by operating activities was offset by a positive impact of 964 million euros on net cash used in investing activities, associated with the balance of the escrow account.

Net cash flow provided by operating activities includes 764 million euros in change in other provisions, mainly due to a 547 millions addition for the restructuring of the television publishing operations and a 266 million euros addition for the litigation with DPTG at TP S.A.

Net cash flow provided by operating activities also includes a 369 million euros dividend received from the Joint Venture Everything Everywhere.

Net cash flow provided by investing activities includes 706 million euros (625 million pounds sterling) for partial repayment of the loan granted to the Joint Venture Everything Everywhere (total loan amount: 1,407 million euros).

Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 157 million euros (170 million euros at December 31, 2009 and 173 million euros at December 31, 2008) have no impact on the statement of cash flows.

NOTE 30   Unrecognized contractual commitments

At December 31, 2010 for those entities that are controlled by the Group, France Telecom considers that, to its knowledge, it has not entered into any commitments, other than those described in this note, likely to have a material effect on its current or future financial position.

30.1

Leasing commitments

MINIMUM FUTURE LEASE PAYMENTS DUE UNDER NON-CANCELABLE LEASES AT DECEMBER 31, 2010, BY MATURITY

(in millions of euros)	Total	By December 31, 2011	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	As from January 2016
Operating leases (1)	6,685	1,472	947	861	784	1,810	812
Finance leases (2)	618	205	56	48	75	15	219

(1)  Includes lease payments in the form of overhead (land, buildings, equipment, vehicles and other assets).

(2)  Included in debt (see Note 27.3 Liquidity risk management). Including (i) lease payments on France Telecom S.A.’s Qualified Technical Equipment Leases (QTE leases) and (ii) interest of 48 million euros.

The Group may choose whether or not to renew these commercial leases upon expiration or to replace them by other leases with renegotiated terms and conditions. For 2010, rental expense amounted to 388.4 million euros and the associated rental charges amounted to 52.1 million euros.

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30.2

Investment and goods and services purchase commitments

PAYMENTS DUE BY MATURITY AT DECEMBER 31, 2010

(in millions of euros)	Total	By December 31, 2011	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	As from January 2016
Investment and goods and services purchase commitments	5,082	3,621	601	307	158	308	87

The most significant commitments to investment and to purchase goods and services entered into by the Group are contracts to purchase terminals and network equipment, transmission capacity and audiovisual content. Such purchases may form part of multi-year contracts. The main commitments at December 31, 2010 related to the following:

•

the purchase of transmission capacity for an overall amount of 1,022 million euros, of which 699 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

•

purchases of mobile telephones for an aggregate amount of 506 million euros;

•

the purchase from the French Ligue de Football Professionnel of broadcasting rights for League 1 football matches over the mobile network for three seasons. The total amount of these commitments is 138 million euros, payable in installments up to 2012;

•

maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 186 million euros;

•

network-related investments for an aggregate amount of 786 million euros, including:

•

70 million euros for the “Africa Coast to Europe” (ACE) submarine cable: on June 5, 2010, under the terms of a cooperation agreement with several other carriers and two African sovereign states, France Telecom made a commitment to invest 228 million US dollars over 15 years to build the ACE submarine cable, out of a total of 689 million US dollars to be invested by the members of the consortium under the terms of that agreement. At its two extremities, ACE will connect South Africa to France and will have twenty landing points;

•

14 million euros for the “Lower Indian Network 2” (LION 2) submarine cable extending the LION cable to Kenya via Mayotte.

It is noted that unrecognized contractual commitments for purchases of rights by Orange Cinéma Séries and of Orange Sport are not included in the above table, as these have been covered by a provision for onerous contracts within the meaning of IAS 37 (see Note 24.2 Provisions for restructuring and similar items).

As part of the license award process, the Group has made certain commitments to various government authorities pertaining to the scope of the population covered by our networks or to quality of service, meeting these commitments will require substantial investment expenditure in future years to roll out and enhance the networks. These commitments are not shown in the table above unless they are measured in currency, which most of them are not. Non-compliance with these obligations could result in fines and other sanctions ultimately leading to withdrawal of licenses granted. The Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Under the terms of the Tunisian government’s grant of a fixed-line and mobile telecommunications license to the consortium formed by France Telecom, Investec and Divona Telecom, announced on June 26, 2009, France Telecom, which owns 49% of the consortium, undertook to finance its share of the six-year business plan provided during the bid process. Over the total period covered by the business plan, the maximum amount of this commitment amounted to 220 million Tunisian dinars (115 million euros) at December 31, 2010.

On October 22, 2009, TP S.A. and the Polish Office for Electronic Communications (UKE) signed a memorandum of understanding pertaining to the institution of measures to guarantee non-discrimination and transparency in inter-carrier relations without functionally separating of TP S.A.’s activities. Moreover, under this agreement, wholesale rates for regulated services will remain frozen until 2012 and TP S.A. is to develop 1.2 million broadband lines over 2010-2012, for a total investment initially estimated by TP S.A. at 3 billion zlotys. At December 31, 2010, just under two-thirds of these access lines remained to be delivered by TP S.A.

License acquisition costs (mainly for GSM and UMTS licenses in France) include a variable component that is based on revenue. Given the uncertain nature of this amount, no estimate of this variable component has been included in the above table.

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30.3

Guarantees

Guarantees given to third parties in the ordinary course of business

The table below shows the guarantees provided by the Group to third parties (financial institutions, customers, partners and government agencies) to ensure fulfillment of contractual obligations by non-consolidated companies.

(in millions of euros)	Total / Ceiling	By December 31, 2011	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	As from January 2016
Guarantees given to third parties by France Telecom in the ordinary course of business	3,482	417	32	1,997	56	7	971

Guarantees provided to third parties to ensure the fulfillment of contractual obligations by consolidated subsidiaries are not shown in the table above as they do not increase the Group’s commitments.

Pursuant to commitments made to Deutsche Telekom when combining the UK operations, the Group retained certain indemnification obligations, primarily of a tax nature, in relation with the early unwinding of finance lease transactions relating to  telecommunications equipment that was previously leased by Orange Personal Communications Services (now accounted for under the equity method), for which the Group substituted itself as lessee. These indemnification obligations are capped at 315.4 million pounds sterling, or 366 million euros at December 31, 2010. The last of these obligations will expire in February 2017.

The Group’s main commitments relating to borrowings are set out in Note 27.

Certain investments and other assets have been pledged to financial institutions or used as collateral to cover bank borrowings and credit lines (see Note 27 Other information on exposure to market risks).

Asset and liability guarantees granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to standard warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2010, the main warranties in effect were the following:

•

Tax-related warranties, capped at 140 million euros (without prejudice to a call on a supplemental general guarantee capped at 260 million euros), granted to Deutsche Telekom as part of the disposal of the Group’s  mobile and Internet operations in the Netherlands in 2007. This warranty will expire at the end of the statutory limitation period, that is, not before December 31, 2019;

•

Tax-related warranties, granted as part of the disposals of Télédiffusion de France, Casema and Orange Denmark. These warranties are not capped and will expire at the end of the statutory limitation period;

•

As part of the merger of France Telecom and Deutsche Telekom operations in the UK, France Telecom counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (871 million euros at December 31, 2010), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-mobile (UK) with respect to the jointly owned company created with H3G as part of a 3G network sharing agreement (i.e., a guarantee capped at 375 million pounds sterling for France Telecom);

•

Miscellaneous standard guarantees granted to buyers of real estate sold by the Group.

France Telecom believes that the risk of these warranties being enforced is remote or that the potential consequences of their being called are not material with regard to the Group’s results and financial position.

Under the terms of the agreements with Orascom Telecom, which stipulate that Orascom Telecom and France Telecom will each continue to receive a management fee amounting to 0.75% of ECMS’ revenues under the terms of the general services contracts between each of them and ECMS as ratified by the Annual Shareholders’ Meeting of ECMS, if Orascom Telecom sells its shares, it will transfer to France Telecom its rights to the management fee and will sign a transitional services contract with ECMS that will enable ECMS, at its sole discretion, to maintain or terminate its various service and/or technical assistance contracts with the Orascom Telecom group, subject to compliance with the applicable laws and to approval by the relevant governing bodies of ECMS. In consideration for this transfer and for signature of the transition contract, France Telecom will pay Orascom Telecom compensation of 110 million euros.

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Guarantees given to third parties under France Telecom S.A. QTE leases

(in millions of euros)	Total / Ceiling	By December 31, 2011	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	As from January 2016
Guarantees given by France Telecom to third parties under France Telecom S.A. QTE leases	56	-	3	-	53	-	-

As part of cross-leasing transactions (“Qualified Technical Equipment leases”) with various third parties, France Telecom delivered to investors, and then leased back, certain items of telecommunications equipment. Under these transactions, France Telecom guaranteed investors future payments of rents for a combined maximum of 73.5 million US dollars or approximately 55 million euros at December 31, 2010.  The unwinding of the last remaining transaction was introduced in January 2011 and will be finished during the year.

France Telecom considers the risk that these guarantees will be called to be non-material.

30.4

Commitments given or received relating to securities

Under the terms of agreements with third parties, France Telecom has made or received commitments to purchase or to sell shares. The purpose of this section is to describe those options that, if exercised, would produce a material impact on the Group’s financial condition, excluding any commitments potentially arising from a change of control or from mechanisms to arrange for the exit of a shareholder (preferential rights, rights of first refusal, etc.).

Mobinil

Pursuant to the agreements that came into effect on July 13, 2010 and that ended their disputes relating to their investment in Mobinil, France Telecom gave Orascom Telecom a commitment to purchase its shares in Mobinil (an unlisted company) and its shares in ECMS (the mobile telephone carrier that sells its services under the Mobinil brand and a listed subsidiary of Mobinil), which it may exercise (i) during the period from September 15 to November 15, 2012, and subsequently (ii) during the period from September 15 to November 15, 2013, as well as (iii) at any time until November 15, 2013 in the event of a deadlock over a limited number of material decisions and subject to certain conditions. The exercise price per ECMS share agreed upon by the parties will increase over time, from 223.6 Egyptian pounds on the effective date of the agreement, up to 248.5 Egyptian pounds at the end of 2013, and must be paid in euros based on a constant exchange rate fixed by agreement at 7.53 Egyptian pounds for 1 euro. The price per Mobinil share shall be equal to the price per ECMS share multiplied by the total number of ECMS shares held by Mobinil and divided by the total number of Mobinil shares.

Based on Egyptian securities law as noted in the ruling of the Egyptian market authority (EFSA) published on May 3, 2010, the exercise of this put option would also generate for France Telecom the obligation to launch a tender offer for the ECMS shares held by minority shareholders. This offer would be subject to approval by the EFSA at the contractually agreed price per share in Egyptian pounds for the ECMS shares held by Orascom Telecom.

These commitments, like all firm or contingent commitments relating to non-controlling interests in fully consolidated entities, have been recognized in financial debt (see Note 21.2, Net financial debt), in accordance with the accounting principle described in Note 2.6 Change of ownership interest in a controlled entity.

Everything Everywhere

Pursuant to the agreement signed on November 5, 2009, France Telecom and Deutsche Telekom undertook not to sell their equity interest within three years, except in special circumstances. These special circumstances include a potential disagreement between the shareholders on the choice of the commercial brand to be adopted. The parties are to settle any continuing disagreement by the sale of one shareholder’s shares to the other, via a capped auction process with a starting price set by reference to a market value determined by third parties.

Commitments to sell in favor of France Telecom

The main agreements that include call options granted to the Group relate to Orange Austria, Orange Uganda, Orange Tunisie, Compagnie Européenne de Téléphonie and Medi Telecom. If all of the options were exercised, the associated disbursements would total approximately 600 to 700 million euros to date. As the exercise price for these options is, in most cases, based on market values, this amount is subject to change depending on the contractual mechanisms for determining market value and as a function of changes in the performance of the companies whose shares are covered by these options as well in general market factors. The maturity dates of these options vary. Changes of control that are liable to result from the exercise of such options may be subject to government authorization.

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Orange Austria

Upon their acquisition of the entire share capital of Orange Austria (ex-One), the investment fund Mid Europa Partners and France Telecom entered into a shareholders’ agreement which contains clauses governing transfer of the shares. In particular, the parties undertook not to sell their holdings until October 2, 2011 and, upon expiration of this lock-up period, France Telecom will have the right to a call option on the shares held by MEP which it may exercise during certain windows and until June 21, 2013, at the market price, subject to a floor. In addition, France Telecom gave MEP a commitment to sell its shares in the company at their market price should France Telecom make acquisitions giving rise to a conflict of interest.

Orange Uganda

Under the terms of the agreement dated September 25, 2008, from May 11, 2011 until July 11, 2012, France Telecom has the option to buy up to 20% of the shares in Orange Uganda from the other shareholders at market price to increase its interest in Orange Uganda to a minimum of 73%.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec, France Telecom has a call option giving it the right after a period of five years, to purchase at market value 1% of the share capital of Orange Tunisie plus one share. If this option was exercised, Investec would have the right to sell to France Telecom 15% of the share capital of Orange Tunisie at price equal to the market value. See also Note 33 Subsequent events.

Compagnie Européenne de Téléphonie

Under the terms of the shareholders’ agreement, France Telecom holds fractional call options exercisable on Compagnie du Téléphone’s 51.5% equity interest in Compagnie Européenne de Téléphonie (CET) (the 51.5% that France Telecom does not already own), and an option to sell its equity interest in Compagnie du Téléphone to its main shareholder. If France Telecom exercises all these call and put options in the future, this would increase its economic interest in Compagnie Européenne de Téléphonie from 61.37% to 100%.

Medi Telecom

As part of the December 2, 2010 acquisition of 40% of the share capital and voting rights in the Moroccan carrier Medi Telecom from the FinanceCom and Caisse de Dépôt et de Gestion groups, the parties agreed upon a certain number of provisions pertaining to changes in the ownership structure of Medi Telecom, pursuant to which the France Telecom Group obtained, inter alia, a first call option on a maximum of 4% of the share capital, eligible for exercise immediately prior to any initial public offering, at a price dependent on the stock market price, and a second call option eligible for exercise between June 1 and November 30, 2014, on a maximum of 9% of the share capital less any percentage of capital acquired through exercise of the first option, at a price dependent on the stock market price if the company is listed at the time, or, if not, based on market value. The possibility cannot be ruled out that, in the future, when France Telecom may fully consolidate Medi Telecom in its accounts after the France Telecom Group has exercised the second call option, the France Telecom Group could be required by the then-applicable Moroccan securities regulations to launch a public takeover bid for the remainder of the Medi Telecom shares.

Moreover, France Telecom has entered into a shareholders support agreement whereby France Telecom undertakes, as part of the bank financing facility for Medi Telecom signed in June 2010, to grant additional long-term financing to the company in proportion to France Telecom’s ownership interest, i.e. up to 1.14 billion dirhams (102.3 million euros at December 31, 2010), in the case of certain events of default by Medi Telecom occurring under the terms of the bank financing agreement.

30.5

Commitments relating to employees other than pensions and other post-employment benefits

Regarding individual training rights for employees of French entities of the France Telecom Group, vested rights not yet used totaled approximately 8.5 million hours at December 31, 2010.

In accordance with French standards (CNC Urgent Issues Committee Opinion 2004-F on the recognition of individual rights to training for employees), the costs associated with rights are expensed over the period and do not give rise to a provision except in case of demand of the employee within the framework of a Personal Leave for Training, of a dismissal or of a resignation.

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30.6

Assets covered by commitments

The table below demonstrates the extent to which France Telecom has full rights of use over its assets at December 31, 2010.

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Assets held under finance leases	716	704	602
Non-current pledged or mortgaged assets	275	1,805	1,261
Collateralized current assets	95	111	210
Securitized receivables	1,165	1,324	2,526
TOTAL	2,251	3,944	4,599

Non-current pledged or mortgaged assets

Non-current pledged or mortgaged assets correspond to assets given as guarantees:

(in millions of euros)	December 31, 2010
	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a) / (b)
Intangible assets, net (excluding goodwill)	11,302	-%
Property, plant and equipment, net	24,756	-%
Non-current loans and receivables	1,891	265%
Other (1)	42,197	(2)
TOTAL NON-CURRENT ASSETS	79,146

(1)  This item includes net goodwill, interests in associates, assets available for sale and net deferred tax assets.

(2)  The value of the Orange Austria (ex-One) shares pledged is equal to zero (see Note 14 Interests in associates).

NOTE 31   Litigation

As at December 31, 2010, the contingency reserves recorded by the Group for all the disputes in which it is involved amounted to 831 million euros (versus 524 million euros at December 31, 2009 and 495 million euros at December 31, 2008). As a rule, France Télécom does not provide any detail regarding these provisions, as it believes that any disclosure on a case-by-case basis could seriously harm its position.

The proceedings which could significantly impact France Telecom’s financial position are described below.

31.1

Litigation related to competition law

A number of claims have been made against France Telecom by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order. If the claims are upheld, France Telecom may also be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

State aid

Three proceedings are currently pending before the European competition authorities or the Court of Justice of the European Union (ECJ) concerning alleged State aid from which France Telecom would have benefited:

•

The first procedure follows upon an investigation launched by the European Commission in January 2003 concerning the special French business tax regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990 and to which the Company was subject from 1991 to 2002. In its August 2, 2004 decision, the European Commission stated that this regime was incompatible with the European Union Treaty and ordered the French State to recover from France Telecom an amount of State aid that it estimated, pending an accurate estimate, at between 798 million euros and 1,140 million euros, plus interest.

In January 2005, France Telecom lodged an appeal against this decision with the General Court of the European Union. For its part, the French State had filed an equivalent appeal in October 2004. On November 30, 2009, the General Court of the European Union rejected these appeals. On February 10, 2010, France Telecom filed an appeal with the ECJ which the State indicated that it intended to support.

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Pursuant to the 2004 decision of the European Commission and pending the General Court of the European Union decision, France Telecom had placed in an escrow account in 2007 and 2008 a total amount of 964 million euros. Following the General Court of the European Union decision, France Telecom recorded a charge of the same amount in its 2009 financial statements. In addition, pursuant to the escrow agreement, on January 7, 2010 France Telecom transferred to the State the amount in escrow together with 53 million euros of interest grossed up as of November 30, 2009 and not recognized as income, representing a total amount of 1,017 million euros.

•

The second procedure also follows upon an investigation launched by the European Commission in January 2003 concerning the financial measures announced by the French State on December 4, 2002. On such date, the State had announced that it was prepared to extend a shareholder’s loan to France Telecom in advance of its participation in a capital increase with private investors. This shareholder’s loan was never actually put in place. In 2004, the European Commission found that these financial measures were incompatible with the common market but did not require any repayment of State aid. The French State and France Telecom but also Bouygues Telecom and the French association of network operators and telecommunications services (AFORS Telecom) lodged appeals against the Commission’s decision before the General Court of the European Union. On May 21, 2010 the Court of the European Union annulled the decision of the European Commission. The Court judged that, although this statement conferred, with the other statements in support of France Telecom, a financial advantage to the latter, no public funds had been committed and that such statements did not represent State aid. On August 4, 2010 Bouygues Telecom and, on August 5, 2010, the European Commission lodged appeals before the ECJ against this decision.

•

On May 20, 2008, the European Commission launched a formal in-depth investigation into financing of the retirement pensions for State employees working for France Telecom and the compliance with European regulations on State aid of the reform provided by the French law of July 26, 1996 when France Telecom was transformed into a Société Anonyme. This investigation followed a complaint by Bouygues Telecom in 2002. France Telecom made observations as a third party interested in the proceedings.

The 1996 reform provided for the end of the derogatory regime to which France Telecom had been submitted since the French law of July 2, 1990 on the organization of  postal and telecommunication public services, and the payment by France Telecom to the French State of an exceptional lump sum of 5.7 billion euros in 1997 and annual contributions in full discharge of its liabilities since then. These annual contributions aim at equalizing the level of mandatory taxes and social charges based on salaries to be paid by France Telecom and its competitors for risks that are common to private employees and civil servants, but do not include payment by France Telecom of contributions linked to so-called “non-common risks”, i.e. contributions for unemployment risk and for risk of non payment of salaries in case of company’s bankruptcy.

In its decision regarding the opening of the formal investigation, the European Commission indicated that the end of the derogatory regime created by the 1990 law constitutes State aid in favor of France Telecom since the Company was freed from paying charges that it should have normally borne under this regime.

France Telecom and the French State believe that the sole effect of the pension plan system established in 1996 is to release the Company from a structural disadvantage and that this reform does not constitute State aid under European law.

The 1996 reform of the arrangements for financing the retirement pensions of State employees working at France Telecom is in all respects similar to the one implemented for La Poste in 2006. The latter was validated by the European Commission in 2007 as State aid compatible with European law, provided La Poste was submitted to payment of contributions linked to non-common risks. The Commission agreed to regard the exceptional lump sum amount also paid by La Poste at the time of the reform (2 billion euros) as a down payment on the contributions linked to non-common risks and accepted the commitment made by the French State that the level of contributions to be paid by La Poste under the law be increased when this amount is fully used.

Based on this precedent, France Telecom and the French State therefore also argue that the non-payment of contributions linked to non-common risks is in any case offset by the 5.7 billion exceptional lump sum that France Telecom paid at the time the reform was adopted, until the end of the contribution regime provided for by the law of July 26, 1996.

The Commission may render a decision during the first half of 2011. France Telecom cannot at this stage foresee the outcome of these proceedings. The risk linked to these proceedings depends on the date at which the exceptional lump sum could be considered as fully used.

Broadband, High Capacity Broadband and Contents

•

NC Numericable and Numericable SASU initiated, respectively on October 7, 2010 before the Commercial Court of Paris and on October 21, 2010 before the International Court of Arbitration of the International Chamber of Commerce of Paris, proceedings aimed at the compensation of the damage caused to them by an alleged de facto termination of the agreements signed with France Telecom giving them the right to use, for their cable networks, France Telecom’s civil engineering installations. These agreements were entered into successively in 1999, 2001 and 2004.

The claims lodged by NC Numericable and Numericable SASU total over 3.1 billion euros. France Telecom believes that these claims are totally unfounded and that both these suits are abusive. France Telecom will, within the framework of its defense, seek the dismissal of all claims by NC Numericable and Numericable SASU and, as a counterclaim, ask the courts to which the matter was referred to condemn the plaintiffs to compensate France Telecom for the harm suffered by the Company as a result of these actions.

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•

In July 2003, following a sector inquiry on the conditions for unbundling the local loop and providing access to broadband Internet services in the European Union member states, the European Commission ordered Wanadoo to pay a fine of 10.35 million euros for abuse of a dominant position between March 2001 and October 2002. On January 30, 2007, the General Court of the European Union upheld this decision and on April 2, 2009, the ECJ dismissed France Telecom’s appeal. The decision of the European Commission thus became final.

This decision of the European Commission, and the decisions from the French Competition Authority condemning similar practices of France Telecom on the broadband access market, serve as a basis for several legal actions which are currently pending from competitors claiming compensation for damages they allegedly suffered because of these practices:

•

On November 9, 2009 Numericable issued a summons at short notice against France Telecom to appear before the Commercial Court in Paris. Numericable requests the Court to rule that the condemned practices trigger France Telecom’s to liability pursuant to articles 1382 et seq. of the civil code and to determine that these practices distorted to Numericable’s detriment the competition on the broadband playing field and that Numericable is entitled to compensation for damages that should not be estimated at less than 157 million euros.  France Telecom considers that Numericable did not suffer any harm and that its claims are groundless. A decision could be issued during the first half of 2011,

•

On August 5, 2010 Completel filed a lawsuit against France Telecom before the Paris Commercial Court, alleging that several condemned practices engaged in by France Telecom on the wholesale market for broadband Internet services between 2000 and 2002 caused Completel to suffer damages for which it should receive close to 490 million euros compensation. France Telecom believes that Completel cannot in any way have suffered any harm from these practices and therefore considers the claim unfounded.

•

In July 2007, Free filed a complaint with the French Competition Council against France Telecom concerning the rollout of fiber optic networks in France. This complaint included a claim for injunctive relief to require France Telecom to provide access to its civil engineering facilities for purposes of implementing high capacity broadband, and to do so at cost-oriented tariffs, while prohibiting France Telecom from marketing its own retail service offering or rolling out its own facilities outside Paris until such time as these measures are taken. On February 12, 2008, the Competition Council rejected Free’s request for injunctive relief. The Competition Council acknowledged that France Telecom had engaged since October 2007 before the Telecom and Postal Regulatory Authority (ARCEP) in a constructive process to develop an offer to access its cable ducts. It therefore considered that there was no serious and immediate threat to competition justifying the measures requested. Nevertheless, it decided to pursue its investigation into the substance of the case. This investigation should be extended to the issue of sharing fiber optic cabling in buildings which is the subject of a further complaint from Free, filed in 2009 and which will likely be considered together with the first one. France Telecom is not, at this stage, in a position to predict the results of these proceedings.

•

In February 2009, Canal + and SFR filed a complaint with the French Competition Authority alleging tied sales between the Orange Sport service and the Orange broadband Internet access offers as well as predatory pricing on the tariffs of Orange Sport, and challenging the conditions under which, in February 2008, the French professional football league granted France Telecom the right to broadcast football games in France. In May 2010 Bouygues announced the filing of a similar complaint against France Telecom regarding the Orange Sport and Orange Cinéma Séries services. Those complaints were consolidated. The investigation is underway. France Telecom is not, at this stage, in a position to predict the results of the proceedings. It should nevertheless be noted that, in a simultaneous proceeding brought before the Cour de cassation (French Supreme Court), such Court decided on July 13, 2010 that the marketing of Orange Sport exclusively in connection with the Group’s broadband and very high speed offers could not fall under the prohibition of tied sales. The Court in that case rejected the appeals lodged by SFR and Free against the decision rendered by the Paris Court of Appeal on May 14, 2009 which had reversed the February 23, 2009 judgement by the Paris Commercial Court directing France Telecom, under a periodic penalty payment to stop making the reception of the television signal of the Orange Sport service conditional upon the subscription of an Orange broadband offer.

•

On December 9, 2009, SFR announced that it had filed a complaint with the French Competition Authority, claiming that France Telecom had engaged in anticompetitive practices on the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. The company Altitude Infrastructure filed a similar complaint in July 2009. These complaints challenge the time allowed and the tariffs set by France Telecom to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which France Telecom itself bids in response to tender offers issued by the local communities. The investigation is pending, and no timetable for the proceedings was given yet.

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•

On March 1, 2010, as part of the formal investigation proceedings initiated in April 2009 following an inspection carried out in September 2008 in Telekomunikacja Polska (TP) premises , the European Commission notified to TP S.A. a Statement of Objections for abuse of dominant position on the broadband Internet access market in Poland. The Commission alleges that TP engaged in practices which aimed at preventing alternative operators from effectively accessing the market. The oral procedure before the Commission took place on September 10, 2010. On January 31, 2011, after having been previously heard, TP received from the Commission a letter of facts setting forth its allegations. The Commission should issue its decision in the first half of 2011.

•

In September 2006 and February 2007, the Polish Office for Electronic Communications (UKE) imposed on TP S.A. two successive fines of 100 million zlotys and 339 million zlotys (110 million euros in total) for having allegedly established the tariffs of its Internet access offers (“Neostrada”) without observing the rule which requires prices to be based on the cost of provision and without submitting them to its review before they take effect. Appeals are pending before the Polish Competition and Consumer Protection Court (SOKiK).

•

On July 23, 2010, the European Commission informed France Telecom that it rejected the complaint submitted in March 2009 by Vivendi and Iliad (Free) with reference to certain market practices by France Telecom regarding wholesale access to local loop and broadband internet access in France. The European Commission rejected all the plaintiffs’ allegations for lack of European Union interest in proceeding with the investigation. On September 17, 2010 Vivendi turned to the General Court of the European Union with a view to the annulment of the decision rejecting its complaint. France Telecom intends to intervene in support of the Commission.

•

On February 3, 2010, SFR, then, on November 2010, Verizon, summoned France Telecom to appear before the Commercial Court in Paris demanding the reimbursement of alleged overpayments on interconnexion services to France Telecom in 2006 and 2007, the price of which allegedly did not reflect their cost. SFR claims more than 48 and Verizon almost 37 million euros. France Telecom firmly disputes the merits of these claims.

Mobiles

•

On September 21, 2010, the Polish Competition and Consumer Protection Authority (UOKiK), alleging the existence between four mobile operators (among which PTK Centertel, a TP S.A. subsidiary) of an arrangement distorting the functioning of the wholesale market for mobile television, announced that it had initiated proceedings. The UOKiK argues that the involved operators have harmed the interets of the consumers by allegedly agreeing on an arrangement leading them all to reject the wholesale offer presented by Info TV FM, a terrestrial broadcaster that was awarded in March 2009 a licence to operate in the frequency band earmarked for mobile DVB-H television. PTK Centertel considers these allegations to be unsubstantiated and responded accordingly on October 5, 2010. At this stage, taking into account the fact that PTK has not so far gained access to the evidence on which the UOKiK intends to found the proceeding, TP is not in a position to reliably assess the legal risk involved.

•

On October 10, 2006, Bouygues Telecom filed a claim with the Competition Council relating to practices engaged in by Orange France and SFR in the French (metropolitan area) mobile telephony market and based on a collective dominance of the two operators. This complaint gave rise to two different investigations from the Competition Council on the Residential and Enterprise markets of the mobile industry. The investigation on the Residential market resulted in 2008 in the notification of complaints, followed by a final report pointing to the existence in 2006 and 2007 of a price squeeze between the mobile call termination tariff and the retail price of certain offers for consumers which included unlimited on-net service on Orange and SFR networks. In May 2009, the French Competition Authority found that the complaint required further investigation as to whether a potential discrimination among operators had occurred. France Telecom appealed to the French Supreme Court against the April 6, 2010 judgement by the Paris Court of Appeal rejecting as inadmissible the appeal lodged by France Telecom against that decision. On the merits, the Competion Authority should render a decision during the year 2011.

•

On April 14, 2008 and June 14, 2010, Bouygues Telecom, then, on August 9, 2010, SFR, filed complaints with the Competition Authority objecting, on the B-to-B market for fixed-line and mobile services, to practices consisting in loyalty discounts, coupling, discriminatory terms and predatory prices on the part of the Group. France Telecom regards these allegations as unfounded. On December 9, 2010, search and seizure operations were nevertheless carried out by the Competition Authority in France Telecom S.A. and Orange France premises. Appeals were lodged against the orders authorizing these search and seizure operations and against the conditions in which they took place.

•

Bouygues Telecom Caraïbe and Outremer Telecom brought claims before the Competition Council respectively in July 2004 and July 2005, regarding practices of Orange Caraïbe and of France Telecom S.A. in the mobile and fixed-to-mobile markets in the Caribbean and in French Guyana. The Competition Authority joined the two proceedings in 2007 and, on December 9, 2009, ordered Orange Caraïbe and France Telecom S.A. to pay a fine of 63 million euros in total. France Telecom paid the fine but lodged an appeal against this decision before the Paris Court of Appeal, which, on September 23, 2010, reduced the fine by 3 million euros. The Group appealed to the Supreme Court against this decision by the Court of Appeal, as did the President of the Competition Authority and Digicel.

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At the same time as this procedure before the French Competition Authority, in March 2009 Digicel (formerly Bouygues Telecom Caraïbe) initiated before the Paris Commercial Court legal action for damages allegedly amounting to an estimated 329 million euros and stemming from these practices. Similarly, Outremer Télécom initiated a like action before the Paris Commercial Court on October 11, 2010, seeking compensation for damages estimated at about 70 million euros. France Telecom believes that these demands are unfounded and that their amount appears in any event to be totally unjustified.

•

On December 1, 2005, the Competition Council ordered Orange France to pay a fine of 256 million euros for engaging in concerted practices with SFR and Bouygues Telecom which were said to restrict competition on the mobile telephony market. The criticized practices involved the exchange of strategic information and a market share stabilization agreement between 2000 and 2002. After the dismissal of Orange France’s appeal by the Paris Court of Appeals in December 2006 and partial annulment by the French Supreme Court in June 2007, the Court of Appeals, hearing the case on remand on March 11, 2009, again dismissed Orange France, SFR and Bouygues Telecom’s action for annulment of the decision of the French Competition Council (as the fine had been paid in 2005, this decision had no impact on the Group’s financial statements). On April 7, 2010 the French Supreme Court partially overturned, in favor of Orange France, the appeal court decision. Orange France referred the case to the Court designated to hear the case on remand, which should rule during the first half of 2011, in particular on the fine imposed upon the Group for having illicitly agreed to exchange information.

•

In Switzerland, the Competition Council’s (WeKo) investigation into mobile call termination charges, which began at the end of 2002, is still pending. In February 2007, the Swiss Competition Council imposed a fine on Swisscom Mobile of 333 million Swiss francs for abuse of a dominant position in the call termination market during the period prior to June 1, 2005, at which date Swisscom Mobile significantly reduced its call termination charges. The Council did not sanction Orange or TDC (Sunrise) for their call termination charge practices during that same period. However, the Council opened an investigation into the period after June 1, 2005. In May 2009, the Swiss telecom regulator (ComCom) issued a report concluding that the call termination charges of the Swiss mobile operators are higher than those of comparable operators in other countries. On February 24, 2010 the Federal Administrative Court set aside the fine imposed on Swisscom, after having determined that the other operators always had the possibility to complain to ComCom. The WeKo lodged an appeal to the Federal Administrative Court against that decision and suspended its investigation. If that decision is confirmed on appeal, it would be established that Orange has not committed any kind of abuse of a dominant position, either individually or collectively with Sunrise and Swisscom. The decision by the Federal Administrative Court is expected in the summer of 2011.

•

On November 11, 2009, the Romanian competition authority carried out an inspection in the offices of Orange Romania. The Authority suspects infringement of competition law as well as, notably, concerted practices or abuse of a dominant position on the part of the main operators on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services. On November 5, 2010, Orange Romania received a Statement of objections in reference to an alleged refusal to reach an interconnexion agreement with a company called Netmaster. On February 15, 2011 the Competition authority imposed a fine of 34.8 million euros on Orange Romania for abuse of a dominant position. Orange Romania intends to appeal this decision.

•

On December 6, 2010, the Egyptian State Commissioner issued an advisory report recommending the reversal of the June 5, 2010 suspension by an administrative court of two decisions by the telecoms regulatory authority (NTRA) dated September 3, 2008 and December 31, 2009 (as amended on January 14, 2010) by which, following a complaint filed by Telecom Egypt (TE), the NTRA meant to impose the modification of prices set in interconnection agreements signed between TE and mobile phone network operators, among which Mobinil.

After Mobinil filed a claim before an arbitral tribunal aimed at forcing TE to abide by its interconnection agreement, TE filed a counter-claim for 588 million euros in damages, arguing that Mobinil had violated that agreement as well as some rules governing international calls and leased-lines.

Both administrative and arbitral proceedings are still pending.

31.2

Other proceedings

Civil and commercial proceedings, arbitration

•

On and after December 2003, the former MobilCom CEO Gerhardt Schmid (directly or through Mr. Wilhelm, the court-appointed liquidator in his personal bankruptcy) and his spouse Sybille Schmid-Sindram (in her name or through her company, Millenium, a shareholder of MobilCom), together with certain other minority shareholders of MobilCom, brought legal actions against France Telecom through three different procedures, either for hidden domination of MobilCom (minority shareholders’ action), or for breach of the partnership created by the Cooperation Framework Agreement (CFA) dated March 23, 2000 in respect of the roll out of UMTS in Germany (Gerhardt Schmid’s action). They claimed indemnification from the prejudice allegedly suffered pursuant to the abandonment of the UMTS project, materialized by the drastic drop of the MobilCom share price, and valued at several billion euros. In addition Mr. Schmid claimed that the waivers of rights to legal recourse he had agreed to, as part of the negotiated settlement under the “MobilCom Settlement Agreement” (MCSA) dated November 20, 2002, were null and void.

The first action (Millenium), based on the losses suffered as a result of so-called de facto domination of MobilCom, was rejected on March 20, 2009 by the Court of Kiel, and then, on October 28, 2010, by the Schleswig Court of Appeal.

The second action (Spruchverfahren), also based on the negative consequences of the alleged dominant relationship, was definitively dismissed by the Schleswig Court of Appeals on August 27, 2008.

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The third action (Wilhelm), based on contractual breach, brought by the liquidator in Mr. Schmid’s personal bankruptcy, was definitively dismissed on September 29, 2009 by the Frankfurt Court of Appeals, (absent a petition for review by the liquidator). Mr. Schmid is currently claiming reimbursement of his legal costs before attempting to obtain from the German Supreme Court authorization to submit a personal petition for review.

These decisions are consistent with France Telecom’s position in this litigation.

•

In 2001, a dispute arose over the interpretation of a turn-key contract for the sale of a fiber optic transmission system, known as North-South Link (NSL), by the Danish company DPTG to the State-owned Polish Post, Telegraph and Telephone, the predecessor of TP S.A. The contract was signed in 1991 and the NSL was activated in 1994. The financial clause of the contract provided for payment of part of the price by allocating to DPTG 14.8% of the revenues from the NSL for fifteen years from the system’s installation, that is, from January 1994 to January 2009.

As early as 1999, the parties came into disagreement regarding the calculation of this revenue, and, in 2001, DPTG initiated CNUDCI arbitration proceedings in Vienna (Austria). Essentially, DPTG alleged that a joint venture existed and, based on this view, claimed rights over a part of all the revenues from the NSL, whatever their evolution over fifteen years ; TP, on the other hand, denyied the existence of any joint venture, ascertained that the dispute was about the determination of the final price of a sale contract and, as a consequence, limited the revenues to be taken into account to the subject of that sale contract, i.e. the NSL as contractually defined. Between 2004 and 2007, the tribunal directed its attention to assessing the revenues that were supposed to have been shared. In 2008, the (second) tribunal Chairman was removed from his functions by the nominating authority for lack of impartiality. Following the appointment of a new Chairman, the tribunal decided to split the arbitral investigation process into two time periods, from January 1994 to June 2004 and from July 2004 to January 2009. On August 24, 2010, the tribunal rendered its partial award with reference to the first period (a decision notified on September 3): TP S.A. was condemned to pay the equivalent of 276 million euros in principal – i.e. 396 million euros including interest.

In light of this sentence, TP S.A. raised its provision from 275 to 542 million euros. This additional reserve became necessary by virtue of the existence of a decision having res judicata effect; this recognition does not reflect TP S.A.’s opinion as to the outcome of the proceedings, TP S.A. has indeed decided to resist the execution of the award, considering that it would contravene public policy. On December 2, 2010, TP S.A. also filed before the competent jurisdiction in Vienna a motion to set aside the award. On January 14, 2011 DPTG filed its complaint relating to the second period with the arbitral tribunal, claiming about 320 million euros. On February 21, 2011, the tribunal directed TP S.A. to respond by May 27,2011.

•

In 2004, Suberdine, distributor of Orange offers in France from 1995 to 2003, and some of its shareholders initiated proceedings against Orange France before the Paris Commercial Court. Suberdine claimed that Orange had unlawfully terminated their business relationship and attributed to Orange the responsibility for its bankruptcy, which occurred at the end of 2003. Suberdine’s monetary claims together with those of the shareholders amounted to 778 million euros. In March 2006, the Paris Commercial Court dismissed the shareholders’ claim but ordered Orange to pay Suberdine 12 million euros. Both Suberdine through its voluntary liquidator and Suberdine’s shareholders appealed, while the court-appointed liquidator formally gave notification of the Court’s decision. On November 26, 2008, the Paris Court of Appeals upheld the positions of Orange, holding Suberdine’s appeal to be invalid and that of the shareholders to be inadmissible and unfounded. As a result, the court’s March 2006 judgement has been implemented. On April 13, 2010 the Supreme Court, noting a European legal precedent, rescinded the appeal decision insofar as it declared void the appeal lodged by the voluntary liquidator, and remanded this part of the case to the Paris Court of Appeal with a different composition.

Orange France considers Suberdine’s claims as unfounded in their entirety.

•

In 1991, Lectiel (formerly Filetech) brought proceedings before the Paris Commercial Court claiming anti-competitive practices by France Telecom and demanding that the subscriber directory database be delivered to it without charge. Following the refusal of its claim in January 1994, Lectiel brought an appeal before the Paris Court of Appeal. Numerous other proceedings were brought which interfered with this main claim, including Lectiel’s claim before the Competition Council which, on September 29, 1998, imposed a fine on France Telecom of 1.52 million euros and ordered it to give access to its directory database at “cost-oriented prices”. In December 2006, Lectiel increased its monetary claim to 376 million euros and claimed for the delivery without charge of the directory database, together with daily updates, subject to penalties for non-compliance of 1.5 million euros per day. On September 30, 2008, the Court of Appeal rejected all of Lectiel’s claims and ordered it to pay damages of 3.9 million euros to France Telecom for unauthorised use of its database. On December 23, 2008, the court-appointed liquidator of the company Groupadress, who had intervened in the proceedings, appealed the decision to the Supreme Court. On March 23, 2010 the French Supreme Court rescinded the appeal decision because the judges ruling on the substance of the case failed to appraise the consequences of the wrong committed by France Telecom in 1999 with reference to competition law, regarding which wrong, incidentally, a final judgement had been passed. The Paris Court of Appeal (with a different composition) will have to find out whether this wrongdoing caused a prejudice to Lectiel or not – a prejudice which, taking into account the circumstances, France Telecom considers in any event to be non-existent.

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•

In 2007, the minority shareholders of FTML, who hold 33% of the share capital, filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars. They claim that France Telecom imposed upon its Lebanese subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT contract for a mobile telephone network in Lebanon, thereby depriving the minority shareholders of their share of the sum of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005. France Telecom believes that it has at no time taken any action contrary to the best interests of its subsidiary and it regards the claim as entirely unfounded. On September 8, 2010 the Commercial Court in Paris declared null the summons served on FTML and nonsuited the plaintiffs, dismissing all their claims against France Telecom S.A. On October 29, 2010, the minority shareholders appealed against this judgement. Their motivation is still unknown.

Administrative litigation

•

In November 2000, the Société Nationale des Chemins de Fer Français (SNCF) brought proceedings with the Paris Administrative Court in which it claimed payment from France Telecom of compensation set at 135 million euros (excluding interest) for its use of SNCF railway infrastructure between 1992 and the end of 1996. In addition, SNCF sought the appointment of an expert to calculate the amount of variable compensation it considered to be owed to it in addition to the fixed compensation. According to SNCF calculations, this variable compensation amounted to 352 million euros. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but believes that the action is unfounded for the period prior to that date. On March 11, 2004, the Paris Administrative Court held SNCF claims to be inadmissible, a decision upheld by the Paris Court of Administrative Appeal on May 24, 2007. In September 2007, SNCF lodged an appeal with the French Administrative Supreme Court (Conseil d’Etat). The dispute is presently subjected to an adversarial inquiry. The case may be heard before the end of March 2011.

Other than proceedings that may be initiated in respect of tax audits, as disclosed in Note 10.1 Income tax recognized in profit or loss to the consolidated financial statements, there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which France Telecom is aware which may have or have had in the last twelve months a material impact on the Company’s and/or Group’s financial position or profitability.

NOTE 32   Related-party transactions

32.1

Members of the Board of Directors and Executive Committee of France Telecom

The following table shows the compensation disbursed by France Telecom S.A. and its controlled companies to persons who were members of France Telecom’s Board of Directors or Executive Committee during any period of 2010 or at the end of the year. On April 6, 2010, the former Group Management Committee (of 9 persons) was replaced by the Executive Committee (having 15 members as of December 31, 2010).

(in euros)	December 31, 2010	December 31, 2009	December 31, 2008
Short-term benefits excluding employer social security contributions (1)	11,390,724	8,032,316	7,538,617
Short-term benefits: employer’s social security contributions	2,825,306	2,059,607	1,886,695
Post-employment benefits (2)	1,418,738	1,177,067	1,480,357
Other long-term benefits	-	-	-
Termination benefits	-	-	-
Share-based compensation (3)	45,872	518,985	1,081,364

(1)  Includes all compensation recognized (gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive schemes and profit-sharing) over the period.

(2)  Service cost.

(3)  Expense recorded in the income statement in respect of stock option plans and employee shareholding plans.

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The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements at December 31, 2010 in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 14,613,939 euros (7,298,411 euros in 2009 and 7,167,251 euros in 2008).

Didier Lombard has always waived his right to receive attendance fees in respect of 2010 and, during the Board of Directors meeting on March 24, 2010, he waived his right to compensation, previewed under the commitment taken in his favour, in the event his duties were terminated before the end of his term.

Contracts of other Executive Committee members include a clause providing a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit).

32.2

Related-party transactions

The related party transactions summarized below cover the main transactions carried out in the ordinary course of business with associates and companies in which the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various local and regional authorities, are provided on an arm’s length basis.

Transactions with associates

Everything Everywhere (UK JV)

Transactions with Everything Everywhere are shown below:

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Assets
Trade receivables	84	-	-
Advances and down payments	-	-	-
Loans	726	-	-
Impairment	-	-	-
Other current assets	4
Liabilities
Trade payables	(15)	-	-
Advances from partners	(285)	-	-
Income statement
Revenues	46	-	-
Other operating Income (1)	118
Operating expenses	(35)	-	-
Finance cost, net	18	-	-
(1) Including 37 million euros invoiced for services and 65 million euros for brand fees.

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CET

Transactions with Compagnie Européenne de Téléphonie relate mainly to promotion and sales of Orange products, services and brands in sales outlets operating under the Photo Service and Photo Station names.

(in millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Assets
Trade receivables	42	39	51
Advances and down payments	11	19	-
Loans	52	46	32
Impairment	(49)	(45)	-
Liabilities
Trade payables	(15)	(12)	(6)
Income statement
Revenues	123	105	109
Operating expenses	(150)	(129)	(81)
Interest	3	3	-

Other associates

Orange Brand Services Ltd invoiced brand fees to Orange Austria subgroup for an amount of 8.8 million of euros.

France Telecom SA invoiced ECMS until July 13, 2010, for an amount of 5.4 million euros under the terms of services agreements between them.

NOTE 33   Subsequent events

Regarding the recent events that occurred at the beginning of the year 2011 in Tunisia, a claim for provisional administration against Orange Tunisia has been initiated and waived, and France Telecom is closely following the local proceedings that could concern Orange Tunisia and its Tunisian shareholders. To date this does  not affect Orange Tunisia business and France Telecom Orange shareholders’ rights.

No material events other than those described elsewhere herein occurred between 2010 financial year-end and February 23, 2011, the date when the financial statements for the year ended December 31, 2010, are authorised for issue.

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NOTE 34   Fees paid to statutory auditors

As required by Decree No. 2008-1487 of December 30, 2008 supplementing article R.233-14 §17 of the Code de Commerce, the following table shows the amount of auditors’ fees included in the Group’s consolidated income statement for the year, broken down into audit and certification fees for the consolidated financial statements and fees for advisory and other services rendered for procedures that are directly linked to the statutory audit of the consolidated financial statements. The fees shown for the subsidiaries apply to fully and proportionally consolidated subsidiaries.

(in millions of euros)	Deloitte						Ernst & Young
	Amount			%			Amount			%
	2010 (1)	2009	2008	2010	2009	2008	2010 (1)	2009	2008	2010	2009	2008
Audit
• Statutory audit fees, certification, auditing of the accounts	14.0	13.8	19.0	94%	96%	95%	16.7	16.9	18.2	93%	95%	94%
Issuer	6.9	6.8	8.9	46%	47%	45%	7.5	7.4	8.7	42%	42%	45%
Subsidiaries	7.1	7.0	10.1 (2)	48%	49%	50%	9.2	9.5	9.5	51%	53%	49%
• Ancillary assignments and services directly linked to the statutory auditors’ mission	0.8	0.6	0.9	5%	4%	5%	1.1	0.7	1.0	6%	4%	5%
Issuer	0.5	0.3	0.3	3%	2%	2%	0.4	0.3	0.3	2%	2%	1%
Subsidiaries	0.3	0.3	0.6	2%	2%	3%	0.7	0.4	0.7	4%	2%	4%
Sub-total	14.8	14.4	19.9	99%	100%	100%	17.8	17.6	19.2	99%	99%	99%
Other services rendered by auditors’ networks to fully-consolidated subsidiaries
• Tax	-	-	-	0%	0%	0%	0.1	0.2	0.2	1%	1%	1%
• Legal and personnel-related	0.1	-	-	1%	0%	0%	-	-	-	0%	0%	0%
• Other	-	-	-	0%	0%	0%	-	-	-	0%	0%	0%
Sub-total	0.1			1%	0%	0%	0.1	0.2	0.2	1%	1%	1%
TOTAL	14.9	14.4	19.9	100%	100%	100%	17.9	17.8	19.4	100%	100%	100%

(1)  Excluding fees related to entities consolidated under the equity method.

(2)  Including 2.1 million euros for services rendered and billed in 2009 concerning statutory accounts of 2008 and preceding years (this amount was not published in 2008).

Rules for approving auditors’ fees

France Telecom’s Audit Committee defines and oversees the procedures for selecting statutory auditors and makes a recommendation to the Board of Directors on their appointment and the terms of their compensation. The Audit Committee also reviews the policies and rules designed to safeguard the independence of the statutory auditors. It studies their engagement plan and the scope of their assignment.

With a view to safeguarding the auditors’ independence and objectivity and in accordance with the applicable European and US regulations, France Telecom has instituted a policy for pre-approving audit and other services provided by the auditors. In December 2003, the Audit Committee adopted Group-wide internal rules in this area. These rules stipulate that all permitted audit or other services are subject to prior approval by the Audit Committee. Approval is granted either on a general basis covering a list of specific services, or on a case-by-case basis for all other services. Other services (including those directly related to the audit assignment) which may be subject to prior approval on a general basis are limited to a percentage of audit fees. Services provided above and beyond these limits are subject to specific prior approval. Lastly, the internal rules provide a list of non-audit related services which are prohibited because they could interfere with the auditors’ independence.

All services provided by the statutory auditors in 2008, 2009 and 2010 were approved, in accordance with these rules, and the Audit Committee was regularly informed of the services provided and fees due.

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NOTE 35   Scope of consolidation

The main changes in consolidation scope for the year ended December 31, 2010 are set out in Note 3. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

COMPANY		COUNTRY
France Telecom S.A.	Parent company	France
Fully consolidated companies
France Segment	% interest	Country
Cityvox	100.00	France
Corsica Haut Débit	100.00	France
FCT Valmy SCE	100.00	France
FCT Valmy SCP	100.00	France
Gironde Haut Débit	100.00	France
Languedoc Roussillon Haut Débit	100.00	France
Nordnet	100.00	France
Orange Assistance	100.00	France
Orange Caraïbes	100.00	France
Orange Distribution	100.00	France
Orange France SA	100.00	France
Orange Mayotte	100.00	France
Orange Promotions	100.00	France
Orange Réunion	100.00	France
SPM Telecom (Saint Pierre et Miquelon)	70.00	France
w-HA	100.00	France

Spain Segment	% interest	Country
France Telecom Espana	100.00	Spain
Inversiones en Telecomunicaciones	50.00	Spain
Orange Catalunya Xaxet de Telecomunicacións S.A.	100.00	Spain
Telecom España Distribución SA	100.00	Spain
Atlas Services Nederland (ASN)	100.00	Netherlands

Poland Segment (1)	% interest	Country
TP SA Eurofinance France	49.79	France
Contact Center Sp.Zoo.	49.79	Poland
Exploris	49.79	Poland
Fundacja Orange	49.79	Poland
OPCO Sp.Zoo.	49.79	Poland
ORE (Otwarty Rynek Elektroniczny)	49.79	Poland
Orange Customer Service Sp.Zoo.	49.79	Poland
PTE TP S.A.	49.79	Poland
PTK Centertel	49.79	Poland
Paytel SA	49.79	Poland
Ramsat SA	49.79	Poland
TP EmiTel	49.79	Poland
TP Invest	49.79	Poland
TP S.A.	49.79	Poland
TP S.A. Eurofinance	49.79	Poland
TP S.A. Finance	49.79	Poland
TP Teltech	49.79	Poland
Telefon 2000	49.79	Poland
Telefony Podlaskie	27.44	Poland
Wirtualna Polska	49.79	Poland
(1) TP SA and subsidiaries (TP Group): France Telecom has the power to appoint the majority of the Supervisory Board members of TP SA; TP SA and its subsidiaries are therefore fully consolidated.

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Rest of the World Segment	% interest	Country
Sofrecom Algérie	100.00	Algeria
Sofrecom Argentina	100.00	Argentina
Orange Armenia	100.00	Armenia
Lightspeed Communications (2)	26.00	Bahrain
Mobistar	52.91	Belgium
Mobistar Enterprise Services SA	52.91	Belgium
Orange Botswana Pty	73.68	Botswana
Fimocam	100.00	Cameroon
Orange Cameroun	94.40	Cameroon
Orange Cameroun Multimedia Services	99.50	Cameroon
Orange Centre Afrique	100.00	Central African Republic
CI TELECOM (5)	45.90	Ivory Coast
Côte d’Ivoire Multimédia (5)	45.90	Ivory Coast
Orange Côte d’Ivoire	85.00	Ivory Coast
ECMS (4)	36.36	Egypt
Link Egypt (4)	36.36	Egypt
LINKdotNET (4)	36.36	Egypt
Mobinil (4)	71.25	Egypt
Mobinil Services Company (4)	36.33	Egypt
Mobinil for Importing S A E (4)	37.04	Egypt
FCR (France Câbles et Radios)	100.00	France
FCR Côte d’Ivoire (5)	90.00	France
Sofrecom	100.00	France
StarAfrica	100.00	France
Orange Bissau (3)	38.10	Guinea-Bissau
Orange Guinée (3)	35.90	Guinea
E-dimension	51.00	Jordan
JIT CO	100.00	Jordan
Jordan Telecom Company	51.00	Jordan
Mobilecom	51.00	Jordan
Wanadoo Jordan	51.00	Jordan
Telkom Kenya Limited (6)	40.03	Kenya
Orange Liechtenstein	100.00	Liechtenstein
Orange SA (ex VOXmobile)	52.91	Luxembourg
Orange Madagascar	71.79	Madagascar
Orange Mali (3)	29.65	Mali
Sofrecom Maroc	100.00	Morocco
Sofrecom Services Maroc	100.00	Morocco
Rimcom	100.00	Mauritius
Orange Moldova	94.31	Moldavia
Orange Niger	89.60	Niger
Orange Uganda Limited	65.93	Uganda
Sofrecom Polska	100.00	Poland
Orange Romania	96.82	Romania
Universal 2002	100.00	Romania
Orange Dominicana SA	100.00	Dominican Republic
Orange CorpSec	100.00	Slovakia
Orange Slovensko	100.00	Slovakia
Orange Communications (OCH)	100.00	Switzerland
Orange Network SA	100.00	Switzerland
Sonatel Business Solutions (3)	42.33	Senegal
Sonatel (3)	42.33	Senegal
Sonatel Multimédia (3)	42.33	Senegal
Sonatel Mobile (3)	42.33	Senegal
Sofrecom Thailand	100.00	Thailand
FCR Vietnam PTE Ltd	74.00	Vietnam

(2)  France Telecom owns and controls 51% of Jordan Telecom, which owns and controls 51% of Lighspeed Communication ; hence, France Telecom owns a 26% interest in Lightspeed Communication.

(3)  France Telecom controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders’ agreement as supplemented by the Strategic Committee Charter dated July 13, 2005.

(4)  After the agreements came into effect on July 13, 2010, and after amending and reworking the shareholders’ agreement between France Telecom and Orascom Telecom on Mobinil, the Group’s investment in Mobinil and ECMS was fully consolidated.

(5)  France Telecom owns and controls 90% of FCR Ivory Coast, which owns and controls 51% of CI Telecom, which in turn owns and controls 100% of CI Multimedia; hence, France Telecom owns 45.9% of CI Telecom and 45.9% of CI Multimedia, respectively.

(6)  France Telecom owns and controls 78.5% of Orange East Africa, which in turn owns and controls 51% of Telkom Kenya Limited; hence, France Telecom owns a 40.03% interest in Telkom Kenya Limited.

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Enterprise Segment	% interest	Country
GlobeCast Africa Pty Ltd	100.00	South Africa
Globecast South Africa Pty Ltd	70.00	South Africa
Etrali	100.00	Germany
France Telecom Corporate Solutions Australia Pty Ltd	100.00	Australia
Silicomp Belgium	100.00	Belgium
Silicomp Benelux	100.00	Belgium
Silicomp Canada Inc	100.00	Canada
Etrali Beijng	100.00	China
Data & Mobiles IB	100.00	Spain
Etrali SA	100.00	Spain
Etrali North America LLC	100.00	USA
FT Corporate Solutions LLC	100.00	USA
GlobeCast America Incorporated	100.00	USA
Netia Inc	100.00	USA
ALSY France Régions	100.00	France
Almerys	64.00	France
Assistance Logiciels et Systèmes	100.00	France
Data & Mobiles international	100.00	France
EGT	100.00	France
Etrali France	100.00	France
Etrali SA	100.00	France
GlobeCast France	100.00	France
GlobeCast Holding	100.00	France
GlobeCast Reportages	100.00	France
Groupe Diwan	99.90	France
Multimedia Business Services	100.00	France
Neocles Corporate	51.00	France
Netia	100.00	France
Network Related Services	100.00	France
Obiane	100.00	France
Orange Consulting	100.00	France
SCI Groupe Silicomp	100.00	France
Silicomp Management	99.98	France
Silicomp-AQL	99.60	France
Telefact	69.53	France
Etrali Hong Kong Ltd	100.00	Hong Kong
Silicomp China Ltd	100.00	Hong Kong
Silicomp India	100.00	India
Etrali SPA Italy	100.00	Italy
GlobeCast Italie	100.00	Italy
Etrali KK	100.00	Japan
Silicomp SDN BHD	100.00	Malaysia
France Telecom Servicios	100.00	Mexico
Newsforce Intern. Holding company	100.00	Netherlands
Equant BV	100.00	United Kingdom
Etrali UK Ltd	100.00	United Kingdom
GlobeCast UK	100.00	United Kingdom
Etrali Singapore Pts	100.00	Singapore
GlobeCast Asie	100.00	Singapore
Silicomp Asia Pte Ltd	100.00	Singapore
Etrali	99.17	Switzerland
Telecom Systems	100.00	Switzerland
Feima Ltd	100.00	Taiwan
Silicomp Taiwan	100.00	Taiwan

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International Carriers & Shared Services Segment	% interest	Country
Atlas Services Belgium	100.00	Belgium
Orange Belgium	100.00	Belgium
Wirefree Services Belgium	100.00	Belgium
FT R&D Beijing Ltd Co	100.00	China
Orange Venture Capital Investment Company Ltd	100.00	China
Orange Venture Capital Investment Management Company Ltd	100.00	China
Wirefree Services Denmark	100.00	Denmark
Eresmas Interactiva Inc.	100.00	USA
FT Participations US Inc.	100.00	USA
FT R&D LLC Boston	100.00	USA
FT R&D LLC San Francisco	100.00	USA
FT Long Distance USA	100.00	USA
FT North America LLC	100.00	USA
FT Participations Holding Inc.	100.00	USA
Orange World Inc.	100.00	USA
FCT Titriobs	100.00	France
FCT Valmy SCR	100.00	France
FT Capital Développement	100.00	France
FT Marine	100.00	France
FT Technologies Investissement	100.00	France
FT IMMO GL	100.00	France
FT IMMO Gestion	100.00	France
FT IMMO H	100.00	France
FTIMMO Orleans	100.00	France
FTMI	100.00	France
France Telecom Lease	100.00	France
Francetel	100.00	France
Immobilière FT	100.00	France
Innovacom Gestion	58.80	France
Orange Capital Management	100.00	France
Orange Cinéma Series	100.00	France
Orange East-Africa (6)	78.50	France
Orange Participations	100.00	France
Orange Prestations TV	100.00	France
Orange SA	100.00	France
Orange Sport	100.00	France
Orange Vallée	100.00	France
RAPP 9	100.00	France
RAPPtel SAS	100.00	France
RAPP 26	100.00	France
Sofinergie 4	99.78	France
Sofinergie 5	98.12	France
Soft At Home	70.58	France
Studio 37	100.00	France
Telincom Courtage	100.00	France
Viaccess	100.00	France
GOA Games Services Ltd	100.00	Ireland
Orca Interactive	100.00	Israel
Elettra s.p.a.	100.00	Italy
FT Japan	100.00	Japan
FTM Liban	67.00	Lebanon
Miaraka	100.00	Madagascar
Chamarel Marine Services	100.00	Mauritius
Telsea Mauritius	60.80	Mauritius

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International Carriers & Shared Services Segment	% interest	Country
StarMedia Mexico	99.00	Mexico
MMT Bis	100.00	Moldavia
MMT Telecom Holding	100.00	Netherlands
France Telecom R&D Ltd	100.00	United Kingdom
Freeserve Investments Ltd	100.00	United Kingdom
Orange 3G Ltd	100.00	United Kingdom
Orange Holdings Ltd	100.00	United Kingdom
Orange Ltd	100.00	United Kingdom
Orange Brand Services Ltd	100.00	United Kingdom
Orange Cellular Services Ltd	100.00	United Kingdom
Orange Corporate Services Ltd	100.00	United Kingdom
Orange Digital Ltd	100.00	United Kingdom
Orange Direct Ltd	100.00	United Kingdom
Orange Global Ltd	100.00	United Kingdom
Orange International Ltd	100.00	United Kingdom
Orange Telecommunications Group Ltd	100.00	United Kingdom
Unanimis Consulting Ltd	100.00	United Kingdom
Unanimis Holdings Ltd	100.00	United Kingdom
Orange Sverige	100.00	Sweden
(6) France Telecom owns and controls 78.5% of Orange East Africa, which in turn owns and controls 51% of Telkom Kenya Limited; hence, France Telecom owns a 40.03% interest in Telkom Kenya Limited.

Investment accounted for under the equity method
France Segment	% interest	Country
Compagnie Européenne de Téléphonie (groupe CET) (7)	61.37	France
Odyssey Music Group (Deezer)	11.00	France
DARTY France Télécom	50.00	France
GIE Preventel	27.90	France
Compagnie du Téléphone	25.14	Luxembourg
(7) As France Telecom exercises significant influence over Compagnie Européenne de Téléphone, that company is accounted for under the equity method.

Spain Segment	% interest	Country
Absline Multimedia	47.50	Spain
Safelayer	16.21	Spain

Rest of the World Segment	% interest	Country
Irisnet	26.45	Belgium
Getesa	40.00	Equatorial Guinea
Call Services Ltd	40.00	Mauritius
CellPlus Mobile Communications Ltd	40.00	Mauritius
Mauritius Telecom	40.00	Mauritius
Telecom Plus Ltd	40.00	Mauritius
Teleservices Ltd	40.00	Mauritius
Medi Telecom	40.00	Morocco
Orange Tunisie	49.00	Tunisia
Planet	49.00	Tunisia
Telecom Vanuatu Ltd	50.01	Vanuatu

Enterprise Segment	% interest	Country
GlobeCast Australia	50.00	Australia
Arkadin	19.99	France

International Carriers & Shared Services Segment	% interest	Country
Orange Austria subgroup (ex-One)	35.00	Austria
Innovacom 3	34.31	France
Orange BNP Paribas Services	50.00	France
Sonaecom, SGPS, S.A.	20.00	Portugal
Everything Everywhere	50.00	United Kingdom

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20.1.2   Statutory auditors’ report on the consolidated financial statements for the year ended December 31, 2010

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting, we hereby report to you, for the year ended December 31, 2010 on:

•

the audit of the accompanying consolidated financial statements of France Telecom, “the Group”;

•

the justification of our assessments;

•

the specific verification required by law.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these consolidated financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit involves performing procedures, using sampling techniques or other methods of selection, to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made, as well as the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2010 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Without qualifying our opinion, we draw your attention to the matter set out in Note 1.2 and 1.5 to the consolidated financial statements regarding changes in accounting options occurring on or after January 1, 2010, particularly with regard to the accounting treatment of interests in jointly controlled entities, and the recognition of actuarial gains and losses related to defined benefit plans.

II. Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French Commercial Code (code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As stipulated in Note 1.4 to the consolidated financial statements, the Group’s management makes assumptions and uses accounting estimates that may affect the amounts recorded in the financial statements as well as the accompanying notes.This note also states that estimates made at December 31, 2010 may subsequently be changed if the underlying circumstances evolve or in light of new information or experience. In the context of our audit of the consolidated financial statements, we have considered that among the accounts that are subject to significant accounting estimates for which our assessments may be explained are those relating to goodwill, intangible and tangible assets, deferred tax assets and provisions for risks.

We have notably:

•

with respect to the above mentioned assets, assessed the data and the assumptions on which the estimates are based, and more specifically cash flow projections prepared by the company’s operational management in the economic context described in Note 8.3, reviewed the calculations made by the company and the sensitivity of the main values in use, assessed the accounting principles and methods used to determine fair values, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures for these estimates ;

•

with respect to provisions for risks, assessed the basis upon which such provisions have been set up, reviewed the disclosures relating to these risks in the notes 2.21 and 31 to the consolidated financial statements, and reviewed the management approval procedure for such estimates.

While evaluating the appropriateness of accounting policies used by your company and in relation with the change in accounting policy described in the first paragraph of this report, we have also examined the appropriateness of the restatement of financial statements for the year-ended 2009 and 2008 and examined the related information presented in the notes the consolidated financial statements.

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These assessments were made as part of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verification

As required by law we have also verified in accordance with professional standards applicable in France the information presented in the Group’s management report.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

The French original of this report was signed at Neuilly-sur-Seine and Paris-La Défense on February 24, 2011 by: The statutory auditors
DELOITTE & ASSOCIES	ERNST & YOUNG AUDIT
Frédéric Moulin	Vincent de La Bachelerie

This is a free translation into English of the statutory auditors’ report on the consolidated financial statements issued in French and it is provided solely for the convenience of English-speaking users.

The statutory auditors’ report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the audit opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account balances, transactions or disclosures.

This report also includes information relating to the specific verification of information given in the group’s management report.

This report should be read in conjunction with and construed in accordance with French law and professional auditing standards applicable in France.

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20.1.3   Critical accounting policies

In accordance with the applicable rules in the European Union (“EU”), the France Telecom Group (hereafter called the “Group”) prepares its consolidated financial statements in accordance with IFRS as published by IASB, and bases its discussion and analysis of its financial condition and results of operations on such consolidated financial statements.

Although IFRS as issued by IASB constitutes a comprehensive basis of accounting, it should nevertheless be noted that reported performance and comparability among companies reporting under IFRS can be affected by the following elements:

•

exemptions under IFRS 1 to the retrospective application of IFRSs when transitioning from previous local GAAPs to IFRS, such as electing not to restate business combinations prior to the transition date, recognition in equity of actuarial gains and losses on employee benefits measured at the transition date, transfer to other comprehensive income of all exchange rate variations, on a cumulative basis, for all foreign operations, at the transition date;

•

alternatives proposed by various IFRS standards, such as:

•

recognition of actuarial gains and losses on employee benefits either in other comprehensive income or in profit or loss (i) according to the corridor method or (ii) for the full amount,

•

accounting for jointly controlled entities either using the equity method or the proportionate consolidation; and

•

for each business combination since 2010 the measurement of the non-controlling interest in the acquiree either at fair value (full goodwill method) or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets (goodwill only attributable to the controlling interest acquired);

•

IFRS does not have a specific standard or interpretation for the accounting of commitments to purchase non-controlling interests, mainly with respect to the accounting for the subsequent remeasurement of the carrying amount of the related financial liability. In such circumstances, the Group – like other preparers – has to define its accounting policy in accordance with paragraphs 10 to 12 of IAS 8. As the IASB and IFRIC issue new standards and interpretations over time, the Group may modify its previously adopted accounting method;

•

IFRS does not provide for detailed guidance as to the form and content of the income statement but does include a standard on financial statements presentation.

The basis of preparation of the Group’s consolidated financial statements is further described in Notes 1 and 2 to its consolidated financial statements.

The Group’s reported financial condition and results of operations are sensitive to the selection and application of the accounting policies and the judgment and other uncertainties affecting application of those policies.

In addition, the Group’s reported financial condition and results of operations are sensitive to estimates together with the related judgment, assumptions and uncertainties that underlie the preparation of its consolidated financial statements. The estimates may be revised if the underlying circumstances change or in the light of new information or experience. Consequently, estimates made at December 31, 2010 may subsequently be changed.

Business combinations and non-controlling interests

The sensitivity to the accounting estimates has been increased with the application of IFRS 3R and IAS 27R since January 1, 2010 as:

•

the previously held equity interest is remeasured at fair value with respect to either a step-acquisition or a loss of control with residual equity interest; and

•

the non-controlling interests are either measured at fair value or at their ownership interest in the identifiable net assets.

Hence, in 2010, the Mobinil-ECMS transaction generated an income of 0.3 billion euros resulting from the remeasurement at fair value of the previously held equity interest and the non-controlling interests were measured at their fair value.

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Measurement of property, plant and equipment and intangible assets other than goodwill

As of December 31, 2010, 2009 and 2008, total property, plant and equipment amounted to 24.8 billion euros, 23.5 (1) billion euros and 25.8 (1) billion euros, respectively, and total intangible assets (mainly telecommunication licenses, trademarks, customer relationships and rights of use) amounted to 11.3 billion euros (4.8 billion euros of which was recognized in business combinations), 10.0 (1) billion euros and 14.0 (1) billion euros, respectively.

Property, plant and equipment and intangible assets other than goodwill are recorded at their acquisition or production cost. When such assets are acquired in a business combination, purchase accounting requires judgment in determining the estimated fair value of the assets at the date of the acquisition. As direct observable fair values are not always readily available, indirect valuation methods are often used with their inherent limitations. Examples of indirect methods the Group commonly uses for certain acquired intangibles include the Greenfield method for licenses, the relief of royalty method for trademarks, or future cash flows generated by existing customers for subscriber bases. A change in any of the assumptions used in any of the indirect valuation methods could change the amount allocated to the acquired intangibles.

Similarly, judgment is required in determining the useful lives of the assets both at and subsequent to the acquisition date. Such judgment considers obsolescence, physical damage, significant changes to the manner in which an asset is used, evolution in total cost of ownership, lower than expected economic performance, a drop in revenues and other external indicators.

Considering the type of assets and the nature of the activities, most of the Group’s individual assets do not generate independent cash flows from those attached to the Cash-Generating Unit (CGU). Hence, the assessment of the need for an impairment test is mostly determined at the CGU level (see hereunder).

The level of the impairment test may be affected by changes in the Group’s strategy, such as for instance in 2010 its decision with respect to the future of the channel publisher’s businesses (sports and cinema). As a consequence, both businesses were considered as CGUs separately from the French operations. This resulted in ocntracts being identified as onerous at the level of these new CGUs.

Purchase price allocation and goodwill

As of December 31, 2010, 2009 and 2008, the net carrying value of goodwill amounted to 29.0 billion euros, 27.8 (1) billion euros, and 29.9 (1) billion euros respectively.

The amount of goodwill determined in a business combination is dependent on the allocation of the purchase price over the fair value of the assets acquired and the liabilities assumed, a process that requires a significant level of estimate and judgment.

Goodwill is reviewed for impairment at least annually at the level of the CGU or group of CGUs (see hereunder).

Goodwill is allocated to each of the acquirer’s CGUs or groups of CGUs that is expected to benefit from the synergies of the business combination. Such allocation represents the lowest level at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.

Therefore, changes in the way management monitors goodwill or in the segment reporting structure may require a reallocation and trigger the need for an impairment test.

Impairment testing and recoverable amount of a CGU or group of CGUs

Impairment of goodwill and non-current assets were recorded for 0.6 billion euros in 2010, 0.5 billion euros in 2009 and 0.3 billion euros in 2008.

The full goodwill method applied in 2010 to account for the Mobinil-ECMS business combination has a direct consequence on the amount of the impairment loss recognized. Out of the 0.5 billion euros accounted for the loss, 0.2 and 0.3 billion euros are attributable to the owners of the parent and to the non-controlling interest respectively.

The determination of impairment involves the use of estimates which include but are not limited to the cause, the timing and the amount of the impairment. As such, the determination of the recoverable amount represents an area where significant assumptions and judgment are required.

The recoverable amount is the higher of the fair value less costs to sell and the value in use:

•

because the fair value of the Group’s CGUs is rarely directly observable, it is determined on the basis of available market information, such as revenue and EBITDA multiples for comparable companies or transactions, or discounted cash flows including market participant assumptions in particular with respect to WACC or long-term growth rates;

•

value in use is determined by the Group based on the discounted cash flows derived from the applicable business plan.

(1)  As restated following the changes in accounting policies described in Note 1.2 to the consolidated financial statements.

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When cash flow projections are used, they are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions, including:

•

the influence of competitors;

•

the evolution and utilization of new technologies;

•

the level of appeal of these new technologies and related services to the customers; and

•

the long-term growth rate and discount rate.

The values assigned to each of these parameters reflect past experience and anticipated changes over the period of the timeframe of the business plans:

•

the business plans are prepared during the fourth quarter of each period in order to factor in the latest trends, particularly regarding the first year of the plans;

•

the discount rate used to determine the value in use may incorporate a specific risk premium to account for contingencies in the execution of certain business plans or for country risk (such as for certain emerging countries);

•

the perpetual growth rates used have been maintained on the whole, as in the Group’s assessment carried out at the end of 2010, the economic environment should not lead to any change in the long-term outlook of its industry.

Trends in the economic and financial environment, competition and regulatory authorities decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts, as will unforeseen changes in the political, economic or legal systems of some countries.

The methodology used and the related estimates have a material impact on the recoverable value and ultimately the amount of any asset impairment. If the assumptions do not materialize as expected, this may result in decreased revenue, EBITDA or cash flows and materially change the potential impairment.

A sensitivity analysis of the recoverable amount in relation to the perpetual growth rate or discount rate and to the cash flows is provided in Note 8 to the consolidated financial statements.

Income taxes

As of December 31, 2010, 2009 and 2008, the Group had recorded deferred tax assets under IFRS amounting to approximately 3.2 billion euros, 2.7 (1) billion euros and 3.9 (1) billion euros, respectively, net of deferred tax liabilities. The reassessment of the recoverability or the validity of tax loss carryforwards led to a net deferred tax assets recognition (derecognition) of 1.9 billion euros in 2010 (versus (0.2) billion euros and (0.3) billion euros in 2009 and 2008, respectively).

In 2010, current income tax expense includes 1.9 billion euros with respect to the tax audits relating to the fiscal years 2000 to 2005.

Significant judgment is required in determining current and deferred income taxes, as a result of the inherent necessity of interpreting tax laws or assessing the respective technical merits of the company and tax administration positions following a tax audit as well as assessing the availability of future taxable income that can be offset against tax loss carryforwards within the appropriate timeframe, as estimated by the Group’s management.

The realization of deferred tax assets is also reviewed by the Group’s management using each entity’s tax forecast based on budgets and strategic plans.

Revenue recognition

The Group receives certain installation and activation revenue from new customers. These revenues are recognized on a straight-line basis over the expected service period. The estimation of the expected service period is based on historical customer turnover. In the event of a change in estimate, differences may result in the amount and timing of revenues recognized for a given period. For example, a reduction in the expected service period may result in accelerated revenue recognition that affects revenue trends of the related business unit.

Reporting revenue on a gross versus net basis (acting principal vs. agent) is also a matter of judgment that depends on a relevant set of facts and circumstances. This analysis is performed using the following criteria:

•

which entity is the primary obligor under the arrangement with respect to the end-customer;

•

which entity has inventory risk;

•

which entity has a reasonable latitude in establishing price with the customer for the service;

•

which entity has discretion in supplier selection;

•

which entity is involved in the determination of service specifications; and

(1)  As restated following the changes in accounting policies described in Note 1.2 to the consolidated financial statements.

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•

which entity has the credit risk.

The Group’s policy for revenue recognition is further disclosed in Note 2.8 to the consolidated financial statements.

Employee benefits and share-based payment

Employee benefits obligations and expenses are based on certain assumptions used by the Group in calculating such amounts. Those assumptions include, among others, the discount rate, the participation rate to the benefit scheme and the annual rate of increase in future compensation levels.

Employee benefits are also affected by the legal changes, e.g. the pension reform enacted in France in 2010 led the Group to amend the part-time for seniors plan signed in 2009, increasing the related accrual by 0.5 billion euros at December 31, 2010.

The Group’s assumptions are based on historical experience, when available, and external data regarding compensation and discount trend rates. While the Group believes that its assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may affect its obligations and its future expenses.

Litigation and claims

At December 31, 2010, 2009 and 2008, provisions amounting to approximately 0.8 billion euros, 0.5 billion euros and 0.5 billion euros, respectively, are recorded to cover litigation and claims.

In 2009, the Group expensed 1.0 billion euros resulting from the decision of the General Court of the European Union on November 30, 2009 which considered the special French business tax regime applied to the Group before 2004 as a State aid to be reimbursed.

The Group exercises significant judgment in measuring and recognizing provisions or determining exposure to contingent liabilities that are related to pending litigation or other outstanding claims. These judgment and estimates are subject to change as new information becomes available.

Fair value of financial instruments

Fair value corresponds to the quoted price for listed financial assets and liabilities.

Where no active market exists, the Group establishes fair value by using a valuation technique determined to be the most appropriate in the circumstances, for example:

•

available-for-sale assets (0.1 billion euros at December 31, 2010): comparable transactions, multiples for comparable transactions, discounted present value of future cash flows;

•

loans and receivables, financial assets at fair value through profit and loss: net book value is deemed to be approximately equivalent to fair value because of their relatively short holding period;

•

accounts payable: book value is deemed to approximate fair value because of their relatively short holding period;

•

financial liabilities at fair value through profit and loss (1.9 billion euros at December 31, 2010): put options primarily relate to the Mobinil-ECMS transaction. They are assessed according to the parameters of the contractual arrangements and are described in Note 3 to the consolidated financial statements;

•

derivatives (0.3 net billion euros at December 31, 2010): either option pricing models or discounted present value of future cash flows. Because internal valuation techniques are a matter of judgment, their result is benchmarked by the Group with external valuations provided by banks.

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20.2   NON CONSOLIDATED STATEMENTS

20.2.1   Annual financial statements of France Telecom S.A.

INCOME STATEMENT

(in millions of euros)	Note	At December 31, 2010	At December 31, 2009
Revenue	4.1	22,402	22,500
Capitalized costs	4.2	1,337	1,101
Other operating income	4.2	882	648
Operating provision reversals	4.3	669	775
Total operating income		25,290	25,024
Consumption of goods and merchandise		(3,177)	(2,785)
Other external expenses		(7,634)	(7,150)
Taxes other than income tax	4.4	(966)	(983)
Labor expenses	4.5	(6,260)	(6,326)
Other operating expenses	4.6	(966)	(697)
Depreciation and amortization	4.7	(2,348)	(2,445)
Total operating expense		(21,351)	(20,386)
Net operating income		3,939	4,638
Financial income		7,164	6,826
Financial provision reversals		319	415
Total financial income		7,483	7,241
Interest expenses and similar		(6,870)	(6,238)
Additional financial provisions		(1,554)	(6,068)
Total financial expense		(8,424)	(12,306)
Net financial income/(expense)	4.8	(941)	(5,065)
Income before tax & exceptional items		2,998	(427)
Exceptional income		4,027	38,962
Exceptional expense		(6,909)	(40,991)
Net exceptional income/(expense)	4.9	(2,882)	(2,029)
Employee profit sharing	4.10	(263)	(234)
Income tax	4.11	1,214	1,274
Net income		1,067	(1,416)

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BALANCE SHEET - ASSETS

(in millions of euros)	Note	At December 31, 2010			At December 31, 2009
		Cost	Depreciation, amortization and provisions	Net	Net
FIXED ASSETS
Intangible assets	5.1	8,971	(3,150)	5,821	5,737
Property, plant & equipment	5.1	44,409	(34,643)	9,766	9,600
Financial assets	5.2	88,363	(17,599)	70,764	73,084
Total non-current assets (1)		141,743	(55,392)	86,351	88,421
CURRENT ASSETS
Inventories	5.6	267	(17)	250	228
Advance payments to suppliers		78	-	78	58
Trade Receivables	5.3 & 5.6	3,874	(148)	3,726	4,043
Other receivables	5.4 & 5.6	1,849	(15)	1,834	2,046
Marketable securities	5.5	3,108	-	3,108	2,286
Cash and cash equivalents	5.5	252	-	252	157
Prepaid expenses	5.7	642	-	642	1,211
Total current assets (2)		10,070	(180)	9,890	10,029
Unrealized foreign exchange loss (3)		398	-	398	50
TOTAL ASSETS (1+2+3)		152,211	(55,572)	96,639	98,500

BALANCE SHEET - EQUITY AND LIABILITIES

(in millions of euros)	Note	At December 31, 2010	At December 31, 2009
EQUITY
Share capital		10,595	10,595
Additional paid-in capital		15,735	15,733
Statutory reserves		1,046	1,046
Retained earnings		5,324	10,446
Net income for the year		1,067	(1,416)
Government grants		616	633
Regulated provisions		909	717
Total equity (1)	6.1	35,292	37,754
Other shareholders’ equity (2)	6.2	1,828	1,828
Provisions (3)	6.3	5,072	3,075
LIABILITIES
Financial liabilities	6.4	29,491	30,700
Advance payments received from customers		351	314
Trade payables	6.6	3,376	3,049
Other current liabilities	6.7	17,414	16,181
Deferred Income	6.8	1,866	1,983
Total current liabilities and deferred income (4)		52,497	52,227
Unrealized foreign exchange gain (5)	6.10	1,949	3,616
TOTAL EQUITY AND LIABILITIES (1+2+3+4+5)		96,639	98,500

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STATEMENT OF CASH FLOW

(in millions of euros)	Note	At December 31, 2010	At December 31, 2009
OPERATING ACTIVITIES
Net income		1,067	(1,416)
Non-cash items
Loss on treasury shares classified as labor expense		38	203
Staff costs relating to AGA		(31)	(177)
Depreciation and amortization of property, plant & equipment and intangible assets		2,074	2,041
Net loss/(gain) on asset sales		3,562	15,578
Change in provisions		(85)	(9,331)
Accrued interest on TDIRA		(80)	(74)
Technical merger losses (gains)		-	(8)
Free operating cash flow		6,545	6,816
Decrease/(increase) in inventories		(14)	36
Decrease/(increase) in trade receivables		524	1,291
Net impact of sales of trade receivables		(187)	(49)
Decrease/(increase) in other receivables		261	130
Increase/(decrease) in trade payables (excluding fixed assets)		229	(635)
General Court of the European Union ruling of November 30, 2009 (1)	8.1	(964)	964
Increase/(decrease) in other payables		(98)	501
Increase/decrease in unrealized exchange gains/losses		(1,296)	(18)
Increase/(decrease) in dividends receivable		0	1,343
Change in working capital requirement		(1,546)	3,563
Net cash provided by/(used in) operating activities		4,999	10,379
INVESTING ACTIVITIES
Acquisitions of property, plant & equipment and intangible assets		(2,314)	(2,042)
Increase/(decrease) in payables to suppliers of property, plant & equipment and intangible assets		27	(105)
Proceeds from sales of property, plant and intangible assets		22	36
Subscription to Equant BV capital increase		-	(935)
Subscription to Orange Participations capital increase	3	(505)	(470)
Other acquisitions and capital increases of equity interests and subsidiaries		(1)	(71)
Reductions in capital of equity interests and subsidiaries		-	600
Proceeds from the sale of equity interests in Atlas Services Belgium		-	22,955
Other proceeds from sales of equity interests and subsidiaries		27	47
Purchase of treasury shares	5.5	(2)	(38)
General Court of the European Union litigation escrow deposit (1)	8.1	964	-
Decrease/(increase) in marketable securities and other long-term assets		82	151
Net cash provided by/(used in) investing activities		(1,699)	20,128
FINANCING ACTIVITIES
Additions to long-term debt	6.4.3	3,981	3,959
Repayment of long-term debt	6.5.3	(6,432)	(3,707)
Increase/(decrease) in bank overdrafts and short term borrowings		355	(266)
Change in cash collateral	5.2.2	729	(520)
Other equity (TDIRA)	6.2	-	(1,421)
Shareholders’ contribution (2)		2	2
Dividends paid in cash	6.1.5	(3,706)	(3,141)
Change in Orange S.A. intercompany account	6.7	(1,860)	(25,505)
Change in Group intercompany accounts	6.7	4,583	(1,519)
Net cash provided by/(used in) financing activities		(2,348)	(32,118)
NET CHANGE IN CASH AND CASH EQUIVALENTS		952	(1,611)
Cash & cash equivalents at beginning of period		2,408	4,019
Cash & cash equivalents at end of period		3,360	2,408

(1)  Following the General Court of the European Union ruling of November 30, 2009, regarding special business tax arrangements (see Note 8.1), a charge of 964 million euros was recognized with no impact on net cash flow provided by operating activities in 2009. This sum was held in an escrow account in 2007 and 2008 and received interest not recognized on the income statement of 53 million euros up to November 30, 2009. The transfer of the sum held in escrow to the French State on January 7, 2010 had no impact on cash flow; the (964) million euro effect on net cash provided by operating activities was offset by a positive impact of 964 million euros on net cash provided by investing activities, associated with the balance of the escrow account.

(2)  Dividends paid in shares have no effect on the Statement of Cash Flow.

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FIVE-YEAR SUMMARY OF RESULTS

Nature of information	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Share capital at period-end
Share capital (euros)	10,595,434,424	10,594,839,096	10,459,964,944	10,457,395,644	10,426,692,520
Number of outstanding ordinary shares	2,648,858,606	2,648,709,774	2,614,991,236	2,614,348,911	2,606,673,130
Operations and results for the year (in millions of euros)
Revenue before sales tax	22,402	22,500	22,820	22,108	21,171
Income before income tax, employee profit-sharing, depreciation, amortization and provisions	2,159	(9,695)	15,115	5,451	10,389
Income tax	(1,214)	(1,274)	(1,517)	(1,517)	(1,104)
Employee profit sharing	263	234	267	290	264
Income after income tax, employee profit-sharing, depreciation, amortization and provisions	1,067	(1,416)	3,234	7,331	4,404
Net income distributed (including portion in treasury shares)	(1)	3,705	3,654	3,386	3,117
Per-share data (in euros)
Income after income tax and employee profit-sharing, but before depreciation, amortization and provisions	1.17	(3.27)	6.26	2.55	4.31
Income after income tax, employee profit-sharing, depreciation, amortization and provisions	0.40	(0.53)	1.24	2.80	1.69
Dividend per share	(1)	1.40	1.40	1.30	1.20
Employees (in millions of euros except employee numbers)
Average number of employees during the year (full-time equivalents)	89,229	90,492	93,333	95,857	100,601
Total payroll costs	4,075	4,054	4,297	4,325	4,396
Amount paid in respect of employee benefits (social security, social welfare, etc.) (2)	2,185	2,273	2,272	2,350	2,278
(1) Subject to approval at the Annual Shareholders Meeting on June 7, 2011. (2) Includes incentive bonuses.

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NOTES TO THE ANNUAL FINANCIAL STATEMENTS OF FRANCE TELECOM S.A.

Notes’ index

NOTE 1     Description of business and status

506

NOTE 2     Accounting policies

506

NOTE 3     Main events of 2010

512

NOTE 4     Notes to the Income Statement

512

NOTE 5     Notes to the Balance Sheet – Assets

517

NOTE 6     Notes to the Balance Sheet – Equity and Liabilities

521

NOTE 7     Off-Balance Sheet Contractual Obligations and Commitments

536

NOTE 8     Litigation

541

NOTE 9     Related-party Transactions

545

NOTE 10   Subsequent Events

546

NOTE 11   Compensation Paid to Members of France Telecom S.A.’s Board of Directors and Executive Committee

546

The Annual Financial Statements of France Telecom S.A. (“parent company financial statements”) for the year to December 31, 2010 were approved by the Board of Directors at its meeting of February 23, 2011 and will be submitted to the Shareholders’ Meeting of June 7, 2011 for approval.

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NOTE 1   Description of business and status

France Telecom S.A. (“the Company”) is the parent company of the France Telecom Group. France Telecom S.A. provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

France Telecom S.A. is governed by French corporate law, subject to specific laws governing the company, particularly French law number 90-568 of July 2, 1990 relating to the organization of public postal and telecommunications services, as amended by French law number 96-660 of July 26, 1996 and by French law number 2003-1365 of December 31, 2003. France Telecom S.A. is also regulated by its by-laws.

The activities of the Company are governed by European Union directives and by the law on telecommunications regulation, which established the regulatory authority for the telecommunications industry (Service Universel et Autorité de Régulation des Communications Electroniques et des Postes - Arcep).

France Telecom S.A. has been listed on Eurolist compartment A by Euronext Paris and on New York Stock Exchange (“NYSE”) since 1997.

NOTE 2   Accounting policies

The financial statements of France Telecom S.A. have been prepared in accordance with generally accepted accounting principles in France and with the provisions of the French General Accounting Plan (Plan Comptable Général).
2.1   Application of New Accounting Standards

The new standards applicable in 2010 had no impact on the annual financial statements.

2.2   Other Accounting Policies

There were no changes of accounting method in 2010.

2.2.1   Transactions in Foreign Currencies

Monetary assets and liabilities in foreign currencies are translated at the year-end exchange rate. Losses or gains arising on the translation of receivables and payables at the year-end rate are recognized in the balance sheet respectively as unrealized foreign exchange losses on the asset side or unrealized foreign exchange gains on the liability side.

For financial transactions, unrealized gains or losses on all balance sheet and off-balance sheet positions are determined by currency and by year of due date. For commercial transactions, unrealized gains or losses are determined by currency. A provision is recorded for any net unrealized exchange losses.

2.2.2   Revenue Recognition

The main revenues from France Telecom S.A.’s activities are recognized as follows:

Equipment sales:

Revenues from the sale of equipment and installation fees are recognized when delivered to the client, or when the line is activated.

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Service revenues:

Revenues from telephone service and Internet access subscription fees are recognized in revenue on a straight-line basis over the period of the service.

Revenues from incoming and outgoing telephone communications are recognized when the service is provided.

Revenues related to the use of leased lines and to medium- and high-speed data transmission are recognized on a straight line basis over the life of the contract.

Revenues related to the sale of transmission capacity on terrestrial and submarine cables are recognized on a straight-line basis over the life of the contract.

Revenue from Internet advertising is recognized over the period during which the advertisement appears.

Equipment rentals:

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement.

Content sales:

Revenues from revenue-sharing arrangements (Audiotel, premium rate numbers, special numbers, etc.) are recognized gross when France Telecom S.A. has reasonable latitude in setting prices and determining the key features of the content (service or product) sold to the end-customer; and net of amounts due to the service provider when the latter is responsible for the service and for setting the price to be paid by subscribers.

Revenues from the sale or provision of content (audio, video, games, etc.) via various communication systems (PC, TV, fixed-line, etc) are recognized gross when France Telecom S.A. is the primary obligor in the transaction with respect to the end-customer (i.e. when the customer has no specific recourse against the content provider), when France Telecom S.A. bears the inventory risk and has a reasonable latitude in the selection of content providers and in setting prices charged to the end-customer; and net of amounts due to the content provider when the latter is responsible for supplying the content to the end-customer and for setting the price to subscribers.

2.2.3   Customer Acquisition and Loyalty Costs

Subscriber acquisition and retention costs, other than loyalty program costs, are recognized as an expense for the period in which they are incurred, that is to say on acquisition or renewal.

In application of opinion 2004-E of the CNC’s Comité d’Urgence (Emerging Accounting Issues Committee), the equivalent value in euros of loyalty points earned by customers is deducted from revenue when the points are earned. The deduction from revenue is estimated on the basis of assumptions as regards churn rate, the use of points by subscribers and the per-unit value of the points.

2.2.4   Intangible Assets

Intangible assets include leasehold rights, goodwill linked to technical merger losses on cancelled shares, licenses, software, patents and cable or transmission capacity usage rights, as well as research and development costs.

Technical merger losses are not amortized. However, components of a technical merger loss on cancelled shares are subject to impairment testing in accordance with article 322-5 of Rule no. 99–03 of the CRC (amended by Rule no. 2002-10).

Licenses, patents and indefeasible rights of use (IRUs) for submarine cables are recorded at cost and amortized on a straight-line basis over their useful lives, which is between 3 and 14 years depending on their nature. Internally developed software is recorded at cost and amortized on a straight-line basis over its useful life estimated at 3 or 4 years.

Indefeasible Rights of Use (IRUs) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Telecom S.A. has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life.

Leasehold rights are not amortized as they are considered to have an indefinite useful life. They are tested annually for impairment.

Development costs are recognized as an intangible asset when the following conditions are met:

•

the company can demonstrate its intention and financial and technical ability to complete the project and use or sell it;

•

the project will generate probable future economic benefits for the company; and

•

expenditure attributable to the project during its development can be measured reliably.

Research costs, and development costs not fulfilling the above criteria, are expensed as incurred.

Capitalized development costs are amortized on a straight-line basis over their useful life, usually over 3 years.

2.2.5   Property, Plant and Equipment

Assets transferred from the French State on January 1, 1991 upon the creation of France Telecom S.A. as a public sector operator were recorded at a net value in the opening balance sheet jointly approved by the French Post and Telecommunications Ministry and the French Economy and Finance Ministry.

Cost

The cost of tangible assets corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by France Telecom S.A.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

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The total cost of an asset is allocated among its different components and each component accounted for separately, when the components have different useful lives or when the pattern in which their future economic benefits are expected to be consumed by the entity varies.

Depreciation

Property, plant and equipment are depreciated to write off their cost on a basis that reflects the pattern in which their future economic benefits are expected to be consumed according to their probable use.

The straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10-30 years
Infrastructure (civil works, cables, telephone poles)	15-30 years
Network equipment including the inseparable underlying software (switching, transmission, local loop software, etc.)	4-20 years
Computer hardware, handsets	3-5 years
Other property, plant and equipment	3-10 years

In 2010 the Company made us of accelerated depreciation allowed under the tax regulations in force. The difference between accelerated depreciation and straight-line depreciation is recorded as a regulated provision on the Balance Sheet.

2.2.6   Impairment of Non-current Assets

An impairment loss is recognized when the fair value of an asset falls sustainably below its carrying amount due to events or circumstances arising during the period (such as obsolescence, wear and tear, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators). Fair value is the higher of recoverable amount and value in use.

Impairment tests are carried out on groups of assets and consist of comparing their recoverable amount to their carrying amount.

For assets which are to be held and used, fair value is usually determined on the basis of value in use, which is the present value of the future economic benefits expected to be derived from the use and disposal of the asset. For assets which are due to be sold, fair value is determined on the basis of realizable value assessed by reference to market prices.

2.2.7   Financial Assets

Equity interests are recorded at cost. Transaction costs are expensed as incurred.

An impairment loss is recognized when fair value falls below cost.

Fair value is equal to value in use for strategic interests. However, when an interest is due to be sold, it is measured at market value.

Due to the short-term volatility of the stock market and the strategic nature of its equity interests, France Telecom S.A. uses discounted cash flows adjusted for net debt to assess value in use. Discounted cash flows are based on financial and regulatory assumptions, and assumptions relating to license renewal and operating conditions, forecast by France Telecom S.A. management as follows:

•

cash flows are taken from business plans covering a timeframe of three to five years;

•

beyond that timeframe, cash flows are extrapolated by applying a perpetual growth rate specific to each business activity;

•

cash flows are discounted using rates appropriate for the type of business activity;

•

business plans were drafted during the fourth quarter of each year to factor in the latest trends, particularly regarding the first year of the plans;

•

the discount rate used to determine values in use may incorporate a specific premium to account for contingencies in the execution of certain business plans or country risk (such as for certain African countries);

•

the perpetual growth rates used were maintained, on the whole, as in the France Telecom’s assessment carried out at the end of 2010, the economic environment should not lead to any change in the long-term outlook of its industry.

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Market value is the best estimate of the amount obtainable from the sale of an asset in an arm’s length transaction less costs to sell. This estimate is made on the basis of available market information, taking into account any specific circumstances.

Depending on the specific nature of each investment, other criteria such as market price, development and profitability prospects, equity capital and materiality (on a historical basis) may also be taken into account alone or in combination with the value in use, to determine current value.

2.2.8   Inventories

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable value. Cost corresponds to purchase or production cost determined by the weighted average cost method.

2.2.9   Trade Receivables

Due to its broad range of customers (consumers, large companies and small businesses), France Telecom S.A. does not consider itself to be exposed to a concentration of customer risk. Provisions are recognized according to the risk of non-recovery of the receivables. They are calculated either on an individual basis or on a statistical assessment of the risk according to customer segment.

Securitization

“Consumer” receivables and a part of “business” receivables are sold to special purpose entities (SPEs) as part of the securitized receivables program. The receivables sold are not recognized on the Balance Sheet. Where they are sold at a discount, being the difference between the nominal value of the receivable and the disposal price, this is recognized as a financial cost. Residual interests in securitized receivables in a variety of forms (subordinated units, deposits, reserve fund, etc.) are recorded as “Financial assets”. Any impairment of these interests, determined according to the risk of non-recovery of the securitized receivables, is deducted from “Financial assets”. Selling costs together with commissions and financial interest paid to holders of units in the SPEs are recognized in finance costs.

Securitization programs for trade receivables were put in place in 2009 for a duration of five years. Financing for these programs is assured until the first quarter of 2012 and is expected to be extended for an additional two years.

2.2.10   Marketable Securities

Marketable securities are stated at cost. An impairment loss is recognized for each line of securities of the same nature equal to the difference between their carrying amount and the average stock market price during the previous month or, in the case of unlisted securities, their probable trading value. However, in line with CRC Rule no. 2008-15 of December 4, 2008, no impairment losses are recognized on marketable securities comprising shares purchased or held in respect of free share award plans.

2.2.11   Share Issuance Costs

In line with Opinion 2000-D of the CNC’s Comité d’Urgence, external costs directly linked to a capital increase are deducted from the issue premium. Other costs are expensed as incurred.

2.2.12   Other Equity

When, based on the terms of the contract or the economic conditions at the time of issuance, an interest bearing-financial instrument is not redeemable at the lender’s option or it is redeemable in equity instruments, it is recognized in Other equity.

The perpetual bonds redeemable for shares (TDIRAs) issued by France Telecom S.A. on March 3, 2003 are included in this category.

2.2.13   Government Grants

France Telecom S.A. may receive non-repayable government grants in the form of direct or indirect funding for capital projects, mainly provided by local and regional authorities. The grants are recognized as a liability and recycled to the income statement at the same rate and over the same period as the depreciation of the assets financed.

2.2.14   Bond Issuance Costs

Bond issuance costs are recorded in operating expenses in the accounting period in which the bonds were issued. Redemption premiums are recognized in finance costs over the life of the bond.

2.2.15   Derivatives

France Telecom S.A. manages the market risks related to changes in interest and exchange rates using derivatives, and particularly interest rate swaps, caps and floors, futures contracts on organized markets, forward currency contracts, currency swaps, and currency options. These instruments are used for hedging purposes only.

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Gain and losses arising on these derivatives are recorded in the income statement on a symmetrical basis with the losses and gains on the hedged items:

•

differences in interest receivable or payable on swaps, caps and floors contracted for hedging purposes, and any premiums or discounts, are recorded in the income statement over the life of the contract as an adjustment to interest expense;

•

initial differences between the negotiated forward rate and the spot rate on forward currency contracts and currency swaps designated as hedges are recognized in the income statement over the life of the contract as an adjustment to interest expense. Subsequent gains and losses generated on these contracts due to exchange rate fluctuations are recognized as adjustments to foreign exchange gains or losses arising on the hedged item;

•

gains and losses arising on contracts designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and recognized in the valuation of the transaction upon its occurrence.

Some transactions which comply with France Telecom S.A.’s hedging policy do not qualify for hedge accounting. These transactions are measured as follows:

•

for transactions on organized markets, margin calls are recorded immediately in the income statement;

•

net unrealized losses on over-the-counter instruments, calculated on an instrument by instrument basis, are fully provided for;

•

unrealized gains on over-the-counter instruments are not recognized, in accordance with prudent accounting principles; realized gains are recorded in the income statement when the transaction is unwound.

2.2.16   Provisions

A provision is recognized when France Telecom S.A. has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from France Telecom S.A.’s actions where, by an established pattern of past practice, published policies have created a valid expectation on the part of other parties that France Telecom S.A. will discharge certain responsibilities.

The amount of the provision corresponds to the amount of resource outflow that will probably be required to settle the obligation.

Information on contingent liabilities is disclosed in the notes to the financial statements. They correspond to:

•

probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

•

present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Litigation

In the ordinary course of business, France Telecom S.A. is involved in a number of legal and arbitration proceedings and administrative actions.

The costs that may result from these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

2.2.17   Pensions and Other Long-Term Employee Benefit Obligations

These benefits are offered through:

•

defined contribution plans: contributions are expensed in the year in which the employee service is rendered; or

•

defined benefit plans: the obligation is measured by the projected unit credit method in line with CNC recommendation no. 2003-R.01.

In accordance with this recommendation:

•

the obligation is measured on the basis of demographic assumptions concerning staff turnover rates, mortality, etc., and financial assumptions concerning rates of future salary increases, inflation rate, etc. The resulting obligation is then discounted;

•

discount rates are determined on a plan by plan basis by reference to yields on top-rated corporate bonds;

•

actuarial gains and losses related to post-employment benefits are recognized in the income statement using the corridor method, i.e. gains or losses exceeding 10% of the higher of (i) the fair value of the obligation in respect of defined benefit plans and (ii) the fair value of plan assets, are deferred over the remaining service lives of the employees concerned.

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France Telecom S.A.’s defined benefit plans are not generally funded. Only one plan is funded and as its assets are listed securities, their fair value is equal to their market value on the reporting date.

Employee benefits include post-employment benefits (essentially pension obligations), retirement bonuses and other long-term benefits.

Post-employment benefits

Pension plan for French civil servants France

Civil servants employed by France Telecom S.A. are covered by the government-sponsored civil and military pension plan.

France Telecom S.A.’s obligation under the plan is limited to the payment of annual contributions (law no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plan covering its own civil servant employees or any other public sector plans.

The civil servant pension plan is a defined contribution plan.

Retirement bonuses and other similar benefits

The retirement bonuses paid by France Telecom S.A. to its employees, either as a lump sum or as an annuity, in an amount determined by their final salary and retirement age, can be considered as a defined benefit plan.

Other post-employment benefits

The benefits France Telecom S.A. offers retired employees, such as telephones and coverage of certain healthcare costs, can be considered as a defined benefit plan.

Employment termination benefits

Early retirement plan in France

France Telecom S.A. set up an early retirement plan in France from 1996 to 2006. The plan beneficiaries receive 70% of their salary between the age of 55 and 60. The benefit is accounted for in the same way as lump-sum benefits payable on termination of service: a provision is recognized to cover France Telecom S.A.’s obligation, which will expire at the end of 2011.

Other employment termination benefits

Any other termination benefits are also determined on an actuarial basis and covered by provisions.

Actuarial differences relating to termination benefits observed during the course of the year are immediately recognized in the income statement.

Other long-term benefits

Other long-term benefits offered by France Telecom S.A. concern primarily long-term paid leave and the Part-Time for Seniors plan.

Actuarial differences observed during the course of the year are immediately recognized in the income statement.

2.2.18   Other Employee Benefits

Stock option plans

In line with CRC rule no. 2008-15 of December 4, 2008, no expense is recognized in respect of stock option plans that do not lead to an outflow of resources for France Telecom S.A.

Free Share Award Plan

In accordance with CRC rule no. 2008-15 of December 4, 2008, where the award of free shares is conditional on the beneficiary’s continued employment over a given period, the award results in the recognition of a provision that accrues over the qualifying period.

The amount of the provision corresponds to the cost of the shares on the date of their allocation to the plan (purchase price) or, for shares that have not yet been purchased, the probable cost of purchasing the shares measured on the reporting date (i.e. France Telecom S.A. share price on December 31).

In accordance with CRC rule no. 2008-15, no impairment losses are recognized in respect of shares allocated to free share award plans.

2.3   Use of Estimates

In preparing France Telecom S.A.’s accounts, management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at December 31, 2010 may subsequently be changed. The assumptions underlying the main estimates made concern provisions, property, plant & equipment, intangible assets and equity interests.

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NOTE 3   Main events of 2010

The following significant events occurred in 2010:

Liquidation of Equant BV

In March 2010, Equant BV, a wholly-owned subsidiary of France Telecom S.A., was wound up. The winding-up surplus amounted to 7 million euros. The gross value of the Equant BV shares amounted to 3,589 million euros and was fully impaired.

Increase in capital in Orange Participations

In 2010, France Telecom S.A. subscribed to two capital increases made by its subsidiary Orange Participations in February and October, for an amount of 100 million euros and 400 million euros respectively, paid for in cash.

Amendment to agreement concerning older employees

Following the pension reform enacted in November 2010, on December 23, 2010, France Telecom signed an amendment to the agreement concerning older employees (see Note 6.3.1).

Commitments relating to acquisitions of securities

See Note 7.

NOTE 4   Notes to the Income Statement

4.1   Revenues

(in millions of euros)	Year ended
	Dec. 31, 2010	Dec. 31, 2009
Fixed-line services	19,189	19,691
Subscriber fixed telephone lines	6,268	7,166
Internet services	3,455	3,256
Carrier services	3,884	3,807
Data transfer	3,522	3,389
Other fixed-line services	2,060	2,073
Other revenues	3,213	2,809
TOTAL	22,402	22,500

Fixed line service revenues include:

•

subscriber lines (service access fees, basic and additional service packages, telephone communications, and online services - telephone and computer kiosks and information services);

•

internet services (internet access and services: broadband over ADSL, VoIP, digital TV via ADSL or satellite; dial-up internet services);

•

carrier services (national interconnections, local loop unbundling and wholesale broadband access and services to international carriers);

•

data transfer (leased lines and enterprise networks);

•

other fixed line products and services (fixed-line equipment rental and sales, customer support for fixed-line and Internet service, public payphones and phone cards, and telecommunications network operations and maintenance for France Telecom Group subsidiaries).

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The primary components of other revenues include:

•

sales of mobile handsets and Mobicarte prepaid cards for Orange France pay-as-you-go mobile phone customers;

•

France Telecom S.A. distribution network commissions paid by its subsidiaries and other services billed to subsidiaries (primarily IT services under France Telecom Group information systems sharing arrangements, and premises rentals).

4.2   Capitalized Costs and other Income

(in millions of euros)	Year ended
	Dec. 31, 2010	Dec. 31, 2009
Capitalized costs	1,337	1,100
Other income and expense reclassifications	882	648
Corporate fees	301	322
TOTAL	2,219	1,748

4.3   Operating Provision Reversals

(in millions of euros)	Year ended
	Dec. 31, 2010	Dec. 31, 2009
Reversal of provisions for inventories and trade receivables	52	17
Reversal of provisions for early retirement	313	484
Other reversals	304	274
TOTAL	669	775

4.4   Taxes other than Income Tax

(in millions of euros)	Year ended
	Dec. 31, 2010	Dec. 31, 2009
Territorial Economic Contribution (Contribution economique territoriale), IFER (1) and business tax	(666)	(679)
Other	(300)	(304)
TOTAL	(966)	(983)
(1) Flat-rate tax on network enterprises (Impôt Forfaitaire sur les Entreprises de Réseaux [IFER]).

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4.5   Labor Expenses

(in millions of euros)	Year ended
	Dec. 31, 2010	Dec. 31, 2009
Average number of employees (full-time equivalents) (unaudited) (1) (2)	89,229	90,492
Wages and other labor expenses	(6,253)	(6,305)
of which
• Wages and salaries	(4,075)	(4,054)
• Social security charges (3)	(1,738)	(1,749)
• Other labor expenses	(441)	(502)
Remuneration in shares (free share award program) (4)	(7)	(21)
TOTAL	(6,260)	(6,326)

(1)  Of whom 69% were French civil service staff, compared with 71% at December 31, 2009.

(2)  Broken down as follows:
• senior management and management: 41% versus 39% at December 31, 2009;
• employees, technicians and supervisors 59% versus 61% at December 31, 2009.

(3)  The charge for defined contribution pension post-retirement benefit programs was 874 million euros and comprised mainly the flat-rate contribution to the pension plan for civil servant employees of France Telecom S.A.

(4)  In accordance with CRC regulation 2008-15 of December 4, 2008 the impact of free share award programs (including provisions and reversals) is recognized as a labor expense.

The employer’s flat-rate contribution to the pension plan for civil servant employees increased from 36.65% in 2009 to 37.20% in 2010.

Labor expenses shown in the income statement include payments relating to the early retirement plan for civil servants and contract employees, which are covered through a reversal of operating provisions (313 million euros at December 31, 2010 including 274 million euros for civil servants, versus 484 million euros at December 31, 2009 including 442 million euros for civil servants).

Other labor expenses mainly include:

•

payments to the Works Council for an amount of (103) million euros, compared with (113) million euros at December 31, 2009;

•

a provision for employee incentive bonuses for an amount of (166) million euros, compared with (188) million euros at December 31, 2009.

The incentive bonus agreement for 2009 to 2011 allows for the payment of bonuses based on the achievement of annual operating performance indicators in the fixed and multi-service (67%) and mobile (33%) segments. However, payments made when the performance indicator is exceeded are conditional on achieving target levels for the Service Quality Indicator.

4.6   Other Operating Expenses

(in millions of euros)	Year ended
	Dec. 31, 2010	Dec. 31, 2009
Royalties and patents	(136)	(168)
Other operating expenses	(830)	(529)
TOTAL	(966)	(697)

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4.7   Depreciation, Amortization and Provisions

(in millions of euros)	Year ended
	Dec. 31, 2010	Dec. 31, 2009
Depreciation and amortization	(2,073)	(2,135)
Provisions	(275)	(310)
Inventories	(15)	(23)
Amortization of the actuarial gain/loss on the early retirement plan	(5)	(2)
Other provisions	(255)	(285)
TOTAL	(2,348)	(2,445)

4.8   Financial Income and Expense

(in millions of euros)	Note	Year ended
		Dec. 31, 2010	Dec. 31, 2009
Dividends received		1,622	2,784
Orange SA		1,218	1,997
WSB		-	330
TP SA		257	225
FCR		35	151
FTMI		50	27
Other		62	53
Revenue from marketable securities		58	71
Revenue from receivables related to equity interests and current accounts	5.2.4	58	106
Loan interest		(1,754)	(1,875)
Changes provisions for interest costs		(41)	(48)
Interest paid on subsidiaries’ current accounts		(68)	(185)
Interest on perpetual bonds redeemable for shares (TDIRAs)		(59)	(132)
Net foreign exchange gain or loss		386	(58)
Change in the provision for equity interests and related receivables	5.2.1	(1,311)	(5,847)
Orange SA		(268)	(194)
WSB		(742)	(1,695)
Orange Participations		(448)	(791)
TP SA		117	(2,243)
Equant BV (1)	3 & 4.9	-	(935)
Other		30	11
Other operating income/expense and changes in other provisions		168	119
TOTAL		(941)	(5,065)
(1) In 2010, the reversal of the provision on Equant BV shares liquidated, amounting to 3,589 million euros, was reclassified as an exceptional item with regard to the net value of the shares.

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4.9   Exceptional Income and Expense

(in millions of euros)	Note	Year ended
		Dec. 31, 2010	Dec. 31, 2009
General Court of the European Union ruling of November 30, 2009		-	(964)
Provision for contested adjustment notice	6.3	(1,763)	-
Part-Time for Seniors Plan	6.3.1	(490)	(563)
Changes in provisions - disposals and write-offs and other exceptional items (1)	4.8	(477)	(398)
Accelerated depreciation		(152)	(104)
TOTAL		(2,882)	(2,029)

(1)  The heading “Changes in provisions - disposals and write-offs and other exceptional items” mainly comprises:

- in 2009, the impact of the sale of ASB shares (net of reversals) for an amount of (263) million euros;

- in 2010, the impact of the provision for discontinuing the proprietary channel content publishers’ business for (271) millions euros (see Note 6.3).

4.10   Employee Profit-Sharing

An employee profit-sharing plan was agreed on November 19, 1997 covering employees of France Telecom S.A. and all its direct and indirect French subsidiaries. On February 1, 2000, the agreement was amended to eliminate the impact on the profit-sharing plan of certain exceptional items not forming part of the company’s ordinary business activities. A second amendment was signed on June 29, 2001.

The provision for the employee profit-sharing plan amounted to (263) million euros at December 31, 2010, compared with (234) million euros at December 31, 2009.

4.11   Income Tax

The following income taxes were recorded in the income statement:

(in millions of euros)	Year ended
	Dec. 31, 2010	Dec. 31, 2009
Income tax benefit/(charge) net of benefits generated by group tax relief and tax loss carry-backs	1,214	1,274

France Telecom S.A. has elected for group tax relief with various subsidiaries. At December 31, 2010, the tax group comprised 77 companies (including France Telecom S.A.), compared with 76 companies at December 31, 2009.

At December 31, 2010, France Telecom S.A. recognized a net tax benefit of 1,214 million euros. This amount mainly comprises a 1,173 million euro benefit arising from group tax relief, which is definitively attributable to France Telecom S.A., as the parent company of the tax group.

France Telecom S.A.’s net future tax relief (excluding tax loss carryforwards) was 926 million euros at December 31, 2010 (856 million euros at December 31, 2009), and is primarily linked to early retirement provisions. This relief will be applied mostly during the period from 2011 to 2012.

France Telecom S.A.’s tax expense without group tax relief would have been nil, taking into account tax loss carryforwards (amounting to 6,680 million euros at December 31, 2010 versus 8,810 million euros at December 31, 2009).

As disclosed in the 2009 financial statements, France Telecom S.A. was subject to tax audits for the years 2000 to 2005 inclusive. The tax adjustments that were accepted did not have a material impact on France Telecom’s 2009 and 2010 financial statements. Other than the adjustment notice described in Note 6.3, there are no other material contested adjustments.

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NOTE 5   Notes to the Balance Sheet – Assets

5.1   Property, Plant and Equipment and Intangible Assets

(in millions of euros)	Opening balance	Changes in scope and reclassifications	Additions	Disposals	Closing balance
COST
Intangible assets	8,604	52	709	(394)	8,971
Property, plant & equipment	43,919	(48)	1,669	(1,131)	44,409
Land	485	(0)	2	(5)	482
Buildings	4,569	(2)	188	(125)	4,630
Plant, equipment and other	38,865	(46)	1,479	(1,001)	39,297
TOTAL, AT COST	52,523	4	2,378	(1,525)	53,380
DEPRECIATION, AMORTIZATION AND PROVISIONS
Intangible assets	(2,867)	0	(674)	391	(3,150)
Amortization	(1,575)	0	(671)	384	(1,861)
Provisions	(1,292)	-	(3)	6	(1,289)
Property, plant & equipment	(34,319)	(0)	(1,450)	1,126	(34,643)
Depreciation	(33,996)	(0)	(1,449)	1,120	(34,325)
Land	(11)	0	(0.5)	0	(11)
Buildings	(3,298)	(0)	(180)	121	(3,357)
Plant, equipment and other	(30,687)	(0)	(1,269)	999	(30,957)
Provisions	(323)	-	(1)	6	(318)
TOTAL DEPRECIATION, AMORTIZATION AND PROVISIONS	(37,186)	-	(2,124)	1,517	(37,793)
NET BOOK VALUE
Intangible assets	5,737	52	35	(3)	5,821
Property, plant & equipment	9,600	(48)	219	(5)	9,766
TOTAL NET BOOK VALUE	15,337	4	255	(8)	15,587

Changes in intangible assets in 2010 relate mainly to trademarks, patents and software; changes in property, plant and equipment relate mainly to plant and equipment.

5.2   Financial Assets

(in millions of euros)	Note	Opening balance	Changes in scope and reclassifications	Increases	Decreases	Closing balance
COST
Equity interests	5.2.1	90,423	-	506	(3,591)	87,338
Notes issued by securitization vehicles	2.2.9	372	-	5	-	377
Cash collateral paid	5.2.3	758	(0)	0	(493)	265
Receivables related to equity interests	5.2.1	262	4	166	(255)	177
Other financial assets	5.2.4	1,146	15	83	(1,038)	207
Total financial assets at cost		92,961	19	760	(5,377)	88,363
PROVISIONS FOR IMPAIRMENT
Equity interests		(19,796)	-	(1,486)	3,759	(17,522)
Notes issued by securitization vehicles		(20)	(55)	-	-	(75)
Receivables related to equity interests		(2)	-	0	-	(2)
Other Financial Assets		(59)	59	-	-	(0)
Total provisions		(19,877)	4	(1,486)	3,759	(17,599)
TOTAL FINANCIAL ASSETS, NET		73,084	23	(726)	(1,618)	70,764

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5.2.1   Equity interests and related receivables

Gross value

The main changes under the heading of Equity Interests were the winding up of Equant BV and the Orange Participations capital increases described in Note 3.

Provisions for impairment

Changes in general economic and financial conditions, the varying degrees of ability amongst companies in the telecommunications market to withstand the deterioration of local economic conditions, changes in the market capitalizations of telecommunications operators and the levels of financial performance relative to market expectations all constitute external indicators of impairment which, together with internal performance, are analyzed by France Telecom S.A. to determine whether or not it is necessary to carry out impairment tests at a frequency of less than one year.

The main changes in provisions for impairment in 2010 are set out in the table of financial income and expense (see Note 4.8).

The table below shows a detailed breakdown of equity interests:

(in millions of euros)	Share capital	Other equity (1)	Percentage capital held	Book value at December 31, 2010		2010 revenue	Net income for the last financial year (2)	Dividends received in 2010	Receivables related to subsidiaries
				Cost	Net
SUBSIDIARIES (over 50% owned)
EGT	0	-	100%	54	0	33	- (3)	0	-
FCR	163	213	100%	162	162	44	106 (3)	35	-
FT Immo H	263	60	100%	263	263	4	31 (3)	22	-
FTCD	39	9	100%	64	48	N/A	(2)	-	-
FTMI	22	132	100%	679	367	N/A	49 (3)	50	-
FTParticipations US	343	(294)	100%	437	43	N/A	3	-	-
Globecast Holding	67	(15)	100%	212	125	N/A	(2)	-	-
Nordnet	0	25	99.96%	90	90	72	18 (3)	17	-
NRS (formerly Silicomp Group)	1	94	100%	110	103	N/A	17	-	24
Orange Business Participations	165	(3)	100%	165	165	N/A	(1) (3)	-	-
Orange Participations	1,035	(570)	100%	1,839	595	N/A	(570) (3)	-	-
Orange SA	4,872	34,189	100%	62,917	60,599	-	2,109 (3)	1,218	-
Orange Sverige	111	1,319	99.99%	1,429	1,429	N/A	20	-	34
Rimcom	136	8	100%	310	217	N/A	12	10	-
Wirefree Services Belgium	738	237	100%	11,671	1,802	N/A	97	-	-
Other				136	113			13	-
Total Subsidiaries				80,537	66,121			1,365	58
NON-CONTROLLING INTERESTS (10%-50% owned)
TP SA	1,008	-	49.79%	6,335	3,644	2,111	256	257	-
Other				15	13			-	-
Total non-controlling interests				6,350	3,658			257	-
OTHER EQUITY INTERESTS
Bull	-	-	8.07%	445	34			-	-
Other				6	4			-	-
Total other equity interests				451	38			-
TOTAL SUBSIDIARIES AND NON-CONTROLLING INTERESTS				87,338	69,816			1,622	58
(1) Including 2010 net income. (2) 2010 net income. (3) Figures not yet approved by the Boards of Directors.

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5.2.2   Cash Collateral Paid

France Telecom S.A. has negotiated cash collateral agreements with its main bank counterparties which fluctuate according to the valuation of off-balance sheet transactions with these counterparties. The amount of this collateral is strongly correlated to movements in foreign exchange rates, notably for the US dollar and pound sterling. Collateral paid is recorded in Financial Assets and collateral received is recognized in Other Current Loans (see Note 6.4.1).

Net cash collateral paid amounted to 29 million euros at December 31, 2010 compared with 758 million euros at December 31, 2009. This decrease was due to:

•

a volume effect due to changes in the portfolio;

•

an increase in the number of counterparties with whom cash collateral agreements have been signed, together with a reduction in the threshold levels;

•

the increase in the market value of foreign exchange hedging instruments, primarily owing to the appreciation of the dollar against the euro.

5.2.3   Other Financial Assets

The following table shows the change in other financial assets at cost:

(in millions of euros)	Note	Opening balance	Changes in scope and reclassifications	Increases	Decreases	Closing balance
COST
General Court of the European Union litigation deposit	8.1	964	-	-	(964)	-
Loans, miscellaneous receivables, other deposits and financial securities		182	15	83	(73)	207
TOTAL OTHER FINANCIAL ASSETS AT COST		1,146	15	83	(1,038)	207
PROVISIONS FOR IMPAIRMENT
Loans, miscellaneous receivables, other deposits and financial securities		(59)	59	-	-	0
TOTAL PROVISIONS		(59)	59	-	-	0
NET OTHER FINANCIAL ASSETS		1,087	74	83	(1,038)	207

5.3   Trade Receivables

The change in trade receivables over the year was due mainly to a decrease in receivables from subsidiaries of the France Telecom Group.

Trade receivables include 1,984 million euros in invoices not yet issued at December 31, 2010, versus 1,881 million euros at December 31, 2009.

5.4   Other Receivables

This item mainly comprises:

•

subsidiaries’ current accounts for an amount of 771 million euros (versus 1,272 million euros at December 31, 2009);

•

VAT to be recovered for an amount of 462 million euros (versus 434 million at December 31, 2009).

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5.5   Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents and marketable securities held at December 31, 2010 comprise:

(in millions of euros)	Year ended
	Dec. 31, 2010	Dec. 31, 2009
Term deposits	314	-
Certificates of deposit	637	138
Mutual funds (SICAVs)	323	371
Mutual funds (FCPs)	1,829	1,742
Treasury shares	0	35
Accrued interest	5	-
Marketable securities	3,108	2,286
Cash	252	157
TOTAL	3,360	2,443

Treasury shares

During the year ended December 31, 2010, France Telecom bought back 135,000 shares under the program authorized by the Shareholders’ Meeting of May 26, 2009.

France Telecom did not buy back any shares under the new program authorized by the Shareholders’ Meeting of June 9, 2010 (the “2010 Buyback Program”), which is described in the registration document filed with the French Securities Regulator on April 28, 2010.

The above figures do not include shares bought under the terms of the liquidity contract entered into with an investment services provider and implemented under the buyback program authorized by the Shareholders’ Meeting of May 21, 2007. This contract was renewed on its anniversary date for a period of one year and has continued to be implemented under the 2010 Buyback Program. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

During the year, 2,173,227 shares were delivered to unwind the World free share award plan.

At December 31, 2010, the Company held 4,609 of its own shares (and no shares under the terms of the liquidity contract), which are recognized as marketable securities (2,042,836 at December 31, 2009).

5.6   Impairment of Current Assets

(in millions of euros)	Opening balance	Changes in scope and reclassifications	Increases	Decreases	Closing balance
Trade receivables	(172)	-	(4)	28	(148)
Other receivables	(16)	-	(0)	1	(15)
Inventories	(25)	-	(15)	23	(17)
TOTAL	(213)	-	(19)	52	(180)

5.7   Prepaid Expenses

Prepaid expenses totaled 642 million euros at December 31, 2010, versus 1,211 million euros at December 31, 2009, comprising:

•

expenses related to financial instruments used in currency hedging cancelled before maturity of 465 million euros (625 million euros at December 31, 2009).

•

prepayments under QTE leases for an amount of 74 million euros (versus 418 million euros at December 31, 2009). The change in the amount of prepayments is due to the early unwinding of several transactions in 2010.

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NOTE 6   Notes to the Balance Sheet – Equity and Liabilities

6.1   Equity

At December 31, 2010, the share capital of France Telecom S.A. amounted to 10,595,434,424 euros, comprising 2,648,858,606 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 26.97% of France Telecom S.A.’s share capital either directly or indirectly in concert with the Strategic Investment Fund (Fonds Stratégique d’Investissement).

6.1.1   Change in Equity

(in millions of euros)	Opening balance	Appropriation of 2009 net income	Dividend distribution	2010 net income	Capital increase (1)	Other movements	Closing balance
Share capital	10,595	-	-	-	0	-	10,595
Additional paid-in capital	15,733	-	-	-	2	-	15,735
Statutory reserve	1,046	-	-	-	-	-	1,046
Retained earnings	10,446	(1,416)	(3,706)	-	-	0	5,324
Net income	(1,416)	1,416	-	1,067	-	(0)	1,067
Government grants	633	-	-	-	-	(17)	616
Regulated provisions	717	-	-	-	-	192	909
TOTAL	37,754	-	(3,706)	1,067	2	175	35,292
(1) See Note 6.1.2.

During 2009, the change in equity broke down as follows:

(in millions of euros)	Opening balance	Appropriation of 2008 net income	Dividend distribution	2009 net income	Capital increase (1)	Other movements	Closing balance
Share capital	10,460	-	-	-	135	-	10,595
Additional paid-in capital	15,328	-	-	-	405	-	15,733
Statutory reserve	1,046	-	-	-	-	-	1,046
Retained earnings	10,891	3,234	(3,679)	-	-	-	10,446
Net income	3,234	(3,234)	-	(1,416)	-	-	(1,416)
Government grants	635	-	-	-	-	(2)	633
Regulated provisions	479	-	-	-	-	238	717
TOTAL	42,073	-	(3,679)	(1,416)	540	236	37,754
(1) Following the exercise of stock options and liquidity contracts.

6.1.2   Changes in Share Capital

During the year ended December 31, 2010, France Telecom S.A. issued 148,832 new shares following the exercise of stock options, including:

•

56,729 new shares issued in respect of plans granted by Wanadoo between 2000 and 2003, then transferred to France Telecom S.A. when the merger of Wanadoo occurred; and

•

92,103 new shares issued in respect of plans granted by Orange between 2001 and 2003 and for which the holders received options liquidity instruments.

The issuance of these new shares was duly recorded by the Board of Directors at its meeting on January 19, 2011.

6.1.3   Earnings per share

	Before dilution	After dilution
Weighted average number of shares	2,647,269,516	2,648,462,269
Earnings per Share	0.40	0.40

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6.1.4   Stock Option Plans

France Telecom S.A. (formerly Wanadoo)

Following the purchase of the non-controlling interests in Wanadoo in September 2004, France Telecom S.A. undertook to guarantee the liquidity of the Wanadoo stock option plans by exchanging Wanadoo options for France Telecom options.

These options are exercisable for a period of ten years from 2006.

France Telecom S.A. - 2005 Plan

In 2005, France Telecom S.A. granted stock options to its executive officers and employees. The scope of the France Telecom S.A. 2005 stock option plan was enlarged in 2006 following the consolidation of the Amena group. These rights were vested in 2009.

The options are exercisable for a period of ten years.

France Telecom S.A. - 2007 Plan

On May 21, 2007, France Telecom S.A. granted 10,093,300 stock options to certain executive officers and employees of the Company. The options may be exercised during a period of seven years beginning on May 21 2010 and ending on May 21, 2017. The exercise price was set at 21.61 euros.

The shares acquired upon exercise of the options are subject to a lock-up period ending on May 21, 2011. In addition, the options will not vest unless the beneficiaries have been employed by the Group for a period of at least three years beginning on of May 21, 2010.

Orange

Orange stock option plans, which have been exercisable since 2006, can be broken down into four categories: “International”, “France”, “USA” and “Sharesave”.

Following its purchase of the minority interests in Orange, France Telecom S.A. offered holders of Orange stock options a liquidity contract and then in September 2005 issued options liquidity instruments to facilitate the delivery of France Telecom S.A. shares.

Plan	Number of options granted
International	85,693,210
France	45,983,363
USA	3,621,755
“Sharesave” UK Save – 5 years	4,037,379
“Sharesave” UK Save – 3 years	5,839,507
“Sharesave” Netherlands	232,186

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Movements in stock option plans

The following table summarizes the stock option plans granted to France Telecom employees at December 31, 2010 and 2009:

STOCK OPTION PLAN	December 31, 2010		December 31, 2009
	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
France Telecom plan (2005/2007)
Options outstanding at the beginning of the year	21,352,795	22.66	22,624,565	22.70
Options granted	-	-	-	-
Options exercised	-	-	-	-
Options cancelled or lapsed	(880,061)	22.32	(1,271,770)	23.35
Options outstanding at the end of the year	20,472,734	22.68	21,352,795	22.66
France Telecom plan (ex-Wanadoo)
Options outstanding at the beginning of the year	4,590,667	20.64	4,644,234	20.57
Options exercised	(56,729)	14.30	(45,269)	14.71
Options cancelled or lapsed	(783,789)	46.53	(8,298)	16.30
Options expired	-	-	-	-
Options outstanding at the end of the year	3,750,149	15.32	4,590,667	20.64
Orange plan (1)
Options outstanding at the beginning of the year	37,567,103	8.97	38,286,539	8.97
Options granted	-	-	-	-
Options exercised	(208,367)	6.51	(164,054)	6.65
Options cancelled or lapsed	(849,935)	9.43	(555,382)	9.29
Options outstanding at the end of the year	36,508,801	8.98	37,567,103	8.97
(1) The exercise of these options gave rise to the issuance of France Telecom shares pursuant to the options liquidity instruments and to France Telecom’s decision to issue new shares.

Options exercisable at year-end

Options exercisable at year-end were as follows:

STOCK OPTION PLAN	Year ended December 31, 2010
	Number of unexercised options at year end	Weighted average period until maturity (months)	Range of exercise prices	Number of options exercisable at year-end
France Telecom plan (2005/2007)	20,472,734	66	€21.61 - €23.48	20,472,734
France Telecom plan (ex-Wanadoo)	3,750,149	18	€13.84 - €16.60	3,750,149
Orange plan	36,508,801	6	€6.35 - €10.00	36,508,801

6.1.5   Dividend Distributions

At its meeting of July 28, 2010, the Board of Directors approved the payment of an interim dividend of 0.60 euro cents per share in respect of 2010. The dividend was paid on September 2, 2010 in the total amount of 1,589 million euros.

The Annual Shareholders’ Meeting of France Telecom held on June 9, 2010 decided to pay France Telecom shareholders a cash dividend of 1.40 euro per share in respect of 2009. Given the payment of an interim dividend of 0.60 euro per share on September 2, 2009, in the total amount of 1,588 million euros, the payment made on June 17, 2010 was 0.80 euro per share, for a total amount of 2,117 million euros.

The Annual Shareholders’ Meeting of France Telecom held on May 26, 2009 decided to pay France Telecom shareholders a cash dividend of 1.40 euro per share in respect of 2008. Given the payment of an interim dividend of 0.60 euro per share on September 11, 2008, in the total amount of 1,563 million euros, the payment made on June 30, 2009 was 0.80 euro per share, for a total amount of 2,091 million euros. This payment resulted in a cash outflow of 1,553 million euros and a payment in shares of 538 million euros as shareholders were able to elect to receive 50% of the final dividend, or 0.40 euro per share, in shares.

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6.1.6   Regulated Provisions

Regulated provisions in 2010 comprised:

•

provisions for investment for an amount of 653 million euros (613 million euros in 2009);

•

accelerated depreciation of property, plant and equipment in the amount of 256 million euros (104 million euros in 2009).

6.2   Other equity

On March 3, 2003, under the terms of the MCSA (see Note 8), France Telecom issued perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, reserved for members of the banking syndicate (the “Bank Tranche”) and for MobilCom’s suppliers (the “Supplier Tranche”). The TDIRA are listed on Eurolist by Euronext Paris (international section) following approval of a securities note filed with the Commission des Opérations de Bourse (French Securities Regulator) on February 24, 2003.

They are redeemable for new France Telecom ordinary shares at any time by the holders, or, under certain conditions described in the securities note, at France Telecom’s initiative, based on a ratio of 503.4654 shares for one TDIRA for the Bank Tranche (i.e. a redemption price of 28.006 euros) and 405.7175 shares for one TDIRA for the Supplier Tranche (i.e. a redemption price of 34.753 euros). The initial ratio of 300 shares for one TDIRA has been adjusted several times to protect the rights of the holders according to applicable law and may be adjusted in the future under the terms and conditions set out in the securities note.

From January 1, 2009 until December 31, 2009, the TDIRA bore interest at the rate of 5.25%. Since January 1, 2010, the interest rate on the TDIRA has been 3-month Euribor +2.5%.

If no dividend payment is voted by the Ordinary Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay payment of the coupon. The amount of interest due will itself bear interest at the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full - including the related accrued interest - at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before redemption of the TDIRAs. When payment is deferred, identified interest and/or capitalized interest amounts will be included in liabilities in the “Accrued interest payable” line.

Taking account of redemptions made since their issue, 129,635 TDIRAs remained outstanding at December 31, 2010, including 111,905 for the Bank Tranche and 17,730 for the Supplier Tranche, for a total nominal amount of 1,828 million euros.

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6.3   Provisions

Provisions break down as follows:

(in millions of euros)	Note	Opening balance	Increases	Utilization	Releases	Discounting expense	Change in scope and reclassification	Closing balance
Early retirement plan - civil servants		365	(2)	(274)	-	5	-	94
Early retirement and pre-retirement benefits - contractual		70	6	(39)	-	1	-	38
Termination benefits		435	4	(313)	-	6	-	132
Benefits other than pensions for retirees		36	1	(2)	-	2	-	37
Retirement premium - civil servants		61	8	(10)	-	3	-	62
Unemployment risk		0	-	-	-	-	-	-
Retirement bonuses and other similar benefits		109	81	(3)	-	11	-	198
Post-employment benefits		206	90	(15)	-	16	-	297
Long-term benefits (1)		770	507	(25)	-	13	-	1,264
Sub-total – Employee benefits	6.3.1	1,410	601	(353)	-	35	-	1,693
Provision for contributions for Works Council in respect of early retirement plans		10	-	(6)	-	-	-	3
Incentive for secondment within the public sector		16	-	(16)	-	-	-	-
Dismantling and restoring sites and treatment of waste electrical and electronic equipment (2)	6.3.2	225	-	(23)	-	6	4	211
Free share awards (3)	6.3.3	31	-	(31)	-	-	-	-
Foreign exchange losses		492	0	(83)	-	-	-	410
Provision for claims and litigation		184	27	(99)	(8)	-	-	103
Other provisions (4) (5)		707	2,346	(175)	(228)	-	-	2,651
Sub-total - Other provisions		1,665	2,373	(433)	(236)	6	4	3,379
Total provisions		3,075	2,975	(786)	(236)	41	4	5,072

(1)  Including (1,042) million euros for the Part-Time for Seniors Plan at December 31, 2010 against (563) million euros at December 31, 2009.

(2)  The discount rate used for dismantling telegraph poles is 3.3% and public phone boxes is 2.6%; for terminals, decoders, Live Box units and DEEE, the rate is 2.7%.

(3)  Free share awards were subject to a reclassification on the income statement from exceptional costs (including provisions and reversals) to labor expenses in accordance with CRC regulation 2008-15 of December 4, 2008, without any impact on provisions.

(4)  As disclosed in the 2009 financial statements, France Telecom S.A. has been subject to tax audits for the years 2000 to 2005 inclusive. The tax adjustments that were accepted did not have a material impact on France Telecom’s 2009 and 2010 financial statements. With the exception of the adjustment notice described below, there is no material contested adjustment.
During the second half of 2010, the French Tax Administration confirmed that it would claim recovery of tax arising from an adjustment notice that was contested by France Telecom S.A. The notice was referred to the Commission Nationale des Impôts Directs (CNID). In its advisory opinion of May 2010, the Commission indicated that in this particular case, the tax basis must be similar to the accounting basis, specifying that it assessed the given amount of tax at 1.7 billion euros. Moreover, the Commission listed points of law raised by the Administration’s position and on which it did not rule, in accordance with its area of competence.
France Telecom believes that it has valid grounds for its defense in view of the points raised by the CNID, particularly with respect to the enforceability of management decisions and the statute of limitations.
Independently of the legal merits of its position, at December 31, 2010, in keeping with the principle of prudence, France Telecom SA had set aside a provision of 1,946 million euros representing the principal amount plus approximately 210 million euros for accrued late interest.
Upon receipt of the collection notice, France Telecom will refer the matter to the administrative court and will provide a bank guarantee pending a decision of the Administrative Court. Based on the usual length of time required for a court of first instance to render a judgment, a decision could be expected during 2013-2014 at the earliest. Should the court find against France Telecom, the company would then be required to pay the principal amount and accrued interest pending the outcome of any appeals.
Moreover, the audit has made it possible to determine that the time horizon for payment of the corporate income tax in France will be no earlier than 2012.

(5)  Other provisions include an addition of (271) million euros for the discontinued proprietary channel publishers’ business. Owing to an insufficient contribution from its TV channels in France, the France Telecom Group did not participate in bidding for League 1 football league broadcasting rights post-June 2012 and, in addition, it decided to seek a partnership for the Orange movie channels. Owing to this change in strategy and to existing commitments with third parties, the contracts to purchase rights and related commitments are now deemed to be onerous contracts.

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The impact of changes in provisions on the income statement is broken down as follows:

(in millions of euros)	Increases/ charges	Utilization	Releases	Total
Operating expense/(income) - by nature	257	(564)	(52)	(360)
Net financial expense/(income) - by nature	42	(145)	(1)	(103)
Net exceptional expense/(income) - by nature	2,717	(46)	(183)	2,488
TOTAL	3,016	(755)	(236)	2,025

6.3.1   Employee Benefits

Part-Time for Seniors Plan

The Part-Time for Seniors Plan signed on November 26, 2009 as part of the agreement on employment of seniors, offers, for a period of at least 18 months and no longer than three years, benefits to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within three years and who have at least fifteen years’ service within the Group. The Part-Time for Seniors Plan allows employees to work half-time whilst still receiving:

•

a base salary amounting to 80% of their full-time rate;

•

100% retirement contributions (employer’s and employee’s) for the period of employment under the program;

•

a minimum salary.

Beneficiaries may also elect to transfer a share of their basic compensation (5%, 10% or 15%) into a Time Savings Account (Compte Epargne Temps, or CET), with the Group contributing top-up payments of two-thirds of the transferred amount. The CET funds thus accrued can be used to reduce the period worked (by 6 months, 12 months or 18 months respectively).

The pension reform enacted in November 2010 would have reduced the number of eligible employees by about one third. On December 23, 2010, France Telecom signed and amendment providing for the following:

•

for the 3,000 employees who joined the part-time for seniors plan before December 31, 2010, an extension of the term of the plan (ranging from 4 to 12 months depending on the employee’s birth date), to enable them to take advantage of the benefits offered by the plan until their new retirement date;

•

for all eligible employees who have not yet joined the plan, a two-year extension of the period for joining the part-time for seniors plan, that is, until December 31, 2014, wherein the maximum time for participating in the plan remained unchanged (3 years);

•

the institution of an “Intermediate part-time” arrangement (TPI) that enables eligible employees, before they join the part-time for seniors plan, to work 60% while receiving 80% of their full-time compensation for a maximum period of two years.

This amendment restores the number of eligible employees to the pre-reform level (23,000), while giving them the option to join a part-time plan as of the same date as before the reform. Moreover, owing to the increase in the projected number of eligible employees who will retire during the term of the plan (18,000), the estimated number of employees who will join the plan has been increased to 12,500 (from 10,000 at end-2009).

Consequently an additional provision of 504 million euros was booked for 2010 and the discounted cost of the obligation amounted to 1,190 million euros at December 31, 2010, compared with 711 million euros at December 31, 2009).

The estimate of the obligation is sensitive to the projected number of retirements, to the percentage of employees who join the plan and to the type of package that the beneficiaries will ultimately choose.

After analyzing the profile of beneficiaries who joined the Part-Time for Seniors Plan in 2010, the sign-up rate was broken down by category of beneficiary (private contract employee or civil servant) and by type of retirement (retirement at minimum legal age or retirement on the date of eligibility for full pension benefits). Owing to a high sign-up rate in the second half of 2010, the average sign-up rate for the year was about the same as the rate adopted at end-2009, i.e. 70%.

A 10-point increase or decrease in the sign-up rate for the plan would increase or decrease the amount of the obligation and of the provision by about 8.5%, representing an impact of approximately 90 million euros.

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Key assumptions used to calculate the amount of obligations

The assumptions used to measure the obligation in respect of the early retirement plan are as follows:

Early retirement plan - France	Year ended
	December 31, 2010	December 31, 2009
Discount rate	1.75%	2%
Average expected long-term increase in salaries	2%	2%
Inflation rate	2%	2%

The actuarial assumptions used to measure France Telecom S.A.’s obligation in respect of retirement and other long-term employee benefits are the following:

	Year ended
	December 31, 2010	December 31, 2009
Discount rate (1)	2%-4.50%	2.50%-5%
Average expected long-term increase in salaries	2%-4%	2%-4%
Long-term inflation rate	2%	2%
Expected return on plan assets	3.5%	3.5%
(1) The 2% rate corresponds to the rate used to value the obligation regarding the French Part-Time for Seniors Plan.

The discount rates are based on the yields of top-rated corporate bonds. They have been calculated based on external indices commonly used as a reference, and after analysis by France Telecom S.A. of their relevance, particularly in terms of their composition (the quality of the issuers).

The expected long-term return on plan assets has been determined on the basis of a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

Change in the value of the obligation

The table below provides details of the movements in the value of these obligations.

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(in millions of euros)	Termination benefits	Post-employment benefits				Total
	Early retirement plan	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits
Change in the value of the obligation
• Total benefit obligations at the beginning of the year	435	124	192	49	769	1,569
• Service cost	-	7	15	1	82	104
• Interest cost	6	4	11	2	13	36
• Employee contributions	-	-	-	-	-	-
• Amendments	-	-	-	-	505	505
• Actuarial (gains) or losses	5	(11)	75	(3)	(80)	(14)
• Benefits paid	(313)	(20)	(13)	(2)	(25)	(373)
Benefit obligations at the end of the year: A	132	104	281	47	1,264	1,827
in respect of employee benefit plans that are wholly or partly funded	-	104	-	-	-	104
in respect of employee benefit plans that are wholly unfunded	130	-	281	47	1,264	1,722
Change in plan assets
• Fair value of plan assets at the beginning of the year	-	45	-	-	-	45
• Actuarial return on plan assets	-	1	-	-	-	1
• Gains (losses) on plan assets	-	0	-	-	-	0
• Employer contributions	313	-	13	2	25	353
• Employee contributions	-	-	-	-	-	-
• Benefits paid	(313)	(20)	(13)	(2)	(25)	(373)
Fair value of plan assets at the end of the year: B	-	27	-	-	-	27
Plan assets
Net funded status (A) - (B)	132	77	281	47	1,264	1,803
• Unrecognized actuarial gains or (losses)	-	-	(59)	(8)	-	(67)
• Unrecognized past service cost	-	(30)	(8)	(2)	-	(40)
• Asset ceiling adjustment	-	-	-	-	-	-
Provision/(asset)	132	47	214	37	1,264	1,694
• Current provision/(asset)	121	17	12	2	125	277
• Non-current provision/(asset)	11	30	202	34	1,139	1,416
Net periodic pension cost
• Service cost	-	7	17	1	82	106
• Interest cost	6	4	11	2	13	36
• Expected return on plan assets	-	(1)	-	-	-	(1)
• Amortization of actuarial (gains) or losses	5	8	1	0	(80)	(66)
• Amortization of unrecognized prior service costs	-	-	6	0	505	511
Total net periodic pension cost	10	17	35	3	520	586
Changes in provision/(asset)
• Provision/(Asset) at the beginning of the year	435	29	141	36	769	1,410
• Net periodic pension cost	10	17	35	3	520	586
• Employer contributions and/or benefits paid by the employer	(313)	-	(13)	(2)	(25)	(353)
• Other events: IDR ACO data adjustments	-	-	51	-	-	51
Provision/(Asset) at the end of the year	132	47	214	37	1,264	1,694

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Maturity dates of employee benefit obligations

The table below provides a breakdown of the 10-year maturity schedule of disbursements for early retirement plans, the “Part-time for Seniors” plan, pension plans and other post-employment benefit obligations as of December 31, 2010.

(in millions of euros)	Note	Balance Sheet		Payments due per period at December 31, 2010
		At December 31, 2010	By December 31, 2011	By December 31, 2012	By December 31, 2013	By December 31, 2014	From January 2015
Early retirement plans	6.3	132	121	10	-	-	-
Part-Time for Seniors Plan (1)	6.3	1,042	101	179	240	246	553
Pensions and other post-employment benefits	6.3	298	31	19	24	22	177
TOTAL		1,472	253	208	264	268	730
(1) The cash flows related to the Part-Time for Seniors Plan have been estimated based on the same assumptions as those used to calculate the corresponding provision at December 31, 2010.

6.3.2   Provisions for Dismantling and Restoring Sites and Recycling Waste

These obligations amounted to 212 million euros at December 31, 2010 (225 million euros at December 31, 2009).

The measurement of the obligation is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones) incurred by France Telecom to meet its environmental commitments and annual scheduled asset returns for telephone poles and public telephones. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc., and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

6.3.3   Free Share Award Plans

France Plan

In 2007, France Telecom S.A. granted a free share award plan covering 10.8 million shares. The plan covers approximately 113,000 employees of France Telecom S.A. and most of its majority-owned French subsidiaries.

Given the realization of the performance conditions set out in the plan and the number of employees within the Group on April 25, 2009, France Telecom S.A. allocated 10.3 million shares. These shares are subject to a two-year lock-up period, expiring on April 25, 2011.

International Plan

To supplement the free share award plan in France, France Telecom S.A. instituted a free share award plan in a number of countries. In early 2010, this resulted in the delivery of shares or of a cash amount equal to the value of the France Telecom S.A. share on December 4, 2009.

These shares are subject to a two-year lock-up period, expiring on December 4, 2011 (December 4, 2012 in Spain).

The charge booked in 2010 in the amount of 7 million euros mainly comprises to the amount that cannot be charged back in connection with the shares delivered to the Trustee appointed as custodian for the rights of beneficiaries in the United Kingdom until the vesting date of the shares (December 4, 2011).

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6.4   Financial Liabilities

6.4.1   Schedule of Gross Financial Debt, Cash, Cash Equivalents and Marketable Securities by Maturity

The table below provides a breakdown of total gross financial debt, cash, cash equivalents and marketable securities, by category and contractual maturity each year:

(in millions of euros)	Note	At Dec. 31, 2009	At Dec. 31, 2010	01/11 to 12/11	01/12 to 12/12	01/13 to 12/13	01/14 to 12/14	01/15 to 12/15	Beyond
Long and medium-term financial liabilities		-	-	-	-	-	-	-	-
Bonds convertible, exchangeable or redeemable for shares (OCEANE)		-	-	-	-	-	-	-	-
Bonds (1)		29,101	27,382	1,013	2,103	3,476	3,005	2,510	15,275
Long-term bank loans		200	200	-	-	-	200	-	-
Total (a)		29,301	27,582	1,013	2,103	3,476	3,205	2,510	15,275
Other current financial liabilities		-	-	-	-	-	-	-	-
Bank loans		-	-	-	-	-	-	-	-
Treasury bills		300	598	598	-	-	-	-	-
Bank overdrafts		7	19	19	-	-	-	-	-
Other current loans (2)		167	431	431	-	-	-	-	-
Accrued interest		925	861	861	-	-	-	-	-
Total (b)		1,399	1,909	1,909	-	-	-	-	-
TOTAL GROSS FINANCIAL LIABILITIES (A)	(a)+(b)	30,700	29,491	2,922	2,103	3,476	3,205	2,510	15,275
Marketable securities		2,286	3,108	3,108	-	-	-	-	-
Cash		157	252	252	-	-	-	-	-
Total cash, cash equivalents and marketable securities (B)	5.5	2,443	3,360	3,360	-	-	-	-	-
TOTAL GROSS FINANCIAL DEBT LESS CASH AND MARKETABLE SECURITIES AT YEAR-END	(A)-(B)	28,257	26,131
(1) Includes private placements under France Telecom S.A.’s EMTN (Euro Medium Term Notes) program. (2) Includes 236 million euros of cash collateral received.

The covenants on the France Telecom S.A.’s borrowings and credit lines are presented in Note 6.5.

6.4.2   Financial Debt by Currency

The table below provides a breakdown of France Telecom S.A.’s gross financial debt less cash, cash equivalents and marketable securities by currency before currency derivatives.

EQUIVALENT VALUE IN EUROS AT THE CLOSING RATE	Dec. 31, 2010	Dec. 31, 2009
EUR	13,987	15,637
USD	4,167	5,724
GBP	5,036	4,640
CHF	1,016	862
JPY	684	172
CAD	339	297
Other currencies	41	-
Total before accrued interest	25,270	27,332
Accrued interest	861	925
Total before currency derivatives	26,131	28,257

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6.4.3   Medium- and Long-term Financial Liabilities

Bonds

The table below provides a breakdown of France Telecom S.A. bonds outstanding at December 31, 2010:

Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2010	December 31, 2009
Bonds matured before December 31, 2010					2,944
USD (1) (2)	3,500	March 1, 2011	7.750	-	2,342
GBP (1) (2)	600	March 14, 2011	7.500	623	659
JPY	15,000	May 10, 2011	1.820	138	113
JPY	7,000	May 10, 2011	1.218	64	53
CAD	250	June 23, 2011	4.950	188	165
EUR (2)	750	January 23, 2012	4.625	590	750
EUR (2)	1,225	February 21, 2012	4.375	809	1,225
CHF	400	April 11, 2012	2.750	320	270
GBP	250	May 24, 2012	5.500	291	281
EUR (2)	3,500	January 28, 2013	7.250	3,076	3,500
CHF	500	September 6, 2013	3.375	400	337
EUR	1,000	January 22, 2014	5.000	1,000	1,000
EUR	750	May 22, 2014	5.250	750	750
USD	1,250	July 8, 2014	4.375	935	868
CHF	400	December 4, 2014	3.500	320	270
EUR (4)	100	January 19, 2015	3M Euribor + 0.62	100	-
EUR (4)	100	January 29, 2015	3M Euribor + 0.63	100	-
HKD (4)	500	February 4, 2015	2.950	48	-
EUR (4)	70	February 9, 2015	3M Euribor + 0.62	70	-
JPY (4)	46,100	June 29, 2015	1.230	424	-
JPY (4)	6,200	June 29, 2015	3M JPY Libor + 0.67	57	-
USD (4)	750	September 16, 2015	2.125	561	-
EUR	1,150	October 14, 2015	3.625	1,150	1,150
GBP	750	May 12, 2016	5.000	871	844
CAD	200	June 23, 2016	5.500	150	132
EUR	1,900	February 21, 2017	4.750	1,900	1,900
EUR	100	December 4, 2017	2.600	100	100
GBP	500	December 20, 2017	8.000	581	563
EUR	1,550	May 22, 2018	5.625	1,550	1,550
EUR	465	July 25, 2018	3% + EUR HICP (3)	465	465
USD	1,250	July 8, 2019	5.375	935	868
EUR (4)	25	February 10, 2020	4.200	25	-
EUR (4)	25	February 10, 2020	10-year CMS +0.8	25	-
EUR (4)	1,000	April 9, 2020	3.875	1,000	-
GBP	450	November 10, 2020	7.250	523	507
EUR (4)	750	January 14, 2021	3.875	750	-
EUR (4)	500	September 16, 2022	3.375	500	-
EUR	500	November 13, 2022	4.219	500	500
GBP	350	December 5, 2025	5.250	407	394
GBP	500	November 20, 2028	8.125	581	563
USD (1)	2,500	March 1, 2031	8.500	1,842	1,709
EUR	1,500	January 28, 2033	8.125	1,500	1,500
GBP	500	January 23, 2034	5.625	581	563
GBP	250	March 29, 2037	6.000	291	267
GBP (4)	250	November 22, 2050	5.375	291	-
Outstanding amount of bonds				27,382	29,101

(1)  Bonds with a step-up clause (clause that triggers an increase in interest payments if France Telecom’s credit rating from the ratings agencies drops).

(2)  Bonds fully or partially redeemed in advance in 2010.

(3)  EUR HICP: Harmonized Index of Consumer Prices, calculated by the European Central Bank.

(4)  Bonds or new tranches issued during 2010.

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France Telecom S.A.’s bonds at December 31, 2010 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. Certain bonds may be redeemed in advance, at the request of the issuer.

6.5   Exposure to Market Risks

6.5.1   Interest Rate Risk Management

France Telecom S.A. seeks to balance its fixed-rate/variable-rate exposure in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

Derivative financial instruments

Derivative financial instruments outstanding at December 31, 2010 are analyzed as follows:

(in millions of euros)	2011	2012	2013	2014	2015	Beyond	Notional amount
Instruments designated as hedges
Swaps	903	735	-	200	870	1,024	3,732
Cross Currency swaps	1,955	251	-	239	1,102	2,968	6,515
Instruments designated as hedges but that do not qualify for hedge accounting
Swaps	3,779	908	-	450	300	94	5,531
Cross currency swaps	-	-	-	897	-	1,097	1,994
Swap options	-	-	-	-	-	585	585
Caps	-	-	-	-	-	-	-

Management of fixed-rate/variable-rate debt

The fixed-rate portion of France Telecom S.A.’s net financial debt after interest rate derivatives less marketable securities and cash increased between 2009 and 2010 (to 101.90% at December 31, 2010 from 87.06% at December 31, 2009).

6.5.2   Currency Risk Management

France Telecom S.A. generally hedges its foreign currency issues with derivatives or with assets in the same currency.

The table below shows the notional amounts of currencies to be delivered and received under off-balance-sheet currency instruments (currency swaps, forward currency transactions and currency options) held by France Telecom S.A.

(in millions of currency units)	In currency (1)
	EUR	USD	GBP	CHF	JPY	CAD	Other currencies in euro equivalent value
Cross-currency swap lender legs	400	6,784	1,170	1,317	74,300	450	48
Cross-currency swap borrower legs	(8,380)	-	-	(633)	-	-	-
Currencies receivable under forward currency contracts	2,049	603	3,824	717	600	4	204
Currencies payable under forward currency contracts	(5,620)	(1,563)	(384)	(478)	(894)	(4)	(131)
Currency option receivable	257	-	-	-	-	-	-
Currency option payable	-	(40)	(190)	-	-	-	-
TOTAL	(11,294)	5,784	4,420	923	74,006	450	121
Translated into euros at the year-end closing rate	(11,294)	4,329	5,136	738	681	338	121
(1) Positive amounts represent currencies receivable and negative amounts represent currencies deliverable.

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6.5.3   Liquidity Risk Management

France Telecom S.A.’s policy is that it must be able to meet its upcoming loan repayments from available cash and credit lines in place, without recourse to additional financing, for at least the next 12 months.

Diversified sources of financing

France Telecom S.A. has diversified sources of financing:

•

issuance in the short-term securities markets under the treasury bill program;

•

regular issues in the bond markets under the EMTN (Euro Medium-Term Note) program;

•

undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

On January 27, 2011, France Telecom entered into an agreement with 28 international banks for a 6 billion euro 5-year syndicated credit facility to refinance the existing facility. This transaction is in keeping with the Group’s prudent liquidity management policy. It extends the maturity of the main undrawn existing facility from June 2012 until January 2016 while offering competitive conditions, namely an initial margin of 0.40% per year. The credit facility is for a smaller amount than the 8 billion euro facility secured in 2005, thereby reflecting the reduction in the Group’s debt over the past several years.

In 2010, the France Telecom Group continued to diversify its sources of funding to refinance its maturing bond redemptions. France Telecom S.A. issued 3.98 billion euros in bonds, with 2.57 billion euros issued on the euro market; the remainder was issued in US dollars, pounds sterling, Japanese yen and Hong Kong dollars.

In 2010, France Telecom S.A. redeemed a number of bonds:

•

in June 2010, France Telecom S.A. redeemed at maturity a 300 million euro bond bearing interest at a variable rate of 3M Euribor + 25 bp;

•

in July 2010, it redeemed at maturity a 457 million euro bond bearing interest at the rate of 5.7%;

•

in October 2010, it redeemed in advance the 3,374 million US dollar bond maturing in March 2011 bearing interest at the rate of 7.75% and redeemed at maturity a 965 million euro bond bearing interest at the rate of 3%;

•

in November 2010, redeemed at maturity a 1,126 million euro bond bearing interest at the rate of 6.625%.

In addition, during the year, France Telecom S.A. partially redeemed in advance some of its bonds for one billion euros and 49 million pounds sterling.

Over 2010, the spread on France Telecom’s 5-year euro credit default swaps averaged 60 basis points. At December 31, 2010, the spread was 67 basis points.

Liquidity of investments

France Telecom S.A. invests its surplus cash in negotiable debt securities, mutual funds and term deposits. As liquidity is the main priority for these short-term investments, most of them are invested for terms of less than three months.

Smoothing debt securities

Debt maturities are spread consistently over the next few years.

Credit line

At December 31, 2010, France Telecom S.A. had the following credit facilities:

	Amounts available (in millions of euros)	Amounts drawn (in millions of euros)	Maturity
Authorized overdraft facilities	150
Syndicated credit line	8,000		June 20, 2012 (1)
Credit facilities at year-end	8,150	-
Marketable securities and cash	3,360
Bank overdrafts	(19)
TOTAL LIQUIDITY POSITION AT YEAR-END	11,491	-
(1) In January 2011, France Telecom S.A.’s 8 billion euro syndicated credit line was replaced by a 6 billion euro syndicated credit line with a maturity date of January 28, 2016.

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France Telecom’s credit ratings

France Telecom’s credit rating is one of the general performance indicators used to assess the Group’s financial policy and risk management policy, and in particular, its solvency and liquidity risk. Any change in the rating is liable to produce an impact on the cost of future financing or to restrict access to liquidity. In addition, under the terms of certain existing financing arrangements, a change in France Telecom’s credit rating is a factor that can trigger step-up clauses affecting the return paid to investors or accelerated or adjusted payment clauses.

Two bonds (see Note 6.4.3), with an outstanding amount of 2.5 billion euros at December 31, 2010 are subject to step-up clauses.

In addition, the 6 billion euro syndicated credit facility signed on January 27, 2011, with an initial margin of 0.40% per year, is subject to change if France Telecom’s credit rating is upgraded or downgraded.

Lastly, France Telecom S.A.’s trade receivables securitization programs contain provisions for accelerated or adjusted payment in the event that France Telecom’s long-term rating is downgraded to BB- by Standard & Poor’s or to Ba3 by Moody’s (see Note 6.5.4).

At December 31, 2010, France Telecom’s debt ratings were as follows:

	Standard & Poors	Moody’s	Fitch IBCA
Long-term rating	A-	A3	A-
Outlook	Stable	Stable	Stable
On short-term debt	A2	P2	F2

As France Telecom’s long-term ratings did not change in 2010, the step-up clauses were not triggered.

6.5.4   Management of Covenants

Commitments with regard to financial ratios

France Telecom S.A. has no credit lines or loans subject to specific covenants with regard to financial ratios.

Commitments with regard to structured financing contracts

Several refund scenarii are possible for France Telecom S.A.’s trade receivables securitization programs, namely:

•

standard repayment scenarios on the contractual maturity date of the programs;

•

accelerated or adjusted payment, notably in the event that France Telecom’s long-term rating is downgraded to BB- or Ba3. In the case of accelerated or adjusted payment, the securitization conduits cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay holders of beneficial interests progressively.

Covenants with regard to events of default or material adverse changes

Most of France Telecom S.A.’s financing agreements, including in particular the 6 billion euro syndicated credit facility set up on January 27, 2011, as well as its bond issues, are not subject to cross default or prepayment clauses in the event of a material adverse change. Events of defaults in accelerated repayment clauses do not automatically lead to immediate repayment of other contracts.

6.5.5   Counterparty Risk Management

France Telecom considers that it has an extremely limited exposure to concentrations of counterparty risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and countries France. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value.

France Telecom S.A.’s policy is to invest its cash and cash equivalents and marketable securities with financial institutions and industrial groups with a long-term rating of A-/A3 or above.

France Telecom S.A. enters into interest rate and foreign exchange contracts with leading financial institutions. Furthermore:

•

France Telecom also has cash collateral agreements with the main counterparties to which it has the highest exposures. These agreements may result in weekly or monthly amounts payable to or receivable from certain banks, representing the mark-to-market impact of all derivative instruments set up with these banks. Consequently, the amount of this cash collateral varies as the value of these derivatives changes in line with interest and exchange rates, and the thresholds set in the contracts;

•

counterparties’ ratings are monitored;

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•

limits are set based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Finance and Treasury Division. The maximum commitment is then determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

•

these ratios are adjusted regularly to reflect risk. Limits are monitored and reported daily to the Group treasurer and head of dealing room.

6.5.6   Notional Amount of Derivative Financial Instruments

The notional contracts or amounts do not represent the amounts to be paid or received and consequently do not represent the risk incurred by France Telecom S.A. associated with the use of derivative financial instruments.

The fair value of the currency swaps and interest-rate swaps is estimated by discounting future expected cash flows using the year-end market exchange rates and interest rates for the remaining term of the contracts.

The fair value of over-the-counter options is estimated using generally accepted market measurement models.

(in millions of euros)	Year ended December 31, 2010		Year ended December 31, 2009
	Notional amount	Fair value	Notional amount	Fair value
Financial instruments not recognized on the Balance Sheet
Interest rate swaps (1)	9,264	(125)	9,225	(24)
Cross currency swaps (2)	8,886	127	13,975	(1,285)
Forward currency contracts and forex swaps	7,760	(33)	4,422	75
Total firm commitments	25,910	(31)	27,622	(1,234)
Interest rate caps	-	-	500	-
Swap options	585	(20)	191	(11)
Currency options	251	1	125	1
Total contingent commitments	836	(19)	816	(10)
TOTAL	26,746	(50)	28,438	(1,244)
(1) Including a notional amount of 155 million euros with a forward inception date of December 31, 2010 (400 million euros at December 31, 2009.

6.6   Trade Payables

This item includes 2,496 million euros of invoices not yet received at December 31, 2010, versus 2,332 million euros at December 31, 2009.

6.7   Other Current Liabilities

(in millions of euros)	Year ended
	Dec. 31, 2010	Dec. 31, 2009
Subsidiaries’ cash current accounts	15,122	12,899
Orange France SA	3,205	4,220
Orange Ltd	3,055	17
ASB	2,959	-
Orange SA	2,179	4,039
Equant	1,140	976
Orange Ltd	61	1,911
Subsidiaries’ group tax relief current accounts	88	285
Orange France	66	260
Tax and social security liabilities	1,745	1,758
General Court of the European Union ruling of November 30, 2009	-	964
Other	460	275
TOTAL	17,414	16,181

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6.8   Deferred Income

Deferred income amounting to 1,866 million euros (1,983 million euros at December 31, 2009) mainly related to:

•

equalization payments received on unwinding interest rate derivatives, and deferred until the maturity of the underlying instrument in the amount of 704 million euros (541 million euros at December 31, 2009);

•

the deferral over 20 years of billing for civil engineering services with respect to the contribution of cabled networks for 514 million euros (560 million euros at December 31, 2009);

•

prepayments under QTE leases (see Note 5.7) for an amount of 74 million euros (versus 418 million euros at December 31, 2009).

6.9   Maturity of Non-Financial Receivables and Payables

Non-financial receivables and payables are mostly due in less than one year.

6.10   Foreign Exchange Gains

This item represents unrealized gains arising on the translation of loans and borrowings in foreign currencies. Most of this amount comprises unrealized gains on sterling and dollar bond issues following the depreciation of these currencies since issue.

NOTE 7   Off-Balance Sheet Contractual Obligations and Commitments

Management believes that, to the best of its knowledge, there were no outstanding commitments at December 31, 2010, other than those described below, likely to have a material impact on the current or future financial position of France Telecom S.A.

Unless otherwise indicated data were measured at November 31, 2010.

7.1   Off-Balance Sheet Contractual Obligations and Commitments

7.1.1   Investment, Purchase and Leasing Commitments

Operating lease commitments	Payments due at Dec. 31, 09	Payments due per period at December 31, 2010
(in millions of euros)	Total	Total	By December 31, 2011	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	From January 2016
Operating lease commitments	3,251	4,995	640	592	559	557	538	2,109
Finance leases	41	22	17	1	1	3	-	-
Purchase commitments: (1)	2,981	2,247	1,871	107	99	23	145	2
Property, plant & equipment and intangibles	299	442	435	7	-	-	-	-
Other goods and services	2,682	1,805	1,436	100	99	23	145	2
(1) Commitments not recognized on the balance sheet related to equity interests are not included in this table (see Note 7.1.2).

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Leasing commitments

France Telecom S.A. may choose whether or not to renew the leases upon expiry or replace them by other leases with renegotiated terms and conditions.

Lease payments in respect of operating leases, except for those entered into with FT Immo H, amounted to 429 million euros.

The table below shows minimum future lease payments under non-cancelable real estate operating leases at December 31, 2010:

(in millions of euros)	Operating leases except those with FT Immo H	Operating leases with FT Immo H	Total operating leases
01/2011 to 12/2011	479	115	594
01/2012 to 12/2012	440	127	567
01/2013 to 12/2013	417	130	547
01/2014 to 12/2014	419	134	553
01/2015 to 12/2015	398	138	536
01/2016 and beyond	1,270	839	2,109
TOTAL MINIMUM FUTURE LEASE PAYMENTS	3,423	1,483	4,906

Investment commitments and commitments to purchase goods and services

In the ordinary course of its activities, France Telecom S.A. enters into purchase contracts with network or services equipment manufacturers, as well as various contracts with telecommunications operators. These purchases may form part of multi-year contracts. The most significant commitments at December 31, 2010 relate to the following:

•

the purchase of transmission capacity for an overall amount of 136 million euros, comprising contracts with different commitment maturities up until 2015;

•

purchases of mobile telephones for an aggregate amount of 248 million euros;

•

maintaining submarine cables for which France Telecom S.A. has joint ownership or user rights, for an amount of 186 million euros;

•

network-related investments for an aggregate amount of 260 million euros, including:

•

70 million euros for the Africa Coast to Europe (ACE) submarine cable: on June 5, 2010, under the terms of a cooperation agreement with several other carriers and two African sovereign states, the France Telecom Group made a commitment to invest 228 million US dollars (including 136 million US dollars by France Telecom S.A.) over 15 years to build the ACE submarine cable, out of a total of 689 million US dollars to be invested by the members of the consortium over the same period. At its two extremities, ACE will connect South Africa to France and will have twenty landing points.

•

14 million euros for the Lower Indian Network 2 (LION 2) submarine cable extending the LION cable to Kenya via Mayotte.

It is noted that unrecognized commitments for the concession of exclusive distribution and marketing rights by Orange Sport and Orange Cinema Series are not included in the above table, as these have been covered by a provision elsewhere.

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7.1.2   Other Off-Balance Sheet Commitments

Guarantees

(in millions of euros)	Payments due at December 31, 2009	Payments due per period at December 31, 2010
	Total	Total	By December 31, 2011	From January 2012 to December 2013	From January 2014 to December 2015	From January 2016
Guarantees given to third parties by France Telecom S.A.
In the ordinary course of business	1,794	4,400	384	2,117	357	1,542
QTE leases	258	56	-	3	53	-

Guarantees given to the third parties in the ordinary course of business

France Telecom S.A. provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of its contractual obligations in the ordinary course of its business. These guarantees are not shown in the table above as they do not increase the amount of its commitments.

Pursuant to commitments made to Deutsche Telekom when combining the UK operations, the Group retained certain indemnification obligations, primarily of a tax nature, in relation with the early unwinding of finance lease transactions for telecommunications equipment that was previously leased by Orange Personal Communications Services (now accounted for under the equity method), for which the Group substituted itself as lessee. These indemnification obligations are capped at 315.4 million pounds sterling, or 366 million euros at December 31, 2010. The last of these obligations will expire in February 2017.

France Telecom S.A.’s main commitments relating to borrowings are set out in Notes 6.4. and 6.5.

However, when these guarantees consist of real collateral, they are disclosed in Note 7.3 Assets Covered by Commitments.

Under the real estate divestment plan implemented by France Telecom S.A. and its subsidiaries, France Telecom S.A. has guaranteed the payment of rents on the leased buildings. Residual lease commitments totaled 527 million euros at December 31, 2010 and 422 million euros at December 31, 2009.

Guarantees given to third parties under France Telecom S.A. QTE leases

As part of cross-leasing transactions (Qualified Technical Equipment leases or QTE leases) with various third parties, France Telecom delivered to investors, and then leased back, certain items of telecommunications equipment. Under these transactions, France Telecom guaranteed investors future payments of rents for a combined maximum of 73.5 million US dollars (approximately 55 million euros) at December 31, 2010. Unwinding of the last transaction still in effect began in January 2011 and will be completed during the year.

France Telecom considers the risk that these guarantees will be called is not material.

Other commitments

Asset and liability warranties granted in the context of disposals

As part of the agreements between France Telecom S.A. and the acquirers of certain assets, subsidiaries or investments, France Telecom S.A. is subject to standard warranty clauses relating to assets and liabilities. All material sale agreements provide for ceilings on these warranties.

At December 31, 2010, the main warranties in effect were as follows:

•

a tax- and customs-related warranty, capped at 3 billion euros, granted to Orange S.A. as part of the disposal of the shares in Atlas Services Belgium, which will expire at the end of the statutory limitation period;

•

tax-related warranties, capped at 140 million euros (without prejudice to implementation of a supplemental general guarantee capped at 260 million euros), granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. This warranty will expire at the end of the statutory limitation period, that is, December 31, 2019;

•

tax-related warranties, granted as part of the disposals of Télédiffusion de France, Casema and Orange Denmark. These warranties are unlimited and will expire at the end of the statutory time limits;

•

as part of the merger of France Telecom and Deutsche Telekom operations in the UK, France Telecom counter-guaranteed up to 50% of the guarantee capped at 750 million pounds sterling (871 million pounds sterling at December 31, 2010) granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-mobile (UK) with respect to the jointly owned company created with H3G as part of a 3G network sharing agreement (i.e., a guarantee capped at 375 million pounds sterling for France Telecom);

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Management believes that the risk of all of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom S.A.’s results and financial position.

Commitments relating to acquisitions of securities

The purpose of this section is to describe commitments made by the Company in connection with acquisitions carried out by the France Telecom Group.

Mobinil

Pursuant to the agreements that came into effect on July 13, 2010 and that ended their disputes relating to their investment in Mobinil, France Telecom gave Orascom Telecom a commitment to purchase its shares in Mobinil (an unlisted company) and its shares in ECMS (the mobile telephone carrier that sells its services under the Mobinil brand and a listed subsidiary of Mobinil), which it may exercise (i) during the period from September 15 to November 15, 2012, and subsequently (ii) during the period from September 15 to November 15, 2013, as well as (iii) at any time until November 15, 2013 in the event of a deadlock over a limited number of material decisions and subject to certain conditions. The exercise price per ECMS share agreed upon by the parties will increase over time, from 223.6 Egyptian pounds on the effective date of the agreement, up to 248.5 Egyptian pounds at the end of 2013, and must be paid in euros based on a constant exchange rate fixed by agreement at 7.53 Egyptian pounds for 1 euro. The price per Mobinil share shall be equal to the price per ECMS share multiplied by the total number of ECMS shares held by Mobinil and divided by the total number of Mobinil shares.

Based on Egyptian securities law as noted in the ruling of the Egyptian market authority (EFSA) published on May 3, 2010, the exercise of this put option would also generate for France Telecom the obligation to launch a tender offer for the ECMS shares held by minority shareholders. This offer would be subject to approval by the EFSA at the contractually agreed price per share in Egyptian pounds for the ECMS shares held by Orascom Telecom.

These commitments, for which France Telecom S.A. is jointly liable, are held by Wirefree Services Belgium, a wholly-owned subsidiary of France Telecom S.A., in an amount of 1,880 million euros at December 31, 2010.

Furthermore, the agreements with Orascom Telecom stipulate that Orascom Telecom and France Telecom S.A. will each continue to receive a management fee amounting to 0.75% of ECMS’ revenues under the terms of the general services contracts between each of them and ECMS, as ratified by the Annual Shareholders’ Meeting of ECMS. If Orascom Telecom sells its shares, it will transfer to France Telecom its rights to the management fee and will sign a transitional services contract with ECMS that will enable ECMS, at its sole discretion, to maintain or terminate its various service and/or technical assistance contracts with the Orascom Telecom group, subject to compliance with the applicable laws and to approval by the relevant governing bodies of ECMS. In consideration for this transfer and for signature of the transition contract, France Telecom S.A. would be required to pay Orascom Telecom compensation of 110 million euros.

Medi Telecom

As part of the December 2, 2010 acquisition of 40% of the share capital and voting rights in the Moroccan carrier Medi Telecom from the FinanceCom and Caisse de Dépôt et de Gestion groups, France Telecom S.A., as jointly liable co-debtor, warranted that Atlas Services Belgium (ASB) would abide by the stipulations of the agreement incumbent upon ASB. the parties agreed upon a certain number of provisions pertaining to changes in the ownership structure of Medi Telecom, pursuant to which the France Telecom Group obtained, inter alia, a first call option on a maximum of 4% of the share capital, eligible for exercise immediately, prior to any initial public offering, at a price dependent on the stock market price, and a second call option eligible for exercise between June 1 and November 30, 2014, on a maximum of 9% of the share capital, less any percentage of capital acquired through exercise of the first option, at a price dependent on the stock market price, if the company is listed at the time, or, if not, based on market value. The possibility cannot be ruled out that, in the future, when France Telecom may fully consolidate Medi Telecom in its accounts after the France Telecom Group has exercised the second call option, the France Telecom Group could be required by the then-applicable Moroccan securities regulations to launch a public takeover bid for the remainder of the Medi Telecom shares.

Moreover, France Telecom S.A. has entered into an agreement to support the shareholders, whereby France Telecom S.A. undertakes, as part of the bank financing facility for Medi Telecom signed in June 2010, to grant additional long-term financing to that company in proportion to its ownership interest, i.e. up to 1.14 billion dirhams (102.3 million euros at December 31, 2010), in certain events of default by Medi Telecom under the terms of the bank financing agreement.

7.1.3   Commitments Relating to Employees other than Pensions and other Post-employment Benefits

Regarding individual training rights, vested training rights not yet used totaled approximately 7.7 million hours at December 31, 2010.

In application of opinion 2004-E of the CNC’s Comité d’Urgence (Emerging Accounting Issues Committee) on the recognition of individual training rights, the costs associated with such rights are expensed over the period and do not give rise to a provision, other than in cases of individual training leave granted upon an employee’s request, of dismissal or of resignation.

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7.2   Assets Covered by Commitments

The table below demonstrates France Telecom’s ability to freely use its assets at December 31, 2010.

(in millions of euros)	Note	December 31, 2010	December 31, 2009
Outstanding securitized receivables		309	418
Cash collateral paid	5.2.3	265	758
Assigned inventories		139	133
Other guarantee deposits	8.1	-	1,017

7.3   Off-Balance Sheet Commitments Received

(in millions of euros)	December 31, 2010
Commitments related to the purchase of goods and services	2,512
Operating lease commitments	245
Cash collateral received	236
Other commitments and guarantees received	13
TOTAL	3,006

Commitments related to the purchase of goods and services mainly comprise commitments received from Orange France for handset purchases.

Operating lease commitments comprise mainly commitments received from subsidiaries in respect of rent reinvoicing.

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NOTE 8   Litigation

As at December 31, 2010, other than for proceedings that may be initiated in respect of tax audits, as disclosed elsewhere (see Notes 4.9, 4.11 and 6.3) the contingency reserves recorded by the France Telecom S.A. for all the disputes in which it is involved amounted to 103 million euros, against 184 million euros at December 31, 2009. As a rule, France Telecom S.A. does not provide any detail regarding these provisions, as it believes that any disclosure of ongoing litigation on a case-by-case basis could seriously harm its position.

The proceedings which could significantly impact France Telecom S.A.’s financial position are described below.

8.1   Litigation Related to Competition Law

A number of claims have been made against France Telecom S.A. by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order. If the claims are upheld, France Telecom S.A. may be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

State aid

Three proceedings are currently pending before the European competition authorities or the Court of Justice of the European Union (ECJ) concerning alleged State aid from which France Telecom would have benefited:

•

The first procedure follows upon an investigation lauched by the European Commission in January 2003 concerning the special French business tax regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, and to which the Company was subject from 1991 to 2002. In its August 2, 2004 decision, the European Commission stated that this regime was incompatible with the European Union Treaty and ordered the French State to recover from France Telecom an amount of State aid that it estimated pending an accurate estimate, at between 798 million euros and 1,140 million euros plus interest.

In January 2005, France Telecom lodged an appeal against this decision with the General Court of the European Union. For its part, the French State had filed an equivalent appeal in October, 2004. On November 30, 2009, the General Court of the European Union rejected these appeals. On February 10, 2010, France Telecom filed an appeal with the ECJ, which the State indicated that it intended to support.

Pursuant to the 2004 decision of the European Commission and pending the General Court of the European Union decision, France Telecom had placed in an escrow account in 2007 and 2008 a total amount of 964 million euros. Following the General Court of the European Union decision, France Telecom recorded a charge of the same amount in its 2009 financial statements. In addition, pursuant to the escrow agreement, on January 7, 2010, France Telecom transferred to the French State the amount in escrow together with 53 million euros of interest grossed up as of November 30, 2009 and not recognized as income, representing a total amount of 1,017 million euros.

•

The second procedure also follows upon an investigation launched by the European Commission in January 2003 concerning the financial measures announced by the French State on December 4, 2002. On such date, the State had announced that it was prepared to extend a shareholder’s loan to France Telecom in advance of its participation in a capital increase with private investors. This shareholder’s loan was never actually put in place. In 2004, the European Commission found that these financial measures were incompatible with the common market but did not require any repayment of State aid. The French State and France Telecom but also Bouygues Telecom and the French association of network operators and telecommunications services (AFORS Telecom) lodged appeals against the Commission’s decision before the General Court of the European Union. On May 21, 2010 the Court of the European Union annulled the decision of the European Commission. The Court judged that, although this statement conferred, with the other statements in support of France Telecom, a financial advantage to the latter, no public funds had been committed and that such statements did not represent State aid. On August 4, 2010 Bouygues Telecom and, on August 5, 2010, the European Commission lodged appeals before the ECJ against this decision.

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•

On May 20, 2008, the European Commission launched a formal in-depth investigation into financing of the retirement pensions for State employees working for France Telecom and the compliance with European regulations on State aid of the reform provided by the French law of July 26, 1996 when France Telecom was transformed into a Société Anonyme. This investigation followed a complaint by Bouygues Telecom in 2002. France Telecom made observations as a third party interested in the proceedings.

The 1996 reform provided for the end of the derogatory regime to which France Telecom had been submitted since the French law of July 2, 1990 on the organization of postal and telecommunication public services, and the payment by France Telecom to the French State of an exceptional lump sum of 5.7 billion euros in 1997 and annual contributions in full discharge of its liabilities since then. These annual contributions aim at equalizing the level of mandatory taxes and social charges based on salaries to be paid by France Telecom and its competitors for risks that are common to private employees and civil servants, but do not include payment by France Telecom of contributions linked to so-called “non-common risks”, i.e. contributions for unemployment risk and for risk of non payment of salaries in case of company’s bankruptcy.

In its decision regarding the opening of the formal investigation, the European Commission indicated that the end of the derogatory regime created by the 1990 law constitutes State aid in favor of France Telecom since the Company was freed from paying charges that it should have normally borne under this regime.

France Telecom and the French State believe that the sole effect of the pension plan system established in 1996 is to release the Company from a structural disadvantage and that this reform does not constitute State aid under European law.

The 1996 reform of the arrangements for financing the retirement pensions of State employees working at France Telecom is in all respects similar to the one implemented for La Poste in 2006. The latter was validated by the European Commission in 2007 as State aid compatible with European law, provided La Poste was submitted to payment of contributions linked to non-common risks. The Commission agreed to regard the exceptional lump sum amount also paid by La Poste at the time of the reform (2 billion euros) as a down payment on the contributions linked to non-common risks and accepted the commitment made by the French State that the level of contributions to be paid by La Poste under the law be increased when this amount is fully used.

Based on this precedent, France Telecom and the French State therefore also argue that the non-payment of contributions linked to non-common risks is in any case offset by the 5.7 billion exceptional lump sum that France Telecom paid at the time the reform was adopted, until the end of the contribution regime provided for by the law of July 26, 1996.

The Commission may render a decision during the first half of 2011. France Telecom cannot at this stage foresee the outcome of these proceedings. The risk linked to these proceedings depends on the date at which the exceptional lump sum could be considered as fully used.

Broadband, High Capacity Broadband and Contents

•

NC Numericable and Numericable SASU initiated, respectively on October 7, 2010 before the Commercial Court of Paris and on October 21, 2010 before the International Court of Arbitration of the International Chamber of Commerce of Paris, proceedings aimed at the compensation of the damage caused to them by an alleged de facto termination of the agreements signed with France Telecom giving them the right to use, for their cable networks, France Telecom’s civil engineering installations. These agreements were entered into successively in 1999, 2001 and 2004. The claims lodged by NC Numericable and Numericable SASU total over 3.1 billion euros. France Telecom believes that these claims are totally unfounded and that both these suits are abusive. France Telecom will, within the framework of its defense, seek the dismissal of all claims by NC Numericable and Numericable SASU and, as a counterclaim, ask the courts to which the matter was referred to condemn the plaintiffs to compensate France Telecom for the harm suffered by the Company as a result of these actions.

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In July 2003, following a sector inquiry on the conditions for unbundling the local loop and providing access to broadband internet services in the European Union member states, the European Commission ordered Wanadoo to pay a fine of 10.35 million euros for abuse of a dominant position between March 2001 and October 2002. The General Court of the European Union upheld this decision and on April 2, 2009, the ECJ dismissed France Telecom’s appeal. The decision of the European Commission thus became final.

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This decision of the European Commission, and the decisions from the French Competition Authority condemning similar practices of France Telecom on the broadband access market, serve as a basis for several legal actions which are currently pending from competitors claiming compensation for damages they allegedly suffered because of these practices:

•

On November 9, 2009 Numericable issued a summons at short notice against France Telecom to appear before the Commercial Court in Paris. Numericable requests the Court to rule that the condemned practices trigger France Telecom’s to liability pursuant to articles 1382 et seq. of the civil code and to determine that these practices distorted to Numericable’s detriment the competition on the broadband playing field and that Numericable is entitled to compensation for damages that should not be estimated at less than 157 million euros. France Telecom considers that Numericable did not suffer any harm and that its claims are groundless. A decision could be issued during the first half of 2011.

•

On August 5, 2010 Completel filed a lawsuit against France Telecom before the Paris Commercial Court, alleging that several condemned practices engaged in by France Telecom on the wholesale market for broadband Internet services between 2000 and 2002 caused Completel to suffer damages for which it should receive close to 490 million euros compensation. France Telecom believes that Completel cannot in any way have suffered any harm from these practices and therefore considers that the claim unfounded.

•

In July 2007, Free filed a complaint with the French Competition Council against France Telecom concerning the rollout of fiber optic networks in France. This complaint included a claim for injunctive relief to require France Telecom to provide access to its civil engineering facilities for purposes of implementing high capacity broadband, and to do so at cost-oriented tariffs, while prohibiting France Telecom from marketing its own retail service offering or rolling out its own facilities outside Paris until such time as these measures are taken. On February 12, 2008, the Competition Council rejected Free’s request for injunctive relief. The Competition Council acknowledged that France Telecom had engaged since October 2007 before the Telecom and Postal Regulatory Authority (ARCEP) in a constructive process to develop an offer to access its cable ducts. It considered that there was no serious and immediate threat to competition justifying the pronouncement of the measures requested. Nevertheless, it decided to pursue its investigation into the substance of the case. This investigation should be extended to the issue of sharing fiber optic cabling in buildings which is the subject of a further complaint from Free, filed in 2009 and which will likely be considered together with the first one. France Telecom is not, at this stage, in a position to predict the results of the proceedings.

•

In February 2009, Canal+ and SFR filed a complaint with the French Competition Authority alleging tied sales between the Orange Sport service and the Orange broadband Internet access offers as well as predatory pricing on the tariffs of Orange Sport, and challenging the conditions under which, in February 2008, the French professional football league granted France Telecom the right to broadcast football games in France. In May 2010, Bouygues announced the filing of a similar complaint against France Telecom regarding the Orange Sport and Orange Cinéma Series services. Those complaints were consolidated. The investigation is underway. France Telecom is not, at this stage, in a position to predict the results of the proceedings. It should nevertheless be noted that, in a simultaneous proceeding brought before the Cour de cassation (French Supreme Court), such Court decided on July 13, 2010 that the marketing of Orange Sport exclusively in connection with the Group’s broadband and very high speed offers could not fall under the prohibition of tied sales. The Court in that case rejected the appeals lodged by SFR and Free against the decision rendered by the Paris Court of Appeal on May 14, 2009 which had reversed the February 23, 2009 judgment by the Paris Commercial Court directing France Telecom, under a periodic penalty payment to stop making the reception of the television signal of the Orange Sport service conditional upon the subscription of an Orange broadband offer.

•

On December 9, 2009, SFR announced that it had filed a complaint with the French Competition Authority claiming that France Telecom had engaged in anticompetitive practices on the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. The company Altitude Infrastructure filed a similar complaint in July 2009. These complaints challenge the time allowed and the tariffs set by France Telecom to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which France Telecom itself bids in response to tender offers issued by the local communities. The investigation is pending, and no timetable for the proceedings was given yet.

•

On July 23, 2010, the European Commission informed France Telecom that it rejected the complaint submitted in March 2009 by Vivendi and Iliad (Free) with reference to certain market practices by France Telecom regarding wholesale access to local loop and broadband internet access in France. The European Commission rejected all the plaintiffs’ allegations for lack of European Union interest in proceeding with the investigation. On September 17, 2010 Vivendi turned to the General Court of the European Union with a view to the annulment of the decision rejecting its complaint. France Telecom intends to intervene in support of the Commission.

•

On February 3, 2010, SFR, then, on November 10, 2010, Verizon, summoned France Telecom to appear before the Commercial Court in Paris demanding the reimbursement of alleged overpayments on interconnection services to France Telecom in 2006 and 2007, the price of which allegedly did not reflect their cost. SFR claims more than 48 million euros and Verizon claims almost 37 million euros. France Telecom disputes the merits of these claims.

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Mobiles

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On April 14, 2008 and June 14, 2010, Bouygues Telecom, then, on August 9, 2010, SFR, filed complaints with the Competition Authority objecting, on the B-to-B market for fixed-line and mobile services, to practices consisting in loyalty discounts, coupling, discriminatory terms and predatory prices on the part of the Group. France Telecom regards these allegations as unfounded. On December 9, 2010, search and seizure operations were nevertheless carried out by the Competition Authority in France Telecom and Orange France premises. France. Appeals were lodged against the orders authorizing these search and seizure operations and against the conditions in which they took place.

•

Bouygues Telecom Caraïbe and Outremer Telecom brought claims before the Competition Council respectively in July 2004 and July 2005, regarding practices of Orange Caraïbe and of France Telecom in the mobile and fixed-to-mobile markets in the Caribbean and in French Guyana. The Competition Authority joined the two proceedings in 2007 and, on December 9, 2009, ordered Orange Caraïbe and France Telecom S.A. to pay a fine of 63 million euros in total, with France Telecom responsible for 28 million euros of that amount. France Telecom paid the fine but lodged an appeal against this decision before the Paris Court of Appeal, which, on September 23, 2010, reduced the fine by 3 million euros. The Group appealed to the Supreme Court against this decision by the Court of Appeal, as did the President of the Competition Authority and Digicel.

At the same time as this procedure before the French Competition Authority, in March 2009, Digicel (formerly Bouygues Telecom Caraïbe) initiated legal action for damages before the Paris Commercial Court amounting to an estimated 329 million euros and stemming from these practices. Similarly, Outremer Télécom initiated a like action before the Paris Commercial Court on October 11, 2010, seeking compensation for damages estimated at about 70 million euros. France Telecom believes that these demands are unfounded and that their amount appears in any event to be totally unjustified.

8.2   Other Proceedings

Civil and commercial proceedings, arbitration

•

On and after December 2003, the former MobilCom CEO Gerhardt Schmid (directly or through Mr. Wilhelm, the court-appointed liquidator in his personal bankruptcy) and his spouse Sybille Schmid-Sindram (in her name or through her company, Millenium, a shareholder of MobilCom), together with certain other minority shareholders of MobilCom, brought legal actions against France Telecom through three different procedures, either for hidden domination of MobilCom (minority shareholders’ action), or for breach of the partnership created by the Cooperation Framework Agreement (CFA) dated March 23, 2000 in respect of the roll out of UMTS in Germany (Gerhardt Schmid’s action). They claimed indemnification from the prejudice allegedly sufferedpursuant to the abandonment of the UMTS project, materialized by the drastic drop of the MobilCom share price, and valued at several billion euros. In addition Mr. Schmid claimed that the waivers of rights to legal recourse he had agreed to, as part of the negotiated settlement under the “MobilCom Settlement Agreement” (MCSA) dated November 20, 2002, were null and void.

The first action (Millenium), based on the losses suffered as a result of so-called de facto domination of MobilCom, was rejected on March 20, 2009 by the Court of Kiel, then on October 28, 2010 by the Schleswig Court of Appeals.

The second action (Spruchverfahren), also based on the negative consequences of the alleged dominant relationship, was definitively dismissed by the Schleswig Court of Appeals on August 27, 2008.

The third action (Wilhelm), based on contractual breach, brought by the liquidator in Mr. Schmid’s personal bankruptcy, was definitively dismissed on September 29, 2009 by the Frankfurt Court of Appeals (absent a petition for review by the liquidator). Mr. Schmid is currently claiming reimbursement of his legal costs before attempting to obtain from the German Supreme Court, authorization to submit a personal petition for review.

These decisions are consistent with France Telecom’s position in this litigation.

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In 1991, Lectiel (formerly Filetech) brought proceedings before the Paris Commercial Court claiming anti-competitive practices by France Telecom and demanding that the subscriber directory database be delivered to it without charge. Following the refusal of its claim in January 1994, Lectiel brought an appeal before the Paris Court of Appeal. Numerous other proceedings were brought which interfered with this main claim, including Lectiel’s claim before the Competition Council which, on September 29, 1998, imposed a fine on France Telecom of 1.52 million euros and ordered it to give access to its directory database at “cost-oriented prices”. In December 2006, Lectiel increased its monetary claim to 376 million euros and claimed for the delivery without charge of the directory database, together with daily updates, subject to penalties for non-compliance of 1.5 million euros per day. On September 30, 2008, the Court of Appeal rejected all of Lectiel’s claims and ordered it to pay damages of 3.9 million euros to France Telecom for unauthorized use of its database. On December 23, 2008, the court-appointed liquidator of the company Groupadress, who had intervened in the proceedings, appealed the decision to the French Supreme Court. On March 23, 2010 to the French Supreme Court rescinded the appeal decision because the judges ruling on the substance of the case failed to appraise the consequences of the wrong committed by France Telecom in 1999, with reference to competition law, regarding which wrong, incidentally, a final judgment had been passed. The Paris Court of Appeal (with a different composition) will have to find out whether this wrongdoing caused a prejudice to Lectiel or not - a prejudice which, taking into account the circumstances, France Telecom considers in any event to be non-existent.

•

In 2007, the minority shareholders of FTML, who hold 33% of the share capital, filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars. They claim that France Telecom imposed upon its Lebanese subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT (build-operate-transfer) contract for a mobile telephone network in Lebanon, thereby depriving the minority shareholders of their share of the sum of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005. France Telecom believes that it has at no time taken any action contrary to the best interests of its subsidiary and it regards the claim as entirely unfounded. On September 8, 2010 the Commercial Court in Paris declared null the summons served on FTML and nonsuited the plaintiffs, dismissing all their claims against France Telecom S.A. On October 29, 2010, the minority shareholders appealed against this judgment. Their motivation is still unknown.

Administrative litigation

•

In November 2000, the SNCF brought proceedings with the Paris Administrative Court in which it claimed payment from France Telecom of compensation set at 135 million euros (excluding interest) for its use of SNCF railway infrastructure between 1992 and the end of 1996. In addition, the SNCF sought the appointment of an expert to calculate the amount of variable compensation it considered to be owed to it in addition to the fixed compensation. According to SNCF calculations, this variable compensation amounted to 352 million euros. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but believes that the action is unfounded for the period prior to that date. On March 11, 2004, the Paris Administrative Court held the SNCF claims to be inadmissible, a decision upheld by the Paris Court of Administrative Appeal on May 24, 2007. In September 2007, the SNCF lodged an appeal with the French Administrative Supreme Court (Conseil d’Etat). The dispute is presently subjected to an adversarial inquiry. The case may be heard before the end of March 2011.

Other than proceedings that may be initiated in respect of tax audits, as disclosed elsewhere, there are no administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which France Telecom S.A. is aware which may have or have had in the last twelve months a material impact on the Company’s financial position or profitability.

NOTE 9   Related-party Transactions

The main related-party transactions with associates are summarized below and carried out in the ordinary course of business.

The additional related party transactions cover the main transactions carried out in the ordinary course of business with companies that belong to the France Telecom Group and that are not wholly owned (directly or indirectly) by France Telecom S.A. and companies in which the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunications services provided to French governmental authorities, which are one of France Telecom S.A.’s largest customers, as well as those to its various local and regional authorities, are provided on an arm’s length basis.

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(in millions of euros)	Receivables	Payables	Operating expense	Operating revenue	Financial expense	Financial income
Related companies
Atlas Services Belgium		2,959			672	204
Equant Group	270	1,223	767	119
FCR		109
FT España	181
FT España Home				103
Orange SA		2,214				1,218
Orange France SA	2,114	3,856	1,132	4,308
Orange Participations		398
Orange Sport			121
Orange Brand Services Ltd		709	102
Orange Global Limited		3,055
Orange Holding Limited		120
Orange Network SA		234
Orange Armenia	101
TP SA						257
FT IMMO H			115
FT IMMO GL	109	115
FCT Titriobs	452
FCT Valmy (SCR)	318
Related parties
Everything Everywhere		297		106

NOTE 10   Subsequent Events

No material events other than those described elsewhere herein occurred between the 2010 financial year-end and February 23, 2011, the reporting date of the financial statements for the year ended December 31, 2010.

NOTE 11   Compensation Paid to Members of France Telecom S.A.’s Board of Directors and Executive Committee

The total gross amount of compensation (gross salaries, bonuses, benefits, directors’ fees, incentive bonuses, employee profit-sharing and employer’s contributions), excluding employer social security contributions, paid by France Telecom S.A. and companies it controls to persons who were members of France Telecom’s Board of Directors or Executive Committee at December 31, 2010 or during the financial year 2010 amounted to 10,401,254 euros in 2010, compared with 8,179,306 euros in 2009. On April 6, 2010, the Group Management Committee, which comprised 9 members, was replaced by the Executive Committee, which comprised 15 members at December 31, 2010.

No termination benefits were paid in 2010.

The amount of these compensation items recognized in 2010 was 11,390,724 euros, versus 8,032,316 euros in 2009.

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20.2.2   Statutory auditors’ report on the financial statements

Year ended December 31, 2010

To the Shareholders,

EIn compliance with the assignment entrusted to us by your Annual General Meeting, we hereby report to you, for the year ended December 31, 2010, on:

•

the audit of the accompanying financial statements of France Telecom;

•

the justification of our assessments;

•

the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures, using sampling techniques or other methods of selection, to obtain audit evidence about the amounts and disclosures in the financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made, as well as the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and of the financial position of the Company as of December 31, 2010 and of the results of its operations for the year then ended, in accordance with French accounting principles.

II. Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French commercial code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As stipulated in Note 2.3 to the financial statements, the management of your company makes assumptions and uses accounting estimates that may affect the amounts recorded in the financial statements as well as in the accompanying notes. This note also states that the estimates made as at December 31, 2010 may be significantly altered in case of a change in the circumstances under which they were determined, or because of newly available information or additional experience. In the context of our audit of the financial statements, we considered that, among the accounts that are subject to significant accounting estimates for which our assessments may be explained, are those relating to financial assets, intangible and tangible assets and provisions for risks.

We have notably:

•

with respect to the above-mentioned assets, assessed the data and the assumptions on which the estimates are based, and more specifically cash-flow projections prepared by the company’s operational management, reviewed the calculations made by the management and the sensitivity of the main values in use, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures for these estimates;

•

with respect to provisions for risks, assessed the basis upon which such provisions have been set up, reviewed the disclosures relating to these risks in the notes to the financial statements, and reviewed the management approval procedure for such estimates.

These assessments were made as part of our audit of the financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

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III. Specific verifications and information

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by French law.

We have no matter to report as to the fair presentation and the consistency with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Concerning the information given in accordance with the requirements of article L. 225-102-1 of the French commercial code (Code de commerce) relating to remunerations and benefits received by the directors and any other commitments made in their favor, we have verified its consistency with the financial statements, or with the underlying information used to prepare these financial statements and, where applicable, with the information obtained by your company from companies controlling your company or controlled by it. Based on this work, we attest the accuracy and fair presentation of this information.

In accordance with French law, we have verified that the required information concerning the purchase of investments and controlling interests and the identity of the shareholders and holders of the voting rights has been properly disclosed in the management report.

Neuilly-sur-Seine and Paris-La Défense,

February 24, 2011

The Statutory auditors

French original signed by

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

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20.3   DIVIDEND DISTRIBUTION POLICY

France Telecom distributed a dividend of 1.40 euros per share with respect to fiscal year 2009.

With respect to fiscal year 2010, the Board of directors resolved, at its February 23, 2011 meeting, to recommend to the Combined Shareholders’ Meeting of June 7, 2011 the distribution of a dividend of 1.40 euros per share. Given the payment of an advance dividend of 0.60 euro on September 2, 2010, the balance of the dividend to be paid to shareholders amounts to 0.80 euro per share. The Board proposes that that balance be paid on June 15, 2011.

The shareholder remuneration policy remains unchanged. In September 2011, France Telecom will pay an advance on the 2011 dividend, the amount of which shall be decided on the basis of the results of the first half of the fiscal year.

20.4   LITIGATION AND ARBITRATION PROCEEDINGS

In the ordinary course of its business, France Telecom is involved in a certain number of judicial, arbitration, and government proceedings.

Provisions for expenses that may result from such proceedings are only recorded when expenses are likely and when their amount can either be quantified or estimated with a reasonable degree of accuracy. The amounts of the provisions recorded are based on a case-by-case risk assessment, bearing in mind that events arising during the proceedings may require reassessment of this risk at any time.

The proceedings likely to have a significant effect on the financial position of France Telecom are described in Notes 31 Litigation and 33 Subsequent Events of the notes to the consolidated financial statements (see Section 20.1 Consolidated Statements).

In addition, since February 24, 2011 (the date on which the 2010 financial statements were published), the following events have occurred:

On March 9, 2011, as expected (see Note 10.1 Income tax recognized in profit or loss of the notes to the consolidated financial statements), the French tax authorities issued an Assessment Notice (“Avis de Mise en Recouvrement”) regarding the France Telecom S.A. tax audit on the 2005 financial year for a contested amount of tax of approximately 1.7 billion euros. As foreseen, France Telecom registered a preliminary complaint with the tax authorities, on March 17, 2011, and, on April 1, 2011, issued a bank guarantee for the amount of tax claimed, before referring the matter to the administrative court. Furthermore it should be noted that the audit made it possible to secure the date of payment of corporate income tax in France at the earliest in 2012 (see Note 10.1 to the consolidated financial statements for further information).

On March 14, 2011 (see note 33 Subsequent events), a Decree-Law providing for the confiscation of property belonging to 112 people close to the previous government was enacted by the Tunisian government. The Group’s Tunisian partner in Orange Tunisie is among those on the list. An inquiry commission should soon decide on the precise rules for the implementation of the Decree-Law.

On March 30, 2011 the Commercial Court in Paris condemned France Telecom to pay 10 million euros to Numericable following proceedings for compensation started in November 2009 with respect to an alleged damage suffered on the broadband market.

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20.5   SIGNIFICANT CHANGE IN FINANCIAL OR TRADING POSITION

The significant events that occurred between the balance sheet date and February 23, 2011, the date on which the 2010 financial statements were approved by the Board of Directors, are described in Note 33, Subsequent events to the consolidated financial statements.

The following events occurred thereafter :

On March 14, 2011, France Telecom and Agility concluded an agreement with the shareholders of the Iraqi mobile operator Korek Telecom with a view to allowing an Agility (54%) and France Telecom (46%) joint venture to acquire a 44% stake in Korek Telecom. France Telecom will spend 245 million dollars (175 million euros) on the share it will acquire and will grant Korek Telecom a shareholder loan of 185 million dollars (132 million euros) over four years. A number of mechanisms will allow France Telecom, if it so wishes, to increase its indirect Korek Telecom holding to 27% in 2014, and at such time Agility will be able to sell a part of its share in the joint venture to France Telecom, which could take France Telecom’s indirect holding in Korek Telecom to 39% in 2014, and up to 51% as of 2016. The deal remains subject to the approval of the Iraqi Communications and Media Commission and should be closed in the coming weeks.

On March 24, 2011, TP S.A. signed with Kapiri Investments a preliminary sale agreement for TP Emitel, a fully-owned subsidiary in the field of terrestrial radio and television broadcasting. The purchase price amounts to approx. 423 million euros.

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21   additional information

21.1   SHARE CAPITAL

552

21.1.1   Amount of Share Capital and Authorized Share Capital Increase

552

21.1.2   Shares not representing Capital

552

21.1.3   Treasury Shares Held by the Issuer or in its Name or by its Subsidiaries - Share Buyback Program

552

21.1.4   Convertible or Exchangeable Securities and Securities with Warrants

553

21.1.5   Information about, and Terms of, any Acquisition Right or Obligation Attached to Shares Subscribed
but not Paid-in and/or any Undertaking to Increase Share Capital

553

21.1.6   Information on the Share Capital of any Member of the Group which is under option or is Subject to a Conditional or Unconditional Agreement to place it under option

553

21.1.7   History of the Share Capital

553

21.2   CORPORATE BYLAWS

554

21.2.1   Company Purpose (Article 2 of the Bylaws)

554

21.2.2   Provisions Concerning Administrative, Management and Supervisory Bodies

554

21.2.3   Rights, Preferences and Restrictions Attached to each Class of Existing Shares (Article 11 of the Bylaws)

554

21.2.4   Actions Necessary to Modify Shareholders’ Rights

555

21.2.5   Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings
(Article 21 of the Bylaws)

555

21.2.6   Provisions having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company

556

21.2.7   Declarations of Crossing of Thresholds (Article 9 of the Bylaws)

556

21.2.8   Changes in the Share Capital (Article 7 of the Bylaws)

556

21.3   FACTORS THAT MAY HAVE AN EFFECT IN THE EVENT OF A PUBLIC OFFERING

557

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21.1   SHARE CAPITAL

21.1.1   Amount of Share Capital and Authorized Share Capital Increase

Number of Shares Issued

As of December 31, 2010, the share capital of France Telecom was 10,595,434,424 euros. It was divided into 2,648,858,606 fully-paid shares with a nominal value of four euros each.

Authorized Unissued Share Capital

The General Meeting of France Telecom of May 26, 2009 authorized the Board of Directors, for a period of 26 months, to increase the share capital of France Telecom, even in the event of a public offering, by issuing shares or other marketable securities for a maximum total nominal amount of 3.5 billion euros. These shares and marketable securities can be issued, at the discretion of the Board of Directors, with or without preferential subscription rights for shareholders. In the latter case, a priority time period may be granted to shareholders.

The General Meeting also delegated authority to the Board of Directors to perform capital increases reserved for the participants in the France Telecom group savings plan.

Currently valid delegations granted to the Board of Directors by the General Meeting in terms of capital increases and the use made of these delegations are discussed in Chapter 26 of this document.

RECONCILIATION OF THE NUMBER OF SHARES OUTSTANDING AT THE OPENING AND CLOSING DATES OF THE FISCAL YEAR

Number of shares at the start of the fiscal year (January 1, 2010)	2,648,709,774
Recording by the Board meeting of January 19, 2011 of the exercise in 2010 of stock options and option-based liquidity instruments	+148,832
Number of shares at the end of the fiscal year (December 31, 2010)	2,648,858,606

21.1.2   Shares not representing Capital

None.

21.1.3   Treasury Shares Held by the Issuer or in its Name or by its Subsidiaries - Share Buyback Program

The Combined General Meeting of June 9, 2010 renewed for a period of 18 months the share buyback program for up to 10% of the share capital outstanding on the date of that meeting. The Board meeting of March 23, 2011 decided to propose to the General Meeting of June 7, 2011 the renewal of this authorization (see Section 26.2 Report by the Board of Directors on the resolutions submitted to the General Shareholders’ Meeting - 10th resolution).

Also, France Telecom entered in May 2007 into a liquidity contract on its shares with a financial institution. The resources allocated to the implementation of the contract amount to 100 million euros.

SUMMARY OF PURCHASES AND SALES OF TREASURY SHARES MADE DURING THE 2010 FISCAL YEAR

Objective of the purchases	Number of shares held at 12/31/2009	Number of shares purchased	Weighted average gross price (in euros)	Number of shares sold	Weighted average gross price (in euros)	Number of shares held at 12/31/2010
Hedging of obligations (1)	2,042,836	135,000	16.96	2,173,227	NA	4,609
Liquidity contract	-	11,469,409	16.59	11,469,409	16.67	-
TOTAL	2,042,836	11,604,409		13,642,636		4,609
(1) Hedging of obligations linked to debt securities giving access to capital, or to stock option programs or any other form of allocation of shares to employees.

The 4,609 treasury shares held by the Company at December 31, 2010 are recognized as marketable securities.

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21.1.4   Convertible or Exchangeable Securities and Securities with Warrants

Perpetual Bonds Redeemable for Shares (TDIRAs)

Within the frame of the resolution of the problems linked to the UMTS investment undertaken in Germany in partnership with MobilCom Holding GmbH (MobilCom), the share capital of which France Telecom held 28.3%, the Company issued, on March 3, 2003, 430,705 perpetual bonds redeemable for shares (TDIRA) with a nominal value of 14,100 euros for an overall amount of 6,073 million euros, of which 341,910 TDIRAs were reserved for members of the banking syndicate and 88,795 TDIRAs were reserved for equipment suppliers of MobilCom. The TDIRAs are listed on Euronext Paris (international compartment). Their issue was subject to a transaction note filed with the Commission des Opérations de Bourse (former name of the Autorité des Marchés Financiers - AMF, the French Financial Markets Authority) on February 24, 2003. That transaction note is available on the websites of the AMF and of the Company.

129,635 TDIRAs remained outstanding on December 31, 2010 (see Note 21.3 TDIRAs to the consolidated accounts).

21.1.5   Information about, and Terms of, any Acquisition Right or Obligation Attached to Shares Subscribed but not Paid-in and/or any Undertaking to Increase Share Capital

None.

21.1.6   Information on the Share Capital of any Member of the Group which is under option or is Subject to a Conditional or Unconditional Agreement to place it under option

None.

21.1.7   History of the Share Capital

The table below shows the changes in France Telecom’s share capital over the last three fiscal years:

Date/Transaction	Changes in share capital		Share capital (in euros)	Shares outstanding
	Par value (in euros)	Premium (in euros)
December 31, 2008/Exercise of stock options (2)	2,569,300	10,351,208	10,459,964,944	2,614,991,236
December 31, 2009 / Exercise of stock options (3)	473,664	1,496,849	10,594,839,096	2,648,709,774
December 31, 2010 / Exercise of stock options (1)	595,328	1,756,955	10,595,434,424	2,648,858,606

(1)  Recognition by the Board of Directors of the issue of 148,832 new shares following the exercise in 2010 of stock options granted by Wanadoo and of option-based liquidity instruments (ILO).

(2)  Recognition by the Board of Directors of the issue of 642,325 new shares following the exercise in 2008 of France Telecom stock options (including some granted by Wanadoo) and of option-based liquidity instruments (ILO).

(3)  Recognition by the Board of Directors of the issue of 118,416 new shares following the exercise in 2009 of stock options granted by Wanadoo and of ILO.

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21.2   CORPORATE BYLAWS

21.2.1   Company Purpose (Article 2 of the Bylaws)

The Company’s corporate purpose, in France and abroad, specifically pursuant to the French Postal & Telecommunications Code, shall be:

•

to provide all electronic communication services in internal and international relations;

•

to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

•

to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

•

to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

•

to set up, acquire, rent or manage all real estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

•

to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

•

to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or any other means;

•

and more generally, all industrial, commercial, Company and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

21.2.2   Provisions Concerning Administrative, Management and Supervisory Bodies

See Chapter 14.

21.2.3   Rights, Preferences and Restrictions Attached to each Class of Existing Shares (Article 11 of the Bylaws)

France Telecom has only issued ordinary shares. Each share shall entitle its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share shall entitle its holder to vote and be represented in the Shareholders’ Meetings in accordance with the provisions of the law and of the Bylaws. Ownership of one share implies, ipso jure, adherence to the by-laws and the decisions of the Shareholders’ Meeting.

There is no clause in the Bylaws providing for double or multiple voting rights.

The shareholders shall be liable for losses within the limits of their contributions to the Company’s capital.

Payment of Dividends (Article 26 of the Bylaws)

The terms and conditions for the payment of the dividends approved by the Shareholders’ Meeting are determined by the Shareholders’ Meeting, or in lieu, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the financial year, unless extended by court order.

The ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividends in cash or in shares, subject to legal requirements.

Interim dividends may be distributed before the approval of the financial statements for the year when the balance sheet established during or at the end of a financial year and certified by an auditor, shows that the Company has made a profit since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the by-laws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French State. shall revert to the French State

Assignment and Transfer of Shares (Article 10 of the Bylaws)

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

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21.2.4   Actions Necessary to Modify Shareholders’ Rights

Shareholder’s rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. It may not however increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

21.2.5   Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings (Article 21 of the Bylaws)

Access to, Participation in and Voting Rights at Shareholders’ Meetings

Shareholders’ meetings are composed of all shareholders whose shares are paid up and for whom a right to attend Shareholders’ Meetings has been established by registration of the shares in an account in the name either of the shareholder or of the intermediary holding their account where the shareholder is not resident in France, by 0.00am. (Paris time) on the third business day preceding the meeting.

The shares must be registered within the time limit specified in the preceding paragraph either in an account in their own name maintained by the Company, or in the bearer share accounts maintained by the authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the meeting.

Shareholders participating via video-conferencing or other means of telecommunications contemplated by law and regulation that allow identification shall be deemed present for the calculation of quorum and majority of Shareholders’ Meetings.

The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the meeting or by proxy by granting a proxy to their spouse or to another shareholder in order to be represented at a Shareholders’ Meeting.

Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via means of telecommunications, until 3pm. (Paris time) the day before the meeting. Transmission methods are set forth by the Board of Directors in the notice of meeting and the notice to attend.

Shareholders sending in their vote within the time limit specified under this section, by means of the form provided by the Company to shareholders, are deemed present or represented at the meeting.

The forms for sending in a vote or a proxy, as well as the certificate of attendance, can be completed in electronic format duly signed in the conditions specified by the applicable laws and regulations. For this purpose, the recording of the electronic signature on the certificate can be made directly on the Internet site established by the organizer of the meeting. The electronic signature may be carried out by recording, in conditions which comply with the first sentence of the second paragraph of Article 1316-4 of the French Civil Code (Code Civil), by means of an identifier and password or by any other procedure meeting the conditions defined in the first sentence of the second paragraph of Article 1316-4 of the French Civil Code. The proxy or the vote thus cast prior to the meeting by electronic means, as well as where applicable the acknowledgement sent in response, will be considered as irrevocable and binding records, with the exception of the transfer of shares subject to the notification foreseen by section IV of Article R. 225-85 of the French Commercial Code.

Shareholders who are not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Annual Shareholders’ Meetings

Shareholders’ meetings are convened by the Board of Directors, or, failing that, by the auditors, or by any person empowered for this purpose. Meetings are held at the registered offices or any other location indicated in the notice to convene. Subject to exceptions provided by law, notices must be given at least 15 days before the date of the meeting. When the Shareholders’ Meeting cannot deliberate due to the lack of the required quorum, the second meeting and, if applicable, the second postponed meeting, must be called at least six days in advance in the same manner as used for the first notice.

Agenda and Conduct of Annual Shareholders’ Meetings

The agenda of the Shareholders’ Meeting shall appear in the notice to convene for meeting and is set by the author of the notice.

The Shareholders’ Meeting may only deliberate on the items on the agenda.

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One or more shareholders representing the percentage of capital required by law, and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of proposed resolutions on the agenda. An attendance sheet containing the information required by law shall be kept at each Shareholders’ Meeting. Shareholders’ meetings shall be chaired by the Chairman of the Board of Directors or, in his or her absence, by a director appointed for this purpose by the Board of Directors; failing which, the meeting itself shall elect a Chairman. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes. The officers shall name a secretary, who does not have to be a shareholder. The mission of the meeting’s officers is to verify, certify and sign the attendance sheet, ensure the proper conduct of debates, settle any incidents occurring during the meeting, check the votes cast and ensure their legality and ensure that minutes of the meeting are drawn up.

The minutes shall be prepared, and copies or excerpts of the deliberations shall be issued and certified as required by law.

Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are those meetings called to make any and all decisions that do not amend the by-laws. An ordinary meeting shall be convened at least once a year within six months of the end of each financial year in order to approve the annual and consolidated accounts for the year in question or, in case of postponement, within the period established by court order. On the first convocation, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon the second convocation, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the by-laws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation. Subject to the legal provisions governing capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote when convened for the first time, or one-fifth when convened for the second time. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

21.2.6   Provisions having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company

None.

Factors that may have an impact in the event of a public offer, as set out in Article L. 225-100-3 of the French Commercial Code, are covered in Section 21.3.

21.2.7   Declarations of Crossing of Thresholds (Article 9 of the Bylaws)

In addition to the legal obligation to inform the Company and the AMF when thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or in concert with others, who acquires, either directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities issued representing shares equal to 0.5% of the capital or voting rights in France Telecom is required, within five trading days from the date of registration of securities that result in reaching or crossing such threshold, to report to France Telecom by registered letter with return receipt, the total number of shares, voting rights and securities giving access to share capital that such individual or entity owns.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any shares or securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the capital or voting rights so requests at an Annual Shareholders’ Meeting.

21.2.8   Changes in the Share Capital (Article 7 of the Bylaws)

The share capital may be increased, decreased or amortized in accordance with applicable legal provisions.

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21.3   FACTORS THAT MAY HAVE AN EFFECT IN THE EVENT OF A PUBLIC OFFERING

Pursuant to Article L. 225-100-3 of the French Commercial Code, this section describes the factors that may, to the Company’s knowledge, have an effect on the shares of France Telecom in the event of a public offering.

Structure of the Company’s Share Capital

The stock-option plans implemented by the Company, or assumed by France Telecom (the Wanadoo plans), offer the option holders the choice of prematurely exercising 50 to 100% of the options allotted under these plans in the event of a change of control resulting from a public tender offer or a public tender and exchange offer. The exercising of all options issued remaining to be exercised would account for around 1.465% of the Company’s share capital, on a totally diluted basis, as at December 31, 2010.

Restrictions in the Bylaws on the exercise of voting rights and on the transfer of shares or contractual provisions brought to the attention of the Company pursuant to Article L. 233-11 of the Code of commerce

On November 25, 2009, the FSI (Fonds stratégique d’investissement) and the French Government entered into a shareholders’ agreement constituting an action in concert, notice of which was given to the Company and the AMF.

This agreement, entered into for a two-year term, provides for two distinct actions in concert:

•

on the vote of resolutions at the France Telecom General Shareholder Meeting: the parties agree to exchange points of view and look, if possible, for a common position on resolutions, without being bound to reach one;

•

in the event of planned share transactions and crossing of thresholds, the arrangement provides for (i) a general obligation between the parties to the agreement to provide prior notice of any transaction involving the Company’s shares or voting rights, (ii) an obligation of prior consultation in the event of an intended sale by the parties likely to take place close in time, pursuant to which each party undertakes not to carry out such plans without having, to the extent possible, aligned its analysis regarding the value of France Telecom shares with the other party’s and, where possible, having coordinated the practical details of the sale of said shares, (iii) an obligation of prior consultation in the event either party is carrying out a transaction that would require the concert to publish a declaration of intentions, and (iv) an obligation of prior approval by the other party where the transaction would result in the concert going over a threshold that would trigger a mandatory public offer.

Control Mechanisms provided for in any employee shareholding plan, when rights of control are not exercised by employees

The regulations governing the Fonds communs de placement d’entreprise (FCPE, employee investment funds) of the Group’s savings plan, in particular the France Telecom Actions and Orange Success 2007 funds, state that voting rights attached to shares held as fund assets are exercised by the supervisory boards of these funds. In the absence of an express reference in the regulations to the cases where the supervisory boards must gather the prior opinions of unit holders, the supervisory boards decide on the tender of shares held as fund assets to purchase or exchange offerings, in accordance with Article L. 214-40 of the French monetary and financial code. The FCPEs represented 3.98% of the Company’s share capital as at December 31, 2010.

Agreements made by the Company which are subject to change or termination in the event of a change of control

The agreements signed with Orascom state that, in the event of a change in control of one party, the other party shall have an option to purchase its Mobinil shares.

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22  material contracts

On January 27, 2011, France Telecom agreed a 6 billion euro syndicated loan with 28 banks maturing January 2016 as a partial refinancing of the 8 billion euro credit line arranged on June 20, 2005.

In addition, France Telecom has made some significant acquisitions and disposals in the last few years (see Note 3 Main acquisitions, disposals and changes in scope of consolidation to the consolidated financial statements).

These aside, France Telecom has signed no significant agreement other than those entered into in the normal course of its business.

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23  third party information and statements by experts and declarations of any interest

None.

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24  documents on display

All documents made available to shareholders as required by law can be consulted at the registered offices of France Telecom, 6 place d’Alleray in Paris (15th arrondissement), France.

Also, France Telecom’s Bylaws are available on the website www.orange.com (enter via “Group” then “Governance” sections).

The consolidated financial statements of France Telecom for the last three fiscal years (at least) are also available on that website (access via “Finance” then “Regulated information” sections, under the heading Annual financial reports or Registration documents) and on the site www.info-financiere.fr.

Pursuant to Article 222-7 of Autorité des Marchés Financiers’s General Regulations, France Telecom has drawn up a document listing all the information made public since March 1, 2010 “to meet its legal or regulatory obligations in terms of financial securities, issuers of financial securities and financial securities markets”. This document is appended to this reference document.

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25  information on holdings

With respect to the companies in which France Telecom holds a fraction of the share capital that is likely to have a significant impact on the appraisal of its asset base, its financial situation or its profits, see Chapter 7 Organizational structure, Chapter 6 Business overview and Note 35 Scope of consolidation in the appendix to the consolidated financial statements (Section 20.1 Consolidated documents).

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26   2011 shareholders’ meeting

26.1  DRAFT RESOLUTIONS TO BE SUBMITTED TO THE COMBINED ORDINARY AND
EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON JUNE 7, 2011

568

Resolutions within the competence of the Ordinary Shareholders’ Meeting

568

Resolutions within the competence of the Extraordinary Shareholders’ Meeting

570

26.2  REPORT OF THE BOARD OF DIRECTORS OF FRANCE TELECOM ON RESOLUTIONS
SUBMITTED TO THE ANNUAL SHAREHOLDERS’ MEETING - FINANCIAL YEAR 2010

577

Presentation of the ordinary resolutions to be submitted to the Annual Shareholders’ Meeting

577

Presentation of resolutions to be submitted to the Annual Extraordinary Shareholders’ Meeting

580

Appendix

587

26.3   STATUTORY AUDITORS’ REPORTS

590

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26.1  DRAFT RESOLUTIONS TO BE SUBMITTED TO THE COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON JUNE 7, 2011

Resolutions within the competence of the Ordinary Shareholders’ Meeting

First resolution

(Approval of the annual financial statements for the financial year ended December 31, 2010)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors as well as the special Statutory Auditors’ report, hereby approve the annual financial statements for the financial year ended December 31, 2010, as presented, as well as the transactions reflected in the annual financial statements and summarized in these reports. The shareholders at the Annual Shareholders’ Meeting hereby fix the income for the financial year at an amount of 1,067,243,524.48 euros.

Second resolution

(Approval of the consolidated financial statements for the financial year ended December 31, 2010)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors as well as the special Statutory Auditors’ report on the consolidated financial statements, hereby approve the consolidated financial statements for the financial year ended December 31, 2010, as presented, as well as the transactions reflected in the consolidated financial statements and summarized in these reports.

Third resolution

(Allocation of the income for the financial year ended December 31, 2010, as stated in the annual financial statements)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors as well as the special Statutory Auditors’ report on the annual financial statements:

(i)

decide to allocate, out of 1,067,243,524.48 euros of income for the financial year, an amount of 13,546,948.00 euros to the statutory reserve account, which will bring the total amount of this reserve to 1,059,543,442.40 euros;

(ii)

note that the distributable income for the financial year, after allocation of 13,546,948.00 euros to the statutory reserve account and taking into account “Retained earnings” totaling 6,913,486,283.53 euros (before the deduction of the interim dividend provided for in (iv) hereinafter), comes to 7,967,182,860.01 euros;

(iii)

decide to distribute to the shareholders, as a dividend, an amount of 1.40 euro per share and to allocate the balance of the distributable income to the “Retained earnings” account; and

(iv)

note that, considering the interim dividend of 0.60 euro per share paid on September 2, 2010, the balance of the dividend to be paid amounts to 0.80 euro per share.

The ex-dividend date shall be June 10, 2011 and the balance of the dividend payable shall be paid on June 15, 2011.

The shareholders at the Annual Shareholders’ Meeting grant full powers to the Board of Directors to determine the total dividend amount, it being specified that shares held by the Company on June 15, 2011 will not be entitled to the payment of the balance of the dividend, and, consequently, to determine the amount of the balance of the distributable income that shall be allocated to the “Retained earnings” account.

It is specified that the entire dividend (interim dividend and balance to be paid) is eligible for the 40% tax allowance pursuant to Article 158-3-2° of the French General Tax Code (Code Général des Impôts), benefiting individuals residing in France for tax purposes, unless these individuals opt for the withholding tax (prélèvement libératoire) pursuant to Article 117 quater of the French General Tax Code.

Dividends paid with respect to the last three financial years were as follows:

Financial year	Number of shares (excluding treasury shares)	Dividend per share	Share of dividend eligible for the 40% tax allowance
2007	2,604,398,886	€1.30	100%
2008	2,613,555,198	€1.40	100%
2009	2,646,101,556	€1.40	100%

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Fourth resolution

(Agreements referred to in Article L. 225-38 of the French Commercial Code (Code de Commerce))

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the special Statutory Auditors’ report, acknowledge the conclusions of this report and note that the agreements referred to in Article L. 225-38 of the French Commercial Code, entered into during the financial year ended on December 31, 2010, have already been approved by the shareholders at the Shareholders’ Meeting of June 9, 2010.

Fifth resolution

(Renewal of the appointment of Mr. Bernard Dufau as a director)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, note that the term of office as a director of Mr. Bernard Dufau will expire at the end of the present meeting and decide, as proposed by the Board of Directors and in accordance with the terms provided for in Article 13 of the Bylaws, to renew his appointment as a director, for a four-year period expiring at the close of the Annual Shareholders’ Meeting approving the financial statements for the financial year ended on December 31, 2014.

Sixth resolution

(Appointment of Mrs. Helle Kristoffersen as a director)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, note that the term of office as a director of Mr. Henri Martre will expire at the end of the present meeting and decide, as proposed by the Board of Directors and in accordance with the terms provided for in Article 13 of the Bylaws, to appoint Mrs. Helle Kristoffersen as his replacement as a director, for a four-year period expiring at the close of the Annual Shareholders’ Meeting approving the financial statements for the financial year ended on December 31, 2014.

Seventh resolution

(Appointment of Mrs. Muriel Pénicaud as a director)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, note that the term of office as a director of Mr. Marcel Roulet will expire at the end of the present meeting and decide, as proposed by the Board of Directors and in accordance with the terms provided for in Article 13 of the Bylaws, to appoint Mrs. Muriel Pénicaud as his replacement as a director, for a four-year period expiring at the close of the Annual Shareholders’ Meeting approving the financial statements for the financial year ended on December 31, 2014.

Eighth resolution

(Appointment of Mr. Jean-Michel Severino as a director)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, note that the term of office as a director of Mr. Jean Simonin will expire at the end of the present meeting and decide, as proposed by the Board of Directors and in accordance with the terms provided for in Article 13 of the Bylaws, to appoint Mr. Jean-Michel Severino as his replacement as a director, for a four-year period expiring at the close of the Annual Shareholders’ Meeting approving the financial statements of the financial year ended on December 31, 2014.

Ninth resolution

(Authorization to be granted to the Board of Directors to purchase or transfer France Telecom’s shares)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors, authorize the Board of Directors, pursuant to Articles L. 225-209 et seq. of the French Commercial Code, to buy shares of the Company up to a maximum number of shares representing 10% of the share capital outstanding on the day of this meeting:

•

the maximum purchase price shall not exceed 40 euros per share, it being specified that in the event of transactions affecting the share capital, in particular by capitalization of reserves followed by the issuance and free allocation of shares, and/or through a stock split or reverse stock split, this price will be adjusted accordingly;

•

the maximum amount of funds allocated to the share buyback program is 10,595,434,424 euros;

•

acquisitions carried out by the Company pursuant to this authorization may in no event cause it to hold, directly or indirectly, at any time, more than 10% of the shares comprising the share capital on the relevant date;

•

acquisitions or transfers of shares may be carried out at any time, except during a public offering involving shares of the Company, in compliance with applicable legal and regulatory provisions;

•

acquisitions or transfers of shares may be carried out by any means, in particular on the regulated markets, multilateral trading systems or over-the-counter, including through block sales or purchases or by use of derivative securities traded on the regulated markets, multilateral trading system or over-the-counter;

•

the present authorization is valid for a period of eighteen months.

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These share acquisitions may be carried out for any purpose permitted by law, the objectives of this share buyback program being:

(i)

to comply with obligations related to:

a.

stock option plans and other allocations of shares to the employees of the Company or affiliates and notably to allocate shares to employees of the France Telecom Group, in particular as part of (i) the Company’s profit sharing scheme, (ii) any stock or stock option plan or program, including any free stock grants, (including any transfer of shares provided for under Article L. 3332-24 of the French Labor Code [Code du travail]) for the benefit of the employees and corporate officers or some of them, including former holders of stock options in respect of Wanadoo’s shares, under the conditions provided in the second resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of September 1, 2004, or (iii) liquidity contracts signed between France Telecom and the holders of Orange’s shares or stock options, in order to carry out any hedging transactions relating to these transactions,

b.

securities giving access to shares of the Company (including to carry out any hedging transactions as a result of the obligations of France Telecom relating to these securities), including to the securities subscribed for by employees or former employees of the France Telecom Group (such as, in particular, option-based liquidity instruments);

(ii)

to ensure the liquidity of the France Telecom share by a financial services provider (prestataire de services d’investissement) pursuant to a liquidity contract compliant with the Code of ethics approved by the French stock market authority (“AMF”, Autorité des marchés financiers);

(iii)

to keep shares for subsequent exchange or for payment as part of potential external growth transactions;

(iv)

to reduce the capital of the Company in accordance with the twenty-second resolution of this Shareholders’ Ordinary Meeting, subject to its adoption.

The shareholders at the Annual Shareholders’ Meeting grant full authority to the Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, to decide and implement the present authorization, to clarify its terms and to decide details, to place all market orders, enter into all agreements, draw up all documents, in particular those providing information, carry out all formalities, including to allocate or reallocate the shares acquired for the different objectives sought, and make all declarations to all organizations and, generally, do whatever is necessary.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on June 9, 2010 in its seventh resolution is terminated, with immediate effect, with respect to its unused portion.

Resolutions within the competence of the Extraordinary Shareholders’ Meeting

Tenth resolution

(Delegation of authority to the Board of Directors to issue shares of the Company and securities giving access to shares of the Company or of one of its subsidiaries, with shareholder pre-emptive subscription rights)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the special Statutory Auditors’ report, delegate to the Board of Directors, for a period of 26 months, the authority to decide, on one or more occasions, to issue, with shareholder pre-emptive subscription rights, (i) shares of the Company, (ii) securities giving access to the Company’s existing shares or shares to be issued, and (iii) securities giving access to existing shares or shares to be issued, of a company of which the Company directly or indirectly owns more than half of the share capital (the “Subsidiary”), which may be subscribed for in cash or by offsetting debt.

The nominal amount of an immediate or future capital increase of France Telecom, resulting from all issuances carried out pursuant to this delegation shall not exceed 2 billion euros, excluding the nominal value of the shares to be issued in order to preserve, in accordance with the law, the rights of the holders of securities giving access to shares.

Securities giving access to shares of the Company or of one of its Subsidiaries that are issued in this way may consist of debt securities or warrants or may be linked to the issuance of such securities or may enable the issuance of these as intermediate securities. In particular, they may take the form of securities that are subordinated or non-subordinated, with a fixed or open-ended maturity, and be issued in euros or in a foreign currency.

Shareholders shall have pre-emptive rights to subscribe for shares and securities issued pursuant to this delegation in proportion to the number of shares they already own. The Board of Directors may grant shareholders, on a reducible basis, the right to subscribe for the shares or the securities issued, in proportion to their subscription rights and within the limit of their requested subscription amount.

If the shares and securities issued are not all subscribed for by subscriptions on an non-reducible and, if applicable, reducible basis, the Board of Directors may use, in the order it deems appropriate, the different options provided for in the law, including that of offering all or part of the unsubscribed shares or securities to the public.

This delegation entails the waiver by shareholders of their pre-emptive rights to subscribe for shares of the Company to which the securities that may be issued pursuant to this delegation may give access.

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The issuance of subscription warrants for shares of the Company may be carried out by subscription offer, but also by a free allocation to holders of existing shares. In the event of a free allocation of share subscription warrants, the Board of Directors will be entitled to decide that the allocation rights of fractional shares will not be tradeable and that the corresponding securities will be sold.

The nominal amount of all the debt securities issued under this delegation shall not exceed 10 billion euros (or the equivalent on the date the issuance is decided for issuances denominated in foreign currencies). This maximum amount is common to all the debt securities issued pursuant to the eleventh, twelfth, fourteenth and fifteenth resolutions submitted to this Shareholders’ Meeting.

The Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, will decide on the characteristics, amount and terms and conditions of any issuance, as well as the securities issued, and shall be entitled to carry out any adjustments intended to take into account the impact of any transactions affecting the share capital of the Company, set the terms and conditions to preserve the rights of holders of securities giving access to the share capital, allow the charging of costs for the capital increases against the amount of premiums related to these increases, take from this amount the sums necessary for allocation to the statutory reserve account and more generally, do whatever is necessary.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on May 26, 2009 in its eleventh resolution is terminated, with immediate effect, in respect of the unused portion.

Eleventh resolution

(Delegation of authority to the Board of Directors to issue shares of the Company and securities giving access to shares of the Company or of one of its subsidiaries, without shareholder pre-emptive subscription rights in the context of a public offer)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the special Statutory Auditors’ report, delegate to the Board of Directors for a period of 26 months, the authority to decide on the issuance to the public, on one or more occasions, of (i) shares of the Company, (ii) securities giving access to the Company’s existing shares or shares to be issued and (iii) securities giving access to the existing shares or shares to be issued of a company of which the Company directly or indirectly owns more than half of the share capital (the “Subsidiary”), which may be subscribed for in cash or by offsetting debt.

Consequently, the shareholders at the Annual Shareholders’ Meeting decide to cancel the pre-emptive rights of shareholders to subscribe for these shares and securities.

The nominal amount of an immediate or future capital increase of France Telecom, resulting from all issuances carried out pursuant to this delegation shall not exceed 1.5 billion euros, excluding the nominal value of the shares to be issued in order to preserve, in accordance with the law, the rights of holders of securities giving access to shares.

The issue price of the shares issued under this delegation should be at least equal to the minimum amount provided for in the laws and regulations in force at the time the decision to carry out the issuance is made, after an adjustment of this amount, if applicable, to take into account a difference in the date from which the shares carry rights to dividends.

The issue price of securities issued under this delegation will be the sum received immediately by the Company or, in the case of an issuance of securities giving access to the shares of a Subsidiary, by the Subsidiary, plus, if applicable, the sum that may be received at a later date by the Company or the Subsidiary, as the case may be, i.e. for each ordinary share issued as a result of the issuance of these securities, at least the amount referred to in the previous paragraph after the adjustment of this amount, if applicable, to take into account a difference in the date from which the shares carry rights to dividends.

Securities giving access to shares of the Company or one of its Subsidiaries that are issued pursuant to this delegation may consist of debt securities or warrants or may be linked to the issuance of such securities, or may enable the issuance of these as intermediate securities. In particular, they may take the form of securities that are subordinated or non-subordinated, with a fixed or open-ended maturity, and be issued in euros or in a foreign currency.

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The Board of Directors may grant shareholders priority on a non-reducible, and also a reducible basis, in relation to all or part of the issuance, to subscribe for the shares or securities for which it will set, in accordance with the law, the terms and conditions of exercise, without giving rise to the creation of tradeable rights. Securities that remain unsubscribed may be subject to a placement on the international market.

If the shares and securities issued are not all subscribed for, the Board of Directors may limit the issuance to the amount of subscriptions received, provided that this reaches at least three-quarters of the original amount, and/or freely allocate the unsubscribed shares.

The shareholders at the Annual Shareholders’ Meeting acknowledge that this delegation entails the waiver by shareholders of their pre-emptive rights to subscribe for shares of the Company to which the securities that may be issued pursuant to this delegation may give access.

The nominal amount of all the debt securities issued under this delegation shall not exceed, and will count towards, the maximum amount for debt securities established in the tenth resolution submitted to this Shareholders’ Meeting (10 billion euros).

The Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, will decide on the characteristics, amount and terms and conditions of any issuance, as well as the securities issued, and shall be entitled to carry out any adjustments intended to take into account the impact of any transactions affecting the share capital of the Company, set the terms and conditions to preserve the rights of owners of securities giving access to the share capital, allow the charging of costs for the capital increases against the amount of premiums related to these increases, take from this amount the sums necessary for allocation to the statutory reserve account and more generally, do whatever is necessary.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on May 26, 2009 in its twelfth resolution is terminated, with immediate effect, in respect of the unused portion.

Twelfth resolution

(Delegation of authority to the Board of Directors to issue shares of the Company and securities giving access to shares of the Company or of one of its subsidiaries, without shareholder pre-emptive subscription rights, in the context of an offer as described in paragraph II of Article L. 411-2 of the French Monetary and Financial Code (Code monétaire et financier))

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the special Auditors’ report, delegate to the Board of Directors for a period of 26 months, the authority to decide on the issuance, on one or more occasions, through an offer of the type described in paragraph II of Article L. 411-2 of the French Financial and Monetary Code, of (i) shares of the Company, (ii) securities giving access to the Company’s existing shares or shares to be issued, and (iii) securities giving access to the existing shares or shares to be issued of a company of which the Company directly or indirectly owns more than half of the share capital (the “Subsidiary”), which may be subscribed for in cash or by offsetting debt.

The shareholders at the Annual Shareholders’ Meeting decide as a consequence to cancel the pre-emptive rights of shareholders to subscribe for these shares and securities.

The nominal amount of an immediate or future capital increase of France Telecom resulting from all issuances carried out pursuant to this delegation shall not exceed, and will count towards, the maximum amount relating to the capital increases provided for in the eleventh resolution submitted to this Shareholders’ Meeting (1.5 billion euros), it being understood that the maximum amount does not take into account the nominal value of the shares to be issued in order to preserve, in accordance with the law, the rights of holders of securities giving access to shares, and that the issuances carried out under this delegation are limited by law to 20% of the share capital per year.

The issue price of the shares issued under this delegation should be at least equal to the minimum amount provided for in the laws and regulations in force at the time the decision to carry out the issuance is made, after an adjustment of this amount, if applicable, to take into account a difference in the date from which the shares carry rights to dividends.

The issue price of securities issued under this delegation will be the sum received immediately by the Company, or in the case of an issuance of securities giving access to the shares of a Subsidiary, by the Subsidiary, plus, if applicable, the sum that may be received at a later date by the Company or the Subsidiary, i.e. for each ordinary share issued following the issuance of these securities, at least the amount referred to in the previous paragraph after the adjustment of this amount, if applicable, to take into account a difference in the date from which the shares carry rights to dividends.

Securities giving access to shares of the Company or one of its Subsidiaries that are issued under this delegation may consist of debt securities or warrants or may be linked to the issuance of such securities or may enable the issuance of these as intermediate securities. In particular, they may take the form of securities that are subordinated or non-subordinated, with a fixed or open-ended maturity, and be issued in euros or in a foreign currency.

If the shares and securities issued are not all subscribed, the Board of Directors may limit the issue to the amount of subscriptions received, provided that this reaches at least three-quarters of the original amount, and/or freely allocate the unsubscribed shares.

The shareholders at the Annual Shareholders’ Meeting acknowledge that this delegation entails the waiver by shareholders of their pre-emptive rights to subscribe for shares of the Company to which the securities that will be issued based on this delegation may give access.

The nominal amount of all the debt securities issued under this delegation shall not exceed, and will count towards, the maximum amount for debt securities envisaged in the tenth resolution submitted to this Shareholders’ Meeting (10 billion euros).

The Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, will decide on the characteristics, amount and terms and conditions of any issuance, as well as the securities issued, and shall be entitled to carry out any adjustments intended to take into account the impact of any transactions affecting the share capital of the Company, set the terms and conditions to preserve the rights of holders of securities giving access to the share capital, allow the charging of costs for the capital increases against the amount of premiums related to these increases, take from this amount the sums necessary for allocation to the statutory reserve account and more generally, do whatever is necessary.

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Thirteenth resolution

(Authorization to the Board of Directors to increase the number of issuable securities, in the event of a capital increase with or without pre-emptive subscription rights)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the special Statutory Auditors’ report, authorize the Board of Directors for a period of 26 months, to decide to increase the number of issuable shares, within the timeframe and the limits established by the law and the resolution by virtue of which each issuance is decided (as of today’s date, within the limit of 15% of the initial issuance and at the same price as the one set for such issuance), for each of the issuances decided in respect of the tenth, eleventh and twelfth resolutions submitted to this Shareholders’ Meeting.

The authorization granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on May 26, 2009 in its thirteenth resolution, is terminated with immediate effect, in respect of the unused portion.

Fourteenth resolution

(Delegation of authority to the Board of Directors to issue shares and securities giving access to shares, in the event of a public exchange offer initiated by the Company)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the special Statutory Auditors’ report, delegate to the Board of Directors for a period of 26 months, the authority to decide, on one or more occasions, on the issuance of shares of the Company or securities giving access to the Company’s existing shares or shares to be issued, as payment for securities tendered in a public exchange offer involving the securities of a company whose shares are admitted for trading on one of the regulated markets mentioned in Article L. 225-148 of the French Commercial Code, and to decide, as necessary, to cancel, for benefit of the holders of these tendered securities, the pre-emptive subscription rights of shareholders with respect to the shares and securities thus issued.

The nominal amount of an immediate or future capital increase of France Telecom resulting from all issuances carried out pursuant to this delegation shall not exceed, and will count towards the maximum amount relating to the capital increases provided for in the eleventh resolution submitted to this Shareholders’ Meeting (1.5 billion euros), it being understood that the maximum amount does not take into account the nominal value of the shares to be issued in order to preserve, in accordance with the law, the rights of the owners of securities giving access to shares.

Securities giving access to shares of the Company that are issued under this delegation may consist of debt securities or warrants or may be linked to the issuance of such securities, or may enable the issuance of these as intermediate securities. In particular, they may take the form of securities that are subordinated or non-subordinated with a fixed or open-ended maturity, and be issued in euros or in a foreign currency.

The shareholders at the Annual Shareholders’ Meeting acknowledge that this delegation entails the waiver by shareholders of their pre-emptive rights to subscribe for shares to which the securities that will be issued under this delegation may give access.

The nominal amount of all the debt securities issued under this delegation shall not exceed, and will count towards, the maximum amount for debt securities established in the tenth resolution submitted to this Shareholders’ Meeting (10 billion euros).

The Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, will have all powers to implement the transactions mentioned in this delegation, and in particular the power to:

•

set the terms of the exchange rate and, if applicable, the amount of the equalization payments to be made in cash;

•

state the number of securities tendered in the exchange;

•

determine the dates, terms and conditions of issuance, in particular the price and date from which the shares or securities giving access to shares of the Company carry rights to dividends;

•

enter the difference between the issue price of new shares and their nominal value under the item “contribution premium” in the “liabilities” section on the balance sheet; and

•

charge all fees and expenses incurred as a result of the offering to the “contribution premium”.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on May 26, 2009 in its fourteenth resolution is terminated with immediate effect, in respect of the unused portion.

Fifteenth resolution

(Delegation of powers to the Board of Directors to issue shares and securities giving access to shares, in order to compensate contributions in kind granted to the Company and comprised of shares or securities giving access to share capital)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the special Statutory Auditors’ report, delegate to the Board of Directors for a period of 26 months, the powers to decide, on one or more occasions, based on the report of the Statutory Auditor(s) for Contributions (commissaire aux apports) mentioned in the first and second paragraphs of Article L. 225-147 of the French Commercial Code, on the issuance of shares of the Company or securities giving access to the Company’s existing shares or shares to be issued, as remuneration of contributions in kind granted to the Company and comprised of shares or securities giving access to the share capital, where the provisions of Article L. 225-148 of the French Commercial Code do not apply, and to decide, as necessary, to cancel, in favor of the owners of shares or securities that are the subject of contributions in kind, the pre-emptive subscription rights of shareholders to the shares and securities thus issued.

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The nominal amount of an immediate or future capital increase of France Telecom, resulting from all issuances carried out pursuant to this delegation shall not exceed, and will count towards the maximum amount relating to the capital increases provided for in the eleventh resolution submitted to this Shareholders’ Meeting (1.5 billion euros), it being understood that the maximum amount does not take into account the nominal value of the shares to be issued, in order to preserve, in accordance with the law, the rights of the owners of securities giving access to the shares, and that the issuances carried out under this delegation are limited to 10% of the share capital, in accordance with the law.

Securities giving access to shares of the Company that are issued under this delegation may consist of debt securities or warrants or may be linked to the issuance of such securities, or may enable the issuance of these as intermediate securities. In particular, they may take the form of securities that are subordinated or non-subordinated with a fixed or open-ended maturity, and be issued in euros or in a foreign currency.

The shareholders at the Annual Shareholders’ Meeting acknowledge that this delegation entails the waiver by shareholders of their pre-emptive rights to subscribe for shares to which the securities that will be issued based on this delegation may give access.

The nominal amount of all the debt securities issued under this delegation shall not exceed, and will count towards, the maximum amount for debt securities established in the tenth resolution submitted to this Shareholders’ Meeting (10 billion euros).

The Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, will have all powers to implement this delegation, in particular to decide, based on the report of the Statutory Auditor(s) for Contributions mentioned in the first and second paragraphs of Article L. 225-147 mentioned above, on the evaluation of the contributions and the granting of particular advantages.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on May 26, 2009 in its fifteenth resolution is terminated, with immediate effect, in respect of the unused portion.

Sixteenth resolution

(Delegation of powers to the Board of Directors to issue shares reserved for persons that signed a liquidity contract with the Company in their capacity as holders of shares or stock options of Orange S.A.)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the special Statutory Auditors’ report, delegate to the Board of Directors, for a period of 18 months, the powers to carry out, on one or more occasions, the issuance of the Company’s shares which may be subscribed in cash or by offsetting of debts and decide to cancel the pre-emptive subscription right of shareholders to these shares and to reserve the right to subscribe for the shares to holders of stock options or shares of Orange S.A. that signed a liquidity contract with the Company.

The nominal amount of France Telecom’s capital increase resulting from all issuances carried out pursuant to this delegation shall not exceed 35,000,000 euros, without taking into account the adjustments that may be carried out to protect the interests of persons signing liquidity contracts, in accordance with legal and regulatory provisions as well as with applicable contractual terms. The amount of the capital increases realized pursuant to the present delegation will be charged against the maximum established by the eighteenth resolution submitted to this Shareholders’ Meeting.

The issuance share price carried out pursuant to this delegation will be equal to the average prices recorded for France Telecom shares on the Euronext Paris market over twenty consecutive trading days, chosen from among the last forty-five trading days preceding the decision to issue new shares, after adjustment, if needed, of this average to take into account a difference in the date from which the shares carry the right to dividends.

The Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, will have full authority to implement this delegation and in particular to prepare the list of beneficiaries based on the list of holders of stock options or shares of Orange S.A. that have signed a liquidity contract and to decide on the characteristics, amount and terms and conditions of any issuance, the number of shares to be issued for the benefit of each beneficiary, and the subscription price of the said shares.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on June 9, 2010 in its eleventh resolution is terminated with immediate effect in respect of the unused portion.

Seventeenth resolution

(Delegation of powers to the Board of Directors to proceed with the free issuance of option-based liquidity instruments reserved for those holders of stock options of Orange S.A. that have signed a liquidity contract with the Company)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the special Statutory Auditors’ report, delegate to the Board of Directors, for a period of 18 months, the powers to proceed, on one or more occasions, with the free issuance and allocation of option-based liquidity instruments (instruments de liquidité sur options or “ILO”) comprised of warrants that may be exercised in cash and/or existing shares and/or new shares of the Company and for which the Company’s shares will be paid, if applicable, by offsetting of debts, and decide to cancel the pre-emptive subscription rights of shareholders to these ILOs and to reserve the right of allocation for the holders of stock options of Orange S.A. that have signed a liquidity contract with the Company.

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The nominal amount of France Telecom’s capital increase resulting from all the issues carried out pursuant to this delegation shall not exceed 500,000 euros, without taking into account the adjustments that may be carried out to protect the interests of ILO holders in accordance with the legal and regulatory provisions as well as the applicable contractual terms. The amount of the capital increases realized pursuant to this delegation will be charged against the maximum established by the eighteenth resolution submitted to this Shareholders’ Meeting.

The subscription price of the shares issued upon exercising the ILOs will be equal to the average price fixed for France Telecom shares on the Euronext Paris market over twenty consecutive trading days prior to the date for filing the notification for exercising the ILOs, after adjustment, if needed, of this average to take into account a difference in the date from which they carry the right to dividends.

The Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, will have full power to implement this delegation and in particular to prepare the list of beneficiaries based on the list of holders of stock options to purchase shares of Orange S.A. that have signed a liquidity contract, and to determine the number of ILOs to be issued for the benefit of each beneficiary and to decide on the characteristics, amount and terms and conditions of any ILO issue.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on June 9, 2010 in its twelfth resolution is terminated, with immediate effect, in respect of the unused portion.

Eighteenth resolution

(Overall limit of authorizations)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors, decide to set at 3.5 billion euros the maximum nominal amount of immediate or future increases in the capital of France Telecom which may be carried out under the delegations granted by the tenth to seventeenth resolutions submitted to this Shareholders’ Meeting, it being understood that such maximum nominal amount shall be increased, as applicable, by any other nominal amounts of shares to be issued to preserve, in accordance with the law, the rights of the holders of securities giving access to shares.

Nineteenth resolution

(Delegation of authority to the Board of Directors to issue securities giving access to the allocation of debt securities)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the special Statutory Auditors’ report, delegate to the Board of Directors for a period of 26 months, the authority to decide on the issuance, on one or more occasions, of any type of security (other than shares) giving rights to the allocation of debt securities, such as debt securities, similar securities, fixed or non-fixed term subordinated securities or any other securities granting, in a same issuance, a same right of receivable against the Company.

The nominal amount of all the debt securities issued under this delegation shall not exceed 7 billion euros (or the equivalent on the date of the issuance for issuances denominated in foreign currencies).

The Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, will have all powers to:

•

carry out the said issuances, determining their date, nature, amounts and currency;

•

decide on the characteristics of the securities to be issued and the debt securities to which the securities will grant right of allocation;

•

if appropriate, decide to confer a guarantee or rights of security on the debt securities to be issued, and on the receivables to which the debt securities will give rise, and decide their nature and characteristics;

•

and in general, do whatever is necessary.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on May 26, 2009 in its nineteenth resolution is terminated with immediate effect in respect of the unused portion.

Twentieth resolution

(Delegation of authority to the Board of Directors to increase the Company’s capital by capitalization of reserves, profits or premiums)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors, delegate to the Board of Directors for a period of 26 months, the authority to increase the share capital, on one or more occasions, at the times and under the terms and conditions of its choice, by capitalization of reserves, profits or premiums, followed by the creation and free allocation of shares or by increasing the nominal value of existing shares, or by a combination of these two procedures.

The Board of Directors shall be entitled to decide that the rights constituting fractional shares will not be tradeable or transferable and that the corresponding securities will be sold; the proceeds of the sale will be allocated to the holders of these rights within the timeframe provided for in the regulations.

The nominal amount of an immediate or future capital increase resulting from all issuances carried out pursuant to this delegation shall not exceed 2 billion euros, excluding the nominal value of the shares to be issued, in order to preserve, in accordance with the law, the rights of the holders of securities giving access to shares.

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The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on May 26, 2009 in its twentieth resolution is terminated with immediate effect in respect of the unused portion.

Twenty-first resolution

(Delegation of authority to the Board of Directors to proceed with capital increases reserved for members of savings plans)

The shareholders at the Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the special Statutory Auditors’ report, delegate to the Board of Directors, for a period of 26 months, the authority to decide, on one or more occasions, the issuance of shares or securities which may give access to either existing shares or shares to be issued of the Company, reserved for members of the company savings plans (and/or members of any other plan for which Article L. 3332-18 of the French Labor Code allows a capital increase to be reserved in accordance with like terms) set up within the Company or the France Telecom group.

For purposes of this delegation, the France Telecom Group means the Company and French or foreign companies consolidated in the Company’s financial statements under Articles L. 3344-1 and L. 3344-2 of the French Labor Code.

The nominal amount of an immediate or future capital increase of France Telecom resulting from all issuances carried out pursuant to this delegation is set at 500 million euros, without taking into account the nominal value of the shares to be issued, to preserve, in accordance with the law, the rights of the holders of the securities giving access to the shares.

The subscription price of the new shares shall be equal to the average of the share prices listed during the twenty trading sessions preceding the day of the decision establishing the opening date of the subscriptions, reduced by the maximum discount provided for by law on the day the Board of the Directors makes its decision; it being specified that the Board of Directors can reduce this discount if it so deems appropriate, in particular in the event of an offer to the members of a corporate savings plan on the international market and/or abroad in particular in order to meet the requirements of the applicable local laws.

The Board of Directors may allocate, free of charge, to the aforementioned beneficiaries, in addition to the shares or securities giving access to shares to be subscribed for in cash, shares or securities giving access to existing shares or shares to be issued, of the same type or not as those to be subscribed for in cash, as a replacement for all or part of the above-mentioned discount and/or employer’s contribution, it being understood that the advantage resulting from this allocation cannot exceed the applicable legal or regulatory limits. The nominal amount of any immediate or future capital increase resulting from the allocation of shares or securities giving access to shares to be issued, will be charged against the maximum amount referred to above (500 million euros).

The shareholders at the Annual Shareholders’ Meeting decide to cancel the pre-emptive subscription rights of the shareholders to the securities to be issued pursuant to this delegation in favor of the aforementioned beneficiaries, the said shareholders waiving any right to the securities allocated freely pursuant to this delegation (including to the part of capitalization of reserves, income or premiums due to the allocation of said securities made pursuant to the present delegation).

The Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, shall have full powers for the purpose of implementing this delegation and in particular to:

•

determine the characteristics, amount and terms of each issuance of securities;

•

determine that the issuances may be made directly in favor of the beneficiaries or through the intermediary of employee saving UCITS (OPCVM) (1) or alike bodies;

•

decide the list of companies or groups whose employees and former employees may subscribe for the shares or securities issued;

•

determine the nature and terms and conditions of the capital increase, as well as the terms of issuance;

•

acknowledge the completion of the capital increase;

•

determine, if applicable, the amount of the sums to be capitalized up to the limit set above, the equity capital account(s) from which they are drawn as well as the date from which the shares thus issued carry the right to dividends;

•

if it deems appropriate, charge the costs for the capital increases against the amount of premiums related to these increases and take from this amount the amounts required to bring the statutory reserve account to the tenth of the new share capital after each increase; and

•

take all measures to complete the capital increases, carry out the formalities as a consequence thereof, in particular those relating to listing of the securities issued, and amend the Bylaws in relation to these capital increases, and generally do whatever is necessary.

The delegation granted by the shareholders at the Combined Shareholders’ Meeting held on June 9, 2010 in its fourteenth resolution is terminated, with immediate effect, in respect of the unused portion.

(1)

Organismes de placement collectif en valeurs mobilières.

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Twenty-second resolution

(Authorization to the Board of Directors to reduce the share capital through the cancellation of shares)

The shareholders at the Annual Shareholders’ Meeting, deciding under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the special Statutory Auditors’ report:

•

delegate, for a period of 18 months, to the Board of Directors full powers for the purpose of cancelling, on one or more occasions, up to a maximum of 10% of the Company’s share capital, by periods of 24 months, all or part of France Telecom’s shares acquired as part of the authorized share buyback programs in the ninth resolution submitted to this Shareholders’ Meeting or as part of share buyback programs authorized before or after the date of this Shareholders’ Meeting;

•

decide that the surplus of the purchase price of the shares over their nominal value will be charged to the “Additional paid-in capital” account or to any account of available reserves, including the statutory reserve, within a the limit of 10% of the capital reduction carried out;

•

delegate full powers to the Board of Directors, with the right of delegation in accordance with the law, to carry out the capital reduction resulting from the cancellation of the shares and the aforementioned charging, as well as to amend the Bylaws accordingly;

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on June 9, 2010 in its fifteenth resolution is terminated, with immediate effect, in respect of the unused portion.

Twenty-third resolution

(Powers for formalities)

The shareholders at the Annual Shareholders’ Meeting confer full powers on the holder of an original, a copy or an extract of the minutes of this Annual Shareholders’ Meeting for the purpose of carrying out all legal or administrative formalities and making all filings and public disclosures provided by under current law.

26.2  REPORT OF THE BOARD OF DIRECTORS OF FRANCE TELECOM ON RESOLUTIONS SUBMITTED TO THE ANNUAL SHAREHOLDERS’ MEETING - FINANCIAL YEAR 2010

Presentation of the ordinary resolutions to be submitted to the Annual Shareholders’ Meeting

First and second resolutions

Approval of the annual and consolidated financial statements

Under the terms of the first and second resolutions, it is proposed that the Annual Shareholders’ Meeting approve the annual financial statements of France Telecom as well as the consolidated financial statements of the Group at December 31, 2010.

Third resolution

Allocation of income and approval of dividend amount

It is proposed that the Annual Shareholders’ Meeting note that the distributable income for the financial year ended December 31, 2010 comes to 7,967,182,860.01 euros. This amount corresponds, before the deduction of the interim dividend paid in September 2010, to:

•

the balance of income for the year, after the allocation to the statutory reserve to meet the legal minimum (10% of the share capital, i.e. 1,059,543,442.40 euros), totaling 1,053,696,576.48 euros;

•

plus retained earnings of 6,913,486,283.53 euros.

It is then proposed that the Annual Shareholders’ Meeting decide to distribute to the shareholders a dividend of 1.40 euro per share.

Taking into account the interim dividend of 0.60 euro per share paid in September 2010, the balance to be distributed would be 0.80 euro per share.

The balance of the dividend to be distributed would be paid on June 15, 2011 to shareholders entitled to the dividend, i.e. to those who hold France Telecom shares entitled to a dividend for 2010 on the cut-off date (for France, said date is three business days prior to the date of payment, i.e. June 10, 2011).

Based on the number of shares granting entitlement to a dividend recorded at December 31, 2010, the total amount of the balance of the dividend would be 2,119,083,197.60 euros.

As the number of shares with dividend rights may change up until the payment date, the Annual Shareholders’ Meeting would grant all powers to the Board of Directors to determine the definitive overall amount of the dividend, the balance of the distributable income and, in consequence, the amount to be posted to the “Retained earnings” account.

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Dividends paid with respect to the last three financial years (granting a right to a 40% allowance under the French General Tax Code) were as follows:

Financial year	Number of shares	Dividend per share	Portion of dividend eligible for the 40% allowance
2007	2,604,398,886	€1.30	100%
2008	2,613,555,198	€1.40	100%
2009	2,646,101,556	€1.40	100%

It shall be noted that the Company’s shares held by the Company do not carry rights to a dividend.

Lastly, it is specified for 2010 (as for earlier years) that the Company did not have “extravagant” expenditure or expenses as listed in Article 39-4 of the French General Tax Code.

Fourth resolution

Approval of the agreements referred to in Articles L. 225-38 et seq. of the French Commercial Code

No new “regulated” agreements were entered into in 2010, apart from those with the company Novalis (see below), which were approved by the Annual Shareholders’ Meeting on June 9, 2010.

The agreements (already approved by the Annual Shareholders’ Meeting of France Telecom) that continued during 2010 related to:

•

the recognition of the period of activity corresponding to Mr Didier Lombard’s corporate office upon the re-activation of his employment contract when calculating his pension (Board of Directors meeting of July 26, 2006);

•

the extension of the scope of the France Telecom Group agreements with Novalis relating to health expenses, on the one hand, and death, disability, disablement cover, on the other hand, to the corporate officers (Board of Directors meeting of March 24, 2010).

The agreement between Freeserve and Wanadoo S.A., taken over by France Telecom following the contribution of the latter, was terminated on April 1, 2010 pursuant to the sale of Orange Home UK (ex-Freeserve) to Everything Everywhere, a joint venture controlled by France Telecom and Deutsche Telekom.

A special report by the Statutory Auditors provided to the Annual Shareholders’ Meeting, of which you are asked to take note covers these agreements.

Fifth resolution

Renewal of the appointment of Mr. Bernard Dufau as a director

The Board of Directors proposes the renewal of the appointment as director of Bernard Dufau, which is set to expire following the Annual Shareholders’ Meeting of June 7, 2011. His new term of office would be four years, expiring at the end of the Annual Shareholders’ Meeting that approves the financial statements of the year ending December 31, 2013, i.e. in 2014.

Bernard Dufau (aged 69) joined IBM France as an engineer in 1966, then until 1981, he worked in various marketing and sales management positions in Paris and around France. After working as a consultant for IBM Corporation in the United States from 1981 to 1983, then as Sales Director (1983-1988) and Chief Executive Officer in charge of Operations (1988-1993) for IBM France, in 1994, he became Chief Executive Officer in charge of Retail for IBM Europe. From January 1, 1995 until April 1, 2001, Mr. Dufau was the Chairman and Chief Executive Officer of IBM France. From July 2001 to December 2005, he worked as a corporate strategy consultant. Mr. Dufau is also a director at Dassault Systèmes and Kesa Electricals. Mr. Dufau is a graduate of the Ecole supérieure d’électricité and former Chairman of the Amicale des ingénieurs Supelec (engineers association).

Mr. Bernard Dufau held 6,692 of the Company’s shares on the date this report was drawn up.

Sixth to eighth resolutions

Appointment of directors

The Board of Directors proposes the appointment as directors of the following candidates, in replacement of directors whose terms of office are set to expire at the end of the Annual Shareholders’ Meeting. These appointments would be for four years, expiring at the close of the Annual Shareholders’ Meeting that approves the financial statements of the year ending December 31, 2013, i.e. in 2014.

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Helle Kristoffersen (aged 47) (graduate of Ecole Normale Supérieure and of Ecole Nationale de la Statistique et de l’Administration Economique [ENSAE]), is born in Denmark and lives in Paris since she is eight. She is French and is since January 2011 Deputy Vice-President, Strategy and Business Intelligence, at Total. She previously held, since 1994, various positions within the Alcatel group, now Alcatel Lucent. She was previously, from January 2009 to December 2010, Senior Vice-President, Vertical Markets, and, between 2005 and 2008, Vice-President, Corporate Strategy.

On the date this report was drawn up, Helle Kristoffersen did not hold shares of the Company.

Muriel Pénicaud (aged 56) (graduate of INSEAD), is Vice President Human Resources of Danone, member of the Executive Committee and in charge of societal innovation of the Danone group since 2008. In 2002 she became Executive Vice President of Dassault Systemes, in charge of organization, human resources and sustainable development, before returning to Danone in 2008. She entered in 1985 the Ministry of Labor, Employment and Vocational Training, fulfilling several roles including advisor to the Minister of Labor. She is co-author of the report presented to the French Prime Minister on “well-being and efficiency at work” (2010).

On the date this report was drawn up, Muriel Pénicaud did not hold shares of the Company.

Jean-Michel Severino (aged 54) (graduate of the Ecole Nationale d’Administration, Inspection des Finances), was Chief Executive Offcier of the French Development Agency (Agence Française de Développement) until April 2010 after three consecutive mandates. Since then he has worked on a funds management company specialized in investments in small and medium companies in sub-Sahara Africa that shall be created early May 2011 under the name “Investisseurs et Partenaires”.

On the date this report was drawn up, Jean-Michel Severino did not hold shares of the Company.

The appointments of Ms Kristoffersen and Ms Pénicaud would represent partial compliance with Law no. 2011-103 of January 27, 2011, on balanced gender representation on boards of directors and supervisory boards and professional equality in the workplace. In addition, these candidates fulfil as of today the independence criteria provided for in the Afep-Medef code of corporate governance to which France Télécom refers.

Ninth resolution

Authorization to be granted to the Board of Directors to purchase or transfer France Telecom’s shares

It is proposed to the Annual Shareholders’ Meeting a resolution enabling France Telecom to buy back its own shares, to keep them or to transfer them in accordance with the following conditions:

•

the number of shares bought during the buyback program authorized by your Annual Shareholders’ Meeting may not exceed 10% of the Company’s share capital (outstanding on the day of your Annual Shareholders’ Meeting); it being specified that when the shares are repurchased to encourage the liquidity of the France Telecom stock, the number of shares taken into account in the calculation of the 10% ceiling corresponds to the number of shares purchased after deduction of the number of shares resold;

•

the maximum purchase price should not exceed 40 euros per share. It is specified that said price should be adjusted in the event of transactions in the share capital, in particular, by the capitalization of reserves and/or through a stock split or reverse stock split;

•

the maximum amount of funds for the buyback program would be set at 10,595,434,424 euros;

•

said authorization would be valid for 18 months from the Annual Shareholders’ Meeting;

•

the shares could be acquired or transferred by all means, including through block sales or purchases and by use of derivative securities;

•

at the times that the Board of Directors or the individual acting on delegation from the Board of Directors would determine, except during a public offering involving shares of the Company.

The objectives of said buyback programs are detailed in the ninth resolution.

In particular, the purpose of the buyback program would be (i) to enable the Company to cover its obligations relating to debt securities giving access to share capital or to stock option programs or any other type of share allocation to employees, (ii) to ensure the liquidity of the France Telecom share pursuant to a liquidity contract with a financial services provider (iii) to have shares to deliver in exchange or in payment for external growth transactions and (iv) to reduce the Company’s share capital.

The Board of Directors would inform the shareholders, in its annual report, of share purchases, transfers or cancellations and of the appropriation and, where applicable, re-appropriation of the shares acquired to the various objectives pursued.

The Annual Shareholders’ Meeting would grant full authority to the Board of Directors, with right of delegation, notably in order to implement said authorization and to determine the terms and conditions thereof.

The adoption of this resolution would terminate the authorization granted to buyback shares in the seventh resolution of the Combined Ordinary and Extraordinary Annual Shareholders’ Meeting of June 9, 2010.

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Presentation of resolutions to be submitted to the Annual Extraordinary Shareholders’ Meeting

Financial authorizations

The Annual Shareholders’ Meeting of May 26, 2009 delegated to the Board of Directors authorizations allowing it to choose, at any time, from a large range of securities conferring a right to shares, with or without shareholder pre-emptive subscription rights, the most appropriate financial instrument for the development of the Company, in view of market conditions at the time in question. As said delegations, for the most part, expire on July 25, 2011, their renewal is proposed.

The Annual Shareholders’ Meeting on May 26, 2009 authorized the Board of Directors, for a period of twenty-six months, to issue, with or without shareholder pre-emptive subscription rights, shares and securities giving rights, immediately or in the future, to shares of a nominal maximum amount of 3.5 billion euros.

Said Annual Shareholder’s Meeting also granted the Board of Directors, for the same twenty-six month period, a number of additional delegations that were set out in specific resolutions, one of which related to the increase in capital by capitalization of reserves, profits or premiums, for a nominal amount not exceeding 2 billion euros, independent of the ceiling of the overall authorization.

In addition, the Annual Shareholders’ Meeting of June 9, 2010 authorized the Board of Directors, for an eighteen month period:

(i)

to issue shares reserved for persons that signed a liquidity contract with the Company in their capacity as holders ofshare or stock options of Orange S.A.;

(ii)

to proceed with the free issuance of option-based liquidity instruments reserved for those holders of stock options of Orange S.A. that have signed a liquidity contract;

(iii)

to cancel all or part of the “France Telecom” shares acquired as part of a share buyback program established by your Company and, as a result, reduce the share capital.

As said delegations expire on December 8, 2011, your Board of Directors requests that you end them, with immediate effect on the date of your Shareholders’ Meeting, and that you renew them for the same eighteen-month period.

The Annual Shareholders’ Meeting of June 9, 2010 also authorized your Board of Directors, for a period of eighteen months, to proceed with capital increases reserved for members of savings plans within the France Telecom Group, for a maximum nominal amount set at 500 million euros.

The legal provisions state that a delegation relating to capital increase reserved for employees must necessarily be presented to every Annual Shareholders’ Meeting voting on a financial delegation that may entail a capital increase in cash, which is the case of several resolutions being submitted before you. In consequence, and although said delegation expires on August 8, 2012, it is proposed that the Annual Shareholders’ Meeting end it, with immediate effect, and to renew it for the same period and the same amount.

While proposing you the said delegations, your Board of Directors wishes to clarify, in accordance with current legislation and regulations, the scope of the corresponding resolutions submitted for your approval. Said delegations will allow your Board of Directors to continue to have available the means that allow it to gather, rapidly and flexibly, if necessary through the capital markets, the funding necessary to develop your Company.

In general terms, the delegations will allow your Board of Directors to have available the required powers to ensure their implementation (to record completion, carry out statutory changes or formalities, etc.), with authority to delegate powers to the Chief Executive Officer, in accordance to the law.

Lastly, the summary table enclosed as an appendix shows the transactions carried out during 2010 under current delegations.

Tenth resolution

Delegation of authority to the Board of Directors to issue shares of the Company and securities giving access to shares of the Company or of one of its subsidiaries, with shareholder pre-emptive subscription rights.

The Annual Shareholders’ Meeting is asked, by way of the legal mechanism of delegation of authority, to authorize the Board of Directors, for a period of twenty-six months, to issue, with shareholder pre-emptive subscription rights, (i) shares of the Company, (ii) securities giving access to the Company’s existing shares or shares to be issued or (iii) securities giving access to existing shares or shares to be issued, of a company of which the Company directly or indirectly owns, more than half of the share capital (the “Subsidiary”), with a maximum nominal amount of increased capital of 2 billion euros, it being specified that any issue pursuant to this resolution will be charged against the global limitation of 3.5 billion euros provided for in the eighteenth resolution.

The aggregate nominal amount of all the debt securities issued under this resolution could not exceed 10 billion euros or the equivalent on the date the issue is decided, it being specified that this limitation applies to all debt securities whose issuance would be realized pursuant to the eleventh, twelfth, fourteenth and fifteenth resolutions described below.

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Eleventh and twelfth resolutions

Delegation of authority to the Board of Directors to issue shares of the Company and securities giving access to shares of the Company or of one of its subsidiaries, without shareholder pre-emptive subscription rights in the context of:

•

a public offer (eleventh resolution);

•

an offer to qualified investors or a limited number of investors (Section II of Article L. 411-2 of the Monetary and Financial Code) (twelfth resolution).

Since Ordinance no. 2009-80 of January 22, 2009, on public offering, it is now possible to increase the share capital without shareholder pre-emptive subscription rights through private placements, in other words with qualified investors or a limited number of investors. In this case, the issue price is set according to the same rules as used for public offers.

The proposed drafting for the twelfth resolution takes account of the new rules and the recommendations of the Autorité des Marchés Financiers (the French Financial Markets Authority - AMF), which aim to distinguish, through separate resolutions, issues for the general public and issues for qualified investors.

The Annual Shareholders’ Meeting is requested, by way of the legal mechanism of delegation of authority, to grant the Board of Directors a delegation, for a period of twenty-six months, to decide on the issue, by public offer (eleventh resolution) and/or by offer addressed to qualified investors within the meaning of the French Monetary and Financial Code (twelfth resolution), without shareholder pre-emptive subscription rights, (i) shares of the Company, (ii) securities giving access to the Company’s existing shares or shares to be issued or (iii) securities giving access to existing shares or shares to be issued, of a company of which the Company directly or indirectly owns, more than half of the share capital (the “Subsidiary”), with a maximum nominal amount of increased capital of 1.5 billion euros, it being specified that any issue pursuant to this resolution will be charged against the global limitation of 3.5 billion euros provided for in the eighteenth resolution.

Furthermore, as regards offers to qualified investors (twelfth resolution), the maximum nominal amount of capital increases pursuant to this resolution will be charged against the global limitation of the eleventh resolution (1.5 billion) and, in accordance with the law, may not exceed 20% of the share capital.

Under said delegations, the issue price would at least be equal to the minimum amount provided for under current laws and regulations at the time of using this delegation, after adjustment of said amount, if applicable, to take into account a difference in the date from which the shares carry rights to dividends.

For securities giving access in the future to shares, the issue price would be set by reference to this same amount, after adjustment, if applicable, to take into account a difference in the date from which the shares carry rights to dividends: the issue price of securities shall be such that the amount that the Company receives immediately or in future or, in the case of securities giving access in the shares of a subsidiary, by that subsidiary, for each share issued as a result of the issue of said securities, at least equal to the amount described above after adjustment, if applicable, to take into account a difference in the date from which the shares carry rights to dividends.

Based on these elements, the Board of Directors would set the issue price of the securities issued, and, where applicable, the terms of remuneration of debt securities, in the best interest of the Company and its shareholders, taking into account all the relevant parameters. For this purpose, it shall take into consideration, inter alia, the type of securities issued, stock market trends and trends in the France Telecom's share price, the existence of any preferential right for shareholders, the interest rates applied if the securities issued consist of debt securities, the number of ordinary shares to which said securities give right and, more generally, all characteristics of the securities issued.

Under current regulations, the issue price of new shares capital issued in the context of a public offer without shareholder pre-emptive subscription rights (eleventh resolution) by a company whose shares are listed on a regulated market cannot be lower than the weighted average share price over the three trading sessions preceding the setting of the price, with a possible discount not greater than 5%.

The aggregate nominal amount of the debt securities issued pursuant to the eleventh and twelfth resolutionscould not exceed, and shall be deducted from, the global limitation for debt securities provided for in the tenth resolution.

Lastly, all issues of preferred shares and of securities giving access immediately or in the future to preferred shares would be excluded from the tenth, eleventh and twelfth resolutions.

Thirteenth resolution

Authorization to the Board of Directors to increase the number of issuable securities, in the event of a capital increase with or without pre-emptive subscription rights

The purpose of this resolution is to authorize the Board of Directors, in the event of a capital increase with or without shareholder pre-emptive subscription rights, to increase the number of securities to be issued in the event of surplus requests.

This resolution may be used for each of the issues decided pursuant to the tenth through the twelfth resolutions in order to increase the number of securities to be issued in accordance with the law and subject to compliance with the maximum amount provided for in the resolution pursuant to which the issue is decided.

This resolution would give the Board of Directors the power to carry out additional capital increases under conditions identical to the initial issue. This allows the exercise of over-allocation options that allows an increase in the issue size in the event of surplus requests.

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Under current regulations, (i) the implementation of this delegation should occur no later than thirty days after the closing of the subscription of the initial issue and (ii) the additional capital increase would be limited to 15% of the initial issue and should take place at the same issue price as that applied for the initial issue.

Fourteenth resolution

Delegation of authority to the Board of Directors to issue shares and securities giving access to shares, in the event of a public exchange offer initiated by the Company

The purpose of this resolution is to allow the issue without shareholder pre-emptive subscription rights of shares or securities giving access to shares in order to enable public exchange offers that may be initiated by the Company.

Article L. 225-148 of the French Commercial Code allows the Company to issue shares or securities giving access to shares, either existing or to be issued, as payment for securities tendered in to a public exchange offer initiated by France Telecom in France or elsewhere. This applies to unconditional public exchange offer, any alternative cash or exchange offer, any principal public cash or share exchange offer combined with a secondary cash or exchange offer, or any other form of public exchange offer in accordance with the law applicable to such a public offer. However, the Article L. 225-148 of the French Commercial Code only applies if the target securities are traded on a regulated market of a country which is party to the agreement on the European Economic Area or a member of the OECD – such as France.

This authorizes the exchange of securities without the Company complying with the formal requirements imposed for contributions in kind.

The corresponding capital increase would be carried out without shareholder pre-emptive subscription rights, which they are therefore requested to waive.

For any offer, the Board of Directors would have to determine the nature and characteristics of the shares or securities giving access to shares to be issued; the amount of the capital increase would depend on the result of the offer and the number of securities presented for exchange, taking into account the exchange rate determined and the shares or securities giving access to shares that are issued.

This delegation – for which a specific resolution is required – would be given for an amount of 1.5 billion euros, which would be charged against the global imitation of the eleventh resolution, relating to issues without shareholder pre-emptive subscription rights; it being specified that this global limitation is set without taking into account the nominal value of any shares to be issued, eventually, for adjustments that may be made to protect the holders of rights attached to securities giving access to shares; it would be granted for the same twenty-sixth month period as from the date of the Shareholders’ Meeting.

The terms of the eleventh resolution would apply to issues carried out pursuant to the fourteenth resolution, except for those relating to the issue price of shares and securities giving access to shares, and the priority right of the shareholders.

The aggregate nominal amount of the debt securities issued pursuant to the fourteenth resolution could not exceed, and shall be charged against, the global limitation for debt securities provided for in the tenth resolution.

Fifteenth resolution

Delegation of powers to the Board of Directors to issue shares and securities giving access to shares, in order to compensate contributions in kind granted to the Company and comprised of shares or securities giving access to share capital

The purpose of this resolution is to allow the issue without shareholder pre-emptive subscription rights of shares or securities giving access to shares in order to enable the Company to compensate contributions in kind consisting of shares or securities giving access to share capital.

This authorization, for a period of twenty-six months, would give the Board of Directors the necessary powers to proceed with an issue of shares or securities giving access to shares, either existing or to be issued, within the limit of 10% of the share capital (as it exists on the date of the Shareholders’ Meeting), in order to compensate contributions comprised of shares or securities giving access to share capital, when Article L. 225-148 of the French Commercial Code is not applicable. Based on the share capital at December 31, 2010, the maximum amount would therefore be 1,059,543,442 euros. Issues carried out pursuant to the fifteenth resolution would be charged against the global limitation of the eleventh resolution.

Shareholder pre-emptive subscription rights to shares and securities so issued would be canceled in favor of the owners of shares or securities that are subject of contributions in kind.

The aggregate nominal amount of the debt securities issued pursuant to the fifteenth resolution could not exceed, and shall be charged against, the global imitation for debt securities provided for in the tenth resolution.

This delegation entails the waiver by the shareholders of their pre-emptive subscription rights to subscribe for shares to which the securities that will be issued based on this delegation may give access.

In the event that the fifteenth resolution is implemented, the Board of Directors would decide on the report of the Statutory Auditor(s) for Contributions (commissaire aux apports) and under the same conditions as if the Shareholders’ Meeting had itself decided: the Board of Directors could therefore approve the evaluation of the contributions in kind and the granting of particular advantages and record the capital increase alone; it could also reduce the evaluation of the contributions or the compensation of particular advantages, if the contributors agree thereto.

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Sixteenth resolution

Delegation of powers to the Board of Directors to issue shares reserved for persons that signed a liquidity contract with the Company in their capacity as holders of shares or stock options of Orange S.A.

Under the Simplified Public Offer of Exchange relating to Orange carried out in 2003, the shareholders agreed that a proposal be made to holders of Orange share subscription options and to holders of Orange shares whose shares would be locked-up, to sign a liquidity contract for their Orange shares no longer listed.

On February 28, 2011, there were 16,935,708 Orange options outstanding. The exercise of said options could result in the issuance of a maximum of 7,470,795 France Telecom shares, which represents a potential dilution of 0.28% of the share capital on December 31, 2010, as recorded on January 19, 2011.

One of the possibilities under the liquidity contract is the exchange of Orange shares for shares newly issued by France Telecom, the two others are a payment in cash or the allocation of existing France Telecom shares. In order to be able to carry out this exchange, where applicable, you are requested to renew the delegation granted to the Board of Directors voted each year by your Shareholders’ Meeting since 2005 in order to increase the capital by offsetting receivables. Accordingly, the delegation granted in the eleventh resolution by the Combined Shareholders’ Meeting of June 9, 2010 would thus be terminated for the unused portion with immediate effect.

The issue of France Telecom shares in favor of holders of Orange share subscription option and of holders of Orange shares comes under the power of your Shareholders’ Meeting.

New shares may be subscribed for in cash or by offsetting of debts. In fact, it is stipulated that the beneficiary who has assigned his Orange shares to France Telecom under the liquidity contract would offset the price of his/her subscription to France Telecom shares to be issued with the price of his/her assignment of Orange shares to France Telecom.

For these reasons, we request you:

•

to delegate to the Board of Directors, with the right to sub-delegate under conditions set by law, for an eighteen month period as from the date of your Shareholders’ Meeting, the powers to issue France Telecom shares that could be subscribed for either in cash or by offsetting with liquid, due and payable receivables against the Company;

•

to decide to cancel shareholder pre-emptive subscription rights to the said shares and to reserve the right to subscribe for the shares to holders of stock options or shares of Orange S.A. that signed a liquidity contract with the Company.

The maximum nominal value of capital increases resulting from all issuancescarried out pursuant to this delegation would be set at 500,000 euros, without taking into account the adjustments that may be carried out to protect the interests of a person signing liquidity contracts in accordance with current laws and regulations as well as with the applicable contractual terms. The amount of issues carried out pursuant to this resolution would be charged against the global limitation of 3.5 billion euros provided for in the eighteenth resolution.

The issuance share price carried out pursuant to this delegation would be equal to the average price recorded for France Telecom shares on the Euronext Paris Market over twenty consecutive trading days, chosen from among the last 45 trading days preceding the decision to issue new shares, after adjustment of said price, if need be, to account for the difference in the dates from which the shares carry the right to dividends.

Seventeenth resolution

Delegation of powers to the Board of Directors to proceed with the free issuance of option-based liquidity instruments reserved for those holders of stock options of Orange S.A. that have signed a liquidity contract with the Company

In order to simplify the mechanism for payment of consideration in cash or in France Telecom shares under the implementation of liquidity contracts described in the previous resolution and under resolutions voted annually by your Shareholders’ Meeting since 2005, the free issuance of option-based liquidity instruments (“ILO”), comprised of warrants exercisable in cash and/or in new and/or existing France Telecom shares was authorized to holders of Orange options having signed a liquidity contract. These ILO are securities giving access to capital within the meaning of Article L. 228-91 of the French Commercial Code and which, when they are exercised, grant their holders the right to receive cash and/or existing shares and/or new shares, depending on the consideration taken into account by France Telecom. Accordingly, the delegation granted in its twelfth resolution by the Combined Shareholders’ Meeting of June 9, 2010 would thus be terminated for the unused portion with immediate effect.

You are requested to renew the delegation granted to the Board of Directors so as to continue, where applicable, the implementation of option-based liquidity instruments for holders of Orange share subscription options not eligible for the initial allocation of 2005, as they had not signed a liquidity contract at said date. It is specified that the amounts to be paid or the number of France Telecom shares to be issued on said account shall not differ from those provided for under the existing liquidity contracts, subject to the method of calculating the amount of fractional shares.

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For these reasons, we request you:

•

to delegate to the Board of Directors, with the right to sub-delegate under the conditions set by law, for an eighteen month period as from the date of your Shareholders’ Meeting, the powers to carry out, on one or more occasions, in the proportion and at the times that it may decide, the issue and free allocation of option-based liquidity instruments for which, where applicable, the Company’s shares would be paid up in full by offsetting debts;

•

to decide to cancel shareholder pre-emptive subscription rights to said ILO and to reserve the right to subscribe for the shares to holders of stock options of Orange S.A. that signed a liquidity contract with the Company.

The maximum nominal value of capital increases resulting from all issuances carried out pursuant to this delegation would be set at 500,000 euros, without taking into account the adjustments that may be carried out to protect the interests of a person signing liquidity contracts in accordance with current laws and regulations as well as with the applicable contractual terms. This amount would be charged against the global limitation of 3.5 billion euro provided for in the eighteenth resolution.

The subscription price of the shares issued upon exercising the ILOs will be equal to the average price recorded for France Telecom shares on the Euronext Paris Market over twenty consecutive trading days prior to the date for filing the notification for exercising the ILOs, after adjustment of said price, if need be, to account for the difference in the dates from which the shares carry the right to dividends.

We also ask you to decide that the Board of Directors has all powers to implement this resolution.

Eighteenth resolution

Overall limit of authorizations

The maximum nominal value of immediate and/or future share capital increases that may be carried out pursuant to the tenth to the seventeenth resolutions is set at 3.5 billion euros.

Nineteenth resolution

Delegation of authority to the Board of Directors to issue securities giving access to the allocation of debt securities

This resolution is proposed to the Shareholders’ Meeting under which it would delegate its authority to the Board of Directors to decide on the issuance of any type of security (other than shares) giving rights to the allocation of debt securities such as bonds, similar securities, fixed or non-fixed term subordinated securities, or any other securities granting, in a same issuance, the same right of receivable against the Company.

The nominal amount of all debt securities to be issued immediately or in the future pursuant to this resolution cannot exceed 7 billion euros or the equivalent of this amount in foreign currency or in any monetary unit established by reference to several currencies.

This delegation of powers would be valid for a period of twenty six months.

Twentieth resolution

Delegation of authority to the Board of Directors to increase the Company’s capital by capitalization of reserves, profits or premiums

The purpose of this resolution is to allow the share capital to be increased by capitalization of reserves, profits, or premiums subject to a capital increase maximum nominal amount of 2 billion euros.

Capitalization, which does not necessarily result in the issue of new shares, is subject to a specific provision in Article L. 225-130 of the French Commercial Code. It must be decided by the Shareholders’ Meeting acting under the conditions of quorum and majority for ordinary shareholders’ meetings.

This delegation of authority, which would also be granted for a period of twenty six months, would allow the Board to decide a capital increase, in one or more transactions, for up to a maximum nominal amount of 2 billion euros, it being specified that this global limitation is set (i) without taking account of nominal value of any shares to be issued, eventually, for adjustments that may be made to protect the holders of securities giving access to ordinary shares and (ii) independently of the capital increase maximum amounts resulting from the issue of shares or securities authorized under the tenth to seventeenth resolutions.

Twenty-first resolution

Delegation of authority to the Board of Directors to proceed with capital increases reserved for members of savings plans

The purpose of this resolution is to allow a capital increase for members of the France Telecom Group corporate savings plans, by the issuance of shares to be subscribed in cash and, where relevant, by free allocation of shares or other securities giving access to capital, held in portfolio or newly issued.

The nominal amount of an immediate or future France Telecom capital increase resulting from all issues carried out pursuant to this delegation would be set at 500,000,000 euros, without taking account of the nominal value of the shares to be issued, in order to preserve, in accordance with the law, the rights of holders of securities giving access to shares.

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The subscription price of the new shares would be equal to the average price of the share recorded during the twenty trading days preceding the day of the decision establishing the opening date of the subscriptions, reduced by the maximum discount provided for by law on the day the Board of the Directors makes its decision; it being specified that the Board of Directors could reduce this discount if it so deems appropriate, particularly in the event of an offer to the members of a corporate savings plan of securities in the international market and/or abroad notably in order to meet the requirements of applicable local laws.

Said delegation would be granted for a twenty-six month period.

On December 31, 2010, the Company’s employees represented 3.98% of the capital via the Group savings plan (Plan d’épargne groupe).

In accordance with the Autorité des Marchés Financiers’ (AMF) recommendations, it is specified that said delegation for the same purpose adopted by the Annual Shareholders’ Meeting of June 9, 2010 was not used.

The tables below summarize the maximum amounts of all financial authorizations above, as well as those voted on during the Annual Shareholders’ Meetings of May 26, 2009 and June 10, 2010, which are still in force:

Maximum amounts (in euros)	1° - Delegations granted to the Board of Directors voted on at the Annual Shareholders’ Meeting of May 26, 2009
	Issuance of shares and securities (1)			Issuance of shares under a liquidity contract (CDL) See table 2 below	Issuance of option- based liquidity instruments (ILO) See table 2 below	Issuance of securities that grant entitlement to the allocation of debt securities 19th resolution	Capital increase by capitalization of reserves, profits or premiums 20th resolution	Free allocation of shares 21st resolution	Capital increase reserved for members of the Group savings plans See table 2 below
	Without cancellation of the shareholder pre-emptive subscription rights 11th resolution	With cancellation of the shareholder pre-emptive subscription rights
		12th and 14th (2) resolutions	15th resolution (2)
Maximum nominal amount of the capital increase	2 billion	1.5 billion	1,045,996,494 (10% of capital)				2 billion	104,599,649 (1% of capital)
Overall limitation 18th resolution	3.5 billion
Overall nominal amount of all debt securities that may be issued	10 billion					7 billion

(1)  The 13th resolution provides for the possibility of increasing the number of securities to be issued in the event of a capital increase, with or without cancellation of the Preferential Subscription Right (11th and 12th resolutions), for up to a maximum of 15%.

(2)  In the event of use, the total nominal amount of the capital increase would be charged against the maximum amount of 1.5 billion of the 12th resolution.

Maximum amounts (in euros)	2° - Delegations granted to the Board of Directors voted by the Annual Shareholders’ Meeting of June 9, 2010
	Issuance of shares under a CDL 11th resolution	Issuance of option – based liquidity instruments (ILO) 12th resolution	Allocation of share subscription and/or purchase options 13th resolution	Capital increase reserved for members of the Group savings plans 14th resolution
Maximum nominal amount of the capital increase	70 million	1 million	105,948,390 (1% of capital)	500 million
Maximum amount Annual Shareholders’ Meeting of May 26, 2009	3.5 billion		-	-

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Maximum amounts (in euros)	3° - Delegations granted to the Board of Directors voted by the Annual Shareholders’ Meeting of June 7, 2011
	Issue of shares and securities (1)			Issuance of shares under a CDL 16th resolution	Issuance of option-based liquidity instruments (ILO) 17th resolution	Issuance of securities that grant entitlement to the allocation of debt securities 19th resolution	Capital increase by capitalization of reserves, profits or premiums 20th resolution	Capital increase reserved for members of the group savings plans 21st resolution
	Without cancellation of the shareholder pre-emptive subscription rights 10th resolution	With cancellation of the shareholder pre-emptive subscription rights
		11th, 12th (2) and 14th (2) resolutions	15th resolution (2)
Maximum nominal amount of the capital increase	2 billion	1.5 billion	1,059,543,442 (10% of capital)	35 million	500,000	-	2 billion	500 million
Overall limitation 18th resolution	3.5 billion					-	-	-
Overall nominal amount of all debt securities that may be issued	10 billion			-	-	7 billion	-	-

(1)  The 13th resolution provides for the possibility of increasing the number of securities to be issued in the event of a capital increase, with or without cancellation of the Preferential Subscription Right (10th, 11th, and 12th resolutions), up to a maximum of 15%.

(2)  In the event of use, the total nominal amount of the capital increase would be charged against the maximum amount of 1.5 billion of the 11th resolution.

Twenty-second resolution

Authorization to the Board of Directors to reduce the share capital through the cancellation of shares

In connection with the ninth resolution submitted for approval at the Ordinary Shareholders’ Meeting, the twenty-second resolution proposes to authorize the Board of Directors over an eighteen month period, as from the date of your Annual Shareholders’ Meeting, to cancel all or part of the France Telecom shares acquired under the buyback program authorized by the vote of the ninth resolution submitted at your Shareholders’ Meeting, and under buyback programs before or after your Shareholders’ Meeting, and consequently, to reduce capital.

In accordance with law, the shares may be cancelled only within the limit of 10% of the Company’s share capital per twenty-four month period.

Twenty-third resolution

Powers for formalities

It is proposed that the Annual Shareholders’ Meeting grant all powers to a holder of an original, a copy, or an extract of the minutes of the Shareholders’ Meeting in view of carrying out all legal or administrative formalities and for carrying out all filings and public disclosures provided for under current law.

Additional reports in the event delegations are used

Applicable rules

If the Board of Directors used the delegations that your Annual Shareholders’ Meeting granted it, it would draw up, where applicable, an additional report or, if such additional report were not required, would inform you thereof in its annual report, as provided for under current laws and regulations, when the delegation is used.

Moreover, upon issuances made under said delegations, the Statutory Auditors shall draw up a report for the Board of Directors as provided for under current laws and regulations when the delegation is used.

Current use

The table attached to this report includes the use made by the Board of Directors of delegations granted for capital increases, but also the use made of authorizations for the free allocation of existing shares or Company share purchase and/or subscription options to employees and corporate officers during the 2010 financial year.

If the Board of Directors’ proposals meet your approval, we request that you approve them by voting on the resolutions submitted to you, following review of the reports drawn up by the Statutory Auditors in accordance with the applicable laws and regulations.

The Board of Directors

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Appendix

Summary table of delegations and authorizations granted to the Board of Directors at the Annual Shareholders’ Meeting - Financial year 2010

Apart from the own shares buyback program specifically referred to in the Registration Document that constitutes a management report, in accordance with Article L. 225-211 paragraph 2, of the French Commercial Code, the table below reports for the 2010 financial year all currently valid authorizations granted to the Board of Directors by the Annual Shareholders’ Meeting, including delegations granted for capital increases required under Article L. 225-100 of the French Commercial Code.

Delegations granted at the Annual Shareholders’ Meeting	Date of the Annual Share- holders’ Meeting having granted the delegation	Term of the delegation and expiration date	Total amount of the delegation (in euros)	Use made of the delegation during the year	Balance (in euros)

Financial authorizations subject to the overall limitation of 3.5 billion euros (maximum nominal value of immediate and/or future capital increases that may be made under said delegations, set by the eighteenth resolution of the Annual Shareholders’ Meeting of May 26, 2009)

Delegation of powers to the Board of Directors to issue shares reserved for persons that signed a liquidity contract with the Company in their capacity as holders of shares or stock options of Orange S.A. (11th resolution)	June 9, 2010	18 months December 8, 2011	70,000,000	57,682 France Telecom shares were issued throughout the financial year resulting in a capital increase of 230,728 euros	69,769,272

Note:   34,421 shares were issued from January 1, to June 9, 2010 based on the previous authorization granted at the Annual Shareholders’ Meeting of May 26, 2009.

The balance mentioned relates to the authorization in progress and takes into account 57,682 shares issued from June 10 to December 31, 2010.

The 92,103 France Telecom shares thus issued were issued following the exercise of the option-based liquidity instruments allocated in August, 2005 based on the 32nd resolution voted by the Annual Shareholders’ Meeting of April 22, 2005. Considering the number of option-based liquidity instruments (ILO) outstanding on December 31, 2010, 16,099,880 shares with a nominal value of 4 euros could still be issued.

Delegation of powers to the Board of Directors to proceed with the free issuance of option-based liquidity instruments reserved for those holders of stock options of Orange S.A. that have signed a liquidity contract with the Company. (12th resolution)	June 9, 2010	18 months December 8, 2011	1,000,000	-	1,000,000
Delegation of authority to the Board of Directors to issue shares of the Company and securities giving access to shares of France Telecom or of one of its subsidiaries, with shareholder pre-emptive subscription rights. (11th resolution)	May 26, 2009	26 months July 25, 2011	2 billion	-	2 billion
Delegation of authority to the Board of Directors to issue shares of the Company and securities giving access to shares of France Telecom or of one of its subsidiaries, without shareholder pre-emptive subscription rights. (12th resolution)	May 26, 2009	26 months July 25, 2011	1.5 billion	-	1.5 billion

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Delegations granted at the Annual Shareholders’ Meeting	Date of the Annual Share- holders’ Meeting having granted the delegation	Term of the delegation and expiration date	Total amount of the delegation (in euros)	Use made of the delegation during the year	Balance (in euros)
Authorization to the Board of Directors to increase the number of issuable securities, in the event of a capital increase with or without pre-emptive subscription rights. (13th resolution)	May 26, 2009	26 months July 25, 2011	15 % of the initial issuance	-	15 % of the initial issuance
Delegation of authority to the Board of Directors to issue shares of the Company and securities giving access to shares of the Company, in the event of a public exchange offer initiated by France Telecom. (14th resolution)	May 26, 2009	26 months July 25, 2011	1.5 billion	-	1.5 billion
Delegation of powers to the Board of Directors to issue shares and securities giving access to shares of the Company, in order to compensate contributions in kind granted to France Telecom and comprised of shares or securities giving access to share capital. (15th resolution)	May 26, 2009	26 months July 25, 2011	10% of capital on the date of the Annual Shareholders’ Meeting, i.e. 1,045, 996,494	-	1,045,996,494
Note: Resolutions Numbers 14 and 15 shall be offset against the maximum amount of 1.5 billion established by the 12th resolution.
Other financial authorizations
Authorization granted to the Board of Directors to allocate subscription and/or purchase options to ordinary shares of the Company to employees and corporate officers. (13th resolution)	June 9, 2010	38 months August 8, 2013	1% of the capital on June 9, 2010, i.e. 105,948,390.96 euros		1% of the capital on June 9, 2010, i.e. 105,948,390.96 euros

Note:   Neither the authorization granted on June 9, 2010 nor the one previously in force (at the end of the 20th resolution of the Annual Shareholders’ Meeting on May 21, 2007) were used. At the end of the previous plans still in force, 20,472,734 France Telecom shares remained that could potentially be issued.

Delegation of authority to the Board of Directors to proceed with capital increases reserved for members of the France Telecom group savings plans. (14th resolution)	June 9, 2010	26 months August 8, 2012	500 million	-	500 million

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Delegations granted at the Annual Shareholders’ Meeting	Date of the Annual Share- holders’ Meeting having granted the delegation	Term of the delegation and expiration date	Total amount of the delegation (in euros)	Use made of the delegation during the year	Balance (in euros)
Delegation of authority to the Board of Directors to issue any type of security giving rights to the allocation of debt securities (19th resolution)	May 26, 2009	26 months July 25, 2011	7 billion	-	7 billion
Delegation of authority to the Board of Directors to increase the Company’s capital by capitalization of reserves, profits, or premiums. (20th resolution)	May 26, 2009	26 months July 25, 2011	2 billion	-	2 billion
Delegation granted to the Board of Directors to make a free allocation of the Company’s existing shares. (21st resolution)	May 26, 2009	38 months July 25, 2012	1% of the capital on the date of the Annual Shareholders’ Meeting, i.e. 104,599,649 euros		104,599,649

Note:   Pursuant to the 12th resolution voted on at the Annual Shareholders’ Meeting of April 21, 2006, 10,777,722 shares were allocated on April 25, 2007 and 1,808,000 shares were allocated on December 4, 2007, a total of 12,585,722 shares representing 0.48% of the capital on April 21, 2006.

Authorization granted to the Board of Directors to reduce the share capital through the cancellation of shares. (23rd resolution)	May 26, 2009	18 months November 25, 2010	10% of the capital per 24 month period, i.e. 1,045,996,494 euros	-	1,045,996,494

Authorization granted to the Board of Directors to record the capital increases made due to the exercise of Wanadoo share subscription options following the takeover of Wanadoo’s commitments with regard to option holders.

(2nd resolution)

	September 1, 2004	Term of validity of option plans	Amount of option plans within the limit of 48,000,000 euros	56,729 France Telecom shares were issued following the exercise of options during the year resulting in a capital increase of 226,916 euros	On December 31, 2010, 3,750,149 options remained exercisable granting entitlement to the same number of France Telecom shares with a nominal value of 4 euros

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26.3   STATUTORY AUDITORS’ REPORTS

Shareholders’ meeting to approve annual accounts for the year ended December 31, 2010

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users.

This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

Statutory auditors’ report on regulated agreements and commitments with third parties

To the Shareholders,

In our capacity as statutory auditors of your company, we hereby report on certain regulated agreements and commitments with third parties.

We are required to inform you, on the basis of the information provided to us, of the terms and conditions of those agreements and commitments indicated to us, or we would have identified in the performance of our engagement. We are not required to comment as to whether they are beneficial or appropriate or to ascertain the existence of any such agreements and commitments. It is your responsibility, in accordance with article R. 225-31 of the French commercial code (Code de commerce), to evaluate the benefits resulting from these agreements and commitments prior to their approval.

Moreover, we are required, where applicable, to inform you in accordance with article R. 225-31 of the French commercial code (Code de commerce) concerning the implementation of the agreements and commitments which were already approved by the shareholders’ meeting.

We performed those procedures which we considered necessary to comply with professional guidance issued by the national auditing body (Compagnie nationale des commissaires aux comptes) relating to this type of engagement. These procedures consisted in verifying that the information provided to us is consistent with the documentation from which it has been extracted.

Agreements and commitments subject to the approval of the shareholders’ meeting

Agreements and commitments authorized in the course of the year

We hereby inform you that we have not been advised of any agreements or commitments authorized in the course of the year subject to the approval of the shareholders’ meeting in accordance with article L. 225-38 of the French commercial code (Code de commerce).

Agreements and commitments already approved by the shareholders’ meeting

Agreements and commitments approved during previous years and having continuing effect during the year

In accordance with article R. 225-30 of the French Commercial code (Code de commerce), we have been advised that the implementation of the following agreements and commitments, already approved by the annual shareholders’ meeting during previous years, continued during the year.

•

With Mr. Didier Lombard

Nature and purpose

This agreement concluded between your company and Mr. Didier Lombard plans the consideration in the calculation of its supplementary “non-standard” retirement pension of the period of activity corresponding to its social mandate of office during the reactivation of its contract of employment, suspended from the date of its appointment as Chairman and Chief Executive Officer.

This agreement was authorized by the board of directors of July 26, 2006.

•

With Wanadoo S.A. and Freeserve.com

As a result of the absorption of its subsidiary Wanadoo S.A., your company has assumed and agreed to honor the terms and conditions of the following regulated agreement entered into by Wanadoo S.A.:

Under the terms of this agreement, Wanadoo S.A. acts as guarantor for Freeserve.com, and provides a surety to the Royal Bank of Scotland, in respect of a lease agreement for premises located in Leeds, UK. The commitment has been agreed to for the term of the lease, without remuneration, i.e., fifteen years until June 2017. This agreement ended on April 1, 2010, because of the transfer of Orange Home UK (ex-Freeserve) to Everything Everywhere, jointly controlled by the groups France Telecom and Deutsche Telekom.

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Agreements and commitments approved during the year

Furthermore, we have been advised of the implementation during the year of the following agreements and commitments which were approved in the annual shareholders’ meeting of June 9, 2010 based on the statutory auditors’ report of March 25, 2010.

•

With Novalis

Nature and purpose

Two amendments to the current contracts with Novalis, which consist in extending the health, death and disability insurance benefits coverage that applies to all Company employees under the agreement with Novalis, to all senior corporate officers of the Company, were concluded on January 11, 2010.

Neuilly-sur-Seine and Paris-La Défense,

February 24, 2011

The Statutory auditors

French original signed by

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

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Combined Shareholders’ Meeting of June 7, 2011

(Tenth, eleventh, twelfth, fourteenth and fifteenth resolutions)

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users.

This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

Statutory auditors’ report on the issue of shares and securities, with or without shareholder pre-emptive subscription rights

To the Shareholders,

In our capacity as statutory auditors of your Company and in compliance with articles L. 225-135, L. 225-136 and L. 228-92 of the French commercial code (Code de commerce), we hereby report on the proposed authorizations allowing your board of directors to decide on whether to proceed with the issues of shares and/or securities, operations upon which you are called to vote.

Your Board of Directors proposes, on the basis of its report, that:

•

it be authorized for a period of 26 months to decide on whether to proceed with the following operations and to determine the final conditions of these issues and proposes, if applicable, to cancel your shareholder pre-emptive subscription rights:

•

 issuances of (i) ordinary shares of the Company, (ii) securities giving access to existing shares or to shares to be issued of the Company, and (iii) in accordance with article L. 228-93 of the French commercial code, securities conferring entitlement to existing shares or shares to be issued by a company in which France Telecom owns directly or indirectly more than half of its capital (a “Subsidiary”), with retention of shareholder pre-emptive subscription rights (10th resolution),

•

issuances by public offering of (i) ordinary shares of the Company, (ii) securities giving access to existing shares or to shares to be issued of the Company, and (iii) in accordance with article L. 228-93 of the French Commercial Code, securities conferring entitlement to existing shares or shares to be issued by a company in which France Telecom owns directly or indirectly more than half of its capital (a “Subsidiary”), with waiver of shareholder pre-emptive subscription rights (11th resolution),

•

issuances of (i) ordinary shares of the Company, (ii) securities giving access to existing shares or to shares to be issued of the Company, and (iii) in accordance with article L. 228-93 of the French Commercial Code, securities conferring entitlement to existing shares or shares to be issued by a company in which France Telecom owns directly or indirectly more than half of its capital (a “Subsidiary”) with waiver of shareholder pre-emptive subscription rights through offerings in accordance with II of article L. 411-2 of the French monetary and financial code (Code monétaire et financier) for an amount that does not exceed 20% of the share capital per year (12th resolution),

•

issuances of ordinary shares of the Company or securities conferring entitlement to existing shares or shares to be issued of the Company, in consideration for securities contributed as part of a public exchange offering initiated by the Company on securities of a company whose shares are listed on a regulated market mentioned in article L. 225-148 of the French Commercial Code (14th resolution)

•

it be authorized for a period of 26 months to determine the terms and conditions of the issue of ordinary shares and securities giving access to ordinary shares, in order to pay for the contributions in kind (article L. 225-147) made to the company and consisting of equity securities or securities giving access to the capital of the company (15th resolution), within the limit of 10% of share capital.

The maximum nominal capital increases of France Telecom, immediately or in the future, cannot exceed €2 billion pursuant to the 10th resolution and € 1,5 billion pursuant to the 11th, 12th, 14th and 15th resolutions, and in any event must remain within the overall maximum authorization of € 3,5 billion set forth in the 18th resolution pursuant to the 10th to 17th resolutions. The overall nominal amount of debt securities whose issuance could be completed pursuant to the 11th, 12th, 14th and 15th resolutions cannot exceed € 10 billion.

These ceilings take into account the additional number of securities made available through the authorisations presented in Resolutions 10th, 11th and 12th, in accordance with article L. 225-135-1 of the French Commercial Code (code de commerce), if you adopt the 13th resolution.

It is the responsibility of the Board of Directors to prepare a report in accordance with articles R. 225 113, R. 225-114 and R. 225-117 of the French Commercial Code. Our role is to express an opinion on the fair presentation of the quantified information extracted from the accounts, regarding the proposed waiver of your shareholder pre-emptive subscription rights, and on certain other information concerning these transactions contained in this report.

We performed the procedures that we considered necessary in accordance with the professional guidance issued by the French national auditing body (Compagnie Nationale des Commissaires aux Comptes) applicable to this engagement. Those standards require that we plan and perform procedures to verify the contents of the Board of Director’s report in respect of these transactions and the terms and conditions applied when determining the price of equity securities to be issued.

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Subject to a subsequent examination of the terms and the conditions of proposed issuances, we have no matters to report regarding the terms and conditions to be applied when determining the price of equity securities to be issued as described in the Board of Directors’ report, pursuant to the 11th and 12th resolutions.

Furthermore, we cannot express an opinion on the terms and conditions for determining the price of equity securities to be issued pursuant to the 10th, 14th and 15th resolutions, which are not contained in the Board of Director’s report.

As the issue price of capital securities has not yet been determined, we cannot express an opinion on the final terms and conditions under which the issuance would be carried out, and as such, on the proposed waiver of your shareholder pre-emptive subscription rights as indicated in the 11th, 12th, 14th and 15th resolutions.

In accordance with article R. 225-116 of the French Commercial Code, we will issue an additional report, if necessary, when these powers are exercised by your Board of Directors in the event of issuances of ordinary shares without shareholder pre-emptive subscription rights, or issuances of securities conferring entitlement to the share capital.

Neuilly-sur-Seine and Paris-La Défense,

March 24, 2011

The Statutory auditors

French original signed by

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

2010 REGISTRATION DOCUMENT / FRANCE TELECOM 593

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Combined Shareholders’ Meeting of June 7th, 2011

(Sixteenth resolution)

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users.

This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

Statutory auditors’ report on the increase in capital with cancellation of shareholders pre-emptive  subscription rights, reserved for persons signing a liquidity contract with your Company in their capacity as holders of shares or stock options of Orange S.A.

To the Shareholders,

In our capacity as statutory auditors of your Company and in compliance with articles L. 225-135 etc. of the French commercial code (Code de commerce), we hereby report on the proposed issuance of shares with cancellation of shareholders pre-emptive subscription rights, to be subscribed either in cash or by offsetting of debts, reserved for persons signing a liquidity contract with your Company in their capacity as holders of shares or stock options of Orange S.A, an operation upon which you are called to vote.

The maximum nominal amount of the capital increase resulting from all issuances carried out pursuant to this delegation is set at €35 million; this amount will be charged against the maximum amount as set by the eighteenth resolution.

Your Board of Directors proposes that, on the basis of its report, it be authorised for a period of eighteen months to determine the conditions of this operation and proposes to cancel your shareholders pre-emptive  subscription rights.

It is the responsibility of the Board of Directors to prepare a report in accordance with articles R. 225-113 and R. 225-114 of the French commercial code (Code de commerce). Our role is to report on the fairness of the financial information taken from the accounts, on the proposed cancellation of shareholders pre-emptive subscription rights and on other information relating to the share issue provided in the report.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted in verifying the information provided in the Board of Directors’ report relating to this operation and the methods used to determine the issue price.

Subject to a subsequent examination of the conditions for the proposed increase in capital, we have no matters to report as to the methods used to determine the issue price provided in the Board of Directors’ report.

As the issue price has not yet been determined, we cannot report on the final conditions for the increase in capital, and, consequently, on the proposed cancellation of shareholders pre-emptive  subscription rights.

In accordance with article R. 225-116 of the French commercial code (Code de commerce), we will issue a supplementary report when the increase in capital has been performed by your Board of Directors.

Neuilly-sur-Seine and Paris-La Défense,

March 24, 2011

The Statutory auditors

French original signed by

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

2010 REGISTRATION DOCUMENT / FRANCE TELECOM 594

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Combined Shareholders’ Meeting of June 7, 2011

(Seventeenth resolution)

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users.

This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

Statutory auditors’ report on the free issuance of option-based liquidity instruments, with cancellation of shareholders pre-emptive subscription rights, reserved for those holders of stock options of Orange S.A. who have signed a liquidity contract with your Company

To the Shareholders,

In our capacity as statutory auditors of your Company and in compliance with articles L. 225-135, L. 225-138 and L. 228-92 of the French commercial code (Code de commerce), we hereby report on the proposed free issuance of option-based liquidity instruments (“instruments de liquidité sur options – ILO”), with cancellation of shareholders pre-emptive subscription rights, reserved for those holders of stock options of Orange S.A. who have signed a liquidity contract with your Company, an operation upon which you are called to vote.

The option-based liquidity instruments issued will be comprised of warrants that may be exercised in cash and/or new shares and/or existing shares of the Company and for which the Company’s shares shall be fully paid-up, if need be, by offsetting of debts.

The maximum nominal amount of the capital increase resulting from all the issues that can be carried out pursuant to this delegation is set at €500.000. This amount will be charged against the maximum amount as set by the eighteenth resolution

Your Board of Directors proposes that, on the basis of its report, it be authorized for a period of eighteen months to determine the conditions of this operation and proposes to cancel your shareholders pre-emptive subscription rights.

It is the responsibility of the Board of Directors to prepare a report in accordance with articles R. 225-113, R. 225-114 and R. 225-117 of the French commercial code (Code de commerce). Our role is to report on the fairness of the financial information taken from the accounts, on the proposed cancellation of shareholders pre-emptive  subscription rights and on other information relating to the issue provided in the report.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted in verifying the information provided in the Board of Directors’ report relating to this operation and the methods used to determine the issue price of the capital securities.

Subject to a subsequent examination of the conditions for the proposed issue, we have no matters to report as to the methods used to determine the issue price of the capital securities provided in the Board of Directors’ report.

As the issue price of the capital securities has not yet been determined, we cannot report on the final conditions for the issue, and, consequently, on the proposed cancellation of shareholders pre-emptive subscription rights.

In accordance with article R. 225-116 of the French commercial code (Code de commerce), we will issue a supplementary report when the issue has been performed by your Board of Directors.

Neuilly-sur-Seine and Paris-La Défense,

March 24, 2011

The Statutory auditors

French original signed by

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

2010 REGISTRATION DOCUMENT / FRANCE TELECOM 595

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Combined Shareholders’ Meeting of June 7, 2011

(Nineteenth resolution)

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users.

This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

Statutory Auditors’ report on the issuance of securities giving access to the allocation of debt securities

To the Shareholders,

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

As statutory auditors of your Company and pursuant to the engagement set forth in the French Commercial Code (Code de commerce), and, in particular, Article L. 228-92, we hereby report to you on the proposed delegation to the Board of Directors of the powers to decide on the issuance of marketable securities giving access to the allocation of debt securities, for a maximum amount of €7 billion, a transaction which is subject to adoption by the shareholders.

Based on its report, your Board of Directors proposes that shareholders delegate to it for a period of 26 months from the date of the Annual Shareholders’ Meeting, the powers to decide on this transaction and, when necessary, to decide on the final terms and conditions of the issuance.

It is the responsibility of the Board of Directors to prepare a report in accordance with Articles R. 225 113, R. 225-114 and R. 225-117 of the French Commercial Code. Our role is to express an opinion on the fair presentation of the quantified information extracted from the accounts, and on certain other information concerning the issuance, contained in this report.

We conducted our work in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des Commissaires aux comptes) relating to this type of engagement. Those standards require that we plan and perform procedures to verify the contents of the Board of Director’s report in respect of this transaction.

Since the characteristics, terms and conditions of this issuance have not been set, we cannot express an opinion on the final terms and conditions under which the issuance would be carried out.

In accordance with Article R. 225-116 of the French Commercial Code, we will prepare an additional report, when necessary, when these powers are exercised by your Board of Directors.

Neuilly-sur-Seine and Paris-La Défense,

March 24, 2011

The Statutory auditors

French original signed by

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

2010 REGISTRATION DOCUMENT / FRANCE TELECOM 596

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Combined Shareholders’ Meeting of June 7, 2011

(Twenty-first resolution)

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users.

This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

Statutory auditors’ report on the issue of shares, with cancellation of shareholders pre-emptive subscription rights, reserved for members of the France Telecom Group savings plan

To the Shareholders,

In our capacity as statutory auditors of your Company and in compliance with articles L. 225-135, L. 225-138 and L. 228-92 of the French commercial code (Code de commerce), we hereby report on the proposal to authorize your Board of Directors to decide whether to proceed with the issuance of shares or securities giving access to the Company’s shares existing or to be issued, with cancellation of your shareholders pre-emptive subscription rights, for a maximum amount of €500 million, reserved for employees and former employees who are members of the France Telecom group corporate savings plan, made by the company and French or foreign companies, within the scope of consolidation under articles L. 3344-1 and L. 3344-2 of the French Labor Code (Code du travail), including through the free allocation of shares or securities giving access to the Company’s shares existing or to be issued, an operation upon which you are called to vote.

This issue is submitted for your approval in accordance with articles L. 225-129-6 of the French commercial code (Code de commerce) and L. 3332-18 etc. of the French Labor Code (Code du travail).

Your Board of Directors proposes that, on the basis of its report, it be authorized for a period of twenty-six months to decide on whether to proceed with one or several issues and proposes to cancel your shareholders pre-emptive subscription rights. If applicable, it shall determine the final conditions of this operation.

It is the responsibility of the Board of Directors to prepare a report in accordance with articles R. 225-113, R. 225-114 and R. 225-117 of the French commercial code (Code de commerce). Our role is to report on the fairness of the financial information taken from the accounts, on the proposed cancellation of shareholders pre-emptive subscription rights and on other information relating to the issue provided in the report.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted in verifying the information provided in the Board of Directors’ report relating to this operation and the methods used to determine the issue price of the capital securities.

Subject to a subsequent examination of the conditions for the issue that would be decided, we have no matters to report as to the methods used to determine the issue price of the capital securities provided in the Board of Directors’ report.

As the issue price of the capital securities has not yet been determined, we cannot report on the final conditions in which the issue would be performed and, consequently, on the proposed cancellation of shareholders pre-emptive subscription rights.

In accordance with article R. 225-116 of the French commercial code (Code de commerce), we will issue a supplementary report, if necessary, when your Board of Directors has exercised this authorisation.

Neuilly-sur-Seine and Paris-La Défense,

March 24, 2011

The Statutory auditors

French original signed by

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

2010 REGISTRATION DOCUMENT / FRANCE TELECOM 597

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Combined Shareholders’ Meeting of June 7, 2011

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users.

This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

Statutory auditors’ Report on the Reduction in Capital

To the Shareholders,

In our capacity as statutory auditors of your company and in compliance with article L. 225-209 of the French commercial code (Code de commerce) in respect of a reduction in capital by cancellation of repurchased shares, we hereby report on our assessment of the terms and conditions of the proposed reduction in capital.

Your board of directors requests that it be empowered for a period of eighteen months starting on the date of the present shareholders’ meeting to proceed with the cancellation of own shares the company was authorized to repurchase, representing an amount not exceeding 10% of its total share capital, by periods of twenty-four months, in compliance with the article mentioned above.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) for this type of engagement. These standards require that we perform the necessary procedures to examine whether the terms and conditions for the proposed reduction in capital, which should not infringe shareholders equality, are fair.

We have no matters to report on the terms and conditions of the proposed reduction in capital.

Neuilly-sur-Seine and Paris-La Défense,

March 24, 2011

The Statutory auditors

French original signed by

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

2010 REGISTRATION DOCUMENT / FRANCE TELECOM 598

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Year ended December 31, 2010

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users.

This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

Report of the statutory auditors on the total amount of remuneration paid to the highest paid employees

Based on our audit of the financial statements for the year ended December 31, 2010, we confirm that the total amount of remuneration paid to the highest paid employees, determined by the Company and set out in the accompanying statement as € 9,296,644, is exact and corresponds to the amounts recorded in the Company’s books accordingly.

Neuilly-sur-Seine and Paris-La Défense,

March 21, 2011

The Statutory auditors

French original signed by

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

Statement of the total amount of remuneration paid to the highest paid employees

The total amount of salaries, other benefits, fees and benefits in kind, paid to the ten highest paid employees during the finacial year ended December 31, 2010, is 9 296 644 euros (nine million two hundred ninety-six thousand six hundred forty four euros)

Signed in Paris on March 21, 2011

Chairman of the Board of Directors»

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Appendices

TECHNICAL GLOSSARY

602

FINANCIAL GLOSSARY

608

ANNUAL DOCUMENT PREPARED PURSUANT TO ARTICLE 222-7 OF THE GENERAL REGULATION OF THE AMF

610

CORRESPONDENCE TABLES

613

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TECHNICAL GLOSSARY

3G/3G+: see UMTS (3G) and HSDPA (3G+).

3GPP (3rd Generation Partnership Project): cooperation between regional telecommunications standardization organizations, whose objective is to agree technical specifications for third generation mobile networks (3G). The 3GPP also agrees specifications for LTE, the so-called fourth generation system.

ADSL (Asymmetrical Digital Subscriber Line): broadband data transmission technology on traditional telephone network. It enables broadband data transmission (first and foremost Internet access) via paired copper cable (the most common type of telephone line found in buildings).

Arcep: Autorité de Régulation des Communications Electroniques et des Postes - French Telecommunications and Posts Regulator.

Asynchronous Transfer Mode - ATM: broadband transmission technique for multiplexing data flows in the form of packets (ATM standard packets) in connected mode with guaranteed service quality..

ATM (Asynchronous Transfer Mode): see “Asynchronous Transfer Mode”.

Autonomous System (AS): group of IP routers managed by a single administrative entity using a common routing protocol (Internet Gateway Protocol), and identified by a unique Autonomous System Number (ASN).

Backbone: fiber optic backbone transmission network for long distance and very high capacity. See DWDM and SDH.

BAS (Broadband Access Server): see Broadband Access Server.

Bit: abbreviation for BInary digiT. Elementary information unit with binary coding (0 or 1) used by digital systems.

Bitstream: wholesale offer enabling alternative operators to rent broadband access which has been activated by the incumbent operator. In this way they can offer retail broadband services in areas where they do not offer unbundled access.

BlackBerry: wireless technology developed by Research In Motion Limited allowing personal digital assistants to access and synchronize continuously with the user’s email.

Broadband: data transmission technology where modulation is used for the simultaneous passage of several independent channels on a single medium. Term used to designate broadband networks (speeds of at least several Mbit/s) Broadband access is also used to designate ADSL (individual connection providing at least 128 Kbit/s downstream, from the switch to the user).

Broadband Access Server - BAS: broadband access hub that collects incoming and outgoing traffic to DSLAM, covering the interconnection with the operator’s IP network. The BAS represents an essential part of an operator’s ADSL network.  This hub equipment handles the management of user sessions (authentication, traffic control, etc.) and the concentration of Internet traffic.

Broadband Multisite Service: solution enabling a company to interconnect several sites in one agglomeration or region, with the goal of transmitting voice, data or image information at speeds of up to 2.5 Gbit/s. It uses a dedicated, double local loop, in order to guarantee maximum security.

Call termination (interconnection or termination rate): amount per minute paid by one telephone operator to another operator to transmit a telephone conversation over the network of the other operator to its destination. These rates are regulated.

Capacity services: services involving an operator providing transmission capacity dedicated to a user, ensuring transparency in relation to applications supported (example: leased line service).

CDMA (Code Division Multiple Access): process used in particular in mobile telephony, allowing several digital signals to be transmitted simultaneously on the same carrier frequency. It allows operators to offer their subscribers broadband Internet access services on their mobiles.

Centrex: service enabling one or more businesses to use a public automatic switch while benefiting from all the services available on a PABX (private automatic branch exchange).

CRM (Customer Relationship Management): dedicated applications that enable a company to have better knowledge of each customer, and therefore offer more targeted products and services, ensuring better customer satisfaction.

Dense Wavelength Division Multiplexing (DWDM): transmission technology based on multiplexing wavelengths over optical fiber, enabling very high bandwidth (up to 10 Gigabits per second) information transfers over long distance networks.

Digital Rights Management: set of technical measures for controlling the use of works distributed on digital media. By extension, refers to the legal measures taken to prevent these technical limitations from being bypassed.

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Distribution frames: telephone network equipment that allow lines or local loops dedicated to each subscriber to be concentrated in order to be sent back to the local telephone switch (or CAA).

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers for Public Switched Telephone Networks up to complete broadband transfers of digital packets. See ADSL, SDSL.

DSLAM (Digital Subscriber Line Access Multiplexer): DSL equipment for the demodulating of subscriber ADSL modems and the first level of aggregation for data transport on the IP network. The equipment is also used to filter voice and data. Installed close to local distribution frames, they generally manage between 100 and 2,000 subscribers.

Dual-Play: broadband subscriber package including two services: Internet access and IP Telephony. See Multi-play.

DWDM: see Dense Wavelength Division Multiplexing.

EDGE (Enhanced Data rates for GSM Evolution): radio technology representing the intermediary stage between GRPS and UMTS, which is based on using existing GSM radio frequencies to offer Internet and multimedia services, with nominal rates of up to 380 Kbit/s and effective rates up to four times faster than GPRS.

Efficient operator: concept used in relation to the regulation of prices for wholesale and retail services sold by an operator when the regulatory authority requires the operator to orient its prices towards the costs borne. If the actual costs of this operator turn out to be higher than they should be because of its inefficiency, the corresponding excess cost is excluded from the price base used to determine prices. This concept is also used when the competition or regulatory authorities are attempting to ensure that an efficient operator is not excluded from the market by the abuse of a dominant position by another company In this case, the definition of an “efficient” operator raises methodological issues (reference is often made to an operator “as efficient” as the dominant operator, with the same cost structure).

Essential infrastructure: goods or service operated or controlled by a dominant company, which cannot be recreated by reasonable means and to which access is essential for the competitors of that company to carry out their own activities on an upstream or downstream market. This may consist of tangible resources (local loop, harbor facilities) or intangible resources (directory database, intellectual property). Such a definition carries the obligation for the dominant company to make available its essential infrastructures or facilities under objective, non-discriminatory terms and on the basis of cost-oriented rates.

Ethernet: technology for local network connections originally developed by Xerox, with computers connected by a combination of network interface cards installed on each PC and by coaxial cables linking the workstations at a rate of 10 Mbit/s. In an Ethernet network, each workstation may initiate a transmission at any time.

FDD (Frequency Division Duplexing): method of allocating UMTS frequencies that consists of assigning a frequency band for each uplink (from the terminal to the base station) and downlink (from the base station to the terminal).

Frame relay: data transmission protocol, which only uses the first two layers of the model for the international OSI (“Open System Interconnection”) standard designed to standardize and facilitate network interconnection. It enables the simultaneous connection, through statistical multiplexing, of several communications using a single access at high speeds.

FTTB (Fiber To The Building): fiber optics to the building.

FTTC (Fiber to the Curb): fiber optics to the curb.

FTTH (Fiber to the Home): connection by optical fiber directly to the subscriber’s home ensuring very high-speed transmission compatible with triple-play packages.

FTTN/VDSL (Fiber to the node / Very high bit-rate DSL): network technology consisting of creating new network nodes, which are not the distribution frames for existing telephone lines, closer to final customers. These nodes, which are linked by optical fiber to the distribution frames, host the DSLAM and can receive VDSL modems. The final section going from these network nodes to subscribers is still made up of copper wires.

FTTX (Fiber To The X): generic name for different methods of optic connections.

Functional separation: confinement of some of an operator’s activities in a division with independent management and operating relations with the operator’s other divisions identical to those it has with other operators. In the United Kingdom, BT’s local loop was subject to a functional separation giving rise to the creation of the entity Openreach.

Gateway: equipment enabling two different networks to communicate. Some gateways are bidirectional, others unidirectional.

Gbit/s or Gigabits per second: billions of bits (109) transferred per second on a transmission network. See bit.

GPRS (General Packet Radio Service): second-generation mobile communications system, which adds a packet system to the GSM network allowing data exchange and reaching theoretical speeds of around 170 Kbit/s, and actual speeds of about 40 Kbit/s under optimal conditions.

GSM (Global System for Mobile Communications): European standard for second-generation mobile telephony networks which operates within the 900-1,800 MHz frequency bands.

HLR (Home Location Register): part of the GSM mobile telephony cellular network. This is the central database of information regarding subscribers to this GSM network. It is used as a reference for other local databases, the VLR, so that data is coherent across the whole network.

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Hotspot: Wifi access point situated in a busy public location (cafe, hotel, station, airport) providing mobile terminal users (laptops, PDAs) with wireless Internet access at speeds from 11 to 54 Mbit/s, depending on the Wifi standard used. See Wifi.

HSDPA (High Speed Downlink Package Access): development of a third generation (3G) UMTS mobile telephone standard, also known as 3.5G or 3G+. Through software developments, it offers performance ten times greater than 3G technology (UMTS). It supports high speeds in packet mode on the downlink.

HSPA : see HSDPA.

HSUPA (High Speed Uplink Packet Access): equivalent to HSDPA, for sending data.

IMEI (International Mobile Equipment Identity): unique identifying number of each GSM or UMTS mobile telephony handset.

IMS: Standardized NGN (Next Generation Network) architecture for telephone operators, which enables the provision of fixed and mobile multimedia services. This system uses VoIP technology based on SIP standardized implementation. See SIP, NGN.

Incremental, related and shared costs: incremental costs are costs borne by a company and related to additional production. When the production unit is identified with a particular service, we refer to the incremental cost of this service. The costs of a company that are not related to a particular service are joint or shared costs. Related costs are costs attributable to a sub-set of services produced by the company. Shared costs are costs attributable to the operation of the company as a whole.

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice, video. France Telecom trade name: Numéris.

Intelligent Network - IN: network architecture concept with the purpose of facilitating the introduction of new services from the basic services offered by the Switched Telephony Network. Its principle is based on the installation of logic and service data on a centralized IT server that controls the switches.

Internet Protocol - IP: one of the two main communication protocols between networks (the other being ATM), used in particular on Internet and intranet networks. IP is an Internet-specific transfer protocol based on the principle of packet switching.

Internet Service Provider - ISP: company providing Internet access to private users, professionals and businesses.

Intranet: local network using the same protocols and technologies as the Internet but which, unlike the Internet, connects computers privately, i.e. without being open to all Internet users. Examples: company intranet, community intranet, etc.

IP (Internet Protocol): see Internet Protocol.

iPhone : smartphone designed by Apple that integrates, into one small handset, mobile telephony and the basic functions of a computer such as Internet access, office applications, multimedia and games.

IPTV (Internet Protocol Television): television and/or video distribution systems using broadband connections over IP.

IRU (Indefeasible Right of Use): long-term contract ensuring the temporary ownership over the duration of the contract of a portion of the capacities of an international cable.

ITC (Information and Communication Technologies): technologies used to process and send information, mainly computing, Internet and telecoms.

Kbit/s or Kilobits per second: thousands of bits (103) transferred per second on a transmission network. See bit.

Linear services (or “linear audiovisual media services” in the regulatory terminology): services for which the supplier of the service establishes a schedule and times of transmission that are identical for all viewers (standard television)

Livebox: terminal marketed by France Telecom that offers broadband modem, router and Wifi and Bluetooth wireless access point functions and provides Internet connection, television and Voice over IP via ADSL.

Local Area Network (LAN): networks enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

Local loop: part of the telephone network that connects the local telephone switch to subscribers’ individual households.

Long Distance Network: public or private network covering a very large geographical scope (national or international) enabling the connection of access networks or the interconnection of private broadband networks (LAN, MAN). See Backbones.

LTE (Long Term Evolution): name given to a project developed within 3GPP and whose objective is to produce technical specifications for future fourth generation mobile network standards (4G). In doing so, LTE also sets so-called fourth generation mobile systems which result from this project.

M2M: see Machine to Machine.

Machine to Machine: exchange of information between machines that is established between the central control system (server) and any type of equipment, through one or several communication networks.

MAN (Metropolitan Area Network): broadband transmission networks with a limited geographical coverage, usually the size of a city or region.

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Mbit/s or Megabits per second: millions of bits (106) transferred per second on a transmission network. See bit.

MHz: frequency measurement corresponding to one million cycles per second for an electric current (radio frequency), or a clock speed for microprocessors (computer).

MMS (Multimedia Messaging Service): multimedia messaging that is an extension of SMS and allows the routing of images and sound on GPRS and UMTS mobile telephone networks and terminals.

MPLS: see Multi-Protocol Label Switching.

MSC (Mobile services Switching Center): mobile telephony equipment (GSM/2G) which is responsible for network voice switching, interconnection with other networks (classic telephone network, for example) and call coordination.

Multi-play: access solution for multiple services (Internet, television, Voice over IP) through a single broadband access point. The Livebox is the multiplay solution marketed by France Telecom.

Multi-Protocol Label Switching (MPLS): a standard proposed by the Internet Engineering Task Force (IETF), an international community open to operators and network designers whose goal is to coordinate the development of, and resolve construction and protocol issues relating to, the Internet. MPLS improves network speed and efficiency, allowing routers to transfer information along pre-defined paths depending on the level of quality required.

Multiplexing: technique to simultaneously transfer several communications on a same transmission channel.

MVNO (Mobile Virtual Network Operator): mobile operators that use third-party network infrastructures to provide their own mobile telephone services.

NAS (Network Access Server): see Network Access Server.

Network Access Server - NAS: sideline IP network equipment for the concentration of STN telephone modem accesses for the switched telephone network and connection to the IP network.

Next Generation Network - NGN: see NGN.

NGA: New generation access (NGA) network intended to support very high bandwidth Internet services.

NGN (New Generation Network, or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach of developing services to customers (see “Internet Protocol”).

Non-linear services (or “on-demand audiovisual media services”): services requiring action from viewers before being provided. Examples: Video On Demand (VOD), access to a track/album in a musical program, access to the weather forecast, access allowing certain actions in a sports program to be reviewed, access to statistics during a sporting event

NRA: subscriber connection nodes or switches towards which subscriber telephone lines are directed.

Outsourcing: service contract agreed between a company and an operator and consisting of entrusting the latter with the management of its requirements in terms of telecoms or IT.

PABX or PBX (Private Automatic Branch eXchange): private business switch.

Pay TV: designation of paid-for TV, access to which is subject to payment on a subscription or one-off basis.

PMT (Personal Mobile Television): technology for receiving television and digital services on mobile terminals, such as telephones, digital media players or autonomous receivers for vehicles. It allows television programs to be viewed with reception quality optimized for mobile screen formats.

Premium service: service providing attractive content that is not available from other service-providers because of its exclusivity (possibly shared), its cost, or its quality.

Price cap: ceiling price imposed by the regulator for a given period. The operator subject to a price cap may not apply prices above this ceiling.

Public Switched Telephone Network: voice transport network consisting of handsets, subscriber lines, circuits and switches. It is also used to access some data services.

Quadruple-play: offer combining Internet, television, mobile telephony and fixed-line access.

RBCI: Backbone and IP Collection Network.

Refarming: a process aiming to authorize operators having frequency-usage rights to use their licenses for other purposes or with other technologies than those initially specified. Term used in particular to designate the reuse, authorized by the European Commission at the end of 2007, of the 900 MHz band initially assigned to GSM for UMTS.

Roaming: use of a mobile telephony service on the network of an operator other than that with which the subscription is taken out. The typical example is the use of a mobile abroad on the network of another operator.

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Router: interconnection gateway between several servers installed on a network node, designed to optimize data transmission and give users access to all available services on this network.

s-VOD: subscription to a video on-demand service (VOD).

SDH (Synchronous Digital Hierarchy): transmission standard over very high bandwidth fiber optic that allows data flows of different speeds to be transmitted securely, and their management facilitated.

SDSL (Symmetric Digital Subscriber Line): DSL symmetrical rate connection technologies. See DSL, ADSL.

SHDSL (Symmetric High bitrate DSL): symmetric DSL broadband international standard (192 Kbit/s to 2.3 Mbit/s). Also called G.shdsl.

Signaling System 7 (SS7): information exchanges required for the management of a telephone communication (establishment and termination, maintenance and supervision, invoicing) and transferred in digital form by a network separate from that used for the communication itself.

SIP (Session Initiation Protocol): standard IP open protocol for multimedia transmission intended to transmit voice, video, video-telephony, instant messages, virtual reality and video games. The most used Internet protocol for Internet telephony (VoIP).

SLA (Service Level Agreement): agreement under the terms of which a telephone operator or Internet service provider contractually undertakes to provide a quality of service subject to financial penalties.

SMS (Short Message Service): communication service based on short written messages on mobile telephone handsets and networks.

SOHO (Small Office, Home Office): refers to the computing market for very small companies (less than ten employees).

SS7: see Signaling System 7.

STP (Signal Transfer Points): routers of a signaling network that transmit signals between switches.

Switches: telephone call handling systems with three functions: interconnection (between an incoming junction and an outgoing junction), handling calls (establishing and disconnecting communication) and management controls (taxation, operation and maintenance).

Symmetric Regulation: regulation applicable to all operators offering the same service, in contrast to asymmetric regulation, applicable only to operators recognized as having significant market power by a regulatory authority.

Tbit/s or Terabits per second: billions of bits (1,012) transferred per second on a transmission network. See bit.

TDD (Time Division Duplexing): method of allocating UMTS frequencies that consists of temporarily separating the two uplinks (from the terminal to the base station) and downlinks (from the base station to the terminal) on one frequency band.

TDM (Time Division Multiplexing): temporal multiplexing technique allowing several low-speed elementary digital channels (voice, data, video) to be transferred over one communication support at a higher speed by sending samples of each of these channels in alternate time slots.

TDSL (Turbo Digital Subscriber Line): business-oriented ADSL offer.

Telephony over IP: see Voice over IP.

Third-party application maintenance: type of outsourcing relating to the maintenance of a company’s software by an external service provider. There is usually only a contracted guarantee of resources, not results.

Triple-Play: broadband subscription package including Internet access, telephony and a package of television channels.

UMA (Unlicensed Mobile Access): standard intended to allow roaming between mobile telephony (GSM, UMTS) and radio infrastructures (Wifi, Bluetooth). The Unik telephone in France (Unique in Great Britain, Unico in Spain, Unifon in Poland) is the telephone marketed by France Telecom for the UMA standard.

UMTS (Universal Mobile Telecommunications System): third-generation (3G) mobile telephony standard allowing broadband communication (up to 2 Mbit/s at theoretical symmetrical speed) over the 1.9 to 2.2 GHz frequency band.

Unbundling: obligation placed upon a local loop owner-operator to provide a third-party operator with bare copper pairs. The third-party operator remunerates the owner-operator for this usage and itself installs its own transmission equipment at the end of the local loop in order to connect subscribers to its own network. An equipment collocation service is also offered to third-party operators in addition to unbundling. Partial unbundling and full unbundling are distinguished. Partial unbundling allows the third-party operator to offer a broadband service on the upper frequency band of the line, whilst the owner-operator continues to provide the subscription and the telephone service on the lower band. Full unbundling allows the third-party operator to connect the whole of a line to its own equipment and therefore to provide telephone as well as broadband services.

VGA: wholesale line rental.

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Video-telephony: technique making it possible to call and view the person called on screen, displaying photos, videos and using MMS services, transmitting sound and images in real-time through a telephone line using a videophone.  France Telecom’s video-telephony service is “MaLigne visio”

Virtual Network Operator: see MVNO.

Virtual Private Network (VPN): group of communications resources on the public network, organized logically and made available by a public operator to a customer in order to offer the customer exclusive business telephony services.

VLR (Visitor Location Register): temporary database containing information about all users (Mobile Stations) of the network, which is integrated in the Mobile Service Switching Center (MSC).

VOD: Video On Demand. Refers to the possibility of selecting digital video content and downloading it from a central server onto a computer or television.

Voice over Internet Protocol (VoIP): transport of voice services using IP technologies.

VPN (Virtual Private Network): see Virtual Private Network.

WAN (Wide Area Network): network spanning several buildings or a town or city. See MAN.

WAP (Wireless Application Protocol): protocol optimizing Internet access from mobile terminals.

WDM (Wavelength Division Multiplexing): see Dense Wavelength Division Multiplexing.

Wifi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11 Mbit/s (802.11b standard) or 54 Mbit/s (802.11 g standard). By extending the Ethernet protocol to cover radio services, Wifi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

WiMax: wireless broadband transmission standard operating at 70 Mbit/s (802.16 standard), which enables several Wifi access points to connect to a fiber optic network and therefore increases the range of Wifi networks. With a nominal range of 50 km, it should eventually enable the development of city-wide networks (MAN) based on a single access point.

xDSL: see DSL.

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FINANCIAL GLOSSARY

ARPU (mobile services): the Average Revenues Per User (ARPU) are calculated by dividing the personal services revenues (see Personal services revenues) generated over the last twelve months by the weighted average of the number of customers (excluding Machine to Machine customers) over the same period. The weighted average of the number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. The ARPU is expressed as yearly average revenues per customer.

ARPU for Consumer fixed-line services (fixed-line services and Internet): the average monthly revenues per line for Consumer fixed-line Services (ARPU) is calculated by dividing the monthly average revenues, over the last twelve months, by the weighted average of the number of Consumer fixed lines over the same period. The weighted average of the number of Consumer fixed lines is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. The ARPU of Consumer fixed-line services is expressed in monthly revenues per line.
AUPU (mobile services): the monthly Average Usage Per User (AUPU) is calculated by dividing the average monthly usage in minutes over twelve months (incoming calls, outgoing calls and roaming), excluding traffic from Mobile Virtual Network Operators - MVNO) by the weighted average of the number of customers over the same period. The AUPU is expressed, in minutes, in monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, on a pro-rata basis of their working time, including permanent contracts and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunications licenses and excluding investments financed through finance leases (see Section 9.1.5.4 Financial aggregates not defined by IFRS and Segment information of the consolidated financial statements).

Capital expenditures on tangible and intangible assets excluding licenses: see CAPEX.

Change in operating working capital requirement: change in inventories, plus change in trade receivables, plus change in trade payables (excluding amounts due to fixed asset suppliers).

Change in total working capital requirement: change in inventories, plus change in trade receivables and other receivables, plus change in trade payables (excluding amounts due to fixed asset suppliers) and other payables.

Commercial expenses and purchases of content rights: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis are not intended to replace data on a historical basis for the year ended or the previous periods.

Equipment revenues (mobile services): equipment revenues include the sale of mobile handsets and accessories.

External data: external data are expressed after elimination of inter-operating segments transactions.

External purchases: external purchases include:

•

Commercial expenses and purchases of content rights: external purchases including purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses and purchases of content rights;

•

Service fees and inter-operator costs: external purchases including network expenses and interconnection expenses;

•

Other network expenses and IT expenses: external purchases including outsourcing fees relating to technical operation and maintenance, and IT expenses; and

•

Other external purchases: external purchases including overheads, real estate fees, purchases of other services and services fees, purchase of equipment and other supplies held in inventory, call centers outsourcing fees and other external usage, net of capitalized goods and services produced.

Financial investments: cash paid for investment securities (net of cash acquired) and changes in ownership interests without acquiring control.

Labor expenses: labor expenses include wages and employee benefit expenses, employee profit-sharing and the cost of share-based compensation. Labor expenses are net of capitalized costs.

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Net financial debt: net financial debt as defined and used by France Telecom (see Note 21 to the consolidated financial statements) corresponds to financial liabilities excluding operating payables (translated at the year-end closing rate), less: i) all derivative instruments carried in assets, ii) cash collateral paid on derivative instruments, iii) some deposits related to the financing, iv) cash, cash equivalents and financial assets at fair value, and v) since 2010, the loan granted by the Group to the Everything Everywhere joint venture. Derivatives qualifying as cash flow hedge and net investment hedge are set up to hedge items that are not included in net financial debt (future cash flows, net investment in foreign currencies). However, as the market value of these derivatives is included in the calculation of net financial debt, the “effective portion of cash flow hedges” and the “unrealized gain or loss on net investment hedges” are added to the net financial debt to offset this temporary difference.

“Non-voice” services revenues (mobile services): “non-voice” services revenue are the personal services revenues (see Personal services revenues) excluding the revenues generated by “voice” services. This includes, for example, revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the costs billed to the customer for purchases of content rights (download of ringtones, sport results, etc.).

Number of employees (active employees at end of period): number of employees working on the last day of the period, including permanent contracts and fixed-term contracts.

Organic cash flow net cash provided by operating activities, less acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers), plus proceeds from sales of property, plant and equipment and intangible assets (see Section 9.1.5.4 Financial aggregates not defined by IFRS).

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses (net of other operating income): see Other operating income and expenses.

Other operating income and expenses: Other operating income and expenses include:

•

Other operating income: primarily includes late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, as well as penalties and reimbursements received; and

•

Other operating expenses: other expenses including business tax, frequency use charges, other taxes, allowances and losses on trade receivables, as well as other expenses.

Reported EBITDA: operating income before depreciation and amortization, before remeasurement resulting from business combinations, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates (see Section 9.1.5.4 Financial aggregates not defined by IFRS and Segment Information of the consolidated financial statements).

Personal services revenues (mobile services): personal services revenues are the revenues (voice, data and SMS) generated by the use of the mobile network. This includes the revenues generated by incoming calls and outgoing calls, network access fees, revenues from roaming from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO). Personal services revenues are the most relevant recurrent revenues from the mobile operations and are directly related to business indicators. They are used to calculate the Average Revenues Per User (ARPU, see definition).

Service fees and inter-operator costs: see External purchases.

Statutory data: statutory data are expressed before elimination of inter-operating segments transactions.

Step-up (clause): clause that triggers a rise in interest payments if France Telecom’s credit rating from the rating agencies is downgraded over the long term, in accordance with pre-specified conditions. This clause may also stipulate a reduction in interest payments in the event of an improved rating, although the interest rate may not drop below the initial rate of the loan.

Wages and employee benefit expenses: see Labor expenses.

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ANNUAL DOCUMENT PREPARED PURSUANT TO ARTICLE 222-7 OF THE GENERAL REGULATION OF THE AMF

Pursuant to Article 222-7 of the General Regulation of the AMF, the following table gives the list of all information made public by France Telecom since March 1, 2010 to meet the legal and regulatory requirements governing financial instruments, issuers of financial instruments and financial markets.

Date	Information
Press Releases (1)
03/01/2010	Merger of T-Mobile and Orange in the United Kingdom authorized by the European Commission
03/10/2010	France Telecom registers 150 million additional shares as part of its ADR program
03/31/2010	France Telecom makes a one billion euro bond issuance
04/01/2010	Deutsche Telekom and France Telecom announce the completion of the process merging their activities in the United Kingdom
04/09/2010	France Telecom and TDC sign the definitive agreements related to the merger between Orange Switzerland and Sunrise
04/14/2010	France Telecom and Orascom Telecom Holding present the basis for an agreement on Mobinil and ECMS to the Egyptian government
04/22/2010	France Telecom and TDC take a negative view of the blocking of their merger in Switzerland
04/27/2010	France Telecom and Orascom Telecom submit the main terms of their agreements on Mobinil and ECMS to the Egyptian Financial Supervisory Authority (EFSA)
04/28/2010	Publication of the 2009 Registration Document
04/29/2010	First quarter of 2010: revenues and EBITDA in line with the Group’s prospects for the whole year
05/04/2010	Orange Tunisia launches its mobile, fixed-line and Internet activities in Tunisia
05/06/2010	France Telecom signs two new Group agreements related to negotiations on stress and an agreement on the payment of an additional incentive bonus
05/09/2010	France Telecom and Orascom Telecom publish additional information relating to their agreements on Mobinil and ECMS further to the decision of the EFSA (Egyptian Financial Supervisory Authority)
05/10/2010	France Telecom and Orascom Telecom sign the finalized terms of their agreements on Mobinil
05/11/2010	Orange and T-Mobile unveil the name, management team, vision and ambitions of their joint venture in the United Kingdom
05/27/2010	SWIFT and Orange Business Services unveil their strategic partnership in France
06/03/2010	France Telecom and TDC bring an end to their merger project involving Orange Switzerland and Sunrise
06/08/2010	France Telecom-Orange signs the construction agreement for the new ACE (Africa Coast to Europe) submarine cable
06/22/2010	France Telecom: bond issue of 52.3 billion Yen
06/23/2010	France Telecom-Orange signs an agreement establishing a Global Group Committee
06/24/2010	Corporate Social Responsibility report: France Telecom-Orange strengthens its commitments to its customers, its employees and the company
06/25/2010	Orange places on record the decision of the Société des rédacteurs du Monde (Society of Le Monde Editors)
06/28/2010	Orange will withdraw its offer following the Le Monde Supervisory Board
07/01/2010	Orange signs a partnership with MySpace France relating to advertising and content
07/05/2010	Orange unveils its new project: “Conquests 2015”
07/09/2010	France Telecom: closure of the public withdrawal offer and implementation of the squeeze-out of the shares issued by Network Related Services
07/21/2010	Orange and Deezer join forces to develop the digital music market
07/29/2010	Results for the first half of 2010
08/25/2010	Orange Business Services acquires Alsy, one of the leading integrators of Microsoft communication solutions
09/06/2010	Partial arbitration award relating to TP S.A.
09/07/2010	Anticipated reimbursement of a bond in dollars expiring in 2011 at the rate of 7.75%
09/08/2010	France Telecom carries out three transactions in order to optimize its debt
09/09/2010	Start of construction work on the ACE (Africa Coast to Europe) submarine cable
09/21/2010	France Telecom-Orange sends out the “new social contract” to each of its 100,000 employees in France
09/21/2010	Morocco: strategic partnership between France Telecom and the shareholders of Meditel
09/23/2010	France Telecom-Orange signs an agreement for a new submarine cable in the Indian Ocean
09/30/2010	France Telecom-Orange invests 60 million euros in the modernization of its network: ADSL available for more than 99% of French households in 2013
09/30/2010	France Telecom-Orange acquires Elettra, subsidiary of Telecom Italia specializing in submarine cables
10/28/2010	Third quarter of 2010: solid sales performance and financial targets maintained

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Date	Information
11/09/2010	Orange joins forces with Equity Bank to launch Orange Money in Kenya and other countries
11/16/2010	France Telecom issues a 40-year bond in the amount of 250 million pounds sterling
11/19/2010	France Telecom successfully finalizes its public buyback offer of 1 billion euros and issues 750 million euros in ten-year bonds
12/02/2010	Final completion of the acquisition of 40% of Meditel’s capital by France Telecom
12/14/2010	France Telecom-Orange announces the activation of IMEWE, the new submarine broadband cable connecting the Middle East to Asia and Europe.
01/19/2011	Canal+ and Orange announce their plan to create a joint venture to merge Orange Cinéma Séries and TPS Star
01/25/2011	Orange enters exclusive negotiations with Dailymotion with a view to acquiring 49% of its capital
01/27/2011	Orange signs a five-year, 6-billion euro syndicated credit line with 28 banks
02/23/2011	Stéphane Richard appointed Chairman and Chief Executive Officer of France Telecom-Orange
02/24/2011	Thanks to solid sales performance, France Telecom-Orange achieves all of its 2010 targets and confirms its organic cash flow commitment of 8 billion euros for 2011
03/09/2011	Signature of a Nexity-Orange partnership: the two Groups undertake to facilitate the deployment of fiber optic
03/14/2011	France Telecom-Orange and Agility will acquire a 44% interest in Korek Telecom, an Iraqi mobile operator whose service covers the entire country
03/28/2011	Veolia Eau and Orange create “m2o city”, a service operator for remote-reading water meters and environmental data
(1) The press releases are available on the Group’s website www.orange.com and at www.info-financiere.fr.

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Date	Information
Information published in BALO (France’s mandatory legal announcement bulletin) (1)
04/02/2010	Notification of the Combined (Ordinary and Extraordinary) Shareholders’ Meeting of June 09, 2010
05/17/2010	Invitations issued for the Combined (Ordinary and Extraordinary) Shareholders’ Meeting of June 09, 2010
06/28/2010	Notification to holders of perpetual bonds redeemable for shares
07/07/2010	Corporate and consolidated financial statements at December 31, 2009
09/10/2010	Notification to holders of perpetual bonds redeemable for shares

Documents filed with the Autorité des Marchés Financiers (2)
03/12/2010	Management statement concerning transactions in the Company’s shares
03/22/2010	Supplement to the Base Prospectus of debt securities program (Euro Medium Term Note Program) filed November 26, 2009
03/24/2010	Management statement concerning transactions in the Company’s shares
04/01/2010	Supplement to the Base Prospectus of debt securities program (Euro Medium Term Note Program) filed November 26, 2009
04/28/2010	2009 Registration Document
05/28/2010	Planned public repurchase offer followed by a squeeze-out of the shares of Network Related Services
06/22/2010	Public repurchase offer followed by a squeeze-out of the shares of Network Related Services
09/06/2010	Ownership threshold declarations for exceeding the 5% threshold of share capital and voting rights by Deutsche Bank
09/07/2010	Ownership threshold declarations for falling below the 5% threshold of share capital and voting rights by Deutsche Bank
09/07/2010	Supplement to the Base Prospectus of debt securities program (Euro Medium Term Note Program) filed November 26, 2009
09/28/2010	Individual declaration concerning transactions in Company shares made by those specified in Article L. 621-18-2 of the French Monetary and Financial Code
10/01/2010	Two declarations by the same director concerning transactions involving the Company’s shares
11/15/2010	Base Prospectus of debt securities program (Euro Medium Term Note Program) for €30 billion
03/01/2011	Supplement to the Base Prospectus of debt securities program (Euro Medium Term Note Program) filed November 15, 2010
03/18/2011	Individual declaration concerning transactions in Company shares made by those specified in Article L. 621-18-2 of the French Monetary and Financial Code

Documents filed with the Securities and Exchange Commission (SEC) (3)
03/10/2010	Registration of securities giving access to the share capital (American Depositary Shares) “Form F-6EF”
05/05/2010	2009 Annual Report “Form 20-F” including additional information linked to the listing of France Telecom on the New York Stock Exchange
09/07/2010

Preliminary Supplement to the Base Prospectus relating to the shelf Registration Statement for the issue of debt securities, “Form 424(b)5” filed on December 8, 2008

Summary of financial conditions of debt securities maturing in 2015 “Free Writing Prospectus”

09/08/2010	Definitive Supplement to the Base Prospectus relating to the shelf Registration Statement for the issue of debt securities, “Form 424(b)5” filed on December 8, 2008
09/29/2010	Observations concerning the SEC’s comments on the Annual Report on Form 20-F for 2009 “Correspondence”

Information filed with the Japanese market authorities (5)
05/07/2010	Special report following up on the nomination of a new Chief Executive Officer Incorporation of this report into the debt security issuance program filed November 7, 2008
05/13/2010	Special report following up on the merger in the United Kingdom Incorporation of this report into the debt securities issue program
06/11/2010	2009 Annual Report Incorporation of this report into the debt securities issue program
06/18/2010	Amendment to the 2009 Annual Report Incorporation of this amendment into the debt securities issue program
09/24/2010	2010 Half-year Report Incorporation of this report into the debt securities issue program
11/05/2010	Registration of a new debt securities program

(1)  Information available at the address: www.journal-officiel.gouv.fr/balo.

(2)  Information available at the address: www.amf-france.org. The present list exceptionally includes documents submitted by third parties.

(3)  Only information filed exclusively with the SEC is listed. All information filed with the SEC is available at www.sec.gov.

(4)  Information available in Japanese on the “EDINET” website (http://info.edinet-fsa.go.jp) that includes the financial reports of issuers in Japan.

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CORRESPONDENCE TABLES

I -  Annual Financial Report

The Annual Financial Report required pursuant to Article L. 451-1-1 of the French Monetary and Financial Code and Article 222-3 of the General Regulations of the AMF and reporting on the items indicated below, is included in this Registration Document.

Items required by Article L. 451-1-1 of the French Monetary and Financial Code and Article 222-3 of the General Regulations of the AMF	Registration Document
Consolidated financial statements (IFRS)	Section 20.1.1 pages 360 to 500
Statutory financial statements (French GAAP)	Section 20.2.1 pages 501 to 546
Management report	See management report correspondence table
Declaration by the responsible person	Section 1.2 page 9
Report of the Statutory Auditors on the consolidated financial statements	Section 20.1.2 pages 495 to 496
Report of the Statutory Auditors on the statutory financial statements	Section 20.2.2 page 547
Fees paid to the Statutory Auditors	Notes to the consolidated financial statements, Note 34 page 489

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II -  Report of the Board of Directors

The Management Report for 2010, reporting on the items indicated below, is included in this Registration Document. It was approved by the Board of Directors of France Telecom on March 24, 2011.

Information required pursuant to the French Commercial Code, Monetary and Financial Code and General Tax Code and the AMF’s General Regulations	Registration Document
Analysis of the business performance, results and financial position of the Company during last financial year (L. 225-100 and L. 232-1 of the French Commercial Code)	Section 9.2 pages 275 to 281
Analysis of the business performance, results and financial position of the Group during last financial year (L. 225-100-2 and L. 233-26 of the French Commercial Code)	Section 9.1 pages 194 to 274
Results of the subsidiaries and of controlled companies by business segment (L. 233-6 of the French Commercial Code)	Section 9.1.3 pages 224 to 250
Information on trends (L. 232-1 and L. 233-26 of the French Commercial Code)	Chapter 12 page 289
Material events subsequent to the balance sheet date (L. 232-1 and L. 233-26 of the French Commercial Code)	Section 20.2.1, note 10 page 546 Section 20.2.1 page 547 Section 20.2.4 page 549 Section 20.5 page 550
Research and development activities (L. 232-1 and L. 233-26 of the French Commercial Code)	Chapitre 11 pages 285 to 287
Acquisition of equity interests in or control of companies registered in France (L. 233-6 of the French Commercial Code)	Section 9.2.4 page 281
Information on environmental issues and the environmental impact of operations (L. 225-100, L. 225-102-1 and R. 225-105 of the French Commercial Code)	Section 6.4 pages 157 to 162
Information on personnel issues and the social impact of operations (L. 225-100, L. 225-102-1 and R. 225-104 of the French Commercial Code)	Chapter 17 pages 335 to 351
Description of the major risks and uncertainties (L. 225-100 and L. 225-100-2 of the French Commercial Code)	Chapter 4 pages 15 to 25
The Group’s financial risk management policy (L. 225-100 and L. 225-100-2 of the French Commercial Code)	Section 9.1.4.3.3 page 260
The Group’s exposure to price, credit, liquidity and cash flow risks (L. 225-100 and L. 225-100-2 of the French Commercial Code)	Section 9.1.4.3.3 page 260

Summary table of the current authorizations granted by the Shareholders’ Meeting to the Board of Directors with regard to share capital increases, and of the use made thereof during the year
(L. 225-100 of the French Commercial Code)

Section 26.2 pages 585 to 586
Items likely to have an impact in the event of a public offer (L. 225-100-3 of the French Commercial Code)	Section 21.3 page 557
Employee shareholding on the last day of the year (L. 225-102 of the French Commercial Code)	Section 18.1 page 354
Identity of shareholders holding more than 5% of share capital; treasury shares (L. 233-13 of the French Commercial Code)	Section 18.1 page 354
Summary of director share dealings (L. 621-18-2 of the French Monetary and Financial Code and 223-26 of the General Regulations of the AMF)	Section 14.1.2.5 page 306
Total compensation and benefits of all kinds paid to each corporate officer (L. 225-102-1 of the French Commercial Code)	Section 15.1 pages 324 to 327 Section 15.2 pages 327 to 330 Section 17.3 pages 341 to 346 Section 15.4 page 331
Directorships and offices held in any company by each of the directors and corporate officers during the year (L. 225-102-1 of the French Commercial Code)	Section 14.1.2.1 pages 295 to 304
Information on share buybacks (L. 225-211 of the French Commercial Code)	Section 21.1.3 page 552
Amount of dividends distributed in respect of last three financial years (Article 243 A of the French General Tax Code)	Section 26.2 pages 577 to 578
Changes to the presentation of the statutory financial statements (L. 232-6 of the French Commercial Code)	Section 9.2 pages 275 to 279
Information on supplier payment durations (L. 441-6-1 of the French Commercial Code)	Section 9.2.3.6 page 281

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III -  Chairman’s report on corporate governance and internal control

The report of the Chairman of the Board of Directors required pursuant to Article L. 225-37 of the French Commercial Code and reporting on the items indicated below, is included in this Registration Document.

It was approved by the Board of Directors of France Telecom on March 24, 2011.

Items required by Article L. 225-37 of the French Commercial Code	Registration Document
Composition of the Board of Directors	Section 14.1.1 pages 294 to 295
Conditions of preparation and organization of the work of the Board of Directors	Section 14.1.3 pages 306 to 309
Reference to a code of corporate governance	Section 14.1.4.1 page 309
Internal control and risk management procedures put in place by the Company	Section 14.3 pages 314 to 321
Limits on the powers of the Chief Executive Officer	Section 14.2.1 page 310
Principles and rules laid down by the Board of Directors for the purposes of determining the compensation and benefits of all kinds granted to the corporate officers	Section 15.1 pages 324 to 327
Special procedures regarding shareholder participation at Shareholders’ Meetings	Section 21.2.5 pages 555 to 556

IV -  Documents sent to shareholders on request

The documents required by Article R. 225-88 of the French Commercial Code (documents sent to shareholders who request them prior to the Annual Shareholders’ Meeting) included in this Registration Document are listed below. Other documents required by this article are included in the notice of meeting sent to shareholders and are, as is the Group’s social report, available on the website dedicated to France Telecom’s Shareholders’ Meeting, at www.orange.com/ag2011.

Items required by Article R. 225-88 of the French Commercial Code	Registration Document
List of directors and CEO and CEO delegates, and offices held	Section 14.1.2.1 pages 295 to 304 Section 14.2.2 page 310
Text of draft resolutions	Section 26.1 pages 568 to 577
Report of the Board of Directors on the resolutions	Section 26.2 pages 577 to 589
Report of the Board of Directors	See management report correspondence table
Statutory Auditors’ special report on regulated agreements	Section 26.3 pages 590 to 591
Statutory Auditors’ report on resolutions proposed at the Annual Shareholders’ Meeting	Section 26.3 pages 592 to 598
Annual financial statements	Section 20.2.1 pages 501 to 546
Allocation of income	Section 26.2 page 577
General Report of the Statutory Auditors on the annual financial statements	Section 20.2.2 pages 547 to 548
Consolidated financial statements	Section 20.1.1 pages 360 to 494
Group’s management report.	Section 9.1 pages 194 to 274
Chairman’s report on internal control procedures	See Chairman’s report correspondence table
Statutory Auditors’ report on the Chairman’s report on internal control procedures	Section 14.4 page 322
Summary table of delegations of authority and of powers relating to capital increases	Section 26.2 pages 577 to 589

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 21, 2011	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer